Form 20-F
period 2007-03-31
Kabel Deutschland Vertrieb und Service GmbH & Co. KG; Kabel Deutschland GmbH
filed 2007-07-31
CIK 1359737, 1359736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

For such transition period from                    to

☐            SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For such transition period from                    to

Commission file number: 333-137371

Kabel Deutschland GmbH

(Exact name of Co-Registrant as specified in its charter)

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Exact name of Co-Registrant as specified in its charter)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Betastraße 6 - 8
85774 Unterföhring
Germany

+49-89-960-100

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	n/a

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

€250 million 10.750% Senior Notes due 2014
$610 million 10.625% Senior Notes due 2014

(Title of Class)

As of March 31, 2007, the subscribed capital of KDG is held entirely by the sole shareholder Kabel Deutschland Holding GmbH and is represented by three shares in the following amounts:

Shareholders	€ per share
Kabel Deutschland Holding GmbH	24,750
Kabel Deutschland Holding GmbH	250
Kabel Deutschland Holding GmbH	1,000,000
1,025,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.                Selected Financial Data

In this annual report on Form 20-F, “Issuer”, “Registrant,” “we,” “us,” “our,” “Company,” “KDG” and other similar terms refer to Kabel Deutschland GmbH and its consolidated subsidiaries, except where the context otherwise requires.

The selected consolidated statements of operations and cash flow data set forth below for the fiscal years ended March 31, 2004, 2005, 2006 and 2007 and the selected consolidated balance sheet data set forth below as of March 31, 2004, 2005, 2006 and 2007, in each case, for KDG have been derived from KDG’s consolidated financial statements, included in ITEM 17 of this annual report.

The selected consolidated data presented below should be read in conjunction with our consolidated financial statements included in ITEM 17 of this annual report.

The historical consolidated financial statements have been prepared in accordance with IFRS, which differs in significant respects from U.S. GAAP. For a summary of the material differences between IFRS and U.S. GAAP, please read Note 6 to the historical consolidated financial statements.

We were incorporated in December 2002 and commenced operating our business assets in March 2003. Therefore we do not possess financial data for the periods prior to the Acquisition.

Consolidated income statement data

	Year ended March 31,
	2004	2005(1)	2006(1)	2007(1)
		(as adjusted)	(as adjusted)
	(€ millions, except percentages)
Cable Access revenue	833.5	850.1	839.3	845.6
TV/Radio revenue	108.1	126.4	137.8	163.0
Internet & Phone revenue	1.2	2.8	9.8	56.5
TKS revenue	19.3	23.9	25.2	28.1
Revenues	962.1	1,003.2	1,012.1	1,093.2
Cost of services rendered(2)	(616.5)	(573.4)	(490.1)	(567.1)
Other operating income	33.9	17.9	12.5	13.2
Selling expenses(3)	(220.5)	(262.5)	(277.0)	(318.7)
General and administrative expenses(4)	(115.5)	(110.3)	(102.4)	(140.9)
Profit from ordinary acivities	43.5	74.9	155.1	79.7
Interest income	4.0	11.4	2.8	3.6
Interest expense	(213.9)	(186.3)	(215.1)	(155.7)
Accretion/Depreciation on investments and other securities	0.0	(0.3)	(0.1)	0.3
Income from associates	0.6	0.7	0.5	0.4
Loss before taxes	(165.8)	(99.6)	(56.8)	(71.7)
Taxes on income	13.9	(6.9)	(11.7)	(27.5)
Net Loss	(151.9)	(106.5)	(68.5)	(99.2)
U.S. GAAP Consolidated income statement data
Total revenues	962.1	1,003.2	1,012.1	1,093.2
Net loss	(120.0)	(107.7)	(34.3)	(134.2)
Other Financial Data
Adjusted EBITDA(5)	428.0	408.0	401.3	382.5
Adjusted EBITDA margin(6)	44.5%	40.7%	39.7%	35.0%

(1)                 According to the update of the IFRIC agenda decision on IAS 39 accounting changes regarding assessing hedge effectiveness of interest rate swap in a cash flow hedge have been made for the fiscal years ended March 31, 2007, 2006 and 2005. For a detailed description please refer to Note 1.2 in the Notes to the consolidated financial statements of KDG and KDVS.

(2)                 Includes €133.1 million of depreciation and amortization in FY 2007 (€117.4 million in FY 2006; €206.7 million in FY 2005; €261.8 million in FY 2004)

(3)                 Includes €96.0 million of depreciation and amortization in FY 2007 (€88.2 million in FY 2006; €81.2 million in FY 2005; €92.4 million in FY 2004)

(4)                 Includes €17.5 million of depreciation and amortization in FY 2007 (€15.2 million in FY 2006; €9.8 million in FY 2005; €10.1 million in FY 2004)

(5)                 Profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expenses (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that “Consolidated EBITDA” will be calculated under the indenture governing the Notes or under the terms of our senior facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable television companies.

(6)                 Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

IFRS reconciliation of Adjusted EBITDA to profit from ordinary activities

	Year ended March 31,
	2004	2005	2006	2007
	(€ millions)
Adjusted EBITDA	428.0	408.0	401.3	382.5
Depreciation and Amortization	(364.3)	(297.7)	(220.8)	(246.6)
MEP related non-cash Expenses	(6.7)	(35.4)	(19.2)	(41.8)
Restructuring Expenses	(13.5)	0.0	(6.2)	(14.4)
Profit from Ordinary Activities	43.5	74.9	155.1	79.7

Consolidated balance sheet data

	As of March 31,
	2004	2005	2006	2007
	(€ millions)
Cash & cash equivalents	184.7	132.8	225.1	54.1
Other current assets	240.4	128.0	171.4	162.5
Intangible assets	630.6	582.4	519.7	477.3
Tangible assets	1,028.2	900.5	902.7	986.6
Other non-current assets	6.6	14.5	7.0	25.0
Total assets	2,090.5	1,758.2	1,825.9	1,705.5
Liabilities to banks/bondholders	1,645.4	1,952.2	1,988.1	1,895.8
Other liabilities	524.7	560.8	647.2	706.0
Total liabilities	2,170.1	2,513.0	2,635.3	2,601.8
Equity(7)	(79.6)	(754.8)	(809.4)	(896.3)
Cash flow statement data
Cash flow from operating activities	354.6	368.6	399.3	360.0
Cash flow used in investing activities	(57.9)	(124.7)	(148.1)	(276.4)
Cash flow used in financing activities	(280.5)	(295.6)	(158.8)	(254.9)
U.S. GAAP Consolidated balance sheet data
Long term obligations	1,367.6	2,076.5	1,975.3	1,964.2
Total assets	2,032.6	1,876.9	1,933.0	1,782.7

(7)                 According to the update of the IFRIC agenda decision on IAS 39 accounting changes regarding assessing hedge effectiveness of interest rate swap in a cash flow hedge have been made for the fiscal years ended March 31, 2007, 2006 and 2005. For a detailed description please refer to Note 1.2 in the Notes to the consolidated financial statements of KDG and KDVS. Additionally, in KDVS a change in reclassifying the receivables from shareholders in equity has been made for the fiscal year ended March 31, 2007 and the prior years.

Subscriber Numbers and Revenue Generating Units

	As of March 31,
	2004	2005	2006	2007
	(thousands, except percentages)
Homes passed	15,300	15,600	15,500	15,300
—thereof Homes upgraded for 2-way-communication	n/a	n/a	4.000	8.600
Cable Access subscribers (incl. TKS)	9,626	9,640	9,581	9,241
—thereof subscribers upgraded for 2-way-communication	n/a	n/a	2.669	5.547
% penetration(8)	63%	62%	62%	60%
Cable Access RGUs	9,595	9,604	9,559	9,276
Pay TV RGUs	81	224	479	692
Kabel Internet RGUs	5	12	61	179
Kabel Phone RGUs	0	0	40	152
TKS subscribers	31	36	38	44
Total RGUs(9)	9,712	9,876	10,177	10,343

	Year ended March 31,
	2004	2005	2006	2007
	(€)
ARPU(10)
Cable Access	7.07	7.19	7.26	7.31
Pay TV	n/a	6.38	6.97	7.71
Kabel Internet	n/a	26.40	21.08	16.30
Kabel Phone	n/a	n/a	27.40	28.02
Total Blended ARPU(11)	n/a	7.19	7.30	7.64

      (8)    Number of subscribers at the end of the relevant period as a percentage of the number of Homes passed by KDG’s network at the end of the relevant period.

      (9)    Revenue generating units (“RGUs”) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber, but two RGUs.

  (10)    Average revenue per unit (“ARPU”) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

(11)    Total blended ARPU is calculated by dividing Cable Access, Pay TV, Kabel Internet, Kabel Phone and TKS (cable television) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

Operations data

	Year ended March 31,
	2004	2005	2006	2007
	(€ millions, except percentages)
Cable Access revenue
Subscription fees	817.0	836.8	829.1	833.8
% of total revenues	84.9%	83.4%	81.9%	76.3%
Installation fees	11.1	8.3	5.7	7.0
% of total revenues	1.2%	0.8%	0.6%	0.6%
Other revenue	5.4	5.0	4.5	4.8
% of total revenues	0.5%	0.5%	0.4%	0.4%
TV/Radio revenue
Analog/Digital carriage fees	97.0	97.7	99.0	99.6
% of total revenues	10.1%	9.7%	9.8%	9.1%
Playout Facility revenues	7.6	6.9	3.4	2.0
% of total revenues	0.8%	0.7%	0.3%	0.2%
Pay TV Subscription fees	3.5	9.7	27.7	55.6
% of total revenues	0.4%	1.0%	2.7%	5.1%
Digital set-top box sales	0.0	9.6	5.4	1.1
% of total revenues	0.0%	1.0%	0.5%	0.1%
Other digital revenues	0.0	2.5	2.3	4.7
% of total revenues	0.0%	0.2%	0.2%	0.4%
Internet & Phone revenue(12)	1.2	2.8	9.8	56.5
% of total revenues	0.1%	0.3%	1.0%	5.2%
TKS revenue	19.3	23.9	25.2	28.1
% of total revenues	2.0%	2.4%	2.6%	2.6%
Total Revenues	962.1	1,003.2	1,012.1	1,093.2

Exchange Rate Information

The functional and reporting currency of KDG is the Euro.

Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are converted to Euros at the exchange rate of the German Central Bank on the balance sheet date. Currency differences resulting from these adjustments are recognized in the consolidated income statement.

Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date, which are to be carried at fair value, were converted to Euros at the rate as of the balance sheet date. The Company used the following exchange rates (spot rates):

	as at March 31,
	2007	2006	2005
1€	USD 1.3318	USD 1.2104	USD 1.2943
1€	GBP 0.6798	GBP 0.6964	GBP 0.6877

B.               Capitalization and Indebtedness

Not applicable.

  (12)    Fiscal year ended March 31, 2006 was the first year to include revenues from Phone.

C.               Reasons for the Offer and Use of Proceeds

Not applicable.

D.              Risk Factors

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially affect our business, financial condition or results of operations adversely. See also ITEM 4B “Our Business—The Risk Management System for KDG”.

Risks Relating to Our Business

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

We face significant competition from established and new competitors. In some instances, we compete against companies subject to less regulation and with better access to financing, more comprehensive product offerings, greater personnel resources, greater brand name recognition and experience or longer-established relationships with regulatory authorities and customers. In addition, our subscriber data may not be representative of our actual results and data.

Cable Television.   We may not be able to successfully compete in the cable television market. This market may also be adversely affected by competition from other means of transmission and entertainment mediums. The market is becoming increasingly competitive, especially as new technologies emerge as viable alternatives.

•       Satellite.   In particular, we face competition from satellite distribution of free-to-air (“FTA”) television program streams, which has been gaining market share over recent years. Although data is limited, one satellite competitor source has published data indicating that the market share of satellite distribution increased from 38% to 39.9% between 2002 and 2005 while the market share of cable television decreased from 57% to 51%. In the same period, the number of our basic television access subscribers has declined, partly due to disconnections in response to our price increases in November 2002 and September 2004. We announced additional changes to our tariff schedule in August 2005 that became effective in January 2006 and resulted in price increases for some of our customers. It is still too soon to gauge the impact of this tariff change, although we have experienced some churn in the past due to tariff adjustments; in response to these past tariff adjustments, a number of Level 4 operators and housing associations decided to disconnect from our network and instead receive television services from satellite operators. On March 1, 2007 the Company began to change the price on all access products delivered to approximately 2.5 million single family homes from €14.13 to €16.90. The new pricing is for both analog and digital access services. The Company will provide the equipment to upgrade to digital access for no charge to the customer. The full impact will become effective as of March 2008 at the end of the next fiscal year after all annual payers will have been shifted to the new price.

Satellite has a number of competitive advantages over cable: among other things, it can provide a broader program offering, has a wider reach, especially in rural areas, and does not charge on-going subscription fees. Although cable television currently benefits from German zoning laws that restrict the installation of satellite dishes in certain areas, and housing association contracts with residents of multi-unit dwellings that frequently prohibit tenants from attaching satellite dishes to their apartments if cable is installed, these zoning laws may be changed in the future, as the European Commission has evinced a determination to reduce restrictions on individual reception of satellite television signals (although its rulings have not yet been applied to contractual arrangements with housing associations). As a result, German law may change in the future, which may ultimately further intensify competition with satellite providers. The acceptance of satellite dishes and technology to housing associations may also increase in the future.

•       Other delivery and entertainment systems.   Our market share may also be adversely affected by terrestrial transmission of digital television, other means of TV signal delivery and emerging technologies (e.g. Internet Protocol TV, “IPTV”). The market share of digital terrestrial television (“DTT”), which is now available in most of Germany’s urban regions and has replaced analog terrestrial broadcasting there, is not significant at present and its program offering is limited to between 12 and 24 programs depending on the region. Nevertheless, demand for digital terrestrial television may increase in the future as it charges no subscription fees, is likely to become more widely available and the price of the receiving equipment is likely to decrease. We expect digital terrestrial television to be a meaningful competitor to cable and satellite. So far, market share of terrestrial TV distribution does not exceed 5% (Source: AGF / GfK 2007). German state media authorities are promoting the switch-over from analog to digital terrestrial television, further promoting increased competition from digital terrestrial television. Moreover, proposed changes to the laws governing residential lease agreements would permit tenants to opt out of the cable service provided by Level 4 operators and other landlords. This may encourage subscribers to switch to terrestrial television. Improvements are also being made to alternative means of transmission, such as the provision of video signals by providers of digital subscriber line (“DSL”) services. The leading provider of these video-on-demand (“VoD”) services in Germany is T-Online International AG (“T-Online”), an affiliate of Deutsche Telekom AG (“DTAG”), which offers these services under the brand “T-HOME” and has increased marketing efforts. Furthermore, DTAG has announced its intention to build VDSL network in the medium term in up to 50 cities. With this premium VDSL product they intend to reach up to 8 million homes. Furthermore, their VDSL/ADSL2+ product offering should reach 17 million homes according to DTAG’s announced plans. DTAG claims that the network would deliver speeds of up to 50 Mbit/s and announced plans to include an IPTV offering, which may benefit from the live Bundesliga football broadcasting rights that DTAG acquired. In addition, other telecommunications network providers, which are regionally focused, also offer VoD services, in particular video-over-DSL (“VoDSL”) services, in selected cities. Although these services are not yet comparable with the quality, breadth and user convenience of our service, they could develop into a major competitive force in the market for television distribution. Our services also compete to varying degrees with other entertainment media, including home entertainment systems and cinema. The full extent to which these media and alternative technologies will compete effectively with our cable television system may not be known for several years.

•       Level 4 operators.   We also compete with alternative providers of television and radio signals over cable networks, principally Level 4 operators. As we continue to increase our number of direct customers, particularly within housing associations, we are in direct competition with the Level 4 operators, who for historical reasons are often the traditional providers of services to such customers and have existing contractual relationships with them. Level 4 operators typically enter into contracts with housing associations with an average term of ten to fifteen years, which limits our opportunities to win them as new customers and may hinder our efforts to market our services effectively to housing associations and their tenants. Level 4 operators and housing associations also seek opportunities to build their own Level 3 networks where economically viable. In response to previous tariff adjustments a number of Level 4 operators and housing associations decided to disconnect from our network. Competition from Level 4 operators and housing associations could increase in the future as the industry undergoes ownership changes and potentially consolidates. In addition, Level 4 operators may have certain competitive advantages over our business, including the lack of regulation of their pricing. One of our Level 4 customers, Tele Columbus (which represented 15% of our subscribers as of December 31, 2005), was acquired by Unity Media. It is possible that this development could have an adverse affect on our relationship with Tele Columbus, including our ability to retain it as a customer.

Pay TV product providers.   As we seek further subscribers to our new pay TV products, we may effectively be competing with those providers of pay TV products that currently utilize our network to reach their own subscribers, in particular a major pay television provider in Germany. As a consequence, these digital product providers may decide to use alternative distribution platforms, such as satellite, adversely affecting our ability to generate digital carriage fees, which we currently derive from digital product providers for distributing their signals over our network.

Digital playout facility.   We also expect to face competition in the future with respect to the services provided by our digital playout facility as other regional cable companies, Unity Media and Kabel BW, undertake alternative arrangements for the packaging, encrypting and distribution of their digital television programming. Unity Media has already developed its own digital playout facility and has been phasing out the use of our services during 2006 and 2007.

Internet services.   The Internet services business in Germany is highly competitive. We compete with companies that provide low-speed and low priced Internet access services over traditional fixed telephone lines as well as Internet access distributed mostly over DSL. The major DSL service provider in Germany is DTAG, the dominant and incumbent fixed-line telephony provider in Germany. We also compete with service providers that use other alternative technologies for Internet access, such as two-way satellite systems, power line connections and various wireless access, including: wireless local areas network (“WLAN”) or wireless fidelity (“WiFi”) access, Universal Mobile Telecommunication Services (“UMTS”), General Packet Radio Services (“GPRS”), an enlargement of global system for mobile communications (“GSM”) coverage areas, and point-to-multipoint wireless access. In the future, additional access technologies will be launched that will further increase competition. For example, test projects for wireless Internet access via the Worldwide Interoperability for Microwave Access (“WiMax”) standard have been launched. We expect competition from these providers to increase in the future.

Residential telephony market.   The market for residential telephony is highly competitive. The fixed-line telephony market is increasingly under pressure from resellers, alternative carriers, declining mobile phone charges and alternative access technologies like Voice over Internet Protocol (“VoIP”) and Internet telephony offered via DSL or other broadband connections. The German market for residential telephony services is relatively price sensitive and already on a low price level compared by international standards. We expect increasing competition, including price competition, from traditional and non-traditional telephony providers in the future. However, most alternative carriers rely on regulated wholesale services from DTAG for their own telephony services. These wholesale services are currently subject to price regulation which limit the ability of alternative carriers to lower prices on retail telephony markets. There can be no assurance that these price regulations or other market regulations will remain in effect.

Failure to control customer churn may adversely affect our business.

Customer churn refers to those customers who stop subscribing to our services. Churn arises mainly as a result of relocation or death of subscribers, price increases and competition. In addition, our customer churn rate may also increase as a result of competition from new technology access platforms or if we are unable to satisfy our customers. Any increase in customer churn may lead to both reduced revenues from direct-subscribers, housing associations and Level 4 operators and reduced revenues from broadcasters whose carriage fees are related to the number of subscribers we reach with our network.

We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

The successful implementation of our business strategy depends, in part, upon how successful we are in renewing our existing agreements with Level 4 operators and housing associations on favorable terms upon their expiration and attracting new subscribers by entering into new contracts with housing associations and Level 4 operators. A number of our largest contracts with Level 4 operators and housing associations are due to expire between 2006 and 2011. We may be unable to renew these contracts on commercially favorable terms, if at all.

When existing contracts expire, Level 4 operators and housing associations may attempt to negotiate discounts. Level 4 operators and housing associations may also choose to disconnect from our network and obtain their signal from alternative sources, such as a satellite provider. Some Level 4 operators and housing associations have chosen these alternatives in the past.

Our inability to renew our existing Level 4 and housing association contracts or enter into new contracts on commercially favorable terms, if at all, could lead to reduced sales and lower margins and could have a material adverse effect on our business, financial condition and results of operations.

Level 4 operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

Our subscription fees are based on our published rate card, according to which the standard rates are linked to the number of subscribers per connection point. Our fee schedule provides for higher discounts depending on the number of subscribers. In addition, Level 4 operators and large housing associations with large subscriber clusters may have a better bargaining position, allowing them to negotiate for discounts on our published rate card or establish their own head-end and disconnect from our network entirely.

If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

Part of our business strategy is based on the expansion of the products and services we offer, including:

•       enhanced digital cable television services, including pay TV channels, pay-per-view, VoD services and PVR offerings;

•       Internet services;

•       Phone services; and

•       other bundled offers consisting of TV, Internet & Phone services.

Digital cable television.   KDG has secured and aims to secure TV distribution rights including certain exclusivity rights for its pay TV offering. We may not always be able to acquire the targeted rights or acquire them at economically attractive prices in the future. This might have a detrimental effect on our ability to gain and retain pay TV as well as basic cable subscribers.

Internet & Phone.   Internet & Phone markets are very competitive and any of the new or enhanced products or services we introduce may fail to achieve market acceptance or new or enhanced products or services introduced by our competitors may be more appealing to customers. As a consequence, for example, if our new Internet offering is not successful, our basic cable subscribers may decide to discontinue using our services altogether and choose other TV distribution platforms. This effect could be exacerbated by the fact that customer churn rates are generally higher for Internet & Phone services than for cable television services.

In addition, our newly introduced Internet & Phone products and services may not be profitable in the short term, for example our new Internet products will not generate profits for the time being and we may not be able to recover the investments, such as the costs of network upgrades and marketing expenses, made to launch new products and services. Moreover, the introduction of these new products and services may result in a decline of ARPU (“Average Revenue per Unit”) related to those products and services, due to introductory offers that generate less revenue and result in lower margins, and Adjusted EBITDA, due to the costs of implementation and distribution of such products. Finally, the regions in which we operate have different geographic, customer, competitive and other characteristics that can affect the level of necessary capital expenditures and rate of acceptance of our new products and services. Therefore, there can be no assurance that the level of capital expenditures required for the introduction of new products and services will be the same in each of these regions or that these levels of capital expenditure are indicative of the levels of capital expenditure that will be needed in other regions.

Internet & Phone over broadband cable are relatively new products that might present unknown technological challenges both to our own systems and resources and to those of our suppliers. In connection with the rollout of Internet & Phone we rely on third parties to upgrade the hardware of the end customers and to connect our telephony customers to the German telephony networks. Demand for new products and services might exceed the capacities of these third parties creating a backlog of new customers to be connected and increased lead times which could in turn result in increased customer churn. Further, there can be no assurance that these third parties will meet our expectations with respect to quality and lead times. In addition, our current reliance on a single third party to connect our telephony customers to the German telephony networks creates a dependence that may have negative consequences in the future.

Our move towards pay television services may erode our ability to generate revenue from carriage fees, as our pay television contracts would typically require us to pay for programs which we then resell to subscribers rather than having content providers pay us for transmission to the broadcaster’s subscribers. If we fail to generate greater profits from our pay television subscription revenues than we would have achieved through providing carriage services to other operators, then our results of operations and financial condition, including our liquidity, will be adversely affected.

An increasing number of contracts for access to pay TV programs require us to pay prices for programs based on a guaranteed minimum number of subscribers, notwithstanding a lower number of actual subscribers. Therefore, if we misjudge anticipated demand for programs, the profitability of our business may be impaired.

Consent of Level 4 operators and housing associations to market new products.   We need the consent of Level 4 operators and housing associations in order to market our pay TV, Internet & Phone services to their end customers. Such marketing of pay television, Internet or phone access subscriptions is not generally covered by our standard cable television signal delivery agreements. We have entered into agreements permitting us to market our pay TV services directly to end customers with many of the Level 4 operators using our cable television services. With respect to the marketing of our Internet & Phone services we currently have an agreement with Tele Columbus, a few small Level 4 operators and a number of housing associations. To the extent that we are unable to amend existing agreements or obtain new agreements with the remaining Level 4 operators and housing associations, we may market our new products and services to our direct end customers only, which may adversely affect the penetration of our new products and services and may make the offering of such new products and services uneconomical.

We rely on DTAG and certain of its affiliates for a significant part of our network.

While we compete with DTAG in a number of areas, we also rely on various long-term agreements with DTAG and certain of its affiliates that are significant to our business, including for the lease of cable duct space for approximately 13% of our cable network as well as the use of fiber optic transmission systems and facility space. In addition, we purchase the electrical power required for the operation of our network through DTAG. Our ability to offer our services to our customers depends on the performance of DTAG and its affiliates of their respective obligations under these arrangements. In particular, we rely on DTAG to provide us with timely access to co-located facilities, especially for the purposes of maintaining and repairing our network and avoiding or rectifying network outages. Our increasing direct competition with DTAG, caused by the introduction and growth of our Internet & Phone products, could potentially have a negative impact on DTAG’s performance of its obligations under these arrangements. Our rights under the Service Level Agreements (“SLAs”) cannot be assigned without the consent of DTAG, other than in exceptional cases, as defined in the SLAs (see ITEM 10 C “Material Contracts”). DTAG has the right to terminate such arrangements in certain circumstances and under certain conditions. For example, if DTAG decides to discontinue using cable ducts carrying our cable without replacing the ducts it may terminate our rights to use the ducts unless we exercise rights to purchase such ducts from DTAG. If DTAG replaces the ducts it must offer us space in the new ducts. If we fail to fulfill our payment obligations or are otherwise in breach of contract under the SLAs, DTAG would be entitled to terminate the SLAs. The termination of any material portion or all of the SLAs by DTAG would seriously affect the value of our network or business. Continuing our business upon such termination would, if possible at all, require a sizeable payment to purchase the relevant facility from DTAG or a sizeable investment to replicate the lost facilities or services and could have a material adverse effect on our business, financial condition or results of operations. In many cases we would not be able to find suitable alternative service providers at comparable cost or within a reasonable timeframe.

We will need to lease additional fiber optic transmission capacity to execute our Internet & Phone plan.

As our Internet & Phone customer base grows, we will need to lease additional fiber optic transmission capacity. In some regions, DTAG may be the sole supplier for leased lines or we may have to invest in constructing our own infrastructure to provide these services. Either of these options could require substantial capital expenditure. Furthermore, if the number of subscribers increases faster than anticipated or if the average usage per subscriber exceeds our expectations, we may need to increase our network capacity earlier than planned.

We depend on equipment and service suppliers that may discontinue their products or seek to charge us prices that are not competitive, either of which may adversely affect our business and profitability.

We have important relationships with several suppliers of hardware and services that we use to operate our cable television network and systems. In many cases, we have made substantial investments in the equipment or software of a particular supplier, making it difficult for us in the short-term to change supply and maintenance relationships in the event that our initial supplier refuses to offer us favorable prices or ceases to produce equipment or provide the support that our cable television network and systems require. If equipment or service suppliers were to discontinue their products or seek to charge us prices that are not competitive, our business and profitability could be materially and adversely affected. Furthermore, we rely upon outside contractors, many of which are small, locally operating companies, to install our Internet & Phone equipment in subscribers’ homes. Delays caused by these contractors, or quality issues concerning these contractors, could lead to our customers’ dissatisfaction and could produce additional churn or discourage potential new customers.

We may not be able to accurately predict or fulfill customer demand for our digital cable television customer premises equipment (“CPE”).

As access to our digital cable television and Internet offerings requires a set-top box and a modem, respectively, we must accurately predict the number of boxes or modems required to satisfy customer demand for these products. The long lead times between ordering and delivery make it more important to predict and more difficult to fulfill, the customer demand for set-top boxes and modems accurately. We cannot assure you that our orders will match actual demand. If we are unable to successfully predict customer demand, we may be faced with a substantial amount of unsold set-top boxes or modems or alternatively missed sales opportunities. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

We do not produce our own content. For the provision of programs distributed via our cable television network we enter into agreements with program providers, such as public and commercial broadcasters or providers of pay TV channels or pay-per-view content. We generally derive revenue under these contracts from “carriage fees” or “feed-in fees”, in exchange for distributing the programs to our subscriber base. Our largest customer for this service is a major commercial pay television operator in Germany, which purchases digital channel capacity from us to deliver its program packages over our network in exchange for carriage fees and a percentage of revenues generated above a threshold number of subscribers. As a result, if this pay TV operator loses customers or reduces prices, our revenues will be negatively affected. Our contract with the pay TV operator expires at the end of 2007. We cannot assure that we will be able to renew our existing contracts with program providers on commercially favorable terms, if at all. In particular, we believe that, as we are dependent upon such carriers for provision of programs in order to attract subscribers, program providers may have considerable power to renegotiate the fees that we charge for carriage of their product. Any lowering of the carriage fees that we receive from program providers would adversely affect our results of operations. In addition, the loss of programs could negatively affect attractiveness of the programming delivered to our subscribers, which could have a material adverse effect on our business and results of operations.

We currently also license digital programs for our pay TV subscriber service. The pricing of such programs differs from the pricing of analog and digital FTA programs in that we pay the digital content providers for the digital programs they provide us at prices that may be affected by our ability to guarantee a minimum audience to such content providers or require us to guarantee a minimum audience generally. In addition, if we do not meet certain subscriber targets with respect to these program contracts within 12 to 18 months after their respective launch, the content providers may have the right to cancel or renegotiate these contracts. In future, we will need to extend existing licenses and negotiate access to additional programs. Most premiums content rights are already held by competing distributors and, to the extent such competitors obtain content on an exclusive basis, the availability of programs to us could be limited. As a consequence, we may be unable to obtain attractive content on favorable terms in the future, if at all. Our inability to obtain attractively priced competitive digital programs would reduce demand for our existing and planned pay TV services, limiting our ability to maintain or increase revenues from these services.

Failure to reach agreement with owners of copyright protected broadcast content may adversely affect our business.

Uncertainties as to copyright laws may adversely affect our ability to conduct our business. Until the end of 2006 copyright expenses were governed by two primary contracts. Since January 2007 we make a conditional payment (i) to VG Media on the basis of a settlement agreement and (ii) to the former parties of the Kabelglobalvertrag on a voluntarily basis. The payment to VG Media is currently subject to arbitration proceedings which VG Media had started against us. As regards the payment to the former Kabelglobalvertrag parties we have not entered into to a new agreement until now.

Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

Technology in the cable television and telecommunications industry is changing rapidly. We will need to anticipate and react to these changes and to develop successful new and enhanced products and services quickly enough for the changing market. This could result in the need to make substantial investments in new or enhanced technologies, products or services, and we may not be able to adopt such technology due to insufficient funding to make the necessary capital expenditures or for other reasons, such as technological incompatibility with our systems. In addition, new technologies may become dominant in the future, rendering our current systems obsolete. These include the provision of video signals by DSL providers and also the provision of digital terrestrial television. Some of these technological changes may also be mandated by regulation, such as the German federal and state governments’ goal that terrestrial analog television services be replaced by digital delivery no later than 2010. Our ability to adapt successfully to changes in technology in our industry and provide new or enhanced services in a timely and cost-effective manner, or successfully anticipate the demands of our customers, will determine whether we will be able to increase or maintain our subscriber base. If we fail to respond adequately to technological changes, we could lose subscribers and, as a result, our business would be materially and adversely affected.

Failure to upgrade or maintain our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial condition.

Our current assumptions regarding the costs associated with upgrades and maintenance of our cable television network may prove to be inaccurate. In particular, we intend to compete in providing Internet services on the basis of technologies that may be implemented with low costs and without extensive upgrades to our existing network, which may not prove to be feasible on a network-wide basis. If capital expenditure exceeds our projections, for example because of the need to replace aging network components, or our operating cash flow is lower than expected, we may be required to seek additional financing. Our inability to secure additional financing on satisfactory terms (or at all) may adversely affect the maintenance of our cable television network and upgrades and other improvements to the network. This would negatively affect the service we provide to our subscribers, which could result in negative publicity and the loss of subscribers, and adversely affect our ability to attract new subscribers.

In addition, failure of Level 4 operators or housing associations to maintain their own networks could have adverse reputational consequences for us, as customers may assume that we are responsible for maintenance of these networks and may terminate their subscription with us. Any new or enhanced products or services we introduce, including Internet & Phone, may require an upgrade of these local and in-house networks, in which case we may be required to cover a portion, or all, of the costs of such upgrade.

The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

If any part of our cable television network is subject to a flood, fire or other natural disaster, terrorism, a power loss or other catastrophe, our operations and customer relations could be materially and adversely affected. In general, our network consists of a large number of independent sub-networks. These sub-networks are usually built in a tree-structure. Although major casualties affecting individual sub-networks should not generally affect the entire network, this cannot be ruled out. Some of our network is built in resilient rings to promote the continuity of network availability in the event of damage to our underground fibers, however, if any ring is cut twice in different locations, transmission signals will not be able to pass through, which could cause significant damage to our business. Disaster recovery, security and service continuity protection measures that we have or may in the future undertake, and our monitoring of network performance, may be insufficient to prevent losses. A substantial part of our cable network is not insured. Any catastrophe or other damage that affects our network could result in substantial uninsured losses.

In case of a breakdown of a satellite transponder or a complete loss of the entire satellite system, our digital playout facility (which transmits signals via satellite to the head ends of our cable network) will be affected, interrupting the distribution of certain channels in the entire network until the transponder or system is fully operational again. Our transponder contract does not provide for back-up transponder capacity in the event of a breakdown of a satellite transponder. The satellite link between our playout facility in Frankfurt am Main/Rödelheim and the head ends is a particularly critical point as any failure of a transponder on this link or loss of control of the relevant satellite may affect all digital channels.

In the event of a power outage in our playout facility we may be unable to serve several or even all of our channels in the entire network even though we have back-up systems in place for most of our technical equipment. In the event of a power outage in our network or other shortage, we usually do not have a back-up or alternative supply source. A power outage in one segment of the network could cause sub-networks to shut down.

In addition, our business is dependent on certain sophisticated critical systems, including our playout facility and billing and customer service systems. The hardware supporting those systems is housed in a relatively small number of locations and if damage were to occur to any of these locations, or if those systems were to develop other problems, it could have a material adverse effect on our business.

The functionality of our encryption system could be compromised by illegal piracy, leading to a material adverse effect on our business.

We use a conditional access system to transmit encrypted television programs that either form part of our pay TV offerings or that are marketed by third parties, such as the above mentioned pay TV operator. Billing and revenue generation for these services rely on the proper functionality of the conditional access system. The security of our previous system was believed to be compromised in the past by illegal piracy. As a result, we have switched to a new technology provider, Nagravision. Even though we require Nagravision to provide an advanced security standard for our conditional access system, the functionality of this system could be compromised by illegal piracy. Nagravision has officially confirmed a security breach concerning certain smartcards delivered to Kabel Deutschland Breitband Services GmbH (“KDBS”). In accordance with the terms and conditions of the agreement between Nagravision and KDBS, Nagravision is obligated to undertake appropriate countermeasures to remedy the security breach. In case a major break in the security system will take place, a potential smartcard swap might be necessary. In that case we believe that most of the costs associated with a swap will be borne by Nagravision. Such illegal piracy and any future breaches of our system’s security could have a material adverse effect on our business.

We depend on key personnel and may not be able to retain those employees or recruit additional qualified personnel.

As of March 31, 2007, approximately 20% of our workforce were civil servants and still had the right to cease working for us and return to DTAG or its affiliates. An additional approximately 21% of our workforce the right to return to DTAG or its affiliates until the end of 2008. However, this right can be exercised only under certain circumstances such as corporate restructurings, reorganizations or insolvency.

Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

We are exposed to the risk of strikes and other industrial actions. Approximately 25% of our employees are members of a labor union. Historically, we have enjoyed good labor relationships and we are committed to maintaining these relationships. We take a constructive approach to union relationships, and have been able to secure the cooperation of the unions and our workforce with regard to significant changes and the process of continuous improvements. We have negotiated various collective bargaining agreements directly with the labor union. These collective bargaining agreements cover the general labor conditions of our employees (other than executives), such as working hours, holidays, termination, provisions and general payment schemes for wages.

In February 2007, we entered into a new 15-month collective bargaining agreement with the labor union representing our unionized employees. As a result, wages for employees increased by 2.5% from March 1, 2007. At the same time we signed a collective agreement with the labor union concerning a “collective severance plan” with defined rules in case of possible upcoming restructuring measures. For the Technical Operation unit we also negotiated several shop floor agreements to reduce work force, costs and modernize work conditions.

U.S. military redeployment may adversely impact our TKS business.

Our TKS business operates a broadband and telephony telecommunications business that mainly serves NATO Military bases in Germany. TKS is permitted to build and maintain its networks on U.S. military bases located on premises owned by the Federal Republic of Germany pursuant to agreements with an agency representing the Federal Republic of Germany. In the event that any of the U.S. military bases are vacated, the Federal Republic of Germany may terminate the applicable agreement with TKS. The U.S. military has announced that it is planning to restructure its operations in Germany, which could lead to a significant reduction in the number of American troops stationed in Germany. Any such reduction in U.S. military personnel or the closure of U.S. military bases in Germany would likely have an adverse effect on TKS’ results of operations.

Risks Relating to Regulatory and Legislative Matters

We are subject to significant government regulation which may increase our costs and otherwise adversely affect our business and further changes could also adversely affect our business.

Our existing and planned activities as a cable network operator in Germany (including our Internet access and telephony services) are subject to significant regulation and supervision by various regulatory bodies, including state, federal and EU authorities. Such governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation or enforcement of existing laws or regulations) that affect us, our competitors or our industry generally strongly influence our viability and how we operate our business. Complying with existing regulations is burdensome and future changes may increase our operational and administrative expenses and limit our revenues. In particular, we are subject to:

•       licensing and notification requirements;

•       price regulation for certain services that we provide, in particular with respect to carriage fees to broadcasters and fees for the delivery of signals to other operators;

•       rules regarding the interconnection of our telecommunications cable network with those of other network operators and, under certain circumstances, the granting of access to our network to competitors or the resale of our services on a wholesale basis;

•       requirements that a cable network operator carries certain channels;

•       rules relating to data and customer protection, as well as protection of minors;

•       rules regarding the allocation of frequencies and analog and digital transmission capacities;

•       rules regarding the fair, reasonable and non-discriminating treatment of broadcasters; and

•       other requirements covering a variety of operational areas such as environmental protection, technical standards and subscriber service requirements,

•       rules relating to conditional access systems and application interfaces.

•     German Act against restraints on competition (“Gesetz gegen Wettbewerbsbeschränkungen—GWB”)

Our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations (or in their interpretation or enforcement) regarding, for example, the imposition of access or resale obligations, price regulation, interconnection agreements, frequency allocation requirements or the imposition of universal service obligations, or any change in policy allowing more favorable conditions for other operators. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such product or service.

In the future, our Internet access and telephony business may be subject to new laws and regulations, the impacts of which are difficult to predict. There are current discussions to implement an information obligation for Internet service providers in the event of copyright infringements of the German Copyright Act. This could obligate the Internet service providers to disclose the personal data of their customers in order to enable copyright holders to pursue copyright infringement claims.

Furthermore, the copyright holders, particularly certain collecting societies try to impose an obligation to block URLs if copyright infringements are committed on the underlying web pages. Any new laws or regulations affecting the Internet, or amendments to or new interpretations of existing laws and regulations to cover Internet related activities, could increase the costs of regulatory compliance to us or force us to change our business practices or otherwise have a material adverse effect on our business.

Under the current regulatory regime, the Federal Network Agency (“FNA”) is entitled to impose certain obligations on operators of telecommunications networks which have significant market power or which, despite the absence of significant market power, control end user access. Amongst other things, it may impose the obligation on such operators to grant access to, or interconnection with, their telecommunications networks and to offer third parties the re-sale of their telecommunications services on a wholesale basis. Moreover, the prices that operators with significant market power or operators controlling end user access charge to their competitors and customers may be subject to regulation.

The FNA has declared within a regulatory ordinance as of April 2007 that we have significant market power (“SMP”) in our regional, network based cable television market in which we operate. In its decision the FNA has imposed certain remedies for the feed-in market for broadcasters (“Einspeisemarkt”) and the signal delivery market to Level 4 operators (“Signallieferungsmarkt”). We have filed a complaint against said regulatory ordinance with the competent court.

These regulatory obligations (remedies) include for our feed-in market:

1)              A transparency obligation with regard to technical specifications, network features, provisional conditions and fees. This information on all different kinds of our feed-in offers must be published for interested parties (but not for the public) within a special area (i.e. Extranet).

2)              Feed-in fees are subject to ex post regulation, but there is no obligation to disclose fees in advance to the FNA.

For our signal delivery market to Level 4 operators the remedies include:

1)              An access obligation for the delivery of broadcasting signals to downstream operators (Level 4) for connection point (“Übergabepunkt”) clusters up to 500 households (“Wohneinheiten”) including a shared use of connection points. Therefore access to our network cannot be denied to Level 4 operators if technically feasible.

2)              A non-discrimination obligation. Access agreements must be impartial, comprehensible, adequate and include equal opportunities for all Level 4 operators. Individual deviations are feasible for “objective” reasons only.

3)              A separate accounting obligation. Access prices and internal transfer prices for signal delivery must be accounted for separately and transparently. On request, sales volumes and revenues of external and internal signal delivery products must be provided to the FNA.

4)              Signal delivery fees are subject to ex post regulation including an obligation to disclose fees in advance to the FNA.

5)              We are obligated to publish a reference offer (“Standardangebot”) for our signal delivery products to Level 4 operators. The reference offer must include all necessary technical and commercial information including prices and shall enable Level 4 operators to accept such offer without any further negotiations.

Furthermore, in future it cannot be ruled out that we may be required to offer our services to third parties for resale on a wholesale basis. Granting such access or interconnection would limit the bandwidth available for us to provide other products and services to customers served by our networks.

The actual and possible future regulation could:

•       impair our ability to use our bandwidth in ways that would generate maximum revenue;

•       create a shortage of capacity on our networks, which could limit the types and variety of services we seek to provide our customers;

•       strengthen our competitors by granting them access and lowering their costs to enter into our markets; and

•       have a material adverse impact on our profitability.

Due to regulation, we do not have complete control over the prices that we charge to broadcasters or through wholesale offers to Level 4 operators, and this may adversely affect our future cash flows and profitability. This may also affect our pricing flexibility for housing associations and subscribers.

In the case of an ex post review of our feed-in or signal delivery fees, the FNA may declare our fees invalid if it finds that they are abusive and may either direct us to adjust our fees or provide for fees that are not abusive. Therefore, we may not be able to enforce future changes to our carriage and subscription fees. This may have an adverse impact on our revenues, profitability of new products and services and ability to respond to changes in the cable television market.

We presently utilize a range of rebate or volume-related pricing mechanisms. Due to actual regulation with regard to the feed-in and signal delivery market we may be restricted from imposing or enforcing certain pricing mechanism. There is a potential risk that broadcasters may try to seek help from or initiate review proceedings by the FNA with respect to the carriage fees charged by us. Volume-based discounts reflecting cost savings, one means of avoiding churn to competing infrastructures, are not affected. We cannot entirely rule out the possibility, however, that, if other clauses were subjected to challenge within a regulatory proceeding, these clauses would be found to be unenforceable. In such cases, we could, under certain circumstances, be found liable for fines or damages if these clauses were successfully challenged. This could adversely affect our competitiveness, financial condition and results of operations.

According to the State Broadcasting Treaty, our analog and digital carriage fees are, in addition to the price regulation by FNA mentioned above, subject to notification to the state media authorities. The state media authorities are entitled to review whether the prices we apply are restrictive or discriminatory with respect to certain content providers. As a result, we may be further constrained in respect of the pricing models we agree with content providers for both analog and digital products and our results of operations may be adversely affected.

In addition, we are prohibited from charging carriage fees to certain legally privileged radio and television channels operated by non-profit organizations.

We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations.

We are required to carry certain broadcasting and other channels on our cable system that we might not necessarily carry voluntarily. In the digital range, these “must-carry” obligations currently apply to the bandwidth equivalent of four analog television channels. In the analog range, the scope of the “must-carry” obligation varies from state to state. In some states also television channels broadcasted via DTT fall within the scope of the must carry obligation, which therefore takes up a significant portion of our analog bandwidth in such states.

We may become subject to more onerous “must-carry” rules upon a change in the current regulatory regime. In the case of one state (Saarland), this risk seems to be materializing as the state legislator was in the final stages of remodeling the previously liberal regime in favor of a stricter one at the end of the business year 2006/2007. Re-allocation of analog capacity in various German federal states already depends on prior consent from the competent state media authority, which decreases planning reliability and could have a material adverse effect on our business considering that both the digitization of a channel earmarked for future transmission of broadcasting or other media content and each network upgrade to establish Internet require a re-allocation of analog capacity.

Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

The German federal and state governments aim at a general switch-over from analog to digital distribution for all terrestrial television distribution platforms. In accordance with the Telecommunications Act and the regulations promulgated there under, the FNA is generally required to revoke all allocations of frequencies for analog television transmission by 2010, and for analog frequency-modulated radio transmission by 2015. Even though the relevant provisions of the Telecommunications Act and related regulations are not directly applicable to us, as the operation of cable television networks, in principle, does not require frequency allocations, we may be required to invest in the exchange of some of our head end equipment as some broadcasters could cease to deliver their signals in analog format. In addition, future legislation or market needs may require us to digitize our entire cable network and may also require a hard switch-over.

The advent of digitization may promote new technologies that compete with us. For instance, although DTT has failed to become a strong competitor in the past, the German federal state media authorities are currently promoting a switch-over from analog to digital terrestrial television. In all regions in which we operate our telecommunications cable networks (Berlin, Brandenburg, Bremen, Lower Saxony, Hamburg, Schleswig-Holstein, Rhineland-Palatinate, Bavaria, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt and Thuringia) digital terrestrial television is meanwhile available in both metropolitan and rural areas (in some parts of the latter confined to the transmission of public broadcasting channels). Plans announced by the public broadcasters aim for a provision of 90% of the population with their channels via DTT by the end of 2008. The digital terrestrial television therefore covers almost all of the most densely populated metropolitan areas in the regions in which we operate our cable networks. Hence, digital terrestrial television has to some extent and may continue to grow to a new competitive delivery system for television programs. This in turn could adversely affect our results of operations and financial condition.

In addition, we are dependent upon program providers for the provision of programming and, as the market moves towards digital transmission and a multiplication of digital platforms by facility-based or non-facility based operators, we may find that we are unable to generate carriage fees for carrying digital programming at similar levels to those we obtain for carrying analog programming, or at all. This could adversely affect our results of operations and financial condition.

Changes in German tax law may mean that we will not be able to fully deduct interest on our debt instruments. In any such event, we may choose to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

On January 1, 2004, the Federal Republic of Germany introduced new rules under the Corporate Tax Act (“Körperschaftsteuergesetz”) relating to “thin capitalization” which apply to the shareholder funding of corporations and, under certain conditions, of partnerships with corporate partners. Shareholder funding in this respect is not restricted to direct financing. It also includes financing through affiliates or third parties with recourse to the shareholder or its affiliates as parties providing guarantees or security.

The application of the new rules may adversely affect our ability to fully deduct our interest payments made on our debt instruments for the purpose of corporate tax. It may also have an adverse effect on our ability to deduct these interest payments for trade tax (“Gewerbesteuer”) purposes. In addition, such interest payments may be characterized as constructive dividends that are subject to dividend withholding tax and addback taxation.

We believe that the new rules should not apply in a way that materially and adversely affects us with respect to the guarantee given and the security granted by KDVS in favor of the Senior Notes. In particular, informal guidance indicates that the new rules may not be applied to structures like our own.

However, there is little formal interpretative guidance from the tax authorities (except for the circular letters dated July 15, 2004, July 22, 2005 and October 20, 2005), and no case law dealing with structures like this. If the rules or interpretations of them result in interest on our indebtedness not being fully deductible, additional withholding tax or addback taxation, this could have a material adverse effect on our financial condition and results of operations.

Under the indenture governing the Senior Notes, we may elect to release the guarantee in favor of the Senior Notes if we or certain of our subsidiaries are not able to deduct interest payments for the purpose of corporate tax or are not able to make deductions at anticipated levels for the purposes of corporate and trade tax. In such an event, we would be obligated to offer to repurchase the Senior Notes. Our Senior Credit Facilities and the Senior Notes limit our ability to make such repurchases. In addition, we may not possess adequate funds to make any such repurchase. Unless we can arrange the required consents and funding, this would lead to a default under the Senior Notes.

Risks Relating to Our Indebtedness and Our Structure

Our high leverage and debt service obligations could materially and adversely affect our business, financial condition or results of operations.

For the fiscal year ended March 31, 2007, the Company incurred a net loss of €99.2 million. The accumulated deficit could result in the Company being treated as over-indebted if the book equity was to be negative under German GAAP. Management retained a third party independent auditor to perform an evaluation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP stand-alone commercial balance sheets of KDVS and KDG. The Company foresees no issues with meeting all of its financial obligations on a timely basis or with over indebtedness.

We are highly leveraged and have significant debt service obligations. As of March 31, 2007, we had €1,905.6 million of indebtedness (before netting with transaction costs and exchange rate effects; excluding a further €200.0 million of borrowing capacity available under a revolving credit facility), of which €1,150.0 million was term indebtedness under the Senior Credit Facility Term A and €755.6 million was indebtedness under the Senior Notes. We anticipate that our high leverage will continue for the foreseeable future.

Our high leverage could have important consequences, including, but not limited to:

•       increasing our vulnerability to a downturn in our business or economic and industry conditions;

•       limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

•       requiring the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

•       limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations.

We may incur substantial additional indebtedness in the future. The terms of the indentures governing the Senior Notes and the agreements governing our Senior Credit Facilities and the agreements governing the PIK loans entered into by our parent companies may restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of such indentures and such credit agreement do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this report.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors” and elsewhere in this report.

We cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may, inter alia, be forced to:

•       reduce or delay our business activities and capital expenditures, including our continued network upgrade and rollout of “triple play” services;

•       sell assets;

•       obtain additional debt or equity capital; or

•       restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure that we would be able to accomplish any of these measures on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the PIK loan, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We depend on payments from our subsidiaries to make payments on the Senior Notes, and our subsidiaries will be subject to various restrictions on making such payments.

KDG’s main activity is the holding of ownership interests in KDVS and KDV (the general partner of KDVS). In addition, it provides certain corporate services to other group companies, in particular, accounting services, control management and legal services. The issuer currently holds, and immediately following the issuance of the Exchange Notes will hold, no material assets and have no sources of revenue other than the ownership interests in its subsidiaries and the right to any dividends thereon. In addition, KDVS will be subject to corporate law restrictions on its ability to pay dividends. In particular, under sections 172 and 172a of the German Commercial Code (“Handelsgesetzbuch”), in conjunction with sections 30 and 31 of the German Act on Limited Liability Companies (“GmbH Gesetz”), KDVS may neither make an upstream loan nor pay a dividend except to the extent that it has positive net equity calculated on the basis of KDVS’ commercial balance sheet on the date of the proposed distribution. Otherwise, the partnership’s managing directors will be personally liable for any negative net equity, consisting of any amounts distributed (either by way of loan or dividend) in excess of the partnership’s net equity. This net equity may be increased by the contribution of further equity or by the accumulation of operating profits by KDVS, and decreased by dividends or distributions from KDVS and by continued operating losses at KDVS. There can be no assurance that the dividend and distribution capacity of KDVS will be adequate to service scheduled payments of interest and principal on the Senior Notes, particularly as we have a history of losses. In addition, the terms of the Senior Notes permit further debt to be incurred by KDG and KDVS will also be required to service this debt by means of dividends or other distributions which are subject to the same restrictions.

If payments are not made by KDVS to the issuer, for whatever reason, the issuer may not have any other sources of funds available to it that would permit it to make payments on the Senior Notes. In such event, holders of the Senior Notes would have to rely upon claims for payment under the guarantee, which is subject to the risks and limitations described below under “Risks Relating to the Senior Notes, the Guarantee and the Security.”

We only have a shareholder’s claim in the assets of our subsidiaries. This shareholder’s claim is junior to the claims that creditors or preferred stockholders of our subsidiaries have against our subsidiaries. Holders of the Senior Notes will only be creditors of the issuer and KDVS, as guarantor of the Senior Notes. In the case of KDVS, any existing and future senior obligations of KDVS, including all obligations under the Senior Credit Facilities, will be senior in right of payment to the Guarantee. In the case of subsidiaries that are not guarantors of the Senior Notes, all the existing and future liabilities of these subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the Senior Notes. These subsidiaries include entities that are borrowers or guarantors under the Senior Credit Facilities.

We undertook an Asset Step-Up in the year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

In accordance with the terms of the Senior Notes, we have undertaken an asset step-up, whereby substantially all of the assets of the Kabel Deutschland Vertrieb und Service GmbH & Co. KG, the initial guarantor of the Senior Notes (“OldKDS”), have been transferred to AssetCo, OldKDS has been merged into KDG, and AssetCo was renamed Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS”). The purpose of the Asset Step-Up was to substitute a subsidiary with higher balance sheet equity (KDVS) for OldKDS facilitating, among other things, up-stream loans or distributions from KDVS to KDG under German corporate law. See “We depend on payments from our subsidiaries to make payments on the Senior Notes, and our subsidiaries will be subject to various restrictions on making such payments”.

We believe that we have been able to transfer the material assets of OldKDS to KDVS, including OldKDS’ rights under various SLAs with DTAG, without the need for the consent of our counterparties. However, we have been advised by our German counsel that they could not entirely rule out the risk that consent from DTAG and other companies may have been required in connection with the Asset Step-Up and that we would therefore be in breach of certain agreements by having purportedly transferred them to KDVS. The transfer of contracts to KDVS has not, under German law, relieved OldKDS of liability on those contracts and KDG has now become liable under these contracts, including the Senior Credit Facilities.

The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

Private equity investment funds affiliated with or advised or managed by Providence indirectly own the vast majority of our equity. The interests of Providence and its affiliates could conflict with other interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Providence and its affiliates could also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to a holder of the Senior Notes. In addition, Providence and its affiliates may own businesses that directly compete with ours or may own businesses with interests that conflict with ours.

We may pursue acquisitions that, if consummated, could decrease the availability of cash to repay our indebtedness and may adversely affect our business if we cannot effectively integrate these new operations.

We regularly engage in discussions regarding potential acquisitions. Any acquisition we may undertake in the future could result in the incurrence of debt and contingent liabilities and an increase in interest expense or in the use by us of available cash on hand to finance any such acquisitions. If we experience any difficulties in integrating acquired operations into our company, we may incur higher costs than expected and not realize all the benefits of these acquisitions. In addition, our management may be distracted by such acquisitions and the integration of the acquired businesses. Thus, if we consummate any further acquisitions, there could be a material adverse effect on our business, financial condition or results of operations. In addition, any additional indebtedness incurred to fund acquisitions or the use of available cash on hand to finance acquisitions could reduce the amount of our cash flow available to make payments on our indebtedness.

Our historical audited financial information is limited to a four year period.

We have not included in this report financial information prepared on a consolidated basis for any period other than the years ended March 31, 2004 and 2005, the years following the creation and Acquisition(13) of KDG in March 2003 and the years ended March 31, 2006 and 2007. This is because our business did not previously exist as a separate entity, but was assembled from elements of businesses owned and operated by DTAG. As a result, 2004, 2005, 2006 and 2007 are the only fiscal years for which we have audited financial information. In addition, we have not provided separate audited financial statements for KDVS for any period other than the years ended March 31, 2004, 2005, 2006 and 2007.

We are subject to significant restrictive debt covenants which limit our operating flexibility.

The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

•       incur or guarantee additional indebtedness;

•       pay dividends or make other distributions or repurchase or redeem our stock;

•       make investments or other restricted payments;

•       dispose of assets;

•       create liens;

•       enter into certain transactions with affiliates;

•       enter into agreements that restrict our subsidiaries’ ability to pay dividends; and

•       consolidate, merge or sell all or substantially all of our assets.

  (13)    On February 6, 2006, Providence Equity Partners, which has significant experience in investing in the telecommunications and media sectors and which had invested in the initial acquisition of KDG, completed the acquisition of the beneficial ownership interests in the Company previously owned by Apax and GS Capital Partners as well as those of several minority investors. Following the Acquisition, Providence and its co-investing partner Ontario Teachers’ Pension Plan Board now own approximately 96% of the entity that ultimately controls the Company, with the remainder owned by members of our management.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot ensure that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross-acceleration provisions, including the Senior Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

The borrowings under our Senior Credit Facilities bear interest at floating rates that could rise significantly, increasing our costs and reducing our cash flow.

The borrowings under our Senior Credit Facilities bear interest rates equal to EURIBOR, as adjusted periodically, plus a spread. This interest rate could rise significantly in the future, increasing our interest expense associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments.

We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Because substantially all our revenues are denominated in Euro, we may become further exposed to foreign exchange risk by incurring debt in the future that is not denominated in Euro. This risk could lead to increased cash requirements for debt service, higher leverage levels, greater levels of risk in relation to repaying or refinancing such debt when due, and significant costs (including tax costs) incurred in order to hedge these risks. We are exposed under the USD bonds but are fully hedged.

Risks Associated with Financial Instruments

The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either recorded in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge.

In the interest rate swaps, the variable interest rates (EURIBOR) on the Company’s bank loans are effectively exchanged for a fixed interest rate of 3.705% per annum. The Company initially entered into interest rate swaps with a notional amount of €778.1 million which will be amortized through 2009.

These swaps entitle the Company to receive a payment from the counterparty if the market variable interest rate exceeds the fixed interest rate, and obligate the Company to make a payment to the counterparty if the fixed interest rate exceeds the market variable interest rate. These types of agreements are entered into to effectively convert the interest rates on the Company’s long-term liabilities to banks from variable to fixed.

In 2003 KDG also purchased interest rate caps with a cap level of 4.2% per annum with a notional amount of €259.4 which will be amortized through 2009. These caps entitle the Company to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

With respect to the Company’s 2014 Senior Notes, the Company also entered into a hedge agreement swapping 100% of the US-Dollar denominated principal (USD 610 million) and interest payments into Euro denominated principal and interest payments at a fixed rate over five consecutive years with various banks. The agreed exchange rate is USD 1.2066 for each EURO. The weighted average interest rate across all Euro denominated debt for the next five years considering derivatives currently in place is 10.2046%.

Risks Relating to the Senior Notes, the Guarantee and the Security

German insolvency laws may preclude the recovery of payments due under the Senior Notes, the Guarantee or the Security.

Any insolvency proceedings with regard to the issuer, KDVS and KDV would most likely be based on and governed by the insolvency laws of Germany, the jurisdiction under which the issuer and KDVS are organized and in which all of their assets are located. The provisions of such insolvency laws differ substantially from U.S. bankruptcy laws and may in many instances be less favorable to holders of the Senior Notes than comparable provisions of U.S. law.

In particular, the insolvency administrator (“Insolvenzverwalter”) may challenge transactions which are deemed detrimental to insolvency creditors which were effected prior to the commencement of insolvency proceedings. Such transactions can include the payment of any amounts to the holders of the Senior Notes as well as providing credit support for their benefit. The administrator’s right to challenge transactions can, depending on the circumstances, extend to transactions during the ten-year period prior to the commencement of insolvency proceedings. In the event such a transaction were successfully avoided, the holders of the Senior Notes would be under an obligation to repay the amounts received or to waive the guarantee of the Senior Notes by KDVS (the “Guarantee”) or the security in form of the Senior Notes (the “Security”). In addition, a creditor who has obtained an enforcement order has the right to avoid certain transactions, such as the payment of debt and the granting of security pursuant to the German Code on Avoidance (“Anfechtungsgesetz”).

In particular, a transaction (which term includes the provision of security or the payment of debt) may be avoided in the following cases:

•       a transaction by the debtor that is directly detrimental to insolvency creditors if it was effected (i) during the three-month period prior to the petition for commencement of the insolvency proceedings and the debtor was unable to make payments when due at the time of the transaction and the beneficiary of the transaction had positive knowledge thereof at such time, or (ii) after a petition for the commencement of insolvency proceedings and the beneficiary of the transaction had knowledge of either the debtor’s inability to make payments when due or of the petition for commencement of insolvency proceedings at the time of the transaction;

•       the transaction was entered into during the ten-year period prior to a petition for the commencement of insolvency proceedings over the assets of the debtor with the actual intent to hinder, delay, prejudice, damage or defraud creditors of the debtor, provided that the beneficiary of such transaction had positive knowledge of the debtor’s intent at the time of the transaction;

•       a transaction granting an insolvency creditor security or satisfaction to which such creditor had no right or no right to claim in such manner or at such time it was entered into and such transaction took place (i) within the month prior to the petition for the commencement of insolvency proceedings over the assets of the debtor; (ii) within the second or third month preceding such a petition and the debtor was unable to make payments when due at the time of such transaction; or (iii) within the second and third month prior to the petition for commencement and the creditor had positive knowledge at the time of the transaction that it was detrimental and disadvantageous to the creditors of the grantor of such security or satisfaction;

•       the transaction granting an insolvency creditor security or satisfaction was entered into (i) within the three-month period prior to the petition for the commencement of insolvency proceedings over the assets of the debtor and the debtor was insolvent or was rendered insolvent because of the transaction and the creditor had positive knowledge thereof or (ii) following a petition for the commencement of the insolvency proceedings and the creditor had positive knowledge of either the debtor’s inability to make payments when due or of the petition for commencement at the time of the transaction; or

•       the transaction was entered into within the three months prior to the petition for the commencement of insolvency proceedings over the assets of the debtor and the debtor did not receive fair consideration or reasonably equivalent value in the transaction and was (i) insolvent or was rendered insolvent because of the transaction; (ii) undercapitalized or became undercapitalized because of the transaction; or (iii) intended to incur, or believed that it would incur, indebtedness beyond its ability to pay at maturity.

Generally, the issuer, KDVS or KDV would be considered insolvent if it could not pay its debts as they became due or if its liabilities exceeded its assets. If the Senior Notes, the Guarantee or the Security were avoided or held unenforceable for this or any other reason, you would cease to have any claim in respect of the Senior Notes, the Guarantee or the Security. Any amounts obtained from a transaction that has been avoided would have to be repaid.

Creditors may not be able to enforce, or recover any amounts under the Guarantee or the Security due to subordination provisions, restrictions on enforcement and releases.

The Guarantee is a senior subordinated guarantee, which means that it ranks behind, and will be expressly subordinated to, all of the existing and future senior obligations of KDVS, including any obligations owed by KDVS under our Senior Credit Facilities and any new senior facilities. In addition, pursuant to the Intercreditor Agreement, the Guarantee will not become due until the expiration of a period of 179 days, subject to certain exceptions. In the event of an enforcement of the security in favor of the lenders under our Senior Credit Facilities or the new senior facilities, and in certain other circumstances, the Guarantee will be released without any consent of the holders of the Senior Notes or the Trustee.

The Security is second ranking after the security provided in favor of the lenders under the Senior Credit Facilities. In addition, in certain circumstances the collateral subject to the Security, consisting of the partnership interests in KDVS and the shares in KDV may be pledged to other creditors on a basis that is superior to the claim of the Senior Notes or pursuant to which other debt is entitled to share ratably in the collateral, such as in case of the issuance of additional notes. If you receive any proceeds of an enforcement of security prior to the satisfaction of the claims of those that are superior to or ratable with those of the Senior Notes, you (or the Trustee on your behalf) will be required to turn over such proceeds until superior claims are satisfied and until ratable claims are equally satisfied. Hence, you will recover less from the proceeds of an enforcement of the security than you otherwise would have.

In addition, pursuant to the Intercreditor Agreement, the Security will also be subject to a standstill on enforcement of 179 days, subject to certain exceptions. In the event of an enforcement of the security in favor of the lenders under our Senior Credit Facilities, subject to compliance with the Intercreditor Agreements, and in certain other circumstances, the Security may be released without the need for any consent from the holders of the Senior Notes or the Trustee.

As a result of these and other provisions governing the Guarantee and the Security and in the Intercreditor Agreement, you may not be able to recover any amounts under the Guarantee or the Security in the event of a default on the Senior Notes.

It is possible that the Security may not be enforceable.

Under German law, a security interest may not be enforceable for the benefit of beneficiaries who are not a party to the relevant pledge agreement creating such security interest. A pledge is a so-called “accessory” security interest (“akzessorische Sicherheit”) which means that the existence of the pledge is dependent on the existence of the underlying secured claim. At the same time, pledges require that the pledgee and the creditors be the same person. Pledges cannot be held on behalf of third parties who do not hold the secured claim. The holders of interests in Senior Notes from time to time will not be party to such pledge agreements. In order to permit holders of Senior Notes from time to time to have a secured claim, the Intercreditor Agreement to which the Note Trustee will become a party provides for the Security Trustee to be a joint and several creditor of each holder of Senior Notes from the date of the issue of the Senior Notes until full repayment. The effect of this provision is to give the Security Trustee a pledge equal in amount to the aggregate principal amount of the Senior Notes. The Security Trustee will undertake not to exercise that pledge without the consent of the Senior Notes Trustee. However, the Security Trustee’s right to take any action to protect or to preserve any rights under the Guarantee or the Security or to enforce any security interest created thereby as contemplated by the Intercreditor Agreement or the Security Documents (or to take any act reasonably incidental to any of the foregoing) is not limited. This procedure has not yet been tested under German law, and we cannot assure you that it will eliminate or mitigate the risk of the unenforceability of the pledge under German law.

Moreover, under German law, in the event that KDG, KDVS or KDV entered into insolvency proceedings, the Security could also be subject to potential challenges under the “claw back” provisions of German insolvency law (in addition to the avoidance rights described above). If any challenge to the validity or enforceability of the Security is successful, you may not be able to recover any amounts under the Security.

You may not be able to enforce, or recover any amounts under the Guarantee due to restrictions on enforcement contained in German corporate law.

The enforcement of the Guarantee by any holder of the Senior Notes or the Trustee will be limited by virtue of specific limitation language within the Guarantee reflecting the requirements under the capital maintenance rules imposed by Sections 30 and 31 et seq. of the German Limited Liability Company Act. These capital maintenance rules prohibit the direct or indirect repayment of a German limited liability company’s registered share capital to its shareholders (including payments pursuant to guarantees or security in favor of the debt of such shareholders). Payments under the Guarantee will be limited if, and to the extent, such payments would cause the net assets of KDVS’ general partner’s (“Komplementär”), who is liable for the debt of KDVS, to fall below the amount of its registered share capital (“Stammkapital”). If such an event occurs, the Trustee is not entitled to enforce the Guarantee save for the amount which may be enforced without diminishing the registered share capital of the general partner of KDVS. As a result and to the extent of any such limitations, claims under the Guarantee will be effectively junior to the claims of direct creditors of KDVS, such as trade creditors and employees.

In addition, German court rulings have recently held that the shareholder of a German limited liability company must not deprive a limited liability company of the liquidity necessary for it to meet its own payment obligations. It is likely that these court rulings will also apply to payments of KDVS under the Guarantee to the extent such payments would deprive KDVS of the liquidity to meet its own payment obligations. The limitations dictated by these court rulings on the enforcement of the Guarantee may further reduce the amount of any recovery of the Trustee for your benefit under the Guarantee.

The refinancing of our Senior Credit Facilities could result in a release of the Security. Although the Security may be reinstated on substantially similar terms, the Security could become void if, within three months of reinstatement, KDG or KDVS became insolvent.

The Intercreditor Agreement provides that, upon a release of the first-priority security in connection with a refinancing of the Senior Credit Facilities, whether by operation of law or otherwise, the Security will be released. Although under our new senior facilities the Security will, immediately after new first-priority security has been granted to secure our new senior facilities, be replaced by a new second-priority security on substantially the same terms as the Security, there will be a period of three months following the date in which such replacement occurs during which, under German law, the transaction creating the new security may be avoided by an insolvency administrator if KDG or KDVS becomes insolvent. In certain circumstances such period may extend to ten years prior to the commencement of insolvency proceedings (see “German insolvency laws may preclude the recovery of payments due under the Senior Notes, the Guarantee or the Security”).

We may not be able to finance a change of control offer required by the indenture.

The indenture governing the Senior Notes contains provisions relating to certain events constituting a “Change of Control.” Upon the occurrence of a change of control, KDG will be required to offer to repurchase all outstanding Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, KDG may not have sufficient funds available, or may not be able to obtain the funds needed, to pay the purchase price for all of the Senior Notes tendered by holders deciding to accept the repurchase offer. The restrictions in the instruments governing KDG’s and its subsidiaries’ existing and future indebtedness may also prohibit the KDG from being provided with the funds necessary to purchase any Senior Notes prior to their stated maturity, including upon a change of control. In any case, third party financing would be required in order to provide the funds necessary for the issuer to make the change of control offer. We may not be able to obtain such additional financing.

In addition, the definition of “Change of Control” refers to a sale, lease or other disposition of “all or substantially all” of our assets to a person or group of persons. There is little New York case law interpreting the phrase “all or substantially all” in the context of an indenture. Because there is no precise established definition of this phrase, your ability to require us to repurchase such Senior Notes as a result of a sale, lease or other disposition of all or substantially all of our assets to a person or group of persons may be uncertain.

You may have difficulty enforcing your rights against us and our directors and officers.

We are organized under the laws of Germany. Most of our directors and executive officers are non-residents of the United States and our assets and the assets of most of our directors and executive officers are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us and our directors and executive officers to enforce against us or them judgments obtained in U.S. courts predicated upon civil liability provisions of the federal securities laws of the United States.

ITEM 4.                INFORMATION ON THE COMPANY

A.                History and Development of the Company

Our legal and commercial name is Kabel Deutschland GmbH and we were incorporated under the laws of Germany on December 17, 2002. We were formed from the combination of cable assets in six of the nine regional cable television regions previously operated by DTAG, together with other network assets owned by DTAG. We are a limited liability company (“GmbH”) organized under the laws of the

Federal Republic of Germany. Our principal executive offices are located at Betastraße 6 - 8, 85774 Unterföhring, Germany. Our telephone number is +49-89-960-100. We are registered with the commercial register of the local court of Munich under number HRB 145837.

KDVS is a limited partnership and was formed under the laws of Germany on November 4, 2003 (date of entry in the commercial register—partners’ resolution already adopted on October 16, 2003). The registered office of KDVS is Betastraße 6 - 8, 85774 Unterföhring, Germany. KDVS is registered with the commercial register of the local court of Munich under number HRA 83902.

We maintain websites at www.kabeldeutschland.de and www.kabeldeutschland.com. However, any information provided on our websites does not form part of this annual report and is not incorporated by reference herein. On December 2, 2004, Cable Holding S.à.r.l. (“LuxCo”) contributed its 100% interest in KDG to its wholly-owned subsidiary Kabel Deutschland Holding GmbH (“KDG HoldCo”, formerly Kabel Deutschland Holding GmbH & Co. KG), founded on November 29, 2004, commercial register Munich HRB 155690, in exchange for an increase in its shareholders’ equity in KDG HoldCo valued at a total of €1,133.1 million and a note receivable from KDG HoldCo in an amount of €382.4 million. On January 19, 2005, KDG HoldCo was converted into a limited liability company (“GmbH”) effective as of January 1, 2005. LuxCo is wholly-owned by Cayman Cable Holding LP, George Town, Cayman Islands (“Cayman Cable”).

We are the largest cable operator in Germany, currently operating in 13 of the 16 federal states (with the exception of Hesse, North Rhine-Westphalia and Baden-Württemberg), including Germany’s three major cities of Berlin, Hamburg and Munich. KDG and its subsidiaries (together “KDG” or the “Company”) are the market leader in the German cable television business in terms of homes passed, subscribers and revenue. The Company primarily provides cable access connections. The Company also offers Internet & Phone services to our customers. Furthermore, KDG delivers digital television signals through its digital playout center. KDG carries and offers its own pay TV packages, packages of an unaffiliated German pay television operator, and the free-to-air digital programs offered by the public and private broadcasters.

We have made significant investments over the past three years primarily in the upgrade of our network. Our cash flows utilized in investments for the year ended March 31, 2007, 2006 and 2005 were €276.4 million, €148.1 million and €124.7 million. These have been funding principally from operating cash flows. We expect to fund our capital expenditures with cash flows from our operating activities, cash on hand, and if necessary, from borrowings under the working capital facility under our Senior Facilities. See also ITEM 5 B “Liquidity and Capital Resources”. Geographic distribution of these investments does not affect our business, as we are not operating within a certain geographic scope.

B.               Business Overview

Our Business

Kabel Deutschland GmbH (“KDG”) was founded on December 17, 2002 with its legal seat registered in Unterföhring (commercial register Munich HRB 145837). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”), a wholly owned subsidiary of KDG.

As of March 31, 2007, the Company’s cable television network passed approximately 15.3 million homes (excluding TKS) and served approximately 9,241 thousand direct and indirect cable television access subscribers.

Cable access subscribers are segmented into direct customers (“B2C”), indirect customers (“B2B”) and wholesale customers. The loss in cable access subscribers primarily comes from the wholesale segment which has however, the lowest ARPU and has less impact on our EBITDA results. Pay TV growth continues to be strong. The Company currently offers stand-alone Internet and stand-alone Phone products, however an overwhelming majority of new subscribers choose a bundled product.

We generate revenue through subscription and distribution fees from our cable access business, our pay TV business, our broadband Internet & Phone business and from other activities. Monthly subscription rates paid by our access customers depend on the number of subscribers connected at a network connection point. In general, single family direct customers pay a higher monthly subscription fee on a per subscriber basis than Level 4 operators or housing associations that aggregate several subscribers behind one network connection point. The Company gives a 5% discount to all customers who prepay the monthly subscription fee on an annual basis for the analog access product.

Level 4 operators typically resell the signal to housing associations but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service. We also charge installation fees related to the connection of subscribers to the network. In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered over the network into subscriber homes.

Cable Access Business

Cable Access contains all activities and services linked to the customer’s physical access to the Company’s cable network either directly to end customers or indirectly through commercial Level 4 operators or housing associations for which the Company charges a fee.

Cable access is the basis for free and paid services offered by the Company, including TV and radio services, Internet & Phone services. Currently, the Company is revising its strategy of requiring cable access as a basis for the other products offered.

Our cable access business generates revenues through subscription fees, installation fees and other revenues. Through our cable access television business we generated €845.6 million, or approximately 77.4%, of our total revenues for the twelve months ended March 31, 2007.

•       Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our current cable access offering consists of between 33 and 45 analog television channels (depending on the region served) and up to 36 analog radio channels. In April of 2006, the Company discontinued the analog Access product offering for new single family homes and now offers a digital access product instead. The basic digital service is offered under the brand name of “Digitaler Kabelanschluss”. This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total, more than 100 FTA digital channels are now offered in the digital access product. The product has an enhanced electronic program guide (“EPG”) and access to a pay per view service. Monthly subscription rates depend on payment terms and the number of subscribers connected at a single network connection point. On March 1, 2007 the Company began to change the price on all access products delivered to single family homes to €16.90 per month. The new pricing is for both analog and digital access services. The Company will provide the equipment to upgrade to digital access for no charge to the customer. The full impact will become effective as of March 2008 at the end of the next fiscal year after all annual payers have been shifted to the new price.

•       Installation and network connection fees and reimbursements.   Generally, each first-time subscriber is charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network.

TV/Radio

In addition to the cable access business described above, the Company offers its own pay TV packages. The Company’s pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers more than 30 pay TV channels within seven genres (documentaries, movies and series, sports, entertainment, kids, music and erotic). The product portfolio Kabel Digital International is comprised of more than 40 foreign language Pay TV channels. The Company sells its pay TV packages directly to consumers and to a lesser extent indirectly through certain Level 4 operators. We also sell our digital packages to an unaffiliated regional cable television operator. Under these wholesale agreements the operator typically receives a discount to our listed retail subscription fee.

The Company also delivers the pay TV packages of an unaffiliated pay TV operator. In addition to serving its own subscriber base our digital playout center also delivers digital video signals to unaffiliated regional cable television operators in Germany for distribution to the subscribers served by these operators.

Our TV/Radio business generates revenue through subscription fees, CPE sales, carriage fees and fees for services in connection with our digital playout facility.

•       Pay TV subscription fees and CPE sales.   Homes connected to our network and having a CPE installed can receive the digital programming of the public broadcasters and the major private broadcasters free of charge if they are cable digital access subscribers and have an activated smartcard. Customers can also subscribe to Kabel Digital International and Kabel Digital Home, the Company’s own pay TV offerings.

•       Digital carriage fees are derived for the transmission of digital television programs on behalf of third party program providers. The Company also delivers the digital television programming offered by the public broadcasters, most of the large private free-to-air (“FTA”) broadcasters and the programs transmitted by an unaffiliated pay TV operator in Germany. In addition to receiving carriage fees, the unaffiliated pay television operator pays us a variable fee based on the revenue generated from the subscribers receiving its pay television services over the cable network.

•       Analog carriage fees.   In addition to providing basic cable access services to its subscribers, the Company charges more than 210 national, regional and local television broadcasters carriage fees for delivering their television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also charges carriage fees for radio signals delivered over the network into subscriber homes. The Company renegotiated most of its analog video carriage fee contracts at the end of 2005 which not only increased the fees paid per household reached but extended the term of the agreements and provided for simulcast of those analog signals into the digital spectrum.

•       Playout facility fees.   We operate a digital playout facility, which in addition to serving its own subscriber base packages, encrypts and distributes programming received from third party program providers via leased satellite transponders to our network and to the networks of the other regional cable television operators in Germany.

Internet & Phone

The Company can offer Internet & Phone services to those homes which are passed by its upgraded bi-directional network (630 MHz) and where the Company has or can have a direct relationship with the customer, or where the Level 4 operators allow us to either directly or indirectly provide our services (“Marketable Homes”). As of March 31, 2007, the Company passed 8.6 million homes with upgraded network for increased capacity plus return paths to enable a two-way communication. The company offers stand-alone Internet and stand-alone Phone products, however most customers subscribe to bundled offerings of Internet & Phone together. As of March 31, 2007, the Company served approximately 190 thousand subscribers which amount to approximately 179 thousand Internet and 152 thousand Phone RGUs.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

TKS, a wholly owned subsidiary of KDVS, provides cable access, Internet & Phone services to the NATO military personnel based in Germany. It also provides billing services for telephone customers of DTAG who prefer English language bills. Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases such as prepaid mobile phones, cashcards etc. and, since the quarter ended December 31, 2006, lease contracts for mobile phones (under the product name “TKS-Mobile”) specially designed for personnel on NATO military bases.

Revenue Breakdown

The following table sets forth our revenues of our business sections for the fiscal years indicated. For more information regarding our revenues on a segment basis, see ITEM 5 A. “Operating results”.

	Year ended March 31,
	2004		2005		2006		2007
	(€ millions, except percentages)
Cable Access revenues	833.5	86.6%	850.1	84.7%	839.3	82.9%	845.6	77.3%
TV/Radio revenues	108.1	11.3%	126.4	12.6%	137.8	13.5%	163.0	14.9%
Internet & Phone revenues	1.2	0.1%	2.8	0.3%	9.8	1.0%	56.5	5.2%
TKS revenues	19.3	2.0%	23.9	2.4%	25.2	2.6%	28.1	2.6%
Total Revenues	962.1	100.0%	1,003.2	100.0%	1,012.1	100.0%	1,093.2	100.0%

Seasonality

Certain aspects of our business are subject to seasonal factors. For example, television usage, and the levels of new subscriptions for television services, is typically lower during the summer months. Our customer churn rates include persons who disconnect service due to moving house, resulting in a seasonal increase in our churn rates during the summer months when higher levels of moves occur.

In addition, we have a disproportionately high level of annual prepayments in the months between November and February, which results in higher cash flow from operations in these months of the year.

Raw Materials

Due to the nature of our business, raw materials and the sources and availability of raw materials, hence the price volatility of commodities etc., are not relevant.

Our Markets

The German television market is the largest in Europe with about 35.0 million television homes (according to AGF/GfK). Cable television is the leading television signal distribution platform in Germany, with approximately 18.9 million, or 54.0% of television homes using this delivery means, followed by satellite (approximately 14.7 million, or 41.9% of television homes) and terrestrial reception via antenna (approximately 1.4 million, or 4.1% of television homes). DTT and TV distribution via Internet were only recently introduced in Germany.

In Germany, analog terrestrial transmission provides viewers with 3 to 12 analog channels, depending on the area where the viewer is located. Digital terrestrial television, which has replaced analog terrestrial television in most urban regions, offers between 12 and 24 channels, depending on the area where the viewer is located. Cable television typically offers 33 to 45 analog channels (depending on the region served) and more than 200 digital free and pay TV channels. Satellite television also offers more channels than analog terrestrial transmission, typically up to 43 German language channels and several hundred international channels. Satellite and cable viewers also receive a variety of digital programming, including pay television services, with satellite viewers typically receiving the highest number of channels. In the case of cable, and to some extent terrestrial and television, subscribers also have access to the programming of smaller regional and local broadcasters.

Free television broadcasters pay fees for the terrestrial transmission of their programming and for transmission via satellite. Similarly, free television broadcasters pay to Level 3 cable network operators and also to some Level 4 cable network operators carriage fees for the distribution of their programming on cable networks. In addition to carriage fees, cable network operators are paid subscription fees either directly or indirectly from viewers receiving their television signals from cable television. We derive carriage fees for delivering digital as well as analog programming, taking into account the current special situation caused by simulcast on programming in analog and digital. In such cases the free television broadcasters pay the greater of analog and digital feed-in fees.

Pay television broadcasters included in one of our pay TV packages currently do not pay feed-in fees. Instead, they generally receive a revenue share from the respective package from KDG based on the number of pay TV subscribers we are serving with minimum guarantees in place. From the already mentioned unaffiliated pay TV operator we do receive feed-in fees.

For historic reasons, the German market developed around an ownership division between broadcasters (“Level 1”), regional and local cable distribution networks (“Level 2” and “Level 3”) and the in-house cable network (“Level 4” networks). Whereas DTAG, and its predecessors constructed Level 2 and Level 3 networks (which we and the other regional cable companies now own and operate) and, to a limited extent, also Level 4 in-house networks, most of the Level 4 networks consist primarily of in-house wiring constructed by electricians, housing associations and local cable network operators, known as Level 4 operators. In recent years, some industry consolidation has occurred, such as consolidation among Level 4 operators, the acquisition of small Level 4 operators by regional cable companies, the business combination of a large Level 4 operator with regional cable companies and construction by some Level 4 operators of their own Level 3 networks. Although there may be further industry consolidation in the future, Level 4 operators currently remain primarily resellers of signals received from us, the other regional cable companies and satellite operators. The German Level 4 market tends to be characterized by smaller scale operators, although there are some larger operators such as Orion and PrimaCom. Tele Columbus was recently partly consolidated with regional cable network operator Unity Media (which is itself the result of a merger of ish and iesy, two regional Level 3 cable companies).

We offer our services directly to homes or small apartment blocks (typically with 1 to 12 dwellings). We also offer our services indirectly through large housing associations and Level 4 operators for resale to their own subscribers. Subscription fees per subscriber are generally higher for direct subscribers as compared to those generated from Level 4 operators or housing associations, both of which aggregate large numbers of subscribers behind individual connection points. Of our approximately 9.2 million cable access customers, approximately 2.9 million end users have a direct contractual relationship with us, the remainder being tenants of housing associations (approximately 3.6 million) or customers of Level 4 operators (approximately 2.7 million).

We provide broadband Internet access and telephony services in some areas of our network. As of March 31, 2007, we served approximately 692 thousand Digital RGUs, 152 thousand telephony RGUs and

179 thousand Internet RGUs. We offer broadband Internet products under the brand name Kabel Internet. Since April 2005, we also offer telephony service in certain regions under the brand name Kabel Phone.

Germany is, by the total number of households, the largest Internet market in Europe. Technologies with transmission-line speeds higher than those for ISDN are generally classified as broadband. These include all fixed-line technologies, such as DSL, fiber-to-the-home (“FTTH”) and Internet access via cable or power line. In addition, satellite services and mobile technologies, such as UMTS, WLAN and WiMax, are usually also classified as broadband. Whereas analog dial-up modems may be used throughout Germany to connect to the Internet, the availability of all other means of access may be limited in certain regions.

The German broadband Internet market primarily comprises four access technologies: DSL, cable, power line and satellite, with DSL as the dominant access platform. The remaining Internet subscribers use narrowband access technology, in particular analog dial-up services.

Despite rapid growth, broadband penetration is relatively low compared with other European countries, mainly due to the fact that cable operators have only recently begun to offer broadband Internet which for the first time has spurred infrastructure based competition.

The market for fixed-line residential telephony is well established in Germany and is the largest in Europe. The market also has a high digitization rate, DTAG clearly dominates the market although, as a result of deregulation since 1998, the market share of DTAG has been decreasing both in terms of fixed-line telephone channels and minutes sold. Furthermore, the introduction of VoIP services further opens up this market to allow Internet service providers to offer telephony in conjunction with broadband Internet services.

Our Network

In total, our network extends over more than 261 thousand kilometers throughout the regions in which we currently operate and it passes approximately 15.3 million households. DTAG and its predecessors constructed both the cable television and fixed-line telephony networks, and certain parts of the infrastructure (including cable ducts, towers, fiber optic transmission systems and equipment locations) are shared by both the DTAG telephony service and our cable television businesses. We lease these assets from DTAG under the SLAs. For a description of the SLAs, see ITEM 10 C. “Material Contracts”. We rely on DTAG and certain of its affiliates for a significant part of our network.

Our standard analog cable television network was originally constructed using tree architecture to deliver 470 MHz one-way signals. Within this bandwidth in our network the standard allocation uses 33 channels for analog and 19 channels for digital television services. With our current compression technology up to 12 digital television program streams can be assigned to one digital channel. We upgraded to a higher and enhanced modulation technology (QAM 256) in September 2006. It allows us to assign up to 16 digital television program streams to one digital channel. We started to convert analog channels into digital channels by using digital head end equipment to feed for such channels. In all head ends one digital channel is assigned for HD-TV.

Our standard network is served by 52 master head ends that receive analog television broadcast signals from satellite, terrestrial or in some cases direct feeds from program providers or broadcasters. The incoming signals are processed, assigned to channel positions and amplified for distribution. These 52 master head ends transmit the signals to approximately 370 supply areas, primarily via fiber optic transmission. We also have 757 local head ends (including Level 4 head ends) that receive signals or direct feeds from program providers or broadcasters for distribution independently of a master head end. Approximately 320 of the master head ends and local head ends also receive digital signals via satellite from our digital playout center for distribution through the cable television network. All master head ends and the vast majority of the local head ends are located in facilities owned by DTAG. We lease these facilities from DTAG under the SLAs. The received signals at the head ends are distributed primarily by coaxial cable, but in some cases fiber optic, to approximately 2,200 hubs. In most cases we own the coaxial cable, but we typically lease the fiber optic network from DTAG under the SLAs and other agreements. The hubs are pure distribution points where no content is added.

From the hubs, A-lines (primarily extension lines) extend through public right of ways (“öffentlich-rechtliche Wegerechte”) to approximately 2.2 million splitters. Extension lines and drops then extend the splitters to connection points. In total there are approximately 4.2 million connection points available on the network. In the case of multi-unit dwellings the connection point may be located in the basement of the building. At the connection point, our own Level 4 network, housing associations or other Level 4 operators connect to our network. All third parties connecting to the network are required to meet our technical standards.

In general, the network is comprised of coaxial cables that are either buried in the ground or housed in cable ducts. The ducts are typically owned by DTAG and we lease duct space for our network under the SLAs. The distribution plant is powered by approximately 133,500 amplifiers. With the exception of the duct and fiber, we operate all of the distribution plant and associated electronics ourselves. We purchase the electrical power required to operate the master head ends, local head ends and amplifiers through DTAG under the SLAs. Purchasing the power from DTAG is necessary because, in many cases, the same power source supplies DTAG’s telephone plant and our cable plant. In general, DTAG sells the power to us at cost plus a margin of approximately 5%. We believe that we would not be able to purchase power on better terms from another source because we benefit from DTAG’s buying power.

Since our formation we have upgraded additional portions of our Level 3 network based on a technology allowing us to transmit bi-directional 630 MHz-signals which enables us to deliver Internet & Phone services. This technology does not require fundamental changes to our network structure. To upgrade our Level 3 network we only need to replace the active components of the amplifiers and the hubs and install additional head end equipment to monitor and deliver Internet traffic. In addition, Internet & Phone services typically also require an upgrade of the Level 4 in-house networks. Presently, the upgraded portion of our Level 3 network passes approximately 8.6 million homes. Based upon current upgrade projects, we expect to have approximately 11 million homes passed by our upgraded network by the end of March 2008.

In addition to our upgrade project we are segmenting our Level 3 network step by step. We build own fiber solutions in order to penetrate the HFC network and reduce the number of Level 3 Clusters. This segmentation upgrade is driven by customer growth. We plan to use the spectrum of 862 MHz in 2008 and the following years through the segmentation of the Level 3 network.

The German Cable Network

The structure of the German cable network is strongly influenced by historical factors, in particular the previous monopoly of DTAG and its predecessors on telecommunication services until 1996 and the manner in which the subsequent deregulation of the telecommunications market was implemented. As a result, the cable network in Germany can be divided into four functional levels, ranging from the content generation (broadcasters) to the distribution of the signal to the end customer.

Level 1 encompasses the production of content, the transmission of the signal to the satelliteEarth station or a terrestrial transmitter, and the up-link to the satellite.

Level 2 is the part of the cable television network comprising (i) the down-link from the satellite or the terrestrial transmitter, (ii) the satellite or terrestrial reception equipment, (iii) the signal distribution from the reception equipment to the master-head ends and the hubs, (iv) the master-head end and head end functions and (v) the distribution of the signals from the head ends to the hubs.

Level 3 is the part of the cable television network which distributes the signal primarily via coaxial cable from Level 2 to the home connection points.

Level 4 is the part of the cable network which distributes the signal from the Level 3 connection point to the wall socket inside the home. Level 4 infrastructure primarily consists of the in-house wiring.

The vast majority of the Level 2 and Level 3 cable television network was constructed by DTAG’s predecessor between 1980 and 1988. Another wave of construction activity followed after the reunification of Germany in 1990. Due to political decisions of the German federal government, electricians, housing associations and Level 4 operators initially constructed the majority of the Level 4 network infrastructure. This decision resulted in the development of a dual ownership network structure serving cable subscribers. This dual ownership structure is distinct from the single ownership cable structure prevalent in the United States and in most EU countries, in which private operators own the network entirely, from the head end to the wall socket inside the home.

Most of the network infrastructure from Level 2 to Level 4 is one-way coaxial cable with a bandwidth of 470 MHz. Within this bandwidth in our network, the standard allocation uses 33 channels for analog and 19 channels for digital television services. As a result of digital compression technologies, each digital channel can carry up to 12 program streams (64 QAM) and up to 16 program streams (256 QAM), resulting in approximately 200 potential program streams. Technically, it is possible to convert every analog channel into a digital channel by using specific digital head end equipment for such channels. In addition, this network infrastructure can be upgraded to permit the transmission of bi-directional 630 MHz-signals, thereby allowing Internet & Phone products to be distributed via the network.

Since DTAG’s predecessors initially constructed both the fixed-line telephony networks and the cable television network, the telephony and cable television networks share a high degree of common infrastructure, in particular cable ducts, co-location facilities, towers and fiber optic systems. Today, this infrastructure is owned by DTAG and we are permitted to use it under long-term lease agreements. In addition, we purchase electrical power from DTAG. The relevant agreements with DTAG are an essential component of our operations and historically have accounted for our single largest expense item each year. See section “Our Network” above.

Our Strengths

Cable is the leading medium for the delivery of television services in Germany.   Approximately 18.9 million (54.0%) of the approximately 35.0 million German television homes are connected to a cable television network allowing them to receive cable television services on their television screens without further equipment or installation. As of March 31, 2007, our network passed approximately 15.3 million homes and we provided cable access television services to approximately 9.2 million households (60.1% of the homes passed). This customer base is both large and diverse. Many of our housing association and Level 4 customers have entered into multi-year contracts with us, and many of our direct customers (generally either individual homeowners or tenants in smaller multi-unit dwellings) prepay their subscription fees via direct debit on an annual, quarterly or monthly basis.

Scope for broadband growth.   Broadband penetration in the German market is well below the European average. Based on our recent experience with broadband and telephony rollout, we believe there is a substantial growth opportunity for our broadband services. Our current pricing and product offering are attractive in the German market and, given that we own our network, we have margin and capacity advantages over some of our competitors.

Experienced management team, advisors and shareholders.   Our management team and their advisors have significant experience in the cable, television and telecommunications industries in Germany.

Dr. Adrian von Hammerstein has been Chief Executive Officer of Kabel Deutschland since May 2007. In his most recent position, Dr. von Hammerstein was executive officer at Siemens Business Services. Former stages of his occupational history have been group Chief Financial Officer of Information and Communications Products at Siemens AG, Chief Financial Officer of the Open Enterprise Computing Division at Siemens Nixdorf and System Business Finance Manager at Digital Equipment.

The Chief Financial Officer of KDG, Paul Thomason has joined the KDG in 2003 and was previously CEO and CFO of PrimaCom and, prior to that, CFO of KabelMedia, a predecessor of PrimaCom.

Herbert Hribar has been Chief Operating Officer since November 2006. Before joining KDG, Herbert Hribar worked for the Swiss cable net operator Cablecom. Previous to this, Mr. Hribar worked at the Irish telecommunication provider eircom.

In December 2005, Dr. Manuel Cubero del Castillo-Olivares was promoted to Managing Director for the Cable Television and Content areas. Since November 2006 he also has been taking responsibility for the product area Internet & Phone. Dr. Cubero assumed the function of Chief Human Resources Officer in April 2006. Since April 2007 he also has been responsible for sales and marketing. Dr. Manuel Cubero brings several years of industry experience to this position, having previously worked for Kirch Media Group in various management positions.

In May 2005, Tony Ball joined the Company as Chairman of KDV’s Advisory Board. Mr. Ball was formerly CEO of BSkyB, the largest pay-TV operator in the United Kingdom.

Our principal owners are funds affiliated with or advised or managed by Providence Equity Partners (“Providence”). Providence provides us with telecommunications and media operating experience and financial expertise.

Our Strategies

We currently hold a leading position in German cable television distribution. We aim to build on this strong market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet & Phone services in Germany. We plan to further strengthen our existing subscriber base and to increase the penetration in our core markets by introducing new services and enhancing existing products. At the same time we are focusing on increasing the efficiency of our processes.

The key components of our strategy are as follows:

Maintain subscribers and grow number of Revenue Generating Units (“RGUs”) through enhanced product offerings

•       Maintain our leadership in analog and digital cable television services.   We intend to maintain our position in the cable television market by introducing innovative television products and expanding the range of broadcasting services we currently offer. We believe that continued investments in the product development, customer service and marketing are essential.

•       Introducing new cable television services and increasing the content quality.   We believe new and/or enhanced services assist our efforts to retain customers against competitive threats from satellite and new technologies, like DTT or IPTV. Since the launch of our pay television products, such as Kabel Digital HOME, we have continued to add new channels and packages and plan to continue to do so in the future. In addition to our pay television packaging, we have begun to market a pay-per-view movie and adult entertainment service in mid July 2006. On the free TV side we constantly optimize the digital channel line-up to enhance the quality and quantity of our services.

•       Continue to push digitalization of the network.   We intend to promote the benefits of digital cable television. By going digital we are able to use our network bandwidths more effectively allowing us to increase the number and range of channels within our cable access and pay TV offerings. To further increase the capacity in our network, we upgraded the modulation technology on our digital cable television platform to QAM 256 during the course of 2006. This allows us to send up to 16 digital video streams per channel versus the previous 12 streams (only certain channels are able to be upgraded to that extent).

•       Continue to grow broadband Internet access and phone services.   We also intend to continue to focus on expanding our customer base for our Kabel Internet broadband access and Kabel Phone telephony services through various sales channels, by cross-selling services to our existing customer base and through further investments in the Internet upgrade of additional regions. In 2006 we launched telephony services in all Internet upgraded areas. We have entered the market with aggressive prices. We will monitor subscriber development and market conditions to be able to react accordingly to changing market parameters.

•       Continued upgrade of the network for new and enhanced broadband Internet & Phone offerings.   We intend to expand the reach of our broadband Internet & Phone services beyond the existing upgraded homes passed. We plan to expand the upgrade of the network and will continue to upgrade areas wherever the network density and end customer profile justify the investment. We currently estimate that we will upgrade most of the network over the next two years. Our upgrade strategy entails upgrading the network in phases, thereby allowing us to continuously monitor the results from existing upgraded areas, developments in the competitive environment and changes within the regulatory framework.

•       Offer triple play bundled services.   Similarly to other markets in Europe we believe there is potential for customer acquisition and retention through the bundling of our cable television, broadband Internet & Phone services. We will continue to offer bundles to improve ARPU, reduce customer acquisition costs, lower churn rates and maintain low maintenance expenses.

Continued increase of our sales effectiveness

•       Improving the efficiency of our sales force.   We have restructured our sales organization to increase our sales focus on large clients and key accounts. Furthermore, we have aligned our sales activities with the major customer segments: direct-subscribers, indirect-subscribers (through housing associations) and wholesale (through Level 4 operators). We believe this organizational structure has allowed us to better serve all three major customer segments. We further believe that an increased sales and customer service presence will help us to compete more effectively for customer contracts, and as a result, increase our subscriber base and improve customer retention. Going forward, we will continually review the effectiveness of our various sales channels and will make adjustments as we deem necessary.

•       Entering into direct relationships with housing associations and increasing the number of marketable subscribers.   We aim to enter into a greater number of direct contracts with housing associations. In exchange for upgrading the Level 4 infrastructure we obtain a higher contribution margin than on contracts directly with Level 4 operators. In addition, the contracts with housing associations give us closer contact with the end customer than contracts with Level 4 operators. In existing and new relationships with housing associations we also attempt to enter into contracts that allow us to market our pay TV, Internet & Phone products and services directly to the tenants. Permission to sell directly to end customers allows us to market our services more effectively and increases brand recognition.

•       Cooperating with Level 4 operators.   In order to further leverage our network investments, we have entered into resale agreements with Level 4 operators for our pay TV and Internet & products. In this business model the Level 4 operator pays for all required investment in the in-house infrastructure and receives the product from us at a discount. We believe these additional services add a strong incentive to stay connected to our network.

•       Complementary acquisitions.   We intend to pursue selective acquisitions of Level 4 operators. We will look to accelerate the integration of the Level 3 and Level 4 networks. Strategically, Level 4 acquisitions and consolidation positively impact our new products, particularly Internet & Phone, in two ways. First, acquisitions can make unattractive areas economically viable by increasing the network density. Second, by bringing us one step closer to the customer, we believe acquisitions can increase our ability to attract subscribers since we can market directly to potential customers. By taking out intermediary agents margin improvements occur.

Continued focus on operational excellence

•       Maintain our focus on customer satisfaction and operational excellence.   To retain the subscriber base and improve the quality of service provided to customers we have instituted a program to increase the availability and service of our call centers, thereby improving performance on our service hotline and reaction time with respect to network outages. We will continue to focus on operational excellence with a goal of delivering products with the best combination of consistent quality, lower cost and faster cycle times. We place the customer first and will continue to improve the customer experience while emphasizing efficiency and reliability.

•       Investments in IT.   We will continue to invest in our IT systems as we introduce new products and services. In order to ensure an efficient customer service experience we will also continue to invest in IT to streamline and automate processes.

Material Contracts

We have entered into various long-term Service Level Agreements (“SLAs”) with DTAG and certain of its affiliates that are significant to our business. The various services offered by DTAG are defined under so-called “Term Sheets” that are part of the SLAs. For a complete list of material contracts see ITEM 10 C “Material Contracts”.

The Risk Management System for KDG

During the course of the business year, an organization-wide risk management system was introduced at Kabel Deutschland.

The implementation of the risk management organization including the publication of the risk management manual and the assignment of functions to management was carried out in the second quarter ended September 30, 2006.

The risk management system is an integral component of all processes within our organization. It can thus be ensured that unplanned developments can be identified early and actively controlled by management.

Previous years have shown that KDG’s risk environment can change quickly and unexpectedly as a result of various situations and influences. It is therefore necessary to be able to act flexibly with the instruments in place so that no situation can cause substantial damage to the Company’s existence or have long-term effects on assets, the financial situation and profits.

The decisions on the identification and the taking of risks are generally made in the operative units. The management staff of KDG is therefore also risk manager. This means that the competences for the responsibility and the control of risks lie with them. The system is supported by the central risk management system unit which carries out risk controlling. The separation of functions is thus ensured.

Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed transparency of the risk situation. In particular cases and in the event of determined limits in the early warning system being exceeded, immediate reporting is put in place alongside the regular standard reports. Furthermore, risk controlling is responsible for the continuous further development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Regulation

German law and regulation draws a distinction between telecommunications and media laws. Telecommunications law applies to the establishment and operation of technical infrastructures for communication. Media laws apply to the content of such communication.

Telecommunications Regulation

Telecommunications services and the operation of telecommunications networks are subject to the regulatory regime of the Telecommunications Act (“Telekommunikationsgesetz”“) of June 22, 2004 (the “Telecommunications Act”) and certain ordinances under the Telecommunications Act. These ordinances contain further provisions in respect of, and in addition to, certain sections of the Telecommunications Act. The Telecommunications Act implements the European Regulatory Framework for Electronic Communications Networks and Services (the “Framework”) that consists of, amongst other things, the Framework Directive (2002/21/EC), the Authorization Directive (2002/20/EC), the Access Directive (2002/19/EC), the Universal Service Directive (2002/22/EC), and the Directive on Privacy and Electronic Communications (2002/58/EC).

The Telecommunications Act contains provisions regarding, among other things, (i) the establishment and powers of a regulatory body; (ii) notification requirements; (iii) the granting of rights of way; (iv) the allocation of frequencies; (v) access obligations; (vi) the regulation of fees for the provision of telecommunications services; and (vii) abusive behavior. In principle, regulation of access and fees applies to providers which have significant market power in the respective market. However, under certain preconditions, the FNA may impose certain obligations on operators with control over end-user access even if those operators do not have significant market power.

Important aspects concerning the regulation of access and fees for broadcasting and cable television markets are determined by a market definition and market analysis procedure which is conducted by the FNA. The outcome of this market analysis must be in line with the Framework Directive (2002/21/EC) and further directives of the Framework. In particular, national regulators must take into account the European Commission Recommendation (2003/311/EC) of May 8, 2003 (the “Recommendation”) on relevant product and service markets within the electronic communications sector. The recommendation presumes only one relevant market for the broadcasting sector: Broadcasting transmission services to deliver broadcast content to end-users on the wholesale level (market number 18 of the Recommendation). In Germany, (i) the TV signal feed-in market and (ii) the market for TV signal delivery to other operators are associated to this market pursuant to a final market analysis published by the FNA in October 2006. Nevertheless the FNA is entitled to define further markets for regulation even though they are not listed in the Recommendation.

The European Commission is scheduled to review all Directives of the Framework during the course of 2007. In particular, the European Commission will review whether the market definitions contained in the Recommendation should be withdrawn or modified and whether additional markets should be added. The European Commission is expected to adopt changes to the Recommendation towards the end of 2007. Unlike changes to the Directives, which must be agreed and then implemented by the member states of the European Union, changes to the Recommendation will have immediate effect in Germany pursuant to the Telecommunications Act, which requires the FNA to take the utmost account of the Recommendation’s market definitions in performing any market analysis. However, the outcome of the European Commission’s review remains unclear.

Pursuant to the final market definition and market analysis published by the FNA in October 2006 and a regulatory ordinance published in April 2007, KDG, together with Kabel BW, Unity Media and T-Systems, are found to have SMP (i) in the TV signal feed-in market and (ii) the market for TV signal delivery to other operators.

In addition, the Act on Radio Equipment and Telecommunications Terminal Equipment (Gesetz über Funkanlagen und Telekommunikationsendeinrichtungen) of January 31, 2001, as amended, and the Act on Electromagnetic Compatibility of Equipment (Gesetz über elektromagnetische Verträglichkeit von Geräten) of September 18, 1998, as amended, contain provisions applicable to the operation of telecommunications networks and equipment. In particular, telecommunications equipment must satisfy health and safety requirements and conform to certain technical standards. It is expected that the Act on Electromagnetic Compatibility of Equipment will be amended within 2007.

In 2006, DTAG has announced its intention to build a fiber optic network in Germany’s 50 largest cities. The FNA has recently announced that this network generally falls within its regulatory competence, in particular with respect to the wholesale broadband Internet access market, so long as the products and services provided via this network are merely a substitute to existing products and services. If the products and services provided via this network are deemed not to be mere substitutes for previously existing products and services, then DTAG may operate this network without any regulation, for at least some initial period. In addition, pursuant to an amendment to the Telecommunications Act effective since February 2007, new markets shall in the future be exempted from regulation upon the FNA’s discretion. The term of this exemption period is also to be determined by the FNA upon its discretion. The European Commission has raised serious concerns about the conformity of this regulatory exemption with the existing regulatory framework.

The regulatory body

The FNA is responsible for the regulation of the German telecommunications market. It has various powers in respect of the enforcement of telecommunications laws and ordinances. All decisions of the FNA may be challenged before the competent courts.

Notification requirements

The operation of telecommunications networks and the provision of telecommunications services do not require any licenses from any regulatory body. However, commercial operators of public telecommunications networks and commercial providers of telecommunications services for the general public have to notify the FNA of the commencement, any modification and the termination of their business activities.

Granting of rights of way

Operators of public telecommunications networks that wish to use public streets, squares, bridges and public waters for the laying and operating of telecommunications lines have to apply to the FNA for the granting of respective rights of way. In particular, the FNA has to determine whether the applicant has demonstrated sufficient professional expertise, reliability and financial capability to operate telecommunications lines.

On October 26, 2004, KDG was granted by the FNA all necessary rights of way throughout the territory in which it operates telecommunications networks.

Allocation of frequencies

In principle, a frequency allocation by the FNA is required for the use of frequencies. However, under the Frequency Range Allocation Plan Ordinance (“Frequenzbereichszuweisungs-planverordnung”), frequencies in cable networks within the frequency range of 9 kHz to 3 GHz may be used without allocation by the FNA provided that (i) the frequencies are not used in frequency ranges within which security relevant radio services are operated and (ii) electromagnetic interferences do not exceed a specified threshold. In cases of these preconditions not being satisfied the FNA is authorized to issue specifications for the use of the relevant frequencies. We have not yet measured the electromagnetic interference caused by the operation of KDG’s telecommunications cable networks, and such interference may exceed in certain areas the threshold specified in the Frequency Range Allocation Plan Ordinance. Therefore, the operation of KDG’s telecommunications cable networks may in future either in general or in certain areas become subject to such specifications. Furthermore, KDG could be required to apply for individual frequency allocations for its telecommunications cable networks. It is expected that an amended ordinance in regard to frequency ranges within which security relevant radio services are operated and where possibly modified thresholds for electromagnetic interferences are specified will become effective in

2007. In addition such ordinance may include certain provisions determining digital only use for certain channels within cable systems.

Access obligations

The FNA may impose on operators of public telecommunications networks with significant market power the obligation to grant other undertakings access for providing telecommunications services to their telecommunications networks. In particular, the FNA may impose the obligation to grant access for certain telecommunications services on an unbundled basis. For this purpose, the operator must offer access to its network in a manner that allows the other undertaking not to purchase any services that it does not require. Under certain preconditions, the FNA may also impose access obligations on operators of telecommunications networks if those operators do not have significant market power but control end-user access.

Among other things, the FNA is authorized to impose on operators of public telecommunications networks either having significant market power or controlling the end-user access the obligation (i) to grant access to certain network components and certain facilities as designated by the FNA, and (ii) to offer the re-sale of their telecommunications services on a wholesale basis. The FNA has discretion to determine whether access must be granted or re-sale must be offered. However, any such obligation imposed by the FNA must be reasonable in light of the circumstances of each individual case and in line with the directives and recommendations of the European Regulatory Framework.

Regardless of whether or not an operator of public telecommunications networks has significant market power, it is obligated to offer any other operator upon its request the interconnection of both parties’ telecommunications networks provided the interconnection is technically feasible. KDG is subject to such obligation in respect of those parts of its telecommunications networks that have bi-directional transmission capability.

If the FNA were to impose the obligation on an operator to grant access to its telecommunications networks or to offer the re-sale of its telecommunications services on a wholesale basis, and if any third-party requested an offer from such operator for access to its telecommunications networks or for re-sale of its telecommunications services and failed to come to an agreement in this respect with such operator, the FNA would, upon application, be entitled to order the access or re-sale and provide for the terms and conditions (including fees) of such access or re-sale. Moreover, if an operator possesses significant market power, the FNA, upon application, has the authority to order the interconnection of such operator’s and any third-party’s public telecommunications networks and to provide for the terms and conditions (including fees) of such interconnection.

To date the FNA has not imposed any obligations on KDG to grant third parties access to its telecommunications networks or to offer third parties the re-sale of its telecommunications services on a wholesale basis.

Before the revised Telecommunications Act of June 22, 2004 came into force, KDG was considered by the FNA, under the former Telecommunications Act of 1996, to have a dominant position in the regional markets of (i) the feeding-in of radio and television programs into telecommunications cable networks and (ii) the distribution of radio and television programs via telecommunications cable networks to subscribers. In October 2006, the FNA has published the final market definition and market analysis for market number 18 of the Recommendation and a regulatory ordinance as of April 2007, according to which KDG, Kabel BW, Unity Media and T-Systems in each case are found to have SMP (i) in the market for analog and digital TV signal feed-in and (ii) the market for analog and digital TV signal delivery to other operators.

Regulation of fees for telecommunications services

Under the Telecommunications Act, an operator of a telecommunications network which has significant market power must not abuse its position in the market when it charges fees. In particular, it is deemed abusive if any such operator charges fees that (i) only prevail in the market due to the significant market power of the operator, (ii) unjustifiably place its competitors at a significant competitive disadvantage, or (iii) are discriminatory. Amongst other things, an unjustified competitive disadvantage for the competitors of the operator is presumed by law if the fees such operator charges its customers do not cover the costs of the relevant service.

Furthermore, under the Telecommunications Act the fees for telecommunications services provided by an operator with significant market power or provided by an operator controlling the end-user access may be subject to regulation by the FNA.

KDG’s fees for signal delivery to LEVEL 4 operators and carriage of feed-in signals from broadcasters are subject to ex post regulation. During an ex post review, the FNA examines the fees charged as to whether they are abusive. If any such fees are found to infringe the requirements of the Telecommunications Act, the FNA must declare such fees void and it may either direct the affected operator to adjust its fees or provide for fees that are not abusive.

In the case of an ex ante review, the operator is required to apply to the FNA for fees approval before the fees can be introduced in the market. The FNA examines the fees as to whether they exceed the costs of efficient service provision. To date the FNA has not required us to submit any fee proposals and/or cost statements to it for an ex-ante review.

Abusive behavior

In addition to prohibiting the charging of abusive fees, the Telecommunications Act provides for a general prohibition of abusive behavior in the telecommunications markets by operators of telecommunications networks which possess significant market power. In particular, such abuse includes discriminatory and restrictive practices.

The FNA may prohibit abusive behavior and declare particular agreements to be void. The FNA may also confiscate profits generated from abusive behavior if certain conditions are met. Moreover, the FNA has the authority to impose an administrative fine on any company that fails to comply with its rulings as regards abusive behavior.

To date the FNA has not objected to the business practices of KDG on the basis that they constituted abusive behavior.

Fixed-Line Telephony and Internet Access Regulation

With respect to the commercial provision of (narrowband) telephony services to end-customers based on a self-operated fixed-line telecommunications network, the aforementioned provisions of the Telecommunications Act as regards notification, granting of rights of way, allocation of frequencies, access obligations, regulation of fees and abusive behavior also apply. See “Telecommunications Regulation”. In particular, if the Company is deemed either to have significant market power in the relevant market or to control end-user access, the FNA may impose access obligations on the Company, order the interconnection of end-customers or regulate the fees charged to end-customers.

Regulation of call termination fees

As regards market no. 9 (call termination on individual public telephone networks of alternative network operators provided at a fixed location) of the Recommendation it is highly likely that the Company will be deemed to have significant market power since the FNA has already deemed ish and Kabel BW to have significant market power with respect to call termination in their telephone networks. The fees for call termination services in our telecommunications network would then, most likely, be subject to an ex-ante review by the FNA as the current regulatory order for market no. 9 provides for an ex-ante review of the respective fees. However, it remains unclear when the FNA will deem us to have significant market power with respect to call termination on our telephone network.

Interconnection

Alternative telephony service providers generally enter into an interconnection agreement with DTAG in order to allow their fixed-line telephony customers to call subscribers of other fixed and mobile telecommunications networks and to be called by third parties. The fees DTAG charges for its interconnection services are subject to an ex-ante review by the FNA. In addition, the FNA has ordered DTAG to publish a reference interconnection offer. DTAG’s reference offer is currently under review by the FNA. The currently existing interconnection agreement between alternative telephony service providers and DTAG may be terminated by DTAG and replaced with a standardized agreement based on the reference interconnection offer, once it is approved by the FNA. The Company is currently entering into an interconnection agreement with DTAG.

Consumer protection

Pursuant to the Telecommunications Act and the Telecommunications Customer Protection Ordinance (“Telekommunikations-Kundenschutzverordnung—TKV”) of December 11, 1997, KDG is obligated to comply with various provisions for the special protection of end-users (customers) as regards, among other things, (i) the formation of agreements, (ii) the subject matter and the termination of contracts and certain rights and obligations of the contracting parties and of third parties engaged in telecommunications traffic, (iii) quality of service, (iv) details of delivery periods, (v) the operator’s liability vis-à-vis the end-customers, (vi) the way in which reference is made to standard terms and conditions and fees, (vii) requirements deriving from the Universal Service Directive, (viii) entries in directories and directory enquiry service databases, (ix) the blocking of the subscriber’s line, (x) itemized bills, (xi) out-of-court dispute resolution procedures for customers and (xii) declaration from property owners. The Federal Parliament (“Bundestag”) has amended, among other issues, the Telecommunications Act with regard to consumer protection provisions effective since February 2007.

Number portability

Each public telephone network operator is obligated to enable its customers to retain their telephone number, in the case of geographic numbers, at a specific location, and to allow for number portability.

Numbering issues

The FNA is the competent authority for the numbering administration. It is responsible for structuring and configuring the national number space in Germany. The FNA also allocates (technical) numbers to telecommunications network operators, telecommunications service providers and end-users. When KDG is allocated numbers (for example, local numbers for end-customers or a technical number in order to implement number portability) it is obligated to comply with certain conditions (for example, with regard to the transfer of numbers) as set out in the respective number allocation rules issued by the FNA. Furthermore, KDG has to observe certain statutory provisions with regard to premium-rate numbers. The FNA is authorized to impose fines of up to €0.5 million in order to enforce its regulations on numbering.

Privacy of telecommunications, data protection and public safety

Each provider of telecommunications services is obligated to maintain telecommunications privacy. This means that the content and detailed circumstances of telecommunications, in particular the fact of whether or not a person is or was engaged in a telecommunications activity, shall not be disclosed to third parties.

In addition, each operator of telecommunications services is obligated to protect the personal data of telecommunications subscribers and users in connection with the collection and use of such data. The relevant sections of the Telecommunications Act provide for the collection and use of personal data.

Furthermore, any person offering publicly available telephone services is obligated to provide all users with free access to emergency services by using the European-wide emergency call number “112” and any additional national emergency call numbers.

Each service provider is obligated to make appropriate technical arrangements or take other measures in order to protect the privacy of telecommunications and personal data and telecommunications and data processing systems against (i) unauthorized access, (ii) any faults which would result in considerable harm to telecommunications networks and (iii) external attacks and the effects of natural disasters. In addition, it is obligated to nominate a security commissioner (“Sicherheitsbeauftragten”) and to draw up a security concept (“Sicherheitskonzept”) setting out (i) which telecommunications systems are to be used and which publicly available telecommunications services are provided, (ii) any potential hazards, and (iii) which technical arrangements or other safeguards have been made or put in place or are planned.

Interception and information requests from law enforcement authorities

Each operator of a telecommunications system on which publicly available telecommunications services are provided has to provide, at its own expense, technical facilities for telecommunications interception by law enforcement authorities. The administrative and procedural details of the telecommunications interception are specified in the revised Telecommunications Interception Ordinance (“Telekommunikations-Überwachungsverordnung”), whereas the technical details (for example, relating to transmission protocols) are specified in the “Technical Guideline: requirements for the implementing of statutory telecommunications monitoring operations” (“Technische Richtlinie zur Beschreibung der Anforderungen an die Umsetzung gesetzlicher Maßnahmen zur Überwachung der Telekommunikation”). The FNA regularly updates the technical guideline in order to reflect developments in technology, such as the use of e-mail and VoIP, for example.

Each operator of a telecommunications network or provider of telecommunications services is obligated to collect and store certain data with regard to the telecommunications traffic across its network in order to comply with statutory provisions related to law enforcement.

Telecommunications contribution charges

Telecommunications network operators and telecommunications service providers must pay a contribution charge to offset costs incurred by the activities of the FNA. However, the FNA has not yet published its ordinance setting out the criteria determining the amount of the contribution charges. It is likely that either market share or subscriber base will be a significant factor in calculating the amount of the contribution charges. It is also likely that the contribution charge will have retroactive effect from June 26, 2004 when the current Telecommunications Act entered into force.

Internet access

With respect to the commercial provision of Internet access services to end customers based on a self-operated fixed-line telecommunications network, the same provisions of the Telecommunications Act apply as well. The regulations under the Telecommunications Act do not differentiate between content (voice telephony or Internet data) transmitted via the telecommunications network.

Even though the Recommendation does not provide for a national market for Internet access, the FNA has already conducted a market analysis with respect to Internet access services in Germany. However, within this market analysis, the Company was not deemed to have any significant market power within the market for Internet access services. Therefore we are not subject to any regulation due to the FNA’s market analysis for the Internet access market.

With regard to the provision of Internet access via our network certain statutory provisions apply. See “Provision of Telemedia”. Internet access providers are generally not obligated to monitor the content transmitted via their telecommunications infrastructure if their role is strictly limited to the technical transport of the signals. Otherwise, certain monitoring obligations pursuant to the Act on the Use of Tele Services (“Gesetz über die Nutzung von Telediensten”) or the State Treaty on Media Services (“Staatsvertrag über Mediendienste”) may apply.

Media Regulation

Regulation of the media is subject to the legislative authority of each of the German federal states (“Bundesländer”). Each federal state has its own media law, all 16 federal states however, have also harmonized certain parts of their media laws in the State Broadcasting Treaty concerning broadcasting and so-called telemedia services (“Rundfunkstaatsvertrag”). The State Broadcasting Treaty establishes the framework of the German broadcasting system. In particular, it provides for a regime designed to ensure that a diversity of views and opinions is secured and delivered in the mix of public and private radio and television channels and their respective programming. The State Broadcasting Treaty, together with the media laws of each of the federal states, regulates (i) the establishment and powers of regulatory bodies, (ii) the licensing of private broadcasters, (iii) notification requirements in connection with the (re-)transmission of radio and television programs, and (iv) the allocation and use of transmission capacities and digital platforms.

The State Broadcasting Treaty has most recently been amended to include telemedia services which were previously regulated in a separate state treaty as “media services”. The new treaty came into force on March 1, 2007. Further amendments are already under discussion, including namely the first-time introduction of a distinctive “platform” regulation and specific rules concerning the scale and scope of obligatory retransmission of digital program bundles. However, the outcome of these discussions is yet unclear. In addition, the Directive 89/552/EEC on television without frontiers, which forms the basis of certain of the provisions in the State Broadcasting Treaty, needs to be observed. The European Commission has undertaken amendments to the Directive 89/552/EEC. The amendments include reductions of the regulatory burden on Europe’s providers of TV and TV-like services to provide them with more flexibility for financing audiovisual content by new kinds of advertising. However, they also include new definitions of linear and non-linear services which might have an adverse bearing on our near-video-on-demand and potential future on-demand services. It is to be expected that the amended directive will come into force in the second half of 2007. However, the outcome and the implications of this proposal are not yet clear as of now.

The establishment, the functions and the obligations of the public broadcasters are regulated separately.

The regulatory bodies

As a rule, each German federal state has established its own independent regulatory body, the state media authority (“Landesmedienanstalt”), for the regulation of the private broadcasting sector. The states of Berlin/Brandenburg and Hamburg/Schleswig-Holstein have established a joint regulatory body. A number of joint committees among the state media authority exist to coordinate certain aspects of media regulation.

The state media authorities are primarily responsible for the licensing and supervision of private broadcasters and the allocation of transmission capacities for radio and television channels. In most states, they are also required to run, or to supervise, “open channels” (amateur radio and television channels). The state media authorities have the power to supervise the compliance with, and to intervene against infringements of, the provisions of the State Broadcasting Treaty regulating the use of conditional access systems, application programming interfaces and electronic program guides and the charging of fees from broadcasters and other content providers.

The state media authorities have various powers to enforce compliance with the law. Any decisions of the state media authorities can be challenged before the competent administrative courts.

License and notification requirements

Private broadcasters are required to obtain broadcasting licenses from the competent state media authority in accordance with applicable state laws. In contrast, the operation of cable networks for the transmission of radio and television programs does not currently require a license from a state media authority. In certain states, however, a notification to the state media authority is required in connection with the operation of cable networks. In addition, the analog and/or digital transmission of radio and television channels transmitted via cable networks must be notified. The operators of cable networks and other relevant parties are also required to notify the state media authorities of (i) the use of conditional access systems and electronic program guides, (ii) title to application programming interfaces, (iii) their feed-in fees, and (iv) the bundling and the marketing of content. This requirement also applies with respect to subsequent changes of the foregoing.

Allocation and use of transmission capacities

The State Broadcasting Treaty sets forth the rules for the allocation and use of digital transmission capacities and digital platforms for television channels. In addition, the allocation and use of analog transmission capacities for both radio and television channels and digital transmission of radio channels is governed by the laws of the respective states. The State Broadcasting Treaty expressly clarifies that rules for the allocation and use of analog transmission capacities are permitted to be established by the states only to the extent that they are necessary to meet clearly defined general interest objectives.

The Universal Service Directive of the European Communities (the “Universal Service Directive”) requires a proportional “must-carry” regime and does not distinguish between analog and digital transmission of radio and television channels. In addition, the Universal Service Directive requires a periodic review of the “must-carry” regime.

The State Broadcasting Treaty already provides for a review of the currently applicable “must-carry” regime on a regular basis. The requirements of the Universal Service Directive must also be implemented into the other relevant legislation of the states. Therefore, the “must-carry” regime must be reviewed periodically and could become less strict in the future, in particular, in respect of the analog transmission of radio and television channels. In order to facilitate this process of deregulation, the German Cable Association (“Deutscher Kabelverband”) filed a complaint with the European Commission which in 2006 has led the European Commission to open formal infringement proceedings against Germany. The outcome of this complaint has not yet been determined. Nevertheless, the administrative court of Berlin has ruled in a recent decision that it is still in line with European law that all the 24 channels available in certain areas of Berlin for analogue distribution are allocated either through statutory provisions or through an allocation decision of the state media authority without giving the cable network operator any discretion on the program offering. Since we have appealed against it, however, this judgment is not yet binding. A similar law suit is pending against a ruling of September 2005 by the media authority of Lower-Saxony to allocate the full analog cable spectrum pursuant to the current regulatory regime. The claim is based, inter alia, on the argument that the allocation of the full analog spectrum is a violation of the Universal Service Directive.

Allocation and use of analog transmission capacities

Regulations regarding the analog transmission of radio and television channels vary from state to state and cable network operators are generally not entirely free to allocate analog channels in their networks. Rather, the state media authorities make—in varying degrees in accordance with the respective state’s media law—allocation decisions regarding which programs will be carried over the cable networks, in keeping with the states’ responsibility for ensuring that a diversity of views and opinions is secured in the mix and delivery of channels and programming. Regulations do not explicitly state whether cable network operators are entitled to decide the amount of capacity they devote or use for the broadcasting of radio or television channels and which amount they devote or use for other services such as Internet access. It is also not clearly stated whether or not the cable network operators can freely determine which capacities they use for analog and for digital transmission. Some of the state media authorities seem to be of the opinion that it is not the cable network operators who are entitled to decide on these questions. Some state media laws or statutes of the state media authorities expressly state the number of cable channels that must be used for the analog transmission of television programs. Channels will be given preference by the state media authorities if they are deemed to contribute to the diversity of views and opinions in the respective state so that the state’s mix of channels and programs reflects a range of political, religious, cultural, social and ethnic views.

In general, state media authorities prioritize the allocations of channels based on the following order:

•       channels of the respective state’s public broadcasters;

•       channels of private broadcasters licensed in the respective state and open channels;

•       general interest channels of private broadcasters;

•       special interest channels of private broadcasters; and

•       other programs

•       telemedia services.

The specific allocation of channels varies from state to state, and rules relating to the allocation of radio channels are usually less strict than those relating to television channels. In some states, the state media authorities make allocation decisions regarding all of the analog channels available in the network. In other states, the law defines a number of “must-carry” channels while the network operator is entitled to allocate the remainder of the capacity. However, an increasing number of states have adopted more liberal allocation regimes which grant network operators the right to allocate a limited number of channels, subject to certain legal constraints and as long as such allocations do not conflict with the state media authority’s policy with respect to the diversity of opinions. In such states, the programs to be transmitted on the remainder of the capacity are also either “must-carry” channels or allocated by the state media authority. The recent past has, however, also seen a reregulation of previously more liberal regimes, such as in the state of Saarland.

In those states where the state media law grants preference to channels that are terrestrially receivable within the state, the introduction of digital terrestrial television in several metropolitan areas in Germany also affects the allocation of analog cable capacities. Digital terrestrial television (DTT) allows for the reception of 12 to 24 channels, which according to the interpretation of the law by some media authorities leads to a “must-carry” status of the digital terrestrial channels. We have challenged in court such interpretation of the law in the case of a September 2005 ruling by the media authority of Lower-Saxony.

Under the current State Broadcasting Treaty, the states are authorized to introduce new rules for the allocation and use of analog transmission capacities only to the extent that they are necessary to meet clearly defined public interest objectives, such as the presentation of diverse viewpoints.

Broadcasters have the right to file a complaint with the relevant state media authority in the event that cable network operators refuse to transmit their signals. The state media authorities are vested with the power to order the transmission of channels upon such complaints, provided that the respective broadcasters programs enjoy “must-carry” status or that the network has sufficient excess capacity. Whether or not the broadcasters, in particular those enjoying “must-carry” status, are entitled to assert claims for distribution directly against the cable network operator is unclear. It is also not fully clear, yet asserted by us, that the cable network operator’s obligation to transmit “must-carry” programs is subject to the conclusion of a carriage agreement with the respective broadcaster. In the absence of such a carriage agreement, it might prove difficult for the cable network operator to claim carriage fees.

Allocation and use of digital transmission capacities

The State Broadcasting Treaty also governs the digital transmission of television channels. The State Broadcasting Treaty prioritizes the allocation of digital transmission capacities in three different categories of channels:

•       First Tier:   Each operator of a telecommunications cable network must reserve the equivalent capacity of a maximum of three analog channels for the transmission of all channels of the respective state’s public broadcasters. Furthermore, each network operator must allocate the transmission capacity equivalent to one analog television channel to regional and local television channels of private broadcasters licensed to broadcast in the relevant state and open channels (where those exist). Cable network operators are also required to transmit the two television channels of private broadcasters that are distributed nationwide and achieve the largest coverage in Germany.

•       Second Tier:   Each cable network operator must allocate transmission capacity equivalent to one third of the total digital transmission capacity of his network on the basis that this mix of channels ensures a diversity of views and opinions, which allows for a certain degree of discretion.

•       Third Tier:   Cable network operators are free to allocate the remainder of the capacity subject to certain legal constraints.

The State Broadcasting Treaty also includes a provision which refers to the “digital” use of transmission capacity. While the meaning of this provision is unclear, this provision may in the future further reduce the discretion of the operators of cable networks to determine which portion of capacity they allocate to the transmission of radio and television channels and telemedia services on the one hand, and telecommunications services on the other.

It is also unclear whether or not the cable network operator is entitled to de-bundle the digital program packages of public and private broadcasters and to compile their contents and other programs into new program packages for its own marketing without the broadcaster’s consent. As pointed out above, the discussion around new amendments of the State Broadcasting Treaty involves a possible future legal protection of a programmer’s bundle. It is also uncertain whether the cable network operator is entitled to encrypt the digital broadcasting signal without the broadcaster’s consent in order to make sure that only entitled subscribers can watch the digital broadcasted contents.

The rules regarding the allocation of digital transmission capacities for radio channels vary from state to state.

Use of technical digital platforms

The operation of technical digital platforms for television is also governed by the State Broadcasting Treaty and the Statute on Free Access to Digital Services (“Satzung über die Zugangsfreiheit zu digitalen Diensten”), a regulation issued by the state media authorities. A technical digital platform is the entirety of all infrastructure and technical means (e.g. CAS, subscriber management, transmission paths, etc.), which enable customers to receive, and providers to distribute, digital content of any kind.

Providers of telecommunication services via technical digital platforms, which distribute broadcast or comparable telemedia services, must guarantee that the distribution technology used in the technical digital platform allows diversity of offers. They are prohibited from restricting or discriminating against broadcasters or providers of telemedia, in particular, through the use of conditional access systems, application programming interfaces and navigators or pricing models. Moreover, providers of telecommunications services are required to notify the state media authorities of the use of conditional access systems and navigators and of the title to any application programming interfaces. See “License and notification requirements”.

The Bavarian state media authority (“Bayerische Landesanstalt für neue Medien—BLM”) confirmed by order of July 23, 2004 that the navigator offered by KDG at that time complied with the regulatory requirements of the predecessor version of the State Broadcasting Treaty. Furthermore, in dismissing an objection to this order filed by an alliance of public broadcasters, the BLM stated that our navigator also satisfied the applicable regulatory requirements of the State Broadcasting Treaty as amended. However, at the present time, KDG does not use or offer this navigator.

The Telecommunications Act also includes provisions applicable to the use and the licensing of conditional access systems and application programming interfaces. The relationship between the provisions of the Telecommunications Act and of the State Broadcasting Treaty and between the authority of the FNA and the state media authorities has not been clarified by the latest legislation.

Regulation of fees

Under the State Broadcasting Treaty, fees for the transmission of radio and television channels and of telemedia services may not be restrictive or discriminatory. It is unclear whether this requirement also applies to fees for the licensing of conditional access systems, application programming interfaces and electronic program guides. The operators of cable networks are required to notify the state media authorities of their feed-in fees. See “License and notification requirements”. And the state media authorities are authorized to review these fees. State media authorities are required to consult with the FNA before they decide upon investigated infringements of the State Broadcasting Treaty. However, due to the split of the legislative authority between the Federal government and the states, it is doubtful whether the introduction of regulation by the state media authorities of the fees that operators of cable networks charge broadcasters is in line with German constitutional law.

Provision of telemedia services

Under German law, the provision of electronic content offerings other than broadcasting services or pure telecommunications services, such as electronic press, teleshopping services, or video-on-demand offers, are regulated by the Telemedia Act in force since March 1, 2007 (“Telemediengesetz”) and the State Broadcasting Treaty, likewise in force since March 1, 2007 (until February 28, 2007, these services were regulated as Media Services in a separate treaty). For the regulations to apply it does not matter whether the electronic content service is delivered via fixed-line telephony networks, cable networks or other means of distribution or whether the delivery is based on the Internet Protocol or any other transmission standard. The former distinction between tele services and media services has been abolished under the State Broadcasting Treaty and the Telemedia Act. These changes do not have substantial consequences for our business.

The provision of a telemedia service does not require a license from, or a notification to, any regulatory body, as long as it is not a telemedia service “comparable to broadcasting”. However, a notification to the state media authority of telemedia services distributed via typical television distribution platforms, such as cable networks, is best practice. In a decision, the European Court of Justice has ruled that so called near-video-on-demand offers qualify as broadcasting services under European law. According to this decision providers of near-video-on-demand services must comply with program quotas for European productions, which could make it difficult to furnish near-video-on-demand offerings with “Hollywood blockbusters” only. This decision may also result in near-video-on-demand operators in Germany being prohibited from incorporating adult content into their offerings because under German regulation such content is allowed in telemedia but not in broadcasting offerings.

In this context, the State Treaty on the Protection of Minors in Broadcasting and Telemedia (“Jugendmedienschutz-Staatsvertrag”), as amended, provides for the admissibility of adult content offerings under specified conditions, namely ensuring that such content is only made available to closed groups of users. The competent regulatory bodies of the German states have issued guidelines how a provider of telemedia services can meet the legal conditions, e.g. by way of identification and age verification systems. As regards the current adult content telemedia service available via KDG’s digital platform, the regulatory bodies have found that the system installed by KDG fully meets the safeguarding conditions.

Zoning Laws

German zoning laws currently restrict the installation of satellite dishes in certain areas. In addition, contracts with residents of multi-unit dwellings may, and usually do, prohibit tenants from attaching satellite dishes to their apartments if they are connected to a cable network. However, this may change in the future. The European Commission published a communication claiming that the EU’s rules on free movement of goods and services prohibit national restrictions on the individual reception of satellite television signals. While restrictions on individuals resulting from contracts with housing associations do not fall under these rules, the EU’s current communication seems to exhibit a determination to remove this perceived barrier to the free movement of goods and services. As a result, German law may change in the future, which may ultimately result in an increase in the number of satellite users and intensify competition with satellite providers.

Environmental

We are subject to a variety of laws and regulations relating to land use and environmental protection, including those governing the clean-up of contaminated sites. For example, asbestos-containing materials and polychlorinated biphenyls have been identified at approximately 20 to 30 of the facilities which we lease from DTAG under the SLAs. We believe these facilities have been refurbished by DTAG in accordance with applicable law.

While we could incur costs, such as clean up costs, fines and third-party claims for property damage or personal injury, as a result of violations of environmental laws and regulations, we believe that we are in substantial compliance with the applicable requirements of such laws and regulations.

C.   Organizational Structure

The following is a list of our significant group companies and our proportion of share-holding in each company:

Fully consolidated companies (IFRS 3)		Registered office	Share-holding in %
1	Kabel Deutschland GmbH	Unterföhring
2	Kabel Deutschland Verwaltungs-GmbH	Unterföhring	100.00
3	Kabel Deutschland Vertrieb und Service GmbH & Co. KG	Unterföhring	100.00
4	Kabel Deutschland Breitband Services GmbH	Unterföhring	100.00
5	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
6	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG	Kaiserslautern	100.00
7	Schramm Elektro- und Antennenbau GmbH	Unterföhring	100.00
8	HOT-Kabelservice-Gesellschaft mit beschränkter Haftung	Hohenstein-Ernstthal	100.00

Companies consolidated at equity (IAS 28)
9	KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Braunschweig	24.00
10	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Wolfsburg	24.00
11	Kabelfernsehen München Servicenter Gesellschaft mit beschränkter Haftung—Beteiligungsgesellschaft—	München	24.00
12	Kabelfernsehen München Servicenter GmbH & Co. KG	München	30.22
13	Kabel-Service Berlin GmbH	Berlin	24.00
14	RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH	Hannover	43.80
15	RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	Hannover	52.63

D.   Property and Equipment

The Company does not own land and buildings. All buildings are leased. Leasehold improvements have to be removed from many of our properties at the end of the lease. These obligations are accrued by the Company and the respective amount is capitalized in property and equipment.

Most of the Level 2, 3 and 4 equipment needed for the core operations is owned by KDG and amortized on a straight-line basis.

The Company owns and operates an advanced digital play-out facility capable of delivering encrypted digital television signals via satellite up-links to all of Germany.

In many cases KDG leases space in the cable ducts of DTAG to house KDG’s cable network. In relation to these leases, KDG is subject to contractual asset retirement obligations. Depreciation is charged over the normal useful life of the respective assets.

Customer premises equipment is presented as part of the technical equipment. For customer premises equipment classified as operating lease, historical costs include the present value of estimated future costs and expenses necessary for the reverse logistics of the equipment after the termination of the contract with the customer.

The Company has Level 4 equipment leased on a finance lease agreement which is capitalized as technical equipment in property and equipment. The Level 4 equipment is amortized on a straight-line basis.

Also, the Company has satellite transponders leased on a finance lease agreement which are capitalized as technical equipment in property and equipment. The satellite transponders equipment are amortized on a straight-line basis.

We believe that our properties, both owned and leased, are in good condition and are suitable and adequate for our business operations.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

We operate the business through four operating segments: Cable Access, TV/Radio, Internet & Phone and TKS and an administrative segment which primarily includes central services and corporate activities.

To be able to compare the results for the quarters and the fiscal years ended March 31, 2007 and March 31, 2006 certain numbers for the quarter and the fiscal year ended March 31, 2006 have been reclassified.

We measure our financial performance in large part with reference to EBITDA. We define EBITDA as profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expenses (“Adjusted EBITDA”). Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable television companies.

Impact of Inflation and Exchange Rate Fluctuations

A portion of our costs is affected by inflation. We attempt to restrict increases in our costs below the rate of inflation through productivity improvements and capital expenditure. However, general inflation affects costs for our competitors and us.

Our reporting currency is the Euro. We have no revenues, and almost no expenses or liabilities that are denominated in currencies other than the Euro. We could incur significant currency exchange risks in relation to the Dollar denominated Senior Notes, although we fully hedged this exposure at the time of closing the Senior Notes over the initial five years or up until the first call date in July of 2009. In the future, if we incur other debt denominated in other currencies, such as Dollar denominated bank or bond debt, we could incur additional currency risk and related hedging costs.

The exchange rate underlying our five year currency hedge was fixed at USD/EUR 1.2066. A 1% increase (decrease) in the USD/EUR exchange rate would result in an incremental increased (decreased) notional amount to be repaid in 2014 of approximately €5.1 million. Further a 1% increase (decrease) in the USD/EUR exchange rate would result in an incremental increased (decreased) annual interest payment of approximately €0.5 million after expiry of the currency hedge in 2009.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We have no cash flow exposure due to rate changes on the Notes because they will bear interest at a fixed rate.

As of March 31, 2007, we had interest rate swaps with a notional amount of approximately €595.4 million which effectively exchanged the floating EURIBOR-based interest rate into a fixed interest rate of 3.705% per annum. In addition, we had interest rate caps of 4.2% per annum with a notional amount of approximately €198.5 million as of March 31, 2007. The hedge terminates in June 2009. The remaining balance of the Senior Credit Facilities was not hedged and is therefore subject to fluctuations in the EURIBOR-based interest rate.

A 100 basis points change in the current EURIBOR rate would result in a change of annual interest payments of €3.6 million, based on a notional amount of the swaps of €595.4 million, notional amount of the cap of €198.5 million and current EURIBOR levels of approximately 4.2%. Excluding the existing swap and cap arrangements, a 100 basis points change in the current EURIBOR rate would result in a change of €11.5 milllion annual interest payments.

Critical Accounting Estimates

The preparation of our financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumption determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumption affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

We have summarized below our accounting policies that require the more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect our results of operations and financial condition. For more information see the Notes to our consolidated financial statements included elsewhere in this Form 20-F

Property and Equipment

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Borrowing costs are not capitalized. Rebates, trade discounts and bonuses are deducted from the purchase price.

For technical equipment located on leased property, historical costs include the present value of estimated future costs and expenses necessary for restoration of the leased property after termination of the lease agreement.

Leases

Operating lease

A lease is accounted for as an operating lease if all the risks and benefits incidental to ownership of the leased item remain with the lessor. Operating lease payments are therefore recorded on a straight-line basis over the lease term as an expense in the consolidated income statement.

Finance lease

In accordance with IAS 17, assets leased under finance leases are recorded at the lower of fair value at the inception of the lease or the present value of the lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Subsequent Expenses

Rental costs are expensed. Repair and maintenance charges are expensed during the financial period in which they are incurred. The cost of significant renovations and additions are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Company. Significant renovations are depreciated over the shorter of the remaining useful life of the related asset or the lease term.

Depreciation of Fixed Assets

Depreciation is calculated based on the straight-line method over each asset’s estimated useful life as follows:

Buildings and leasehold improvements	3 to 25 years
Technical equipment and machines	3 to 20 years
Property and equipment	3 to 15 years

Gains and losses from derecognition of fixed assets are determined by deducting the carrying amount of the asset being sold from the proceeds received at the time of derecognition. The results are included in other operating income or in the corresponding expense line item. The assets’ residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial year end.

Intangible Assets

Customer List

In connection with the initial acquisition of the cable business by the Company in March 2003, approximately T€ 681,659 of the purchase price was allocated to the customer list. Further additions to the customer list that occurred during the twelve months ended March 31, 2007 and in the previous years are primarily related to the acquisition of level 4 companies and subscribers.

Other Intangible Assets

Intangible assets which are purchased separately are recorded at cost. Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if they can be reliably measured at the acquisition date.

Computer software is recorded at cost as an intangible asset.

The Company recognized intangible assets developed internally (consisting of software used by the company) to the extent the criteria in IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured. If the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment loss.

Subsequent Expenses

Subsequent investments in intangible assets will be capitalized if they qualify for recognition as an intangible asset.

Amortization of intangible assets

The estimated useful life of the customer list is based on the average number of terminations and the term of the average contract life of individual end users who generate significant contribution margins.

The amortization of other intangible assets with definite useful lives is based on the straight-line method over the assets` estimated useful life. Amortization begins when the intangible asset is ready for use.

The amortization expense is recognized in the income statement in the expense category consistent with the function of the intangible assets.

The useful lives are estimated as follows:

•	Customer list	8.5 years
•	Software and licenses	1 - 10 years
•	Subscriber Acquisition Costs	1 - 8.5 years

Financial Assets

Financial Assets and Liabilities are recognized when the Company enters into a contractual relationship with the respective counterparty or issuer. The derecognition of a financial instrument takes place when the Company no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have been paid or are passed through to an independent third party.

Financial Instruments

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments such as interest rate and currency swaps are accounted at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the income statement or in the statement of changes in equity under fair value reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in profit or loss. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100% effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as a fair value reserve.

If hedges are not 100% effective, the difference between the fair value and the changes in fair value of the related underlying contract is recognized in profit or loss. The portion of the change in fair value not covered by the underlying transaction is immediately recognized in profit or loss. If, contrary to the standard practice, hedge accounting cannot be used by the Company, the change in the fair value of derivative financial instruments is recorded in profit or loss.

Impairment

The carrying amount of intangible assets and property and equipment is reviewed at every balance sheet date to determine whether there are any indications of impairment. If such indications exist or when annual impairment testing is required, the recoverable amount is estimated. Impairment is necessary when the carrying amount of an asset or the related cash-generating unit exceeds the recoverable amount. The corresponding impairment is expensed.

Determination of Recoverable Amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. Value in use is determined by discounting the estimated future cash flows to be derived from continuing use of the asset up until its ultimate disposal. The discount rate is based on a pre-tax interest rate that reflects current market assessments of the fair value of money and the risks specific to the asset.

For assets to which no cash flows can be directly attributed, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of Impairment Loss

Impairment losses on assets are reversed when assumptions relating to the recoverable amount of the assets change. Impairment losses are only reversed up to the carrying amount of the asset which would have been recorded if the asset had been subject to standard depreciation without impairment.

Revenue and Other Income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The different types of revenue are recognized as follows:

Installation and network connection

Revenue from the installation of the cable connection and the network connection is recognized when the services have been rendered, the costs incurred can be measured reliably and the Company is not obliged to provide any future services.

Rendering of services

Revenue generated by the delivery of analog and digital pay products, Internet and telephone services as well as carriage fees and digital playout facility fees paid by television broadcasters are recognized when services have been provided, the costs incurred can be measured reliably and the Company is not obliged to provide any future services. Prepayments are accounted for by deferring the received payments and amortizing them straight-line over the service period.

When free months are offered to customers in relation to a subscription, the company recognizes the total amount of billable revenue in equal monthly installments over the term of the contract provided that the company has the enforceable and contractual right to deliver the customer with the products after the promotional free month period. If free months are given without a contract at the beginning of a subscription period, the company does not recognize revenues during the free months as the customer’s continuance is not assured.

Sale of goods

Revenue for the sale of digital set-top boxes, cable modems, and other goods (Customer Premises Equipment—CPE) is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Costs and losses in connection with returns are accounted for by accruing the respective amount. If the Company acts as an agent, revenue is only recognized in the amount of the sales commissions.

Multiple Elements Arrangements

For bundled services in multiple element arrangements the Company recognizes revenue for each element on the basis of the relative fair value of each item in the transaction, if there is an evidence of fair value.

Key Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in the consolidated income statement when better information is available.

Key Judgments

In the process of applying KDG’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements.

Hedges

The Company has entered into interest rate swaps, interest rate caps and currency swaps to hedge its risks resulting from exposure to changes in interest rates and foreign currency rates. All of these derivative instruments have been accounted for in accordance with IAS 39 at fair value irrespective of the purpose or the intention for which they were used. The currency swaps were classified as cash flow hedges.

The interest rate swaps had previously been designated as hedging instruments in a cash flow hedge relationship. Due to the IFRIC final agenda decision of March 2007 regarding “Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”, the Company reassessed the hedge relationship. The method used to assess hedge effectiveness in the past is no longer deemed appropriate under IFRS. The Company reassessed the hedge relationship. Therefore, comparative figures for preceding annual periods were adjusted. (see also 1.2)

Share-based payments

At the date of the financial statements, the Company has three Management Equity Participation Programs (MEP I, MEP II, MEP III) in place. MEP I provides direct and indirect—via Kabel Management Beteiligungs GbR—ownership in Cayman Cable Holding L.P., the ultimate parent company of KDG and LuxCo. MEP II and III provide options in Cayman Cable Holding L.P. interests. For accounting purposes, the Company applies IFRS 2 to its Management Equity Participation Programs. For cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as an expense and a corresponding increase in other liabilities. Additionally, some members of MEP I, II and III have received proceeds resulting from the sale of their interests or options. These proceeds resulted in the reversal of the respective liabilities recognized in earlier periods.

Operating lease cable ducts

In certain cases KDG leases space in the cable ducts of Deutsche Telekom AG (“DTAG”) to house KDG’s network cable. The Company has determined that it retains no significant risks and rewards of ownership of these cable ducts and, therefore, accounts for the leases as operating leases.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Hedges

The fair values of the derivative financial instruments as of the balance sheet date have been estimated at the net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). The total fair values of the derivative financial instruments amounted to T€ - 53,191, T€ - 26,461 and T€ - 91,040 as of March 31, 2007, March 31, 2006 and 2005, respectively.

Share-based payments

At each balance sheet date through March 31, 2006, the carrying amount of the repurchase liability for vested MEP I interests has been based on a formula (as required under the Partnership agreement) which was originally intended to approximate  the fair price for repurchase of the respective interests in Cayman Cable Holding L.P. Due to the fact, that the fair price formula no longer approximated the fair value of the interests issued under MEP I adequately the Partners of Cayman Cable Holding L.P. agreed to change the definition of the fair price in the fifth amendment to the Partnership agreement dated April 19, 2007. The fair price is now based on market conditions for the respective interests and the carrying amount is calculated on that basis. The change in the fair price estimation resulted in an increase in personnel expenses in the amount of T€ 36,836 for the year ended March 31, 2007.

The measurement of the fair value at grant date with respect to the MEP II and MEP III option plans is based on the Black-Scholes option pricing model. The main parameters, the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date were estimated by the Company.

The Company recognized expenses with respect to all MEP plans in an amount of T€ 41,791, T€ 19,232 and T€ 35,354 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Internally Developed Software

The Company recognized intangible assets developed internally (consisting of software used by the Company) to the extent the criteria of IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured.

Customer List

The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the average number of terminations and the term of the average contract life. The book value of the customer list amounted to T€ 382,387,  T€ 460,483 and T€ 530,858 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Provision for Pensions

With respect to the actuarial calculation of the provision for pensions, the Company estimated the discount rate, future salary increases, future pension increases and the discount rate. As of March 31, 2007, March 31, 2006 and March 31, 2005, the provision for pensions amounted to T€ 24,171, T€ 19,798 and T€ 17,579, respectively.

Asset Retirement Obligations

The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the technical facilities. Approximately 92% of KDG’s obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDG assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years. The remaining 8% of the asset retirement obligations are divided into accruals for radio link systems (AMTV), furniture and fixtures and miscellaneous restoration obligations. The asset retirement obligations amounted to T€ 20,562, T€ 19,964 and T€ 18,041 as of March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Comparison of Operating Results for the fiscal years ended March 31, 2007 / March 31, 2006

Revenues

Cable Access

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Cable Access Subscription Fees	833.8	829.1
Installation Fees	7.0	5.7
Other Revenues	4.8	4.5
Total Cable Access Revenues	845.6	839.3

ARPU(14)	(€)
Cable Access	7.31	7.26

	As of March 31,
	2007	2006
RGU	in thousand
Cable Access	9,276	9,559

  (14)    ARPU is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

For the fiscal year ended March 31, 2007 cable access subscription fees increased by 0.6% which primarily resulted from the introduction of the new product “Digitaler Kabelanschluss” with a higher price in April 2006 and, to a lesser extent, from a price increase in March 2007. For new customers connecting to our network we offer a digital access product with a CPE to receive our superior product including more than 100 digital television channels as well as access to pay TV products (e.g. Kabel Digital or Pay-per-View). With the adjusted price in the B2C segment we offer our existing customer base a CPE free of charge to receive our digital offer during their contract period. We will continue to increase the digital penetration in our network.

The primary factor responsible for the increase of installation fees relates to higher installation fees for the new product “Digitaler Kabelanschluss” implemented in April 2006. Installation fees are expected to remain at current levels.

TV/Radio

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Analog/Digital Carriage Fees	99.6	99.0
Pay TV Subscription Fees	55.6	27.7
Playout Facility Fees	2.0	3.4
CPE Sold	1.1	5.4
Other Digital Revenues	4.7	2.3
Total TV/Radio revenues	163.0	137.8

ARPU(14)	(€)
Pay TV	7.71	6.97

	As of March 31,
	2007	2006
RGU	in thousand
Pay TV	692	479

Carriage fees remained relatively stable. The future development of carriage fees will depend on the number o f subscribers connected to our network as well as the subscriber base of a Pay TV operator utilizing our network. The Company pays a portion (approximately 38%) of certain revenues from digital carriage fees to the three unaffiliated regional operators based on the number of subscribers served. KDG recorded €6.9 million and €9.8 million pass through as cost of services rendered in the fiscal year ended March 31, 2007 and ended March 31, 2006, respectively.

In the fiscal year ended March 31, 2007, pay TV subscription revenues increased substantially by 100.7% compared to the prior year resulting from a rapidly growing subscriber base. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

  (14)    ARPU is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

Fees received for the utilization of our playout facility decreased by 41.2%. In the long term however, the Company believes that revenues related to this activity will continue to come under pressure and will be completely eliminated as the above mentioned unaffiliated regional cable TV operators began to develop their own digital playout facility capacity.

The primary factor for the decline of revenues from CPE sold by 79.6% is related to aggressive product offers at a higher ARPU but with a subsidized CPE and the fact that we are providing the CPE for certain products to the customer during its contract period for free.

The average ARPU increased by 10.6% in comparison to the year ended March 31, 2006. This is primarily based on a price increase on certain pay TV products in June 2006.

Internet & Phone

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Subscription Fees (recurring)	55.2	9.1
Installation Fees and other non-recurring revenues	1.3	0.7
Total Internet & Phone Revenues	56.5	9.8

ARPU(14)	(€)
Kabel Internet	16.30	21.08
Kabel Phone	28.02	27.40
Kabel Internet & Kabel Phone blended	21.53	23.20

	As of March 31,
	2007	2006
RGU	in thousand
Kabel Internet	179	61
Kabel Phone	152	40
Total Internet & Phone RGUs	331	101

Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

In the fiscal year ended March 31, 2007, total Internet & Phone revenues increased by €46.7 million or almost fivefold in comparison to the prior year. This increase was due to the increased number of RGUs for the Internet & Phone products.

The Phone ARPU increased by 2.3% and the Internet ARPU decreased by 22.7% compared to the year ended March 31, 2006. Both changes were driven by the increasing percentage of subscribers taking bundled products which are generally offered at a discount compared to prices for the stand-alone products.

Going forward, the Company expects ARPU to decrease gradually over-time due to the following factors: increase of the value added tax from 16% to 19% in Germany as of January 1, 2007, which was not passed through to our customers, increasing use of promotions to attract new subscribers and the continued trend of subscribers preferring bundled products.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Billing services revenues	8.5	8.6
Merchandise	6.6	7.5
Internet Revenues	5.9	3.0
Cable Television Revenues	5.0	5.3
Mobile Phone Services	1.2	0.0
Other Revenues	0.9	0.8
Total TKS Revenues	28.1	25.2

Subscribers	in thousand
TKS Subscribers (cable TV)	44	38

In the fiscal year ended March 31, 2007, TKS revenues increased by €2.9 million or 11.5% compared to the fiscal year ended March 31, 2006 primarily due to higher revenues from Internet services and the new product TKS-Mobile.

Expenses

The following chart gives an overview on the Company’s expenses for the fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006. Total expenses for the fiscal year ended March 31, 2007 increased by €157.2 million or 18.1% compared to the fiscal year ended March 31, 2006.

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Cost of Services Rendered	567,1	490,1
Selling Expenses	318,7	277,0
General and Administrative Expenses	140,9	102,4
Total Expenses	1.026,7	869,5

Cost of Services Rendered

Cost of services rendered are costs related to the revenue generating business activities of the Company.

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Cost of Materials and Services	288,2	257,5	(*)
Personnel Expenses	63,0	53,4	(*)
Depreciation and Amortization	133,1	117,4
Other Cost and Expenses	82,8	61,8
Total Cost of Service Rendered	567,1	490,1

(*)                 To be able to compare the results for the fiscal years ended March 31, 2007 and March 31, 2006 a reclassification in the amount of €14.1 million for the fiscal year ended March 31, 2006 was effected between Expenses for Materials and Services and Personnel Expenses.

In the fiscal year ended March 31, 2007, cost of services rendered increased by €77.0 million or 15.7% compared to the prior fiscal year. This is primarily due to the relevant items discussed below.

Cost of materials and services primarily include Service Level Agreements with DTAG (“SLA”) which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition, content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services are included.

In the fiscal year ended March 31, 2007, cost of materials increased by €30.7 million or 11.9% which is primarily due to increased content costs of €16.0 million which is in line with subscriber growth. We expect content costs to continuously increase as this is directly related to our growing customer base. We also plan to introduce additional channels in our pay TV packages to support growth with attractive content and to keep churn of our existing customer base low.

Costs for Interconnect increased by €7.1 million from €1.0 million related to the variable usage of Phone subscribers. Interconnection costs will continue to rise with the number of Phone subscribers.

Expenses for CPE (modems) and its installation increased by €5.7 million from €4.6 million related to the connection of new subscribers. In November 2006 the Company changed the standard customer contract for Internet & Phone so that the CPE remains in possession of the Company. Therefore, the CPE and associated installation costs are capitalized. Therefore, cost of materials and services will continue to decrease in the future.

Network expenses increased by €4.1 million due to the continued upgrade of additional networks. As the Company continues to upgrade the network and to add additional capacity in existing networks, this cost will increase going forward.

Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as non-cash expenses related to the Management Equity Participation program and expenses for the restructuring of the technical department. In the fiscal year ended March 31, 2007, personnel expenses increased by €9.6 million or 17.9%, primarily due to an increase in restructuring accrual of €7.4 million to €11.6 million in the fiscal year ended March 31, 2007 from €4.2 million for the fiscal year ended March 31, 2006. This additional restructuring accrual in 2007 is related to a further restructuring of the technical department. The remaining increase of €2.2 million in personnel expenses primarily resulted from a tariff increase consummated in the beginning of 2006.

Depreciation and amortization expenses primarily include the depreciation of the network, capitalized leased transponders and the digital platform. In the fiscal year ended March 31, 2007, depreciation and amortization expenses increased by €15.7 million or 13.4% primarily due to the upgrade of the network for Internet & Phone.

Other cost and expenses primarily include copyright fees, fees paid to the “Bayerische Medienanstalt”, IT, rent for technical infrastructure and other miscellaneous expenses. In the fiscal year ended March 31, 2007, other cost and expenses increased by €21.0 million or 34.0%. This primarily relates to costs for ongoing projects to improve the efficiency of our operating business especially in the technical department and to additional costs for IT in relation to the Internet & Phone roll-out.

Selling Expenses

Selling expenses are expenses incurred to support the sales effort of the Company’s products and services.

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Cost of Materials and Services	27,1	19,4
Personnel Expenses	70,5	70,4
Depreciation and Amortization	96,0	88,2
Other Cost and Expenses	125,1	99,0
thereof Marketing	46,6	31,2
thereof Sales Commissions	17,0	24,7
thereof Other	61,5	43,1
Total Selling Expenses	318,7	277,0

In the fiscal year ended March 31, 2007, selling expenses increased by €41.7 million or 15.1% compared to the prior fiscal year. This is primarily due to the items discussed below.

Cost of materials and services included in selling expenses are services related to the general distribution of our product packages. In the fiscal year ended March 31, 2007, cost of materials increased by €7.7 million or 39.7% which is primarily related to increased CPE expenses of €6.5 million in connection with the launch of the new product “Digitaler Kabelanschluss” in April 2006. The remaining increase was comprised of several small items which aggregated to an increase of €1.2 million.

Personnel expenses include wages, salaries, social security costs, pension costs related to sales and marketing and call-center personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for the restructuring of the marketing and sales departments. In the fiscal year ended March 31, 2007, personnel expenses increased by €0.1 million or 0.1%. Personnel expenses adjusted by Management Equity Participation program and restructuring expenses increased by €7.2 million. This increase is primarily resulting from an increase in the number of employees and also from a tariff increase consummated in the beginning of 2006.

Depreciation and amortization expenses primarily include the amortization of the customer list and of the capitalized sales commissions paid to the Company’s sales agents and call center representatives. The amortization period for the capitalized subscriber acquisition costs of 8.5 years related to our access products is the expected average life of the contracts and the fixed contract duration related to our pay TV and Internet & Phone products. In the fiscal year ended March 31, 2007, expenses related to depreciation and amortization increased by €7.8 million or 8.8% due to higher capitalized subscriber acquisition costs.

Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. In the fiscal year ended March 31, 2007, other selling cost and expenses increased by €26.1 million or 26.4%.

The increase is primarily due to an increase of €19.2 million in marketing and advertising expenses and expenses for sales support which primarily relate to product promotions and the campaign to migrate analog access customers to digital. The marketing and advertising expenses incurred in the fiscal year ended March 31, 2007 reflect the Company’s on-going marketing and advertising plans.

The remaining increase of other cost and expenses relates to increased expenses for temporary employees in the technical service center and call center who were primarily employed in relation to our increased subscriber base and the implementation of “Digitaler Kabelanschluss”. The increase also results from higher bad debt expenses.

General and Administrative Expenses

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Personnel Expenses	76.1	41.1
Depreciation and Amortization	17.5	15.2
Other Cost and Expenses	47.3	46.1
Total General and Administrative Expenses	140.9	102.4

General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations departments. These are expenses that are not directly allocated to cost of services rendered and selling expenses. General and administrative expenses include personnel, consultants, IT, public relations, rent and depreciation and amortization primarily of software.

In the fiscal year ended March 31, 2007, general and administrative expenses increased by €38.5 million or 37.6% compared to the prior fiscal year. This is primarily due to the items discussed below.

Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel. Also included are non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the fiscal year ended March 31, 2007, personnel expenses increased by €35.0 million or 85.2%, primarily due to an increase in non-cash expenses related to the Management Equity Participation program of €29.0 million and a restructuring accrual of €1.8 million in the fiscal year ended March 31, 2007. This restructuring accrual in 2007 is related to a restructuring of the IT department. The remaining increase of €4.2 million is primarily resulting from an increase in the number of employees and also from a tariff increase consummated in the beginning of 2006.

Depreciation and amortization expenses primarily include the depreciation and amortization on IT and standard software licenses. In the fiscal year ended March 31, 2007, these expenses increased by €2.3 million or 15.1% primarily due to the amortization related to the Company’s customer care and billing system and other IT-applications. Given the Company’s current IT needs and the on-going investments, depreciation and amortization will remain at 2006/07 level.

Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the fiscal year ended March 31, 2007, other cost and expenses increased by €1.2 million or 2.6%. This increase primarily results from an increase in IT expenses due to the increased number of newly developed, implemented, operated, maintained and supported applications, the roll out of standard software and the increased need for 3rd Level support related to our Customer Care and Billing system, SAP and the Web-Portals.

Profit from Ordinary Activities

Profit from ordinary activities for the fiscal year ended March 31, 2007 decreased by €75.4 million or 48.6% to €79.7 million from €155.1 million in the prior fiscal year ended March 31, 2006.

The decrease is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is primarily derived from bank deposits. In the fiscal year ended March 31, 2007 interest income increased by €0.8 million or 28.6% to €3.6 million from €2.8 million in the past fiscal year.

Interest Expenses

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Senior Notes	78.5	78.5
Senior Credit Facility	68.6	72.2
Amortization of Capitalized Finance Fees	9.8	66.9
Finance Lease	2.7	2.7
Pensions	1.2	1.0
Asset Retirement Obligations	0.9	0.7
Transaction Cost for Bridge Facility	0.0	7.5
Interest Hedge	(8.7)	(16.8)
Other Interest Expense	2.7	2.4
Total Interest Expenses	155.7	215.1

Interest expenses include interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other. Interest Expenses decreased by €59.4 million or 27.6% for the fiscal year ended March 31, 2007, compared to the fiscal year ended March 31, 2006. This decrease primarily results from the write-off of financing fees in the fiscal year ended March 31, 2006 related to the previous senior credit facility which was refinanced on May 12, 2006.

Included in interest expenses for the fiscal year ended March 31, 2006 is a positive adjustment of €17.0 million related to a retroactive de-designation of the Company’s hedge relationship.

Outstanding interest bearing indebtedness as of March 31, 2007 decreased by €75.8 million or 3.8% to €1,905.6 million from €1,981.4 million as of March 31, 2006 due to the refinancing of our previous senior credit facilities on May 12, 2006.

Accretion/Depreciation on Investments and other Securities

Income from accretion/depreciation on investments and other securities for the fiscal year ended March 31, 2007 increased by €392 thousand compared to the fiscal year ended March 31, 2006. In the fiscal year ended March 31, 2007 income in the amount of €265 thousand was recorded whereas in the fiscal year ended March 31, 2006 expenses in the amount of €127 thousand were recorded.

Income from Associates

For the fiscal year ended March 31, 2007 income decreased by €51 thousand or 10.4% to €440 thousand from €491 thousand in the fiscal year ended March 31, 2006.

Taxes

Taxes for the fiscal year ended March 31, 2007 increased by €15.8 million or 135.0% to €27.5 million from €11.7 million in the fiscal year ended March 31, 2006. Taxes are comprised of deferred tax expenses in the amount of €26.8 million and current income tax expenses in the amount of €0.7 million.

Net Loss

Net loss for the fiscal year ended March 31, 2007 increased by €30.7 million or 44.8% to €99.2 million from €68.5 million in the fiscal year ended March 31, 2006.

The increase in net loss is related to the issues discussed in the above sections.

Adjusted EBITDA

Earnings before interest, taxes, depreciation, amortization, non-cash compensation, which consists primarily of expenses related to out Management, Equity Participation Program and non-cash restructuring expenses (“Adjusted EBITDA”) decreased by €18.8 million or 4.7% compared to the fiscal year ended March 31, 2006. The decrease primarily relates to increased operating costs in connection with the roll out and increased sales activities of Internet & Phone. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Profit from Ordinary Activities	79.7	155.1
Depreciation and Amortization	246.6	220.8
MEP related non-cash Expenses	41.8	19.2
Restructuring Accrual	14.4	6.2
Adjusted EBITDA	382.5	401.3

Segment Reporting

The following table reflects the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(15) for the fiscal year ended March 31, 2007:

	Cable Access	TV/Radio	Internet &Phone	TKS	Reconciliation(15)	Total
	(€ million)
Profit (Loss) from Ordinary Activities	238.3	13.2	(51.9)	8.3	(128.2)	79.7
Depreciation and Amortization	202.9	12.9	12.2	1.4	17.2	246.6
MEP related non-cash Expenses	1.6	0.0	0.0	0.0	40.2	41.8
Restructuring Expenses	12.9	0.0	0.0	0.0	1.5	14.4
Adjusted EBITDA	455.7	26.1	(39.7)	9.7	(69.3)	382.5

(15)    Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Comparison of Operating Results for the fiscal years ended March 31, 2006 / March 31, 2005

Revenues

Cable Access

	Fiscal Year Ended March 31,
	2006	2005
	(€ million)
Cable Access Subscription Fees	829.1	836.8
Installation Fees	5.7	8.3
Other Revenues	4.5	5.0
Total Cable Access Revenues	839.3	850.1

ARPU(16)	(€)
Cable Access	7.26	7.19

	As of March 31,
	2007	2006
RGU	in thousand
Cable Access	9,559	9,604

In the fiscal year ended March 31, 2006, cable access subscription fees decreased by 0.9% compared to the prior year primarily resulting from a decline in the subscriber base. The primary factor responsible for the decrease of installation fees by 31.3% were promotional offers where installation costs were waived.

Average Cable Access ARPU increased by 1.0% from 2005 to 2006 primarily due to a price adjustment for multi-dwelling-contracts in the beginning of 2006.

TV/Radio

	Fiscal Year Ended March 31,
	2006	2005
	(€ million)
Analog/Digital Carriage Fees	99.0	97.7
Pay TV Subscription Fees	27.7	9.7
Playout Facility Fees	3.4	6.9
CPE Sold	5.4	9.6
Other Digital Revenues	2.3	2.5
Total TV/Radio Revenues	137.8	126.4

ARPU(17)	(€)
Pay TV	6.97	6.38

	As of March 31,
	2007	2006
RGU	in thousand
Pay TV	479	224

  (16)    ARPU is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

In the fiscal year ended March 31, 2006, carriage fees increased by €1.3 million compared to the prior year. The Company pays approximately 38% of certain revenues from digital carriage fees to the three unaffiliated regional operators based on the number of subscribers served.

In the fiscal year ended March 31, 2006, pay TV subscription revenues increased by 185.6% compared to the prior year resulting from a higher subscriber base. The primary factor for the decline of revenues from CPE sold by 43.8% was the introduction of a new product in May 2005 which included the sale of CPE for €1.00 per CPE as a promotional offer to gain new digital subscribers at a higher ARPU. Fees received for the utilization of our playout facility decreased by 50.7% as the other regional operators began to develop their own capabilities.

The average ARPU increased by 9.2% in comparison to the year ended March 31, 2005. This is primarily due to the launch of the above mentioned new product at a higher subscription rate in May of 2005. Another contributing factor is that a higher percentage of our customers subscribed to our Kabel Digital Home package, which generates a higher ARPU.

Internet & Phone

	Fiscal Year Ended March 31,
	2006	2005
	(€ million)
Subscription Fees (recurring)	9.1	2.7
Installation Fees and other non-recurring revenues	0.7	0.1
Total Internet & Phone Revenues	9.8	2.8

ARPU(17)	(€)
Kabel Internet	21.08	26.40
Kabel Phone	27.40	n/a
Kabel Internet & Kabel Phone blended	23.20	26.40

	As of March 31,
	2007	2006
RGU	in thousand
Kabel Internet	61	12
Kabel Phone	40	n/a
Total Internet & Phone RGUs	101	12

In the fiscal year ended March 31, 2006, total Internet & Phone revenues increased by €7.0 million in comparison to the prior year. This increase was primarily due to the increased number of subscribers subscribing to our Internet & Phone services.

  (17)    ARPU is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

	Fiscal Year Ended March 31,
	2006	2005
	(€ million)
Billing Services Revenues	8.6	6.8
Merchandise	7.5	8.3
Internet Revenues	3.0	0.4
Cable Television Revenues	5.3	6.3
Other Revenues	0.8	2.1
Total TKS Revenues	25.2	23.9

Subscribers	in thousand
TKS Subscribers (Cable TV)	38	36

TKS revenues increased by €1.3 million or 5.4% compared to the prior year.

Expenses

The following table gives an overview on the Company’s expenses for the fiscal year ended March 31, 2006 compared to the fiscal year ended March 31, 2005. Total expenses for the fiscal year ended March 31, 2006 decreased by €76.7 million or 8.1% compared to the fiscal year ended March 31, 2005.

	Fiscal Year Ended March 31,
	2006	2005
	(€ million)
Cost of Services Rendered	490.1	573.4
Selling Expenses	277.0	262.5
General and Administrative Expenses	102.4	110.3
Total Expenses	869.5	946.2

Cost of Services Rendered

	Fiscal Year Ended March 31,
	2006		2005
	(€ million)
Cost of Materials and Services	257.4	(18)	250.4	(18)
Personnel Expenses	53.5	(18)	50.5	(18)
Depreciation and Amortization	117.4		206.7
Other Cost and Expenses	61.8		65.8
Total Cost of Service Rendered	490.1		573.4

  (18)    To be able to compare the results for the fiscal years ended March 31, 2006 and March 31, 2005 a reclassification in the amount of T€14,106 for the fiscal year ended March 31, 2006 and in the amount of T€13,529 for the fiscal year ended March 31, 2005 was effected between Expenses for Materials and Services and Personnel Expenses.

Cost of materials and services increased by €7.0 million or 2.8% primarily due to an increase in costs for content related to the pay TV offering. Both an increase in our subscriber base and the addition of channels to our pay TV packages contributed to the increase.

Personnel expenses increased by €3.0 million or 5.9% primarily due to a €4.2 million restructuring accrual for the reorganization of the operations in 2006.

Depreciation and amortization decreased by €89.3 million or 43.2% primarily relating to a reassessment of the useful lives of the existing cable television networks based on the revised business plan as of calendar year end 2004.

Other cost and expenses decreased by €4.0 million or 6.1% primarily due to a reduction of the per subscriber fee paid to the “Bayerische Medienanstalt”.

Selling Expenses

	Fiscal Year Ended March 31,
	2006	2005
	(€ million)
Cost of Materials and Services	19.4	6.5
Personnel Expenses	70.4	72.2
Depreciation and Amortization	88.2	81.2
Other Cost and Expenses	99.0	102.6
thereof Marketing	31.2	28.9
thereof Sales Commissions	24.7	20.1
thereof Other	43.1	53.6
Total Selling Expenses	277.0	262.5

Selling expenses increased by €14.5 million or 5.5% primarily due to increased activities regarding pay TV and Internet & Phone.

Cost of materials and services increased substantially by €12.9 million to €19.4 million from €6.5 million primarily due to increased costs for external call centers. This sales channel proved to be one of the more successful for both pay TV and Internet & Phone products.

Personnel expenses decreased by €1.8 million. Adjusted by Management Equity Participation program and restructuring expenses, personnel expenses increased by €5.7 million primarily resulting from an increase in the number of call center and sales employees.

Depreciation and Amortization expenses increased by €7.0 million or 8.6% primarily relating to the increase of amortization of the customer list.

General and Administrative Expenses

	Fiscal Year Ended March 31,
	2006	2005
	(€ million)
Personnel Expenses	41.1	43.9
Depreciation and Amortization	15.2	9.8
Other Cost and Expenses	46.1	56.6
Total General and Administrative Expenses	102.4	110.3

Personnel expenses decreased by €2.8 million or 6.4%, primarily due to a decrease of non-cash expenses related to the Management Equity Participation program of €5.6 million. Adjusted by Management Equity Participation program expenses, personnel expenses increased by €2.9 million.

Depreciation expenses increased by €5.4 million or 55.1% primarily relating to the amortization of the Company’s new customer care and billing system.

Other cost and expenses decreased by €10.5 million or 18.6% related to decreased cost for external consultants and advertising and marketing.

Profit from Ordinary Activities

Profit from ordinary activities for the fiscal year ended March 31, 2006 increased by €80.2 million or 107.1% to €155.1 million from €74.9 million in the prior fiscal year ended March 31, 2005.

The increase is primarily related to the issues discussed in the above sections.

Interest Income

In the fiscal year ended March 31, 2006 interest income decreased by €8.6 million or 75.4% to €2.8 million from €11.4 million in the fiscal year ended March 31, 2005. Interest income for the year ended March 31, 2005 included €6.1 million generated from a note receivable of €149.9 million from LuxCo. The interest generated by the LuxCo note receivable was subsequently waived as part of a dividend distribution in an amount of €156.1 made in December 2004. Interest income will remain a small contributor to the Company’s operating results in the future.

Interest Expenses

	Fiscal Year Ended March 31,
	2006	2005
	(€ million)
Senior Notes	78.5	60.6
Senior Credit Facility	72.2	98.6
Amortization of Capitalized Finance Fees	66.9	5.6
Transaction Cost for Bridge Facility	7.5	5.0
Finance Lease	2.7	2.9
Pensions	1.0	1.0
Asset Retirement Obligation	0.7	0.7
Interest Hedge	(16.8)	4.2
Other Interest Expense	2.4	7.7
Total Interest Expenses	215.1	186.3

Interest expenses include interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other. Interest expenses for the fiscal year ended March 31, 2006 increased by €28.8 million or 15.5% compared to the fiscal year ended March 31, 2005 due to increased interest expenses for the 2014 Senior Notes and increased amortization of capitalized finance fees. The increase in the amortization of finance fees relates to write-off of financing fees in the fiscal year ended March 31, 2006 related to the refinancing of the previous senior credit facility in May 2006.

Included in interest expenses for the fiscal year ended March 31, 2006 is a positive adjustment of €17.0 million related to a retroactive de-designation of the Company’s hedge relationship.

Outstanding interest bearing indebtedness as of March 31, 2006 decreased by €0.7 million to €1,981.4 million from €1,982.1 million as of March 31, 2005.

Depreciation on Investments and other Securities

Depreciation on investments and other securities decreased by €124 thousand or 49.4% to €127 thousand for the fiscal year ended March 31, 2006 from €251 thousand in the fiscal year ended March 31, 2005.

Income from Associates

For the fiscal year ended March 31, 2006 income decreased by €163 thousand or 24.9% to €491 thousand from €654 thousand in the fiscal year ended March 31, 2005.

Taxes

In the fiscal year ended March 31, 2006, income tax expenses increased by €4.8 million or 69.6% to €11.7 million from €6.9 million in the fiscal year ended March 31, 2005. Taxes are comprised of deferred tax expenses in the amount of €8.5 million and current income tax expenses in the amount of €3.1 million.

Net Loss

Net loss for the fiscal year ended March 31, 2006 decreased by €38.0 million or 35.7% to €68.5 million from €106.5 million in the fiscal year ended March 31, 2005.

The decrease in net loss is related to the issues discussed in the above sections.

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Earnings before interest, taxes, depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (“Adjusted EBITDA”) decreased by €6.7 million or 1.6% from the fiscal year ended March 31, 2005. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Fiscal Year Ended March 31,
	2006	2005
	(€ million)
Profit from Ordinary Activities	155.1	74.9
Depreciation and Amortization	220.8	297.7
MEP related non-cash Expenses	19.2	35.4
Restructuring Expenses	6.2	0.0
Adjusted EBITDA	401.3	408.0

Segment Reporting

The following table reflects the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(19) for the fiscal year ended March 31, 2006:

	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation(19)	Total
	(€ million)
Profit (Loss) from Ordinary Activities	273.6	7.8	(24.3)	3.4	(105.4)	155.1
Depreciation and Amortization	192.4	9.6	2.0	1.5	15.3	220.8
MEP related non-cash Expenses	5.0	0.0	0.0	0.0	14.2	19.2
Restructuring Expenses	5.9	0.0	0.0	0.0	0.3	6.2
Adjusted EBITDA	476.9	17.4	(22.3)	4.9	(75.6)	401.3

Subsequent Events

As of May 9, 2007, Christof Wahl resigned as Managing Director.

As of May 9, 2007 Schramm Elektro und Antennen GmbH (a Level 4 operator) was merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG.

As of July 10, 2007, HOT-Kabelservice Gesellschaft mit beschränkter Haftung (a Level 4 operator) was merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG.

On May 18, 2007, KDVS acquired shares from PrimaCom AG, increasing its share in the cable operator to 18.6%. On June 1, 2007 the Federal Cartel Office (“FCO”) has issued an order asking KDG to provide information about the transaction thereby starting a procedure to dissolve the transaction. KDG has provided the requested information and is since then in discussion with the FCO about possibilities to accommodate the FCO’s concerns.

As of May 21, 2007, Dr. Adrian von Hammerstein has been appointed Managing Director and Chief Executive Officer of the Company.

B.               Liquidity and Capital Resources

Our principal source of liquidity on an ongoing basis is our operating cash flow. Our ability to generate cash depends on our future operating performance, which in turn depends to some extent on general economic, financial, industry, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in ITEM 3D “Risk Factors.” In particular, our new emphasis on pay TV and Internet & Phone services could lead to increased volatility in our cash flows.

For our strategy of investing in digital cable television and Internet & Phone services, we will need to devote considerable resources to our development, distribution and marketing efforts. As a result, our principal uses of cash will be for incremental operational expenditures, to fund the development, marketing and distribution of the new products, capital expenditures for upgrading for bi-directionality of our network, as well as to fund working capital and our interest bearing debt service.

(19)    Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

On May 12, 2006, KDG entered into a new senior credit facility agreement. This credit facility is comprised of a €1,150.0 million term loan facility (Tranche A) and a €200.0 million revolving credit facility (Tranche B). The €200.0 million revolver under Tranche B of our Senior Facilities remained undrawn as of March 31, 2007. Tranche A and Tranche B mature on March 31, 2012.

In addition to our operating cash flows and cash on our balance sheet, we will have access to credit under the working capital facility under the Tranche B of our Senior Credit Facilities (see above, subject to certain conditions). In our opinion, our working capital is sufficient for our present requirements.

Although we believe that our expected cash flows from operations, together with headroom under the revolver, will be adequate to meet our anticipated liquidity and debt service needs, we cannot be certain that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available in an amount sufficient to enable KDG to pay debts on maturity, including the Senior Notes, or to fund the digital cable television rollout, our network upgrade, or our other liquidity needs. See ITEM 3 D. “Risks relating to our indebtedness and our structure”.

Cash flow for the Fiscal Year Ended March 31, 2007 compared to the Fiscal Year Ended March 31, 2006

For the fiscal year ended March 31, 2007, our cash balance as of March 31, 2007 amounted to €54.1 million. The following table shows a condensed version of our cash flow for the period ended March 31, 2007 and 2006.

	Fiscal Year ended March 31,
	2007	2006
	(€ million)
Cash flow from Operating Activities	360.0	399.3
Net cash used in Investing Activities	(276.4)	(148.1)
Net cash used in Financing Activities	(254.9)	(158.8)
Change in Cash and Cash Equivalents	(171.2)	92.5
Cash and Cash Equivalents at the beginning of the period	225.1	132.8
Accretion/Depreciation on Investments and Other Securities	0.3	(0.1)
Cash and Cash Equivalents at the end of the period	54.1	225.1

Cash flow from Operating Activities

Our cash flow provided from operating activities in the fiscal year ended March 31, 2007 decreased by €39.3 million or 9.8% compared to the fiscal year ended March 31, 2006. A decline in earnings associated to working capital needs is a primary factor for the decline in cash.

Net Cash used in Investing Activities

Net cash used in investing activities increased by €128.3 million or 86.5% for the fiscal year ended March 31, 2007. This increase primarily related to the accelerated upgrade of our network as described in the section “Capital Expenditures” following below.

Net cash used in Financing Activities

Net cash used in financing activities increased by €96.1 million or 60.5% from €158.8 million in the fiscal year ended March 31, 2006 to €254.9 million in the fiscal year ended March 31, 2007. This increase related primarily to the refinancing of our credit facility and the repayment of €75.8 million of our previous senior credit facilities on May 12, 2006. Included in the cash flow from financing activities are proceeds in the amount of €1,150.0 million from the Facility A of a new senior credit facility closed on May 12, 2006 used to repay the previous bank facility. This new senior credit facilities comprises of two facilities, a

€1,150.0 million term loan facility (Tranche A) and a €200.0 million revolving credit facility (Tranche B). No amounts were outstanding under Facility B. Tranche A and B mature on March 31, 2012.

Also included in net cash used in financing activities for the fiscal year ended March 31, 2007 is an increase in interest and transaction costs paid in the amount of €19.7 million related to the senior facility refinanced in May 2006.

Capital expenditures

In the fiscal year ended March 31, 2007, the Company used approximately €125.7 million for the upgrade of the network for Internet & Phone services. The Company upgraded the Level 3 network by adding approximately 4.6 million upgraded homes passed and the Level 4 network for approximately 132 thousand subscribers.

Capital expenditures related to IT-Hardware, licenses and software amounted to €53.1 million for the fiscal year ended March 31, 2007.

During the fiscal year ended March 31, 2007 KDG entered into new contracts for the lease of three transponders. Additionally, KDG renegotiated the agreement for the lease of several transponders in 2006 resulting in a reclassification from an operating lease to a finance lease. In the fiscal year ended March 31, 2007, an amount of €15.3 million was capitalized for the new and the renegotiated contracts. Currently, these commitments amount to €25.0 million. The assets will be depreciated over the lease term.

Included in the capital expenditures in the fiscal year ended March 31, 2007 are acquisitions of several Level 4 operators in the amount of €6.4 million. Approximately €5.7 million were allocated to the customer list, the remainder of €0.7 million to fixed assets.

C.               Research and Development, Patents and Licenses, etc.

The Company has not undertaken any significant research or development over the past three years. Therefore, there were no significant amounts spent on company-sponsored research and development activities during each of the fiscal years ended March 31, 2005, 2006 and 2007.

D.              Trend Information

See ITEM 5 A. and 5 B.

E.               Off-Balance Sheet Arrangements

There are no significant off-balance sheet arrangements that are likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditure or capital resources.

F.                Tabular Disclosure of Contractual Obligations

The following table represents the contractual obligations and other commercial commitments as of March 31, 2007:

		Payments due by period(20)
		Total	Less than 1 year	1 - 3 years	3 - 5 years		More than 5 years
		(€ millions)
1.	Long-term debt obligations	1,905.6	—	—	1,150.00	(21)	755.6
2.	Agreements with DTAG and subsidiaries	533.6	209.6	267.9	24.2		31.9
3.	License, rental and operating lease commitments	138.1	44.5	49.8	28.0		15.8
4.	Other	50.9	30.6	15.7	2.7		1.9
Total		2,628.2	284.7	333.4	1,204.9		805.2

G.              Safe Harbor

Forward-looking statements

This annual report includes forward-looking statements. These forward-looking statements include all matters that are not historical facts. These forward-looking statements can be identified by the use of forward-looking terminology, including terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases, including references to assumptions. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are by no means guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause those differences include, but are not limited to:

•       competition from other companies in our industry and our ability to retain market shares;

•       our ability to control customer churn;

•       our ability to retain Level 4 operators and large housing associations as customers and attract new customers;

•       our ability to successfully introduce new products and services and control costs;

(20)    The breakdown of our obligations into due dates 1 - 3 years and 3 - 5 years respectively are shown equally linearized and not implicitly correspondent to the actual due dates, as we previously reported only years 1 - 5. With the implementation of a new contract management tool on June 30, 2007, obligation figures will be allocated differently to the single time frames.

(21)    As of March 31, 2007 the €200.0 million revolving facility under Tranche B of our Senior Facilities was undrawn. Tranche A and Tranche B mature on March 31, 2012.

•       our reliance on Deutsche Telekom AG and its affiliates for a significant part of our network and various services;

•       our ability to ensure access to attractive programming;

•       changes in technology and our ability to respond to new technological developments;

•       a failure to successfully upgrade our network within budget;

•       the failure to maintain our network or the occurrence of events that result in damages to our network;

•       changes in applicable German laws or regulations (or in their interpretation or enforcement);

•       our ability to comply with regulations affecting our business and our ability to respond to changes in the regulatory environment;

•       our substantial leverage and ability to generate sufficient cash to service our debt;

•       risks associated with our structure and our indebtedness;

•       potential conflicts of interests with our shareholders; and

•       general economic conditions.

The risks described above and in the other sections of this annual report are not exhaustive. We operate in a very competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements.

Please read the sections of this annual report entitled ITEM 3D “Risk Factors”, ITEM 4B “Business Overview”, ITEM 5A “Operating Results” and ITEM 5B “Liquidity and Capital Resources” for a complete picture of factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and we are required to make periodic reports to the SEC about KDG and KDG’s business that are publicly available. In addition, we are subject to the ongoing reporting requirements of the Irish Stock Exchange. Apart from any requirements pursuant to these laws and rules we have no obligation to update publicly or revise any forward-looking statements in this annual report, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this annual report.

We operate in an industry in which it is difficult to obtain precise industry and market information. We have generally obtained the market and competitive position data in this annual report from industry publications and from surveys or studies conducted by third party sources.

We believe that these industry publications, surveys and studies are reliable. However, we cannot assure you of the accuracy and completeness of such information and we have not independently verified such industry and market data.

In addition, in many cases we have made statements in this annual report regarding our industry and our position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or reflect our position in the industry correctly, and none of our internal surveys or information have been verified by any independent sources.

ITEM 6                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

In accordance with German corporate law we are managed by a Management Board (Geschäftsführung) and supervised by a Supervisory Board (Aufsichtsrat). These two boards are separate. No individual may be a member of both boards.

The Management Board is responsible for the day-to-day management of our business. The Supervisory Board appoints members of the Management Board and is authorized to remove members from the Management Board. The principal function of the Supervisory Board is to monitor the Management Board. The Management Board is obligated to report to the Supervisory Board on our business activities and strategy regularly, and the Supervisory Board may request additional reports at any time. The Management Board must obtain prior approval from the Supervisory Board with respect to certain material matters, but the Supervisory Board is generally not entitled to assume management functions or interfere with the day-to-day management of our business. In addition, the Management Board of KDV is advised by KDV’s Advisory Board. No family relationships exist between the members of any of our Management Board, Supervisory Board or KDV’s Advisory Board.

Our Management Board

Our Management Board currently consists of four members. The following table sets out the name, age, position and the year of appointment for each of the members of our Management Board.

Name	Age	Position	Year first appointed
Dr. Adrian von Hammerstein	53	Chairman of the Management Board, Chief Executive Officer since May 2007	2007
Paul Thomason	51	Chief Financial Officer	2003
Dr. Manuel Cubero del Castillo-Olivares	44	Managing Director, Products, Sales and Marketing, Chief HR Officer	2005
Herbert H. Hribar	56	Chief Operating Officer	2006
Christof Wahl	41	Chairman of the Management Board, Chief Executive Officer until May 2007	2003

Dr. Adrian von Hammerstein has been Chairman of the Management Board and Chief Executive Officer of Kabel Deutschland since May 2007. He holds a doctorate in economics and has been working as an executive in the sector of information and communications for 20 years. In his most recent position, Dr. von Hammerstein was executive officer at Siemens Business Services, an IT service provider. Before that Dr. von Hammerstein managed the business of Fujitsu Siemens Computers for five years, first as CFO than as CEO. Under his management, the joint venture evolved into a profitable and recognized supplier of IT hardware and infrastructure. Former stages of his occupational history have been group Chief Financial Officer of Information and Communications Products at Siemens AG, Chief Financial Officer of the Open Enterprise Computing Division at Siemens Nixdorf and System Business Finance Manager at Digital Equipment.

Paul Thomason is Chief Financial Officer and has been a member of the Management Board since 2003. From 1999 to 2002, he held the position of Chief Financial Officer at PrimaCom. Between 1996 and 1998 Mr. Thomason served as Chief Financial Officer of KabelMedia, a predecessor to PrimaCom. Prior to joining KabelMedia, Mr. Thomason served as Senior Vice President of the First Union National Bank

(Wachovia) in Charlotte, North Carolina, where he was responsible for the bank’s media investment and loan portfolio. Mr. Thomason received a BA in Business Administration from Georgia State University.

Dr. Manuel Cubero del Castillo-Olivares has been Vice President at Kabel Deutschland since November 2003. He was appointed Managing Director, responsible for Cable TV and content in December 2005. Dr. Cubero assumed the function of Chief Human Resources Officer in April 2006. Since November 2006 he also takes responsibility for the product segment Cable Internet & Phone. Since April 2007 he is also responsible for sales and marketing. This includes sales to private customers, small and medium-sized companies, large corporations, and housing associations. Before joining KDG he held various positions within the German media-company Kirch Group: He was among other positions responsible for the digital playout center and managing director of Beta Technik Beteiligungs-GmbH. He was also founder and managing director of an Internet betting company in Austria and worked as a consultant. Cubero holds a doctorate degree in physics from Darmstadt Technical University, Germany, and an MBA from INSEAD Business School in Fontainebleau, France. He has been President of Cable Europe (European Cable Communications Association) since February 2006.

Herbert Hribar has been a member of the Management Board since November 2006. As Chief Operating Officer he is responsible for operations at Kabel Deutschland. He is in charge of Central Engineering, Technical Services, IT and Customer Services. Before joining KDG Herbert Hribar worked for the Swiss cable network operator Cablecom, where he was responsible for the operation and modernization of the cable network as well as marketing and sales in his position as managing director. Among other things Mr. Hribar introduced Internet & Phone services at Cablecom, including network planning and customer service. Previous to his position at Cablecom, Mr. Hribar worked for the Irish telecommunication-provider eircom.

Christof Wahl has been Speaker of the Management Board and Chief Operating Officer and has been a member of the Management Board until May 2007. Mr. Wahl assumed the role of Speaker in December 2005. He is a former president of Siemens ICN Carrier Networks and has over 13 years of international experience in the telecommunications and IT industry. Mr. Wahl received a Masters degree in engineering (Diplom-Ingenieur) from the Technical University of Munich and a business degree (Diplom-Kaufmann) from the Fernuniversität Hagen.

Our Supervisory Board

Our Supervisory Board currently consists of twelve members, comprising six shareholder representatives and six employee representatives. Each Supervisory Board member has been appointed for a renewable term of five years. The shareholder representatives have the ultimate right to elect the Chairman of the Supervisory Board. Resolutions of the Supervisory Board generally require a simple majority of the votes cast. In case of a tie-vote, the Chairman has an additional vote.

The following table sets out the name, age, position and the year of appointment for each of the members of our Supervisory Board.

Name	Age	Position	Year first appointed
Heinz Riesenhuber	71	Chairman	2004
Walter Ruland	49	Vice Chairman	2003
John Hahn	48	Member	2003
Biswajit Subramanian	41	Member	2003
Sibylle Spoo	45	Member	2003
Frank Sauerland	39	Member	2003
Toni Krüger	45	Member	2003
Petra Hesse	41	Member	2005
Tony Ball	51	Member	2006
Torsten Winkler	35	Member	2006
Robert Sudo	30	Member	2006
Norbert Michalik	47	Member	2006

Shareholder Representatives:

Prof. Dr. Heinz Riesenhuber	Chairman of the Board
Tony Ball	External Advisor
John Carl Hahn	Managing Director Providence Equity
Biswajit Anna Subramanian	Director Providence Equity
Robert Sudo	Providence Equity, Senior Associate
Torsten Winkler	Providence Equity, Director

Employee Representatives:

Walter Ruland	Technical Secretary for Telecommunication (Technischer Fernmeldehauptsekretär) Vice Chairman of the Board
Toni Krüger	Engineering Employee (Technischer Angestellter)
Frank Sauerland	Secretary of Workers Union (Gewerkschaftssekretär)
Erwin Sauermann	Executive Employee (leitender Angestellter) until August 31, 2006
Sybille Spoo	Secretary of Workers Union (Gewerkschaftssekretärin)
Petra Hesse	Chairman of Workers Council for Region Niedersachsen / Bremen (Betriebsratsvorsitzende der Region Niedersachsen / Bremen)
Norbert Michalik	Executive Employee (leitender Angestellter) since September 25, 2006

Heinz Riesenhuber was appointed Chairman of our Supervisory Board in December 2004. He has been a member of the German Federal Parliament since 1976. He is also on the Advisory Boards of Altana AG, EVOTEC OAI AG, Frankfurter Allgemeine Zeitung GmbH, Henkel KGaA and several other companies. From 1982 to 1993 he served as the German Federal Minister for Research and Technology. Prior to 1982, Mr. Riesenhuber was CEO of Synthomer Chemie GmbH Frankfurt and Erzgesellschaft mbH (a subsidiary of Metallgesellschaft AG). Mr. Riesenhuber is an honorary Professor of Johann-Wolfgang-Goethe University Frankfurt and holds a Ph.D. in chemical engineering.

Walter Ruland is an employee representative and has been a member of the Supervisory Board since 2003. Mr. Ruland has been the chairman of the works council for the region of Bavaria since 2000 and the vice chairman of our group works council. Prior to 2000 Mr. Ruland was a broadband cable technician.

John Hahn is a shareholder representative and has been a member of the Supervisory Board since 2003. Mr. Hahn is a managing director of Providence Equity Partners Limited and he is responsible for Providence’s European investment activities. He is also a board member of Casema Holdings BV. Previously he served as a director of eircom Limited, Ireland, and its holding company Valentia Telecommunications. Prior to joining Providence Mr. Hahn was a managing director at Morgan Stanley & Co. Mr. Hahn received an MBA from the Anderson School at the University of California at Los Angeles and a Bachelor of Business Administration from the University of Notre Dame.

Biswajit Subramanian is a shareholder representative and has been a member of the Supervisory Board since 2003. Mr. Subramanian is a director of Providence Equity Partners Limited. Previously he was a member of the board of directors of eircom Limited, Ireland, and its holding company Valentia Telecommunications. Before joining Providence, he was a vice president at Morgan Stanley & Co. International Ltd. in the European telecommunications investment banking team and, prior to that, worked at Credit Suisse First Boston, McKinsey & Co., and Intel Corporation. Mr. Subramanian received an MBA from the Wharton School of the University of Pennsylvania, a Master’s degree in electrical engineering from the University of California Santa Barbara and a Bachelor’s degree in electrical engineering from the Indian Institute of Technology.

Sibylle Spoo is an employee representative and has been a member of the Supervisory Board since 2003. Ms. Spoo works at the ver.di Bundesverwaltung (federal administration of the German union representing the public sector employees) as head of the workers participation and industry politics. Prior to this she was a secretary of the works council at the German postal union. Ms. Spoo is also a member of the Management Board of T-Systems Nova GmbH.

Frank Sauerland is an employee representative and has been a member of the Supervisory Board since 2003. Mr. Sauerland is the head of department of the telecommunications section at ver.di (German Union representing the public sector employees) in North-Rhine Westphalia. He is also assigned to ver.di’s national department of tariff policy where he negotiates nationwide tariff agreements, including with DTAG.

Toni Krüger is an employee representative and has been a member of the Supervisory Board since 2003. Mr. Krüger has worked in the cable industry for 20 years. Since our spin-off from DTAG Mr. Krüger represents the interests of our employees on a full-time basis as a member of our group works council.

Petra Hesse is an employee representative and has been a member of the Supervisory Board since July 2005. Ms. Hesse worked for the controlling department of Deutsche Telekom AG and joined Kabel Deutschland in 1999. She has been representing the employees’ interests as chairwoman of the works council of the region Lower Saxony/Bremen since 2002.

Tony Ball was appointed to the Supervisory Board in 2006 following the completion of the Acquisition and became Chairman of KDV’s Advisory Board in June 2005. Previously he was CEO of BSkyB plc (2001 – 2005) and before that CEO of Fox-Liberty Networks (1998 – 2000). He is a director of BAA plc,

Sky Italia SpA and a Trustee of the Media Trust. He is also an advisor to the News Corporation. Mr. Ball received an MBA from Kingston University and an honorary doctorate from Middlesex University. He is a Fellow of the Royal Television Society.

Torsten Winkler was appointed to our Supervisory Board in 2006 following the completion of the Acquisition Mr. Winkler is a Director of Providence Equity Partners Limited and is a member of the London-based team responsible for Providence’s European investment activities. Prior to joining Providence Mr. Winkler worked for Morgan Stanley Dean Witter in corporate finance and mergers & acquisitions, where he focused on the telecommunications and technology industries. Mr. Winkler received Bachelor of Science degrees in Mathematics and Industrial Engineering from Karlsruhe University and a Master of Engineering Economic Systems & Operations Research degree from Karlsruhe University.

Robert Sudo was appointed to our Supervisory Board in 2006 following the completion of the Acquisition. Mr. Sudo is a Senior Associate of Providence Equity Partners Limited and is a member of the London-based team responsible for Providence’s European investment activities. Prior to joining Providence Mr. Sudo worked as an Analyst for Goldman Sachs in mergers & acquisitions and corporate finance. He received a Diploma in Business Administration from HHL Leipzig Graduate School of Management.

Norbert Michalik is an employee representative and has been a member of the Supervisory Board since 2006. Mr. Michalik is the head of our Internal Audit department. He is responsible for an independent and objective assurance activity designed to add value and improve on organization’s operations by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of the internal control system (ICS), control and governance processes. He studied economics (main focuses on accounting and controlling) at the University in Duisburg.

According to the Articles of Association the members of the Supervisory Board are appointed until the end of the shareholder meeting that decides on the discharge for the fourth fiscal year after the start of the term, whereby the fiscal year in which the term begins is not included.

The shareholder representatives were appointed by shareholder resolution of July 24, 2003 with effect as of September 8, 2003 (being the date of the registration by the commercial registry of the change of the articles of association regarding the codetermined supervisory board of September 8, 2003), i.e. during the fiscal year ended March 31, 2004. Thus, the term of the shareholder representatives terminates with the end of the shareholder meeting that decides on the discharge for the fiscal year ending March 31, 2008, i.e. approx. July or August of 2008 (an exact date is not yet fixed).

The first six employee representatives were appointed by compensatory appointment of the local court of Munich on August 1, 2003 (“gerichtliche Ersatzbestellung”). In the meantime, Mr. Karl Vollmert (May 2005) and Mr. Erwin Sauermann (August 2006) have left the board. Therefore, the local court of Munich has appointed Ms. Petra Hesse (July 2005) and Mr. Norbert Michalik (September 2006) as new members. The compensatory appointment by court ends as soon as the fault has been remedied, i.e. as soon as the missing employee representatives have been elected and have accepted their election. Currently, there is no official date for an election. (However, an election is in preparation for around the end of the calendar year 2007).

KDV’s Advisory Board

KDV’s Advisory Board currently consists of five members. Two of these members are shareholder representatives and three are external advisors. The Advisory Board advises the Management Board and approves principal strategy decisions.

Name	Year first appointed
John Hahn	2003
Biswajit Subramanian	2003
Ian West	2003
Heinz Riesenhuber	2004
Tony Ball (since June 2006)	2006
Albrecht Ziemer (until June 2006)	2003

For details on Tony Ball, Heinz Riesenhuber, John Hahn and Biswajit Subramanian, please see above under ITEM 6A “Our Supervisory Board”.

Ian West has been a member of the Advisory Board since September 2003. Mr. West is Co-Founder, Vice-Chairman & CEO of Top Up TV founded in 2003 in the UK. Mr. West has held senior management and board positions at both BSkyB (1989 – 2000) and ntl (2001 – 2003), as well as being an advisor to both private equity companies and European pay-TV companies through his own consulting company. Mr. West has a BA (honors) in business studies and is a member of the Chartered Institute of Marketing.

Albrecht Ziemer was a member of the Advisory Board until June 2006. Before retiring at the end of 2003 Mr. Ziemer was the Executive Vice President of the German television channel ZDF for 20 years with responsibility for program production, technology and IT. Prior to joining ZDF he was in different positions in the aircraft and electronics industries. Furthermore, he was a member of the supervisory board of Deutsche Telekom AG for a five year period. Today he is a member of different steering boards of companies focused in the media and IT industries.

B.               Compensation

The aggregate compensation paid to the members of our Management Board for the year ended March 31, 2007 amounted to approximately €2.7 million.

In the same period, the remuneration of the Supervisory Board members was €68 thousand and the remuneration of the Advisory Board members was €185 thousand.

We also maintain a directors’ and officers’ insurance policy with respect to the members of our Management Board and senior officers.

In the fiscal year ended March 31, 2007, €1.4 million were set aside by the Company for pension, retirement or similar benefits.

Benefits

Annual Bonus

In addition to Base Salary, Managing Directors have the opportunity to earn a target bonus of up to 100% of Base Salary. This target bonus differs according to the individual Service Agreement, but is not lower than 70% of Base Salary. The annual bonus paid to the Management in the fiscal year ended March 31, 2007, amounted to €1.1 million.

Annual bonus payments were determined by the Remuneration Committee of the Supervisory Board based on the achievement of company and individual goals. 1/3 of the bonus target relates to company goals, 2/3 relate to performance based on individual objectives.

Non-cash benefits

All Managing Directors are entitled to a company car including petrol, mobile phone, private health insurance and the company pension scheme with immediate non-forfeitability. Apart from that, there are no direct benefits in kind to the Management.

Managing Directors’ service contracts

Service contracts differ individually concerning notice periods but can mainly be terminated with a notice period of three months to the end of a calendar month.

C.               Board Practices

In addition to the supervision of our Management Board by the Supervisory Board and Advisory Board, certain decisions of our Management Board are subject to prior shareholder approval in accordance with our Management Board’s rules of procedure. The managing directors of Cable Holding S.à.r.l have the authority to grant such approval. In many cases, however, their approval requires prior consent of Cable Holding S.à.r.l.’s advisory board. This advisory board currently consists of three members.

Audit committee

KDV’s Advisory Board has decided to establish an audit committee. The current sole member of the audit committee is Biswajit Subramanian. The purpose of the audit committee is to assist the Advisory Board in fulfilling its responsibilities to oversee the accounting and financial reporting processes at the Company. These responsibilities include the oversight of the quality and integrity of the Company’s consolidated financial statements and related disclosure and its internal control, risk management and audit functions. The committee furthermore oversees the performance, qualifications and independence of the external auditor. The audit committee meets with representatives of management and the external auditor at least twice annually.

D.              Employees

The following table sets forth our head-count numbers as of March 31, 2004, 2005, 2006 and 2007:

	As of March 31, 2007
	2004	2005	2006	2007
Sales & Marketing	467	602	659	560
Network and Infrastructure	1,258	1,160	1,194	1,105
Overhead	291	274	282	318
Call Center	322	363	433	701
TKS	129	141	149	155
Total Employees	2,467	2,540	2,717	2,839

As of March 31, 2007, approximately 20% of our workforce were civil servants and still had the right to cease working for us and return to work for DTAG or its affiliates. An additional approximately 21% of our workforce had the right to return to DTAG or its affiliates until the end of 2008. However, this right can be exercised only under certain circumstances such as corporate restructurings, reorganizations or insolvency.

Approximately 25% of our employees are members of a labor union. Historically, we have enjoyed good labor relationships and we are committed to maintaining these relationships. We take a constructive approach to union relationships and have been able to secure the cooperation of the unions and our workforce with regard to significant changes and the process of continuous improvements. We have negotiated various collective bargaining agreements directly with the labor union. These collective bargaining agreements cover the general labor conditions of our employees (other than executives), such as working hours, holidays, termination, provisions and general payment schemes for wages.

In February 2007, we entered into a new 15-month collective bargaining agreement with the labor union representing our unionized employees. As a result, wages for employees increased by 2.5% from March 1, 2007. At the same time we signed a collective agreement with the labor union concerning a “collective severance plan” with defined rules in case of possible upcoming restructuring measures. For the Technical Operation unit we also negotiated several shop floor agreements to reduce work force, costs and modernize work conditions.

E.               Share Ownership

On February 6, 2006, Providence Equity Partners, which has significant experience in investing in the telecommunications and media sectors and which had invested in the initial acquisition of KDG, completed the acquisition of the beneficial ownership interests in our ultimate parent company, Cayman Cable Holding L.P., previously owned by Apax and GS Capital Partners as well as those of several minority investors. Following this acquisition, Providence and its co-investing party Ontario Teachers’ Pension Plan Board now own approximately 96% of the entity that ultimately controls the Company, with the remainder owned by members of our management.

Our group structure

KDG’s sole shareholder is Kabel Deutschland Holding GmbH which in turn is wholly owned by Cable Holding S.à.r.l., Luxembourg. Cable Holding S.à.r.l. is wholly owned by Cayman Cable Holding L.P., a limited partnership under Cayman law. The general partner of Cayman Cable Holding L.P. is Cayman Cable Holding G.P. Co. Ltd., a corporation under Cayman law. Cayman Cable Holding G.P. Co. Ltd. has the primary responsibility for the management of the limited partnership.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The tables in this section present information regarding the beneficial ownership of our shares as of March 31, 2007 by each person who is known by us to own shares of Cayman Cable Holding G.P. Co. Ltd. and partnership interests in Cayman Cable Holding L.P. (the “Partnership”).

The amounts and percentages of shares beneficially owned by each shareholder are reported on the basis of SEC rules governing the determination of beneficial ownership, and the information is not necessarily indicative of beneficial ownership for any other purposes. Under such rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of a security, or investment power, which includes the power to dispose of or direct the disposition of a security, and includes securities for which a person holds the right to acquire beneficial ownership within 60 days. Except as otherwise indicated in the footnotes to the table below, we believe each beneficial owner named in the table has sole voting or investment power with respect to all shares beneficially owned by that owner. For a discussion of voting rights, see ITEM 7 B. “Partnership Arrangements”.

A.                Major Shareholders

As of March 31, 2007, the shareholder of Cayman Cable Holding G.P. Co. Ltd. is:

	Number of Shares	Percentage of Shares
Providence	270	100%

For any significant changes in ownership percentage by major shareholders see ITEM 6 E “Share Ownership”.

Major Interest Holders

As of March 31, 2007, the principal partnership interest holders of Cayman Cable Holding L.P. are the following:

	Number of Investor Common LP interests	Number of Management Common LP Interests(26)	Number of options representing interest in Management Common LP interests
Providence(22)	919,696
Ontario Teachers’ Pension Plan Board	80,304
Direct MEP(23)		4,365,976
Indirect MEP(24)		524,825
MEP II and MEP III(25),(27)			374,875

(22)    Held by Providence Equity Offshore Partners IV, L.P., Providence Equity Operating Partners IV, L.P., and Providence Equity Offshore Partners V, L.P.

(23)    Direct MEP I has 4,365,976 Management Common LP Interests held by participants via the management equity program established for our senior management, including Prof. Dr. Heinz Riesenhuber (62,252) and Basil Management Inc. (2,693,698), members or the associates of members of KDV’s Supervisory Board and Advisory Board, Ian West (0) and Albrecht Ziemer (8,680), members of KDV’s Advisory Board and Paul Thomason (839,720) and Christof Wahl (629,790), members of our Management Board and certain other senior managers holding in total 131,836 Management Common LP Interests. Christof Wahl resigned as Managing Director as of May 9, 2007.

(24)    Indirect MEP I is established via Kabel Management Beteiligungs GbR, a German partnership established to implement the management equity program for other managers. None of the participants of the Direct MEP I referred to in footnote (2) above are participants of the Indirect MEP I. 524,825 Management Common LP Interests are held by the Kabel Management Beteiligungs GbR. Manuel Cubero, a member of our Management Board, indirectly holds 209,930 Management Common LP Interests through Indirect MEP I.

(25)    MEP II and MEP III represent options to acquire interests in the Partnership. Since March 31, 2007, an additional management option plan has been implemented, holding options over 2,085,908 Management Common LP Interests. Dr. Adrian von Hammerstein and Herbert Hribar, members of our Management Board, hold options over 724,096 and 833,333 Management Common LP Interests, respectively. See ITEM 7 B “MEP IV”.

(26)    The economic interest attached to a Management Common LP Interest is approximately one hundredth of the economic interest of an Investor Common LP Interest. As of May 21, 2007 the rights attached to the Management Common LP Interests were amended so they rank equally with the Investor Common LP Interests as to entitlement to distributions. At the same time, each Investor Common LP Interest was sub-divided to reflect that Management Common LP Interests and Investor Common LP Interests rank equally in terms of economic interest.

(27)    Since March 31, 2007, an additional management participation plan has been implemented, holding 540,758 Management Common LP Interests. Dr. Adrian von Hammerstein and Dr. Manuel Cubero indirectly hold 125,000 and 100,000 of such Management Common LP Interests respectively. See ITEM 7 B “MEP IV”.

KDG’s record holder is Cayman Cable Holding L.P. and therefore, there are no host country holders of record. Management Common LP Interests and the Investor Common LP Interests rank equally as to entitlement to distributions and voting rights.

B.               Related Party Transactions

Partnership Arrangements

The Limited Partners of Cayman Cable Holding L.P. (the Partnership) entered into an amended and restated exempted limited partnership agreement on February 8, 2006 following the Acquisition. This agreement (the “Partnership Agreement”) sets out the terms of the investment of the Limited Partners in the Partnership. Under the Partnership Agreement the primary right to manage and control the affairs of the Partnership assets, including its investment in KDG, is vested in the general partner of the Partnership, Cayman Cable Holding G.P. Co. Limited, an entity wholly owned by Providence (the “GP”). The limited partners in the Partnership have no independent right to manage separately from the GP although they have certain very limited consent rights. In relation to the votes cast by the limited partners a holder of Investor Common LP Interests has 1,000 votes for every Investor Common LP Interest, and every Management Common LP Interest Holder has one vote for every 10 Management Common LP Interest held by them. No limited partners have a right to board seats on KDG or its subsidiaries.

Management Equity Programs

The Company has four Management Equity Programs (“MEP I,” “MEP II”, “MEP III” and “MEP IV”) in place. MEP I provides interests in the Partnership, the ultimate parent company of KDG, MEP II and III provide options on interests in the Partnership. MEP IV provides interests in the Partnership and options on interests in the Partnership. The interests and options on interests of certain members of our Management Equity Programs were purchased by Providence in connection with the Acquisition. There are no special voting rights for MEP I, MEP II, MEP III and MEP IV.

MEP I

The management of KDG participates in the Partnership, in part directly, as limited partner of the Partnership (the “Direct MEP I”) and in part indirectly, through interests in Kabel Management Beteiligungs-GbR, a separate partnership which is itself a limited partner in the Partnership (the “Indirect MEP I”). The terms of both programs are substantially the same.

The members of both the Direct MEP I and the Indirect MEP I were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs-GbR, respectively, have financed up to 70% of the managers’ contributions with a loan from the Partnership. Interest accrues on such loans at a rate between 3.0% and 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The managers are entitled to distributions. With distributions by the Partnership and Kabel Management Beteiligungs GbR to the Managers dated March 29 and November 19, 2004 (such distributions financed through the sale of shares in the subsidiary Cable Holding S.à.r.l.), the granted loans were settled. Put or call provisions apply to the managers’ Management Common LP Interests in the event that such managers cease to be employed by KDG or its subsidiaries.

Owners of Management Common LP Interests may not transfer their interests in the Partnership. Providence has a “right of first refusal” with respect to any transfer of interests held by Ontario Teachers’ Pension Plan Board. Ontario Teachers’ Pension Plan Board also has the right to “tag” on any transfer of interests by Providence, apart from certain permitted transfers. Notwithstanding the foregoing, no transfers shall be valid or effective if the transfer would violate any applicable securities laws or it would cause the Partnership to lose any of its exemptions or favorable treatment under the U.S. Federal income tax laws, ERISA or the U.S. Investment Company Act of 1940. Cayman Cable Holding G.P. Co. Ltd. may also decide to issue new partnership interests to new limited partners under certain circumstances.

MEP II and MEP III

MEP II and MEP III are option programs that differ from MEP I in the exercise price and grant date only. Under these programs the participants were granted options on interests in the Partnership.

MEP IV

Further management of KDG participate in the Partnership indirectly through interests in Kabel Management Beteiligungs (MEP IV) GbR, a separate partnership which is itself a limited partner in the Partnership (the “Indirect MEP IV”). Options were also issued under MEP IV on interests in the Partnership. The terms of both the MEP IV option program and the indirect MEP IV program are substantially the same.

The members of the indirect MEP IV were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs (MEP IV) GbR, respectively, have financed 80% of the managers’ contributions with a loan from the Partnership. Interest accrues on such loans at a rate of 5.0% per annum, compounded annually. The managers are entitled to distributions. Put or call provisions apply to the managers’ Management Common LP Interests in the event that such managers cease to be employed by KDG or its subsidiaries.

Grant date

The grant date determines the point in time at which the fair value of the services of the management is measured. The managers who are members of the Direct MEP I participate in Cayman Cable Holding L.P. with a deemed grant date of March 13, 2002. The managers who are members of the Indirect MEP I participate with a deemed grant date of November 27, 2002. For one limited partner in the Partnership the deemed grant date is September 7, 2003. For some of the additionally issued interests in 2006 the deemed grant date is April 2, 2005, for the rest the grant date is February 2, 2006. For the managers who are members of the MEP IV program, the grant date is March 29, 2007.

Certain Relationships and Related Party Transaction

The holders of preferred limited partnership interests were originally entitled to receive a preferred share of any distributions of the Partnership, up to an amount of €5,873.53 per Partnership interest, plus interest. Following a one-time distribution made by the Partnership in March 2004, the preferred distribution rights were satisfied in full. Following an amendment to the Partnership agreement on May 21, 2007 and a sub-division of the Investor Common LP Interests on that date, the Management Common LP Interests and the Investor Common LP Interests rank equally as to entitlement to distributions and voting rights.

Shareholder Loan

On March 29, 2004, KDG granted a loan of €150.0 million to its shareholder, Cable Holding S.à.r.l., and made a €118.4 million distribution to Cable Holding S.à.r.l. KDG has waived repayment of this loan (including accrued interest) and the loan has been terminated.

Management Equity Participation Programs

Part of the management of KDG, including two members of the supervisory board, participates in Cayman Cable Holding L.P. either by means of the equity participation program set out in the amended and restated exempted limited partnership agreement dated May 22, 2007 (the “Equity Participation

Program”), or by means of Kabel Management Beteiligungs-GbR and Kabel Management Beteiligungs (MEP IV) GbR, separate partnerships which are themselves limited partners in Cayman Cable Holding L.P. (the “Management Scheme”). The terms of the programs are substantially the same. Most of the managers who are members of the Equity Participation Program participate in Cayman Cable Holdings L.P. with effect from March 13, 2003. The managers who are members of the Management scheme participate with effect from November 27, 2003 and March 29, 2007. The members of both programs were required to pay a capital contribution upon admission. Up to 80% of the managers’ contributions were financed by a loan from Cayman Cable Holding L.P.

Financial Advisory Arrangements

Affiliates of Apax, GS Capital Partners and Providence acted as our financial advisors in connection with the formation of KDG in March 2003 and the refinancing of our bridge facility in October 2003, which has now been repaid. In connection with these consulting and advisory services, the three advisors each received fees amounting to approximately €8.3 million.

These advisors have also acted as advisors in connection with our refinancing in July 2004 and they advised us in connection with the failed acquisitions of ish, iesy and Kabel BW. In consideration for these services they received a total fee of approximately €6.1 million. In addition, we formerly paid an annual fee of €100 thousand to each of the three advisors to cover reasonable travel and other customary expenses. Following the Acquisition, the advisory arrangements with Apax and GS Capital Partners have been terminated. We will continue to pay an advisory fee to Providence and Ontario Teachers’ Pension Plan Board. Providence and Ontario Teachers’ Pension Plan Board may in the future provide additional services, for which they will receive customary fees in compliance with our financing documents.

Other Transactions

Heinz Riesenhuber obtained separate loans in the amounts of €70 thousand and €379 thousand from Cayman Cable Holding L.P. As of March 31, 2007, approximately €120 thousand remained outstanding.

Dr. Adrian von Hammerstein obtained a loan in the amount of €1.2 million from Cayman Cable Holding L.P. Dr. Manuel Cubero obtained a loan in the amount of €960 thousand from Cayman Cable Holding L.P. The principal amount of each of these loans is outstanding.

In April and May 2007 KDVS entered into loan agreements with Cayman Cable Holding. The first agreement about €1.0 million entered into on April 4 was fully drawn at the same date. The second agreement from May 21 provides for loans of up to €19.0 million in total to be drawn in tranches based on request and subject to management and board approval. The first tranche of €9.0 million was drawn at inception. The cash loaned to the holding company was used in relation to purchases of MEP shares from management leaving the company.

C.               Interests of Experts and counsel

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A.                Consolidated statements and other financial information

See ITEM 17.

B.               Significant Changes

See ITEM 17.

ITEM 9.                THE OFFER AND LISTING

A.                Offer and Listing Details

All of our common stocks is owned by our parent company, Cayman Cable Holding L.P. (See ITEM 7 “Major Shareholders and Related Party Transactions”). There is no established public trading market for our common stocks. We did not declare dividends on our common stocks during the past two fiscal years. Our ability to pay dividends on our common stocks is restricted by our senior secured credit facilities, PIK Loan facility on Holding Company Level, the indentures governing our 2014 Senior Notes and certain other agreements governing our indebtedness (See ITEM 17 “Financial Statements”). Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

B.               Plan of Distribution

Not applicable.

C.               Markets

The Senior Notes are currently listed on the Irish Stock Exchange and registered with the U.S. Securities and Exchange Commission.

D.              Selling Shareholder

Not applicable.

E.               Dilution

Not applicable.

F.                Expenses of the Issue

Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

A.                Share Capital

Not applicable.

B.               Memorandum and Articles of Association

Our Memorandum and Articles of Association constitute, among other things, all the information regarding the form of the Company, its Management and Supervisory Board and their rights and duties respectively. Following you will find a summary of our Articles of Association. For a complete version please refer to Exhibit 1 of this report.

Summary of our Articles of Association

Object of the Company

The object of the Company is the acquisition, holding and centralized management of participations in German and foreign companies.

Management

The managing directors are bound by law and these Articles of Association as well as the resolutions passed by the Shareholders’ Meeting. The shareholders may adopt internal rules of procedure that are binding for the managing directors. Said rules may also prescribe which transactions and measures of the managing directors will require the shareholders’ prior consent.

Supervisory Board

The Company shall have a Supervisory Board whose composition is prescribed by law. Said Supervisory Board shall have 12 members, unless imperative statutory provisions require otherwise. The members of the Supervisory Board shall be appointed by shareholders’ resolution, unless they must be elected as members representing the employees in accordance with the German Co-determination Act (“MitbestG”).

Supervisory Board’s Internal Rules of Procedure and Committees

The Supervisory Board may adopt its own internal rules of procedure. The Supervisory Board may form committees from among its members and determine their powers and responsibilities.

Passing of Resolutions, Execution of Resolutions

In general, the Supervisory Board shall make its decisions by way of resolution. The Supervisory Board shall be deemed to have a quorum when at least 50% of its prescribed membership take part in the passing of a resolution. Resolutions which were not properly proposed in advance may only be passed if at least two thirds of the Supervisory Board’s prescribed membership (i) are present and (ii) do not object, and the absent members have been given opportunity to cast their votes afterwards in writing within a reasonable time period set by the Chairperson.

Resolutions of the Supervisory Board are passed by simple majority, unless the law, these Articles of Association or the Supervisory Board’s internal rules of procedure determine otherwise. To the extent permitted by law, the Chairperson of the Supervisory Board shall always have a second vote in case of a parity of votes.

Transactions Requiring Approval

In addition to the cases prescribed by law, the management also requires the Supervisory Board’s approval in the following matters:

(a)          the transfer and the pledging of Company shares;

(b)         the purchase or sale of, or the creation of encumbrances on, real property or equivalent rights, provided that the relevant transaction exceeds a value of €50 million;

(c)          the company-wide introduction of employee incentive programmes of whatever kind;

(d)         the instigation or termination of legal proceedings, provided that the value of the matter does not exceed €50 million in each individual case;

(e)          the placement of orders for consultancy services with the auditor or Group auditor.

Duty of Confidentiality of Supervisory Board Members

The Members of the Supervisory Board shall not disclose any confidential information and secrets of the Company.

C.               Material Contracts

New Senior Credit Facility

On May 12, 2006, KDG entered into a new senior credit facility agreement. This agreement is comprised of two facilities, a €1,150.0 million term loan facility (Facility A) and a €200.0 million revolving credit facility (Facility B). Facility A and Facility B mature on March 31, 2012 (together the “Senior Credit Facility”). The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”) and a first pledge on 100% of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. The carrying amount of KDVS’ shares amounts to €2.3 million. At closing, Facility A was fully drawn and the proceeds (€1,150.0 million), along with available cash (€75.9 million), were used to repay and extinguish the existing bank facility.

Facility B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Facility B may be used for general corporate purposes. On July 3, 2006, €40.0 million and on October 31, 2006 €15.0 million were borrowed under Facility B. These amounts were repaid during the current fiscal year. As of March 31, 2007, no amounts were outstanding under Facility B.

Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

The margin on the Senior Credit Facility is 2.00% until the first anniversary of the Senior Credit Facility. Thereafter, the margin is based on the ratio of consolidated total net borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percent. p.a.)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

KDG pays an annual commitment fee of 0.625% on the undrawn commitment under Facility B.

The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement
• EBITDA to Net Interest	1.75x – 3.00x
• Senior Net Debt to EBITDA	4.00x – 2.00x

Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts, (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

At March 31, 2007, T€1,150,000 was outstanding under Facility A at an interest rate of approximately 5.835%. At March 31, 2007, no amount was outstanding under Facility B. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks.

SLAs with DTAG

We have entered into various long-term Service Level Agreements with DTAG and certain of its affiliates that are significant to our business, in particular for the lease of cable duct space for approximately 13% of our cable network as well as the use of fiber optic transmission systems, tower and facility space. In addition, we purchase the electrical power required for the operation of our network through DTAG under such agreements. The various services offered by DTAG are defined under so-called “Term Sheets” that are part of the SLAs. Generally, the term of the SLAs is unlimited, but the Term Sheets are subject to certain termination rights and, according to German law, lease agreements are subject to a termination right of either party after a term of 30 years. We renegotiated with DTAG in January 2003 to reduce our payments under the SLAs. Our total operational expenditures under the SLAs for the year ended March 31, 2007, amounted to €166.8 million. We believe our payments under the SLAs, coupled with other contracted services with DTAG affiliates, make us one of the larger customers of DTAG.

The following chart provides an overview of the services covered by the SLAs:

SLA Term Sheet	Service	Duration	Approx. annual cost (based on 2005 figures)	Termination rights
1. Co-use of cable ducts

Usage of cable ducts within DTAG’s conduit system for existing broadband cable lines (13% of our coaxial cable is located in cable ducts leased from DTAG under this Term Sheet; the remainder is directly buried underground.

		Unlimited	€103.7 million; price fixed for 2004 - 2006, thereafter possible increases based on actual cost, but subject to a cap at the German consumer price index (“CPI”) rate until 2015.

We can terminate the Term Sheet upon 12 months’ notice to the end of the calendar year. We can also partially terminate the Term Sheet upon 15 months’ notice period to the end of a calendar month. DTAG cannot terminate the Term Sheet except for good cause (Wichtiger Grund). If DTAG ceases to use part of the conduit system it can terminate with a 12-month notice period. In such a case DTAG must offer us the conduits for sale; provided that such conduits are owned by DTAG. If conduits are replaced, DTAG must offer us space for our cable in the new conduits with the same conditions.

2. Offer of co-use of further cable ducts	Non-binding offer to lease additional cable duct capacities in existing or newly built systems at pre-determined prices. The offer is subject to individual agreements for specific cable ducts.	Term of offer unlimited but offer can be terminated by DTAG upon 12 months’ notice.	Maximum fee of €9.50 per meter; price fixed for 2004 - 2006, thereafter possible increases based on actual cost, but subject to a cap at the German CPI rate until 2015.

Both parties can terminate the individual agreements that are based on 3 the non-binding offer upon 3 years notice to the end of a calendar year, but not for a period of 10 years. The Term Sheet itself can be terminated as described in the duration column.

3. Fiber optic transmission system	DTAG provides for the distribution of receiving certain analog and digital broadcasting signals via fiber optic transmission systems.	Unlimited	€4.1 million paid in 2005; price fixed for 2004 - 2006, thereafter increases based on actual cost, but subject to a cap at the German CPI rate until 2015.

We can terminate the Term Sheet upon 24 months’ notice to the end of each calendar year or upon four weeks’ notice if reliability of the system is below 99%. We can also terminate the Term Sheet with respect to individual locations. DTAG cannot terminate except for good cause. The systems can be shut down by DTAG only to a limited extend; for example, the analog systems can only be shut down at a rate of up to 3% of the systems per year and up to 15% over the first 15 years.

4. Rental spaces for network equipment	Lease of space of DTAG’s premises which are used for broadband equipment such as transmission equipment, satellite receivers, antennae and microwave equipment.	Unlimited	€5.3 million; (if the landlord is a third party, fees are those paid to that third party plus a margin of 5%), plus €8.2 million for rental of antenna space.

We can terminate the Term Sheet upon 24 months’ notice period to the end of a calendar year. We can also terminate the Term Sheet with respect to certain locations upon 24 months’ notice to the end of each calendar month. DTAG cannot terminate the Term Sheet except for good cause. DTAG can cease to operate the premises but only to a very limited extent and only upon a notice period of 24 months in most cases.

5. Electrical power supply	Purchase of electrical power from DTAG required for the operation of our network equipment.	Unlimited	€18.7 million; equal to price paid by DTAG plus a margin of 5%.

The termination of the rental of network equipment automatically terminates the corresponding power supply; any separate termination of indoor power supply is prohibited. for outdoor power supply, we can terminate upon six months’ notice to the end of a calendar month (also partially for individual locations upon six months notice period) and DTAG can terminate upon 12 months’ notice to the end of a calendar month.

As DTAG has decided to gradually terminate the operation of its so-called OPAL fiber optic transmission system between December 31, 2004 and December 31, 2007, we will have to find alternative transmission capabilities if we wish to serve the affected subscribers in the future. However, we have taken precautions in the SLAs for a proper transition to any such alternative systems. We extended the contract for OPAL with the same financial conditions until December 31, 2010. As of December 31, 2005 we had approximately 130 thousand subscribers in the OPAL areas.

In 2004 we entered into two agreements with DTAG:

•       Under the “BRN-AMTV” agreement it was agreed to replace 254 of our point-to-point radio systems on A-mode TV base (“AMTV-Richtfunk”) by 254 optic broadband connection lines of DTAG. As a result, we have been able to terminate the lease for several transmission systems under Term Sheet 3, as well as to reduce our obligations under Term Sheet 5 (energy) of the SLAs. The implementation of this contract allowed us to reduce our operating expenses by a total of €13.0 million per year.

•       Under the “BRN 2.2d” agreement it was agreed to transfer the lease of the existing 436 analog broadband connection lines under Term Sheet 3 of the SLAs to corresponding leases under the “BRN 2.2d” agreement, reducing the prices at the same time by 10%. Further, this agreement provides for an option to upgrade the current analog broadband connection lines to optic broadband connection lines (“optische BK VL”) with up to 862 MHz with feedback channel. In this context, an agreement regarding the use of the relevant spaces for interactive services (Internet, voice and data services) under Term Sheet 4 of the SLAs was made.

Other supply agreements

Transponder capacity for our digital television platform

A key component of our digital television platform is the up-link and transponder capacity needed to transmit the digital signals from our playout facility in Frankfurt am Main/Rödelheim to our local head ends and the head ends of the other regional cable companies. We currently sublease these mainly from T-Systems, a subsidiary of DTAG, and, as of January 1, 2006, partly from SES ASTRA. Kabel BW covered part of these costs with fixed fees until September 30, 2006. Due to the fact that ish and iesy have separated from our digital television platform and shifted all of their activities to their own digital playout center, they no longer contribute to the cost of leasing up-link and transponder capacity. The contract with T-Systems for seven transponders terminates in 2013. We also lease five transponders from SES ASTRA, which have a minimum term until 2012. As we develop additional digital products, additional transponder capacity may be required.

Conditional access system for digital television

Our digital free-to-air cable access offering (except for the public broadcasters’ channels), our pay TV packages and the offering of an unaffiliated pay TV operator that is distributed over our network are only offered to the subscribers of these services based on a conditional access system. The conditional access system (consisting of certain head end functionalities in the digital playout system and a smart card for each subscriber’s CPE which is delivered to the customer upon request for digital free-to-air television or subscription to pay television services) is necessary to encrypt (on the network side) and to decrypt (on the subscriber side) digital television and radio content. This system allows operators to provide pay TV services and the respective billing on an individual subscriber basis. Once we activate the subscriber’s smart card, the encrypted digital signal is decoded, decompressed and converted to an analog signal and can be viewed by the respective subscriber.

Cable set-top boxes

As part of our launch of our digital television services we entered into agreements with various producers of set-top boxes for the activation and presentation of Kabel Deutschland products as well as the use of the trademark “Kabel Digital”. On February 1, 2005, we announced the implementation of a self-certification process for Kabel Digital set-top boxes. In order to be “Kabel Digital ready” (Kabel Digital geeignet), the producers have to certify that their boxes provide copyright protection (a requirement of the content providers), comply with parental control requirements required by law and are compatible with the specification of our encryption system. The inclusion of other functions, like an electronic program guide, interactive TV interfaces or other software features are at the discretion of the producers. The self-certification should simplify and shorten the introduction of new cable set-top boxes and help to avoid shortages.

Call center framework agreements

In addition to our internal call center, we have assigned 3 external service providers (walter services Seka Team GmbH, D+S communication center Augsburg GmbH and Regiocom Sales Service GmbH) with various call center activities based on framework agreements. Two of three framework agreements have been renewed in May 2007, the third is expected to be signed shortly. The contracts with the service provider have a volume of about €1.5 million per annum.

Smile and Wizard

Smile and Wizard are software applications that form the basis for our customer care and billing system. The software was developed by Convergys EMEA Ltd and over many years has been modified for the specific needs of Kabel Deutschland. For this complex IT system we entered into a support and maintenance agreement with an annual volume of €1.15 million. New developments and adoptions of the software are subject to a so called “work bucket agreement” with which Kabel Deutschland buys a certain amount of man-days from Convergys. The current work bucket agreement for 2007 contains 5,973 man-days for €5.1 million. The agreed man-days have to be spent until the end of the first calendar quarter 2008.

Webhosting and unified messaging

In December 2006 Kabel Deutschland started to offer webhosting and unified messaging services to its customers. Both services are outsourced to service providers. Loomes AG together with Synergetic AG are responsible for webhosting; mediabeam GmbH is managing the unified messaging services. Currently about 120 thousand customers of Kabel Deutschland are using these services. It is planned to insource webhosting and unified messaging without an agreed deadline.

Telecommunication

All telephone and Internet services that Kabel Deutschland is offering to its customers had been outsourced to MR.NET services GmbH & Co. KG. In December 2006, Kabel Deutschland decided to insource these services. Therefore, the existing contract with MR.NET was replaced by a transaction agreement which regulates the migration of telephone numbers and all services from MR.NET to Kabel Deutschland. In addition, Kabel Deutschland is currently negotiating interconnection contracts with other network operators. The end of the transition phase is expected for March 2008.

D.              Exchange Controls

There are currently no legal restrictions in Germany on international capital movement and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union.

For statistical purposes, however, every individual or corporation residing in Germany must report to the German Federal Reserve Bank (“Deutsche Bundesbank”) any payment received from or made to a non-resident corporation or individual if the payment exceeds €12.5 thousand (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Federal Reserve Bank any claims against or any liabilities payable to a non-resident corporation or individual exceeding an aggregate amount of €5.0 million (or the equivalent in a foreign currency) at the end of every calendar month.

E.               Taxation

The following summary of certain German and U.S. federal income tax considerations for holders of the Senior Notes (the “Noteholders”) is based on the effective tax law at the date of this filing which may change, even with retroactive effect. The summary does not describe all tax considerations that may be relevant for an individual’s decision to purchase and exchange Senior Notes. It is not a substitute for tax advice.

German Tax Considerations

Prospective purchasers and current holders of Senior Notes are advised to consult their own tax advisors for the tax consequences of the purchase, the exchange, the ownership and the disposition of Senior Notes, including the effect of any state or local taxes under the tax laws of the Federal Republic of Germany as well as in each other country of which they are residents.

Tax Residents

Interest payments

Interest paid to a Noteholder resident in Germany (a person whose residence, habitual abode, statutory seat, or place of effective management and control is located in Germany) is subject to German personal or corporate income tax. On the basis of the assessed personal or corporate income tax, solidarity surcharge (“Solidaritätszuschlag”) of 5.5% is levied. In addition, if Senior Notes are held as assets of a German commercial business, any interest is subject to trade tax. Accrued interest (“Stückzinsen”) paid by an individual upon the acquisition of Senior Notes may give rise to negative income and may, therefore, reduce a Noteholder’s personal tax liability.

If Senior Notes are held in a custodial account which the Noteholder maintains with a bank or financial services institution in Germany, including branches of foreign banks or financial services institutions in Germany (the “Disbursing Agent”—“inländische Zahlstelle”), such Disbursing Agent will withhold tax (“Zinsabschlag”) at a rate of 30% of the gross amount of all interest payments to the Noteholder plus 5.5% solidarity surcharge (“Solidaritätszuschlag”) thereon. As a result, 31.65% of the gross amount of interest paid to a Noteholder will be withheld by the Disbursing Agent.

The tax withheld by the Disbursing Agent will be credited against the Noteholder’s total annual tax burden for German personal or corporate income tax purposes. No tax is withheld by the Disbursing Agent, if the Noteholder is an individual who has filed a certificate of exemption (“Freistellungsauftrag”) with the Disbursing Agent and the Senior Notes held by such individual are not part of a German commercial business property or generate income from the letting and leasing of property. However, this exemption applies only to the extent that the aggregate interest income derived from the Senior Notes after deduction of accrued interest paid upon the acquisition of the Senior Notes together with an individual’s other investment income administered by the Disbursing Agent does not exceed the maximum annual exemption amount shown on the certificate of exemption (up to €1,370 for individuals and €2,740 for married couples filing jointly applying for the year 2006 the last time and up to €750 for individuals and €1,500 for married couples filing jointly as from the year 2007) plus the flat deductible expense allowance (€51 for individuals and €102 for married couples filing jointly). Further, no withholding obligation exists, if the Noteholder submits a certificate of non-assessment (“Nichtveranlagungsbescheinigung”) issued by the local tax office to the Disbursing Agent.

Sale or Redemption of Senior Notes

Gains from the sale or redemption of the Senior Notes are subject to income tax or corporate income tax as well as solidarity surcharge and trade tax if the Senior Notes are held as assets of a German commercial trade or business.

If the Senior Notes are held as private assets, according to recent changes in the jurisprudence of the Federal Fiscal Court, gains and losses from the sale or redemption of financial innovations providing for a stated yield (“Emissionsrendite”)—such as the Senior Notes—are taxable only as gains from private sales transactions. Therefore, gains from the sale or redemption of the Senior Notes—except for accrued interest (“Stückzinsen”)—are taxable and losses are deductible only if the Senior Notes were held for not more than one year by the private investor. Gains from private sales transactions are fully taxable, provided that such gains—alone or together with other gains from private sales transactions—equal or exceed €512.0. Gains falling short of this threshold are tax exempt. Losses realized within the one year period described above, can only be set off against other gains from private sales transactions. To the extent such a set off is not possible in the calendar year in which the loss has been realized, such loss can be carried back one year or can be carried forward into future years without any limitation and—subject to certain restrictions—can be set off against gains from private sales transactions generated in other assessment periods. In case the Senior Notes are held for more than one year, gains from the sale or the redemption are not taxable provided that the Senior Notes are held as private assets. Conversely, any loss is also not recognized for tax purposes.

If Senior Notes are held in a custodial account maintained with a Disbursing Agent since the acquisition of the Senior Notes, tax is deducted at a rate of 30% (plus solidarity surcharge of 5.5% thereon) from the excess of the proceeds arising from the sale or redemption over the purchase price paid for the Senior Notes. If custody has changed since the acquisition of the Senior Notes, tax is withheld from the amount equal to 30% of the proceeds arising from the sale or redemption of the Senior Notes. In computing the tax to be withheld, the Disbursing Agent may deduct any accrued interest paid by the Noteholder to the Disbursing Agent during the calendar year of the taxable gain from the basis of assessment. The tax withheld will be credited against the Noteholder’s annual tax liability for personal or corporate income tax purposes. No tax will be withheld to the extent that the interest income derived from the Senior Notes together with other investment income does not exceed the maximum exemption amount shown on the certificate of exemption (“Freistellungsauftrag”) filed by the Noteholder with the Disbursing Agent plus the flat deductible expense allowance (see “German Tax Considerations—Tax Residents—Interest Payments” above for further details), unless the Noteholder’s Senior Notes are part of a German business property or give rise to income from the letting and leasing of property. The same applies, if the Noteholder submits a certificate of non-assessment (“Nichtveranlagungsbescheinigung”) issued by the local tax office to the Disbursing Agent.

Non-residents

Interest paid to a Noteholder and capital gains realized by a Noteholder not resident in Germany will generally not be taxable in Germany and no tax will be withheld (even if the Senior Notes are kept with a

Disbursing Agent). Exceptions apply, however, if (i) the Senior Notes are held as a business asset of a German permanent establishment or by a permanent representative of the non-resident Noteholder, if (ii) the interest income of such Senior Notes does otherwise constitute German source income (such as income from the letting and leasing of certain German situs property) or if (iii) the non-resident Noteholder does not comply with the procedural rules to prove his status as a non-tax resident. In these cases, the Noteholder not resident in Germany will be subject to a tax regime similar to that described above under “German Tax Considerations—Tax Residents.”

Inheritance and gift tax

The receipt of Senior Notes in case of succession upon death, or by way of a gift among living persons is subject to German inheritance and/or gift tax, if the deceased, donor and/or the recipient is a German resident. German inheritance and gift tax is also triggered, if neither the deceased, the donor nor the recipient of the Senior Notes are German residents, if the Senior Notes are attributable to German business activities and if for such business activities a German permanent establishment is maintained or a permanent representative is appointed in Germany. In specific situations, German expatriates that were tax residents in Germany may be subject to inheritance and gift tax. Double taxation treaties may provide for exceptions to the domestic inheritance and gift tax regulations.

Other taxes

No stamp, issue, registration or similar direct or indirect taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the Senior Notes. Currently, net assets tax is not levied in Germany.

EU Directive on the Taxation of Savings Income

Directive 2003/48/EC of the Council of the European Union, relating to the taxation of savings income, became effective on July 1, 2005. Under this directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or the payee. Belgium, Luxembourg and Austria have opted instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years), subject to the ability of the individual to avoid withholding tax through voluntary disclosure of the investment to the individual’s member state. In addition, certain non-members of the European Union (Switzerland, Liechtenstein, Andorra, Monaco and San Marino), as well as dependent and associated territories of the United Kingdom and the Netherlands, have adopted equivalent measures effective on the same date, and some (including Switzerland) have exercised the option to apply withholding taxes as described above.

F.                Dividends and Paying Agents

Not applicable.

G.              Statement by Experts

Not applicable.

H.              Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file annual reports and other information with the

Securities and Exchange Commission. You may review a copy of these materials, including this annual report and its exhibits, at the Commission’s Public Room at the following location:

Public Reference Room
450 Fifth Street, N.W.

Room 1580
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Our filings with the SEC are also available to the public through the SEC’s web site.

I.                   Subsidiary Information

Not applicable.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See ITEM 3 D and ITEM 5A.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.         DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

SOX 404 requirements

In terms of the requirements of section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”) and the related rules and regulations of the SEC, we are a “non-accelerated filer” and a “foreign private issuer”. The Company would need to report on the effectiveness of its internal control over financial reporting for the first time in its Annual Report on Form 20-F in respect of the fiscal year ended March 31, 2008.

As we prepare for management reporting on internal controls, the Company is further evaluating and enhancing the design as well as the operating effectiveness of its controls and will be monitoring this effectiveness as part of such compliance.

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed in a way that the information required to be disclosed in reports under the Securities Exchange Act of 1934 is prepared and reported on a timely basis. We have, under the supervision and with the participation of our management, including the Management Board, performed an evaluation of the effectiveness of our disclosure controls and procedures as at March 31, 2007. Based on this evaluation, our Management Board concluded that, as a result of the two matters described below our disclosure controls and procedures are ineffective for recording, processing, summarizing and reporting the information that we are required to disclose in the reports that we file and submit under the Securities Exchange Act within the time periods specified in the Commission’s rules and forms.

As part of the year end financial statement closing process, a material weakness was identified regarding the controls concerning the accounting for derivatives. The complexity of financial reporting requires the company to establish appropriate processes and controls to prevent and detect errors in financial reporting. During the audit of our annual financial statements, an error in the calculation of the fair value of the interest rate swaps was identified that had not been detected by the Company’s internal controls. The resulting adjustment affecting non-current assets, non-current financial liabilities and interest expense was posted by the company and accounted for correctly in the financial statements as of March 31, 2007. Nevertheless, the occurrence of such an adjustment indicated that the review process over the accounting for derivatives was not operating effectively. Since this issue was identified, the Company has provided more training to those performing the controls operating in this area.

Additionally, the Company identified a material weakness in controls over the completeness of the flow of information related to the management equity participation program (‘MEP’) between management responsible for administering the program and the accounting department. The MEP I plan (please refer to item 7B) is a cash-settled plan under IFRS and the liability related to the plan has been carried at the plan’s formula price which has historically been an estimate for fair value. The company has begun repurchasing interests from employees leaving the Company in amounts in excess of the relevant formula price in the fiscal year ending March 31, 2007 as a result of a modification to the plan. This change of the basis for the fair value of the interests had not been taken into account for purposes of accounting for the repurchase liability as part of the year end financial statement close process, indicating that the company’s processes for identifying and communicating relevant changes in the expected repurchase price and adjusting the related liability was not designed or operating effectively. The resulting audit adjustment was posted by the company affecting non-current liabilities and personnel expenses and those items were accounted for correctly in the financial statements as of March 31, 2007. Since this issue was identified, the company redesigned the process to ensure the correct and complete communication of changes between the administrators of the program and the accounting department.

Management’s annual report on internal control over financial reporting and attestation report of registered public accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for non-accelerated filers and newly public companies.

Change in internal control and financial reporting

Other than as discussed above, during the period covered by this annual report on Form 20-F, there have been no changes the Company’s s internal control over financial reporting that have materially affected or are reasonably likely to materially affect KDG’s internal control over financial reporting.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The sole member of the audit committee has an extensive knowledge of financial and economical matters. However, currently the member of the supervisory board does not meet all criteria for the financial expert as defined in the Corporate Governance Code. Therefore no audit committee financial expert has been currently designated.

ITEM 16B.   CODE OF ETHICS

The company has adopted a Code of Ethics that applies to the Company and its officers in order to promote honesty, integrity, transparency and ethical conduct in our officers’ performance of their management responsibilities. Following you will find a summary of the Code. For a full version, please refer to Exhibit 11 of this report.

We have not made any amendments to our Code of Ethics during the fiscal year ended March 31, 2007.

Summary of our Code of Ethics for the Director of Finance and the department and team managers of the Finance division of Kabel Deutschland Group

1. Honest and Ethical Conduct

The Officers must engage in honest and ethical conduct at all times and in all respects in discharging the duties of their respective offices and in their dealings with the Group’s employees, its investors, customers, suppliers, and with the governmental officials and agencies of all jurisdictions in which the Group operates. In addition, each Officer must avoid situations that could cause “conflicts of interest”.

2. Disclosure of Information

Each Officer shall be responsible for providing and requiring full, fair, accurate, understandable and timely disclosure of information in documents and reports the Group files with, or submits to,

governmental and regulatory agencies or otherwise communicates to the public at large and also ensure the establishment and maintaining of legally and operationally adequate internal accounting and disclosure controls.

3. Compliance with Law

The Officers shall cause the Group to respect and comply with all applicable laws, rules and regulations of all jurisdictions in which the Group conducts business, including the accounting and auditing standards.

4. Internal Reporting

Any violations of this Code are to be forwarded to the Supervisory Board of the Group.

5. Fair Competition

The Group is committed to promoting fair and open competition in the market.

6. Insider Trading

Officers having inside information about the Group or any other company with which the group is considering a strategic alliance or an acquisition, disinvestment or merger, may not sell, purchase or otherwise trade in stock, derivatives or other securities of the Group, or disclose such information to another person.

7. Money Laundering

No officer may take measures that violate domestic or foreign regulations on money laundering.

8. Dealing with donations

Officers shall avoid the receipt of any money, non-nominal gifts or excessive entertainment from any company with which the Group has current or prospective business dealings.

9. Safeguarding company assets

All Officers are required to handle property of the Group in a responsible manner.

10. Accountability for Compliance

Each of the Officers shall be personally accountable for compliance with this Code. The Supervisory Board of the Group shall be responsible for the investigation of all alleged violations of this Code.

11. Amendment, Modification and Waiver

This Code may be amended, modified or waived in writing from time to time which shall be subject to the disclosure requirements of all applicable laws, rules and regulations.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor’s remuneration

Audit fees

Fees for audit services totaled approximately €1.6 million in 2006/07 and approximately €3.6 million in 2005/06, including fees associated with the annual audits and statutory audits required.

Audit-Related Fees

Fees for audit-related services totaled approximately €0.7 million in 2006/07 and approximately €0.5 million in 2005/06. Audit-related services principally include due diligence in connection with acquisitions, internal controls review and information systems audits

Tax Fees

Fees for tax services, including tax compliance and tax advice, totaled approximately €0.3 million in 2006/07 and €0.5 million in 2005/06.

All Other Fees

Fees for all other services not included above totaled approximately €0.5 million in 2005/06, principally including support and advisory services related to the Company’s expatriate program and risk management advisory services.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

See pages F-1 to F-149.

ITEM 18.         FINANCIAL STATEMENTS

The Registrant has responded to ITEM 17 in lieu of responding to this item.

ITEM 19.         EXHIBITS

Exhibit Number	Description of Exhibit
1	Memorandum and Articles of Association	1
11	Code of Ethics	7
12.1	Certification Rule 13A-14(A) CEO Kabel Deutschland GmbH	10
12.2	Certification Rule 13A-14(A) CFO Kabel Deutschland GmbH	11
12.3	Certification Rule 13A-14(A) CEO Kabel Deutschland Vertrieb und Service GmbH & Co. KG	12
12.4	Certification Rule 13A-14(A) CFO Kabel Deutschland Vertrieb und Service GmbH & Co. KG	13
13.1	Certification Rule 13A-14(B) CEO Kabel Deutschland GmbH	14
13.2	Certification Rule 13A-14(B) CFO Kabel Deutschland GmbH	15
13.3	Certification Rule 13A-14(B) CEO Kabel Deutschland Vertrieb und Service GmbH & Co. KG	16
13.4	Certification Rule 13A-14(B) CFO Kabel Deutschland Vertrieb und Service GmbH & Co. KG	17
15.1	Report of Independent Registered Public Accounting Firm	18
15.2	Report of Independent Registered Public Accounting Firm	19

SIGNATURES KDG

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KABEL DEUTSCHLAND GMBH
By:	/s/ NICHOLAS J. SHAW
Nicholas J. Shaw
Attorney-at-law

Signature(28)	Title	Date
*	Chief Executive Officer	July 26, 2007
Name: Dr. Adrian von Hammerstein
*	Chief Financial Officer	July 26, 2007
Name: Paul Thomason
*	Chief Operating Officer	July 26, 2007
Name: Herbert R. Hribar
*	Chief Human Resource Officer Managing	July 26, 2007
Name: Dr. Manuel Cubero del Castillo-Olivares	Director, Cable Access and Content

(28) By:	/s/ NICHOLAS J. SHAW
Nicholas J. Shaw
Attorney-at-law

SIGNATURES KDVS

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO. KG
By:	/s/ NICHOLAS J. SHAW
Nicholas J. Shaw
Attorney-at-law

Signature(29)	Title	Date
*	Chief Executive Officer	July 26, 2007
Name: Dr. Adrian von Hammerstein
*	Chief Financial Officer	July 26, 2007
Name: Paul Thomason
*	Chief Operating Officer	July 26, 2007
Name: Herbert R. Hribar
*	Chief Human Resource Officer	July 26, 2007
Name: Dr. Manuel Cubero del Castillo-Olivares	Managing Director, Cable Access and Content

(29) By:	/s/ NICHOLAS J. SHAW
Nicholas J. Shaw
Attorney-at-law

Kabel Deutschland GmbH
Unterföhring

Consolidated Financial Statements
March 31, 2007

Kabel Deutschland GmbH, Unterföhring
Consolidated Balance Sheet as of March 31, 2007

			as adjusted	as adjusted
	Note	March 31, 2007	March 31, 2006	March 31, 2005
		€	T€	T€
Assets
Current Assets
Cash and Cash Equivalents	4.1	54,107,869.36	225,092	132,757
Trade Receivables	4.2	101,369,909.73	120,799	81,458
Receivables from Shareholders		0.00	351	351
Receivables from Affiliates		1,018,608.98	1,566	915
Receivables from Associates		107,694.26	590	5
Inventories	4.3	24,265,158.70	13,453	7,551
Receivables from Tax Authorities	4.4	6,266,499.44	1,473	4,251
Other Current Assets	4.5	8,771,370.20	14,111	9,104
Prepaid Expenses		20,698,155.45	19,081	24,414
Total current Assets		216,605,266.12	396,516	260,806
Non-current Assets
Intangible Assets	4.6	477,343,115.22	519,685	582,440
Property and Equipment	4.7	986,607,550.43	902,711	900,511
Equity Investments in Associates	4.8	5,681,497.19	5,562	5,837
Other Financial Assets		7,509,863.31	492	7,531
Deferred Tax Assets	3.8	365,873.00	396	324
Other Non-current Assets		5,414,108.00	603	799
Prepaid Expenses		5,959,250.34	0	0
Total non-current Assets		1,488,881,257.49	1,429,449	1,497,442
Total Assets		1,705,486,523.61	1,825,965	1,758,248
Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.11	36,997,394.06	97,473	19,971
Trade Payables		175,518,013.66	160,690	119,327
Payments on Account		0.00	0	17
Liabilities to Affiliates		0.00	3,795	1,770
Liabilities to Associates		324,079.36	323	327
Other current Provisions	4.13	18,106,930.64	9,288	7,523
Liabilities due to Income Taxes	3.8	14,156,619.14	19,419	23,251
Deferred Income	4.10	216,818,473.48	246,744	243,502
Other current Liabilities	4.9	60,398,797.69	69,499	54,972
Total current Liabilities		522,320,308.03	607,231	470,660
Non-current Liabilities
Senior Notes	4.11	672,782,454.94	715,771	680,708
Non-current Financial Liabilities	4.11	1,186,042,147.47	1,174,886	1,251,511
Deferred Tax Liabilities	3.8	82,659,838.00	49,951	35,563
Provisions for Pension	4.12	24,171,192.00	19,798	17,579
Other non-current Provisions	4.13	21,246,409.11	20,212	18,295
Other non-current Liabilities	4.14	92,352,054.94	47,515	38,748
Deferred Income		269,656.00	0	0
Total non-current Liabilities		2,079,523,752.46	2,028,133	2,042,404
Equity
Subscribed Capital	4.15	1,025,000.00	1,025	1,025
Capital Reserve		45,414,753.54	40,840	35,690
Cash Flow Hedge Reserve		-6,293,092.68	-13,403	-22,369
Available-for-sale reserve		624,573.00	0	0
Accumulated Deficit		-937,128,770.74	-837,861	-769,362
Total Equity (Deficit)		-896,357,536.88	-809,399	-754,816
Total Equity and Liabilities		1,705,486,523.61	1,825,965	1,758,248

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Consolidated Income Statement
for the Period from April 1, 2006 to March 31, 2007

	Note	Apr. 1, 2006 - Mar. 31, 2007	as adjusted Apr. 1, 2005 - Mar. 31, 2006	as adjusted Apr. 1, 2004 - Mar. 31, 2005
		€	T€	T€
Revenues	3.1	1,093,178,874.27	1,012,133	1,003,175
Cost of Services Rendered
thereof depreciation/amortization T€133.123	3.2	-567,089,886.94	-490,055	-573,345
(prior year T€117.428; for the fiscal year ending March 31, 2005 T€206,691)
Other Operating Income	3.3	13,214,819.23	12,522	17,878
Selling Expenses
thereof depreciation/amortization T€95,983	3.4	-318,652,067.28	-277,047	-262,452
(prior period T€88,155; for the fiscal year ending March 31, 2005 T€81,249)
General and Administrative Expenses
thereof depreciation/amortization T€17,512	3.5	-140,953,974.68	-102,422	-110,323
(prior period T€15,161; for the fiscal year ending March 31, 2005 T€9,789)
Profit from Ordinary Activities		79,697,764.60	155,131	74,933
Interest Income	3.7	3,562,802.56	2,774	11,397
Interest Expense	3.7	-155,670,275.92	-215,100	-186,263
Accretion/Depreciation on Investments and other Securities		265,356.66	-127	-251
Income from Associates		439,728.28	491	654
Loss before Taxes		-71,704,623.82	-56,831	-99,530
Taxes on Income	3.8	-27,564,439.09	-11,667	-6,980
Net loss for the period		-99,269,062.91	-68,498	-106,510

The accompanying notes to this income statement form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Consolidated Statement of Cash Flows
for the period from April 1, 2006 to March 31, 2007

			as adjusted	as adjusted
		April 1, 2006 -	April 1, 2005 -	April 1, 2004 -
	Note	March 31, 2007	March 31, 2006	March 31, 2005
		T€	T€	T€
1. Cash flows from operating activities
Net loss		-99,269	-68,498	-106,510
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income		27,564	11,667	6,980
Interest expense		155,670	215,100	186,263
Interest income		-3,563	-2,774	-11,397
Accretion/Depreciation and amortization on fixed assets		246,618	220,744	297,729
Accretion/Depreciation on investments and other securities		-265	127	251
Gain/Loss on disposal / sale of fixed assets (intangible assets;
property and equipment; financial assets)		1,878	271	-21
Income from associates		-440	-491	-654
Compensation expense relating to share-based payments		41,791	19,232	35,354
		369,984	395,378	407,995
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		-10,812	-5,902	-398
Increase (-) / decrease (+) of trade receivables		19,429	-39,341	-25,634
Increase (-) / decrease (+) of other assets		1,513	-802	-10,979
Increase (+) / decrease (-) of trade payables		22,363	33,231	-11,872
Increase (+) / decrease (-) of other provisions		8,965	1,032	-11,655
Increase (+) / decrease (-) of deferred income		-29,656	3,225	48,099
Increase (+) / decrease (-) of provisions for pensions		3,187	1,199	-214
Increase (+) / decrease (-) of other liabilities		-14,531	15,355	-23,251
Cash provided by operations		370,442	403,375	372,091
Income taxes paid (-) / received (+)		-10,461	-4,031	-3,532
Net cash from operating activities		359,981	399,344	368,559
2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		876	223	1,397
Cash paid for investments in intangible assets		-63,571	-27,569	-24,179
Cash paid for investments in property and equipment		-205,194	-116,829	-69,454
Cash paid for acquisitions	1.3.3	-5,092	-7,310	-29,282
Cash paid for investments in financial assets		-6,790	-9	-7,065
Interest received		3,085	2,666	3,470
Dividends received from associates		321	766	449
Net cash used in investing activities		-276,365	-148,062	-124,664
3. Cash flows from financing activities
Cash payments to shareholders (dividends and other distributions)		0	0	-475,000
Cash received/paid non-current financial liabilities		1,205,000	-652	1,230,553
Cash repayments of non-current financial liabilities		-1,205,000	0	-893,500
Cash repayments of current financial liabilities		-75,848	0	0
Cash payments for reduction of finance lease liabilities		-5,610	-4,473	-4,193
Interest and transaction costs paid		-173,407	-153,695	-153,439
Net cash used in financing activities		-254,865	-158,820	-295,579
4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		-171,249	92,462	-51,684
Accretion/Depreciation on investments and other securities		265	-127	-251
Cash and cash equivalents at the beginning of the period		225,092	132,757	184,692
Cash and cash equivalents at the end of the period	4.1	54,108	225,092	132,757
Additional Information
Investments relating to capital lease		15,311	0	0
Other non cash investments		0	0	0

The accompanying notes to this cash flow statement form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Statement of Changes in Consolidated Equity
for the period from April 1, 2006 to March 31, 2007

		Subscribed	Capital	Cash flow	Available-for-sale	Accumulated	Equity
	Note	capital	reserve	hedge reserve	reserve	deficit	(Deficit)
		T€	T€	T€	T€	T€	T€
Balance as of April 1, 2004		1,025	239,333	0	0	-319,959	-79,601
Accounting IFRS 1.36A adjustments (net of tax)		0	0	0	0	49,701	49,701
Additions relating to share-based payment		0	35,029	0	0	0	35,029
Distributions		0	-238,472	0	0	-236,528	-475,000
Loan waiver treated as a dividend		0	0	0	0	-156,066	-156,066
Changes in fair value of hedging instruments (net of tax)	5.5	0	0	-26,314	0	0	-26,314
Retrospective effect of applying IAS 8 to interest swap accounting		0	0	3,945	0	0	3,945
Net loss of the period		0	0	0	0	-106,510	-106,510
Balance as of March 31, 2005		1,025	35,890	-22,369	0	-769,362	-754,816
Additions relating to share-based payment		0	4,950	0	0	0	4,950
Changes in fair value of hedging instruments (net of tax)	5.5	0	0	17,286	0	0	17,286
Retrospective effect of applying IAS 8 to interest swap accounting		0	0	-8,320	0	0	-8,320
Net loss of the period		0	0	0	0	-68,498	-68,498
Balance as of March 31, 2006		1,025	40,840	-13,403	0	-837,860	-809,398
Additions relating to share-based payment		0	4,575	0	0	0	4,575
Changes in fair value of hedging instruments (net of tax)	5.5	0	0	7,110	0	0	7,110
Changes in fair value of financial assets classified as available- for-sale		0	0	0	624	0	624
Net loss of the period		0	0	0	0	-99,269	-99,269
Balance as of March 31, 2007		1,025	45,415	-6,293	624	-937,129	-896,358

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

Notes to the Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of March 31, 2007

1.                 General

Kabel Deutschland GmbH (“KDG GmbH”) was founded on December 17, 2002. KDG GmbH’s registered office is in Unterföhring, Betastraße 6-8 (commercial register of Munich HRB 145837), Germany. On December 2, 2004, Cable Holding S.à.r.l. (“LuxCo”) contributed its 100% interest in KDG GmbH to its wholly-owned subsidiary Kabel Deutschland Holding GmbH (“KDG HoldCo”, formerly Kabel Deutschland Holding GmbH & Co. KG), founded on November 29, 2004, commercial register Munich HRB 155690, in exchange for an increase in its shareholders’ equity in HoldCo valued at a total of T€1,133,098 and a note receivable from HoldCo in an amount of T€382,400. On January 19, 2005, HoldCo was converted into a limited liability company (Gesellschaft mit beschränkter Haftung -GmbH-) effective as of January 1, 2005. LuxCo is wholly-owned by Cayman Cable Holding LP, George Town, Cayman Islands (“Cayman Cable”). KDG GmbH and its subsidiaries (“KDG” or the “Company”) is the market leader in the German cable television business in terms of homes passed, subscribers and revenues. The Company primarily provides cable access connections, offering up to 45 analog TV channels and up to 36 VHF radio stations. Furthermore, KDG delivers digital television signals through its digital playout center. KDG carries and offers its own digital pay program packages, packages of an unaffiliated German pay television operator, and the digital programs offered by the public and private broadcasters. The Company also offers Internet and telephony services to our customers.

1.1 Acknowledgement

The consolidated financial statements of KDG GmbH for the three years ended March 31, 2007, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), London, adopted by the European Union (“EU”) and applicable to the Company and the additional requirements of German Commercial Law pursuant to Sec. 315a (3) German Commercial Code. The designation IFRS also includes all valid International Accounting Standards (“IAS”), as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).

1.2 Basis of Presentation

The Company’s fiscal year is the twelve month period ending March 31.

The consolidated financial statements and notes are presented in Euros and all values are rounded to nearest thousand (“T€”) except where otherwise stated. The Company’s financial statements have been prepared using consistent accounting and consolidation methods for all periods presented except as noted below. The Company’s income statement has been prepared using the cost of sales method under IFRS. The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, available-for-sale investments, asset retirement obligations and expenses and liabilities related to the Management Equity Participation Program that have been measured at fair value.

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Company previously assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the “change in variable cash flow method”. Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on “IAS 39 Financial Instruments: Recognition an Measurement—Assessing hedge effectiveness of an interest rate swap in a cash flow hedge” the Company has reconsidered its accounting treatment applied to those transactions and decided to adopt the treatment set out in the

IFRIC agenda decision. Accordingly, the Company has adjusted its financial statements to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through profit and loss. This change in accounting treatment has been accounted for retrospectively. This adjustment resulted in a decrease in other comprehensive income of T€8,320, a decrease in interest expense of T€13,682 and an increase in deferred tax expense of T€5,362 for the year ended March 31, 2006, and an increase in other comprehensive income of T€3,945, an increase in interest expense of T€6,487 and a decrease in deferred tax expense of T€2,543 for the year ended March 31, 2005.

With respect to changes in estimates regarding asset retirement obligations, refer to note 4.7 and 4.13.

As of December 1, 2004 the Company changed the estimated useful life (from original in service date) of its existing technical network from 15 to 20 years based on the Company’s business plan. The change in the estimated useful life resulted in a reduction in depreciation expense of T€37,520 for the year ended March 31, 2005. The remaining useful life of these assets amounts to approximately 6 years as of March 31, 2007.

1.3 Consolidation

1.3.1 Scope of Consolidation

In the fiscal year ended March 31, 2007, the Company acquired Schramm Elektro- und Antennen GmbH and HOT-Kabelservice—Gesellschaft mit beschränkter Haftung. The fully consolidated company Deutsche Kabel Services Verwaltungs GmbH was liquidated and deregistered. KDG’s consolidated financial statements as of March 31, 2007 are comprised of KDG GmbH and seven consolidated subsidiaries (year ended March 31, 2006: six consolidated subsidiaries; year ended March 31, 2005: eight consolidated subsidiaries). Investments are consolidated if KDG GmbH directly or indirectly owns more than 50% of the outstanding voting rights of an entity and if the investments are under the control of KDG GmbH as defined by IAS 27.

1.3.2 Changes in the Consolidation Group and Acquisitions

Share Acquisitions

The Company purchased 100% of the shares of Schramm Elektro- and Antennen GmbH for total consideration of T€590 as of February 1, 2007. All assets and liabilities were recorded at their fair value resulting in the Company recording fixed and current assets of T€42, cash and cash equivalents of T€186, customer list of T€888, liabilities of T€178 and net deferred taxes totaling T€348. With respect to the period from April 1, 2006 to February 1, 2007 revenues and net income amounted to approximately T€279 and T€5, respectively. With respect to the period from February 1, 2007 to March 31, 2007 revenues and net income amounted to approximately T€49 and T€20, respectively.

The Company purchased 100% of the shares of HOT-Kabelservice-Gesellschaft mit beschränkter Haftung for total consideration of T€1,876 as of February 1, 2007. All assets and liabilities were recorded at their fair value resulting in the Company recording fixed and current assets of T€298, cash and cash equivalents of T€454, customer list of T€2,585, liabilities of T€448 and net deferred taxes totaling T€1,013. With respect to the period from April 1, 2006 to February 1, 2007 revenues and net income amounted to approximately T€523 and T€68, respectively. With respect to the period from February 1, 2007 to March 31, 2007 revenues and net income amounted to approximately T€97 and T€20, respectively.

Asset Acquisitions

In the year ended March 31, 2007, the Company acquired approximately 2,800 subscribers and the associated CATV Level 4 network infrastructure from Titze Kabelbetriebs KG for total aggregate consideration of approximately T€1,185. The aggregate purchase price of the transactions resulted in an increase in customer list of T€1,067 and an increase of technical equipment of T€118. From InnoMedia GmbH & Co i.L. approximately 1,959 subscribers and the associated CATV Level 4 network infrastructure was acquired for total aggregate consideration of approximately T€639. The aggregate purchase price resulted in an increase in customer list of T€513 and an increase of technical equipment of T€126.

The Company acquired additional 4,135 subscribers from several small Level 4 companies for total aggregate consideration of approximately T€874. The aggregate purchase price of the transactions resulted in an increase in customer list of T€589 and an increase of technical equipment of T€285.

Asset acquisitions did not include the assumption of any liabilities or other financial obligations.

1.3.3 Basis of Consolidation

The accounting for business combinations in the KDG consolidated financial statements is performed according to IFRS 3 by allocating the cost of a business combination to the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair value at the time of the acquisition. Any difference between the cost and the fair value is goodwill or badwill.

Intercompany transactions, balances and unrealized gains on transactions between KDG GmbH and its subsidiaries are eliminated in consolidation. The Accounting policies of the consolidated subsidiaries are consistent with the policies adopted by KDG GmbH. Acquisitions are accounted for using the purchase method of accounting.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Companies in which KDG GmbH owns at least 20% of the outstanding voting rights and has significant influence over the business and the financial policies as defined by IAS 28 are recorded in the consolidated financial statements using the equity method. Intercompany profits and losses of associated companies are eliminated in consolidation in relation to their shareholding ratio.

1.4 Currency Transaction

The functional and reporting currency of KDG is the Euro.

Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are converted to Euros at the exchange rate of the German Central Bank on the balance sheet date. Currency differences resulting from these adjustments are recognized in the consolidated income statement.

Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date which are to be carried at fair value were converted to Euros at the rate as of the balance sheet date. The Company used the following exchange rates (spot rates):

	March 31, 2007	March 31, 2006	March 31, 2005
1€	US $ 1.3318	US $ 1.2104	US $ 1.2943
1€	GBP 0.6798	GBP 0.6964	GBP 0.6877

2.                 Accounting and Valuation Methods

2.1 Property and Equipment

2.1.1 Property and Equipment

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Borrowing costs are not capitalized. Rebates, trade discounts and bonuses are deducted from the purchase price.

For technical equipment located on leased property, historical costs include the present value of estimated future costs and expenses necessary for restoration of the leased property after termination of the lease agreement.

2.1.2 Leases

Operating lease

A lease is accounted for as an operating lease if all the risks and benefits incidental to ownership of the leased item remain with the lessor. Operating lease payments are therefore recorded on a straight-line basis over the lease term as an expense in the consolidated income statement.

Operating lease for CPE

To get connection to Internet & Phone services as well as to receive digital TV, the Company leases the necessary equipment to the customers. These leases for which the Company is the lessor, are classified as an operating lease. Therefore, the Company capitalized the CPE as fixed assets based on acquisition cost and the cost of removing the asset at the end of the lease. Over the useful life of 3 years the assets are depreciated using the straight-line method.

Finance lease

In accordance with IAS 17, assets leased under finance leases are recorded at the lower of fair value at the inception of the lease or the present value of the lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

2.1.3 Subsequent Expenses

Rental costs are expensed. Repair and maintenance charges are expensed during the financial period in which they are incurred. The cost of significant renovations and additions are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Company. Significant renovations are depreciated over the shorter of the remaining useful life of the related asset or the lease term.

2.1.4 Depreciation of Fixed Assets

Depreciation is calculated based on the straight-line method over each asset’s estimated useful life as follows:

Buildings and leasehold improvements	3 to 25 years
Technical equipment and machines	3 to 20 years
Property and equipment	3 to 15 years

Gains and losses from derecognition of fixed assets are determined by deducting the carrying amount of the asset being sold from the proceeds received at the time of derecognition. The results are included in other operating income or in the corresponding expense line item. The assets’ residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial year end.

2.2 Intangible Assets

2.2.1 Customer List

In connection with the initial acquisition of the cable business by the Company in March 2003, approximately T€681,659 of the purchase price was allocated to the customer list. Further additions to the customer list that occurred during the twelve months ended March 31, 2007 and in the previous years are primarily related to the acquisition of level 4 companies and subscribers.

2.2.2 Other Intangible Assets

Intangible assets which are purchased separately are recorded at cost. Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if they can be reliably measured at the acquisition date.

Computer software is recorded at cost as an intangible asset.

The Company recognized intangible assets developed internally (consisting of software used by the company) to the extent the criteria in IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the Company can demonstrate the technical feasibility of completing the asset, how the asset will generate future economic benefit, the availability of resources to complete the asset and the ability to measure reliably the expenditure during the development. If the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

The Company recognizes subscriber acquisition costs incurred to obtain new subscribers if the costs are directly attributable to obtaining specific contracts, are incremental, can be measured reliably and meet the definition and recognition criteria of an intangible asset in accordance with IAS 38. Subscriber acquisition costs incurred to obtain new contracts without an initial contract period (open-ended contracts) are expensed as incurred.

Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment loss.

2.2.3 Subsequent Expenses

Subsequent investments in intangible assets will be capitalized if they qualify for recognition as an intangible asset.

2.2.4 Amortization of intangible assets

The estimated useful life of the customer list is based on the average number of terminations and the term of the average contract life of individual end users who generate significant contribution margins.

The amortization of other intangible assets with definite useful lives is based on the straight-line method over the assets’ estimated useful life. Amortization begins when the intangible asset is ready for use.

The Company recognized subscriber acquisition costs incurred to obtain new subscribers. The company amortizes these costs over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period.

The amortization expense is recognized in the income statement in the expense category consistent with the function of the intangible assets.

The useful lives are estimated as follows:

•Customer list	8.5 years
•Software and licenses	1 - 10 years
•Subscriber Acquisition Costs	1 - 8.5 years

2.3 Financial Instruments

Recognition and Derecognition of Financial Instruments

Financial assets and liabilities are recognized when the Company enters into a contractual relationship with the respective counterparty or issuer. A financial asset is derecognized when:

•       the rights to receive cash flows from the asset have expired;

•       the Company retains the right to receive cash flows from the asset but has assumed an obligation to pay those cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; or

•       the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recorded in the consolidated income statement.

Financial Assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are initially recognized they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All purchases and sales of financial assets in the ordinary course of business are recognized on the date on which control over the asset changes.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category “financial assets at fair value through profit or loss”. Financial assets are held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognized in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated income statement when the loans and receivables are extinguished or impaired as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is sold or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Financial Liabilities

Financial liabilities (loans) are initially recognized at cost which corresponds to the fair value of the given consideration received net of issue costs associated with the financial liabilities. In subsequent periods, liabilities are measured at amortized cost using the effective interest method with the exception of derivative financial instruments which are measured at their fair market value.

Derivative Financial Instruments

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from financing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the income statement or in the statement of changes in equity under cash flow hedge reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in the consolidated income statement. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100% effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as a cash flow hedge reserve.

If hedges are not 100% effective, the difference between the fair value and the changes in fair value of the related underlying contract is recognized in the consolidated income statement. The portion of the change in fair value not covered by the underlying transaction is immediately recognized in the consolidated income statement. If hedge accounting cannot be used by the Company, the change in the fair value of derivative financial instruments is recorded in the consolidated income statement.

Equity Investments in Associates

Investments in associates are accounted for using the equity method at the investor’s share of equity pursuant to IAS 28. The Company’s share of income, reduced by distributions and amortization of write-ups in amortizable assets from purchase accounting is disclosed in the fixed asset register as a change in equity investments.

2.4 Inventories

Raw materials, consumables, supplies, finished goods and merchandise are recorded at the lower of cost or net realizable value. Cost is generally determined using a moving average cost.

2.5 Trade and Other Receivables

Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. An allowance for uncollectible amounts is recorded when collection of amounts due is no longer probable.

2.6 Cash and Cash Equivalents

Cash and cash equivalents are mainly comprised of cash on hand and other short-term, highly liquid investments with an original maturity of three month or less. Cash on hand and cash equivalents are carried at nominal value.

For purposes of the consolidated cash flow statement cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

2.7 Impairment

The carrying amount of intangible assets and property and equipment is reviewed at every balance sheet date to determine whether there are any indications of impairment. If such indications exist or when annual impairment testing is required, the recoverable amount is estimated. Impairment is necessary when the carrying amount of an asset or the related cash-generating unit exceeds the recoverable amount. The corresponding impairment is expensed.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

2.7.1 Determination of Recoverable Amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. Value in use is determined by discounting the estimated future cash flows to be derived from continuing use of the asset up until its ultimate disposal. The discount rate is based on a pre-tax interest rate that reflects current market assessments of the fair value of money and the risks specific to the asset.

For assets to which no cash flows can be directly attributed, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

2.7.2 Reversal of Impairment Loss

Impairment losses on assets are reversed when assumptions relating to the recoverable amount of the assets change. Impairment losses are only reversed up to the carrying amount of the asset which would have been recorded if the asset had been subject to standard depreciation without impairment.

2.8 Equity

Subscribed capital and the capital reserve are stated at nominal value. Capital reserves are set up for additional paid in capital and for changes relating to share-based payments.

2.9 Employee Benefits

Under the Company’s pension plans, KDG provides employees post-employment benefits under a defined benefit plan. The benefits are unfunded.

The present value of future claims of participants is estimated using actuarial methods based on the amount of benefit earned for their service in the current and prior periods. The liabilities to be recognized in the consolidated balance sheet result from the present value of the defined benefit obligation adjusted for any actuarial gains or losses, and less any past service cost not yet recognized. The discount rate is determined by reference to the capital markets and takes into account the expected maturity of the obligation. KDG engaged qualified external actuaries to perform the necessary actuarial calculations. The obligation is determined using the projected unit credit method.

If the benefits of the pension plan improve, the share of those plan improvements relating to the employees’ previous years of service will be recognized as an expense on a straight-line basis over the period in which the claims vest. If the claims have already vested, the prior service cost is expensed immediately.

In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in the consolidated income statement until the cumulative outstanding amounts exceed a corridor of 10% (“corridor approach”) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to the consolidated income statement over the remaining average service life of the employees entitled to pensions.

2.10 Other Provisions

Other provisions are recognized in the consolidated balance sheet pursuant to IAS 37 when a legal or constructive obligation to a third party arises as a result of past events, an outflow of resources embodying economic benefits will be required to settle the obligation and the anticipated amount of the provision can be reliably estimated. Non-current other provisions are stated at their discounted settlement value on the balance sheet date where the effect of the time value of money is material.

2.11 Trade Payables and Other Liabilities

Trade payables and other liabilities are recorded at amortized cost.

2.12 Revenue and Other Income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The different types of revenue are recognized as follows:

Installation and network connection

Revenue from the installation of the cable connection and the network connection is recognized when the services have been rendered, the costs incurred can be measured reliably and the Company is not obliged to provide any future services.

Rendering of services

Revenue generated by the delivery of analog and digital pay products, Internet and telephone services as well as carriage fees and digital playout facility fees paid by television broadcasters are recognized when services have been provided, the costs incurred can be measured reliably and the Company is not obliged to provide any future services. Prepayments are accounted for by deferring the received payments and amortizing them straight-line over the service period.

When free months are offered to customers in relation to a subscription, the company recognizes the total amount of billable revenue in equal monthly installments over the term of the contract provided that the company has the enforceable and contractual right to deliver the customer with the products after the promotional free month period. If free months are given without a contract at the beginning of a subscription period, the company does not recognize revenues during the free months as the customer’s continuance is not assured.

Sale of goods

Revenue for the sale of digital set-top boxes, cable modems, and other goods (Customer Premises Equipment—CPE) is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Costs and losses in connection with returns are accounted for by accruing the respective amount. If the Company acts as an agent, revenue is only recognized in the amount of the sales commissions.

Multiple Elements Arrangements

For bundled services in multiple element arrangements the Company recognizes revenue for each element on the basis of the relative fair value of each item in the transaction, if there is an evidence of fair value.

2.13 Share-Based Payments

The Company applies IFRS 2. Under IFRS 2, plans which result in share-based payment transactions have to be accounted for as cash-settled if the probability that the interest holder will receive a payment in cash upon settlement rather than the underlying equity instruments. Due to the terms of the different programs at KDG, it is highly likely that the general partner of Cayman Cable Holding L.P.(Cayman) will exercise the existing repurchase option in most cases of the interest holders’ termination of employment and settle in cash. Alternatively, employees leaving the Company may have the option to put their vested interests to Cayman for cash. In the case of a put or call, the employee is generally protected from decreases in fair value below their initial investment amount. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests in the Management Equity

Participation Program I (“MEP I”) which was a share acquisition program the costs of cash-settled transactions are measured initially based on the notional amount paid.

For MEP II and III, which were option programs, the costs of cash-settled transactions are measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted because it is typically not possible to reliably estimate the fair value of employee services received. This fair value is expensed over the period until vesting with recognition of a corresponding liability.

For all MEP programs the services received during the vesting periods and, therefore, the corresponding liabilities are re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the consolidated income statement.

2.14 Taxes on Income

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted by the balance sheet date.

Except for those cases described below, deferred income tax is provided using the liability method on all temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the balance sheet date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•       where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•       for temporary taxable differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all temporary deductible differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized:

•       except where the deferred income tax asset relating to the temporary deductible difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss;

•       except that temporary deductible differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognized directly in equity are recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.15 Key Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in the consolidated income statement when better information is available.

2.15.1 Key Judgments

In the process of applying KDG’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements.

Hedges

The Company has entered into interest rate swaps, interest rate caps and currency swaps to hedge its risks resulting from exposure to changes in interest rates and foreign currency rates. All of these derivative instruments have been accounted for in accordance with IAS 39 at fair value irrespective of the purpose or the intention for which they were used. The currency swaps were classified as cash flow hedges.

The interest rate swaps had previously been designated as hedging instruments in a cash flow hedge relationship. Due to the IFRIC final agenda decision of March 2007 regarding “Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”, the Company reassessed the hedge relationship. The method used to assess hedge effectiveness in the past is no longer deemed appropriate under IFRS. The Company reassessed the hedge relationship. Therefore, comparative figures for preceding annual periods were adjusted. (see also 1.2)

Share-based payments

At the date of the financial statements, the Company has three Management Equity Participation Programs (MEP I, MEP II, MEP III) in place. MEP I provides direct and indirect—via Kabel Management Beteiligungs GbR—ownership in Cayman Cable Holding L.P., the ultimate parent company of KDG and LuxCo. MEP II and III provide options in Cayman Cable Holding L.P. interests. For accounting purposes, the Company applies IFRS 2 to its Management Equity Participation Programs. For cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as an expense and a corresponding increase in other liabilities. Additionally, some members of MEP I, II and III have received proceeds resulting from the sale of their interests or options. These proceeds resulted in the reversal of the respective liabilities recognized in earlier periods.

Operating Leases for CPE

The Company offers products that contain signal delivery and the right to use hardware devices. The hardware devices are essential for the signal delivery to the customer. Since the fulfillment of these arrangements is dependent on the use of a specific asset and the arrangements convey a right to use the asset, the contracts contain a lease in accordance with IFRIC 4 (KDG as lessor).

Hardware devices are recognized as equipment in accordance with IAS 16 and amortized over the useful life which is three years.

Operating lease cable ducts

In certain cases KDG leases space in the cable ducts of Deutsche Telekom AG (“DTAG”) to house KDG’s network cable. The Company has determined that it retains no significant risks and rewards of ownership of these cable ducts and, therefore, accounts for the leases as operating leases.

Finance lease transponders

The Company has leased specific satellite transponders in order to transmit audio and video signals. The Company has determined that the rights to use specific transponders have been transferred and that the lease term of specific transponders covers the major part of the economic life of the transponders. Therefore, the Company has classified and accounted for the leases as finance leases according to IAS 17.

2.15.2 Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Hedges

The fair values of the derivative financial instruments as of the balance sheet date have been estimated at the net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). The total fair values of the derivative financial instruments amounted to T€-53,191, T€-26,461 and T€-91,040 as of March 31, 2007, March 31, 2006 and 2005, respectively.

Share-based payments

At each balance sheet date through March 31, 2006, the carrying amount of the repurchase liability for vested MEP I interests has been based on a formula (as required under the Partnership agreement) which was originally intended to approximate the fair price for repurchase of the respective interests in Cayman Cable Holding L.P. Due to the fact, that the fair price formula no longer approximated the fair value of the interests issued under MEP I adequately the Partners of Cayman Cable Holding L.P. agreed to change the definition of the fair price in the fifth amendment to the Partnership agreement dated April 19, 2007. The fair price is now based on market conditions for the respective interests and the carrying amount is calculated on that basis. The change in the fair price estimation resulted in an increase in personnel expenses in the amount of T€36,836 for the year ended March 31, 2007.

The measurement of the fair value at grant date with respect to the MEP II and MEP III option plans is based on the Black-Scholes option pricing model. The main parameters, the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date were estimated by the Company.

The Company recognized expenses with respect to all MEP plans in an amount of T€41,791, T€19,232 and T€35,354 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Internally Developed Software

The Company recognized intangible assets developed internally (consisting of software used by the Company) to the extent the criteria of IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured.

Customer List

The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the average number of terminations and the term of the average contract life. The book value of the customer list amounted to T€382,387, T€460,483 and T€530,858 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Provision for Pensions

With respect to the actuarial calculation of the provision for pensions, the Company estimated the discount rate, future salary increases, future pension increases and the discount rate. As of March 31, 2007, March 31, 2006 and March 31, 2005, the provision for pensions amounted to T€24,171, T€19,798 and T€17,579, respectively.

Asset Retirement Obligations

The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the technical facilities. Approximately 92% of KDG’s obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDG assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years. The remaining 8% of the asset retirement obligations are divided into accruals for radio link systems (AMTV), furniture and fixtures and miscellaneous restoration obligations. The asset retirement obligations amounted to T€20,562, T€19,964 and T€18,041 as of March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

2.16 Accounting Standards Recently Issued by IASB

The Company applied all IFRSs and IFRIC interpretations issued by the IASB, London, that are effective as of March 31, 2007, adopted by the EU and applicable to the Company. The designation IFRS also includes all valid IAS. All interpretations of the IFRIC, formerly the SIC, were also applied.

Accounting Standards Recently Issued by IASB and Applied by the Company

Additionally to the IFRSs and IFRIC Interpretations already applied by the Company in the fiscal year ending March 31, 2006, it has adopted the following amended IFRS standards and IFRIC interpretation during the year ending March 31, 2007. Adoption of these revised standards and interpretation did not have any effect except the following on the financial statements of the Company.

IAS 19: Amendment—Employee Benefits

As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has resulted in additional disclosures being included for the years ending March 31, 2007 and March 31, 2006 but has not had a recognition or measurement impact, as the Company chose not to apply the new option offered to recognise actuarial gains and losses outside of the income statement.

IAS 21: Amendments—The Effects of Changes in Foreign Currency Exchange Rates

IAS 39: Financial Instruments: Recognition and Measurement

IFRIC 4: Determining whether an Arrangement contains a Lease

The requirements of IFRIC 4 regarding the determination whether an arrangement contains a lease have already been taken into consideration by the Company for the assessment of potential lease arrangements prior to April 1, 2006. Therefore, no changes in accounting occurred due to the explicit application of IFRIC 4.

Accounting Standards Recently Issued by IASB and not yet Applied by the Company

The Company has not applied the following IFRS and IFRIC interpretations that have been issued and have been endorsed by the EU but are not effective as of March 31, 2007:

In August 2005, the IASB issued an amendment to IAS 1, “Presentation of Financial Instruments—Capital Disclosures”. The amendment requires disclosures regarding an entity’s objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007. The Company expects to adopt this amended standard beginning April 1, 2007. The amendment to IAS 1 is not expected to lead to material changes in relevant disclosures.

In December 2004, the IASB published IFRS 7 “Financial Instruments: Disclosures”. This standard results in a fundamental restructuring of the disclosure obligations for financial instruments and combines all disclosure regulations for financial instruments in a new standard. IFRS 7 requires disclosure of information on the importance of financial instruments for the asset and income situation of companies. In addition it contains new requirements for reporting on risks, which are associated with financial instruments. Also associated with the adoption of IFRS 7 is an expansion of IAS 1 “Presentation of Financial Statements”. Qualitative information is to be disclosed on objectives, methods and processes for the management of capital. In addition external minimum capital claims, infringements of these as well as the resulting consequences are to be disclosed. IFRS 7 is effective for reporting periods beginning on or after January 1, 2007. The Company expects to adopt IFRS 7 beginning April 1, 2007. The adoption of this interpretation is expected to lead to extensive additional quantitative and qualitative disclosures with respect to the relevance of financial instruments for the financial, assets and income position. The disclosures have to be based on a management approach.

In January 2006, the IFRIC issued IFRIC interpretation 8, “Scope of IFRS 2” (“IFRIC 8”). The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently no or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 would therefore apply. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006. The Company expects to adopt IFRIC 8 beginning April 1, 2007. The adoption of this interpretation is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In March 2006, the IFRIC issued IFRIC interpretation 9, “Reassessment of Embedded Derivatives” (“IFRIC 9”). The interpretation clarifies whether an embedded derivative has to be separated from a newly entered contract under IAS 39 only when a new contract is entered into or even subsequently. A subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly changes the cash flows of the contract. IFRIC 9 applies for all annual periods beginning on or after June 1, 2006. The Company expects to adopt IFRIC 9 beginning April 1, 2007. The adoption of this interpretation is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

The Company has not applied the following IFRSs and IFRIC interpretations that have been issued but have not yet been endorsed by the EU and are not effective as of March 31, 2007:

In March 2007, the IASB issued a revised version of IAS 23 “Borrowing costs”. The revised standard requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of qualifying assets as a part of the costs of that asset. Under this standard an entity does not have to capitalize borrowing costs relating to qualifying assets measured at fair value, or to inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial time to produce. The revised Standard is effective for annual periods beginning on or after January 1, 2009. The Company expects to adopt the amended IAS 23 beginning April 1, 2007. It is not expected that the adoption of amendments will have a material impact on the Company’s operations, financial position or cash flow.

In November 2006, the IASB issued IFRS 8 “Operating Segments”. The standard requires an entity to report financial and descriptive information about its reportable segments. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. The standard also requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about revenues derived from its products or services, about the countries in which it earns revenues and holds assets, and about major customers. The provisions of IFRS 8 are effective for annual periods beginning on or after January 1, 2009. The Company expects to adopt the amended IFRS 8 beginning April 1, 2009. It is not expected that the adoption of IFRS 8 will have a material impact on the Company’s results of operations, financial position or cash flow.

In July 2006, the IFRIC issued IFRIC interpretation 10, “Interim Financial Reporting and Impairment” (“IFRIC 10”). The Interpretation clarifies that impairment losses being recognized in interim financial statements which are not allowed to be reversed according to IAS 36 and IAS 39 shall not be reversed in subsequent interim financial statements or consolidated financial statements. IFRIC 10 applies for annual periods beginning on or after November 1, 2006. The Company expects to adopt IFRIC 10 beginning April 1, 2007. The adoption of this interpretion is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In November 2006, the IFRIC issued IFRIC interpretation 11, “IFRS 2—Group and Treasure Share Transaction” (“IFRIC 11”). The interpretation provides guidelines for three different situations related to share-based payments. It clarifies that share-based payment arrangements involving an entity’s own equity instruments which it has to buy back (treasury shares) to fulfill its obligations have to be accounted for as an equity-settled share-based payment transaction. Furthermore, it provides guidance regarding the application of IFRS 2 for share-based payment transactions where an entity grants its employees rights to equity instruments and the equity instruments are provided by the shareholders. IFRIC 11 becomes effective for financial years beginning on or after March 1, 2007. The Company expects to adopt IFRIC 11 beginning April 1, 2007. The adoption of this interpretation is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In November 2006, the IFRIC issued IFRIC interpretation 12, “Service Concession Agreements” (“IFRIC 12”). The interpretation addresses how service concession operators should apply existing IFRSs to account for the obligations they assume and rights they receive in service concession arrangements. In one type of such an arrangement, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading a public sector asset. In the other type of such an arrangement, the operator receives an intangible asset, i.e., a right to charge for the use of the public sector asset that it contracts or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent to the extent to which the public uses the service. IFRIC 12 allows for the possibility that both types of arrangements may exist within a single contract. To the extent that the government has given an unconditional guarantee to pay for the construction of the public sector asset, the operator owns a financial asset. To the extent that the operator has to rely on the public using the service in order to obtain payment, the operator owns an intangible asset. IFRIC 12 applies for all annual periods beginning on or after January 1, 2008. The Company expects to adopt IFRIC 12 beginning April 1, 2008. The adoption of this interpretation is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

3.                 Notes to the Income Statement

3.1 Revenues

Revenues were, for the most part, generated in Germany as follows:

	Apr. 1, 2006 - Mar. 31, 2007	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005
	T€	T€	T€
Cable access revenues	845,562	839,276	850,073
TV/Radio revenues	162,987	137,839	126,433
Internet revenues	24,241	7,008	2,775
Phone revenues	32,299	2,842	0
TKS Revenues	28,090	25,168	23,894
	1,093,179	1,012,133	1,003,175

Cable access revenues are primarily made up of monthly subscription fees paid for access to our network and the delivery of analog and digital signals to both our direct and indirect subscribers. We also receive one time fees for the installation of a cable television subscriber.

TV/Radio revenues are primarily generated by subscription fees paid by our customers for Kabel Digital International, Kabel Digital Basic and Kabel Digital Home. The Company sells its pay TV packages directly to consumers and indirectly through certain Level 4 operators. Revenues are also generated by sales of CPE, digital and analog carriage fees and fees for the use of the digital platform.

Internet revenues are primarily comprised of monthly subscription fees for internet services and, to a much lesser extent, revenues from one time installation fees and the sale of CPE.

Phone revenues are primarily comprised of monthly subscription fees and variable fees based on usage and, to a much lesser extent, revenues from one time installation fees and the sale of CPE.

TKS revenues primarily relate to revenues generated by TKS for providing cable television, Internet & Phone services to the NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG’s (“DTAG”) who prefer English language bills. Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases such as prepaid mobile phones, cashcards etc. and, since the quarter ended December 31, 2006, lease contracts for mobile phones (product name “TKS-Mobile”) specially designed for personnel on NATO military bases.

3.2 Cost of Services Rendered

	Fiscal Year Ended March 31,
	2007	2006	2005
	(in T€)
Cost of materials and services	288,120	257,357	250,415
thereof service level agreements	168,506	169,715	172,352
Personnel expenses	63,018	53,449	50,481
Depreciation and amortization	133,123	117,428	206,691
thereof intangible assets	4,976	4,342	2,511
thereof tangible assets	128,147	113,086	204,180
Other cost and expenses	82,829	61,821	65,758
Total Cost of Service Rendered	567,090	490,055	573,345

Included in cost of services rendered are primarily costs of materials and services including charges related to service level agreements for services provided by DTAG as well as personnel expenses, depreciation and amortization and other cost and expenses. These other costs are primarily comprised of copyright expenses, fees for the “Bayerische Medienanstalt”, IT support and other miscellaneous expense.

3.3 Other Operating Income

Other operating income amounts to T€13,215, T€12,522 and T€17,878, respectively for the years ended March 31, 2007, March 31, 2006 and March 31, 2005 and primarily consists of administrative fees charged to customers who do not pay their subscription fee by direct debit amounting to T€3,348 and T€3,103 respectively for the years ended March 31, 2007 and March 31, 2006 and insurance recoveries related to damaged property, marketing subsidies and other income amounting to T€1,363 and T€1,624 for the years ended March 31, 2007 and March 31, 2006.

3.4 Selling Expenses

	Fiscal Year Ended March 31,
	2007	2006	2005
	(in T€)
Cost of materials and services	27,139	19,418	6,500
thereof CPE sold	9,587	3,109	0
Personnel expenses	70,515	70,425	72,216
Depreciation and amortization	95,983	88,155	81,249
thereof intangible assets	92,783	86,631	79,359
thereof tangible assets	3,200	1,524	1,890
Other cost and expenses	125,015	99,049	102,487
Total Selling Expenses	318,652	277,047	262,452

Selling expenses primarily consist of costs of materials and services including the sale of CPE, personnel expenses for sales and marketing employees, depreciation and amortization expense primarily relating to the customer list and other cost and expenses including marketing and advertising expenses, sales commissions and other miscellaneous expenses.

3.5 General and Administrative Expenses

	Fiscal Year Ended March 31,
	2007	2006	2005
	(in T€)
Personnel expenses	76,065	41,134	43,887
Depreciation and amortization	17,512	15,161	9,789
thereof intangible assets	13,941	11,938	6,481
thereof tangible assets	3,571	3,223	3,308
Other cost and expenses	47,377	46,127	56,647
Total General and Administative Expenses	140,954	102,422	110,323

General and administrative expenses which are related to headquarter functions primarily include personnel expenses related to headquarter personnel, depreciation and amortization for IT and standard software licenses and other cost and expenses including external consulting expense IT-support and other miscellaneous expenses.

3.6 Personnel Expenses

Personnel expenses are comprised of the following:

	Apr. 1, 2006 - Mar. 31, 2007	Apr. 1, 2005 - Mar.31, 2006	Apr. 1, 2004 - Mar. 31, 2005
	T€	T€	T€
Wages and salaries	179,202	136,265	138,982
Social security	30,396	28,743	27,602
	209,598	165,008	166,584

Starting fiscal year 2006/07 the Company has changed the allocation of cost for material and services and personnel expenses included in cost of services rendered. For comparison purposes the Company has also reallocated cost for material and services and personnel expenses for prior year. Therefore compared with prior year cost of material and services increased by T€14,106 and personnel expenses decreased by T€14,106 and in the period ended March 31, 2005 cost of materials and services increased by T€13,529 and personnel expenses decreased by T€13,529. There is no effect on the presentation of the profit and loss statement because reallocation took only place in cost of services rendered.

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, personnel expenses are allocated to costs of services rendered T€63,018, T€53,449 and T€50,481, respectively, selling expenses T€70,515, T€70,425 and T€72,216, respectively, and general and administrative expenses T€76,065, T€41,134 and T€43,887, respectively.

Included in wages and salaries are personnel expenses related to MEP plans amounting to T€41,791, T€19,232 and T€35,354 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively. These expenses are allocated to costs of services rendered T€295, T€584 and T€1,544, respectively, selling expenses T€2,731, T€8,846 and T€18,389, respectively, and general and administrative expenses T€38,765, T€9,802 and T€15,421, respectively.

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, social security includes T€4,663, T€3,450 and T€3,384, respectively, for expenses related to the defined benefit pension plans. These expenses are allocated to costs of services rendered T€1,030, T€1,158 and T€1,324, respectively, selling expenses T€1,368, T€626 and T€637, respectively, general and administrative expenses T€1,079, T€647 and T€392, respectively, and interest expenses T€1,186, T€1,019 and T€1,031, respectively. Furthermore for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, social security includes T€20,458, T€19,494 and T€17,419, respectively, for statutory social security contributions. These expenses are allocated to costs of services rendered T€7,725, T€7,438 and T€7,186 respectively, selling expenses T€8,611, T€8,071 and T€6,706, respectively, general and administrative expenses T€4,122, T€3,985 and T€3,527, respectively. In the years ended March 31, 2007, March 31, 2006 and March 31, 2005, an average of 2,781, 2,625 and 2,513, respectively, people were employed.

Personnel expenses for the restructuring plans amounted to T€14,302 in the fiscal year ended March 31, 2007. T€12,567 of these personnel expenses are related to the access segment and T€1,735 are recorded in the reconciliation segment. Additional expenses related to the restructuring plans were recorded in the fiscal year ending March 31, 2007 due to expenses for rent amounting to T€79 in the segment reconciliation. For further information regarding restructuring plans see 4.13.

3.7 Interest Expense and Income

	Fiscal Year Ended March 31,
	2007	2006	2005
	(in T€)
Senior Notes	78,465	78,465	60,629
Senior Credit Facility	68,607	72,163	98,627
Amortization of Capitalized Finance Fees	9,819	66,900	5,560
Finance Lease	2,675	2,657	2,937
Pensions	1,186	1,019	1,031
Asset Retirement Obligations	888	723	648
Transaction Costs for Bridge Facility	0	7,535	4,200
Interest Hedge	-8,655	-16,758	5,006
Other	2,685	2,396	7,625
Total Interest Expenses	155,670	215,100	186,263

Interest expense includes interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other. Included in interest expenses for the fiscal year ended March 31, 2006 is a positive adjustment related to a retroactive de-designation of the Company’s hedge relationship.

(see the definition of all terms above in section 4.11).

The interest expense for the fiscal year ended March 31, 2005 includes transaction costs associated with arranging and closing the Senior Credit Facility and the 2014 Senior Notes.

Interest Income

Interest income for the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005 amounts to T€3,563, T€2,774 and T€11,397, respectively and primarily relates to interest income on bank deposits. Interest income for the year ended March 31, 2005 included T€6,091 generated from a note receivable of T€149,975 from LuxCo. The interest generated by the LuxCo note receivable was subsequently waived as part of a dividend distribution in an amount of T€156,066 made in December 2004. Interest income will remain a small contributor to the Company’s operating results in the future.

3.8 Taxes on Income

Major components of income tax expense for the years ended March 31, 2007, March 31, 2006 and March 31, 2005 are:

	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006	Apr. 1, 2004- Mar. 31, 2005
	T€	T€	T€
Consolidated income statement
Current income tax
Current income tax charge	2,907	2,701	3,556
Prior year income tax charge/release	-2,138	427	2,010
Deferred income tax
Relating to origination and reversal of temporary differences	26,795	8,539	1,414
Income tax expense (+) / income (-) reported in consolidated income statement	27,564	11,667	6,980

	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006	Apr. 1, 2004- Mar. 31, 2005
	T€	T€	T€
Consolidated statement of changes in equity
Deferred income tax
Net deferred income on revaluation of hedges	13,421	-18,580	27,841
Net loss/Profit on revaluation of financial instruments	-18,003	12,803	-13,425
Net deferred income on revaluation of hedges of prior years (IFRS 1.36A)	0	0	5,876
Net loss on transaction cost from prior years (IFRS 1.36A)	0	0	-37,906
Income tax benefit (+)/expense (-) reported in equity	-4,582	-5,777	-17,614

A reconciliation of income taxes for the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005, determined using a combined statutory rate of 39.19 % for corporate and trade tax to actual income tax expense as recorded on the income statement, is as follows:

	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006	Apr. 1, 2004- Mar. 31, 2005
	T€	T€	T€
Loss before income tax	-71,705	-56,831	-99,530
Notional tax income at KDG’s statutory income tax rate of 39.19% (2005 and 2004: 39.19%)	-28,101	-22,272	-39,005
Adjustments in respect of current income tax of previous years	-2,138	427	2,010
Unrecognized tax losses	30,679	16,587	16,339
Non-deductible expenses	25,939	17,324	28,603
Tax-free income portions	-77	0	-76
Other	1,262	-399	-891
Income tax benefit (+)/expense (-) according to the income statement	27,564	11,667	6,980

Deferred income taxes

Deferred income taxes at March 31, 2007, March 31, 2006 and March 31, 2005 relate to the following:

				Consolidated income statement
	Consolidated balance sheet			Apr. 1, 2006 -	Apr. 1, 2005 -	Apr. 1, 2004 -
	2007	2006	2005	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€	T€	T€	T€
Deferred income tax liabilties
Debt issuance cost	24,157	16,512	42,172	7,645	-25,660	4,266
Fair value adjustments customer list	28,103	32,626	35,374	-5,884	-2,748	-5,810
Accelerated depreciation for tax purposes	96,617	57,824	14,704	38,793	43,120	14,704
Asset Retirement Obligation	9,083	5,021	6,059	4,062	-1,038	-254
Fair value adjustments fixed assets	910	4,500	4,239	-3,590	261	-1,212
Intangible assets	3,149	3,725	3,487	-576	238	1,604
Financial instruments	18,625	622	13,425	0	0	0
Finance lease contracts	0	88	185	-88	-97	-96
Revenue Recognition	6,479	0	0	6,479	0	0
Other	88	0	0	88	0	0
Gross deferred income tax liabilities	187,211	120,918	119,645
Offsetting with deferred tax assets	-104,552	-70,967	-84,082
Net deferred income tax liability	82,659	49,951	35,563
Deferred income tax
Tangible assets	738	0	0	-738	0	0
Hedges	20,559	10,498	35,679	3,360	6,601	-1,961
Receivables	17,027	12,165	8,384	-4,862	-3,781	-2,968
Other accruals	65	1,435	857	1,370	-578	545
Pension	1,191	748	873	-443	125	-300
Finance Lease contracts	1,319	1,080	782	-239	-298	-408
Tax loss carryforwards	64,018	45,437	37,831	-18,580	-7,606	-6,696
Gross deferred income tax assets	104,917	71,363	84,406
Offsetting with deferred tax liabilities	-104,552	-70,967	-84,082
Net deferred income tax asset	365	396	324
Deferred income tax charge				26,797	8,539	1,414

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, deferred tax assets on corporate income tax loss carryforwards of KDG in the amount of T€219,621, T€145,433 and T€111,844, respectively and trade tax loss carryforwards of KDG in the amount of T€47,550, T€55,261 and T€61,781, respectively were recognized. In accordance with IAS 12, the Company has assessed that the deferred tax assets for these tax loss carryforwards are probable to be realized under consideration of the German minimum taxation rules. The tax loss carryforwards do not expire under current law.

Deferred tax assets on further corporate income tax loss carryforwards of KDG in an amount of approximately T€250,000, T€250,000 and T€200,000, respectively for the years ended March 31, 2007,

March 31, 2006 and March 31, 2005 and trade tax loss carryforwards in the amount of approximately T€176,000, T€79,000 and T€52,000, respectively have not been recognized due to uncertain recoverability.

The anticipated tax rate of 39.19% (2006 and 2005: 39.19%) is based on the corporate income tax rate of 25%, a solidarity surcharge of 5.5% on corporate income tax and a trade tax rate of 17,4%.

Liabilities due to Income Taxes

The liabilities due to income taxes of T€14,157, T€19,419 and T€23,251, respectively for the years ended March 31, 2007, March 31, 2006 and March 31, 2005 in the balance sheet relate to corporate and trade tax.

4.                 Notes to the Balance Sheet

4.1 Cash and Cash Equivalents

Cash and cash equivalents are primarily comprised of cash bank balances (T€54,108, T€175,471 and T€102,908, respectively for the years ended March 31, 2007, March 31, 2006 and March 31, 2005) and money market funds (T€0, T€49,621 and T€29,849, respectively).

The Company invested in the previous year in certain money market funds which carried a credit rating for long-term investment of AAA and AA and in short-term money market funds with ratings of A1 plus and A1 (as rated by Standard and Poor’s Fund Research Rating and Moody’s Fund Research Rating). These money market funds required notice periods of up to three days to access the cash. Money market funds were stated at market value. Changes in market value were recognized as interest income or expense.

4.2 Receivables

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Gross Trade receivables	160,683	160,630	129,814
Bad debt allowance	-59,313	-39,831	-48,356
Trade Receivables	101,370	120,799	81,458
Receivables from Affiliates	1,019	1,566	915
Receivables from Associates	108	590	5
Receivables from Shareholders	0	351	351
	1,127	2,507	1,271

	Balance at Beginning of Period	Provision for Bad Debt	Deduction/ Write-Offs and other Charges	Balance at End of Period
	T€	T€	T€	T€
Fiscal year ended March 31, 2007 Allowance for doubtful accounts	-39,831	-25,014	5,532	-59,313
Fiscal year ended March 31, 2006 Allowance for doubtful accounts	-48,356	-6,691	15,216	-39,831
Fiscal year ended March 31, 2005 Allowance for doubtful accounts	-45,481	-11,713	8,838	-48,356

All receivables were pledged in accordance with the Senior Credit Facility Agreement (see 4.11 Financial Liabilities) at March 31, 2007, March 31, 2006 and March 31, 2005.

4.3 Inventories

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Raw materials, consumables and supplies	2,949	2,409	3,026
Work in process	0	71	8
Finished goods and merchandise	21,316	10,973	4,517
thereof carried at net realizable value	1,723	682	0
	24,265	13,453	7,551

The increase in finished goods and merchandise is attributable to the Company’s increasing inventories of CPE related to expanding digital cable access. The total amount of inventories recognized as an expense in the fiscal year ending March 31, 2007 amounts to T€26,020, T€28,863 and T€33,600 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively. Expenses for inventory allowances related to obsolete inventory were approximately T€258, T€1,009 and T€971, respectively. Inventories in an amount of T€6,373, T€3,829 and T€4,554 were pledged in accordance with the Senior Credit Facility Agreement (see 4.11 Financial Liabilities) at March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

4.4 Receivables from Tax Authorities

Receivables from tax authorities relate to corporate income tax, trade tax and solidarity tax contributions and amounted to T€6,266, T€1,473 and T€4,251 as of March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

4.5 Other Current Assets and Prepaid Expenses

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
VAT refund claims	4,321	4,351	3,335
Creditors with debit balances	1,768	1,238	1,620
Deposits	1,691	1,385	1,114
Withholding tax	0	1,651	0
Security withheld	357	357	556
Payments in advance	0	0	1,204
Miscellaneous other receivables	634	5,129	1,275
Current prepaid expenses
Deferred Costs for Equipment located at customer locations	9,916	8,342	0
Insurance	2,937	3,303	4,050
Other	7,846	7,436	20,364
	29,470	33,192	33,518

As of March 31, 2007 other current prepaid expenses primarily consisted of prepaid cost for transaction cost, interest, fees and contributions, broadband fees and prepaid expenses for maintenance.

4.6 Intangible Assets

Software and Licenses and other Contractual and Legal Rights

Software and licenses primarily consist of software licenses for standard business software and costs related to the customer care and billing system. The software is being amortized on a straight-line basis over three to six years through October 2010.

Beginning April 1, 2006, the Company modified the conditions related to the minimum duration of customer contracts. Due to this modification, the Company began to capitalize the related sales commissions of its sales agents and the costs of call center representatives based on future contractual revenue streams. The amortization period of these amounts is 8.5 years for cable access contracts which is based on the estimated average life of an access customer relationship and 12 or 24 months for digital pay and Internet & Phone contracts which is based on the fixed term period of those customer contracts. Amortization is calculated based on the straight-line method. For the fiscal year ended March 31, 2007, sales commissions in an amount of T€17,384 were capitalized in software and licences and other contractual and legal rights. The amortization of sales commissions was T€4,806 for the fiscal year ended March 31, 2007.

Internally Developed Software

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively, approximately T€1,048, T€3,042 and T€4,942 of costs for internally developed software were capitalized. For the year ended March 31, 2007, costs for internally developed software comprised of T€366 for internally developed software and T€682 for prepayments for internally developed software. These amounts relate to costs incurred in the development of company-specific software applications, particularly for its customer care and billing systems, Smile BK and digital pay TV. The software is being amortized over a period of 6 years. The remaining useful life of all internally developed software is between 1.5 - 3.5 years.

Customer List

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively, the Company recorded additions in the customer list of T€5,713, T€6,178 and T€15,205. The remaining useful life of the customer list is between 4.5 – 8.5 years.

For further information relating to intangible assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

4.7 Property and Equipment

Asset Retirement Obligation

In many cases KDG leases space in the cable ducts of DTAG to house KDG’s cable network. Related to these leases, KDG is subject to contractual asset retirement obligations. The costs were estimated at T€17,477 and were capitalized as of April 1, 2003. Further additions related to new asset retirement obligations in an amount of T€933 were recognized as of March 31, 2007. Depreciation is charged over the normal useful life of the respective assets which resulted in a depreciation expense of T€1,509, T€1,260 and T€3,093 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Due to a change in estimate with respect to the interest rate as of March 31, 2007, the capitalized costs were reduced by an amount of T€1,182, in the prior year, additional costs in an amount of T€1,927 were capitalized.

Operating Lease for CPE

To get connection to internet and phone services as well as to receive digital pay TV, the Company leases the necessary equipment to the customers. These leases for which the Company is the lessor, are classified as an operating lease. Therefore, the Company capitalized the CPE as fixed assets based on acquisition cost and the cost of removing the asset at the end of the lease. Over the useful life of 3 years the assets are depreciated using the straight-line method. CPE is presented as part of technical equipment. As of March 31, 2007 the net book value of CPE amounted to T€4,352, T€0 in the prior year.

Finance Lease

KDG leased Level-4 networks with a net book value of T€44, T€735 and T€1,481, respectively as of March 31, 2007, March 31, 2006 and March 31, 2005. During the year ended March 31, 2007, KDG expensed T€691, T€746 and T€746, respectively as depreciation and T€171, T€184 and T€184, respectively as interest expense related to these finance leases and paid T€637, T€684 and T€500, respectively to reduce the financial liability as of March 31, 2007, March 31, 2006 and March 31, 2005. Future lease payments amounted to T€61 (thereof within one year T€61), T€698 (thereof within one year T€637) and T€1,382 (thereof within one year T€684) for the years ended March 31, 2007, March 31, 2006 and March 31, 2005.

As of March 31, 2007, the Company leased certain transponders under finance leases through 2012. As of March 31, 2007, March 31, 2006 and March 31, 2005, the net book value of the capitalized transponders totaled T€38,449, T€28,802 and T€33,537, respectively. During the year ended March 31, 2007, March 31, 2006 and March 31, 2005, KDG recorded depreciation expense of T€5,664, T€4,735 and T€4,735, respectively. The Company also recorded interest expense related to these finance leases of T€2,504, T€2,473 and T€2,753 for the fiscal year ended March 31, 2007, 2006 and 2005, respectively and paid T€5,145, T€3,973 and T€3,693, respectively, to reduce the financial liability.

There is an option to extend the contract duration related to the lease of certain transponders by another five year period by mutual agreement of the parties, which must be reached at least six months before the expiry of the first five year period.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2007		2006		2005
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	T€	T€	T€	T€	T€	T€
Within one year	10,008	7,184	7,083	4,740	7,130	4,473
After one year but not more than five years	39,481	34,141	25,843	20,635	26,480	19,650
After five years	536	534	6,982	6,693	13,428	12,418
Total minimum lease payments	50,025	41,859	39,908	32,068	47,038	36,541
Less amounts representing finance charges	8,166		7,840		10,497
Present value of minimum lease payments	41,859		32,068		36,541

For further information relating to property and equipment, reference is made to the fixed asset registers in Appendix 1, Appendix 2 and Appendix 3.

4.8 Equity Investments in Associates

The carrying value of equity investments in associates is increased by the Company’s share of income and reduced by dividends received. Net additions from associates amounted to T€120, net deductions to associates T€276 and net additions to associates T€205, respectively for the years ended March 31, 2007, March 31, 2006 and March 31, 2005 and reflect KDG’s share of income recorded by associates in the amount of T€440, T€491 and T€654, respectively and the receipt of dividends in the amount of T€320, T€766 and T€448, respectively. The fiscal year of all associates is the period from January 1 to December 31.

Associates’ accumulated balance sheets	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
	T€	T€	T€
Assets	103,230	91,273	89,246
Liabilities	86,846	72,337	71,739

Associates’ accumulated revenue and profit	Jan. 1 – Dec. 31, 2006	Jan. 1 – Dec. 31, 2005	Jan. 1 – Dec. 31, 2004
	T€	T€	T€
Revenue	71,203	70,799	71,293
Profit	737	3,300	4,073

For further information relating to financial assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

4.9 Other Current Liabilities

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Liabilities for personnel expenses	28,627	30,385	22,545
Value added and employment taxes	7,742	10,393	5,649
Finance leases	7,184	4,740	4,473
Liabilities for other taxes	1,617	3,069	0
Debtors with credit balances	7,882	2,831	4,993
Social Security	0	0	2,325
Miscellaneous other Liabilities	7,347	18,081	14,987
	60,399	69,499	54,972

4.10 Deferred Income

Deferred income primarily consists of customer prepayments on a quarterly, semi-annual or annual basis.

4.11 Financial Liabilities (current and non-current) and Senior Notes

Current

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Current financial liabilities	36,997	97,473	19,971

As of March 31, 2007, KDG had accrued interest related to the Senior Credit Facility of T€17,335, accrued interest related to the Senior Notes of T€18,885 and other accrued interest of T€777. As of

March 31, 2006, the current financial liabilities mainly included the current repayment obligation of the Senior Credit Facility amounting to T€76,928 (thereof T€75,704 related to the refinancing (see note 5.7) and T€1,224 related to accrued interest), accrued interest related to the Senior Notes amounting to T€19,616 and other accrued interest of T€929. As of March 31, 2005, the current financial liabilities consist only of accrued interest related to the Senior Notes of T€19,971.

Non-current

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Financial Liabilities
Senior Credit Facility	1,127,436	1,147,822	1,159,672
Swap (see note 5.5)	58,606	27,064	91,839
	1,186,042	1,174,886	1,251,511
Senior Notes	672,782	715,771	680,708

Senior Credit Facility

The Senior Credit Facility developed as follows:

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Amount payable	1,150,000	1,225,848	1,226,500
Financing and transaction costs	-25,932	-85,733	-85,733
Accretion	3,368	83,411	18,905
	1,127,436	1,223,526	1,159,672
Thereof current	0	75,704	0
Thereof non-current	1,127,436	1,147,822	1,159,672

On May 12, 2006, KDVS entered into a new senior credit facility agreement. This agreement is comprised of two facilities, a T€1,150,000 term loan facility (Facility A) and a T€200,000 revolving credit facility (Facility B). Facility A and Facility B mature on March 31, 2012 (together the “Senior Credit Facility”). The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”) and a first pledge on 100% of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. The carrying amount of KDVS’ shares amounts to T€2,284. At closing, Facility A was fully drawn and the proceeds (T€1,150,000), along with available cash (T€75,848), were used to repay and extinguish the existing bank facility.

Facility B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Facility B may be used for general corporate purposes. On July 3, 2006, T€40,000 and on October 31, 2006 T€15,000 were borrowed under Facility B. These amounts were repaid during the current fiscal year. As of March 31, 2007, no amounts were outstanding under Facility B.

Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

The margin on the Senior Credit Facility is 2.00% until the first anniversary of the Senior Credit Facility. Thereafter, the margin is based on the ratio of consolidated total net borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percent. per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

KDG pays an annual commitment fee of 0.625% on the undrawn commitment under Facility B.

The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement
• EBITDA to Net Interest	1.75x – 3.00x
• Senior Net Debt to EBITDA	4.00x – 2.00x

Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts, (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

At March 31, 2007, T€1,150,000 was outstanding under Facility A at an interest rate of approximately 5.835%. At March 31, 2007, no amount was outstanding under Facility B. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks.

Senior Notes

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Amount payable	755,553	755,553	755,553
Financing and transaction costs	-42,587	-42,587	-42,587
Accretion	7,342	4,392	1,998
Exchange rate effect	-47,526	-1,587	-34,256
	672,782	715,771	680,708

On July 2, 2004, KDG GmbH issued T€250,000 10.75% Senior Notes (“Euro Notes”) due in 2014 and TUS 610,000 10.625% Senior Notes (“US $ Notes”) due in 2014 (together “2014 Senior Notes”). The dollar denominated Senior Notes were swapped into Euros using a currency swap. Proceeds from the issuance of the 2014 Senior Notes were used to temporarily prepay the borrowings under a subordinated bridge facility and T€475,000 of borrowings outstanding under the Senior Credit Facility.

Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several financial covenants including but not limited to limitations on indebtedness, limitations on asset disposals and limitations on distributions.

At any time prior to July 1, 2009, KDG GmbH may redeem all or part of the 2014 Senior Notes by paying a “make whole premium” which is the sum of:

i)      the present value of the redemption price of such Euro or US $ Note at July 1, 2009 (i.e. 105.375% for the Euro Note and 105.313% for the US $ Note)

ii)    the present value of all required interest payments due on such Notes to and including July 1, 2009 using a discount rate for the Euro Notes equal to the Bund Rate (as defined in the 2014 Senior Notes agreement) and for the US $ Notes equal to the US Treasury Rate (as defined in the 2014 Senior Notes agreement) at such redemption date plus 50 basis points.

At any time after July 1, 2009, the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US $ Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

In case of an Initial Public Offering (“IPO”) before July 1, 2007, KDG GmbH may use the proceeds of equity offerings to redeem up to 35% of the original principal amount of each series of the 2014 Senior Notes at a redemption price equal to 110.750% of the principal amount (of the Euro Notes) or 110.625% of the principal amount (of the US $ Notes), in each case, plus accrued and unpaid interest, provided that at least 65% of the aggregate principal amount of each series of the 2014 Senior Notes remains outstanding after the redemption. Any redemption must occur within 180 days of the closing of the relevant equity offering.

The 2014 Senior Notes are subject to several affirmative and negative covenants which are less strict than under the Senior Credit Facility. However, based on the bond agreement, the Company is required to reconcile the IFRS financial statements to US GAAP at each reporting date.

4.12 Provisions for Pension

The following tables summarize the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the balance sheet for the respective plans:

Net benefit expenses recognized in the consolidated income statement

	Apr. 1, 2006 – Mar. 31, 2007	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005
	T€	T€	T€
Current service cost	3,302	2,409	2,190
Interest expense	1,186	1,019	1,031
Net actuarial losses	273	22	47
Plan disbursements	-98	0	-29
Other	0	0	145
Net benefit expense	4,663	3,450	3,384

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The recognized expense is recorded in the following items in the income statement:

	Apr. 1, 2006 – Mar. 31, 2007	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005
	T€	T€	T€
Cost of services rendered	1,030	1,158	1,324
Selling expenses	1,368	626	637
General and administrative expenses	1,079	647	392
Interest expense	1,186	1,019	1,031
	4,663	3,450	3,384

Benefit Liability

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Defined benefit obligation	29,149	26,385	19,441
Unrecognized actuarial losses	-4,978	-6,587	-1,862
Benefit liability	24,171	19,798	17,579

The Company has several defined benefit pension plans for different groups of employees (collective agreement (CA) employees, non-collective agreement (NCA) employees and other). The majority of the plans are average salary plans, which are in accordance with regulations applicable for public servants. These plans were continued with substantially the same terms upon the purchase of the business from DTAG. The plans for other employees represent individual commitments.

The annual contributions for CA and NCA employees amount to 2.5% of their contractually agreed annual fixed salaries. The annual contributions for NCA employees increase by 9% for salaries lying above the income threshold for contributions to the statutory pension scheme. Each contribution is translated into an insured sum.

The insured sum is calculated by multiplying the contribution by the respective age factor of the employee and is credited to a pension account. From the age of 61 to the onset of retirement, each employee receives an additional annual bonus sum amounting to 6% of the most recent pension account balance. The contribution rates for individual pension commitments are determined on an individual basis.

Changes in the present value of the defined benefit obligation are as follows

	Apr. 1, 2006 – Mar. 31, 2007	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005
	T€	T€	T€
Defined Benefit Obligation at April 1	26,385	19,441	20,007
Current Service Cost	3,302	2,409	2,379
Interest Cost	1,186	1,019	1,031
Actual Benefit Payments	-72	-142	-73
Acquisition / Business Combination	-316	-1,050	-3,598
Actuarial (Gains) / Losses	-1,336	4,708	-306
Defined Benefit Obligation at March 31	29,149	26,385	19,441

The principal assumptions used in determining pension benefit obligations for the Company plans are shown below

Underlying actuarial assumptions

	Apr. 1, 2006 – Mar. 31, 2007	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005
	%	%	%
Discount rate as of March 31	4.80	4.50	5.25
Future salary increases	2.75	2.75 – 3.50	2.75 – 3.50
Future pension increases	1.00 – 1.50	1.00 – 1.50	1.00 – 1.50
Staff turnover	5.00	5.00	5.00

Amounts for the current and previous four periods are as follows

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€	T€
Defined benefit obligation	29,149	26,385	19,441	20,007
Plan assets	0	0	0	0
(Deficit) / surplus	29,149	26,385	19,441	20,007
Experience adjustments on plan liabilities	-210	0	0	0

4.13 Other Provisions (current and non-current)

	Balance as of April 1, 2006	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2007
	T€	T€	T€	T€	T€	T€
Anniversary payments	249	-27	0	4	0	226
Asset retirement obligations	19,964	-41	0	933	-294	20,562
Asset retirement obligations for CPE	0			458	0	458
Restructuring	6,439	-6,065	-40	14,302	0	14,636
Legal fees and litigation costs	1,807	-35	-433	411	0	1,750
Other	1,041	0	-100	780	0	1,721
Total provisions	29,500	-6,168	-573	16,888	-294	39,353

Other provisions can be segregated into current obligations (T€18,107) and non-current obligations (T€21,246).

Due to a change in estimate with respect to the interest rate as of March 31, 2007, the reduction in interest of T€294 consist of T€1,182 for the change in estimate and T€888 for the accretion in interest which is considered in interest expense.

	Balance as of April 1, 2005	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2006
	T€	T€	T€	T€	T€	T€
Anniversary payments	254	-29	0	24	0	249
Asset retirement obligations	18,041	-929	0	2,129	723	19,964
Restructuring	2,470	-811	-1,425	6,205	0	6,439
Legal fees and litigation costs	1,563	-86	0	330	0	1,807
Other	3,490	-4,580	0	2,131	0	1,041
Total provisions	25,818	-6,435	-1,425	10,819	723	29,500

Other provisions can be segregated into current obligations (T€9,288) and non-current obligations (T€20,212).

	Balance as of April 1, 2004	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2005
	T€	T€	T€	T€	T€	T€
Anniversary payments	291	-56	-1	20	0	254
Asset retirement obligations	19,225	-1,822	0	0	638	18,041
Restructuring	11,580	-9,110	0	0	0	2,470
Potential losses from pending transactions	32	-32	0	0	0	0
Legal fees and litigation costs	265	-259	-14	1,571	0	1,563
Other	6,080	-1,362	-2,392	1,164	0	3,490
Total provisions	37,473	-12,641	-2,407	2,755	638	25,818

Other provisions can be segregated into current obligations (T€7,523) and non-current obligations (T€18,295).

Provisions for restructuring

At the end of calendar year 2003, KDG GmbH announced a restructuring plan which included the relocation of its headquarters from Bonn to Unterföhring (Munich), Germany, the centralization of the finance, IT, and corporate services departments into the new headquarters and the restructuring of the network and the sales departments. As of March 31, 2006, approximately T€234 remained as unused restructuring provisions. During the year ended March 31, 2007 an amount of T€194 has been utilized and the remaining T€40 have been reversed.

At the end of fiscal year ended March 31, 2006, KDVS GmbH announced a restructuring plan including the regional technical departments, the central marketing department and the sales department. As of March 31, 2006, T€6,205 remained as a restructuring provision of which T€5,871 was utilized during the financial year ended March 31, 2007. Based on the finalization of the negotiations related to this restructuring, the restructuring accrual increased by T€2,155 and personnel expense in the same amount was recorded. Additional expenses for rent in the amount of T€79 were recorded for this restructuring plan with a related increase in other provisions.

Additional restructuring plans including the centralization of the regional IT-departments from various regions to Unterföhring, the outsourcing of parts of the IT-department and the reorganization of the regional technical departments were announced by KDVS GmbH during fiscal year ended March 31, 2007. The personnel expenses relating to these restructuring plans amounted to T€12,147 during the year ended March 31, 2007.

Provisions for asset retirement obligation

All asset retirement obligation calculations utilize an inflation rate of 2.01% (20-year-OECD-average) and a risk-free interest refinancing rate of 4.8% (prior period: 4.5% and for the period ended March 31, 2005: 5%). The obligation is accreted to the expected payment amount using the effective interest method.

Approximately 92% of KDG’s obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDG assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be replaced after 30 years.

The remaining 8% of the asset retirement obligations are divided into accruals for radio link systems (AMTV), furniture and fixtures and miscellaneous restoration obligations.

A change in estimate with respect to the interest rate as of March 31, 2007 resulted in a decrease of the provision amounting to T€1,182. Further additions for new asset retirement obligations recognized as of March 31, 2007 increased the provision by T€933.

Other

Provisions for other primarily include provisions for obligations due to onerous contracts and premature cancellation of contracts.

4.14 Other Non-Current Liabilities

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Finance leases	34,675	27,328	32,068
Liabilities related to share-based payments (MEP)	57,677	20,187	6,179
Miscellaneous other liabilities	0	0	501
	92,352	47,515	38,748

4.15 Equity

Subscribed capital and capital reserves are stated at nominal value. Shareholders have paid in the full amount of subscribed capital and capital reserves.

Subscribed capital

As of March 31, 2007, the subscribed capital of KDG GmbH is held entirely by the sole shareholder Kabel Deutschland Holding GmbH and is represented by three shares in the following amounts (unchanged since April 1, 2003):

Shareholder	€ per share
Kabel Deutschland Holding GmbH	24,750
Kabel Deutschland Holding GmbH	250
Kabel Deutschland Holding GmbH	1,000,000
1,025,000

Capital reserve

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, changes in the capital reserve relate to share-based payments of T€4,575, T€4,950 and T€35,029, respectively resulting from the repurchase of interests granted under MEP I and the repurchase of interests granted by the Company for exercised options under MEP II and III.

Cash flow hedge reserve

Changes in the fair value of the currency cash flow hedges are recognized directly in equity under cash flow hedge reserve. The accumulated amount is released to profit or loss insofar as the hedged transaction affects profit or loss of the year.

Available-for-sale reserve

Changes in the fair value of financial assets classified as available-for-sale are recognized directly in equity under available-for-sale reserve.

Accumulated deficit

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, the net loss of the period was T€99,269, T€68,498 and T€106,510 respectively.

5.                 Other Notes

5.1 Other Financial Obligations and Contingencies

Leasing and Rental Obligations

KDG has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements have primarily fixed prices, either based on a monthly or unit basis, and are valid for up to thirty years. However, KDG can terminate the agreements with a notice period of 12 to 24 months.

The financial obligations as of March 31, 2007, March 31, 2006 and March 31, 2005 include the obligations arising due to the earliest possible termination date of KDG and are as follows:

		March 31, 2007				March 31, 2006
		Due				Due
	Due	between	more		Due	between	more
	up to	1 and 5	than		up to	1 and 5	than
Type of liability	1 year	years	5 years	Total	1 year	years	5 years	Total
	(in T€)
1. Agreements with DTAG and subsidiaries	209,623	292,102	31,897	533,622	206,980	272,378	24,591	503,949
2. License, rental and operating lease commitments	44,490	77,802	15,760	138,052	62,050	79,605	26,246	167,901
3. Other	30,554	18,380	1,922	50,856	22,152	45,234	2,293	69,679
Total	284,667	388,284	49,579	722,530	291,182	397,217	53,130	741,529

		March 31, 2005
		Due
	Due	between	more
	up to	1 and 5	than
	1 year	years	5 years	Total
1. Agreements with DTAG and subsidiaries	200,176	252,071	12,543	464,790
2. License, rental and operating lease commitments	55,062	79,558	40,673	175,293
3. Other	13,429	12,484	0	25,913
Total	268,667	344,113	53,216	665,996

The lease payments for cable ducts are T€103,450, T€103,928 and T€103,265 for the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 - 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for fifteen years, when the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be cancelled at the option of DTAG. As of March 31, 2007, 2006 and 2005 the total financial obligations for cable ducts amounted to T€2,220,200, T€2,323,465 and T€2,891,423, respectively.

In the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005, KDG had leasing expenses amounting to T€176,058, T€173,783 and T€175,944, respectively.

Contingencies

On December 16, 2003, KDG received notice from Arbeitsgemeinschaft Kabel (“ARGE Kabel”), a copyright collection agency representing small private broadcasters, which indicated that the Company could owe up to approximately T€3,000. This represents 40% of the amount paid to VG Media for copyright fees for the year ended December 31, 2003. The Company believes these fees should be paid by GEMA and VG Media as a condition to certain agreements between the companies and the Company has refused to make the payment. In November 2006, ARGE Kabel filed its claim with the Munich Regional Court. The court proceedings are still pending. After a first oral hearing in April 2007 the Company continues to believe that payment is not probable.

General Risks

In the course of its business activities, the Company faces general economic risks due to relationships with customers, suppliers and employees. In addition, general risks exist regarding obligations under legal and tax authorities. Currently there are no proceedings related to these risks.

5.2 Related Parties

In accordance with IAS 24, persons or companies which are in control of or controlled by KDG GmbH must be disclosed, unless they are already included as consolidated companies in KDG GmbH’s consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in KDG GmbH or, by virtue of an agreement, has the power to control the financial and operating policies of KDG GmbH’s management.

The disclosure requirements under IAS 24 also extend to transactions with associated companies as well as transactions with persons who have significant influence on KDG GmbH’s financial and operating policies, including close family members and intermediate entities. Significant influence is deemed to be exerted by persons holding an interest in KDG GmbH of 20% or more, a seat on the management board or the supervisory board, or other key management positions.

The transactions of KDG with associated companies are all attributable to the ordinary activities of these respective entities.

The parent company of KDG GmbH is KDG HoldCo. The latter company is wholly-owned by LuxCo, which in turn is wholly-owned by Cayman Cable.

Related Party Transactions

KDG GmbH conducted the following transactions with related parties in the fiscal years ended March 31, 2007, 2006 and 2005 (in T€).

	Cayman Cable			Kabel Holding GmbH			LuxCo			Kabelcom Braunschweig(1)
	2006/ 2007	2005/ 2006	2004/ 2005	2006/ 2007	2005/ 2006	2004/ 2005	2006/ 2007	2005/ 2006	2004/ 2005	2006/ 2007	2005/ 2006	2004/ 2005
Goods and services sold	0	0	0	0	0	0	0	0	0	2,963	2,492	2,242
Goods and services purchased	-253	0	0	0	0	0	1	-16	0	150	82	25
Interest income	0	0	0	99	0	0	37	37	6,035	0	0	0
Interest expense	0	0	0	0	0	0	0	0	0	0	0	0
Receivables	253	807	208	0	351	351	760	722	669	94	0	0
Liabilities	0	3,393	1,641	0	0	0	0	0	0	0	0	2

Kabelcom Wolfsburg(2)			RKS GmbH & Co. KG(3)			Kabel-Service Berlin(4)			Kabelcenter München(5)
2006/ 2007	2005/ 2006	2004/ 2005	2006/ 2007	2005/ 2006	2004/ 2005	2006/ 2007	2005/ 2006	2004/ 2005	2006/ 2007	2005/ 2006	2004/ 2005

Goods and services sold	1,798	1,671	945	133	0	0	152	69	61	0	0	0
Goods and services purchased	160	129	112	5	0	0	9	17	23	0	0	0
Interest income	0	0	0	0	0	0	0	0	0	0	0	0
Interest expense	0	0	0	0	0	0	0	0	0	0	0	0
Receivables	0	0	0	0	0	0	14	11	6	0	579	0
Liabilities	1	0	2	323	323	323	0	0	4	0	0	0

Most of the significant contracts with associated companies are signal delivery agreements concluded in the ordinary course of business.

Transactions with Members of the Management Board and the Supervisory Board

Supervisory Board

The Supervisory Board Members received remuneration in the amount of T€68, T€67 and T€114 for the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Certain Supervisory Board Members participate in the Company’s Management Equity Participation Program and hold interests in Cayman Cable Holding L.P. of approximately 2.76%. In the fiscal year ended March 31, 2007, March 31, 2006 and March 31, 2005, the holders of those interests have received non-cash share-based payments due to changes in the carrying amount of the underlying interests in the amount of T€14,680, T€3,023 and T€156, respectively.

In total the Supervisory Board Members received remuneration of T€14,748, T€3,090 and T€270 for the fiscal year ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

(1)      Kabelcom Braunschweig Gesellschaft für Breitband-Kommunikation mbH, Braunschweig

(2)      Kabelcom Wolfsburg Gesellschaft für Breitband-Kommunikation mbH, Wolfsburg

(3)      RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG, Hannover

(4)      Kabel-Service Berlin GmbH, Berlin

(5)      Kabelfernsehen München Servicecenter GmbH—Beteiligungsgesellschaft und Kabelfernsehen München Servicecenter GmbH & Co. KG, Munich

Management

Management received short-term employee benefits of T€3,871 , T€3,129 and T€2,102 as well as post-employment benefits in the amount of T€383, T€377 and T€253 for the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Additionally, Management participates in the Company’s Management Equity Participation Program and holds interests in Cayman Cable Holding L.P. of 1.47% upon which they have received non-cash share-based payments due to changes in the measurement of the carrying amount of the underlying interests in the fiscal year ending March 31, 2007 in the amount of T€15,913. During the fiscal year ending March 31, 2006, members of the Management have not received any share-based payments because of a negative change in the carrying amount. In the fiscal year ended March 31, 2005, Management has received share-based payments due to changes in the measurement of the carrying amount of the underlying interests and proceeds resulting from the sale of shares in LuxCo by Cayman L.P. of T€16,458. In the fiscal year ended March 31, 2006 some members of Management received remunerations due to the sale of interests amounting to T€5,159.

In total, Management received remuneration in the amount of T€19,784, T€8,665 and T€18,813 for the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

For further details regarding share-based payments refer to note 5.4.

Former Members of Management and their surviving dependents

For former Members of Management and their surviving dependents related to pension claims liabilities of T€144, T€147 and T€128 have been recorded for the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Transactions with Shareholders

In the fiscal year ended March 31, 2007, Providence Equity Partners (Shareholder) received Management fees,  Director fees and Transaction fees in the total amount of T€1,882 (prior year: T€100, for the fiscal year ended March 31, 2005: T€3)

5.3 Segment Reporting

For the purposes of segment reporting, KDG’s activities are split into business segments in accordance with IAS 14. Business segments are the primary reporting format. This breakdown is based on the internal management and reporting system and takes into account the different risks and earnings structures of the business segments.

The business activities of KDG and its subsidiaries focus on the operation of cable television networks in Germany. Risks and rewards do not differ within Germany. Therefore, operations do not need to be segmented into geographical segments and the secondary reporting format is not required.

Segment information on intangible and tangible fixed assets, receivables, liabilities and profit or loss is provided in the primary reporting format. This segment information is obtained using the same disclosure and measurement methods as for the consolidated financial statements. There are no significant relationships between the individual segments, and therefore no intersegment relationships need to be eliminated. Any intrasegment relationships have been eliminated.

Cable Access contains all activities and services linked to the customer’s physical access to the Company’s cable network either directly to end customers or indirectly through commercial Level 4 operators or housing associations for which the Company charges a fee.

Cable television access is the basis for free and paid services offered by the Company, including TV and radio services, Internet and telephony services. Currently the Company is revising its strategy of requiring cable access as a basis for the other products offered.

The Company’s cable access business generates revenues through subscription fees, installation fees and other revenues.

TV /Radio

In addition to the access cable television business described in the above section, the Company offers its own pay TV packages. The Company sells its pay TV packages directly to consumers and to a lesser extent indirectly through certain Level 4 operators. We also sell our pay TV packages to an unaffiliated regional cable television operator.

The Company also delivers the pay TV packages of an unaffiliated pay TV operator. In addition to serving its own subscriber base our digital playout center also delivers digital video signals to unaffiliated regional cable television operators in Germany for distribution to the subscribers served by these operators.

Our TV/Radio business generates revenue through subscription fees, CPE sales, carriage fees and fees for services in connection with our digital playout facility.

Internet & Phone

The Company can offer Internet & Phone services to those homes which are passed by its upgraded bi-directional network (630 MHz) and where the Company has or can have a direct relationship with the customer, or where the Level 4 operators allow us to either directly or indirectly provide our services (“Marketable Homes”).

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

TKS, a wholly-owned subsidiary of KDVS, provides cable television, Internet and telephony services to the NATO military personnel based in Germany. It also provides billing services for Deutsche Telekom AG’s (“DTAG”) telephone customers who prefer English language bills. Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases such as prepaid mobile phones, cashcards and, since the quarter ended December 31, 2006, lease contracts for mobile phones (product name “TKS-Mobile”) specially designed for personnel on NATO military bases.

Reconciliation

Reconciliation includes all headquarter functions of the Company such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication, investor relations, purchasing, IT and intercompany elimination.

The segment reporting is as follows:

	Cable Access			TV/Radio			Internet & Phone
	2006/2007	2005/2006	2004/2005	2006/2007	2005/2006	2004/2005	2006/2007	2005/2006	2004/2005
	T€			T€			T€
Revenues	845,562	839,276	850,073	162,987	137,839	126,433	56,540	9,850	2,775
Profit or loss from ordinary activities	238,302	273,635	183,494	13,263	7,854	-7,135	-51,898	-24,252	-6,200
Net finance cost	0	0	0	0	0	0	0	0	0
Depreciation on investments	0	0	0	0	0	0	0	0	0
Income from associates	0	0	0	0	0	0	0	0	0
Taxes on income	0	0	0	0	0	0	0	0	0
Net loss for the financial year	0	0	0	0	0	0	0	0	0
Fixed assets	1,228,322	1,328,982	1,380,711	57,967	4,324	34,823	100,743	9,708	2,312
Trade Receivables	73,719	93,933	60,209	19,992	14,400	19,357	4,787	1,103	198
Unallocated	0	0	0	0	0	0	0	0	0
Assets	1,302,041	1,422,915	1,440,920	77,959	18,724	54,180	105,530	10,811	2,510
Depreciation and amortization	202,892	192,400	278,632	12,975	9,559	7,439	12,175	1,984	431
Additions fixed assets	101,020	60,307	85,933	30,183	5,605	725	125,695	50,787	285
Trade Payables	80,881	90,637	70,991	45,423	14,886	10,558	27,379	1,064	229
Other current liabilities	24,840	21,142	15,050	10,910	5,757	5,037	3,705	1,151	467
Provisions for Pension	16,093	13,183	11,913	1,820	1,491	929	1,363	1,116	758
Current and non-current provisions	33,399	26,398	22,762	2,838	2,745	2,362	935	0	0
Deferred Income	216,493	246,658	243,123	0	0	0	0	0	0
Other non-current liabilities	2,771	2,575	3,211	35,094	27,284	31,558	0	0	0
Unallocated	0	0	0	0	0	0	0	0	0
Liabilities	374,477	400,593	367,050	96,085	52,163	50,444	33,382	3,331	1,454

	TKS			Reconciliation			Total Group
	2006/2007	2005/2006	2004/2005	2006/2007	2005/2006	2004/2005	2006/2007	2005/2006	2004/2005
	T€			T€			T€
Revenues	28,090	25,168	23,894	0	0	0	1,093,179	1,012,133	1,003,175
Profit or loss from ordinary activities	8,274	3,384	5,009	-128,245	-105,490	-100,235	79,696	155,131	74,933
Net finance cost	0	0	0	-152,107	-212,326	174,866	-152,107	-212,326	-174,866
Depreciation on investments	0	0	0	265	-127	-251	265	-127	-251
Income from associates	0	0	0	440	490	654	440	490	654
Taxes on income	0	0	0	-27,565	-11,667	-6,980	-27,565	-11,667	-6,980
Net loss for the financial year	0	0	0	0	0	0	-99,269	-68,498	-106,510
Fixed assets	6,674	5,092	5,160	83,436	80,343	73,313	1,477,142	1,428,449	1,496,319
Trade Receivables	2,872	11,363	1,343	0	0	351	101,370	120,799	81,458
Unallocated	0	0	0	126,975	276,717	180,471	126,975	276,717	180,471
Assets	9,546	16,455	6,503	210,411	357,060	254,135	1,705,487	1,825,965	1,758,248
Depreciation and amortization	1,393	1,478	1,641	17,183	15,323	9,586	246,618	220,744	297,729
Additions fixed assets	3,006	1,395	1,578	38,040	35,551	41,485	297,944	153,645	130,006
Trade Payables	3,599	2,080	3,298	18,236	52,023	34,251	175,518	160,690	119,327
Other current liabilities	1,208	1,035	753	19,736	40,414	33,665	60,399	69,499	54,972
Provisions for Pension	457	374	184	4,438	3,634	3,795	24,171	19,798	17,579
Current and non-current provisions	0	12	694	2,181	345	0	39,353	29,500	25,818
Deferred Income	325	86	379	270	0	0	217,088	246,744	243,502
Other non-current liabilities	0	0	0	54,487	17,656	3,979	92,352	47,515	38,748
Unallocated	0	0	0	1,992,963	2,061,618	2,013,118	1,992,963	2,061,618	2,013,118
Liabilities	5,589	3,587	5,308	2,092,311	2,175,690	2,088,808	2,601,844	2,635,364	2,513,064

The total amount of additions to fixed assets due to acquisitions (T€ 6,454) (see 1.3) is reported in the segment Access for the fiscal year ended March 31, 2007.

5.4 Share-Based Payments

Management Equity Participation Programs (MEP)

At March 31, 2007, the Company has three Management Equity Participation Programs (MEP I, MEP II, MEP III) in place. MEP I provides direct and indirect—via Kabel Management Beteiligungs GbR—ownership in Cayman Cable Holding L.P., the ultimate parent company of KDG, and LuxCo (“the Partnership”). MEP II and III provide options in Cayman Cable Holding L.P. interests. Certain employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions.

MEP I

Certain members of KDG GmbH Management and the Supervisory Board participate in the Cayman Cable Holding L.P. directly as limited partners (the “Direct Management Equity Program I—direct MEP I”) and certain members participate indirectly through interests in Kabel Management Beteiligungs GbR, a separate partnership which is itself a limited partner in Cayman Cable Holding L.P. (the “Indirect Management Equity Program I—indirect MEP I”). The terms of both programs are substantially the same.

On February 11, 2004, Cayman Cable Holding G.P. Co. Ltd. (the general partner) and the limited partners of the Partnership entered into a second amended and restated limited partnership agreement. This agreement sets forth the structure relating to the governance and ownership of the Partnership and the terms of the direct MEP I. Under the direct MEP I, certain members of Management and the Supervisory Board were admitted to the Partnership as limited partners holding common interests in the Partnership. Other members of Management were admitted to the program through ownership in Kabel Management Beteiligungs GbR, a limited partner in the Partnership holding common interests in the Partnership.

The members both of the direct MEP I and indirect MEP I were required to pay a capital contribution upon admission. The direct MEP I and the indirect MEP I members have financed up to 70% of the members’ contributions with a loan from the Partnership.

Interest accrues on such loans at a rate between 3.0% and 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds resulting from the sale of shares in LuxCo by Cayman L.P. With these proceeds the granted loans were repaid.

Put or call provisions apply to the members’ Partnership interests in the event that such member ceases to be employed by KDG GmbH or its subsidiaries.

Certain limits apply with respect to the transfer of interests in the Partnership. Prior to March 11, 2008, limited partners are not permitted to transfer their interests in the Partnership (subject to certain exceptions for affiliate transfers and transfers to subsidiaries or family vehicles) without the consent of the general partner, Cayman Cable Holding G.P. Co. Ltd. Such consent may be given subject to conditions or restrictions or may be withheld at the general partner’s absolute discretion. Notwithstanding the foregoing, no transfers shall be valid or effective if the transfer would violate any applicable securities laws or it would cause the Partnership to lose any of its exemptions or favorable treatment under the U.S. Federal income tax laws, ERISA or the U.S. Investment Company Act of 1940.

As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of that, the Partnership decided to adjust the number of interests to reflect this change resulting in the issuance of additional interests to the MEP I holders. The number of interests additionally issued as an adjustment without any consideration was 724,102 in the direct MEP I and 136,227 in the indirect MEP I.

During the year ended March 31, 2007, 293,902 interests in Cayman Cable Holding L.P. were sold by members of the indirect MEP I. These interests were repurchased by Cayman Cable Holding L.P. at an average price of €9.86 per interest. Since Cayman Cable Holding L.P. repurchased these interests for cash and has not required KDG to fund the repurchase, the liabilities related to these interests have been treated as a contribution from the parent when settled, resulting in an increase in capital reserve of T€2,898.

Grant date

The grant date determines the point in time at which the fair value of the services of the members of MEP is measured. The persons who are members of the direct MEP I participate in Cayman Cable Holding L.P. with a grant date as of March 13, 2003. The persons who are members of the indirect MEP I participate with a grant date as of November 27, 2003. For one limited partner in the Partnership the grant date was October 1, 2003. The grant date for 14,250 of the additional 2,259,723 interests granted during the fiscal year ending March 31, 2006, is February 28, 2006. For the other 2,245,473 interests which were granted on February 2, 2006, Cayman Cable Holding L.P. awarded the holders immediate additional vesting as if the interests had been granted on April 26, 2005.

On April 19, 2006, Cayman Cable Holding L.P. granted the holders of interests an additional year vesting. As a result, the vested part of the interests of the MEP I holders increased by 25% in addition to the scheduled vesting.

Number of interests granted

As of March 31, 2007, Management holds direct and indirect interests of 4.37% and 0.52%, respectively in the Cayman Cable Holding L.P. The total consideration paid for these interests amounts to T€14,482 and T€389, respectively.

Measurement

Under the direct MEP I as of March 13, 2003, the fair value of the interests at March 31, 2007 amounts to T€19,432. Under the indirect MEP I as of November 27, 2003, the fair value of the interests in Kabel Management Beteiligungs GbR, which is valued by the fair value of its contribution in the Cayman Cable Holding L.P. amounts to T€6,151. The fair value of the interests of the new members of direct MEP I granted in February 2006 at March 31, 2007 amounts to T€31,737 (prior year: T€19,354).

At each balance sheet date through March 31, 2006, the carrying value of the repurchase obligation related to vested MEP I interests has been based on a formula defined in the partnership agreement for fair price estimation of the respective shares, which have been negotiated between the partners and are documented in the partnership agreement (third amendment) and a letter of grant (for certain of the interests granted in February 2006). Due to the fact, that the fair price formula no longer approximated the fair value of the interests issued under MEP I adequately the Partners of Cayman Cable Holding L.P. agreed to change the definition of the fair price in the fifth amendment to the Partnership agreement dated April 19, 2007. The fair price is now based on market conditions for the respective interests and the carrying amount of the liability for the repurchase of vested interests is calculated on that basis. The difference between the fair value as computed at each reporting date and the consideration for the interests is accounted for as personnel expense. This amount is recognized over a vesting period of four years commencing at grant date using the accelerated recognition method in accordance with IFRS 2. Vesting is split over 4 years, whereby 25% are vested at each anniversary. Therefore the program is split into 4 different layers, for which fair value is calculated at each reporting date. As of March 31, 2007, March 31, 2006 and March 31, 2005 T€56,146, T€6,906 and T€2,355, respectively have vested. The liability was recorded in other liabilities. Included in these amounts is the contribution made by the members of MEP I since such contributions are a liability in case of the sale of the interests. Due to changes in the fair value of the interests (including the change from a formula based price to a market conditions determined price) and due to additional vesting, the Company recognized an increase in expenses and an increase in other liabilities for the fiscal year ended March 31, 2007 in the amount of T€37,585. Additionally, T€352 have been recognized as a decrease in personnel expense due to the sale of interests resulting in a net income effect in total of T€37,233.

MEP II and III

MEP II and MEP III are option programs that differ in the exercise price only. Under these programs, the participants were granted options on interests in the Cayman Cable Holding L.P.

As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result, the partnership decided to adjust the number of options resulting in the issuance of additional options to the MEP II and III holders. The number of options once issued was 26,961 in MEP II and 109,344 in MEP III. At the same time, the strike price for the options was adjusted by the same proportion to keep the total strike price constant.

Number of options granted

In May 2006, KDG granted 300,000 additional options at a strike price of €7.01 each.

As of March 31, 2007, a total of 734,897 options have been granted to the participants in MEP II and MEP III representing a 0.73% interest in the Cayman Cable Holding L.P..

Grant date and terms

The maximum term of the options is ten years after grant date. The options will be forfeited if they are not exercised. The weighted average remaining life of the options is 3.45 years as of March 31, 2007.

On April 19, 2006, Cayman Cable Holding L.P. granted the holders of existing options—except the holders of the options granted in March 2006—an additional year vesting. As a result, the vested part of those options within MEP II and MEP III increased by 25% in addition to the scheduled vesting.

Method and Extent of Exercise

The options will become immediately vested and exercisable upon any of the following events:

•       the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Cayman Cable Holding L.P. and its subsidiaries (Group) to a third party purchaser;

•       the effective date of a public offering of the shares in KDG and their shareholders (Group) companies representing substantially all of the business.

In addition, the general partner of Cayman Cable Holding L.P. may, at its absolute discretion, allow options to become exercisable, in whole or in part, prior to an exit event if any other transaction occurs which would materially affect the value of the options.

The general partner may decide that, instead of procuring the issue or transfer of interests in Cayman Cable Holding L.P. (LP interests) on exercise of an option that it will:

•       pay to the option holder (after deduction of any taxes, social security contributions duties or other expenses) a cash amount equal to the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•       transfer to the option holder a number of the shares of any Group company which has a market value equal the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•       transfer to the option holder a number of the shares which are admitted to listing which has a market value of the difference between the market value of the LP Interests which would otherwise be issued or transferred and the exercise price for those LP interests.

Any other transfer of options is restricted to certain limited options (e.g. ceasing employment). Any transfer of an option otherwise than permitted in this program would cause the option to lapse.

Measurement

The measurement of the fair value at grant date and each consecutive reporting period is based on the Black-Scholes options pricing model. The main parameters are the estimated fair value of the interests, expected volatility of the values of the interests, the estimated term of the options and the risk free interest rate on grant date (based on the estimated average life of the options of five years). The grant of the options is not dependent on market conditions, whereby expected future distributions have been included in the calculation.

The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

The strike prices are €1.17 for MEP II and €4.53 for MEP III and €0.83 for options granted in March 2006. The strike price for the options granted in May 2006 is €7.01.

	Number of options						risk free interest rate at	Fair value of option at	Fair value of shares at	Fair value of option at
Grant date	March 31, 2006	Granted	Adjustments(1)	Called	Exercised	March 31, 2007	grant date (%)	grant date in T€	grant date in T€	measurement date T€
October 1, 2004 MEP II	135,000	0	26,961	0	0	161,962	3,33	3,689	8,085	1,727
January 1, 2005 MEP III	52,500	0	10,485	0	0	62,985	2,99	1,222	2,079	483
February 2, 2005 MEP III	140,000	0	27,960	0	167,960	0	2,78	906	1,552	—
May 1, 2005 MEP III	180,000	0	35,949	0	215,949	0	2,58	1,227	2,069	—
June 1, 2005 MEP III	125,000	0	24,964	0	0	149,964	2,58	852	1,437	1,161
March 31, 2006 MEP III	50,000	0	9,986	0	0	59,986	3,59	379	420	661
May 22, 2006 MEP III	0	300,000	0	0	0	300,000	3,88	546	2,103	1,788
	682,500	300,000	136,305	0	383,909	734,897

For MEP II and III the Company recognized compensation expense and a corresponding increase in other liabilities in the amount of T€4,558 in fiscal year ended March 31, 2007, of which the entire amount has vested. None of the options granted have been cancelled since granting. Therefore all options shown are outstanding as of year end March 31, 2007 of which 258,688 vested and 476,209 remain unvested.

The net book value of the liability relating to MEP II and III at March 31, 2007 amounts to T€4,736.

5.5 Financial Instruments

KDG is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. KDG manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through hedging strategies that utilize derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risk by entering in currency swaps or the risk of variable interest payments by entering into interest rate swaps and buying caps.

Of KDG’s financial instruments, only the Senior Notes, which bear fixed interest and the interest rate swaps bear a fair value interest rate risk, whereas the money market funds and the bank loans bear cash flow interest rate risks.

The Company has incurred debt that is denominated in various currencies, primarily via bond issues and bank borrowings. As a result, KDG is exposed to risks from changes in interest rates and exchange rates. Derivative instruments are only used to hedge existing or prospective transactions.

(1)                 For Explanation, see section MEP II and III, paragraphs 1 and 2

Risks are initially hedged by way of naturally closed positions in which the values or the cash flows of primary financial instruments are matched in terms of maturity and amounts. Any residual risks are mitigated by way of conventional derivative financial instruments.

As of the balance sheet date, derivative financial instruments consisted of the following:

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
Interest Rate Swaps
Within one year	71,863	67,988	64,321
One to five years	455,528	527,391	595,379
More than 5 years	0	0	0
Total	527,391	595,379	659,700
Interest Rate Cap
Within one year	23,954	22,663	21,440
One to five years	151,843	175,797	198,460
More than 5 years	0	0	0
Total	175,797	198,460	219,900
Currency Swaps
Within one year	0	0	0
One to five years	505,553	505,553	505,553
More than 5 years	0	0	0
Total	505,553	505,553	505,553
Total nominal volume	1,208,741	1,299,392	1,385,153

The nominal volume is the sum total of all purchase and sale amounts of the interest rate and currency derivatives. The nominal amounts are equal to the volume of the hedged items.

Interest Rate Swaps and Caps

Approximately T€1,037,500 borrowed under the Company’s initial senior loan facility in 2003 was used to fund the acquisition of the cable television business. The interest rate volatility related to these outstanding loans was mitigated with a combination of interest rate swaps and caps at the time the bank loans were incurred. The loans were extended by the lending banks subject to the condition that the Company would enter into appropriate interest rate swaps and interest caps.

With the interest rate swaps, the variable interest rates (EURIBOR) on KDG’s bank loans were effectively exchanged for a fixed interest rate of 4.0495% per annum. KDG initially entered into interest rate swaps with a notional amount of T€778,125 which will be amortized until 2015. These swaps entitle KDG to receive a payment from the counterparty if the variable market interest rate exceeds the fixed interest rate, and oblige KDG to make a payment to the counterparty if the fixed interest rate exceeds the variable market interest rate. These types of agreements are entered into to effectively convert the interest rates on a portion of KDG’s long-term liabilities to banks from variable to fixed. In 2003, KDG also purchased interest rate caps with a cap level of 4.2% per annum with a notional amount of T€259,375 which will be amortized until 2015. These caps entitle KDG to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

In September 2004, KDG restructured its interest rate swaps and caps. The restructured derivatives now mature June 2009 compared to the original maturity, and the effective interest rate on the swaps was reduced from 4.0495% to 3.705% as of September 29, 2004.

Currency Swaps

KDG GmbH issued TUS 610,000 of 10.625% Senior Notes on July 2, 2004. Interest payment dates are semi-annual each January 1 and July 1, commencing in January 2005. Interest accrues from the issue date of the notes on July 2, 2004. The Senior Notes are not callable until after the fifth anniversary of the issuance date.

KDG GmbH entered into a derivative agreement swapping 100% of the US dollar-denominated principal and interest payments into Euro-denominated principal and interest payments at a fixed rate over five consecutive years with various banks. The agreed exchange rate is US dollar 1.2066 for each Euro. The weighted average Euro fixed rate for the next five years considering derivatives currently in place is 10.2046%.

Credit Risk

For all payments underlying the financial instruments, collateral must be requested, credit ratings/references obtained and a track record of prior business relations used in order to minimize the credit risk depending on the nature and extent of the respective payments.

Impairment losses are recognized for any credit risks associated with the financial assets. The credit risk associated with derivative financial instruments is minimized in that only counterparties with top credit ratings are selected. For this reason, the general credit risk relating to the derivatives used by the Company is not considered to be significant. No concentration of credit risks from business relations with individual debtors is evident.

Interest Rate Risk

KDG’s interest payment risk is mitigated by the derivatives described. As of year-end 2005, 2006 and 2007, all of the interest-bearing liabilities are due in 5 years, which is why the interest rate derivative structure is long term.

Fair Values of Financial Instruments

The carrying amounts of the Company’s key financial instruments are summarized below. The carrying amounts of the Company’s cash and cash equivalents, money market funds, trade receivables and payables, short-term loans, as well as other current liabilities, in view of their short terms as of March 31, 2007, 2006, and 2005, are effectively equal to their fair values as they have interest rates based on variable interest rates that change in line with the market. Using a discounted cash flow analysis based on the current lending rate for an identical loan term, the fair value of the Company’s long-term, fixed-rate liabilities is estimated as the net present value of future payments, using yield curves obtained by banks and money market observations. Due to the complexity inherent in such an estimate, the estimate may not necessarily reflect actual market values. Different market assessments or procedures may therefore significantly influence the fair value estimate.

The carrying amount of the Senior Term Facility materially approximates its fair value. The fair value of the Euro denominated portion of the Senior Notes as of March 31, 2007 amounts to approximately T€279,375 (111,75% of the nominal value). The fair value of the US dollar denominated portion of the Senior Notes amounts to approximately T€525,540 (114,74% of nominal value). These values are determined by reference to published price quotations. With respect to the carrying amounts of the financial assets and liabilities please refer to the respective sections in the Notes.

KDG applied the exemption allowed under IFRS 1.36 A which did not require an entity that adopts IFRS before January 1, 2006 to comply with IAS 39 for the period ending March 31, 2004. This means that measurement as a valuation unit in accordance with the German Commercial Code [“Handelsgesetzbuch”: HGB] could be retained for the period from April 1, 2003 to March 31, 2004.

The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). They are as follows (in T€):

	Nominal amount	Fair value	Recognized in income statement	Recognized in equity
Instrument	March 31, 2007	March 31, 2007	April 1, 2006 – March 31, 2007	April 1, 2006 – March 31, 2007
	T€	T€	T€	T€
Interest rate swap	527,391	4,983	8,827	0
Interest rate cap	175,797	432	-172	0
Currency swap	505,553	-58,606	-35,386	11,694
Total	1,208,741	-53,191	-26,731	11,694
Deferred Taxes	0	0	0	-4,583
Total	1,208,741	-53,191	-26,731	7,111

	Nominal amount	Fair value	Recognized in income statement	Recognized in equity
Instrument	March 31, 2006	March 31, 2006	April 1, 2005 – March 31, 2006	April 1, 2005 – March 31, 2006
	T€	T€	T€	T€
Interest rate swap	595,379	-3,844	17,165	0
Interest rate cap	198,460	603	-246	0
Currency swap	505,553	-23,220	-29,488	14,663
Total	1,299,392	-26,461	-12,569	14,663
Deferred Taxes	0	0	0	-5,697
Total	1,299,392	-26,461	-12,569	8,966

	Nominal amount	Fair value	Recognized in income statement	Recognized in equity
Instrument	March 31, 2005	March 31, 2005	April 1, 2004 – March 31, 2005	April 1, 2004 – March 31, 2005
	T€	T€	T€	T€
Interest rate swap	659,700	-20,798	-3,065	0
Interest rate cap	219,900	799	-1,941	0
Currency swap	505,553	-71,041	-36,638	-36,785
Total	1,385,153	-91,040	-41,644	-36,785
Deferred Taxes	0	0	0	14,416
Total	1,385,153	-91,040	-41,644	-22,369

The Company previously assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the “change in variable cash flow method”. Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on “IAS 39 Financial Instruments: Recognition an Measurement—Assessing hedge effectiveness of an interest rate swap in a cash flow hedge” the Company has reconsidered its accounting treatment applied to those transactions and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Company has adjusted its financial statements to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through profit and loss. This change in accounting treatment has been accounted for retrospectively. This adjustment resulted in a decrease in other comprehensive income of T€8,320, a decrease in interest expense of T€13,682 and an increase in deferred tax expense of T€5,362 for the year ended March 31, 2006, and an increase in other comprehensive income of T€3,945, an increase in interest expense of T€6,487 and a decrease in deferred tax expense of T€2,543 for the year ended March 31, 2005.

5.6 Group Companies

		Registered office	Share- holding in %
Fully consolidated companies (IFRS 3)
1	Kabel Deutschland GmbH	Unterföhring
2	Kabel Deutschland Verwaltungs GmbH	Unterföhring	100.00
3	Kabel Deutschland Vertrieb und Service GmbH & Co. KG	Unterföhring	100.00
4	Kabel Deutschland Breitband Services GmbH	Unterföhring	100.00
5	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs- GmbH	Kaiserslautern	100.00
6	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG	Kaiserslautern	100.00
7	Schramm Elektro- und Antennen GmbH	Unterföhring	100.00
8	HOT-Kabelservice-GmbH	Hohenstein- Ernstthal	100.00

		Registered office	Share- holding in %
Companies consolidated at equity (IAS 28)
9	KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung*	Braunschweig	24.00
10	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Wolfsburg	24.00
11	Kabelfernsehen München Servicenter Gesellschaft mit beschränkter Haftung—Beteiligungsgesellschaft	München	24.00
12	Kabelfernsehen München Servicecenter GmbH & Co. KG	München	30.22
13	Kabel-Service Berlin GmbH*	Berlin	24.00
14	RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH	Hannover	43.80
15	RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	Hannover	52.63

*                     The financial statements as of December 31, 2006 of KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung disclosed contingent liabilities of T€14 and the financial statements as of December 31, 2006 of Kabel-Service Berlin GmbH disclosed contingent liabilities of T€107.

As of July 7, 2006, the liquidation of the fully consolidated company Deutsche Kabel Services Verwaltungs GmbH i.L. was finished and the company was dissolved.

RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG is consolidated at equity although KDG GmbH holds a share of over 50%. This is due to the fact that KDG GmbH has only voting rights of 50% regarding material decisions and, therefore, has no control over the company.

5.7 Particular Events after the Balance Sheet Date

As of May 9, 2007, Christof Wahl resigned as Managing Director.

As of May 21, 2007, Dr. Adrian von Hammerstein has been appointed Managing Director and Chief Executive Officer of the Company.

As of May 9, 2007, Schramm Elektro und Antennen GmbH (a Level 4 operator) was merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG.

As of July 10, 2007, HOT-Kabelservice Gesellschaft mit beschränkter Haftung ( a Level 4 operator) was merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG.

As of May 18, 2007, Kabel Deutschland Vertrieb und Service GmbH & Co. KG has acquired approximately 3.8 million shares of PrimaCom AG. As a result of this acquisition Kabel Deutschland Vertrieb und Service GmbH & Co. KG owns approximately 18.6 percent of total shares of PrimaCom AG. On June 1, 2007 the Federal Cartel Office (“FCO”) has issued an order asking KDG to provide information about the transaction thereby starting a procedure to dissolve the transaction. KDG has provided the requested information and is since then in discussion with the FCO about possibilities to accommodate the FCO’s concerns.

Since March 31, 2007, an additional management participation plan has been implemented, including options on interests in the Partnership (“MEP IV option program”) and interests in the Partnership which are held indirectly via Kabel Management Beteiligungs- (MEP IV) GbR (“Indirect MEP IV”). Kabel Management Beteiligung- (MEP IV) GbR is itself a limited partner in the Partnership.

The terms of both the MEP IV option program and the Indirect MEP IV program are substantially the same and do not differ significantly from the other management participation plans. The members of MEP IV participate with effect from March 29, 2007. Vesting is split over 4 years, whereby 25% are vested at each anniversary.

The members of the indirect MEP IV were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs- (MEP IV) GbR, respectively, have financed 80% of the managers’ contributions with a loan from the Partnership. Interest accrues on such loan at a rate of 5.0% per annum, compounded annually. Put or call provisions apply to the managers’ Common LP Interests in the event that such manager cease to be employed by KDG or its subsidiaries.

5.8 Management and Supervisory Board

Management

Dr. Adrian von Hammerstein	Chief Executive Officer since May 21, 2007
Paul Thomason	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares	Managing Director, Cable Access and Content, Chief Human Resource Officer since April 1, 2006
Herbert R. Hribar	Chief Operating Officer since November 6, 2006
Christof Wahl	Chief Operating Officer until November 5, 2006 Speaker of the Management until May 9, 2007
Rainer Wittenberg	Chief Commercial Officer until March 31, 2007

Supervisory Board

Shareholder Representatives:

Prof. Dr. Heinz Riesenhuber	Chairman of the Board
Tony Ball	External Advisor
John Carl Hahn	Managing Director Providence Equity
Biswajit Anna Subramanian	Managing Director Providence Equity
Robert Sudo	Providence Equity, Senior Associate
Torsten Winkler	Providence Equity, Director

Employee Representatives:

Walter Ruland	Technical Secretary for Telecommunication (Technischer Fernmeldehauptsekretär) Vice Chairman of the Board
Toni Krüger	Engineering Employee (Technischer Angestellter)
Frank Sauerland	Secretary of Workers Union (Gewerkschaftssekretär)
Erwin Sauermann	Executive Employee (leitender Angestellter) until August 31, 2006
Sybille Spoo	Secretary of Workers Union (Gewerkschaftssekretärin)
Petra Hesse	Chairman of Workers Council for Region Niedersachsen / Bremen (Betriebsratsvorsitzende der Region Niedersachsen / Bremen)
Norbert Michalik	Executive Employee (leitender Angestellter) since September 25, 2006

5.9 Authorization of financial statements

The consolidated financial statements were released for publication on July 12, 2007 (date of management authorization for issue to the supervisory board).

Unterföhring, July 12, 2007
Kabel Deutschland GmbH
Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar
Chief Human Resource Officer	Chief Operating Officer
Managing Director, Cable Access and Content

6.                 Reconciliation to U.S. GAAP

The consolidated financial statements of KDG GmbH have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations made by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). Application of all other IFRS not endorsed by the EU as of March 31, 2007, 2006 and 2005 would not have any impact on the consolidated financial statements of KDG GmbH. IFRS differs in certain aspects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the years in the three-year period ended March 31, 2007 as well as equity as of March 31, 2007, 2006 and 2005 to the extent described below. A description of the material differences between IFRS and U.S. GAAP as they relate to KDG are discussed in further detail below. Reconciling items are presented on a pre-tax basis. Related tax adjustments are presented separately in item (11).

The 2006 and 2005 reconciliations have been adjusted to reflect the effect of the IFRS accounting changes described in Note 1.2 to the IFRS financial statements and Note 6 to the reconciliation to US GAAP.

Reconciliation of net loss from IFRS to U.S. GAAP for the period

			as adjusted	as adjusted
		Apr. 1, 2006 -	Apr. 1, 2005 -	Apr. 1, 2004 -
	Note	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
		T€	T€	T€
Net loss in accordance with IFRS		(99,269)	(68,498)	(106,510)
Business combination	(1)	(78)	1,791	20,095
Asset retirement obligations	(2)	(320)	(360)	31
Receivable from shareholder	(3)	0	0	(6,091)
Retirement benefits	(4)	112	8	(115)
Financing fees	(5)	(47,238)	55,069	2,371
Derivatives/Hedges	(6)	274	(13,682)	6,487
Restructuring	(7)	2,446	(12)	(2,081)
Provisions	(8)	0	0	(1,360)
Intangible assets	(9)	221	221	221
Subscriber Acquisition Costs	(10)	(1,476)	0	0
Income taxes	(11)	11,150	(8,848)	(20,709)
Net loss in accordance with U.S. GAAP		(134,178)	(34,311)	(107,661)

Reconciliation of equity from IFRS to U.S. GAAP as of

			as adjusted	as adjusted
		March 31,	March 31,	March 31,
	Note	2007	2006	2005
		T€	T€	T€
Equity in accordance with IFRS		(896,358)	(809,399)	(754,816)
Business combination	(1)	22,705	22,783	20,992
Asset retirement obligations	(2)	(1,191)	(871)	(511)
Receivable from shareholder	(3)	0	0	0
Retirement benefits	(4)	(4,814)	(6,138)	(1,527)
Financing fees	(5)	0	47,238	(7,831)
Derivatives/Hedges	(6)	0	0	0
Restructuring	(7)	2,446	0	12
Provisions	(8)	0	0	0
Intangible assets	(9)	(442)	(663)	(884)
Subscriber Acquisition Costs	(10)	(1,476)	0	0
Income taxes	(11)	(2,399)	(13,065)	(666)
Equity in accordance with U.S. GAAP		(881,529)	(760,115)	(745,231)

(1)          Business combination

The consolidated financial statements of KDG as of March 31, 2004 were prepared in accordance with exemptions provided by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for entities adopting IFRS for the first time. Therefore, all business combinations carried out by KDG before April 1, 2003, were not retrospectively accounted for under the guidance of IFRS 3 “Business Combinations”. These combinations are accounted for in accordance with the German Commercial Code [“Handelsgesetzbuch”: HGB] or German GAAP. Under U.S. GAAP business combinations are accounted for in accordance with SFAS No. 141 “Business Combinations”. The differences relate to the acquisition of the cable businesses of Deutsche Telekom AG (DTAG) in March 2003.

Under U.S. GAAP, the acquisition cost is measured as the fair value of the consideration given, plus direct costs of the acquisition. The inclusion of direct costs of the business combination in the purchase price under U.S. GAAP as of March 13, 2003 resulted in an increase of T€9,200 as compared to IFRS. Therefore, the total acquisition cost amounted to T€1,788,596 under U.S. GAAP.

Under German GAAP, the purchase cost was initially allocated to the acquired assets and assumed liabilities at fair value, however, the excess of fair value over the acquisition cost reduced the amount allocated to customer lists.

Under U.S. GAAP the fair value of the acquired net assets in excess of acquisition costs of T€280,979 (negative goodwill) was allocated as a pro rata reduction of the amounts assigned to certain acquired assets: customer list, technical equipment, software and licenses, other equipment, furniture and fixtures and equity investments in associates.

As a result, the amount allocated to customer list under U.S. GAAP was increased by T€201,884. The amount allocated to property and equipment was reduced by a total of T€226,872, which included a T€222,251 reduction to technical equipment.

Under HGB and IFRS the acquired equity investments in associates are initially recognized at the book value of the seller. The difference between IFRS and U.S. GAAP results since the acquired equity investments are recorded at fair value under U.S. GAAP.

Differences between IFRS and U.S. GAAP in acquired pension liabilities and asset retirement obligations arising subsequent to the acquisition, and deferred taxes related to the acquisition are included separately in the respective reconciling items below.

The following table quantifies the differences between U.S. GAAP and IFRS in the carrying values of acquired assets and assumed restructuring liabilities as of March 31, 2007, 2006 and 2005:

U.S. GAAP reconciling adjustment to equity

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
U.S. GAAP adjustments to IFRS assets, increase (decrease)
Customer list	104,403	127,867	151,331
Software and licenses	0	0	(1,923)
Technical equipment	(89,026)	(111,538)	(134,050)
Other equipment, furniture and fixtures	0	(1,108)	(2,274)
Equity investments in associates	7,328	7,328	7,328
U.S. GAAP adjustments to IFRS liabilities, decrease (increase)
Termination and relocation benefits	0	234	580
Equity adjustment between U.S. GAAP and IFRS	22,705	22,783	20,992

The following table quantifies the differences in amortization expense for the acquired customer list and other identifiable intangible assets, as well as depreciation expense on acquired fixed assets and compensation expense related to adjustments to liabilities for termination and relocation benefits for the years ended March 31, 2007, 2006 and 2005:

U.S. GAAP reconciling adjustment to net loss for the years ended

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
U.S. GAAP adjustments to IFRS depreciation, amortization or compensation expense decrease (increase)
Customer list	(23,464)	(23,464)	(23,751)
Software and licenses	0	1,923	2,002
Technical equipment	22,512	22,512	42,984
Other equipment, furniture and fixtures	1,108	1,166	1,155
Compensation expense	(234)	(346)	(2,295)
(Increase) Decrease to U.S. GAAP expense	(78)	1,791	20,095

Assumed restructuring liabilities

In connection with the acquisition of the cable business of DTAG, KDG GmbH announced a restructuring plan to its employees on December 12, 2003. The plan included a strategic reorganization as well as the relocation of the company’s headquarters. The strategic reorganization included the centralization of the finance, IT, and corporate services departments in Munich as well as the restructuring of the network and the sales departments. The plan included the termination of 225 employees.

The restructuring was contemplated during the acquisition, the measures were officially announced during December 2003, and the plan was finalized within one year of the consummation of the business combination. Under IFRS, liabilities for termination benefits were recorded as period costs when the plans were announced.

Under U.S. GAAP certain restructuring costs in connection with the restructuring of the acquired business were recognized as an assumed restructuring liability in the allocation of the acquisition cost of the business combination. The restructuring costs included severance payments for planned employee terminations, and relocation benefits paid to employees for costs associated with moving employees of the acquired business to a new location. As of March 31, 2006 substantially all of the terminations accrued for under the initial restructuring plan had already occurred.

See item (7) below for additional information related to the termination benefits connected with the restructuring plan.

All relocation benefits were expensed as incurred in the IFRS consolidated financial statements. The liability for certain relocation benefits related to restructuring was recorded in the purchase allocation under U.S. GAAP, which decreased U.S. GAAP equity as compared with IFRS as of March 31, 2007, 2006 and 2005. Additional adjustments were made to reverse relocation expenses recorded in the IFRS consolidated financial statements for the years ended March 31, 2007, 2006 and 2005, because they were previously accrued under U.S. GAAP and , therefore, reduced the liability when used.

In December 2004, KDG revised the estimates of employee termination costs. The number of employees expected to be terminated increased. This resulted in an increase in U.S. GAAP expenses of T€2,343 in the year ended March 31, 2005. The revision also included a reduction in the original estimate of termination cost per employee under the original restructuring plan related to the business combination. Under U.S. GAAP as of March 31, 2005 the restructuring liability was reduced by T€3,388 against the acquired assets.

A certain number of employees that were affected by the restructuring program had an individual right to return to their former employer DTAG. For these employees DTAG and KDG agreed on a contractual penalty fee of T€1,425 if a certain percentage of these employees were terminated and returned to DTAG. As of May 2005 the Company offered contracts that excluded the returning right. Since 95% of all eligible employees accepted the revised agreement by September 2005, the penalty threshold was not reached and as a result the provision was reversed.

The effects of these adjustments and the development of the U.S. GAAP liabilities for termination and relocation costs are as follows:

	U.S. GAAP	IFRS	Diff.
	in T€
Balance of the liability as of March 31, 2005	1,878	2,458	(580)
Costs paid and charged against the liability in the year ending March 31, 2006	(453)	(799)	346
Reversal of restructuring liability	(1,425)	(1,425)	0
Balance of the liability as of March 31, 2006	0	234	(234)
Costs paid and charged against the liability in the year ending March 31, 2007	0	(234)	234
Balance of the liability as of March 31, 2007	0	0	0

See item (7) below for additional adjustments related to restructuring activities connected with the acquisition of the cable businesses of DTAG and other restructuring programs.

(2)          Asset retirement obligations

KDG has incurred asset retirement obligations (AROs) relating primarily to equipment and other leasehold improvements installed on leased network sites including the leasing of space in the cable ducts of DTAG to house certain portions of KDG’s network cable, and improvements to leased buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term.

Asset retirement obligations existing as of March 13, 2003 were included in the purchase price allocation related to the acquisition of the cable businesses of DTAG. The liability was recognized at fair value as of the acquisition date. A corresponding asset (capitalized asset retirement cost) was recorded by increasing the amount allocated to the related long-lived asset by the same amount as the liability. Accordingly, assets and liabilities recorded in the acquisition under U.S. GAAP were increased for asset retirement obligations. Additional asset retirement obligations of T€687 were recognized during 2007.

Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Under U.S. GAAP, KDG concluded there is not sufficient historical experience of non-enforcement. Therefore, these expectations were not included in the measurement of the obligation in accordance with SFAS No. 143. This resulted in an increase to the liability under U.S. GAAP, partially offset by reductions due to the use of a credit adjusted risk free rate as required by SFAS No. 143 instead of a risk free-rate as used under IFRS.

The difference in the net capitalized asset retirement cost and liabilities for asset retirement obligations at March 31, 2007, 2006 and 2005 are as follows:

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
Net asset capitalized under U.S. GAAP	8,330	8,866	10,089
Net asset capitalized under IFRS	9,726	11,484	10,800
Difference in assets under U.S. GAAP	(1,396)	(2,618)	(711)
Retirement obligation under U.S. GAAP	20,357	18,217	17,841
Retirement obligation under IFRS	20,562	19,964	18,041
Difference in net liabilities under U.S. GAAP	(205)	(1,747)	(200)
Equity adjustment under U.S. GAAP	(1,191)	(871)	(511)

The difference between the components of AROs between U.S. GAAP and IFRS consists of the following for the years ended:

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
U.S. GAAP
Depreciation expense	1,223	1,223	3,574
Accretion expense	1,484	1,419	1,651
Total U. S. GAAP expense	2,707	2,642	5,225
IFRS
Depreciation expense	1,509	1,260	3,093
Accretion expense	888	723	638
Total IFRS expense	2,397	1,983	3,731
U.S. GAAP increase (decrease) to expense due to settlement of obligations	10	(299)	(1,525)
Difference	(320)	(360)	31

The changes in the liability for asset retirement obligations for the three years ended March 31, 2007 under U.S. GAAP are as follows:

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
Liability at the beginning of the period	18,217	17,841	19,521
Accretion expense	1,484	1,419	1,651
Additions	687	0	0
Asset retirement obligations settled	(31)	(1,043)	(3,331)
Liability at the end of the period	20,357	18,217	17,841

(3)          Receivable from shareholder

The waiver of repayment on December 1, 2004 of an outstanding loan to LuxCo (an indirect shareholder of KDG) of T€156,066 including T€6,091 of accrued interest was accounted for as a dividend to shareholder and therefore reduced equity without affecting the income statement.

Under IFRS, this loan to LuxCo of T€149,975 was recorded in current assets as a receivable from shareholders as of March 31, 2004. The loan was recorded as a reduction of equity under U.S. GAAP as of March 31, 2004 in accordance with SAB Topic 4-G “Notes And Other Receivables From Affiliates” due to the related party relationship between KDG and LuxCo. Accordingly, no interest income was recognized in the income statement for the year ended March 31, 2005 under U.S. GAAP.

(4)          Retirement benefits

KDG adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”) as of March 31, 2007. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Those changes, which consist of actuarial gains and losses and the effects of plan amendments, are recorded as adjustments in other comprehensive income. SFAS No. 158 did not change the measurement of net periodic benefit cost included in net income. Actuarial gains and losses and the effect of plan amendments initially recorded in other comprehensive income are reclassified into net periodic pension cost in accordance with the guidance on amortization in SFAS No. 87, Employers’ Accounting for Pensions. The following table summarizes the incremental effects of adopting SFAS No. 158 as of March 31, 2007.

	Before adoption of SFAS No. 158	Effect of adopting SFAS No. 158	After adoption of SFAS No. 158
	T€	T€	T€
Provisions for pensions	24,304	4,845	29,149
Additional minimum liability	4,394	(4,394)	0
	28,698	451	29,149
Shareholder’s equity	(881,078)	(451)	(881,529)

The effect of adopting SFAS No. 158 is on a pre-tax basis. Deferred income taxes increase through adoption in the amount of T€177.

Amounts recognized in the statement of financial position consist of:

	March 31, 2007	March 31, 2006	March 31, 2005
	SFAS 158	SFAS 87	SFAS 87
	T€	T€	T€
Current liabilities	(178)	0	0
Non current liabilities	(28,971)	0	0
Accrued benefit cost	0	(25,975)	(19,106)
Accumulated other comprehensive income	0	6,031	1,412
Net amount recognized	(29,149)	(19,944)	(17,694)
IFRS net liability recognized	(24,171)	(19,798)	(17,579)
Increase to U.S. GAAP liability	(4,978)	(146)	(115)

The components of net periodic pension cost are as follows for the years ended:

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
Service cost	3,302	2,409	2,266
Interest cost	1,186	1,019	1,032
Amortization of prior service cost	(6)	(5)	(7)
Amortization of net (gain) loss	265	19	48
Additional cost	(98)	0	189
Net periodic benefit cost	4,649	3,442	3,528
IFRS net amounts recognized in profit and loss	4,663	3,450	3,384
Plan disbursements (adjustment to IFRS)	98	0	29
Increase (Decrease) to U.S. GAAP expense	(112)	(8)	115

Under IFRS, the past service cost resulting from plan amendments is required to be amortized over the remaining vesting period of the employees, whereas for U.S. GAAP the effect is amortized of the remaining life expectancy of inactive plan participants and over the remaining service period of active participants.

The estimated net loss and prior service credit that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the fiscal year ended March 31, 2008 are T€136 and T€(6), respectively.

(5)          Financing fees

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, transaction costs are incremental costs directly attributable to the related financing. These costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

In connection with the refinancing of the acquisition of the regional DTAG cable providers, KDG incurred transaction costs through the Senior Loan Facility, the Bridge Facility, the Senior Credit Facility, the Senior Notes and the New Senior Credit Facility. As of March 31, 2007, 2006 and 2005, in accordance with IAS 39, financing and transaction costs of T€57,808, T€40,517 and T€107,647, respectively, are deducted from related balances of debt in the IFRS consolidated financial statements. Under U.S. GAAP, in accordance with APB Opinion No. 21, Interest on Receivables and Payables, debt issuance costs are reported as an asset (deferred charges).

Under IFRS, the refinancing of the Senior Credit facility that occurred in May 2006 resulted in an adjustment to the carrying value of the liability as of March 31, 2006 and additional amortization of the related debt issuance costs. In accordance with U.S. GAAP, the debt issuance costs are amortized over the contractual term of the related debt. Unamortized debt issuance costs are not written off until an extinguishment occurs. On May 12, 2006, the Company repaid the outstanding balances under the previous Senior Credit Facility. Accordingly, under U.S. GAAP an additional expense of T€47,238 was recorded in the year ended March 31, 2007 to write-off the unamortized debt issuance costs in connection with the extinguishment of the previous Senior Credit Facility.

Adjustments under U.S. GAAP to the IFRS consolidated financial statements related to debt issuance costs are as follows:

U.S. GAAP Reconciling Adjustment to equity

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
Increase to assets	57,808	87,755	99,816
(Increase) to liabilities	(57,808)	(40,517)	(107,647)
Increase (Decrease) to U.S. GAAP equity	0	47,238	(7,831)

U.S. GAAP Reconciling Adjustment to net loss for the years ended

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
(Increase) decrease in amortization expense	(47,238)	55,069	2,371

(6)          Derivatives/Hedges

In the year ended March 31, 2007, KDG reassessed its IFRS accounting treatment of interest rate swaps hedging variable cash flows of debt. These swaps had been previously designated as hedging instruments in a cash flow hedge relationship. Due to the IFRIC final agenda decision of March 2007 regarding “Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”, the Company reassessed the hedge relationship. The method used to assess hedge effectiveness in the past is no longer deemed appropiate under IFRS. The Company de-designated the hedge relationship retrospectively in accordance with the IFRIC final agenda decision including an adjustment of the comparative figures of the prior fiscal year as if hedge accounting had never been applied in accordance with IAS 8.

For purposes of its financial statements according to U.S. GAAP, KDG applied two different methods to assess effectiveness and to measure ineffectiveness. Thus, the hedge relationship was in compliance with U.S. GAAP. However, the Company decided not to apply hedge accounting for U.S. GAAP purposes prospectively in fiscal year 2007. Therefore, the reconciliation difference for the years ended March 31, 2006 and March, 2005 relates to the application of hedge accounting for U.S. GAAP whereas hedge accounting was retrospectively not applied for IFRS.

Adjustments under U.S. GAAP to the IFRS consolidated net loss in the years ended March, 31, 2007, 2006 and 2005 respectively amounted to T€274, T€–13,682 and T€6,487. Accordingly the reconciliation difference for the years ended March 31, 2006 and March 31, 2005 relates to the amount recorded through the P/L for IFRS which would have been recorded in OCI for U.S. GAAP. For the year-ended March 31, 2007 and prospectively, the reconciliation difference is comprised of the use of the amount previously recorded in OCI for U.S.GAAP over the remaining life of the derivative instrument and the interest payment it was hedging.

(7)          Restructuring

In addition to the employee termination and relocation benefits recorded in the purchase price allocation (see item (1) above) in connection with the acquisition of the cable businesses of DTAG, KDG incurred costs for bonuses that were paid out to encourage the mutual termination of the employment contracts. These bonuses are incremental voluntary termination benefits and, therefore, are not in the scope of EITF 95-3. The accounting for such voluntary termination benefits is in accordance with SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and

for Termination Benefits (SFAS No. 88). Under U.S. GAAP the costs associated with such benefits are recognized when the employees accept the offer and the amount of the costs can be reasonably estimated.

The liability for bonuses was accrued in the IFRS consolidated financial statements in the year ended March 31, 2004. Adjustments were made in the U.S. GAAP reconciliation to reverse the liabilities recorded under IFRS and to expense the amounts paid and charged against the liability under IFRS. Since the provision was totally used as of March 31, 2006 under IFRS there were no differences between IFRS and U.S. GAAP equity as of March 31, 2007.

A portion of the termination benefits to be provided under the restructuring plan announced by KDG in the year ended March 31, 2007 represent special termination benefits. Therefore, the criteria for recording a provision under SFAS No. 88 for the voluntary benefits provided under this restructuring plan are not met as of March 31, 2007, and the related liability recorded in the amount of T€2,386 for IFRS purposes has to be reversed under U.S. GAAP.

According to SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), contract termination costs shall be recognized when the entity terminates a contract in accordance with the contract terms or when the entity ceases using the right conveyed by a contract, for example, the right to use a leased property. As of March 31, 2007 KDG had already terminated some contracts in connection with the restructuring of its technical departments. Due to the fact that KDG is still using these premises and U.S. GAAP precludes recognition of a liability before the date it ceases using the right conveyed by a contract, the liability for this restructuring in the amount of T€60 for IFRS purposes was  reversed under U.S. GAAP.

(8)          Provisions

This adjustment is related to a provision that fulfilled the recognition criteria under IFRS but not under U.S. GAAP. In accordance with IFRS a provision is recognized if it is probable (defined as more likely than not) that an outflow of resources embodying economic benefits will be required to settle an obligation. In accordance with SFAS No. 5 Accounting for Contingencies a provision is recognized if it is probable that a future event will confirm that a liability had been incurred by the balance sheet date and if the amount can be estimated reasonably. Under U.S. GAAP, probable means that the future event or events are likely to occur. There is no difference between IFRS and U.S. GAAP equity or income related to this item as of March 31, 2007 and 2006 as the provision was reversed under IFRS during the year ended March 31, 2005.

(9)          Intangible assets

Under IFRS prior to April 1, 2004 the costs of internally generated software were capitalized, including general and administrative and overhead costs directly attributable to the development of the software. In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” general and administrative costs and overhead costs should not be capitalized as costs of internal-use software under U.S. GAAP. In accordance with IAS 38 Intangible Assets, general and administrative and overhead costs incurred after April 1, 2004 are expensed as incurred.

The internally generated software recognized under U.S. GAAP is lower due to overhead costs capitalized under IFRS amounting to T€1,216 as of and for the year ended March 31, 2004, resulting in a decrease to gross assets as of March 31, 2007, 2006 and 2005 and a corresponding increase in the net loss in the year ended March 31, 2004. In addition, adjustments were made to reduce U.S. GAAP amortization expense in the years ended March 31, 2007 (T€221), 2006 (T€221) and 2005 (T€221).

(10)   Subscriber Acquisition Costs

KDG capitalizes subscriber acquisition costs as intangible assets under IFRS if the costs are directly attributable to obtaining specific contracts which meet the definition and recognition criteria of an intangible asset in accordance with IAS 38, are incremental and can be measured reliably. KDG does not capitalize any commissions for open-ended contracts where customers are able to terminate the contractual relationship at any time.

Total subscriber acquisition costs capitalized as of March 31, 2007 and March 31, 2006 amounted to T€17,384 and T€0, respectively.

KDG amortizes these costs under IFRS over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period.

U.S. GAAP requires amortizing subscriber acquisition costs over the shorter of the fixed term period or the expected customer life. The fixed term period for KDG’s products is typically between 12 and 24 months. This leads to a faster amortization on T€7,707 of these costs compared to IFRS as T€9,677 of the subscriber acquisition costs are amortized under both IFRS and U.S. GAAP over the fixed term period. The additional amortization expense for the year ended March 31, 2007 amounted to T€1,476.

(11)   Income taxes

The difference in income taxes under U.S. GAAP compared to income taxes under IFRS is represented by the tax effect of reconciling items calculated using the enacted tax rates of 39,19% for each of the years ended March 31, 2007, 2006 and 2005.

Unterföhring, July 12, 2007
Kabel Deutschland GmbH
Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar
Chief Human Resource Officer	Chief Operating Officer
Managing Director, Cable Access and Content

Kabel Deutschland GmbH, Unterföhring

Appendix 1 to the Notes

Analysis of Fixed Assets for Period from April 1, 2006 to March 31, 2007

	Acquisition and production cost						Accumulated depreciation and amortization						Net book value
	April 1, 2006	Acquisitions	Additions	Disposals	Reclassifications	March 31, 2007	April 1, 2006	Additions	Disposals	Reclassifications	Change in at-equity investment	March 31, 2007	March 31, 2007
	€	€	€	€	€	€	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	100,549,175.37	0.00	52,348,547.59	3,239,616.88	2,041,296.24	151,699,402.32	53,584,726.12	25,373,765.56	3,239,616.88	0.00	0.00	75,718,874.80	75,980,527.52
2. Internally generated software	12,789,484.77	0.00	1,047,688.23	0.00	0.00	13,837,173.00	3,271,505.03	2,516,409.45	0.00	0.00	0.00	5,787,914.48	8,049,258.52
3. Customer List	709,713,538.37	5,713,029.31	0.00	0.00	0.00	715,426,567.68	249,230,050.39	83,809,342.06	0.00	0.00	0.00	333,039,392.45	382,387,175.23
4. Prepayments	2,719,177.16	0.00	10,174,463.03	0.00	-1,967,486.24	10,926,153.95	0.00	0.00	0.00	0.00	0.00	0.00	10,926,153.95
	825,771,375.67	5,713,029.31	63,570,698.85	3,239,616.88	73,810.00	891,889,296.95	306,086,281.54	111,699,517.07	3,239,616.88	0.00	0.00	414,546,181.73	477,343,115.22
II. Property and equipment
1. Buildings on non-owned land	5,340,718.78	0.00	1,777,558.40	640.83	67,512.63	7,185,148.98	1,722,880.78	701,860.77	63.83	0.00	0.00	2,424,677.72	4,760,471.26
2. Technical equipment	1,425,843,167.38	741,174.20	162,952,692.29	17,258,248.20	31,188,192.11	1,603,466,977.78	585,965,045.25	126,614,504.51	14,983,155.99	-10,046.67	0.00	697,586,347.10	905,880,630.68
3. Other equipment, furniture and fixtures	51,138,809.34	0.00	12,794,280.71	1,819,658.85	770,095.07	62,883,526.27	31,671,730.39	7,602,185.64	1,747,400.84	10,046.67	0.00	37,536,561.86	25,346,964.41
4. Construction in progress	39,748,427.85	0.00	42,979,545.25	8,879.21	-32,099,609.81	50,619,484.08	0.00	0.00	0.00	0.00	0.00	0.00	50,619,484.08
	1,522,071,123.35	741,174.20	220,504,076.65	19,087,427.09	-73,810.00	1,724,155,137.11	619,359,656.42	134,918,550.92	16,730,620.66	0.00	0.00	737,547,586.68	986,607,550.43
III. Financial assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	258,913.10	0.00	0.00	0.00	-119,815.26	139,097.84	5,681,497.19
2. Others	491,561.62	0.00	7,414,800.37	396,498.68	0.00	7,509,863.31	0.00	0.00	0.00	0.00	0.00	0.00	7,509,863.31
	6,312,156.65	0.00	7,414,800.37	396,498.68	0.00	13,330,458.34	258,913.10	0.00	0.00	0.00	-119,815.26	139,097.84	13,191,360.50
	2,354,154,655.67	6,454,203.51	291,489,575.87	22,723,542.65	0.00	2,629,374,892.40	925,704,851.06	246,618,067.99	19,970,237.54	0.00	-119,815.26	1,152,232,866.25	1,477,142,026.15

Kabel Deutschland GmbH, Unterföhring

Appendix 2 to the Notes

Analysis of Fixed Assets for Period from April 1, 2005 to March 31, 2006

	Acquisition and production cost						Accumulated depreciation and amortization						Net book value
	April 1, 2005	Acquisitions	Additions	Disposals	Reclassifications	March 31, 2006	April 1, 2005	Additions	Disposals	Reclassifications	Change in at-equity investment	March 31, 2006	March 31, 2006
	€	€	€	€	€	€	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	77,890,029.69	0.00	20,803,016.04	0.00	1,856,129.64	100,549,175.37	36,574,017.44	17,008,999.17	0.00	1,709.51	0.00	53,584,726.12	46,964,449.25
2. Internally generated software	9,747,676.00	0.00	3,041,808.77	0.00	0.00	12,789,484.77	849,968.87	2,421,536.16	0.00	0.00	0.00	3,271,505.03	9,517,979.74
3. Customer List	696,615,984.17	5,605,485.01	572,624.92	58,508.16	6,977,952.43	709,713,538.37	165,757,814.09	83,481,224.29	8,987.99	0.00	0.00	249,230,050.39	460,483,487.98
4. Prepayments	1,367,755.27	0.00	3,151,260.98	0.00	-1,799,839.09	2,719,177.16	0.00	0.00	0.00	0.00	0.00	0.00	2,719,177.16
	785,621,445.13	5,605,485.01	27,568,710.71	58,508.16	7,034,242.98	825,771,375.67	203,181,800.40	102,911,759.62	8,987.99	1,709.51	0.00	306,086,281.54	519,685,094.13
II. Property and equipment
1. Buildings on non-owned land	4,489,044.69	0.00	1,222,223.28	422,578.09	52,028.90	5,340,718.78	1,391,701.69	625,802.97	294,623.88	0.00	0.00	1,722,880.78	3,617,838.00
2. Technical equipment	1,333,122,659.69	1,704,994.47	69,221,542.14	442,566.52	22,236,537.60	1,425,843,167.38	473,482,327.42	111,464,120.09	257,320.92	1,275,918.66	0.00	585,965,045.25	839,878,122.13
3. Other equipment, furniture and fixture	40,495,864.46	0.00	9,313,050.27	553,009.71	1,882,904.32	51,138,809.34	27,698,523.05	5,742,643.44	491,807.93	-1,277,628.17	0.00	31,671,730.39	19,467,078.95
4. Construction in progress	24,976,304.54	0.00	38,999,884.68	0.00	-24,227,761.37	39,748,427.85	0.00	0.00	0.00	0.00	0.00	0.00	39,748,427.85
	1,403,083,873.38	1,704,994.47	118,756,700.37	1,418,154.32	-56,290.55	1,522,071,123.35	502,572,552.16	117,832,566.50	1,043,752.73	-1,709.51	0.00	619,359,656.42	902,711,466.93
III. Financial assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	-16,756.76	0.00	0.00	0.00	275,669.86	258,913.10	5,561,681.93
2. Other financial assets	7,531,492.32	0.00	9,158.37	71,136.64	-6,977,952.43	491,561.62	0.00	0.00	0.00	0.00	0.00	0.00	491,561.62
	13,352,087.35	0.00	9,158.37	71,136.64	-6,977,952.43	6,312,156.65	-16,756.76	0.00	0.00	0.00	275,669.86	258,913.10	6,053,243.55
	2,202,057,405.86	7,310,479.48	146,334,569.45	1,547,799.12	0.00	2,354,154,655.67	705,737,595.80	220,744,326.12	1,052,740.72	0.00	275,669.86	925,704,851.06	1,428,449,804.61

Kabel Deutschland GmbH, Unterföhring

Appendix 3 to the Notes

Analysis of Fixed Assets for Period from April 1, 2004 to March 31, 2005

	Acquisition and production cost					Accumulated depreciation and amortization						Net book value
	April 1, 2004	Additions *	Disposals	Reclassifi- cations	March, 31, 2005	April 1, 2004	Additions	Disposals	Reclassifi- cations	Change in at-equity investment	March, 31, 2005	March 31, 2005
	€	€	€	€	€	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	46,097,542.15	17,634,783.28	395,863.56	14,553,567.82	77,890,029.69	26,831,687.44	10,137,364.11	395,034.11	0.00	0.00	36,574,017.44	41,316,012.25
2. Internally generated software	0.00	4,941,659.00	0.00	4,806,017.00	9,747,676.00	0.00	849,968.87	0.00	0.00	0.00	849,968.87	8,897,707.13
3. Customer List	681,656,064.02	15,204,832.89	244,912.74	0.00	696,615,984.17	88,417,680.96	77,364,578.94	24,445.81	0.00	0.00	165,757,814.09	530,858,170.08
4. Prepayments	18,136,748.40	1,351,354.71	0.00	-18,120,347.84	1,367,755.27	0.00	0.00	0.00	0.00	0.00	0.00	1,367,755.27

	745,890,354.57	39,132,629.88	640,776.30	1,239,236.98	785,621,445.13	115,249,368.40	88,351,911.92	419,479.92	0.00	0.00	203,181,800.40	582,439,644.73
II. Property and equipment
1. Buildings on non-owned land	2,621,169.56	1,632,478.13	8,069.75	243,466.75	4,489,044.69	690,666.56	699,260.67	3,320.75	5,095.21	0.00	1,391,701.69	3,097,343.00
2. Technical equipment	1,303,405,447.48	51,714,515.42	29,449,482.21	7,452,179.00	1,333,122,659.69	299,890,510.78	202,281,296.41	28,689,479.78	0.01	0.00	473,482,327.42	859,640,332.27
3. Other equipment, furniture and fixture	33,120,882.37	8,900,175.72	1,532,273.57	7,079.94	40,495,864.46	22,785,005.29	6,396,791.61	1,478,178.63	-5,095.22	0.00	27,698,523.05	12,797,341.41
4. Construction in progress	12,414,471.10	21,534,780.54	30,984.43	-8,941,962.67	24,976,304.54	0.00	0.00	0.00	0.00	0.00	0.00	24,976,304.54
	1,351,561,970.51	83,781,949.81	31,020,809.96	-1,239,236.98	1,403,083,873.38	323,366,182.63	209,377,348.69	30,170,979.16	0.00	0.00	502,572,552.16	900,511,321.22
III. Financial assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	5,820,595.03	188,364.48	0.00	0.00	0.00	-205,121.24	-16,756.76	5,837,351.79
2. Other financial assets	744,561.62	7,091,930.70	305,000.00	0.00	7,531,492.32	0.00	0.00	0.00	0.00	0.00	0.00	7,531,492.32
	6,565,156.65	7,091,930.70	305,000.00	0.00	13,352,087.35	188,364.48	0.00	0.00	0.00	-205,121.24	-16,756.76	13,368,844.11
	2,104,017,481.73	130,006,510.39	31,966,586.26	0.00	2,202,057,405.86	438,803,915.51	297,729,260.61	30,590,459.08	0.00	-205,121.24	705,737,595.80	1,496,319,810.06

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
Unterföhring

Combined/Consolidated Financial Statements
March 31, 2007

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring
Combined/Consolidated Balance Sheet as of March 31, 2007

			as adjusted	as adjusted
		March 31,	March 31,	March 31,
	Note	2007	2006	2005
		€	T€	T€
Assets
Current Assets
Cash and Cash Equivalents	4.1	54,107,610.42	223,070	132,744
Trade Receivables	4.2	101,157,944.70	120,789	81,269
Receivables from Affiliates	4.2	255,795.64	38	38
Receivables from Associates	4.2	0.00	0	5
Inventories	4.3	24,265,158.70	13,453	7,551
Receivables from Tax Authorities	4.4	751,265.47	236	213
Other current Assets	4.5	7,265,950.34	9,189	6,368
Prepaid Expenses	4.5	18,263,034.97	16,553	20,749
Total current Assets		206,066,760.24	383,328	248,937
Non-current Assets
Intangible Assets	4.6	476,425,996.22	517,957	578,973
Property and Equipment	4.7	986,021,591.64	902,062	897,442
Equity Investments in Associates	4.8	1,630,170.09	1,858	2,094
Other Financial Assets		7,445,800.37	352	7,392
Receivables from Shareholders		0.00	0	0
Deferred Tax Assets	3.9	365,873.00	396	323
Other non-current Assets		5,414,108.00	604	799
Prepaid Expenses		5,959,250.34	0	0
Total non-current Assets		1,483,262,789.66	1,423,229	1,487,023
Total Assets		1,689,329,549.90	1,806,557	1,735,960
Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.11	18,112,309.02	77,123	355
Trade Payables		167,907,222.55	146,269	96,009
Payments on Account		0.00	0	16
Liabilities to Associates		0.00	0	4
Other current Provisions	4.13	18,054,032.01	9,194	6,921
Liabilities due to Income Taxes	3.9	14,156,619.14	18,705	23,251
Deferred Income	4.10	216,818,473.48	246,744	243,502
Other current Liabilities	4.9	50,633,015.04	58,170	38,248
Total current Liabilities		485,681,671.24	556,205	408,306
Non-current Liabilities
Non-current Financial Liabilities	4.11	1,127,436,147.47	1,151,666	1,180,470
Deferred Tax Liabilities	3.9	57,272,275.48	39,013	30,129
Provisions for Pension	4.12	21,578,584.00	17,959	15,799
Other non-current Provisions	4.13	21,244,049.64	20,210	18,211
Capital attributable to the Limited Partners	4.15	1,882,600,000.00	1,420,000	1,340,000
Other non-current Liabilities	4.14	36,493,657.50	28,082	33,783
Deferred Income		269,656.00	0	0
Total non-current Liabilities		3,146,894,370.09	2,676,930	2,618,392
Equity
Subscribed Capital	4.16	1,000.00	1	0
Capital Reserve	4.16	29,727,887.64	26,577	14,279
Available-for-sale Reserve	4.16	624,573.00	0	0
Accumulated Deficit	4.16	-1,973,599,952.07	-1,453,156	-1,305,017
Total Equity (Deficit)		-1,943,246,491.43	-1,426,578	-1,290,738
Total Equity and Liabilities		1,689,329,549.90	1,806,557	1,735,960

The accompanying notes to this balance sheet form an integral part to these combined/ consolidated financial statements.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring
Combined/Consolidated Income Statement
for the period from April 1, 2006 to March 31, 2007

			as adjusted	as adjusted
	Note	Apr. 1, 2006 - Mar. 31, 2007	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005
		€	T€	T€
Revenues	3.1	1,093,178,874.27	1,012,133	1,003,175
Cost of Services Rendered thereof depreciation T€133,123 (prior year T€117,428; for the year ended March 31, 2005 T€206,691)	3.2	-567,089,886.94	-489,504	-573,019
Other Operating Income	3.3	14,353,737.23	12,298	17,879
Selling Expenses thereof depreciation/ amortization T€95,983 (prior year T€88,155; for the year ended March 31, 2005 T€81,249)	3.4	-318,663,333.38	-271,542	-255,641
General and Administrative Expenses thereof depreciation T€16,313 (prior year T€14,771; for the year ended March 31, 2005 T€9,789)	3.5	-99,456,246.62	-87,096	-97,718
Profit from Ordinary Activities		122,323,144.56	176,289	94,676
Interest Income	3.7	2,875,236.38	3,867	6,103
Interest Expense	3.7	-73,510,177.41	-133,699	-106,264
Accretion/Depreciation on investments and other securities		265,356.66	-127	-251
Income from Associates		-40,159.18	-27	-9
Expense / Income due to Changes in Capital Attributable to the Limited Partners	3.8	-462,600,000.00	-80,000	16,000
Profit / Loss before Taxes		-410,686,598.99	-33,697	10,255
Taxes on Income	3.9	-19,351,216.87	-11,318	-6,508
Net profit / Net loss		-430,037,815.86	-45,015	3,747

The accompanying notes to this income statement form an integral part to these combined/ consolidated financial statements.

Kabel Deutschland Vertrieb & Service GmbH & Co. KG, Unterföhring
Combined/Consolidated Statement of Cash Flows
for the period from April 1, 2006 to March 31, 2007

			as adjusted	as adjusted
		April 1, 2006 -	April 1, 2005 -	April 1, 2004 -
	Note	March 31, 2007	March 31, 2006	March 31, 2005
		T€	T€	T€
1. Cash flows from operating activities
Net income (+) / loss (-)		-430,038	-45,015	3,747
Adjustments to reconcile net income / net loss to cash provided by operations:
Taxes on income		19,351	11,318	6,508
Interest expense		73,510	133,699	106,264
Interest income		-2,875	-3,867	-6,103
Accretion/Depreciation and amortization on fixed assets		245,419	220,354	295,356
Accretion/Depreciation on investments and other securities		-265	127	251
Gain/Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		2,096	270	-23
Income from associates		40	28	9
Compensation expense relating to share-based payments		4,216	6,708	13,811
Fair value increase (decrease) of capital attributed to the limited partners		462,600	80,000	-16,000
		374,054	403,622	403,820
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		-10,812	-5,902	-1,993
Increase (-) / decrease (+) of trade receivables		19,631	-39,340	-24,509
Increase (-) / decrease (+) of other assets		-3,632	4,003	-12,008
Increase (+) / decrease (-) of trade payables		29,173	31,381	-17,672
Increase (+) / decrease (-) of other provisions		9,006	802	-8,348
Increase (+) / decrease (-) of deferred income		-29,656	3,226	48,098
Increase (+) / decrease (-) of provisions for pensions		2,555	642	-1,945
Increase (+) / decrease (-) of other liabilities		4,301	17,357	-7,159
Cash provided by operations		394,620	415,791	378,284
Income taxes paid (-) / received (+)		-10,270	-7,535	-1,251
Net cash from operating activities		384,350	408,256	377,033
2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		584	216	1,370
Cash paid for investments in intangible assets		-63,420	-26,589	-21,228
Cash paid for investments in property and equipment		-205,042	-116,603	-66,261
Cash paid for acquisitions	1.3.3	-5,093	-7,310	-29,282
Cash received from contribution of sub-divisions		0	2	0
Cash paid for investments in financial assets		-6,769	-9	-7,092
Cash received from (+) / paid to (-) shareholder		0	0	0
Interest received		2,777	2,788	6,103
Dividends received from associates		188	208	204
Net cash used in investing activities		-276,775	-147,297	-116,186
3. Cash flows from financing activities
Cash received from contribution to capital reserve		0	0	475,000
Cash payments to shareholders (redemption of loans)		0	0	0
Capital withdrawal (dividends and other distributions)		0	0	-475,000
Cash received from senior credit facilities		1,205,000	0	475,000
Cash repayments of senior credit facilities		-1,280,848	-652	-618,500
Cash payments for reduction of finance lease liabilities		-5,610	-4,473	-4,193
Cash paid regarded due to deemed dividend distribution		-100,995	-90,371	97,984
Interest and transaction costs paid		-94,349	-75,010	-81,031
Net cash used in financing activities		-276,802	-170,506	-130,740
4. Cash and cash equivalents (including short term investments) at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		-169,227	90,453	130,107
Accretion/Depreciation on investments and other securities		265	-127	-251
Cash and cash equivalents at the beginning of the period		223,070	132,744	2,888
Cash and cash equivalents at the end of the period	4.1	54,108	223,070	132,744
Additional Information
Investments relating to capital lease		15,311	0	0
Other non cash investments		0	0	0

The accompanying notes to this cash flow statement form an integral part to these combined/ consolidated financial statements.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Statement of Changes in Combined/Consolidated Equity for the Period from April 1, 2006 to March 31, 2007

	Note	Limited Partnership capital	Capital reserve	Cash flow hedge reserve	Available- for-sale reserve	Accumulated deficit	Equity (Deficit)
		T€	T€	T€	T€	T€	T€
Balance as of April 1, 2004	4.16	2	293,823	0	0	-402,729	-108,904
Accounting IFRS 1.36A adjustments (net of tax):
—derivative financial instruments and transaction costs		0	0	0	0	58,372	58,372
—capital attributable to the limited partners		-2	-293,823	0	0	-1,062,175	-1,356,000
Capital contributions		0	475,000	0	0	0	475,000
Capital withdrawal		0	-475,000	0	0	0	-475,000
Additions relating to share-based payment		0	14,279	0	0	0	14,279
Changes in fair value of hedging instruments (net of tax)		0	0	-5,359	0	0	-5,359
Retrospective effect of applying IAS 8 to interest swap accounting		0	0	5,359	0	0	5,359
Retrospective change in accordance with IAS 8 due to transactions with parents		0	0	0	0	97,768	97,768
Net profit of the period		0	0	0	0	3,747	3,747
Balance as of March 31, 2005	4.16	0	14,279	0	0	-1,305,017	-1,290,738
Changes in fair value of hedging instruments (net of tax)		0	0	11,367	0	0	11,367
Capital contributions		1	4,360	0	0	0	4,361
Additions relating to share-based payment		0	7,938	0	0	0	7,938
Retrospective effect of applying IAS 8 to interest swap accounting		0	0	-11,367	0	0	-11,367
Retrospective change in accordance with IAS 8 due to transactions with parents		0	0	0	0	-103,124	-103,124
Net profit of the period		0	0	0	0	-45,015	-45,015
Balance as of March 31, 2006	4.16	1	26,577	0	0	-1,453,156	-1,426,578
Changes in fair value of hedging instruments (net of tax)		0	0	0	0	0	0
Capital contributions		1	0	0	0	0	1
Additions relating to share-based payment		0	3,151	0	0	0	3,151
Changes in fair value of financial assets classified as available-for- sale		0	0	0	624	0	624
Transactions with parents		0	0	0	0	-90,407	-90,407
Net profit of the period		0	0	0	0	-430,037	-430,037
Balance as of March 31, 2007	4.16	1	29,728	0	624	-1,973,600	-1,943,247

Notes to the Combined/Consolidated
Financial Statements for

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
as of March 31, 2007

Notes to the Combined/Consolidated
Financial Statements for

Kabel Deutschland
Vertrieb und Service GmbH & Co. KG
as of March 31, 2007

1.                 General

Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS”), formerly Kabel Asset GmbH & Co. KG, was founded on October 16, 2003. KDVS’ registered office is in Unterföhring, Betastraße 6 - 8 (commercial register of Munich HRA 83902), Germany. Since its formation, KDVS has been a wholly-owned subsidiary of Kabel Deutschland GmbH, Unterföhring (“KDG”) which is ultimately owned by Cayman Cable Holding L.P., George Town, Cayman Islands (“Cayman Cable”). Cayman Cable was controlled by a consortium consisting of Apax, Goldman Sachs Capital Partners and Providence as of March 31, 2003, 2004 and 2005. As of February 8, 2006, Providence acquired all shares of Cayman Cable held by Apax and Goldman Sachs Capital Partners.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG and its subsidiaries (“KDVS Group” or the “Group”) is the market leader in the German cable television business in terms of homes passed, subscribers and revenues. The Group primarily provides cable access connections, offering up to 45 analog TV channels and up to 36 VHF radio stations. The KDVS Group also delivers digital television signals through its digital playout center. The KDVS Group carries and offers its own pay TV program packages, packages of an unaffiliated German pay television operator, and the digital programs offered by the public broadcasters. The Group also offers Internet & Phone services to our customers.

1.1 Acknowledgement

The combined/consolidated (in the following “consolidated”) financial statements of KDVS for the three years ended March 31, 2007, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), London, adopted by the European Union (“EU”) and applicable to the Group. The designation IFRS also includes all valid International Accounting Standards (“IAS”), as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).

1.2 Basis of Presentation

As of March 29, 2006 (effective April 1, 2006) KDVS changed its fiscal year end from December 31 to March 31. Therefore, the period from January 1, 2006 to March 31, 2006 is a stub period. The fiscal year end of the shareholder KDG, is March 31. As KDVS is the guarantor of KDG’s debt the KDVS’ consolidated financial statements are presented for the twelve month period ending March 31 (“year ended March 31”).

The amounts in the consolidated financial statements and notes are presented in Euros and all values are rounded to nearest thousand (“T€”) except where otherwise stated. The Group’s financial statements have been prepared using consistent accounting and consolidation methods for all periods presented except as noted below. The Group’s income statement has been prepared using the cost of sales method under IFRS. The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, available-for-sale investments, asset retirement obligations and expenses and liabilities related to the Management Equity Participation Program that have been measured at fair value.

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Group previously assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the “change in variable cash flow method”. Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on “IAS 39 Financial Instruments: Recognition an Measurement—Assessing hedge effectiveness of an interest rate swap in a cash flow hedge” the Group has reconsidered its accounting treatment applied to those transactions and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Group has adjusted its financial statements to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through profit and loss. This change in accounting treatment has been accounted for retrospectively. This adjustment resulted in a decrease in other comprehensive income of T€8,320, a decrease in interest expense of T€13,682 and an increase in deferred tax expense of T€5,362 for the year ended March 31, 2006, and an increase in other comprehensive income of T€3,945, an increase in interest expense of T€6,487 and a decrease in deferred tax expense of T€2,542 for the year ended March 31, 2005.

The Company reassessed the accounting for the transactions with its parent in particular KDVS’ central cash management wherein all of KDG’s (parent’s) cash receipts were remitted to KDVS and all cash disbursements of KDG (parent) were funded by KDVS. Because KDG is a holding company with only very limited operating business, KDVS is providing funding to KDG to allow KDG to settle its obligations to third parties and therefore, KDVS has a legal receivable from KDG. Settlement of the receivable is not expected in the near term. Therefore in substance the cash funding of KDVS to KDG, the parent, has been assessed as a deemed dividend distribution. Accordingly, KDVS has retrospectively changed the accounting for cash funding and the other transactions with its parent from a strictly formal and legal basis to account for the substance of the transactions. Management believes accounting for the substance of these transactions, will provide reliable and more relevant information and therefore is preferable. The changes will result in reclassifying the receivable from shareholders of T€283,015 as of April 1, 2004 to equity. Additionally the receivables from shareholders of T€185,247, T€288,371 and T€378,777 as of March 31, 2005, March 31, 2006 and March 31, 2007, respectively, is classified in equity. Therefore the movements of the receivables from shareholders will be retrospectively presented in the statement of changes in equity as “Retrospective changes in accordance with IAS 8 due to transactions with parents” of T€97,768 and T€103,124 for the period ended March 31, 2005 and March 31, 2006, respectively.

With respect to changes in estimates regarding the asset retirement obligation please refer to note 4.7 and 4.13.

As of December 1, 2004 the Group changed the estimated useful life (from original in service date) of its existing technical network from 15 to 20 years based on the Group’s business plan. The change in the estimated useful life resulted in a reduction in depreciation expense of T€37,520 for the year ended March 31, 2005. The remaining useful life of these assets amounts to approximately 6 years as of March 31, 2007.

1.3 Consolidation

1.3.1 Formation of the Group

On March 13, 2003, KDG acquired the former cable television businesses of six of the nine cable television regions of Deutsche Telekom AG (“DTAG”), along with additional network assets, including an advanced digital playout facility. The final purchase price for the acquisition was ultimately determined to be the same as the preliminary purchase price of T€1,779,396, as all issues with DTAG relating to potential adjustments were settled with no adjustments ultimately being made.

In the transaction, the six regional cable television businesses were acquired by wholly-owned subsidiaries of KDG. Following the acquisition, the acquired regional cable television businesses were merged with the subsidiaries of KDG. Subsequently, the interest in five subsidiaries held indirectly by KDG were transferred to the sixth subsidiary, Kabel Bayern GmbH & Co. KG. The transferred subsidiaries wholly-owned by Kabel Bayern GmbH & Co. KG were merged into Kabel Bayern GmbH & Co. KG which was then renamed into Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS (old)”).

By resolution of the shareholders’ meeting dated August 3, 2004, the cable business including all assets, liabilities, rights and obligations of KDVS (old) were transferred to KDVS by a contribution in-kind. KDVS (old) was subsequently merged into KDG. The transactions were retroactively effective as of January 1, 2004.

In addition to the six regional cable television businesses, a seventh indirect subsidiary of KDG, Kabel Service und Handels GmbH & Co. KG (“KSH”) acquired on March 13, 2003 all interests in MSG MediaServices GmbH (“MSG”) and Kabel Deutschland Beteiligungs GmbH (“KDB”) which owned 100% of TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”) and Deutsche Kabel Service GmbH & Co. KG (“DKS”). MSG owned the digital playout facility which was operated by DKS. Furthermore, DKS provided call center services, technical support and IT services to the cable television businesses. TKS provides cable television, telephone and Internet services to the NATO military personnel stationed in Germany.

With economic effect as of January 1, 2004, Kabel Bayern Beteiligungs GmbH was merged into KDG after KSH had accrued to Kabel Bayern Beteiligungs GmbH due to the retirement of its general partner. The merger was carried out in accordance with commercial law by applying the book value method. Furthermore, with economic effect as of January 1, 2004, DKS accrued to KDG at net book value following the retirement of its general partner. With economic effect as of March 31, 2004, KDG contributed its shares in TKS and MSG at net book value to KDVS.

In an agreement dated July 14, 2004, KDG contributed the business activities of the former DKS with retroactive effect as of January 1, 2004 to Kabel Deutschland Breitband Services Beteiligungs GmbH (hereafter also referred to as “KDBSB”) in return for new shares. This company had previously been formed by KDG as a wholly owned subsidiary. In a second step, KDG contributed the shares in KDBSB to KDVS in return for an increase in its capital share. KDVS then contributed the shares in KDBSB to MSG in return for new shares. KDBSB was then merged into MSG. MSG was subsequently renamed Kabel Deutschland Breitband Services GmbH (hereafter also referred to as “KDBS”).

Since March 13, 2003, all companies and businesses that were merged into or transferred to KDVS were either wholly-owned subsidiaries of KDG or, for the businesses transferred, under control of KDG.

1.3.2 Scope of Consolidation

In the fiscal year ended March 31, 2007 the Group acquired Schramm Elektro- und Antennen GmbH and HOT-Kabelservice—Gesellschaft mit beschränkter Haftung. The fully consolidated company Deutsche Kabel Services Verwaltungs-GmbH was liquidated and deregistered. KDVS’ consolidated financial statements as of March 31, 2007 are comprised of KDVS and six consolidated subsidiaries (year ended March 31, 2006: four consolidated subsidiaries; year ended March 31, 2005: six consolidated subsidiaries). Investments are consolidated if KDVS directly or indirectly owns more than 50% of the outstanding voting rights of an entity and if the investments are under the control of KDVS as defined by IAS 27.

The legal restructurings of the direct and indirect subsidiaries of KDG, which took place in the years ended March 31, 2006 and 2005, were treated as transactions involving entities under common control. KDVS accounted for these transactions in a manner similar to the application of the pooling-of-interest method. As such, the legal structure of the KDVS Group as of March 31, 2006 was also applied to the Group as of March 31, 2005 and April 1, 2004 as basis for the consolidation.

1.3.3 Changes in the Consolidation Group and Acquisitions

Share Acquisitions

The Group purchased 100% of the shares of Schramm Elektro- und Antennen GmbH for total consideration of T€590 as of February 1, 2007. All assets and liabilities were recorded at their fair value resulting in the Group recording fixed and current assets of T€42, cash and cash equivalents of T€186, customer list of T€888, liabilities of T€178 and net deferred taxes totaling T€348. With respect to the period from April 1, 2006 to February 1, 2007, revenues and net income amounted to approximately T€279 and T€5, respectively. With respect to the period from February 1, 2007 to March 31, 2007 revenues and net income amounted to approximately T€49 and T€20, respectively.

The Group purchased 100% of the shares of HOT-Kabelservice-Gesellschaft mit beschränkter Haftung for total consideration of T€1,876 as of February 1, 2007. All assets and liabilities were recorded at their fair value resulting in the Group recording fixed and current assets of T€298, cash and cash equivalents in an amount of T€454, customer list of T€2,585, liabilities of T€448 and net deferred taxes totaling T€1,013. With respect to the period from April 1, 2006 to February 1, 2007, revenues and net income amounted to approximately T€523 and T€68, respectively. With respect to the period from February 1, 2007 to March 31, 2007 revenues and net income amounted to approximately T€97 and T€20, respectively.

Asset Acquisitions

In the year ended March 31, 2007, the Group acquired approximately 2,800 subscribers and the associated CATV Level 4 network infrastructure from Titze Kabelbetriebs KG for total aggregate consideration of approximately T€1,185. The aggregate purchase price of the transactions resulted in an increase in customer list of T€1,067 and an increase of technical equipment of T€118. From InnoMedia GmbH & Co i.L. approximately 1,959 subscribers and the associated CATV Level 4 network infrastructure was acquired for total aggregate consideration of approximately T€639. The aggregate purchase price resulted in an increase in customer list of T€513 and an increase of technical equipment of T€126.

The Group acquired additional 4,135 subscribers from several small Level 4 companies for total aggregate consideration of approximately T€874. The aggregate purchase price of the transactions resulted in an increase in customer list of T€589 and an increase of technical equipment of T€285.

Asset acquisitions did not include the assumption of any liabilities or other financial obligations.

1.3.4 Basis of Consolidation

The accounting for business combinations in the KDVS consolidated financial statements is performed according to IFRS 3 by allocating the cost of a business combination to the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair value at the time of the acquisition. Any difference between the cost and the fair value is goodwill or badwill.

Intercompany transactions, balances and unrealized gains on transactions between KDVS and its subsidiaries are eliminated in consolidation. The Accounting Policies of the consolidated subsidiaries are consistent with the policies adopted by KDVS. Acquisitions are accounted for using the purchase method of accounting.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Companies in which KDVS owns at least 20% of the outstanding voting rights and has significant influence over the business and the financial policies as defined by IAS 28 are recorded in the consolidated financial statements using the equity method. Intercompany profits and losses of associated companies are eliminated in consolidation in relation to their shareholding ratio.

1.4 Currency Translation

The functional and reporting currency of KDVS Group is the Euro.

Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are converted to Euros at the exchange rate of the German Central Bank on the balance sheet date. Currency differences resulting from these adjustments are recognized in the consolidated income statement.

Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date which are to be carried at fair value were converted to Euros at the rate. The Group used the following exchange rates (spot rates):

	March 31, 2007	March 31, 2006	March 31, 2005
1 €	US $ 1.3318	US $ 1.2104	US $ 1.2943
1 €	GBP 0.6798	GBP 0.6964	GBP 0.6877

2.                 Accounting and Valuation Methods

2.1 Property and Equipment

2.1.1 Property and Equipment

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Borrowing costs are not capitalized. Rebates, trade discounts and bonuses are deducted from the purchase price.

For technical equipment located on leased property, historical costs include the present value of estimated future costs and expenses necessary for restoration of the leased property after termination of the lease agreement.

2.1.2 Leases

Operating lease

A lease is accounted for as an operating lease if all the risks and benefits incidental to ownership of the leased item remain with the lessor. Operating lease payments are therefore recorded on a straight-line basis over the lease term as an expense in the consolidated income statement.

Operating leases for CPE

To get connection to high-speed Internet & Phone services as well as to receive pay TV, the Group leases the necessary equipment to the customers. These leases for which the Group is the lessor, are classified as an operating lease. Therefore, the Company capitalized the CPE as fixed assets based on acquisition cost and the cost of removing the asset at the end of the lease. Over the useful life of 3 years the assets are depreciated using the straight-line method.

Finance lease

In accordance with IAS 17, assets leased under finance leases are recorded at the lower of fair value at the inception of the lease or the present value of the lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

2.1.3 Subsequent Expenses

Rental costs are expensed. Repair and maintenance charges are expensed during the financial period in which they are incurred. The cost of significant renovations and additions are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Group. Significant renovations are depreciated over the shorter of the remaining useful life of the related asset or the lease term.

2.1.4 Depreciation of Fixed Assets

Depreciation is calculated based on the straight-line method over each asset’s estimated useful life as follows:

Buildings and leasehold improvements	3 to 25 years
Technical equipment and machines	3 to 20 years
Property and equipment	3 to 15 years

Gains and losses from derecognition of fixed assets are determined by deducting the carrying amount of the asset being sold from the proceeds received at the time of derecognition. The results are included in other operating income or in the corresponding expense line item. The assets’ residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial year end.

2.2 Intangible Assets

2.2.1 Customer List

In connection with the initial acquisition of the cable business by the Group in March 2003, approximately T€681,659 of the purchase price was allocated to the customer list. Further additions to the customer list that occurred during the twelve months ended March 31, 2007 and in the previous years are primarily related to the acquisition of Level 4 companies and subscribers.

2.2.2 Other Intangible Assets

Intangible assets which are purchased separately are recorded at cost. Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if they can be reliably measured at the acquisition date.

Computer software is recorded at cost as an intangible asset.

The Group recognizes intangible assets developed internally (consisting of software used by the Group) to the extent the criteria in IAS 38 are met. Development costs for internally generated intangible assets are recognized at cost to the extent the Group can demonstrate the technical feasibility of completing the asset, how the asset will generate future economic benefit, the availability of resources to complete the asset and the ability to measure reliably the expenditure during the development. If the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

The Group recognizes subscriber acquisition costs incurred to obtain new subscribers if the costs are directly attributable to obtaining specific contracts, are incremental, can be measured reliably and meet the definition and recognition criteria of an intangible asset in accordance with IAS 38. Subscriber acquisition costs incurred to obtain new contracts without an initial contract period (open-ended contracts) are expensed as incurred.

Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment loss.

2.2.3 Subsequent Expenses

Subsequent investments in intangible assets will be capitalized if they qualify for recognition as an intangible asset.

2.2.4 Amortization of intangible assets

The estimated useful life of the customer list is based on the average number of terminations and the term of the average contract life of individual end users who generate significant contribution margins.

The amortization of other intangible assets with definite useful lives is based on the straight line method over the assets’ estimated useful life. Amortization begins when the intangible asset is ready for use.

The Group recognized subscriber acquisition costs incurred to obtain new subscribers. The Group amortizes these costs over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period.

The amortization expense is recognized in the income statement in the expense category consistent with the function of the intangible assets.

The useful lives are estimated as follows:

•Customer list	8.5 years
•Software and licenses	1 – 10 years
•Subscriber Acquisition Costs	1 – 8.5 years

2.3 Financial Instruments

Recognition and Derecognition of Financial Instruments

Financial assets and liabilities are recognized when the Group enters into a contractual relationship with the respective counterparty or issuer. A financial asset is derecognized when:

•       the rights to receive cash flows from the asset have expired;

•       the Group retains the right to receive cash flows from the asset but has assumed an obligation to pay those cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; or

•       the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recorded in the consolidated income statement.

Financial Assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are initially recognized, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All purchases and sales of financial assets in the ordinary course of business are recognized on the date on which control over the asset changes.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category “financial assets at fair value through profit or loss”. Financial assets are held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognized in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated income statement when the loans and receivables are extinguished or impaired as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is sold or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Financial Liabilities

Financial liabilities (loans) are initially recognized at cost which corresponds to the fair value of the given consideration received net of issue costs associated with the financial liabilities. In subsequent periods, liabilities are measured at amortized cost using the effective interest method with the exception of derivative financial instruments which are measured at their fair market value.

Derivative Financial Instruments

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from financing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the income statement or in the statement of changes in equity under cash flow hedge reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in the consolidated income statement. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100% effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as a cash flow hedge reserve.

If hedges are not 100% effective, the difference between the fair value and the changes in fair value of the related underlying contract is recognized in the consolidated income statement. The portion of the change in fair value not covered by the underlying transaction is immediately recognized in the consolidated income statement. If hedge accounting cannot be used by the Group, the change in the fair value of derivative financial instruments is recorded in the consolidated income statement.

Equity Investments in Associates

Investments in associates are accounted for using the equity method at the investor’s share of equity pursuant to IAS 28. The Group’s share of income, reduced by distributions and amortization of write-ups in amortizable assets from purchase accounting is disclosed in the fixed asset register as a change in equity investments.

2.4 Inventories

Raw materials, consumables, supplies, finished goods and merchandise are recorded at the lower of cost or net realizable value. Cost is generally determined using a moving average cost.

2.5 Trade and Other Receivables

Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. An allowance for uncollectible amounts is recorded when collection of amounts due is no longer probable.

2.6 Cash and Cash Equivalents

Cash and cash equivalents are mainly comprised of cash on hand and other short-term, highly liquid investments with an original maturity of three months or less. Cash on hand and cash equivalents are carried at nominal value.

For purposes of the consolidated cash flow statement cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

2.7 Impairment

The carrying amount of intangible assets and property and equipment is reviewed at every balance sheet date to determine whether there are any indications of impairment. If such indications exist or when annual impairment testing is required, the recoverable amount is estimated. Impairment is necessary when the carrying amount of an asset or the related cash-generating unit exceeds the recoverable amount. The corresponding impairment is expensed.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

2.7.1 Determination of Recoverable Amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. Value in use is determined by discounting the estimated future cash flows to be derived from continuing use of the asset up until its ultimate disposal. The discount rate is based on a pre-tax interest rate that reflects current market assessments of the fair value of money and the risks specific to the asset.

For assets to which no cash flows can be directly attributed, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

2.7.2 Reversal of Impairment Loss

Impairment losses on assets are reversed when assumptions relating to the recoverable amount of the assets change. Impairment losses are only reversed up to the carrying amount of the asset which would have been recorded if the asset had been subject to standard depreciation without impairment.

2.8 Equity

Limited partnership capital and the capital reserve are stated at nominal value after the reclassification of the capital attributable to Limited Partners which is recored as a liability and accounted at fair value. Capital reserves contain contributions from partners and changes relating to share-based payments.

2.9 Capital attributable to the Limited Partners

Financial instruments which grant the holder a right of repayment of the capital contributed to the partnership are classified as liabilities in accordance with IAS 32. KDVS and its legal predecessors have been structured in the legal form of commercial partnerships in which the limited partners can obligate the partnership to repay capital contributions and the related attributable profit interest by exercising a legal right of notice.

The rights of the limited partners to the net assets of the partnerships are therefore reported in the IFRS consolidated financial statements of KDVS as liabilities under the item “Capital attributable to the Limited Partners”. The liability is measured at the present value of the repayment right of the limited partner that, in accordance with the provisions of the partnership agreements, amounts to 2/3 of the fair value of the interest in the limited partnership. The fair value of the interest is determined by reference to market transactions or by applying the discounted cash flow method (DCF method).

In the period ended March 31, 2004, the Group elected to implement the exemption from IAS 32 and IAS 39 given by IFRS 1.36A. Therefore, the accounting for financial instruments including the presentation of the capital attributable to the limited partners does not comply with IAS 32 and IAS 39 in the period from April 1, 2003 to March 31, 2004. In this period, the capital attributable to the limited partners was classified in accordance with German GAAP. Therefore, the entire limited partners’ capital was presented as equity.

2.10 Employee Benefits

Under the Group’s pension plans, KDVS provides employees post-employment benefits under a defined benefit plan. The benefits are unfunded.

The present value of future claims of participants is estimated using actuarial methods based on the amount of benefit earned for their service in the current and prior periods. The liabilities to be recognized in the consolidated balance sheet result from the present value of the defined benefit obligation adjusted for any actuarial gains or losses, and less any past service cost not yet recognized. The discount rate is determined by reference to the capital markets and takes into account the expected maturity of the obligation. KDVS engaged qualified external actuaries to perform the necessary actuarial calculations. The obligation is determined using the projected unit credit method.

If the benefits of the pension plan improve, the share of those plan improvements relating to the employees’ previous years of service will be recognized as an expense on a straight-line basis over the period in which the claims vest. If the claims have already vested, the prior service cost is expensed immediately.

In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in the consolidated income statement until the cumulative outstanding amounts exceed a corridor of 10% (“corridor approach”) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to the consolidated income statement over the remaining average service life of the employees entitled to pensions.

2.11 Other Provisions

Other provisions are recognized in the consolidated balance sheet pursuant to IAS 37 when a legal or constructive obligation to a third party arises as a result of past events, an outflow of resources embodying economic benefits will be required to settle the obligation and the anticipated amount of the provision can be reliably estimated. Non-current other provisions are stated at their discounted settlement value on the balance sheet date where the effect of the time value of money is material.

2.12 Trade Payables and Other Liabilities

Trade payables and other liabilities are recorded at amortized cost.

2.13 Revenue and Other Income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The different types of revenue are recognized as follows:

Installation and network connection

Revenue from the installation of the cable connection and the network connection is recognized when the services have been rendered, the costs incurred can be measured reliably and the Group is not obliged to provide any future services.

Rendering of services

Revenue generated by the delivery of analog and digital pay products, Internet and telephone services as well as carriage fees paid by the broadcasters and digital playout facility fees paid by television broadcasters are recognized when services have been provided, the costs incurred can be measured reliably and the Group is not obliged to provide any future services. Prepayments are accounted for by deferring the received payments and amortizing them straight-line over the service period.

When free months are offered to customers in relation to a subscription, the group recognizes the total amount of billable revenue in equal monthly installments over the term of the contract provided that the group has the enforceable and contractual right to deliver the customer with the products after the promotional period. If free months are given without a contract at the beginning of a subscription period, the group does not recognize revenues during the free months as the customer’s continuance is not assured.

Sale of goods

Revenue for the sale of digital set-top boxes, cable modems, and other goods (Customer Premise Equipment—CPE) is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Costs and losses in connection with returns are accounted for by accruing the respective amount. If the Group acts as an agent, revenue is only recognized in the amount of the sales commissions.

Multiple Elements Arrangements

For bundled services in multiple element arrangements the Company recognizes revenue for each element on the basis of the relative fair value of each item in the transaction, if there is an evidence of fair value.

2.14 Share-Based Payments

The Group applies IFRS 2. Under IFRS 2, plans which result in share-based payment transactions have to be accounted for as cash-settled if the probability that the interest holder will receive a payment in cash upon settlement rather than the underlying equity instruments. Due to the terms of the different programs at KDVS, it is highly likely that the general partner of Cayman Cable Holding L.P. (Cayman) will exercise the existing repurchase option in most cases of the interest holders’ termination of employment and settle in cash. Alternatively, employees leaving the Group may have the option to put their vested interests to Cayman for cash. In the case of a put or call, the employee is generally protected from decreases in fair value below their initial investment amount. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests in the Management Equity Participation Program I (“MEP I”) which was a share acquisition program the costs of cash-settled transactions are measured initially based on the notional amount paid.

For MEP II and III which were option programs, the costs of cash-settled transactions are measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted because it is typically not possible to reliably estimate the fair value of employee services received. This fair value is expensed over the period until vesting with recognition of a corresponding liability.

For all MEP programs the services received during the vesting periods and, therefore, the corresponding liabilities are re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the consolidated income statement.

2.15 Taxes on Income

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted by the balance sheet date.

Except for those cases described below, deferred income tax is provided, using the liability method on all temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the balance sheet date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•       where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•       for temporary taxable differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all temporary deductible differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized:

•       except where the deferred income tax asset relating to the temporary deductible difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss;

•       except that temporary deductible differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognized directly in equity are recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.16 Key Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in the consolidated income statement when better information is available.

2.16.1 Key Judgments

In the process of applying KDVS’ accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements.

Hedges

The Group has entered into interest rate swaps, interest rate caps and currency swaps to hedge its risks resulting from exposure to changes in interest rates and foreign currency rates. All of these derivative instruments have been accounted for in accordance with IAS 39 at fair value irrespective of the purpose or the intention for which they were used. The currency swaps were classified as cash flow hedges.

The interest rate swaps had previously been designated as hedging instruments in a cash flow hedge relationship. Due to the IFRIC final agenda decision of March 2007 regarding “Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”, the Group reassessed the hedge relationship. The method used to assess hedge effectiveness in the past is no longer deemed appropriate under IFRS. The Group reassessed the hedge relationship. Therefore, comparative figures for preceding annual periods were adjusted (see also 1.2).

Share-based payments

At the date of the financial statements, the Group has three Management Equity Participation Programs (MEP I, MEP II, MEP III) in place. MEP I provides direct and indirect—via Kabel Management Beteiligungs GbR—ownership in Cayman Cable Holding L.P., the ultimate parent company of KDG and LuxCo. MEP II and III provide options in Cayman Cable Holding L.P. interests. For accounting purposes, the Group applies IFRS 2 for its Management Equity Participation Programs. For cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as an expense and a corresponding increase in other liabilities. Additionally, some members of MEP I, II and III have received proceeds resulting from the sale of their interests or options. These proceeds resulted in the reversal of the respective liabilities recognized in earlier periods.

Operating Leases for CPE

The Group offers products that contain signal delivery and the right to use hardware devices. The hardware devices are essential for the signal delivery to the customer. Since the fulfillment of these arrangements is dependent on the use of a specific asset and the arrangements convey a right to use the asset, the contracts contain a lease in accordance with IFRIC 4 (KDVS as lessor).

Hardware devices are recognized as equipment in accordance with IAS 16 and amortized over the useful life which is three years.

Operating lease cable ducts

In certain cases KDVS leases space in the cable ducts of Deutsche Telekom AG (“DTAG”) to house KDVS’ network cable. The Group has determined that it retains no significant risks and rewards of ownership of these cable ducts and, therefore, accounts for the leases as operating leases.

Finance lease transponders

The Group has leased specific satellite transponders in order to transmit audio and video signals. The Group has determined that the rights to use specific transponders have been transferred and that the lease term of specific transponders covers the major part of the economic life of the transponders. Therefore, the Group has classified and accounted for the leases as finance leases according to IAS 17.

Capital attributable to the Limited Partners

The rights of the limited partners to the net assets of the partnership are recorded as liability (under the item “Capital attributable to the Limited Partners”). If the limited partner (KDG) left KDVS, KDVS will not exist in the same way as before. Management expects that KDVS will not continue its business. As in that case no deductible temporary difference will arise KDVS did not recognize any deferred tax assets due to the revalued limited partnership.

2.16.2 Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next twelve months period are discussed below.

Hedges

The fair values of the derivative financial instruments as of the balance sheet date have been estimated at the net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). The total fair values of the derivative financial instruments amounted to T€5,415, T€-3,241 and T€-19,999 as of March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Share-based payments

At each balance sheet date through March 31, 2006, the carrying amount of the repurchase liability for vested MEP I interests has been based on a formula (as required under the Partnership agreement) which was originally intended to approximate the fair price for repurchase of the respective interests in Cayman Cable Holding L.P. Due to the fact, that the fair price formula no longer approximated the fair value of the interests issued under MEP I adequately the Partners of Cayman Cable Holding L.P. agreed to change the definition of the fair price in the fifth amendment to the Partnership agreement dated April 19, 2007. The fair price is now based on market conditions for the respective interests and the carrying amount is calculated on that basis. The change in the fair price estimation resulted in an increase in personnel expenses in the amount of T€1,492 for the year ended March 31, 2007.

The measurement of the fair value at grant date with respect to the MEP II and MEP III option plans is based on the Black-Scholes option pricing model. The main parameters, the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date were estimated by the Group.

The Group recognizes non-cash expenses with respect to all MEP plans in an amount of T€4,217, T€6,708 and T€13,811 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Internally Developed Software

The Group recognized intangible assets developed internally (consisting of software used by the Group) to the extent the criteria of IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured.

Customer List

The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the average number of terminations and the term of the average contract life. The book value of the customer list amounted to T€382,387, T€460,483 and T€530,858 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Provision for Pensions

With respect to the actuarial calculation of the provision for pensions, the Group estimated the discount rate, future salary increases, future pension increases and the discount rate. As of March 31, 2007, March 31, 2006 and March 31, 2005, the provision for pensions amounted to T€21,579, T€17,959 and T€15,799, respectively.

Asset Retirement Obligations

The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the technical facilities. Approximately 92% of KDVS’ obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDVS assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years. The remaining 8% of the asset retirement obligations are divided into accruals for radio link systems (AMTV), furniture and fixtures and miscellaneous restoration obligations. The asset retirement obligations amounted to T€20,562, T€19,964 and T€18,041 as of March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

2.17 Accounting Standards Recently Issued by IASB

The Group applied all IFRSs and IFRIC interpretations issued by the IASB, London, that are effective as of March 31, 2007, adopted by the EU and applicable to the Group. The designation IFRS also includes all valid IAS. All interpretations of the IFRIC, formerly the SIC, were also applied.

Accounting Standards Recently Issued by IASB and Applied by the Group

Additionally to the IFRSs and IFRIC Interpretations already applied by the Group in the fiscal year ending March 31, 2006, it has adopted the following amended IFRS standards and IFRIC interpretation during the year ending March 31, 2007. Adoption of these revised standards and interpretation did not have any effect except the following on the financial statements of the Group.

IAS 19: Amendment—Employee Benefits

As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underliying the components of the defined benefit cost. This change has resulted in additional disclosures being included for the years ending March 31, 2007 and March 31, 2006 but has not had a recognition or measurement impact, as the Group chose not to apply the new option offered to recognise actuarial gains and losses outside of the income statement.

IAS 21: Amendments—The Effects of Changes in Foreign Currency Exchange Rates

IAS 39: Financial Instruments: Recognition and Measurement

IFRIC 4: Determining whether an Arrangement contains a Lease

The requirements of IFRIC 4 regarding the determination whether an arrangement contains a lease have already been taken into consideration by the Group for the assessment of potential lease arrangements prior to April 1, 2006. Therefore, no changes in accounting occurred due to the explicit application of IFRIC 4.

Accounting Standards Recently Issued by IASB and not yet Applied by the Group

The Group has not applied the following IFRS and IFRIC interpretations that have been issued and have been endorsed by the EU but are not effective as of March 31, 2007:

In August 2005, the IASB issued an amendment to IAS 1, “Presentation of Financial Instruments—Capital Disclosures”. The amendment requires disclosures regarding an entity’s objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007. The Group expects to adopt this amended standard beginning April 1, 2007. The amendment to IAS 1 is not expected to lead to material changes in relevant disclosures.

In December 2004, the IASB published IFRS 7 “Financial Instruments: Disclosures”. This standard results in a fundamental restructuring of the disclosure obligations for financial instruments and combines all disclosure regulations for financial instruments in a new standard. IFRS 7 requires disclosure of information on the importance of financial instruments for the asset and income situation of companies. In addition it contains new requirements for reporting on risks, which are associated with financial instruments. Also associated with the adoption of IFRS 7 is an expansion of IAS 1 “Presentation of Financial Statements”. Qualitative information is to be disclosed on objectives, methods and processes for the management of capital. In addition external minimum capital claims, infringements of these as well as the resulting consequences are to be disclosed. IFRS 7 is effective for reporting periods beginning on or after January 1, 2007. The Group expects to adopt IFRS 7 beginning April 1, 2007. The adoption of this interpretation is expected to lead to extensive additional quantitative and qualitative disclosures with respect to the relevance of financial instruments for the financial, assets and income position. The disclosures have to be based on a management approach.

In January 2006, the IFRIC issued IFRIC interpretation 8, “Scope of IFRS 2” (“IFRIC 8”) The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently no or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 would therefore apply. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006. The Group expects to adopt IFRIC 8 beginning April 1, 2007. The adoption of this interpretation is not expected to have a material impact on the Groups’ results of operations, financial position or cash flow.

In March 2006, the IFRIC issued IFRIC interpretation 9, “Reassessment of Embedded Derivatives” (“IFRIC 9”). The interpretation clarifies whether an embedded derivative has to be separated from a newly entered contract under IAS 39 only when a new contract is entered into or even subsequently. A subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly changes the cash flows of the contract. IFRIC 9 applies for all annual periods beginning on or after June 1, 2006. The Group expects to adopt IFRIC 9 beginning April 1, 2007. The adoption of this interpretation is not expected to have a material impact on the Groups’ results of operations, financial position or cash flow.

The Group has not applied the following IFRS and IFRIC interpretations that have been issued but have not yet been endorsed by the EU and are not effective as of March 31, 2007:

In March 2007, the IASB issued a revised version of IAS 23 “Borrowing costs”. The revised standard requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of qualifying assets as a part of the costs of that asset. Under this standard an entity does not have to capitalize borrowing costs relating to qualifying assets measured at fair value, or to inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial time to produce. The revised Standard is effective for annual periods beginning on or after January 1, 2009. The

Group expects to adopt the amended IAS 23 beginning April 1, 2007. It is not expected that the adoption of amendments will have a material impact on the Groups’ operations, financial position or cash flow.

In November 2006, the IASB issued IFRS 8 “Operating Segments”. The standard requires an entity to report financial and descriptive information about its reportable segments. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resthe Groups’ces to the segment and assess its performance. The standard also requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about revenues derived from its products or services, about the countries in which it earns revenues and holds assets, and about major customers. The provisions of IFRS 8 are effective for annual periods beginning on or after January 1, 2009. The Group expects to adopt the amended IFRS 8 beginning April 1, 2009. It is not expected that the adoption of IFRS 8 will have a material impact on the Groups’ results of operations, financial position or cash flow.

In July 2006, the IFRIC issued IFRIC interpretation 10, “Interim Financial Reporting and Impairment” (“IFRIC 10”). The Interpretation clarifies that impairment losses being recognized in interim financial statements which are not allowed to be reversed according to IAS 36 and IAS 39 shall not be reversed in subsequent interim financial statements or consolidated financial statements. IFRIC 10 applies for annual periods beginning on or after November 1, 2006. The Group expects to adopt IFRIC 10 beginning April 1, 2007. The adoption of this interpretion is not expected to have a material impact on the Groups’ results of operations, financial position or cash flow.

In November 2006, the IFRIC issued IFRIC interpretation 11, “IFRS 2—Group and Treasure Share Transaction” (“IFRIC 11”). The interpretation provides guidelines for three different situations related to share-based payments. It clarifies that share-based payment arrangements involving an entity’s own equity instruments which it has to buy back (treasury shares) to fulfill its obligations have to be accounted for as an equity-settled share-based payment transaction. Furthermore, it provides guidance regarding the application of IFRS 2 for share-based payment transactions where an entity grants its employees rights to equity instruments and the equity instruments are provided by the shareholders. IFRIC 11 becomes effective for financial years beginning on or after March 1, 2007. The Group expects to adopt IFRIC 11 beginning April 1, 2007. The adoption of this interpretation is not expected to have a material impact on the Groups’ results of operations, financial position or cash flow.

In November 2006, the IFRIC issued IFRIC interpretation 12, “Service Concession Agreements” (“IFRIC 12”). The interpretation addresses how service concession operators should apply existing IFRSs to account for the obligations they assume and rights they receive in service concession arrangements. In one type of such an arrangement, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading a public sector asset. In the other type of such an arrangement, the operator receives an intangible asset, i.e., a right to charge for the use of the public sector asset that it contracts or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent to the extent to which the public uses the service. IFRIC 12 allows for the possibility that both types of arrangements may exist within a single contract. To the extent that the government has given an unconditional guarantee to pay for the construction of the public sector asset, the operator owns a financial asset. To the extent that the operator has to rely on the public using the service in order to obtain payment, the operator owns an intangible asset. IFRIC 12 applies for all annual periods beginning on or after January 1, 2008. The Group expects to adopt IFRIC 12 beginning April 1, 2008. The adoption of this interpretation is not expected to have a material impact on the Groups’ results of operations, financial position or cash flow.

3.                 Notes to the Income Statement

3.1 Revenues

Revenues were, for the most part, generated in Germany as follows:

	Apr. 1, 2006 – Mar. 31, 2007	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005
	T€	T€	T€
Cable acces revenues	845,562	839,276	850,073
TV/Radio revenues	162,987	137,839	126,433
Internet revenues	24,241	7,008	2,775
Phone revenues	32,299	2,842	0
TKS revenues	28,090	25,168	23,894
	1,093,179	1,012,133	1,003,175

Cable access revenues are primarily made up of monthly subscription fees paid for access to our network and the delivery of analog and digital signals to both our direct and indirect subscribers. We also receive one time fees for the installation of a cable television subscriber.

TV/Radio revenues are primarily generated by subscription fees paid by our customers for Kabel Digital International, Kabel Digital Basic and Kabel Digital Home. The Group sells its pay TV packages directly to consumers and indirectly through certain Level 4 operators. Revenues are also generated by sales of CPE, digital and analog carriage fees and fees for the use of the digital platform.

Internet revenues are primarily comprised of monthly subscription fees for internet services and, to a much lesser extent, revenues from one time installation fees and the sale of CPE.

Phone revenues are primarily comprised of monthly subscription fees and variable fees based on usage and, to a much lesser extent, revenues from one time installation fees and the sale of CPE.

TKS revenues primarily relate to revenues generated by TKS for providing cable television, Internet & Phone services to the NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG’s (“DTAG”) who prefer English language bills. Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases such as prepaid mobile phones, cashcards etc. and, since the quarter ended December 31, 2006, lease contracts for mobile phones (product name “TKS-Mobile”) specially designed for personnel on NATO military bases.

3.2 Cost of Services Rendered

	Fiscal Year Ended March 31,
	2007	2006	2005
	(in T€)
Cost of materials and services	288,120	257,357	250,415
thereof service level agreements	168,506	169,715	172,352
Personnel expenses	63,018	53,449	50,481
Depreciation and amortization	133,123	117,428	206,691
thereof intangible assets	4,976	4,342	2,511
thereof tangible assets	128,147	113,086	204,180
Other cost and expenses	82,829	61,821	65,758
Total Cost of Service Rendered	567,090	490,055	573,345

Included in cost of services rendered are primarily costs of materials and services including charges related to service level agreements for services provided by DTAG as well as personnel expenses, depreciation and amortization and other cost and expenses. These other costs are primarily comprised of copyright expenses, fees for the “Bayerische Medienanstalt”, IT support and other miscellaneous expense.

3.3 Other Operating Income

Other operating income amounts to T€14,354, T€12,298 and T€17,879, respectively for the years ended March 31, 2007, March 31, 2006 and March 31, 2005 and primarily consists of administrative fees charged to customers who do not pay their subscription fee by direct debit amounting to T€3,348 and T€3,103 respectively for the years ended March 31, 2007 and March 31, 2006 and insurance recoveries related to damaged property, marketing subsidies and other income amounting to T€1,363 and T€1,624 for the years ended March 31, 2007 and March 31, 2006.

3.4 Selling Expenses

	Fiscal Year Ended March 31,
	2007	2006	2005
	(in T€)
Cost of materials and services	27,139	19,418	6,500
thereof digital boxes sold	9,587	3,109	0
Personnel expenses	70,526	65,055	65,405
Depreciation and amortization	95,983	88,155	81,249
thereof intangible assets	92,783	86,631	79,359
thereof tangible assets	3,200	1,524	1,890
Other cost and expenses	125,015	98,914	102,487
Total Selling Expenses	318,663	271,542	255,641

Selling expenses primarily consist of costs of materials and services including the sale of CPE, personnel expenses for sales and marketing employees, depreciation and amortization expense primarily relating to the customer list and other cost and expenses including marketing and advertising expenses, sales commissions and other miscellaneous expenses.

3.5 General and Administrative Expenses

	Fiscal Year Ended March, 31
	2007	2006	2005
	(in T€)
Personnel expenses	19,116	16,262	2,326
Depreciation and amortization	16,313	14,771	9,789
thereof intangible assets	12,946	11,763	6,481
thereof tangible assets	3,367	3,008	3,308
Other cost and expenses	64,027	56,063	85,603
Total General and Administrativ Expense	99,456	87,096	97,718

General and administrative expenses which are related to headquarter functions primarily include personnel expenses related to headquarter personnel, depreciation and amortization for IT and standard software licenses and other cost and expenses including external consulting expense IT-support and other miscellaneous expenses.

3.6 Personnel Expenses

Personnel expenses are comprised of the following:

	Apr. 1, 2006 – Mar. 31, 2007	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005
	T€	T€	T€
Wages and salaries	124,969	107,813	94,179
Social security	27,691	26,451	23,705
	152,660	134,264	117,884

Starting fiscal year 2006/07 the Group has changed the allocation of cost for material and services and personnel expenses included in cost of services rendered. For comparison purposes the Group has also reallocated cost for material and services and personnel expenses for prior year. Therefore compared with prior year cost of material and services increased by T€14,106 and personnel expenses decreased by T€14,106 and in the period ended March 31, 2005 cost of materials and services increased by T€13,529 and personnel expenses decreased by T€13,529. There is no effect on the presentation of the profit and loss statement because reallocation took only place in cost of services rendered.

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, personnel expenses are allocated to costs of services rendered T€63,018, T€53,449 and T€50,481, respectively, selling expenses T€70,526, T€65,055 and T€65,405, respectively, and general and administrative expenses T€19,116, T€16,262 and T€2,326, respectively.

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, social security includes T€3,798, T€2,567 and T€2,157, respectively, for expenses related to the defined benefit pension plans. These expenses are allocated to costs of services rendered T€1,030, T€1,158 and T€1,324, respectively, selling expenses T€1,368, T€626 and T€637, respectively, general and administrative expenses T€1,079, T€647 and T€392, respectively, and interest expenses T€1,186, T€1,019 and T€1,031, respectively. In the years ended March 31, 2007, March 31, 2006 and March 31, 2005, an average of 2,585, 2,400 and 2,236, respectively, people were employed.

Personnel expenses for the restructuring plans amounted to T€14,302 in the fiscal year ended March 31, 2007. T€12,567 of these personnel expenses are related to the access segment and T€1,735 are recorded in the reconciliation segment. Additional expenses related to the restructuring plans were recorded in the fiscal year ending March 31, 2007 due to expenses for rent amounting to T€79 in the segment reconciliation. For further information regarding restructuring plans see 4.13.

Included in wages and salaries are personnel expenses related to MEP plans amounting to T€4,217, T€19,232 and T€35,354 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively. These expenses are allocated to costs of services rendered T€295, T€584 and T€1,544, respectively, selling expenses T€2,743, T€8,846 and T€18,389, respectively, and general and administrative expenses T€1,179, T€9,802 and T€15,421, respectively.

3.7 Interest Expense and Income

Interest Expense

	Fiscal Year Ended March, 31
	2007	2006	2005
	(in T€)
Senior Credit Facility	68,607	72,163	85,780
Amortization of Capitalized Finance Fees	6,869	66,489	0
Finance Lease	2,675	2,657	2,937
Pensions	1,064	902	822
Asset Retirement Obligations	888	723	648
Transaction Costs for Bridge Facility	0	7,523	4,200
Interest Hedge	-8,655	-16,758	5,006
Other	2,062	0	6,871
Total Interest Expenses	73,510	133,699	106,264

Interest expense includes interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other. Included in interest expenses for the fiscal year ended March 31, 2006 is a positive adjustment related to a retroactive de-designation of the Company’s hedge relationship.

(See the definition of all terms above in section 4.11.)

The decrease for the year ended March 31, 2007 as compared to the year ended March 31, 2006 in the interest expense related to the Senior Credit Facility is due to the new Senior Credit Facility entered into on May 12, 2006 (see 4.11) to refinance the existing Senior Credit Facility. Based on the probable refinancing of the Senior Credit Facility as of March 31, 2006, the Group revised the estimated cash flows in accordance with IAS 39 and, therefore, adjusted the carrying amount of the liability. The resulting additional accretion of financing and transaction costs of T€53,721 was recognized as interest expense in the year ending March 31, 2006 and is included in the amount mentioned above.

The interest expense for the fiscal year ended March 31, 2005 includes transaction costs associated with arranging and closing the Senior Credit Facility.

Interest Income

Interest income for the fiscal year ended March 31, 2007 amounts to T€2,875 (prior year: T€3,867; period ending March 31, 2005: T€6,103) which primarily relates to cash pooling. In April 2004 the cash pooling was transferred to KDVS. As a result, all of KDVS’ cash receipts were remitted to KDG and all cash disbursements were funded by KDG.

3.8 Expense/Income due to Changes in Capital attributable to the Limited Partners

The expense of T€462,600 (prior year: expense of T€80,000; period ended March 31, 2005: T€16.000) is based on changes in the fair value of the liability for “Capital attributable to the Limited Partners”.

3.9 Taxes on Income

Major components of income tax expense for the years ended March 31, 2007, March 31, 2006 and March 31, 2005 are:

	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006	Apr. 1, 2004- Mar. 31, 2005
	T€	T€	T€
Consolidated income statement
Current income tax
Current income tax charge	2,907	2,701	3,556
Prior year income tax charge	-469	-194	2,574
Deferred income tax
Relating to origination and reversal of temporary differences	16,913	8,811	378
Income tax expense (+) / income (-) reported in consolidated income statement	19,351	11,318	6,508

	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006	Apr. 1, 2004- Mar. 31, 2005
	T€	T€	T€
Consolidated statement of changes in equity
Deferred income tax
Net deferred income on revaluation of hedges	0	0	0
Net deferred income on revaluation of hedges of prior years (IFRS 1.36A)	0	0	2,609
Net loss on transaction cost from prior years (IFRS 1.36A)	0	0	-14,905
Income tax benefit (+) / expense (-) reported in equity	0	0	-12,296

A reconciliation of income taxes for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, determined using a combined statutory rate of 17.40% for corporate and trade tax to actual income tax expense as recorded on the income statement, is as follows:

	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006	Apr. 1, 2004- Mar. 31, 2005
	T€	T€	T€
Profit (+) / Loss (-) before income tax	-410,687	-33,775	10,255
Notional tax income at KDVS’ s statutory income tax rate of 17.4% (2005 and 2004: 17.4%)	-71,460	-5,877	1,784
Adjustments in respect of current income tax of previous years	-469	-194	2,573
Unrecognized tax losses/gains	3,053	-70	4,017
Non-deductible expenses	92,884	25,749	11,075
Tax-free income portions	-12	0	-2,818
Special business expenses	-8,404	-8,268	-7,147
Corporate income tax of subsidiary	3,670	372	-3,256
Other	-198	-398	279
Income tax benefit (+) / expense (-) according to the income statement	19,351	11,318	6,508

The anticipated tax rate of 17.4% (2005: 17.4%) is based only on the trade tax rate of 17.4%.

The special business expense includes expenses and income, respectively, of the partners which are subject to taxation at the level of the partnership.

Subsidiaries of the KDVS group are corporations which are subject to corporate income tax and trade tax. The combined tax rate for these corporations is 39.19% which deviates from the expected tax rate of KDVS group.

Deferred income tax

Deferred income tax at March 31, 2007, March 31, 2006 and March 31, 2005 relates to the following:

	Consolidated balance sheet			Consolidated income statement
				Apr. 1, 2006 -	Apr. 1, 2005 -	Apr. 1, 2004 -
	2007	2006	2005	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€	T€	T€	T€
Deferred income tax liabilties
Debt issuance cost	4,593	685	11,661	3,908	-10,976	-3,242
Fair value adjustments customer list	12,478	14,486	15,714	-3,385	-1,228	-2,570
Accelerated depreciation for tax purposes	42,896	25,674	6,528	17,222	19,146	6,528
Asset Retirement Obligation	4,033	2,229	2,690	1,804	-461	-114
Fair value adjustments fixed assets	404	1,998	1,882	-1,594	116	-538
Intangible assets	3,140	3,725	3,487	-585	238	1,603
Revenue Recognition	3,791	0	0	3,791	0	0
Finance lease contracts	0	39	82	-39	-43	-43
Hedges	942	0	0	942	0	0
Other	38	0	0	38	0	0
Gross deferred income tax liabilities	72,315	48,836	42,044
Offsetting with deferred tax assets	-15,043	-9,823	-11,915
Net deferred income tax liability	57,272	39,013	30,129
Deferred income tax
Hedges	0	394	3,598	394	3,204	-990
Receivables	7,560	5,401	3,722	-2,159	-1,679	-1,317
Tangible assets	327	0	0	-327	0	0
Other accruals	81	1,015	507	934	-508	242
Pension	685	1,039	601	354	-438	-354
Finance Lease contracts	1,319	1,080	782	-239	-298	-409
Tax loss carryforwards	5,436	1,290	3,029	-4,146	1,738	1,582
Gross deferred income tax assets	15,408	10,219	12,239
Offsetting with deferred tax liabilities	-15,043	-9,823	-11,915
Net deferred income tax asset	365	396	324
Deferred income tax charge				16,913	8,811	378

As of March 31, 2007, deferred tax assets on corporate income tax loss carryforwards of KDVS in the amount of T€0 (prior year T€1,106; period ending March 31, 2005: T€3,691) and trade tax loss carry forwards of KDVS in the amount of T€42,434 (prior year: T€6,029; period ending March 31, 2005: T€12,791) were recognized. Pursuant to IAS 12, the Group has assessed that the deferred tax assets for these tax loss carryforwards are probable to be realized under consideration of the German minimum taxation rules. The tax loss carryforwards do not expire under current law.

Deferred tax assets on further corporate income tax loss carryforwards of KDVS in an amount of approximately T€0 (prior year: T€6,509; prior year ending March 31,2005: T€8,146) and trade tax loss carry forwards of KDVS in the amount of T€28,289 (prior year: T€9,792; prior year ending March 31, 2005: T€8,146) have not been recognized due to uncertain recoverability.

Liabilities due to Income Taxes

The liabilities due to Income Taxes of T€14,157 (prior year: T€18,705; period ending March 31, 2005: T€23,251) in the balance sheet relate to corporate and trade tax.

4.                 Notes to the Balance Sheet

4.1 Cash and Cash Equivalents

Cash and cash equivalents are primarily comprised of cash bank balances (T€54,108, T€173,449 and T€102,894, respectively for the years ended March 31, 2007, March 31, 2006 and March 31, 2005) and money market funds (T€0, T€49,621 and T€29,850, respectively).

The Group invested in the previous year in certain money market funds which carried a credit rating for long-term investment of AAA and AA and in short-term money market funds with ratings of A1 plus and A1 (as rated by Standard and Poor’s Fund Research Rating and Moody’s Fund Research Rating). These money market funds required notice periods of up to three days to access the cash. Money market funds were stated at market value. Changes in market value were recognized as interest income or expense.

4.2 Receivables

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Gross Trade receivables	160,434	160,583	129,625
Bad debt allowance	-59,276	-39,794	-48,356
Trade Receivables	101,158	120,789	81,269
Receivables from Affiliates	256	38	38
Receivables from Associates	0	0	5
Receivables from Shareholders	0	288,371	185,247
	256	288,409	185,290

	Balance at Beginning of Period	Provision for Bad Debt	Deduction/ Write-Offs and other Charges	Balance at End of Period
	T€	T€	T€	T€
Fiscal year ended March 31, 2007
Allowance for doubtful accounts	-39,794	-25,014	5,532	-59,276
Fiscal year ended March 31, 2006
Allowance for doubtful accounts	-48,356	-6,691	15,253	-39,794
Fiscal year ended March 31, 2005
Allowance for doubtful accounts	-45,481	-11,713	8,838	-48,356

All receivables were pledged in accordance with the Senior Credit Facility Agreement (see 4.11 Financial Liabilities) at March 31, 2007, March 31, 2006 and March 31, 2005.

4.3 Inventories

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Raw materials, consumables and supplies	2,949	2,409	3,026
Work in process	0	71	8
Finished goods and merchandise	21,316	10,973	4,517
thereof carried at net realizable value	1,723	682	0
	24,265	13,453	7,551

The increase in finished goods and merchandise is attributable to the Groups increasing inventories of CPE related to expanding digital cable access. The total amount of inventories recognized as an expense in the fiscal year ending March 31, 2007 amounts to T€26,020, T€28,863 and T€33,600 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively. Expenses for inventory allowances related to obsolete inventory were approximately T€258, T€1,009 and T€971, respectively. Inventories in an amount of T€6,373, T€3,829 and T€4,554 were pledged in accordance with the Senior Credit Facility Agreement (see 4.11 Financial Liabilities) at March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

4.4 Receivables from Tax Authorities

Receivables from tax authorities relate to corporate income tax, withholding tax, trade tax and solidarity tax contributions and amounted to T€751, T€236 and T€213 as of March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

4.5 Other Current Assets and Prepaid Expenses

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Withholding tax	0	1,651	0
Creditors with debit balances	1,713	912	1,050
Deposits	891	586	315
Security withheld	357	357	556
VAT refund claims	3,581	0	3,335
Payments in advance	0	0	732
Miscellaneous other receivables	724	5,683	380
Current prepaid expenses:
Deferred Costs for Equipment Located at customer locations	9,915	8,342	0
Insurance	649	788	972
Other	7,699	7,423	19,778
	25,529	25,742	27,118

As of March 31, 2007 other current prepaid expenses primarily consisted of prepaid cost for transaction, interest, fees and contributions, Broadband fee and prepaid expenses for maintenance.

4.6 Intangible Assets

Software and Licenses and other Contractual and Legal Rights

Software and licenses primarily consist of software licenses for standard business software and costs related to the customer care and billing system. The software is being amortized on a straight-line basis over three to six years through October 2010.

Beginning April 1, 2006, the Group modified the business conditions related to the minimum duration of customer contracts. Due to this modification, the Group began to capitalize the related sales commissions of its sales agents and the costs of call center representatives based on future contractual revenue streams. The amortization period of these amounts is 8.5 years for cable access contracts which is based on the estimated average life of an access customer relationship and 12 or 24 months for pay TV and Internet & Phone contracts which is based on the fixed term period of those customer contracts. Amortization is calculated based on the straight-line method. For the fiscal year ended March 31, 2007, sales commissions in an amount of T€17,384 were capitalized in software and licences and other contractual and legal rights. The amortization of sales commissions was T€4,806 for the fiscal year ended March 31, 2007.

Internally Developed Software

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively, approximately T€1,048, T€3,042 and T€4,942 of costs for internally developed software were capitalized. For the year ended March 31, 2007, costs for internally developed software comprised of T€366 for internally developed software and T€682 for prepayments for internally developed software. These amounts relate to costs incurred in the development of group-specific software applications, particularly for its customer care and billing systems, Smile BK and digital pay TV. The software is being amortized over a period of 6 years. The remaining useful life of all internally developed software is between 1.5 - 3.5 years.

Customer List

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively, the Group recorded additions in the customer list of T€5,713, T€6,178 and T€15,205. The remaining useful life of the customer list is between 4.5 - 8.5 years.

For further information relating to intangible assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

4.7 Property and Equipment

Asset Retirement Obligation

In many cases KDVS leases space in the cable ducts of DTAG to house KDVS’ cable network. Related to these leases, KDVS is subject to contractual asset retirement obligations. The costs were estimated at T€17,477 and were capitalized as of April 1, 2003. Further additions related to new asset retirement obligations in an amount of T€933 were recognized as of March 31, 2007. Depreciation is charged over the normal useful life of the respective assets which resulted in a depreciation expense of T€1,509, T€1,260 and T€3,093 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Due to a change in estimate with respect to the interest rate as of March 31, 2007, the capitalized costs were reduced by an amount of T€1,182, in the prior year, additional costs in an amount of T€1,927 were capitalized.

Operating Lease for CPE

To get connection to Internet and Phone services as well as to receive digital pay TV, the Group leases the necessary equipment to the customers. These leases for which the Group is the lessor, are classified as an operating lease. Therefore, the Group capitalized the CPE as fixed assets based on acquisition cost and the cost of removing the asset at the end of the lease. Over the useful life of 3 years the assets are depreciated using the straight-line method. CPE is presented as part of technical equipment. As of March 31, 2007 the net book value of CPE amounted to T€4,352, T€0 in the prior year.

Finance Lease

KDVS leased Level-4 networks with a net book value of T€44, T€735 and T€1,481, respectively as of March 31, 2007, March 31, 2006 and March 31, 2005. During the year ended March 31, 2007, KDVS expensed T€691, T€746 and T€746, respectively as depreciation and T€171, T€184 and T€184, respectively as interest expense related to these finance leases and paid T€637, T€684 and T€500, respectively to reduce the financial liability as of March 31, 2007, March 31, 2006 and March 31, 2005. Future lease payments amounted to T€61 (thereof within one year T€61), T€698 (thereof within one year T€637) and T€1,382 (thereof within one year T€684) for the years ended March 31, 2007, March 31, 2006 and March 31, 2005.

As of March 31, 2007, the Group leased certain transponders under finance leases through 2012. As of March 31, 2007, March 31, 2006 and March 31, 2005, the net book value of the capitalized transponders totaled T€38,449, T€28,802 and T€33,537, respectively. During the year ended March 31, 2007, March 31, 2006 and March 31, 2005, KDVS recorded depreciation expense of T€5,664, T€4,735 and T€4,735, respectively. The Group also recorded interest expense related to these finance leases of T€2,504, T€2,473 and T€2,753 for the fiscal year ended March 31, 2007, 2006 and 2005, respectively and paid T€5,145, T€3,973 and T€3,693, respectively, to reduce the financial liability.

There is an option to extend the contract duration related to the lease of certain transponders by another five year period by mutual agreement of the parties, which must be reached at least six months before the expiry of the first five year period.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2007		2006		2005
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	T€	T€	T€	T€	T€	T€
Within one year	10,008	7,184	7,083	4,740	7,130	4,473
After one year but not more than five years	39,481	34,141	25,843	20,635	26,480	19,650
After five years	536	534	6,982	6,693	13,428	12,418
Total minimum lease payments	50,025	41,859	39,908	32,068	47,038	36,541
Less amounts representing finance charges	8,166		7,840		10,497
Present value of minimum lease payments	41,859		32,068		36,541

For further information relating to property and equipment, reference is made to the fixed asset registers in Appendix 1, Appendix 2 and Appendix 3.

4.8 Equity Investments in Associates

The carrying value of equity investments in associates is increased by the Group’s share of income and reduced by dividends received. Net additions from associates amounted to T€227, net deductions to associates T€236 and net deductions to associates T€213, respectively for the years ended March 31, 2007, March 31, 2006 and March 31, 2005 and reflect KDVS’ share of income recorded by associates in the amount of T€-40, T€-28 and T€-9, respectively and the receipt of dividends in the amount of T€187, T€208 and T€204, respectively. The fiscal year of all associates is the period from January 1 to December 31.

Associates’ accumulated balance sheets	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
	T€	T€	T€
Assets	8,671	8,296	9,276
Liabilities	6,103	6,228	6,490

Associates’ accumulated revenue and profit	Jan. 1 – Dec. 31, 2006	Jan. 1 – Dec. 31, 2005	Jan. 1 – Dec. 31, 2004
	T€	T€	T€
Revenue	9,764	9,406	10,149
Profit	651	780	868

For further information relating to financial assets, reference is made to the fixed asset registers in Appendix 1, Appendix 2 and Appendix 3.

4.9 Other Current Liabilities

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Liabilities for personnel expenses	23,795	24,684	15,085
Value added and employment taxes	7,397	10,138	2,139
Finance leases	7,184	4,740	4,473
Liabilities for other taxes	724	3,069	0
Debtors with credit balances	7,882	2,831	4,993
Social Security	0	0	1,887
Miscellaneous other Liabilities	3,651	12,708	9,671
	50,633	58,170	38,248

4.10 Deferred Income

Deferred income primarily consists of customer prepayments on a quarterly, semi-annual or annual basis.

4.11 Financial Liabilities (current and non-current)

Current

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Current financial liabilities	18,112	77,123	355

As of March 31, 2007, KDVS had accrued interest related to the Senior Credit Facility of T€17,335 and T€777 related to accrued interest. As of March 31, 2006, the current financial liabilities mainly included the current repayment obligation of the Senior Credit Facility amounting to T€76,928 (thereof T€75,704 related to the refinancing (see note 5.6) and T€1,224 related to accrued interest and other accrued interest in the amount of T€195).

Non-current

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Financial Liabilities
Senior Credit Facility	1,122,453	1,147,822	1,159,672
Swap (see note 5.4)	4,983	3,844	20,798
	1,127,436	1,151,666	1,180,470

Senior Credit Facility

The Senior Credit Facility developed as follows:

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Amount payable	1,150,000	1,225,848	1,226,500
Financing and transaction costs	-25,932	-85,733	-85,733
Accretion	3,368	83,411	18,905
	1,127,436	1,223,526	1,159,672
Thereof current	0	75,704	0
Thereof non-current	1,127,436	1,147,822	1,159,672

On May 12, 2006, KDG entered into a new senior credit facility agreement. This agreement is comprised of two facilities, a T€1,150,000 term loan facility (Facility A) and a T€200,000 revolving credit facility (Facility B). Facility A and Facility B mature on March 31, 2012 (together the “Senior Credit Facility”). The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”) and a first pledge on 100% of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. The carrying amount of KDVS’ shares amounts to T€2,284. At closing, Facility A was fully drawn and the proceeds (T€1,150,000), along with available cash (T€75,848), were used to repay and extinguish the existing bank facility.

Facility B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Facility B may be used for general corporate purposes. On July 3, 2006, T€40,000 and on October 31, 2006 T€15,000 were borrowed under Facility B. These amounts were repaid during the current fiscal year. As of March 31, 2007, no amounts were outstanding under Facility B.

Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

The margin on the Senior Credit Facility is 2.00% until the first anniversary of the Senior Credit Facility. Thereafter, the margin is based on the ratio of consolidated total net borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:.

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percent. per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

KDVS pays an annual commitment fee of 0.625% on the undrawn commitment under Facility B.

The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test		Requirement
•	EBITDA to Net Interest	1.75x - 3.00x
•	Senior Net Debt to EBITDA	4.00x - 2.00x

Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts, (iii) the sale of shares on the public market (if consolidated senior total net borrowings to consolidated EBITDA is greater than or equal 2:1).

At March 31, 2007, T€1,150,000 was outstanding under Facility A at an interest rate of approximately 5.835%. At March 31, 2007, no amount was outstanding under Facility B. The Group entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks.

4.12 Provisions for Pension

The following tables summarize the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the balance sheet for the respective plans:

Net benefit expenses recognized in the consolidated income statement

	Apr. 1, 2006 – Mar. 31, 2007	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005
	T€	T€	T€
Current service cost	2,578	1,663	1,346
Interest expense	1,064	902	822
Net actuarial losses	233	2	9
Plan disbursements	–77	0	–24
Other	0	0	4
Net benefit expense	3,798	2,567	2,157

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The recognized expense is allocated to the following items of the income statement:

	Apr. 1, 2006 – Mar. 31, 2007	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005
	T€	T€	T€
Cost of services rendered	1,030	961	997
Selling expenses	1,368	284	25
General and administrative expenses	336	420	313
Interest expense	1,064	902	822
	3,798	2,567	2,157

Benefit Liability

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Defined benefit obligation	25,931	23,675	17,199
Unrecognized actuarial losses	-4,352	-5,716	-1,400
Benefit liability	21,579	17,959	15,799

The Group has several defined benefit pension plans for different groups of employees (collective agreement (CA) employees, non-collective agreement (NCA) employees and other). The majority of the plans are average salary plans, which are in accordance with regulations applicable for public servants. These plans were continued with substantially the same terms upon the purchase of the business from DTAG. The plans for other employees represent individual commitments.

The annual contributions for CA and NCA employees amount to 2.5% of their contractually agreed annual fixed salaries. The annual contributions for NCA employees increase by 9% for salaries lying above the income threshold for contributions to the statutory pension scheme. Each contribution is translated into an insured sum.

The insured sum is calculated by multiplying the contribution by the respective age factor of the employee and is credited to a pension account. From the age of 61 to the onset of retirement, each employee receives an additional annual bonus sum amounting to 6% of the most recent pension account balance. The contribution rates for individual pension commitments are determined on an individual basis.

Changes in the present value of the defined benefit obligation are as follows

	Apr. 1, 2006 – Mar. 31, 2007	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005
	T€	T€	T€
Defined Benefit Obligation at April 1	23,675	17,199	15,454
Current Service Cost	2,578	1,663	1,346
Interest Cost	1,064	902	822
Actual Benefit Payments	-39	-113	-68
Acquisition / Business Combination	-217	-287	-119
Actuarial (Gains) / Losses	-1,130	4,311	-236
Defined Benefit Obligation at March 31	25,931	23,675	17,199

The principal assumptions used in determining pension benefit obligation for the Company plans are shown below

Underlying actuarial assumptions:

	Apr. 1, 2006 – Mar. 31, 2007	Apr. 1, 2005 – Mar. 31, 2006	Apr. 1, 2004 – Mar. 31, 2005	Apr. 1, 2003 – Mar. 31, 2004
	%	%	%	%
Discount rate as of March 31	4.80	4.50	5.25	5.25
Future salary increases	2.75	2.75 – 3.50	2.75 – 3.50	2.75 – 3.50
Future pension increases	1.00 – 1.50	1.00 – 1.50	1.00 – 1.50	1.00 – 1.50
Staff turnover	5.00	5.00	5.00	5.00

Amounts for the current and previous four periods are as follows

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€	T€
Defined benefit obligation	25,931	23,675	17,199	18,567
Plan assets	0	0	0	0
(Deficit) / surplus	25,931	23,675	17,199	18,567
Experience adjustments on plan liabilities	-277	0	0	0

4.13 Other Provisions (current and non-current)

	Balance as of April 1, 2006	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2007
	T€	T€	T€	T€	T€	T€
Anniversary payments	246	-25	0	3	0	224
Asset retirement obligations	19,964	-41	0	933	-294	20,562
Asset retirement obligations for CPE	0	0	0	458	0	458
Restructuring	6,393	-6,059	0	14,302	0	14,636
Legal fees and litigation costs	1,807	-35	-436	414	0	1,750
Other	994	0	-100	774	0	1,668
Total provisions	29,404	-6,160	-536	16,884	-294	39,298

Other provisions can be segregated into current obligations (T€18,054) and non-current obligations (T€21,244).

Due to a change in estimate with respect to the interest rate as of March 31, 2007, the reduction in interest of T€294 consist of T€1,182 for the change in estimate and T€888 for the accretion in interest which is considered in interest expense.

	Balance as of April 1, 2005	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2006
	T€	T€	T€	T€	T€	T€
Anniversary payments	247	-24	0	23	0	246
Asset retirement obligations	18,041	-929	0	2,129	723	19,964
Restructuring	1,874	-605	-1,081	6,205	0	6,393
Legal fees and litigation costs	1,557	-80	0	330	0	1,807
Other	3,413	-4,504	0	2,085	0	994
Total provisions	25,132	-6,142	-1,081	10,772	723	29,404

Other provisions can be segregate into current obligations (T€9,194) and non-current obligations (T€20,210).

	Balance as of April 1, 2004	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2005
	T€	T€	T€	T€	T€	T€
Anniversary payments	284	-54	-1	18	0	247
Asset retirement obligations	19,225	-1,822	0	0	638	18,041
Restructuring	8,096	-6,222	0	0	0	1,874
Legal fees and litigation costs	265	-259	-14	1,565	0	1,557
Other	4,987	-1,362	-1,360	1,148	0	3,413
Total provisions	32,857	-9,719	-1,375	2,731	638	25,132

Other provisions can be segregated into current obligations (T€6,921) and non-current obligations (T€18,211).

Provisions for restructuring

At the end of calendar year 2003, KDG GmbH announced a restructuring plan which included the relocation of its headquarters from Bonn to Unterföhring (Munich), Germany, the centralization of the finance, IT, and corporate services departments into the new headquarters and the restructuring of the network and the sales departments. As of March 31, 2006, approximately T€188 remained as unused restructuring provisions. During the year ended March 31, 2007 an amount of T€188 has been utilized.

At the end of fiscal year ended March 31, 2006, KDVS GmbH announced a restructuring plan including the regional technical departments, the central marketing department and the sales department. As of March 31, 2006, T€6,205 remained as a restructuring provision of which T€5,871 was utilized during the financial year ended March 31, 2007. Based on the finalization of the negotiations related to this restructuring, the restructuring accrual increased by T€2,155 and personnel expense in the same amount was recorded. Additional expenses for rent in the amount of T€79 were recorded for this restructuring plan with a related increase in other provisions.

Additional restructuring plans including the centralization of the regional IT-departments from various regions to Unterföhring, the outsourcing of parts of the IT-department and the reorganization of the regional technical departments were announced by KDVS GmbH during fiscal year ended March 31, 2007. The personnel expenses relating to these restructuring plans amounted to T€12,147 during the year ended March 31, 2007.

Provisions for asset retirement obligation

All asset retirement obligation calculations utilize an inflation rate of 2.01% (20-year-OECD-average) and a risk-free interest refinancing rate of 4.8% (prior period: 4.5% and for the period ended March 31, 2005: 5%). The obligation is accreted to the expected payment amount using the effective interest method.

Approximately 92% of KDVS’ obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDVS assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be replaced after 30 years.

The remaining 8% of the asset retirement obligations are divided into accruals for radio link systems (AMTV), furniture and fixtures and miscellaneous restoration obligations.

A change in estimate with respect to the interest rate as of March 31, 2007 resulted in a decrease of the provision amounting to T€1,182. Further additions for new asset retirement obligations recognized as of March 31, 2007 increased the provision by T€933.

Other

Provisions for other primarily include provisions for obligations due to onerous contracts and premature cancellation of contracts.

4.14 Other Non-Current Liabilities

	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
	T€	T€	T€
Finance leases	34,675	27,328	32,068
Liabilities related to share-based payments (MEP)	1,819	754	1,214
Miscellaneous other liabilities	0	0	501
	36,494	28,082	33,783

4.15 Capital attributable to the Limited Partners

The rights of limited partners regarding repayment of the capital contribution to KDVS are reported in the IFRS consolidated financial statements of KDVS as liabilities under the item “Capital attributable to the Limited Partners”.

For the years ended April 1, 2003 and March 31, 2004 KDVS adopted the exemption rule according to IFRS 1.36A. Therefore, the capital attributable to the Limited Partners was classified in accordance with German GAAP in equity.

4.16 Equity

Kabel Deutschland Verwaltungs GmbH (“KDG Verwaltung”) is the general partner of KDVS. KDG Verwaltung is fully owned by KDG.

KDG as the limited partner of KDVS owns a capital share of T€3. The second limited partner, Kabel Deutschland Vertrieb and Service Beteiligungs GmbH & Co KG (“KDVS Beteiligung”), has no shares and is liable with an amount of T€1.

Considering the right of repayment of the contributed capital by the limited partners, as of April 1, 2004, the limited partnership capital (T€2), the capital reserve (T€293,823) and accumulated deficit (T€1,062,175) were adjusted to capital attributable to the limited partners (T€1,356,000) in accordance with IAS 32 and IFRS 1.36A.

As of April 1, 2005, KDG transferred the entire assets and liabilities of 4 sub-divisions to KDVS. In relation to this transaction the Limited Partnership Capital increased from T€2 to T€3.

Capital reserve

On October 8, 2003, KSH which was merged into KDG as of January 1, 2004, contributed a loan receivable of T€48,000 to the capital account of MSG.

On March 25, 2004, LuxCo contributed its loan receivable of T€140,097 from KDVS to the capital reserve of KDG. On March 26, 2004, in a second step, KDG contributed this partner’s loan to the capital account of KDVS.

On July 2, 2004, KDG made a capital contribution of T€475,000 to KDVS. On November 19, 2004, KDVS’ limited partner KDG withdrew capital of T€475,000.

In connection of the transfer of four KDG- sub-divisions to KDVS the difference between the underlying assets and liabilities (T€4,361) and the increase in Limited Partnership Capital (T€1) increased the capital reserve by T€4,360.

For the years ended March 31, 2007, March 31, 2006 and March 31, 2005, other additions relate to share-based payments of T€3,151, T€7,938 and T€14,279, respectively resulting from the repurchase of interests granted under MEP I and the repurchase of interests granted by the Group for exercised options under MEP II and III.

Cash flow hedge reserve

Changes in the fair value of the currency cash flow hedges are recognized directly in equity under cash flow hedge reserve. The accumulated amount is released to profit or loss insofar the hedged transaction affects profit or loss of the year.

Available-for-sale reserve

Changes in the fair value of financial assets classified as available-for-sale are recognized directly in equity under available-for-sale reserve.

Accumulated deficit

The net loss for the period was recorded amounting to T€430,038 (prior year: T€45,015; period ending March 31, 2005: T€ -3,747). As of April 1, 2004, adjustments related to IFRS 1.36A (T€1,003,803 net of tax) were recorded and consisted of derivative financial instruments, transaction costs (T€58,372) and capital attributable to the limited partners (T€1,062,175).

5.                 Other Notes

5.1 Other Financial Obligations and Contingencies

Leasing and Rental Obligations

KDVS has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements have primarily fixed prices, either based on a monthly or unit basis, and are valid for up to thirty years. However, KDVS can terminate the agreements with a notice period of 12 to 24 months.

The financial obligations as of March 31, 2007, March 31, 2006 and March 31, 2005 include the obligations arising due to the earliest possible termination date of KDVS and are as follows:

	March 31, 2007				March 31, 2006
		Due				Due
	Due	between			Due	between
	up to	1 and 5	more than		up to	1 and 5	more than
Type of liability	1 year	years	5 years	Total	1 year	years	5 years	Total
	(in T€)
1. Agreements with DTAG and subsidiaries	208,897	291,054	31,897	531,848	206,385	271,138	24,591	502,114
2. License, rental and operating lease commitments	36,455	64,471	13,233	114,159	58,679	66,660	20,835	146,174
3. Other	28,921	18,092	1,922	48,935	21,350	45,234	2,293	68,877
Total	274,273	373,617	47,052	694,942	286,414	383,032	47,719	717,165

	March 31, 2005
		Due
	Due	between
	up to	1 and 5	more than
	1 year	years	5 years	Total
1. Agreements with DTAG and subsidiaries	199,581	250,236	12,543	462,360
2. License, rental and operating lease commitments	51,889	67,005	32,142	151,036
3. Other	13,198	12,463	0	25,661
Total	264,668	329,704	44,685	639,057

The lease payments for cable ducts are T€103,450, T€103,928 and T€103,265 for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively. While the Group has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 - 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for fifteen years, when the Group believes it will have the ability to replace the capacity. This results in a noncancellable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70% the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be cancelled at the option of DTAG. As of March 31, 2007, 2006 and 2005 the total financial obligations for cable ducts amounted to T€2,220,200, T€2,323,465 and T€2,891,423, respectively.

In the fiscal year ended March 31, 2007, March 31, 2006 and March 31, 2005, KDVS had leasing expenses amounting to T€176,058, T€173,783 and T€175,944, respectively.

Contingencies

On December 16, 2003, KDVS received notice from Arbeitsgemeinschaft Kabel (“ARGE Kabel”), a copyright collection agency representing small private broadcasters, which indicated that the Group could owe up to approximately T€3,000. This represents 40% of the amount paid to VG Media for copyright fees for the year ended December 31, 2003. The Group believes these fees should be paid by GEMA and VG Media as a condition to certain agreements between the companies and the Group has refused to make the payment. In November 2006, ARGE Kabel filed its claim with the Munich Regional Court. The court proceedings are still pending. After a first oral hearing in April 2007 the Group continues to believe that payment is not probable.

General Risks

In the course of its business activities, the Group faces general economic risks due to relationships with customers, suppliers and employees. In addition, general risks exist regarding obligations under legal and tax authorities. Currently there are no proceedings related to these risks.

5.2 Related Parties

In accordance with IAS 24, persons or companies which are in control of or controlled by KDVS must be disclosed, unless they are already included as consolidated companies in KDVS’ consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in KDVS or, by virtue of an agreement, has the power to control the financial and operating policies of KDVS’ management.

The disclosure requirements under IAS 24 also extend to transactions with associated companies as well as transactions with persons who have significant influence on KDVS’ financial and operating policies, including close family members and intermediate entities. Significant influence is deemed to be exerted by persons holding an interest in KDVS of 20% or more, a seat on the management board or the supervisory board, or other key management positions.

The transactions of KDVS with associated companies are all attributable to the ordinary activities of these respective entities.

The parent companies of KDVS are:

•       Kabel Deutschland Verwaltungs GmbH (general partner)

•       Kabel Deutschland GmbH (limited partner)

•       Kabel Deutschland Vertrieb and Service Beteiligungs GmbH & Co. KG (limited partner)

Related Party Transactions

KDVS conducted the following transactions with related parties in the years ended March 31, 2007, 2006 and 2005 (in T€).

	Cayman Cable Holding			Cable Holding S.à.r.l.			Kabel Holding GmbH
	2006/ 2007	2005/ 2006	2004/ 2005	2006/ 2007	2005/ 2006	2004/ 2005	2006/ 2007	2005/ 2006	2004/ 2005
Goods and services sold
Goods and services purchased	-253
Interest income							98
Interest expense
Receivables	253
Liabilities

	Kabel Deutschland GmbH			Kabelcom Braunschweig(1)			Kabelcom Wolfsburg(2)
	2006/ 2007	2005/ 2006	2004/ 2005	2006/ 2007	2005/ 2006	2004/ 2005	2006/ 2007	2005/ 2006	2004/ 2005
Goods and services sold	1,435			2,963	2,242	2,242	1,798	1,671	945
Goods and services purchased	22,191	30,536	98,899	150	82	25	160	129	112
Interest income	13,228	34	1,121
Interest expense		1,007	1,306
Receivables	481,598	427,668	298,021	94		5
Liabilities	78,327	139,412	112,774			2	1		2

Most of the significant contracts with associated companies are signal delivery agreements concluded in the ordinary course of business.

According to the partnership agreement KDVS has a regular annual payment of T€3 to Kabel Deutschland Verwaltungs GmbH for representing the partnership and performing its obligations under the partnership agreement.

Between KDVS Group and its shareholder KDG the following transactions should be recognized:

In an arrangement dated July 14, 2004 and with economic effectiveness as of January 1, 2004, KDG contributed the business of the former DKS to KDBSB in return for new shares.

(1)                 Kabelcom Braunschweig Gesellschaft für Breitband-Kommunikation mbH, Braunschweig

(2)                 Kabelcom Wolfsburg Gesellschaft für Breitband-Kommunikation mbH, Wolfsburg

KDG then contributed the shares in KDBSB to KDVS in return for an increase in its capital share. KDVS then contributed the shares in KDBSB to MSG in return for new shares. KDBSB was then merged into MSG.

In a spin-off arrangement dated August 3, 2004, the KDVS (old) transferred its operations with economic effect as of January 1, 2004, to Kabel Asset GmbH & Co. KG in return for shares pursuant to Sec. 123 (3) UmwG (Umwandlungsgesetz: German Law of Reorganizations). The spin-off was carried out in accordance with the cost method, i.e. at the prevailing fair value. The new shares issued under the spin-off were also recognized by the KDVS (old) at the prevailing value. After the spin-off was entered in the commercial register on August 25, 2004, the KDVS (old) merged into KDG by way of collapse merger. This collapse merger was disclosed by KDG in accordance with the book value method.

On March 25, 2004, LuxCo contributed its loan receivable of T€140,097 from KDVS to the capital reserve of KDG. On March 26, 2004, in a second step, KDG contributed this partner’s loan to the capital account of KDVS.

On July 2, 2004 KDG made a capital contribution of T€475,000 to KDVS. On November 19, 2004, KDVS’ limited partner KDG withdrew capital in an amount of T€475,000.

As of July 29, 2005 (effective April 1, 2005) KDG and KDVS signed a Ausgliederungs- und Übernahmevertrag (spinoff and acquisition agreement) for KDG’s operating units “Central Marketing”, “Central Sales”, “Product Management” and “Corporate Services”. KDG transferred all of these units with all the belonging assets and liabilities at their book values as of March 31, 2005 in exchange for an increase in the limited partnership capital of €1 thousand and additional paid in capital in the amount of €4,360 thousand.

The acquired assets consisted mainly of licences (€2,544 thousand), property and equipment (€2,423 thousand), receivables from affiliates (€10,693 thousand) and other assets (€1,575 thousand). The aquired liabilities consisted mainly of provision for pensions (€616 thousand), other provisions and trade payable (€12,806 thousand).

Goods and services purchased mainly relate to cost allocations for management services provided by KDG to its operating subsidiaries. The year-on-year increase is mainly the result of increased cost allocations for Management Services due to the launch of “Kabel Digital”. Management Services are primarily allocated to general and administrative expenses in the amount of T€23,349 (prior year: T€30,146; period ending March 31, 2005: T€43,087). For the year ended March 31, 2007 none expenses for Management Services are allocated to cost of services rendered and selling expense. In prior year Management Services are allocated to cost of services rendered in the amount of T€389 (period ending March 31, 2005 T€2,937) and selling expense of T€1 (period ending March 31, 2005: T€50,623).

In the year ended March 31, 2007 KDVS received Management fees in the amount of T€1,435 for rent expenses from KDG.

Related Party Guarantees

On July 2, 2004 KDG issued senior notes with a nominal value of T€250,000 as well as senior notes with a nominal value of TUSD 610,000, both with a maturity date in 2014 (“2014 Senior Notes”). The outstanding loan amount is due and payable on July 1, 2014. The 2014 Senior Notes are senior liabilities that rank pari passu with all existing and future liabilities of KDG. The 2014 Senior Notes are secured by a second-ranking lien on the shares held by KDG in KDVS.

KDVS itself is the guarantor of the KDG’s debt. The Guarantee is a senior subordinated obligation of KDVS and ranks junior in right of payment to all of its existing and future unsubordinated debt. The Guarantee will rank senior to all existing and future obligations of KDVS expressly subordinated to the Guarantee. The Guarantee is effectively subordinated in right of payment to all of KDVS’ existing and future secured debt (including under the Senior Credit Facilities), to the extent of the value of the assets securing such debt, and to all liabilities of any subsidiary of KDVS.

Transactions with Members of the Management Board

The Group is presented by its general partner Kabel Deutschland Verwaltungs GmbH. The Management equals to the one of KDG and therefore payments to the management board are made by KDG directly.

Management received short-term employee benefits in the amount of T€3,871, T€3,129 and T€2,102 as well as post-employment benefits in the amount of T€383, T€377 and T€253 for the year ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Additionally management participates in the Group’s Management Equity Participation Program and is holding interests in the Cayman Cable Holding L.P. of 1.47% upon which they have received non-cash share-based payments due to changes in the measurement of the carrying amount of the underlying interests in the fiscal year ending March 31, 2007 in the amount of T€15,913. During the fiscal year ending March 31, 2006, members of the management have not received any share-based payments because of a negative change in the carrying amount. In the fiscal year ended March 31, 2005, management has received share-based payments due to changes in the measurement of the carrying amount of the underlying interests and proceeds of gains resulting from the sale of shares in LuxCo by Cayman L.P. in the amount of T€16,458. In the fiscal year ended March 31, 2006, some members of Management received remunerations due to the sale of interests amounting to T€5,159.

In total, management received remuneration in the amount of T€19,784, T€8,665 and T€18,813 for the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

For further details regarding share-based payments refer to note 5.3.

Former members of management and their surviving dependents

For former Members of Management and their surviving dependents related to pension claims liabilities of T€144, T€147 and T€128 have been recorded for the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005, respectively.

Transactions with Shareholders

In the fiscal year ended March 31, 2007, Providence Equity Partners (Sharholder) received Management fees and Director fees and Transaction fees in the total amount of T€1,882 (prior year: T€100, for the fiscal year ended March 31, 2005: T€3)

5.3 Share-Based Payments

Management Equity Participation Programs (MEP)

At March 31, 2007, the Group has three Management Equity Participation Programs (MEP I, MEP II, MEP III) in place. MEP I provides direct and indirect—via Kabel Management Beteiligungs GbR—ownership in Cayman Cable Holding L.P., the ultimate parent company of KDVS, (“the Partnership”). MEP II and III provide options in Cayman Cable Holding L.P. interests. Certain employees

(including senior executives) of the Group receive remuneration in the form of share-based payment transactions.

MEP I

In the fiscal year ending March 31, 2007, no members of KDVS Management participate in the Cayman Cable Holding L.P. directly as limited partners (the “Direct Management Equity Program I—direct MEP I”). Certain members participate indirectly through interests in Kabel Management Beteiligungs GbR, a separate partnership which is itself a limited partner in Cayman Cable Holding L.P. (the “Indirect Management Equity Program I—indirect MEP I”). The terms of both programs are substantially the same.

On February 11, 2004, Cayman Cable Holding G.P. Co. Ltd. (the general partner) and the limited partners of the Partnership entered into a second amended and restated limited partnership agreement. This agreement sets forth the structure relating to the governance and ownership of the Partnership and the terms of the direct MEP I. Under the direct MEP I, certain members of Management were admitted to the Partnership as limited partners holding common interests in the Partnership. Other members of Management were admitted to the Program through ownership in Kabel Management Beteiligungs GbR, a limited partner in the Partnership holding common interests in the Partnership.

The members both of the direct MEP I and indirect MEP I were required to pay a capital contribution upon admission. The direct MEP I and the indirect MEP I members, respectively, have financed up to 70% of the members’ contributions with a loan from the Partnership.

Interest accrues on such loans at a rate of 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds of gains resulting from the sale of shares in LuxCo by Cayman L.P. With these proceeds the granted loans were repaid.

Put or call provisions apply to the members’ Partnership interests in the event that such member cease to be employed by KDVS or its subsidiaries.

Certain limits apply with respect to the transfer of interests in the Partnership. Prior to March 11, 2008, limited partners are not permitted to transfer their interests in the Partnership (subject to certain exceptions for affiliate transfers and transfers to subsidiaries or family vehicles) without the consent of the general partner, Cayman Cable Holding G.P. Co. Ltd. Such consent may be given subject to conditions or restrictions or may be withheld at the general partner’s absolute discretion. Notwithstanding the foregoing, no transfers shall be valid or effective if the transfer would violate any applicable securities laws or it would cause the Partnership to lose any of its exemptions or favorable treatment under the U.S. Federal income tax laws, ERISA or the U.S. Investment Company Act of 1940.

As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of that, the Partnership decided to adjust the number of interests to reflect this change resulting in the issue of additional interests to the MEP I holders. The number of interests additionally issued as adjustment without any consideration was 8,313 in the direct MEP I and 97,804 in the indirect MEP I.

During the fiscal year ended March 31, 2007, 293,902 interests in Cayman Cable Holding L.P. were sold by members of the indirect MEP I. These interests were repurchased by Cayman Cable Holding L.P. at an average price of €9.86 per interest. Since Cayman Cable Holding L.P. repurchased these interests for cash and has not required KDVS to fund the repurchase, the liabilities related to these interests have been treated as a contribution from the parent when settled, resulting in an additional increase in capital reserve of T€2,898.

Grant date

The grant date determines the point in time at which the fair value of the services of the members of MEP is measured. The persons who are members of the direct MEP I participate in Cayman Cable Holding L.P. with a grant date as of March 13, 2003. The persons who are members of the indirect MEP I participate with a grant date as of November 27, 2003. For one limited partner in the Partnership the grant date was October 1, 2003.

On April 19, 2006, Cayman Cable Holding L.P. granted the holders of interests an additional year vesting. As a result, the vested part of the interests of the MEP I holders increased by 25% in addition to the scheduled vesting.

Number of interests granted

As of March 31, 2007, Management indirect interests of 0.29% in the Cayman Cable Holding L.P. are outstanding. The total consideration paid for these interests amount to T€217.

Measurement

Under the indirect MEP I as of November 27, 2003, the fair value of the interests in Kabel Management Beteiligungs GbR, which is valued by the fair value of its contribution in the Cayman Cable Holding L.P. amounts to T€3,445.

At each balance sheet date through March 31, 2006, the carrying value of the repurchase obligation related to vested MEP I interests has been based on a formula defined in the partnership agreement for fair price estimation of the respective shares, which have been negotiated between the partners and are documented in the partnership agreement (third amendment). Due to the fact, that the fair price formula no longer approximated the fair value of the interests issued under MEP I adequately the Partners of Cayman Cable Holding L.P. agreed to change the definition of the fair price in the fifth amendment to the Partnership agreement dated April 19, 2007. The fair price is now based on market conditions for the respective interests and the carrying amount of the liability for the repurchase of vested interests is calculated on that basis. The difference between the fair value as computed at each reporting date and the consideration for the interests is accounted for as personnel expense. This amount is recognized over a vesting period of four years commencing at grant date using the accelerated recognition method in accordance with IFRS 2. Vesting is split over 4 years, whereby 25% are vested at each anniversary. Therefore the program is split into 4 different layers, for which fair value is calculated at each reporting date. As of March 31, 2007, March 31, 2006 and March 31, 2005 T€4,030, €517 and T€607 included in the valuation of other liabilities, have been vested. Included in these amounts is the contribution made by the members of MEP I since such contributions are a liability in case of the sale of the interests. Due to changes in the fair value of the interests (including the change from a formula based price to a market conditions determined price) and due to additional vesting the Group recognized an increase in expenses and an increase in other liabilities thereof for the fiscal year ended March 31, 2007 in the amount of T€4,392. Additionally, T€352 have been recognized as a decrease in personnel expense due to the sale of interests resulting in a net income effect in total of T€4,040.

MEP II and III

MEP II and MEP III are option programs that differ in the exercise price only. Under these programs, the participants were granted options on interests in the Cayman Cable Holding L.P.

As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result, the partnership decided to adjust the number of options resulting in the issuance of additional options to the MEP II and III holders. The number of options issued as adjustment was 34,950 in MEP III. No additional options were issued to employees of the Group in MEP II. At the same time, the strike price for the options was adjusted by the same proportion to keep the total strike price constant.

Number of options granted

As of March 31, 2007, in total 41,990 options have been granted to the participants in MEP II and MEP III representing a 0.04% interest in the Cayman Cable Holding L.P.

Grant date and terms

The maximum term of the options is ten years after grant date. The options will be forfeited if they are not exercised. The weighted average remaining life of the options is 2.75 years as of March 31, 2007.

On April 19, 2006, Cayman Cable Holding L.P. granted the holders of existing an additional year vesting. As a result, the vested part of those options within MEP III increased by 25% in addition to the scheduled vesting.

Method and Extent of Exercise

The options will become immediately vested and exercisable upon any of the following events:

•       the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Cayman Cable Holding L.P. and its subsidiaries (Group) to a third party purchaser;

•       the effective date of a public offering of the shares in KDG and their shareholders (Group) companies representing substantially all of the business.

In addition, the general partner of Cayman Cable Holding L.P. may, at its absolute discretion, allow options to become exercisable, in whole or in part, prior to an exit event if any other transaction occurs which would materially affect the value of the options.

The general partner may decide that, instead of procuring the issue or transfer of interests in Cayman Cable Holding L.P. (LP interests) on exercise of an option that it will:

•       pay to the option holder (after deduction of any taxes, social security contributions duties or other expenses) a cash amount equal to the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•       transfer to the option holder a number of the shares of any Group company which has a market value equal the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•       transfer to the option holder a number of the shares which are admitted to listing which has a market value of the difference between the market value of the LP Interests which would otherwise be issued or transferred and the exercise price for those LP interests.

Any other transfer of options is restricted to certain limited options (e.g. ceasing employment). Any transfer of an option otherwise than permitted in this program would cause the option to lapse.

Measurement

The measurement of the fair value at grant date and each consecutive reporting period is based on the Black-Scholes option pricing model. The main parameters are the estimated fair value of the interests, expected volatility of the values of the interests, the estimated term of the options and the risk free interest rate on grant date (based on the estimated average life of the options of five years). The grant of the options is not dependent on market conditions, whereby expected future distributions have been included in the calculation.

The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

The strike price is €4.53 for MEP III.

							risk free			Fair value
							interest	Fair value	Fair value	of option
	Number of options						rate at	of option	of shares	at
	March 31,		Adjustment			March 31,	grant date	at grant	at grant	measurement
Grant date	2006	Granted	(1)	Called	Exercised	2007	(%)	date in	date in	date
								T€	T€	T€
January 1, 2005 MEP III	35,000	0	6,990	0	0	41,990	2,99	228	388	322
February 2, 2005 MEP III	140,000	0	27,960	0	167,960	0	2,78	906	1,552	1,291
	175,000	0	34,950	0	167,960	41,990

For MEP II and III the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€177 in fiscal year ended March 31, 2007, of which the entire amount has vested. None of the options granted have been cancelled since granting. Therefore all options shown are outstanding as of year end March 31, 2007 of which 31,493 vested and 10,497 remain unvested.

5.4 Financial Instruments

KDVS is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. KDVS manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through hedging strategies that utilize derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risk by entering in currency swaps or the risk of variable interest payments by entering into interest rate swaps and buying caps.

Of KDVS’ financial instruments, only the interest swaps bear a fair value interest rate risk, whereas the money market funds and the bank loans bear cash flow interest rate risks.

The Group has incurred debt that is denominated in various currencies, primarily via bond issues and bank borrowings. As a result, KDVS is exposed to risks from changes in interest rates and exchange rates. Derivative instruments are only used to hedge existing or prospective transactions.

Risks are initially hedged by way of naturally closed positions in which the values or the cash flows of primary financial instruments are matched in terms of maturity and amounts. Any residual risks are mitigated by way of conventional derivative financial instruments.

(1)                 For Explanation, see section MEP II and III, paragraphs 1 and 2

As of the balance sheet date, derivative financial instruments consisted of the following:

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
Interest Rate Swaps
Within one year	71,863	67,988	64,321
One to five years	455,528	527,391	595,379
More than 5 years	0	0	0
Total	527,391	595,379	659,700
Interest Rate Cap
Within one year	23,954	22,663	21,440
One to five years	151,843	175,797	198,460
More than 5 years	0	0	0
Total	175,797	198,460	219,900
Total	703,188	793,839	879,600

The nominal volume is the sum total of all purchase and sale amounts of the interest rate derivatives. The nominal amounts are equal to the volume of the hedged items.

Interest Rate Swaps and Caps

Approximately T€1,037,500 borrowed under the Group’s initial senior loan facility in 2003 was used to fund the acquisition of the cable television business. The interest rate volatility related to these outstanding loans was mitigated with a combination of interest rate swaps and caps at the time the bank loans were incurred. The loans were extended by the lending banks subject to the condition that the Group would enter into appropriate interest rate swaps and interest caps.

With the interest rate swaps, the variable interest rates (EURIBOR) on KDVS’ bank loans were effectively exchanged for a fixed interest rate of 4.0495% per annum. KDVS initially entered into interest rate swaps with a notional amount of T€778,125 which will be amortized until 2015. These swaps entitle KDVS to receive a payment from the counterparty if the variable market interest rate exceeds the fixed interest rate, and oblige KDVS to make a payment to the counterparty if the fixed interest rate exceeds the variable market interest rate. These types of agreements are entered into to effectively convert the interest rates on a portion of KDVS’ long-term liabilities to banks from variable to fixed. In 2003, KDVS also purchased interest rate caps with a cap level of 4.2% per annum with a notional amount of T€259,375 which will be amortized until 2015. These caps entitle KDVS to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

In September 2004, KDVS restructured its interest rate swaps and caps. The restructured derivatives now mature June 2009 compared to the original maturity, and the effective interest rate on the swaps was reduced from 4.0495% to 3.705% as of September 29, 2004.

Credit Risk

For all payments underlying the financial instruments, collateral must be requested, credit ratings/references obtained and a track record of prior business relations used in order to minimize the credit risk depending on the nature and extent of the respective payments.

Impairment losses are recognized for any credit risks associated with the financial assets. The credit risk associated with derivative financial instruments is minimized in that only counterparties with top credit ratings are selected. For this reason, the general credit risk relating to the derivatives used by the Group is not considered to be significant. No concentration of credit risks from business relations with individual debtors is evident.

Interest Rate Risk

KDVS’ interest payment risk is mitigated by the derivatives described. As of year-end 2007, 2006 and 2005, all of the interest-bearing liabilities are due in 5 years, which is why the interest rate derivative structure is long term.

Fair Values of Financial Instruments

The carrying amounts of the Group’s key financial instruments are summarized below. The carrying amounts of the Group’s cash and cash equivalents, money market funds, trade receivables and payables, short-term loans, as well as other current liabilities, in view of their short terms as of March 31, 2007, 2006, and 2005, are effectively equal to their fair values as they have interest rates based on variable interest rates that change in line with the market. Using a discounted cash flow analysis based on the current lending rate for an identical loan term, the fair value of the Group’s long-term, fixed-rate liabilities is estimated as the net present value of future payments, using yield curves obtained by banks and money market observations. Due to the complexity inherent in such an estimate, the estimate may not necessarily reflect actual market values. Different market assessments or procedures may therefore significantly influence the fair value estimate.

The carrying amount of the Senior Term Facility materially approximates its fair value. With respect to the carrying amounts of the financial assets and liabilities please refer to the respective sections in the Notes.

KDVS applied the exemption allowed under IFRS 1.36 A which did not require an entity that adopts IFRS before January 1, 2006 to comply with IAS 39 for the period ending March 31, 2004. This means that measurement as a valuation unit in accordance with the German Commercial Code (Handelsgesetzbuch: HGB) could be retained for the period from April 1, 2003 to March 31, 2004.

The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). They are as follows (in T€):

Instrument	Nominal amount March 31, 2007	Fair value March 31, 2007	Recognized in income statement April 1, 2006 – March 31, 2007	Recognized in equity April 1, 2006 – March 31, 2007
	T€	T€	T€	T€
Interest rate swap	527,391	4,983	8,827	0
Interest rate cap	175,797	432	-172	0
Total	703,188	5,415	8,655	0
Deferred Taxes	0	0	0	0
Total	703,188	5,415	8,655	0

Instrument	Nominal amount March 31, 2006	Fair value March 31, 2006	Recognized in income statement April 1, 2005 – March 31, 2006	Recognized in equity April 1, 2005 – March 31, 2006
	T€	T€	T€	T€
Interest rate swap	595,379	-3,844	17,165	0
Interest rate cap	198,460	603	-246	0
Total	793,839	-3,241	16,919	0
Deferred Taxes	0	0	0	0
Total	793,839	-3,241	16,919	0

Instrument	Nominal amount March 31, 2005	Fair value March 31, 2005	Recognized in income statement April 1, 2004 – March 31, 2005	Recognized in equity April 1, 2004 – March 31, 2005
	T€	T€	T€	T€
Interest rate swap	659,700	-20,798	-3,065	0
Interest rate cap	219,900	799	-1,941	0
Total	879,600	-19,999	-5,006	0
Deferred Taxes	0	0	0	0
Total	879,600	-19,999	-5,006	0

The Company previously assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the “change in variable cash flow method”. Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on “IAS 39 Financial Instruments: Recognition an Measurement—Assessing hedge effectiveness of an interest rate swap in a cash flow hedge” the Company has reconsidered its accounting treatment applied to those transactions and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Company has adjusted its financial statements to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through profit and loss. This change in accounting treatment has been accounted for retrospectively. This adjustment resulted in a decrease in other comprehensive income of T€8,320, a decrease in interest expense of T€13,682 and an increase in deferred tax expense of T€5,362 for the year ended March 31, 2006, and an increase in other comprehensive income of T€3,945, an increase in interest expense of T€6,487 and a decrease in deferred tax expense of T€2,543 for the year ended March 31, 2005.

5.5 Group Companies

		Registered office	Share- holding in %
Fully consolidated companies (IFRS 3)
1	Kabel Deutschland Vertrieb und Service GmbH & Co. KG	Unterföhring
2	Kabel Deutschland Breitband Services GmbH	Unterföhring	100.00
3	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
4	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG	Kaiserslautern	100.00
5	Schramm Elektro- und Antennen GmbH	Unterföhring	100.00
6	HOT-Kabelservice-GmbH	Hohenstein- Ernstthal	100.00

		Registered office	Share- holding in %
Companies consolidated at equity (IAS 28)
7	KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung *	Braunschweig	24.00
8	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Wolfsburg	24.00

As of July 7, 2006, the liquidation of the fully consolidated company Deutsche Kabel Services Verwaltungs GmbH i.L. was finished and the company was dissolved.

5.6 Particular Events after the Balance Sheet Date

As of May 9, 2007, Christof Wahl resigned as Managing Director.

As of May 21, 2007, Dr. Adrian von Hammerstein has been appointed Managing Director and Chief Executive Officer of the Group.

As of May 9, 2007, Schramm Elektro und Antennen GmbH (a Level 4 operator) was merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG.

As of July 10, 2007, HOT-Kabelservice Gesellschaft mit beschränkter Haftung (a Level 4 operator) was merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG.

As of May 18, 2007, Kabel Deutschland Vertrieb und Service GmbH & Co. KG has acquired approximately 3.8 million shares of PrimaCom AG. As a result of this acquisition Kabel Deutschland Vertrieb und Service GmbH & Co. KG owns approximately 18.6 percent of total shares of PrimaCom AG. On June 1, 2007 the Federal Cartel Office (“FCO”) has issued an order asking KDG to provide information about the transaction thereby starting a procedure to dissolve the transaction. KDG has provided the requested information and is since then in discussion with the FCO about possibilities to accommodate the FCO’s concerns.

Since March 31, 2007, an additional Management participation plan has been implemented, including options on interests in the Partnership (“MEP IV option program”) and interests in the Partnership which are held indirectly via Kabel Management Beteiligungs- (MEP IV) GbR (“Indirect MEP IV”). Kabel Management Beteiligung (MEP IV) GbR is itself a limited partner in the Partnership.

The terms of both the MEP IV option program and the Indirect MEP IV program are substantially the same and do not differ significantly from the other Management participation plans. The members of MEP IV participate with effect from March 29, 2007. Vesting is split over 4 years, whereby 25% are vested at each anniversary.

The members of the indirect MEP IV were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs- (MEP IV) GbR, respectively, have financed 80% of the managers’ contributions with a loan from the Partnership. Interest accrues on such loan at a rate of 5.0% per annum, compounded annually. Put or call provisions apply to the managers’ Common LP Interests in the event that such manager cease to be employed by KDVS or its subsidiaries.

*                     The financial statements as of December 31, 2006 of KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung disclosed contingent liabilities of T€14.

5.7 Management

The Group is represented by its general partner Kabel Deutschland Verwaltungs GmbH. No further representatives are registered in the commercial register.

The Management and Advisory Board of Kabel Deutschland Verwaltungs GmbH are the following:

Management

Dr. Adrian von Hammerstein	Chief Executive Officer since May 21, 2007
Paul Thomason	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares	Managing Director, Cable Access and Content, Chief Human Resource Officer since April 1, 2006
Herbert R. Hribar	Chief Operating Officer since November 6, 2006
Christof Wahl	Chief Operating Officer until November 5, 2006, Speaker of the Management until May 9, 2007
Rainer Wittenberg	Chief Commercial Officer until March 31, 2007

5.8 Authorization of financial statements

The consolidated financial statements were released for publication on July 12, 2007.

Unterföhring, July 12, 2007

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar
Chief Human Resource Officer	Chief Operating Officer
Managing Director, Cable Access and Content

6.                 Reconciliation to U.S. GAAP

The consolidated financial statements of KDVS GmbH & Co. KG (KDVS) have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations made by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). Application of all other IFRS not endorsed by the EU as of March 31, 2007, 2006 and 2005 would not have any impact to the consolidated financial statements of KDVS. IFRS differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the years in the three-year period ended March 31, 2007 and equity as of March 31, 2007, 2006 and 2005 to the extent described below. A description of the material differences between IFRS and U.S. GAAP as they relate to KDVS are discussed in further detail below. Reconciling items are presented gross of income taxes. Related tax adjustments are presented separately in item (12).

The 2006 and 2005 reconciliations have been adjusted to reflect the effect of the IFRS accounting changes described in Note 1.2 to the financial statements and Note 6 to the reconciliation to US GAAP, and for the elimination of the difference between US GAAP and IFRS related to the receivable from shareholder.

Reconciliation of net income (loss) from IFRS to U.S. GAAP for the period

			as adjusted	as adjusted
	Note	Apr. 1, 2006 - Mar. 31, 2007	Apr. 1, 2005 - Mar. 31, 2006	Apr. 1, 2004 - Mar. 31, 2005
		T€	T€	T€
Net income (loss) in accordance with IFRS		(430,038)	(45,015)	3,747
Business combination	(1)	(279)	1,629	20,108
Asset retirement obligations	(2)	(320)	(360)	31
Retirement benefits	(3)	(774)	(874)	(1,302)
Financing fees	(4)	(47,238)	55,069	2,371
Derivatives/Hedges	(5)	274	(13,682)	6,487
Restructuring	(6)	2,446	(9)	(1,416)
Provisions	(7)	0	0	(1,360)
Intangible assets	(8)	221	221	221
Subscriber acquisition costs	(9)	(1,476)	0	0
Employee benefits	(10)	(37,575)	(13,342)	(21,543)
Classification of limited partner	(11)	462,600	80,000	(16,000)
Income taxes	(12)	7,226	(7,561)	(4,375)
Net income (loss) in accordance with U.S. GAAP		(44,933)	101,091	(16,778)

Reconciliation of equity from IFRS to U.S. GAAP as of

	Note	March 31, 2007	as adjusted March 31, 2006	as adjusted March 31, 2005
		T€	T€	T€
Equity in accordance with IFRS		(1,943,246)	(1,426,578)	(1,290,738)
Business combination	(1)	16,404	24,023	22,394
Asset retirement obligations	(2)	(1,191)	(871)	(511)
Retirement benefits	(3)	(7,858)	(8,914)	(3,811)
Financing fees	(4)	0	47,238	(7,831)
Derivatives/Hedges	(5)	0	0	0
Restructuring	(6)	2,446	0	9
Provisions	(7)	0	0	0
Intangible assets	(8)	(442)	(663)	(884)
Subscriber acquisition costs	(9)	(1,476)	0	0
Employee benefits	(10)	1,423	2,104	(4,965)
Classification of limited partner	(11)	0	0	0
Income taxes	(12)	(1,372)	(9,379)	(417)
Equity in accordance with U.S. GAAP		(1,935,312)	(1,373,040)	(1,286,754)

The IFRS consolidated financial statements of KDVS include the assets and liabilities and results of operations of KDVS on a legal entity basis. The reconciliation of equity and net income (loss) of KDVS to U.S. GAAP as of and for the years ended March 31, 2007, 2006 and 2005 have been carved out of the reconciliation of net loss and equity of KDG to U.S. GAAP. The reconciliation of net loss and equity of KDVS includes the assets and liabilities and results of operations of KDVS, including certain expenses incurred by KDG on behalf of KDVS. In the preparation of the reconciliation, certain administrative expenses were not identifiable as relating solely to KDVS. Management believes these allocations are reasonable to present the financial position and results of operations of KDVS. After allocation of these costs of KDG to KDVS including those further described in item (11), the Company believes all the costs of operating KDVS have been reflected in the KDVS U.S. GAAP financial statements. However, the financial position and results of operations of the KDVS are not indicative of those that would have been achieved had KDVS operated as an independent entity during the years ended March 31, 2007, 2006 and 2005. In addition, the reconciliation does not purport to be indicative of future reconciling differences related to the financial position or results of operations of the company. Certain costs including restructuring were allocated based on the percentage of employees involved in the activity.

(1)          Business combination

The consolidated financial statements of KDVS as of March 31, 2004 were prepared in accordance with exemptions provided by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for entities adopting IFRS for the first time. Therefore, all business combinations carried out by KDVS before April 1, 2003, were not retrospectively accounted for under the guidance of IFRS 3 “Business Combinations”. These combinations are accounted in accordance with the German Commercial Code [“Handelsgesetzbuch”: HGB] or German GAAP. Under U.S. GAAP business combinations are accounted for in accordance with SFAS No. 141 “Business Combinations”. The differences relate to the acquisition of the cable businesses of Deutsche Telekom AG (DTAG) in March 2003.

Under U.S. GAAP the acquisition cost is measured as the fair value of the consideration given, plus direct costs of the acquisition. The inclusion of direct costs of the business combination in the purchase price under U.S. GAAP as of March 13, 2003 resulted in an increase of T€9,200 as compared to IFRS. Therefore, total cost of acquisition amounted to T€1,788,596 under U.S. GAAP.

Under German GAAP and IFRS, the purchase cost was initially allocated to the acquired assets and assumed liabilities at fair value, however, the excess of the fair values over the acquisition cost reduced the amount allocated to customer list.

Under U.S. GAAP the fair value of the acquired net assets in excess of acquisition costs of T€380,410 (negative goodwill) was allocated as a pro rata reduction of the amounts assigned to certain acquired assets: customer list, technical equipment, software and licenses, other equipment, furniture and fixtures and equity investments in associates.

As a result the amount allocated to customer list under U.S. GAAP was increased by T€202,628. The amount allocated to property and equipment was reduced by a total of T€226,128, which included a T€221,522 reduction to technical equipment.

Differences between IFRS and U.S. GAAP in acquired pension liabilities and asset retirement obligations arising subsequent to the acquisition, and deferred taxes related to the acquisition are included separately in the respective reconciling items below.

The following table quantifies the differences between U.S. GAAP and IFRS in the carrying values of acquired assets and assumed restructuring liabilities as of March 31, 2007, 2006 and 2005:

U.S. GAAP Reconciling Adjustment to Equity

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
U.S. GAAP adjustments to IFRS assets, increase (decrease)
Customer list	104,991	128,587	152,182
Software and licenses	0	0	(1,914)
Technical equipment	(88,587)	(110,989)	(133,391)
Other equipment, furniture and fixtures	0	(1,103)	(2,263)
Equity investments in associates	0	7,340	7,340
U.S. GAAP adjustments to IFRS liabilities, decrease (increase)
Termination and relocation benefits	0	188	440
Equity adjustment between U.S. GAAP and IFRS	16,404	24,023	22,394

The following table quantifies the differences in amortization expense for the acquired customer list and other identifiable intangible assets, as well as depreciation expense on acquired fixed assets and compensation expense related to adjustments to liabilities for termination and relocation benefits for the years ended March 31, 2007, 2006 and 2005:

U.S. GAAP Reconciling Adjustment to net (loss) income for the years ended

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
U.S. GAAP adjustments to IFRS depreciation or amortization expense (increase), decrease
Customer list	(23,596)	(23,595)	(23,839)
Software and licenses	0	1,914	1,996
Technical equipment	22,402	22,402	42,843
Other equipment, furniture and fixtures	1,103	1,160	1,151
Compensation expense	(188)	(252)	(2,043)
(Increase) Decrease to U.S. GAAP expense	(279)	1,629	20,108

Assumed restructuring liabilities

In connection with the acquisition of the cable business of DTAG, KDG GmbH, the parent of KDVS, announced a restructuring plan to its employees on December 12, 2003. The plan included a strategic reorganization as well as the relocation of the company’s headquarters. The strategic reorganization included the centralization of the finance, IT, and corporate services departments in Munich as well as the restructuring of  the network and the sales departments. The plan included the termination of 151 employees.

The restructuring was contemplated during the acquisition, the measures were officially announced during December 2003, and the plan was finalized within one year of the consummation of the business combination. Under IFRS, liabilities for termination benefits were recorded as period costs when the plans were announced.

Under U.S. GAAP certain restructuring costs in connection with the restructuring of an acquired business were recognized as an assumed restructuring liability in the allocation of the acquisition cost of the business combination. The restructuring costs included severance payments for planned employee terminations, and relocation benefits paid to employees for costs associated with moving employees of the acquired business to a new location. As of March 31, 2006 substantially all of the terminations accrued for under the initial restructuring plan had already occurred.

See item (6) below for additional information related to the termination benefits connected with the restructuring plan.

All relocation benefits were expensed as incurred in the IFRS consolidated financial statements. The liability for one-time relocation benefits related to restructuring  was recorded in the purchase allocation under U.S. GAAP, which decreased U.S. GAAP equity as compared with IFRS as of March 31, 2007, 2006 and 2005. Additional adjustments were made to reverse relocation expenses recorded in the IFRS consolidated financial statements for the year ended March 31, 2007, 2006 and 2005, because they were previously accrued under U.S. GAAP and, therefore, reduced the liability when used.

In December 2004, KDVS revised the estimates of employee termination costs. The number of employees expected to be terminated increased. This resulted in an increase in U.S. GAAP expenses of T€2,074 in the year ended March 31, 2005. The revision also included a reduction in the original estimate of termination cost per employee under the original restructuring plan related to the business combination. Under U.S. GAAP as of March 31, 2005 the restructuring liability was reduced by T€2,866 against the acquired assets. As of March 31, 2006 the remaining provision was utilized.

A certain number of employees that were affected by the restructuring program had an individual right to return to their former employer DTAG. For these employees DTAG and KDG agreed on a contractual penalty fee of T€1,081 if a certain percentage of these employees were terminated and returned to DTAG. In May 2005 the Company offered contracts that excluded the returning right. Since 95% of all eligible employees accepted the revised agreement by September 2005, the penalty threshold was not reached and as a result the provision was reversed under both IFRS and U.S. GAAP.

The effects of these adjustments and the development of the U.S. GAAP liabilities for termination and relocation costs are as follows:

	U.S. GAAP	IFRS	Diff.
	T€	T€	T€
Balance of the liability as of March 31, 2005	1,424	1,864	(440)
Costs paid and charged against the liability in the year ending March 31, 2006	(343)	(595)	252
Reversal of restructuring liability	(1,081)	(1,081)	0
Balance of the liability as of March 31, 2006	0	188	(188)
Costs paid and charged against the liability in the year ending March 31, 2007	0	(188)	188
Balance of the liability as of March 31, 2007	0	0	0

See item (6) below for additional adjustments related to other restructuring activities connected with the acquisition of the cable businesses of DTAG and other restructuring programs.

(2)          Asset retirement obligations

KDVS has incurred asset retirement obligations (AROs) relating primarily to equipment and other leasehold improvements installed on leased network sites including the leasing of space in the cable ducts of DTAG to house KDVS’s network cable, and improvements to leased buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term.

Asset retirement obligations existing as of March 13, 2003 were included in the purchase price allocation related to the acquisition of the cable businesses of DTAG. The liability was recognized at fair value as of the acquisition date. A corresponding asset (capitalized asset retirement cost) was recorded by increasing the amount allocated to the related long-lived asset by the same amount as the liability. Accordingly, assets and liabilities recorded in the acquisition under U.S. GAAP were increased for asset retirement obligations. Additional  ARO of T€687 was recognized during 2007.

Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Under U.S. GAAP, KDVS concluded there is not sufficient historical experience of non-enforcement. Therefore, these expectations were not included in the measurement of the obligation in accordance with SFAS No. 143. This resulted in an increase to the liability under U.S. GAAP, partially offset by reductions due to the use of a credit adjusted risk free rate as required by SFAS No. 143 instead of a risk free-rate as used under IFRS.

The difference in the net capitalized asset retirement cost and liabilities for asset retirement obligations at March 31, 2007, 2006 and 2005 are as follows:

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
Net asset capitalized under U.S. GAAP	8,330	8,866	10,089
Net asset capitalized under IFRS	9,726	11,484	10,800
Difference in assets under U.S. GAAP	(1,396)	(2,618)	(711)
Retirement obligation under U.S. GAAP	20,357	18,217	17,841
Retirement obligation under IFRS	20,562	19,964	18,041
Difference in net liabilities under U.S.GAAP	(205)	(1,747)	(200)
Equity adjustment under U.S. GAAP	(1,191)	(871)	(511)

The differences between the components of AROs between IFRS and U.S. GAAP consist of the following:

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
U.S. GAAP
Depreciation expense	1,223	1,223	3,574
Accretion expense	1,484	1,419	1,651
Total U. S. GAAP expense	2,707	2,642	5,225
IFRS
Depreciation expense	1,509	1,260	3,093
Accretion expense	888	723	638
Total IFRS expense	2,397	1,983	3,731
U.S. GAAP increase (decrease) to expense due to settlement of obligations	10	(299)	(1,525)
Difference	(320)	(360)	31

The changes in the liability for asset retirement obligations for the three years ended March 31, 2007, 2006 and 2005 under U.S. GAAP are as follows:

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
Liability at the beginning of the period	18,217	17,841	19,521
Accretion expense	1,484	1,419	1,651
Additions	687	0	0
Asset retirement obligations settled	(31)	(1,043)	(3,331)
Liability at the end of the period	20,357	18,217	17,841

(3)          Retirement benefits

Under IFRS retirement benefits are only recognized for the employees of KDVS on a legal entity basis. In the first step, the remaining portion of retirement benefits that relate to the parent KDG GmbH (single entity) also have to be considered under U.S. GAAP and therefore the costs were pushed down to KDVS as these employees provide services to KDVS. In the second step, the reconciling adjustments between IFRS and U.S. GAAP were recorded.

The additional personnel expenses (IFRS) of KDG GmbH that related to KDVS amounted to T€774, T€874 and T€1,302 for the years ended March 31, 2007, 2006 and 2005.

KDG adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”) as of March 31, 2007. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Those changes, which consist of actuarial gains and losses and the effects of plan amendments, are recorded as adjustments in other comprehensive income. SFAS No. 158 did not change the measurement of net periodic benefit cost included in net income. Actuarial gains and losses and the effect of plan amendments initially recorded in other comprehensive income are reclassified into net periodic pension cost in accordance with the guidance on amortization in SFAS No. 87, Employers’ Accounting for Pensions. The following table summarizes the incremental effects of adopting SFAS No. 158 as of March 31, 2007.

	Before adoption of SFAS No. 158	Effect of adopting SFAS No. 158	After adoption of SFAS No. 158
	T€	T€	T€
Provisions for pensions	21,701	4,229	25,930
Additional minimum liability	3,778	(3,778)	0
	25,479	451	25,930
Shareholder’s equity	(1,934,861)	(451)	(1,935,312)

The effect of adopting SFAS No. 158 is on a pre-tax basis.

Deferred income taxes increase through adoption in the amount of T€78.

Amounts recognized in the statement of financial position consist of:

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
	SFAS 158	SFAS 87	SFAS 87
Current liabilities	(128)	0	0
Non current liabilities	(25,802)	0	0
Accrued benefit cost	0	(23,264)	(16,876)
Accumulated other comprehensive income	0	5,171	942
Net amount recognized	(25,930)	(18,093)	(15,934)
IFRS net liability recognized	(21,579)	(17,959)	(15,799)
Increase to U.S. GAAP liability	(4,351)	(134)	(135)

The components of net periodic pension cost are as follows for the years ended :

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
Service cost	2,578	1,663	1,436
Interest cost	1,065	902	832
Amortization of prior service cost	(6)	(5)	(7)
Amortization of net (gain) loss	226	0	32
Additional cost	(77)	0	48
Net periodic benefit cost	3,786	2,560	2,341
IFRS net amounts recognized in profit and loss	3,798	2,567	2,132
Plan disbursements (adjustment to IFRS)	77	0	25
Increase (Decrease) to U.S. GAAP expense	(89)	(7)	184

Under IFRS, the past service cost resulting from plan amendments is required to be amortized over the remaining vesting period of the employees, whereas for U.S. GAAP the effect is amortized of the remaining life expectancy of inactive plan participants and over the remaining service period of active participants.

The estimated net loss and prior service credit that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the fiscal year ended March 31, 2008 are T€117 and T€(6), respectively.

(4)          Financing fees

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, transaction costs are incremental costs directly attributable to the related financing. These costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

In connection with the refinancing of the acquisition of the regional DTAG cable providers, KDVS incurred transaction costs through the Senior Loan Facility, the Senior Credit Facility, and the New Senior Credit Facility. As of March 31, 2007, 2006 and 2005, in accordance with IAS 39, financing and transaction costs of T€22,564, T€2,322 and T€66,828, respectively, are deducted from related balances of debt in the IFRS consolidated financial statements. Under U.S. GAAP, in accordance with APB Opinion No. 21, Interest on Receivables and Payables, debt issuance costs are reported as an asset (deferred charges).

Under IFRS, the refinancing of the Senior Credit facility which occurred in May 2006 resulted in an adjustment to the carrying value of the liability as of March 31, 2006 and additional amortization of the related debt issuance costs. In accordance with U.S. GAAP, the debt issuance costs are amortized over the contractual term of the related debt. Unamortized debt issuance costs are not written off until an extinguishment occurs. On May 12, 2006, the Company repaid the outstanding balances under the previous Senior Credit Facility. Accordingly, under U.S. GAAP an additional expense of T€47,238 was recorded in the year ended March 31, 2007 to write-off the unamortized debt issuance costs in connection with the extinguishment of the previous Senior Credit Facility.

Adjustments under U.S. GAAP to the IFRS consolidated financial statements related to debt issuance costs are as follows:

U.S. GAAP Reconciling Adjustment to equity

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
Increase to assets	22,564	49,560	58,997
(Increase) to liabilities	(22,564)	(2,322)	(66,828)
Increase (decrease) to U.S. GAAP equity	0	47,238	(7,831)

U.S. GAAP Reconciling Adjustment to net loss for the years ended

	March 31, 2007	March 31, 2006	March 31, 2005
	T€	T€	T€
(Increase) Decrease in amortization expense	(47,238)	55,069	2,371

(5)          Derivatives/Hedges

In the year ended March 31, 2007, KDVS reassessed its IFRS accounting treatment of interest rate swaps hedging variable cash flows of debt. These swaps had been previously designated as hedging instruments in a cash flow hedge relationship. Due to the IFRIC final agenda decision of March 2007 regarding “Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”, the Company reassessed the hedge relationship. The method used to assess hedge effectiveness in the past is no longer deemed appropriate under IFRS. The Company de-designated the hedge relationship retrospectively in accordance with the IFRIC final agenda decision including an adjustment of the comparative figures of the prior fiscal year as if hedge accounting had never been applied in accordance with IAS 8.

For purposes of its financial statements according to U.S. GAAP, KDVS applied two different methods to assess effectiveness and to measure ineffectiveness. Thus, the hedge relationship was in compliance with U.S. GAAP. However, the Company decided not to apply hedge accounting for U.S. GAAP purposes prospectively in fiscal year 2007. Therefore, the reconciliation difference for the years ended March 31, 2006 and March, 2005 relates to the application of hedge accounting for U.S. GAAP whereas hedge accounting for U.S. GAAP was retrospectively not applied for IFRS.

Adjustments under U.S. GAAP to the IFRS consolidated net loss in the years ended March, 31, 2007, 2006 and 2005 amounted to T€274, T€-13,682 and T€6,487 respectively. Accordingly the reconciliation difference for the years ended March 31, 2006 and March 31, 2005 relates to the amount recorded through the P/L for IFRS which would have been recorded in OCI for U.S. GAAP. For the year-ended March 31, 2007 and prospectively, the reconciliation difference is comprised of the use of the amount previously recorded in OCI for U.S.GAAP over the remaining life of the derivative instrument and the interest payment it was hedging.

(6)          Restructuring

In addition to the employee termination and relocation benefits recorded in the purchase price allocation (see item (1) above) in connection with the acquisition of the cable businesses of DTAG, KDVS incurred costs for bonuses that were paid out to encourage the mutual termination of the employment contracts. These bonuses are incremental voluntary termination benefits and, therefore, are not in the scope of EITF 95-3. The accounting for such voluntary termination benefits is in accordance with SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. Under U.S. GAAP the costs associated with such benefits are recognized when the employees accept the offer and the amount of the costs can be reasonably estimated.

The liability for bonuses was accrued in the IFRS consolidated financial statements in the year ended March 31, 2004. Adjustments were made in the U.S. GAAP reconciliation to reverse the liabilities recorded under IFRS and to expense the amounts paid and charged against the liability under IFRS. Since the provision was totally used as of March 31, 2006 under IFRS there were no differences between IFRS and U.S. GAAP equity as of March 31, 2007.

A portion of the termination benefits to be provided under the restructuring plan announced by KDG in the year ended March 31, 2007 represent special termination benefits. Therefore, the criteria for recording a provision under SFAS No. 88 for the voluntary benefits provided under this restructuring plan are not met as of March 31, 2007, and the related liability recorded in the amount of T€2,386 for IFRS purposes has to be reversed under U.S. GAAP.

According to SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), contract termination costs shall be recognized when the entity terminates a contract in accordance with the contract terms or when the entity ceases using the right conveyed by a contract, for example, the right to use a leased property. As of March 31, 2007 KDVS had already terminated some contracts in connection with the restructuring of its technical departments. Due to the fact that KDG is still using these premises and U.S. GAAP precludes recognition of a liability before the date it ceases using the right conveyed by a contract, the liability for this restructuring in the amount of T€60 for IFRS purposes was reversed under U.S. GAAP.

(7)          Provisions

This adjustment is related to a provision that fulfilled the recognition criteria under IFRS but not under U.S. GAAP. In accordance with IFRS a provision is recognized if it is probable (defined as more likely than not) that an outflow of resources embodying economic benefits will be required to settle an obligation. In accordance with SFAS No. 5 Accounting for Contingencies a provision is recognized if it is probable that a future event will confirm that a liability had been incurred by the balance sheet date and if the amount can be estimated reasonably. Under U.S. GAAP, probable means that the future event or events are likely to occur. There is no difference between IFRS and U.S.GAAP equity or income related to this item as of March 31, 2007 and 2006 as the provision was reversed under IFRS during the year ended March 31, 2005.

(8)          Intangible assets

Under IFRS prior to April 1, 2004 the costs of internally generated software were capitalized, including general and administrative and overhead costs directly attributable to the development of the software. In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” general and administrative costs and overhead costs should not be capitalized as costs of internal-use software under U.S. GAAP. In accordance with IAS 38 Intangible Assets, general and administrative and overhead costs incurred after April 1, 2004 are expensed as incurred.

The internally generated software recognized under U.S. GAAP is lower due to overhead costs capitalized under IFRS amounting to T€1,216 as of and for the year ended March 31, 2004, resulting in a decrease to gross assets as of March 31, 2007, 2006 and 2005 and a corresponding increase in the net loss in the year ended March 31, 2004. In addition, adjustments were made to reduce U.S. GAAP amortization expense in the years ended March 31, 2007 (T€221), 2006 (T€221) and 2005 (T€221).

(9)          Subscriber Acquisition Costs

KDVS capitalizes subscriber acquisition costs as intangible assets under IFRS if the costs are directly attributable to obtaining specific contracts which meet the definition and recognition criteria of an intangible asset in accordance with IAS 38, are incremental and can be measured reliably. KDG does not capitalize any commissions for open-ended contracts where customers are able to terminate the contractual relationship at any time.

Total subscriber acquisition costs capitalized as of March 31, 2007 and March 31, 2006 amounted to T€17,384 and T€0, respectively.

KDG amortizes these costs under IFRS over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period.

U.S.GAAP requires amortizing subscriber acquisition costs over the shorter of the fixed term period or the expected customer life. The fixed term period for KDVS’s products is typically between 12 and 24 months. This leads to a faster amortization on T€7,707 of these costs compared to IFRS, as T€9,677 of the subscriber acquisition costs are amortized under both IFRS and U.S. GAAP over the fixed term period. The additional amortization expense for the year ended March 31, 2007 amounted to T€1,476.

(10)   Employee benefits

Under IFRS the company followed IFRS 2 “Share-based Payment” for the accounting of the Management Equity Participation Program (MEP) as of and for the years ended March 31, 2007, 2006 and 2005. In the same periods KDVS applied FASB Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R) under U.S. GAAP.

At the balance sheet date the group has three Management Equity Programs (MEP) in place: MEP I, MEP II and MEP III are treated as cash-settled share-based payments under IFRS and U.S. GAAP. Under IFRS only that part of the MEP that relates to the employees of the legal entity KDVS including its subsidiaries were considered in the financial statements of KDVS.

This represented a portion of the MEP I as well as a portion of MEP II and MEP III. Under U.S. GAAP the costs for MEP for the entire group are included in the financial statements of KDVS as all the employees participating in MEP provide services to KDVS. Accordingly, the portion of MEP that related to the employees of KDG GmbH was pushed down to the financial statements of KDVS. This represented the remaining portion of MEP I as well as of MEP II and III.

Additional personnel expenses amounting to T€37,575, T€13,342 and T€21,543 were allocated to KDVS in the years ended March 31, 2007, 2006 and 2005, respectively. After the push-down of these additional personnel expenses the employee benefit programs are entirely included under U.S. GAAP.

(11)   Classification of limited partner

KDVS GmbH & Co. KG is a limited partnership (Kommanditgesellschaft) under German law.

Under IFRS the limited partners’ capital (Kommanditkapital) is classified as a financial liability since financial instruments which grant the holder a right of repayment of the capital contributed to the partnership are classified as liabilities in accordance with IAS 32, should they decide to leave the partnership. The liability is measured at the present value of the repayment right of the limited partner that, in accordance with the provisions of the partnership agreements, amounts to 2/3 of the fair value of the interest in the limited partnership. The fair value of the limited partnership is determined by reference to market transactions or by applying the discounted cash flow method (DCF method). Changes in the fair value of the liability had an impact to profit and loss under IFRS. As of March 31, 2007 the liability amounted to T€1,882,600.

Under U.S. GAAP, since the limited partners’ capital does not represent a mandatorily redeemable financial instrument it is not in scope of FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). Accordingly, the limited partners’ capital does not represent a liability. Under EITF Appendix D-98, “Classification and Measurement of Redeemable Securities”, the limited partners’ capital are reclassified outside of permanent equity since the redemption features are not solely within the control of KDVS. Such capital is initially measured at fair value at date of issue and is adjusted to redemption amount at each balance sheet date. Accordingly, as of March 31, 2007, T€1,882,600 is reclassified to outside of permanent equity from the following equity accounts (T€):

Subscribed capital	(2)
Capital reserve	(293,823)
Retained Earnings	(1,588,775)

As of March 31, 2007, 2006 and 2005 there is no difference between IFRS and U.S. GAAP equity since the fair value under IFRS is the redemption value. However, as of March 31, 2004, the limited partners capital of T€1,356,000 under IFRS would be reclassified to temporary equity under U.S. GAAP rather than as a liability. In addition, the other income due to changes in fair value in the IFRS consolidated financial statements for the year ended March 31, 2007, 2006 and 2005 was reversed and recorded as a direct decrease of T€462,600, 80,000 and as a direct increase of T€16,000, respectively, to retained earnings of the same period.

(12)   Income taxes

The difference in income taxes under U.S. GAAP compared to income taxes under IFRS is represented by the tax effect of reconciling items calculated using the enacted tax rates of 17,4% for each of the years ended March 31, 2007, 2006 and 2005.

Unterföhring, July 12, 2007

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar
Chief Human Resource Officer	Chief Operating Officer
Managing Director, Cable Access and Content

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Appendix 1 to the Notes

Analysis of Fixed Assets for Period from April 1, 2006 to March 31, 2007

	Acquisition and Production Cost						Accumulated Depreciation and Amortization						Net Book Value
											Change in
	April 1,				Reclassifi-	March 31,	April 1,			Reclassifi-	at-Equity	March 31,	March 31,
	2006	Acquisitions	Additions	Disposals	cations	2007	2006	Additions	Disposals	cations	Investment	2007	2007
	€	€	€	€	€	€	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences and other Contractual and Legal Rights	98,012,500.58	0.00	52,198,278.72	3,239,616.88	1,909,682.24	148,880,844.66	52,678,422.33	24,378,630.69	3,239,616.88	0.00	0.00	73,817,436.14	75,063,408.52
2. Internally generated Software	12,789,484.77	0.00	1,047,688.23	0.00	0.00	13,837,173.00	3,271,505.03	2,516,409.45	0.00	0.00	0.00	5,787,914.48	8,049,258.52
3. Customer List	709,713,538.37	5,713,029.31	0.00	0.00	0.00	715,426,567.68	249,230,050.39	83,809,342.06	0.00	0.00	0.00	333,039,392.45	382,387,175.23
4. Prepayments	2,621,373.16	0.00	10,174,463.03	0.00	-1,869,682.24	10,926,153.95	0.00	0.00	0.00	0.00	0.00	0.00	10,926,153.95
	823,136,896.88	5,713,029.31	63,420,429.98	3,239,616.88	40,000.00	889,070,739.29	305,179,977.75	110,704,382.20	3,239,616.88	0.00	0.00	412,644,743.07	476,425,996.22
II. Property and Equipment
1. Buildings on non-owned Land	5,260,629.38	0.00	1,765,226.16	9,635.00	67,512.63	7,083,733.17	1,712,301.38	689,345.53	1,134.00	0.00	0.00	2,400,512.91	4,683,220.26
2. Technical Equipment	1,425,843,167.38	741,174.20	162,952,692.29	17,258,248.20	31,188,192.11	1,603,466,977.78	585,965,045.25	126,614,504.51	14,983,155.99	-10,046.67	0.00	697,586,347.10	905,880,630.68
3. Other Equipment, Furniture and Fixtures	50,124,817.98	0.00	12,741,652.04	1,824,211.24	770,095.07	61,812,353.85	31,203,663.03	7,410,583.97	1,735,826.23	10,046.67	0.00	36,888,467.44	24,923,886.41
4. Construction in progress	39,714,617.85	0.00	42,893,915.46	8,879.21	-32,065,799.81	50,533,854.29	0.00	0.00	0.00	0.00	0.00	0.00	50,533,854.29

	1,520,943,232.59	741,174.20	220,353,485.95	19,100,973.65	-40,000.00	1,722,896,919.09	618,881,009.66	134,714,434.01	16,720,116.22	0.00	0.00	736,875,327.45	986,021,591.64
III. Financial Assets
1. Equity Investments in Associates	2,487,200.00	0.00	0.00	0.00	0.00	2,487,200.00	629,532.93	0.00	0.00	0.00	227,496.98	857,029.91	1,630,170.09
2. Other financial Assets	352,000.00	0.00	7,393,800.37	300,000.00	0.00	7,445,800.37	0.00	0.00	0.00	0.00	0.00	0.00	7,445,800.37
	2,839,200.00	0.00	7,393,800.37	300,000.00	0.00	9,933,000.37	629,532.93	0.00	0.00	0.00	227,496.98	857,029.91	9,075,970.46
	2,346,919,329.47	6,454,203.51	291,167,716.30	22,640,590.53	0.00	2,621,900,658.75	924,690,520.34	245,418,816.21	19,959,733.10	0.00	227,496.98	1,150,377,100.43	1,471,523,558.32

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Appendix 2 to the Notes

Analysis of Fixed Assets for Period from April 1, 2005 to March 31, 2006

	Acquisition and Production Cost
	April 1, 2005	Acquisitions	Contribution of Assets	Additions	Disposals	Reclassifications	March 31, 2006
	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences and other Contractual and Legal Rights	73,440,636.52	0.00	3,479,887.35	19,920,718.67	0.00	1,171,258.04	98,012,500.58
2. Internally generated Software	9,747,676.00	0.00	0.00	3,041,808.77	0.00	0.00	12,789,484.77
3. Customer List	696,615,984.17	5,605,485.01	0.00	572,624.92	58,508.16	6,977,952.43	709,713,538.37
4. Prepayments	682,883.67	0.00	0.00	3,053,456.98	0.00	-1,114,967.49	2,621,373.16
	780,487,180.36	5,605,485.01	3,479,887.35	26,588,609.34	58,508.16	7,034,242.98	823,136,896.88
II. Property and Equipment
1. Buildings on non-owned Land	2,960,544.20	0.00	1,457,200.60	1,213,433.77	422,578.09	52,028.90	5,260,629.38
2. Technical Equipment	1,333,122,659.69	1,704,994.47	0.00	69,221,542.14	442,566.52	22,236,537.60	1,425,843,167.38
3. Other Equipment, Furniture and Fixtures	38,207,580.17	0.00	1,449,229.26	9,128,458.73	543,354.50	1,882,904.32	50,124,817.98
4. Construction in progress	24,973,104.54	0.00	3,200.00	38,966,074.68	0.00	-24,227,761.37	39,714,617.85
	1,399,263,888.60	1,704,994.47	2,909,629.86	118,529,509.32	1,408,499.11	-56,290.55	1,520,943,232.59
III. Financial Assets
1. Equity Investments in Associates	2,487,200.00	0.00	0.00	0.00	0.00	0.00	2,487,200.00
2. Other financial Assets	7,391,930.70	0.00	0.00	9,158.37	71,136.64	-6,977,952.43	352,000.00
	9,879,130.70	0.00	0.00	9,158.37	71,136.64	-6,977,952.43	2,839,200.00
	2,189,630,199.66	7,310,479.48	6,389,517.21	145,127,277.03	1,538,143.91	0.00	2,346,919,329.47

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Appendix 2 to the Notes

Analysis of Fixed Assets for Period from April 1, 2005 to March 31, 2006

	Accumulated Depreciation and Amortization							Net Book Value
	April 1, 2005	Contribution of Assets	Additions	Disposals	Reclassifications	Change in at- Equity Investment	March 31, 2006	March 31, 2006
	€	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences and other Contractual and Legal Rights	34,906,374.81	936,140.81	16,834,197.20	0.00	1,709.51	0.00	52,678,422.33	45,334,078.25
2. Internally generated Software	849,968.87	0.00	2,421,536.16	0.00	0.00	0.00	3,271,505.03	9,517,979.74
3. Customer List	165,757,814.09	0.00	83,481,224.29	8,987.99	0.00	0.00	249,230,050.39	460,483,487.98
4. Prepayments	0.00		0.00	0.00	0.00	0.00	0.00	2,621,373.16
	201,514,157.77	936,140.81	102,736,957.65	8,987.99	1,709.51	0.00	305,179,977.75	517,956,919.13
II. Property and Equipment
1. Buildings on non-owned Land	1,258,260.20	132,376.60	616,288.46	294,623.88	0.00	0.00	1,712,301.38	3,548,328.00
2. Technical Equipment	473,482,327.42	0.00	111,464,120.09	257,320.92	1,275,918.66	0.00	585,965,045.25	839,878,122.13
3. Other Equipment, Furniture and Fixtures	27,081,374.76	354,584.26	5,536,934.11	491,601.93	-1,277,628.17	0.00	31,203,663.03	18,921,154.95
4. Construction in progress	0.00		0.00	0.00	0.00	0.00	0.00	39,714,617.85
	501,821,962.38	486,960.86	117,617,342.66	1,043,546.73	-1,709.51	0.00	618,881,009.66	902,062,222.93
III. Financial Assets
1. Equity Investments in Associates	393,323.54	0.00	0.00	0.00	0.00	236,209.39	629,532.93	1,857,667.07
2. Other financial Assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00	352,000.00
	393,323.54	0.00	0.00	0.00	0.00	236,209.39	629,532.93	2,209,667.07
	703,729,443.69	1,423,101.67	220,354,300.31	1,052,534.72	0.00	236,209.39	924,690,520.34	1,422,228,809.13

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Appendix 3 to the Notes

Analysis of Fixed Assets for Period from April 1, 2004 to March 31, 2005

	Acquisition and Production Cost					Accumulated Depreciation and Amortization						Net Book Value
	April 1, 2004	Additions *	Disposals	Reclassifi- cations	March 31, 2005	April 1, 2004	Additions	Disposals	Reclassifi- cations	Change in at-Equity Investment	March 31, 2005	March 31, 2005
	€	€	€	€	€	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences and other Contractual and Legal Rights	44,548,168.77	15,369,003.49	365,863.56	13,889,327.82	73,440,636.52	26,525,069.06	8,773,840.86	392,535.11	0.00	0.00	34,906,374.81	38,534,261.71
2. Internally generated Software	0.00	4,941,659.00	0.00	4,806,017.00	9,747,676.00	0.00	849,968.87	0.00	0.00	0.00	849,968.87	8,897,707.13
3. Customer List	681,656,064.03	15,204,832.88	244,912.74	0.00	696,615,984.17	88,417,680.96	77,364,578.94	24,445.81	0.00	0.00	165,757,814.09	530,858,170.08
4. Prepayments	17,472,508.39	666,483.12	0.00	-17,456,107.84	682,883.67	0.00	0.00	0.00	0.00	0.00	0.00	682,883.67

	743,676,741.19	36,181,978.49	610,776.30	1,239,236.98	780,487,180.36	114,942,750.02	86,988,388.67	416,980.92	0.00	0.00	201,514,157.77	578,973,022.59
II. Property and Equipment
1. Buildings on non-owned Land	2,617,176.43	340,205.55	6,837.78	10,000.00	2,960,544.20	690,453.43	565,875.34	3,163.78	5,095.21	0.00	1,258,260.20	1,702,284.00
2. Technical Equipment	1,303,405,447.48	51,714,515.42	29,449,482.21	7,452,179.00	1,333,122,659.69	299,890,510.78	202,281,296.41	28,689,479.78	0.01	0.00	473,482,327.42	859,640,332.27
3. Other Equipment, Furniture and Fixtures	32,225,355.95	7,002,478.96	1,027,334.68	7,079.94	38,207,580.17	22,539,568.87	5,520,140.85	973,239.74	-5,095.22	0.00	27,081,374.76	11,126,205.41
4. Construction in progress	12,181,004.35	21,531,580.54	30,984.43	-8,708,495.92	24,973,104.54	0.00	0.00	0.00	0.00	0.00	0.00	24,973,104.54
	1,350,428,984.21	80,588,780.47	30,514,639.10	-1,239,236.98	1,399,263,888.60	323,120,533.08	208,367,312.60	29,665,883.30	0.00	0.00	501,821,962.38	897,441,926.22
III. Financial Assets
1. Equity Investments in Associates	2,487,200.00	0.00	0.00	0.00	2,487,200.00	180,188.63	0.00	0.00	0.00	213,134.91	393,323.54	2,093,876.46
2. Other financial Assets	605,000.00	7,091,930.70	305,000.00	0.00	7,391,930.70	0.00	0.00	0.00	0.00	0.00	0.00	7,391,930.70
	3,092,200.00	7,091,930.70	305,000.00	0.00	9,879,130.70	180,188.63	0.00	0.00	0.00	213,134.91	393,323.54	9,485,807.16
	2,097,197,925.40	123,862,689.66	31,430,415.40	0.00	2,189,630,199.66	438,243,471.73	295,355,701.27	30,082,864.22	0.00	213,134.91	703,729,443.69	1,485,900,755.97

*                       Included are additions in connection with business combinations in an amount of appr. TEUR 14.954 regarding customer list and appr. TEUR 14.328 with respect to property and equipment.