Form 20-F
period 2008-03-31
Kabel Deutschland Vertrieb und Service GmbH & Co. KG; Kabel Deutschland GmbH
filed 2008-07-29
CIK 1359737, 1359736

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS
TABLE OF CONTENTS 3
TABLE OF CONTENTS 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
For such transition period from to
OR
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

Betastraße 6-8
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
(Title of Class)

           As of March 31, 2008, the subscribed capital of KDG is held entirely by the sole shareholder Kabel Deutschland Holding GmbH and is represented by three shares in the following amounts:

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

☒ Yes    ☐ No

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

           (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

           Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

        In this annual report on Form 20-F, 'Issuer', 'Registrant', 'we', 'us', 'our', 'Company', 'KDG' and other similar terms refer to Kabel Deutschland GmbH and its consolidated subsidiaries, except where the context otherwise requires.

        The selected consolidated statements of operations and cash flow data set forth below for the fiscal years ended March 31, 2004, 2005, 2006, 2007 and 2008 and the selected consolidated balance sheet data set forth below as of March 31, 2004, 2005, 2006, 2007 and 2008, in each case, for KDG have been derived from KDG's consolidated financial statements. KDG's consolidated financial statements for fiscal years ended March 31, 2006, 2007 and 2008 are included in ITEM 17 Financial Statements of this annual report.

        The selected consolidated data presented below should be read in conjunction with our consolidated financial statements included in ITEM 17 Financial Statements of this annual report.

Consolidated Statement of Operations

	Fiscal Year Ended March 31,
	2004	2005(1)	2006(1)	2007(1)	2008
		(as adjusted)	(as adjusted)
	(€ millions, except percentages)
Cable Access Revenue	833.5	850.1	839.3	845.6	867.1
TV/Radio Revenue	108.1	126.4	137.8	163.0	179.8
Internet & Phone Revenue	1.2	2.8	9.8	56.5	121.4
TKS Revenue	19.3	23.9	25.2	28.1	28.6

Revenues	962.1	1,003.2	1,012.1	1,093.2	1,196.9
Cost of Services Rendered(2)	(616.5)	(573.4)	(490.1)	(567.1)	(588.5)
Other Operating Income	33.9	17.9	12.5	13.2	12.6
Selling Expenses(3)	(220.5)	(262.5)	(277.0)	(318.7)	(352.8)
General and Administrative Expenses(4)	(115.5)	(110.3)	(102.4)	(140.9)	(128.7)

Profit from Ordinary Activities	43.5	74.9	155.1	79.7	139.5
Interest Income	4.0	11.4	2.8	3.6	2.1
Interest Expense	(213.9)	(186.3)	(215.1)	(155.7)	(171.8)
Accretion/Depreciation on Investments and Other Securities	0.0	(0.3)	(0.1)	0.3	(3.8)
Income from Associates	0.6	0.7	0.5	0.4	0.9

Loss Before Taxes	(165.8)	(99.6)	(56.8)	(71.7)	(33.1)
Taxes on Income	13.9	(6.9)	(11.7)	(27.5)	(0.7)

Net Loss	(151.9)	(106.5)	(68.5)	(99.2)	(33.8)

Other Financial Data
Adjusted EBITDA(5)	428.0	408.0	401.3	382.5	457.8
Adjusted EBITDA margin(6)	44.5%	40.7%	39.7%	35.0%	38.2%

(1)
According to the update of the IFRIC agenda decision on IAS 39 accounting changes regarding assessing hedge effectiveness of interest rate swaps in a cash flow hedge have been made for the fiscal years ended March 31, 2005, 2006 and 2007. For a detailed description please refer to chapter Note 1.2 in the Notes to the consolidated financial statements of KDG and KDVS under ITEM 17 Financial Statements.

(2)
Includes €154.7 million of depreciation and amortization in FY 2008; €133.1 million in FY 2007; €117.4 million in FY 2006; €206.7 million in FY 2005; €261.8 million in FY 2004.

(3)
Includes €115.5 million of depreciation and amortization in FY 2008; €96 million in FY 2007; €88.2 million in FY 2006; €81.2 million in FY 2005; €92.4 million in FY 2004.

(4)
Includes €23.8 million of depreciation and amortization in FY 2008; €17.5 million in FY 2007; €15.2 million in FY 2006; €9.8 million in FY 2005; €10.1 million in FY 2004.

(5)
Profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expenses ("Adjusted EBITDA"), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that "Consolidated EBITDA" is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable companies.

(6)
Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

IFRS Reconciliation of Adjusted EBITDA to Profit from Ordinary Activities

	Fiscal Year Ended March 31,
	2004	2005	2006	2007	2008
	(€ millions)
Adjusted EBITDA	428.0	408.0	401.3	382.5	457.8
Depreciation and Amortization	(364.3)	(297.7)	(220.8)	(246.6)	(294.0)
MEP related non-cash Expenses	(6.7)	(35.4)	(19.2)	(41.8)	(23.0)
Restructuring Expenses	(13.5)	0.0	(6.2)	(14.4)	(1.3)

Profit from Ordinary Activities	43.5	74.9	155.1	79.7	139.5

Consolidated Balance Sheet Data

	As of March 31,
	2004	2005	2006	2007	2008
		(as adjusted)	(as adjusted)
	(€ millions)
Cash & Cash Equivalents	184.7	132.8	225.1	54.1	15.5
Other Current Assets	240.4	128.0	171.4	162.5	192.1
Intangible Assets	630.6	582.4	519.7	477.3	431.9
Tangible Assets	1,028.2	900.5	902.7	986.6	1,086.0
Other Non-current Assets	6.6	14.5	7.0	25.0	26.8

Total Assets	2,090.5	1,758.2	1,825.9	1,705.5	1,752.3

Liabilities to Banks/Bondholders	1,645.4	1,952.2	1,988.1	1,895.8	1,941.5
Other Liabilities	524.7	560.8	647.2	706.0	743.4

Total Liabilities	2,170.1	2,513.0	2,635.3	2,601.8	2,684.9

Subscribed Capital	1.0	1.0	1.0	1.0	1.0
Equity(7)	(79.6)	(754.8)	(809.4)	(896.3)	(932.6)

Cash Flow Statement Data
Cash Flow from Operating Activities	354.6	368.6	399.3	360.0	444.7
Cash Flow Used in Investing Activities	(57.9)	(124.7)	(148.1)	(276.4)	(345.5)
Cash Flow Used in Financing Activities	(280.5)	(295.6)	(158.8)	(254.9)	(137.9)

(7)
According to the update of the IFRIC agenda decision on IAS 39 accounting changes regarding assessing hedge effectiveness of interest rate swaps in a cash flow hedge have been made for the fiscal years ended March 31, 2005, 2006 and 2007. For a detailed description please refer to Note 1.2 in the Notes to the consolidated financial statements of KDG and KDVS under ITEM 17 Financial Statements.

Network Data, Subscribers and Revenue Generating Units

	As of March 31,
	2004	2005	2006	2007	2008
	(thousands, except percentages)
Homes passed	15,300	15,600	15,462	15,333	15,257
% penetration(8)	63%	62%	62%	60%	58%
Total Subscribers (Homes Connected)	9,626	9,640	9,581	9,241	8,884
—thereof Cable Access Subscribers	9,626	9,640	9,581	9,241	8,845
—thereof Kabel Internet und Phone Subscribers 'Solo'(9)	n/a	n/a	n/a	n/a	39
Cable Access RGUs (incl. TKS)(10)	9,626	9,640	9,597	9,320	8,980
Digital Video Recorder RGUs (Kabel Digital+)	n/a	n/a	n/a	2	60
Kabel Digital (pay TV) RGUs	81	224	479	690	779
Kabel Internet RGUs	5	12	61	179	393
Kabel Phone RGUs	0	0	40	152	361

Total RGUs(11)	9,712	9,876	10,177	10,343	10,573

Upgrade
Homes Upgraded for 2-way-communication	n/a	n/a	4,000	8,634	10,901
Homes Connected Upgraded for 2-way-communication	n/a	n/a	2,669	5,547	6,577

(8)
Number of subscribers at the end of the relevant period as a percentage of the number of Homes passed by KDG's network at the end of the relevant period.

(9)
Internet & Phone 'Solo' subscriber: Non-cable television access customers subscribing to Internet & Phone services only.

(10)
Includes CATV subscribers plus direct Digital Access customers within our B2B subscriber base.

(11)
Revenue generating units (RGU) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber, but two RGUs.

	Fiscal Year Ended March 31,
	2004	2005	2006	2007	2008
	(€)
ARPU(12)
Cable Access(13)	7.07	7.19	7.26	7.31	7.79
Kabel Digital+	n/a	n/a	n/a	n/a	3.33
Kabel Digital (pay TV)	n/a	6.38	6.97	7.71	7.73
Kabel Internet	n/a	26.40	21.08	16.30	14.12
Kabel Phone	n/a	n/a	27.40	28.02	24.79

Total Blended ARPU(14)	n/a	7.19	7.30	7.64	8.32

(12)
Average revenue per unit (ARPU) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

(13)
Does not include TKS.

(14)
Total blended ARPU is calculated by dividing Cable Access, Pay TV, Kabel Digital+, Kabel Internet , Kabel Phone and TKS (cable television) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

Operational Data

	Fiscal Year Ended March 31,
	2004	2005	2006	2007	2008
	(€ millions, except percentages)
Cable Access Revenue
Subscription Fees	817.0	836.8	829.1	833.8	854.1
% of Total Revenues	84.9%	83.4%	81.9%	76.3%	71.4%
Installation Fees	11.1	8.3	5.7	7.0	7.6
% of Total Revenues	1.2%	0.8%	0.6%	0.6%	0.6%
Other Revenue	5.4	5.0	4.5	4.8	5.4
% of total revenues	0.5%	0.5%	0.4%	0.4%	0.5%

TV/Radio Revenue
Analog/Digital Carriage Fees	97.0	97.7	99.0	99.6	100.0
% of Total Revenues	10.1%	9.7%	9.8%	9.1%	8.4%
Playout Facility revenues	7.6	6.9	3.4	2.0	1.0
% of Total Revenues	0.8%	0.7%	0.3%	0.2%	0.1%
Pay TV subscription fees	3.5	9.7	27.7	55.6	69.9
% of Total Revenues	0.4%	1.0%	2.7%	5.1%	5.8%
Other digital revenues	0.0	12.1	7.7	5.8	8.8
% of Total Revenues	0.0%	1.2%	0.7%	0.5%	0.7%

Internet & Phone Revenue(15)	1.2	2.8	9.8	56.5	121.4
% of Total Revenues	0.1%	0.3%	1.0%	5.2%	10.1%

TKS Revenue	19.3	23.9	25.2	28.1	28.6
% of Total Revenues	2.0%	2.4%	2.6%	2.6%	2.4%

Total Revenues	962.1	1,003.2	1,012.1	1,093.2	1,196.9

(15)
Fiscal year ended March 31, 2006 was the first year to include revenues from Phone activities.

Exchange Rate Information

        The functional and reporting currency of KDG is the Euro.

        Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are converted to Euros at the exchange rate of the European Central Bank on the balance sheet date. Currency differences resulting from these adjustments are recognized in the consolidated statement of operations.

        Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date, which are to be carried at fair value, were converted to Euros at the rate as of the balance sheet date. The Company used the following exchange rates (spot rates):

USD Exchange Rates (in EUR per USD)

	Average	High	Low	Period-End
Fiscal Year Ended March 31,
2004	1.1796	1.2630	1.0927	1.2224
2005	1.2647	1.3621	1.1947	1.2964
2006	1.2117	1.2957	1.1769	1.2104
2007	1.2912	1.3318	1.2537	1.3318
October	1.4227	1.4447	1.4037	1.4447
November	1.4684	1.4874	1.4423	1.4761
December	1.4570	1.4741	1.4349	1.4721
2008	1.4328	1.5812	1.3453	1.5812
January	1.4718	1.4895	1.4482	1.4870
February	1.4748	1.5167	1.4513	1.5167
March	1.5527	1.5812	1.5196	1.5812
July 25, 2008				1.5734

GBP Exchange Rates (in EUR per GBP)

	Average	High	Low	Period-End
Fiscal Year Ended March 31,
2004	0.6926	0.7196	0.6659	0.6659
2005	0.6834	0.7051	0.6626	0.6885
2006	0.6823	0.6964	0.6742	0.6964
2007	0.6783	0.6942	0.6633	0.6798
October	0.6961	0.7010	0.6913	0.6973
November	0.7090	0.7203	0.6924	0.7146
December	0.7206	0.7348	0.7107	0.7334
2008	0.7116	0.7958	0.6740	0.7958
January	0.7473	0.7600	0.7413	0.7477
February	0.7509	0.7652	0.7416	0.7652
March	0.7749	0.7958	0.7605	0.7958
July 25, 2008				0.7888

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially affect our business, financial condition or results of operations adversely. See also ITEM 4B Our Business—The Risk Management System for KDG.

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

  •
  Satellite.    In particular, we face competition from satellite distribution of free-to-air (FTA) television program streams, which has been gaining market share over recent years. Although data is limited, one satellite competitor source has published data indicating that the market share of satellite distribution increased from 37.2% to 42.6% between end of 2002 and 2007 while the market share of cable television decreased from 55.9% to 53.4% (according to AGF/GfK). In the same period, the number of our basic television access subscribers has declined.

    Satellite has a number of competitive advantages over cable: among other things, it has a wider reach, especially in rural areas, and does not charge on-going subscription fees. Although cable television currently benefits from German zoning laws that restrict the installation of satellite dishes in certain areas, and housing association contracts with residents of multi-unit dwellings that frequently prohibit tenants from attaching satellite dishes to their apartments if cable is installed, these zoning laws may be changed in the future. As a result, this might ultimately further intensify competition with satellite providers. The acceptance of satellite dishes and technology to housing associations may also increase in the future.

  •
  Other delivery and entertainment systems.    Our market share may also be adversely affected by terrestrial transmission of digital television, other means of TV signal delivery and emerging technologies (e.g. Internet Protocol TV, IPTV and mobile TV). The market share of digital terrestrial television (DTT), which is now available in most of Germany's urban regions and has replaced analog terrestrial broadcasting there, is not significant at present and its program offering is limited to between 12 and 24 programs depending on the region. Nevertheless, demand for digital terrestrial television may increase in the future as it charges no subscription fees, is likely to become more widely available and the price of the receiving equipment is likely to decrease. We expect digital terrestrial television to be a meaningful competitor to cable and satellite. So far, market share of terrestrial TV distribution does not exceed 5% (Source: AGF/GfK 2008). German state media authorities are promoting the switch-over from analog to digital terrestrial television, further promoting increased competition from digital terrestrial television. Improvements are also being made to alternative means of transmission, such as the provision of video signals by providers of digital subscriber line (DSL) services. The leading provider of these IPTV and video-on-demand (VoD) services in Germany is Deutsche Telekom AG (DTAG), which offers these services under the brand T-HOME and has increased marketing efforts. Furthermore, DTAG has currently built a VDSL network in 27 cities and plans to roll out VDSL in further cities. With this premium VDSL/ADSL2+ product offering they intend to reach up to 20 million homes by the end of 2008 according to DTAG's announced plans. DTAG claims that the VDSL network delivers speeds of up to 50 Mbit/s. In addition, other telecommunications network providers, which are regionally focused, also offer IPTV and VoD services, in particular video-over-DSL (VoDSL) services, in selected cities. Furthermore, there are political considerations to free up frequencies currently devoted to broadcasting for mobile, stationary and/or wireless technologies in order to close existing gaps in broadband availability in Germany and to foster competition (the so called 'digital dividend'). Although these services are not yet comparable with the quality, breadth and user convenience of our service, they could develop into a major competitive force in the market for television distribution. Our services also compete to varying degrees with other entertainment media, including home entertainment systems and cinema. The full extent to which these media and alternative technologies will compete effectively with our cable television system may not be known for several years.

  •
  Level 4 operators.    We also compete with alternative providers of television and radio signals over cable networks, principally Level 4 operators. As we continue to increase our number of direct customers, particularly within housing associations, we are in direct competition with the Level 4 operators, who for historical reasons are often the traditional providers of services to such customers and have existing contractual relationships with them. Level 4 operators typically enter into contracts with housing associations with an average term of ten to fifteen years, which limits our opportunities to win them as new customers and may hinder our efforts to market our services effectively to housing associations and their tenants. Level 4 operators and housing associations also seek opportunities to build their own Level 3 networks where economically viable hereby disconnecting from our network. Competition from Level 4 operators and housing associations could increase in the future as the industry undergoes ownership changes and potentially consolidates. In addition, Level 4 operators may have certain competitive advantages over our business, including the lack of regulation of their pricing. Over the recent quarters in our footprint Orion Cable (Orion) has formed a large entity by buying several Level 4 operators, i.e. EWT/Bosch (ewt), Tele Columbus GmbH (Telecolumbus) assets from Unity Media in our region and PrimaCom AG (Primacom).

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

        Digital playout facility.    We face competition with respect to the services provided by our digital playout facility as other regional cable companies, Unity Media and Kabel Baden-Wuerttemberg (Kabel BW), have built their own playout facilities for packaging, encrypting and distribution of their digital television programming. For example, Unity Media phased out the use of our services during 2006 and 2007, Kabel BW started to phase out the use of our services in the first quarter of 2008 and is expected to discontinue using our services by the end of calendar year 2008.

        Internet services.    The Internet services business in Germany is highly competitive. We compete with companies that provide low-speed and low priced Internet access services over traditional fixed telephone lines as well as Internet access distributed mostly over DSL. The major DSL service provider in Germany is DTAG, the dominant and incumbent fixed-line telephony provider in Germany. We also compete with service providers that use other alternative technologies for Internet access, such as two-way satellite systems, power line connections and various wireless access, including: wireless local area networks (WLAN) or wireless fidelity (WiFi) access, Universal Mobile Telecommunication Services (UMTS), General Packet Radio Services (GPRS), an enlargement of global system for mobile communications (GSM) coverage areas, and point-to-multipoint wireless access. In the future, additional access technologies will be launched that will further increase competition.

        Residential telephony market.    The market for residential telephony is highly competitive. The fixed-line telephony market is increasingly under pressure from resellers, alternative carriers, declining mobile phone charges and alternative access technologies like Voice over Internet Protocol (VoIP) and Internet telephony offered via DSL or other broadband connections. The German market for residential telephony services is relatively price sensitive and already on a low price level compared by international standards. We expect increasing competition, including price competition, from traditional and non-traditional telephony providers in the future. Most alternative carriers rely on regulated wholesale services from DTAG for their own telephony services. These wholesale services are currently subject to price regulation which commercially limits the ability of alternative carriers to lower prices on retail telephony markets. There can be no assurance that these price regulations or other market regulations will remain in effect.

Failure to control customer churn may adversely affect our business.

        Customer churn refers to those customers who stop subscribing to our services. Churn arises mainly as a result of relocation or death of subscribers, price increases and competition. In addition, our customer churn rate may also increase as a result of competition from new technology access platforms or if we are unable to provide satisfactory service to our customers. Any increase in customer churn may lead to both reduced revenues from direct-subscribers, housing associations and Level 4 operators and reduced revenues from broadcasters whose carriage fees are related to the number of subscribers we reach with our network.

We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

        The successful implementation of our business strategy depends, in part, upon how successful we are in renewing our existing agreements with Level 4 operators and housing associations on favourable terms upon their expiration or in attracting Level 4 operators and housing associations to enter into new contracts. A number of our largest contracts with Level 4 operators are framework contracts and are due to expire between 2008 and 2012.

        Under those framework contracts, the terms and conditions of the signal delivery are set out. These terms and conditions in most cases do not include an obligation of the Level 4 operator to purchase our signal for a certain number of houses. In such cases, the Level 4 operator can choose to disconnect from our signal and obtain their signal from alternative sources, such as a satellite provider, even before the end of the contract term.

        Given, that some of these Level 4 operators are also our competitors in certain markets, it is possible, that we will experience continued disconnections from this customer group.

        In addition, since 2007 we have been subject to the so called Market 18 (as defined below). This regulation currently limits our pricing flexibility, which may have a negative impact on the extension of existing contracts or new contracts with Level 4 operators.

        When existing contracts expire, Level 4 operators and housing associations may attempt to negotiate discounts. Level 4 operators and housing associations may also choose to completely disconnect from our network and obtain their signal from alternative sources, such as a satellite provider. Some Level 4 operators and housing associations have chosen these alternatives in the past.

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

        Our subscription fees are based on our published rate card, according to which the standard rates are linked to the number of subscribers per connection point. Our fee schedule provides for higher discounts depending on the number of subscribers aggregated behind one connection point. In addition, Level 4 operators and large housing associations with large subscriber clusters may have a better bargaining position, allowing them to negotiate for discounts on our published rate card or establish their own head-end and disconnect from our network entirely.

If we fail to introduce and establish new or enhanced products and services successfully, our revenues and margins could be lower than expected.

        Part of our business strategy is based on the expansion of the products and services we offer, including:

  •
  enhanced digital cable television services, including pay TV channels, pay-per-view, VoD offerings and PVR services;

  •
  Internet services;

  •
  Phone services; and

  •
  other bundled offers consisting of TV, Internet & Phone services.

        Digital cable television.    KDG has secured and aims to secure TV distribution rights including certain rights for its pay TV offering on a non-exclusive basis. We may not always be able to acquire the targeted rights or acquire them at economically attractive prices in the future. This might have a detrimental effect on our ability to gain and retain pay TV as well as basic cable subscribers.

        Internet & Phone.    Internet & Phone markets are very competitive and any of the new or enhanced products or services we introduce or have introduced may fail to achieve market acceptance or new or enhanced products or services introduced by our competitors may be more appealing to customers. As a consequence, for example, if our new Internet offering is not successful, our basic cable subscribers may decide to discontinue using our services altogether and choose other TV distribution platforms. This effect could be exacerbated by the fact that customer churn rates are generally higher for Internet & Phone services than for cable television services.

        In addition, our Internet & Phone products and services may not generate profits for the time being and we may not be able to recover the investments, such as the costs of network upgrades and marketing expenses, made to launch new products and services. Moreover, these new products and services may result in a decline of ARPU (Average Revenue per Unit) related to those products and services, due to promotional offers that generate less revenue and result in lower margins, and Adjusted EBITDA, due to the costs of implementation, distribution and technology enhancement of such products.

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

        Our move towards pay television services may erode our ability to generate revenue from carriage fees, as our pay television contracts would typically require us to pay for programs which we then resell to subscribers rather than having content providers pay us for transmission to the broadcaster's subscribers. If we fail to generate greater profits from our pay television subscription revenues than we would have achieved through providing carriage services to other operators, then our results of operations and financial condition, including our liquidity, will be adversely affected.

        A number of contracts for access to pay TV programs require us to pay prices for programs based on a guaranteed minimum number of subscribers, notwithstanding a lower number of actual subscribers. Therefore, if we misjudge anticipated demand for programs, the profitability of our business may be impaired.

        Consent of Level 4 operators and housing associations to market new products.    We need the consent of Level 4 operators and housing associations in order to market our pay TV, Internet & Phone services to their end customers. Such marketing of pay television, Internet or phone access subscriptions is not generally covered by our standard cable television signal delivery agreements. We have entered into agreements permitting us to market our pay TV services directly to end customers with many of the Level 4 operators using our cable television services. With respect to the marketing of our Internet & Phone services we currently have an agreement with different Level 4 operators and a increasing number of housing associations. To the extent that we are unable to amend existing agreements or obtain new agreements with the remaining Level 4 operators and housing associations, we may market our new products and services to our direct end customers only, which may adversely affect the penetration of our new products and services and may make the offering of such new products and services uneconomical.

We rely on DTAG and certain of its affiliates for a significant part of our network.

        While we compete with DTAG in a number of areas, we also rely on various long-term agreements with DTAG and certain of its affiliates that are significant to our business, including for the lease of cable duct space for approximately 13% of our cable network as well as the use of fiber optic transmission systems and facility space. In addition, we purchase the electrical power required for the operation of our network through DTAG. Our ability to offer our services to our customers depends on the performance of DTAG and its affiliates of their respective obligations under these arrangements. In particular, we rely on DTAG to provide us with timely access to co-located facilities, especially for the purposes of maintaining and repairing our network and avoiding or rectifying network outages. Our increasing direct competition with DTAG, caused by the introduction and growth of our Internet & Phone products, could potentially have a negative impact on DTAG's performance of its obligations under these arrangements. Our rights under the Service Level Agreements (SLAs) cannot be assigned without the consent of DTAG, other than in exceptional cases, as defined in the SLAs (see ITEM 10C Material Contracts). DTAG has the right to terminate such arrangements in certain circumstances and under certain conditions. For example, if DTAG decides to discontinue using cable ducts carrying our cable without replacing the ducts it may terminate our rights to use the ducts unless we exercise rights to purchase such ducts from DTAG. If DTAG replaces the ducts it must offer us space in the new ducts. If we fail to fulfill our payment obligations or are otherwise in breach of contract under the SLAs, DTAG would be entitled to terminate the SLAs. The termination of any material portion or all of the SLAs by DTAG would seriously affect the value of our network or business. Continuing our business upon such termination would, if possible at all, require a sizeable payment to purchase the relevant facility from DTAG or a sizeable investment to replicate the lost facilities or services and could have a material adverse effect on our business, financial condition or results of operations. In many cases we would not be able to find suitable alternative service providers at comparable cost or within a reasonable timeframe.

We will need to lease additional fibre optic transmission capacity to execute our Internet & Phone plan.

        As our Internet & Phone customer base grows, we are in the process of leasing additional fibre optic transmission capacity. In two regions (Bavaria and Lower-Saxony), we have one sole supplier for leased lines. In other regions we may have to invest in constructing our own infrastructure to provide these services. Either of these options requires substantial capital expenditure. Furthermore, if the number of subscribers increases faster than anticipated or if the average usage per subscriber exceeds our expectations, we may need to increase our network capacity earlier than planned.

We depend on equipment and service suppliers that may discontinue their products or seek to charge us prices that are not competitive, either of which may adversely affect our business and profitability.

        We have important relationships with several suppliers of hardware and services that we use to operate our cable network and systems. In many cases, we have made substantial investments in the equipment or software of a particular supplier, making it difficult for us in the short-term to change supply and maintenance relationships in the event that our initial supplier refuses to offer us favorable prices or ceases to produce equipment or provide the support that our cable network and systems require. If equipment or service suppliers were to discontinue their products or seek to charge us prices that are not competitive, our business and profitability could be materially and adversely affected. Furthermore, we rely upon outside contractors, many of which are small, locally operating companies, to install our Internet & Phone equipment in subscribers' homes. Delays caused by these contractors, or quality issues concerning these contractors, could lead to our customers' dissatisfaction and could produce additional churn or discourage potential new customers.

We may not be able to accurately predict or fulfill customer demand for our digital cable television customer premises equipment ("CPE").

        As access to our digital cable television and Internet & Phone offerings requires a set-top box and a modem, respectively, we must accurately predict the number of boxes or modems required to satisfy customer demand for these products. The long lead times between ordering and delivery make it more important to predict and more difficult to fulfill, the customer demand for set-top boxes and modems accurately. We cannot assure that our orders will match actual demand. If we are unable to successfully predict customer demand, we may be faced with a substantial amount of unsold set-top boxes or modems or alternatively missed sales opportunities. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

        We do not produce our own content. For the provision of programs distributed via our cable television network we enter into agreements with program providers, such as public and commercial broadcasters or providers of pay TV channels or pay-per-view content, all of these contracts having different durations. We generally derive revenue under these contracts from "carriage fees" or "feed-in fees", in exchange for distributing the programs to our subscriber base. We cannot assure that we will be able to renew our existing contracts with program providers on commercially favorable terms, if at all. In particular, we believe that, as we are dependent upon such carriers for provision of programs in order to attract subscribers, program providers may have considerable power to renegotiate the fees that we charge for carriage of their product. Any lowering of the carriage fees that we receive from program providers would adversely affect our results of operations. In addition, the loss of programs could negatively affect attractiveness of the programming delivered to our subscribers, which could have a material adverse effect on our business and results of operations.

        We conclude agreements with various broadcasters for our pay TV services. The pricing of such programs differs from the pricing of analog and digital FTA programs in that we pay the digital content providers for the digital programs they provide us at prices that may be affected by our ability to guarantee a minimum audience to such content providers or require us to guarantee a minimum audience generally. In addition, if we do not meet certain subscriber targets with respect to these program contracts within 12 to 18 months after their respective launch, the content providers may have the right to cancel or renegotiate these contracts. In the future, we will need to extend existing licenses and negotiate access to additional programs. Most premium content rights are already held by competing distributors and, to the extent such competitors obtain content on an exclusive basis, the availability of programs to us could be limited. As a consequence, we may be unable to obtain attractive content on favorable terms in the future, if at all which could have a material adverse effect on our business and results of operations. Our inability to obtain attractively priced competitive programs/channels would reduce demand for our existing and planned pay TV services, limiting our ability to maintain or increase revenues from these services.

Failure to reach agreement with owners of copyright protected broadcast content may adversely affect our business.

        Until the end of 2006 copyright expenses were governed by two primary contracts. Since January 2007 we have made a conditional payment (i) to VG Media on the basis of a settlement agreement and (ii) to the former parties of the Kabelglobalvertrag on a voluntary basis. VG Media as well as the former parties of the Kabelglobalvertrag in 2007 published tariffs which would lead to significantly higher copyright expenses as compared to the past. Both tariffs are currently subject to arbitration proceedings which VG Media and the former parties of the Kabelglobalvertrag have started against us. In the meantime, we continue to make the above mentioned conditional payments on a voluntary basis. The amounts of these interim payments are less than the amounts that were paid until 2006 under the old contracts and would be payable under the aforementioned tariffs.

Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

        Technology in the cable television and telecommunications industry is changing rapidly. We will need to anticipate and react to these changes and to develop successful new and enhanced products and services quickly enough for the changing market. This could result in the need to make substantial investments in new or enhanced technologies, products or services, and we may not be able to adopt such technology due to insufficient funding to make the necessary capital expenditures or for other reasons, such as technological incompatibility with our systems. In addition, new technologies may become dominant in the future, rendering our current systems obsolete. These include the provision of video signals by DSL providers and also the provision of digital terrestrial television. Some of these technological changes may also be mandated by regulation. Our ability to adapt successfully to changes in technology in our industry and provide new or enhanced services in a timely and cost-effective manner, or successfully anticipate the demands of our customers, will determine whether we will be able to increase or maintain our subscriber base. If we fail to respond adequately to technological changes, we could lose subscribers and, as a result, our business would be materially and adversely affected.

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

The security of our encryption system is currently being compromised by illegal piracy.

        We use a conditional access system to encrypt TV, radio and data that either form part of our free and pay TV offerings or that are marketed by third parties, such as the above mentioned pay TV operator. A compromised security of the conditional access system might have a negative impact on the revenue generation of such services. As the security of our current conditional access system is believed to be compromised by illegal piracy, we have decided to migrate to a new conditional access system, to be provided by our current supplier Nagravision S.A. (Nagravision). Even though we require Nagravision to provide state-of-the-art security for the new conditional access system, the security of the system could be compromised again by illegal piracy at some point in time.

The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher costs than expected.

        Higher expenses than initially anticipated can occur when assumptions turn out to be unrealistic or wrong regarding high time pressure, problems with data migration, factual change requests during realization, changing ancillary conditions during the development, potential wrong adaptation of business processes or even lack of training related to the new processes.

Our subscriber data may not be representative of our actual results and data.

        As subscriber data (contracts, cancellation etc.) is partly entered manually in the systems, eg. by call center agents, process errors may occur. There might also be erroneous subscriber data in the historical data set (previous system migration errors, data entry errors) of the source system. Subscriber figures are reported automatically by data warehouse systems. As no software can be proven to be fault free, system anomalies/errors might affect reported data. Likewise, the extraction of subscriber data out of the source system might extract erroneous data.

We depend on key personnel and may not be able to retain those employees or recruit additional qualified personnel.

        As of March 31, 2008, approximately 15% of our workforce were civil servants and still have the right to cease working for us and return to DTAG or its affiliates. An additional approximately 18% of our workforce has the right to return to DTAG or its affiliates until the end of 2008. However, this right can be exercised only under certain circumstances such as corporate restructurings, reorganizations or insolvency.

Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

        We are exposed to the risk of strikes and other industrial actions. Approximately 22% of our employees are members of a labor union. Historically, we have enjoyed good labor relationships and we are committed to maintaining these relationships. We take a constructive approach to union relationships, and have been able to secure the cooperation of the unions and our workforce with regard to significant changes and the process of continuous improvements. We have negotiated various collective bargaining agreements directly with the labor union. These collective bargaining agreements cover the general labor conditions of our employees (other than executives), such as working hours, holidays, termination, provisions and general payment schemes for wages.

        In April 2008, we entered into a new 24-month collective bargaining agreement with the labor union representing our unionized employees. As a result, wages for employees increased by 3.7% from June 1, 2008 and will increase another 3.3% from April 1, 2009.

U.S. military redeployment may adversely impact our TKS business.

        Our TKS business operates a broadband and telephony telecommunications business that mainly serves NATO military bases in Germany. TKS is permitted to build and maintain its networks on U.S. military bases located on premises owned by the Federal Republic of Germany pursuant to agreements with an agency representing the Federal Republic of Germany. In the event that any of the U.S. military bases are vacated, the Federal Republic of Germany may terminate the applicable agreement with TKS. The U.S. military has announced that it is planning to restructure its operations in Germany, which could lead to a significant reduction in the number of American troops stationed in Germany. Any such reduction in U.S. military personnel or the closure of U.S. military bases in Germany would likely have an adverse effect on TKS' results of operations.

Termination of Services for Deutsche Telekom AG (DTAG) may adversely affect our TKS business.

        TKS is in discussions to extend the contract with DTAG but there is no assurance an agreement can be reached. If the contract is not extended it would be detrimental to the TKS business.

We are acquiring assets which could potentially deliver less revenue and earnings than anticipated and we may not be able to integrate these assets in a timely manner which may delay the roll out of Internet & Phone and not allow us to recognize anticipated synergies.

        The anticipated synergies out of recent acquistions have not yet been validated. As of today the due dilligence as well as the appraisal of financials is still ongoing. Differing network structures and underlying channel allocations could turn out to become major obstacles in the timing of the network upgrade and the roll-out of voice and internet services.

Risks Relating to Regulatory and Legislative Matters

We are subject to significant government regulation which may increase our costs and otherwise adversely affect our business and further changes could also adversely affect our business.

        Our existing and planned activities as a cable network operator in Germany (including our Internet & Phone services) are subject to significant regulation and supervision by various regulatory bodies, including state, federal and European Union (EU) authorities. Such governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation or enforcement of existing laws or regulations) that affect us, our competitors or our industry, generally strongly influence our viability and how we operate our business. Complying with existing regulations is burdensome and future changes may increase our operational and administrative expenses and limit our revenues. In particular, we are subject to:

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

  •
  rules regarding fair trade and competition;

  •
  rules relating to conditional access systems and application interfaces;

  •
  rules regarding the duty to disclose personal data of our customers to copyright holders in the case of copyright infringements (as of September 1, 2008) and

  •
  other requirements covering a variety of operational areas such as environmental protection, technical standards and subscriber service requirements:

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

        Furthermore, the copyright holders, particularly certain collecting societies try to impose an obligation to block URLs if copyright infringements are committed on the underlying web pages. Recently, similar political discussions have developed with respect to mandatory blocking by access providers of illegal content harmful to minors. Any new laws or regulations affecting the Internet, or amendments to or new interpretations of existing laws and regulations to cover Internet related activities, could increase the costs of regulatory compliance to us or force us to change our business practices or otherwise have a material adverse effect on our business.

        Under the current regulatory regime based on federal and European legislation, the Federal Network Agency (FNA) is entitled to impose certain obligations on operators of telecommunications networks which have significant market power or which, despite the absence of significant market power, control end user access. Amongst other things, it may impose the obligation on such operators to grant access to, or interconnection with, their telecommunications networks and to offer third parties the re-sale of their telecommunications services on a wholesale basis. Moreover, the prices that operators with significant market power or operators controlling end user access charge to their competitors and customers may be subject to regulation.

        In 2003, the European Commission had issued a recommendation identifying a number of markets potentially susceptible to ex-ante regulation. One of these markets concerned broadcasting transmission services to deliver broadcast content to end-users (Market 18). In 2006 the FNA performed an analysis of this Market 18 as periodical part coming to the conclusions described in the next paragraph. At the end of 2007, the European Commission has revised the recommendation and has, inter alia, removed Market 18 from the list of markets warranting special observation. This should have consequences for the review of the market analysis to be performed periodically by the FNA which is due in fall 2008. Depending on the outcome of such analysis, this could lead to less strict regulation. However, it is too early to predict the consequences of such removal of Market 18 as of now.

On the basis of the above analysis, the FNA has declared within a regulatory ordinance as of April 2007 that we have significant market power (SMP) in the regional, network-based cable television markets in which we operate. In its decision the FNA has imposed certain remedies for the feed-in market for broadcasters (Einspeisemarkt) and the signal delivery market to Level 4 operators (Signallieferungsmarkt). We have filed complaints against this regulatory ordinance with the competent court. These cases are pending.

        These regulatory obligations (remedies) include for our feed-in market:

  (1)
  A transparency obligation with regard to technical specifications, network features, provisional conditions and fees. This information on all different kinds of our feed-in offers must be published for interested parties (but not for the public).

  (2)
  Feed-in fees are subject to ex-post regulation, but there is no obligation to disclose fees in advance to the FNA.

        For our signal delivery market to Level 4 operators the remedies include:

  (1)
  An access obligation for the delivery of broadcasting signals to downstream operators (Level 4) for connection point (Übergabepunkt) clusters up to 500 households (Wohneinheiten) including a shared use of connection points. Therefore access to our network cannot be denied to Level 4 operators if technically feasible.

  (2)
  A non-discrimination obligation. Access agreements must be impartial, comprehensible, and adequate and include equal opportunities for all Level 4 operators. Individual deviations are feasible for "objective" reasons only.

  (3)
  A separate accounting obligation: Access prices and internal transfer prices for signal delivery must be configured transparently. On request, sales volumes and revenues of external and internal signal delivery products must be provided to the FNA.

  (4)
  Signal delivery fees are subject to ex post regulation including an obligation to disclose fees in advance to the FNA.

  (5)
  We are obligated to publish a reference offer (Standardangebot) for our signal delivery products to Level 4 operators. The reference offer must include all necessary technical and commercial information including prices and shall enable Level 4 operators to accept such offer without any further negotiations.

        Furthermore, in the future, it cannot be ruled out that we may be required to offer our services to third parties for resale on a wholesale basis. Granting such access or interconnection would limit the bandwidth available for us to provide other products and services to customers served by our networks.

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

Due to regulation, we do not have complete control over the prices that we charge to broadcasters or wholesale offers to Level 4 operators, and this may adversely affect our future cash flows and profitability. This may also affect our pricing flexibility for housing associations and subscribers.

        In the case of an ex post review of our feed-in or signal delivery fees, the FNA may declare our fees invalid if it finds that they are abusive and may either direct us to adjust our fees or provide for fees that are not abusive. Therefore, we may not be able to enforce future changes to our carriage and signal delivery fees. This may have an adverse impact on our revenues, profitability of new products and services and ability to respond to changes in the cable television market.

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

        According to the State Broadcasting Treaty, our analog and digital carriage fees are, in addition to the price regulation by FNA mentioned above, subject to certain notification obligations to the state media authorities. The state media authorities are entitled to review whether the prices we apply are restrictive or discriminatory with respect to certain content providers. As a result, we may be further constrained in respect of the pricing models we agree with content providers for both analog and digital products and our results of operations may be adversely affected.

        In addition, we are prohibited from charging carriage fees to certain legally privileged radio and television channels operated by non-profit organizations.

We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations.

        We are required to carry certain broadcasting and other channels on our cable system that we might not necessarily carry voluntarily. In the digital range, these must-carry obligations currently apply to the bandwidth equivalent of four analog television channels. It is unclear whether as a consequence of changes in the law currently under discussion, the must-carry obligations will encompass even greater portions of bandwidth in the future. In the analog range, the scope of the "must-carry" obligation varies from state to state. In some states also television channels broadcasted via DTT fall, as asserted by the respective media authorities, within the scope of the must carry obligation, which therefore takes up a significant portion of our analog bandwidth in such states.

        We may become subject to more onerous must-carry rules upon a change in the current regulatory regimes. In the case of one federal state (Saarland), this risk has materialized as the state legislator has remodeled the previously more liberal regime in favor of a stricter one. Re-allocation of analog capacity in various German federal states requires at least to reach informal understandings with the competent state media authority, which decreases planning reliability and could have a material adverse effect on our business, considering that both the digitization of a channel earmarked for future transmission of broadcasting or other media content and each network upgrade to establish Internet require a re-allocation of analog capacity.

Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

        The German federal and state governments aim at a general switch-over from analog to digital distribution for all terrestrial television distribution platforms. In accordance with the Telecommunications Act and the regulations promulgated thereunder, the FNA is generally required to revoke all allocations of terrestrial frequencies for analog television transmission by 2010, and for analog terrestrial frequency-modulated radio transmission by 2015. Even though the relevant provisions of the Telecommunications Act and related regulations are not directly applicable to us, as the operation of cable television networks, in principle, does not require frequency allocations, we may be required to invest in the exchange of some of our head end equipment as some broadcasters could cease to deliver their signals in analog format. In addition, future legislation or market needs may require us to digitize our entire cable network and may also require a hard switch-over. Recent proposed changes in the law with potential adverse effects on our business aim at the mandatory digitization or even complete switch-off of a specified number of analog channels in the lower frequency spectrum for security reasons (mitigating interference with air traffic etc.). The proposal provides for a digitization or switch-off in steps until the year 2012. It is unclear as of now, to what extent and at which point in time the proposed steps will have to be realized.

        The advent of digitization may promote new technologies that compete with us. For instance, although DTT has failed to become a strong competitor in the past, the German federal state media authorities are currently promoting a switch-over from analog to digital terrestrial television. In all regions in which we operate our telecommunications cable networks (Berlin, Brandenburg, Bremen, Lower Saxony, Hamburg, Schleswig-Holstein, Rhineland-Palatinate, Saarland, Bavaria, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt and Thuringia) digital terrestrial television is meanwhile available in both metropolitan and rural areas (in some parts of the latter confined to the transmission of public broadcasting channels). Plans announced by the public broadcasters aim for a provision of 90% of the population with their channels via DTT by the end of 2008. The digital terrestrial television therefore covers almost all of the most densely populated metropolitan areas in the regions in which we operate our cable networks. Hence, digital terrestrial television has to some extent and may continue to grow to a new competitive delivery system for television programs. This in turn could adversely affect our results of operations and financial condition.

        In addition, we are dependent upon program providers for the provision of programming and, as the market moves towards digital transmission and a multiplication of digital platforms by facility-based and/or non-facility based operators, we may find that we are unable to generate carriage fees for carrying digital programming at similar levels to those we obtain for carrying analog programming, or at all. This could adversely affect our results of operations and financial condition.

Risks Relating to Our Indebtedness and Our Structure

Our high leverage and debt service obligations could materially and adversely affect our business, financial condition or results of operations.

        We are highly leveraged and have significant debt service obligations. As of March 31, 2008, we had €1,965.6 million of indebtedness (before netting with transaction costs and exchange rate effects), of which €1,150.0 million was a term loan facility ("Term Loan Facility" or "Tranche A"), €66.0 million was indebtedness under a revolving credit facility ("Revolving Credit Facility" or "Tranche B", which was increased by €125 million from €200.0 million to €325 million on July 19, 2007 and €755.6 million was indebtedness under the Senior Notes ("Senior Notes"). Additionally, on October 30, 2007, we secured a senior add-on facility ("Senior Add-on Facility" or "Tranche C" and together with the Term Loan Facility and the Revolving Credit Facility, the "Senior Credit Facility") in the amount of €650 million to fund the acquisition of CATV assets from the Orion Group. On April 30, 2008, we incurred €535.0 million of debt under this Tranche C to fund the acquisition of the CATV assets. As of May 9, 2008 the granted loan amount of the Senior Add-on Facility was reduced by €115 million to €535 million from the original €650 million commitment. We anticipate that our high leverage will continue for the foreseeable future.

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

        We may incur substantial additional indebtedness in the future. The terms of the indentures governing the Senior Notes and the agreements governing our Senior Credit Facilities and the agreements governing PIK loans entered into by our parent companies may restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of such indentures and such credit agreement do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this report.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many general economic, financial and market factors beyond our control.

        Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on many general economic, financial and market factors, many of which are beyond our control, as well as on other factors discussed in these "Risk Factors". Considering those factors, we cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

        Our operating performance could be affected by a significant or prolonged economic downturn. Such downturn could adversely affect our business by reducing the demand for our services or depressing pricing of those services. This could have a material adverse effect on our operating performance. Accordingly, our ability to service our debt may be affected and we may be unable to make principal and interest payments on our outstanding debt service obligations when due. Moreover, recent times have seen a prolonged dislocation in the fixed income market, leading to significant illiquidity and volatility in the leveraged loan, structured credit, mezzanine debt and high-yield bond markets. To the extent that such marketplace events continue, this may also have an adverse impact on the availability of credit to our businesses. As a result, we may not be able to refinance our existing Senior Credit Facilities or to incur additional indebtedness to fund future operations and capital expenditures.

        If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may, inter alia, be forced to:

  •
  reduce or delay our business activities and capital expenditures, including our continued network upgrade and rollout of "triple play" services;

  •
  sell assets;

  •
  obtain additional debt or equity capital; or

  •
  restructure or refinance all or a portion of our debt on or before maturity.

        We cannot assure that we would be able to accomplish any of these measures on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We depend on payments from our subsidiaries to make payments on the Senior Notes, and our subsidiaries will be subject to various restrictions on making such payments.

        Kabel Deutschland GmbH's main activity is the holding of ownership interests in Kabel Deutschland Vertrieb und Service GmbH & Co. KG (KDVS) and Kabel Deutschland Vertrieb und Service Beteiligungs Verwaltungs GmbH (KDV), the general partner of KDVS. In addition, it provides certain corporate services, in particular, accounting services, control management and legal services. KDG currently holds no material assets and has no sources of revenue other than the ownership interests in its subsidiaries and the right to any dividends thereon. In addition, KDVS will be subject to corporate law restrictions on its ability to pay dividends. In particular, under sections 172 and 172a of the German Commercial Code (Handelsgesetzbuch), in conjunction with sections 30 and 31 of the German Act on Limited Liability Companies (GmbH Gesetz), KDVS may neither make an upstream loan nor pay a dividend except to the extent that it has positive net equity calculated on the basis of KDVS' commercial balance sheet on the date of the proposed distribution. Otherwise, the partnership's managing directors will be personally liable for any negative net equity, consisting of any amounts distributed (either by way of loan or dividend) in excess of the partnership's net equity. This net equity may be increased by the contribution of further equity or by the accumulation of operating profits by KDVS, and decreased by dividends or distributions from KDVS and by continued operating losses at KDVS. There can be no assurance that the dividend and distribution capacity of KDVS will be adequate to service scheduled payments of interest and principal on the Senior Notes, particularly as we have a history of losses. In addition, the terms of the Senior Notes permit further debt to be incurred by Kabel Deutschland GmbH, KDVS will also be required to service this debt by means of dividends or other distributions which are subject to the same restrictions.

        If payments are not made by KDVS to Kabel Deutschland GmbH, for whatever reason, KDG may not have any other sources of funds available to it that would permit it to make payments on the Senior Notes. In such event, holders of the Senior Notes would have to rely upon claims for payment under the guarantee, which is subject to the risks and limitations described below under "Risks Relating to the Senior Notes, the Guarantee and the Security."

        KDG only has a shareholder's claim in the assets of its subsidiaries. This shareholder's claim is junior to the claims that creditors or preferred stockholders of our subsidiaries have against our subsidiaries. Holders of the Senior Notes will only be creditors of the issuer and KDVS, as guarantor of the Senior Notes. In the case of KDVS, any existing and future senior obligations of KDVS, including all obligations under the Senior Credit Facilities, will be senior in right of payment to the Guarantee. In the case of subsidiaries that are not guarantors of the Senior Notes, all the existing and future liabilities of these subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the Senior Notes. These subsidiaries include entities that are borrowers or guarantors under the Senior Credit Facilities.

We undertook an Asset Step-Up in the year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

        In accordance with the terms of the Senior Notes, we have undertaken an asset step-up (Asset Step-Up), whereby substantially all of the assets of the company formerly known as Kabel Deutschland Vertrieb und Service GmbH & Co. KG, the initial guarantor of the Senior Notes ("OldKDS"), have been transferred to a newly incorporated asset corporation (AssetCo). Subsequently, OldKDS has been merged into KDG, and AssetCo was renamed Kabel Deutschland Vertrieb und Service GmbH & Co. KG ("KDVS"). The purpose of the Asset Step-Up was to substitute a subsidiary with higher balance sheet equity (KDVS) for OldKDS in order to facilitate, among other things, up-stream loans or dividend distributions from KDVS to KDG under German corporate law. See "We depend on payments from our subsidiaries to make payments on the Senior Notes, and our subsidiaries will be subject to various restrictions on making such payments".

        We believe that we have been able to transfer the material assets of OldKDS to KDVS, including OldKDS' rights under various SLAs with DTAG, without the need for the consent of our counterparties. It can not be ruled out that consent from DTAG and other companies may have been required in connection with the Asset Step-Up and that we would therefore be in breach of certain agreements by having purportedly transferred them to KDVS. The transfer of contracts to KDVS has not, under German law, relieved OldKDS of liability on those contracts and KDG has now become liable under these contracts, including the Senior Credit Facilities.

The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

        Private equity investment funds affiliated with or advised or managed by Providence indirectly own the vast majority of our equity. The interests of Providence and its affiliates could conflict with other interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Providence and its affiliates could also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to the holder of the Senior Notes or other debt instruments. In addition, Providence and its affiliates may own businesses that directly compete with ours or may own businesses with interests that conflict with ours.

We may pursue acquisitions that, if consummated, could adversely affect our business if we cannot effectively integrate these new operations.

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

  •
  enter into agreements that restrict our subsidiaries' ability to pay dividends; and

  •
  consolidate, merge or sell all or substantially all of our assets.

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

        The borrowings under our Senior Credit Facilities bear interest rates equal to EURIBOR, as adjusted periodically, plus a spread. This interest rate has been raised and could continue to rise in the future, increasing our interest expense associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments.

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

        In the interest rate swaps, the variable interest rates (EURIBOR) on the Company's bank loans are effectively exchanged for a fixed interest rate of 3.705% per annum. The Company initially entered into interest rate swaps with a notional amount of €778.1 million which will be amortized through 2009. As per March 31, 2008, the notional amount was €455.5 million.

        These swaps entitle the Company to receive a payment from the counterparty if the market variable interest rate exceeds the fixed interest rate, and obligate the Company to make a payment to the counterparty if the fixed interest rate exceeds the market variable interest rate. These types of agreements are entered into to effectively convert the interest rates on the Company's long-term liabilities to banks from variable to fixed.

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

        With respect to the Company's 2014 Senior Notes, the Company also entered into a hedge agreement swapping 100% of the US-Dollar denominated principal (USD 610 million) and interest payments into Euro denominated principal and interest payments at a fixed rate over five starting in July 2004 with various banks. The agreed exchange rate is USD 1.2066 for each EURO. The weighted average interest rate across all Euro denominated debt until July 2009 considering derivatives currently in place is 10.2046%.

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

        In particular, the insolvency administrator ("Insolvenzverwalter") may challenge transactions which are deemed detrimental to insolvency creditors which were effected prior to the commencement of insolvency proceedings. Such transactions can include the payment of any amounts to the holders of the Senior Notes as well as providing credit support for their benefit. The administrator's right to challenge transactions can, depending on the circumstances, extend to transactions during the ten-year period prior to the commencement of insolvency proceedings. In the event such a transaction were successfully avoided, the holders of the Senior Notes would be under an obligation to repay the amounts received or to waive the guarantee of the Senior Notes by KDVS (the "Guarantee") or the security in form of the Senior Notes (the "Security"). In addition, a creditor who has obtained an enforcement order has the right to avoid certain transactions, such as the payment of debt and the granting of security pursuant to the German Code on Avoidance ("Anfechtungsgesetz").

        In particular, a transaction (which term includes the provision of security or the payment of debt) may be avoided in the following cases:

  •
  a transaction by the debtor that is directly detrimental to insolvency creditors if it was effected (i) during the three-month period prior to the petition for commencement of the insolvency proceedings and the debtor was unable to make payments when due at the time of the transaction and the beneficiary of the transaction had positive knowledge thereof at such time, or (ii) after a petition for the commencement of insolvency proceedings and the beneficiary of the transaction had knowledge of either the debtor's inability to make payments when due or of the petition for commencement of insolvency proceedings at the time of the transaction;

  •
  the transaction was entered into during the ten-year period prior to a petition for the commencement of insolvency proceedings over the assets of the debtor with the actual intent to hinder, delay, prejudice, damage or defraud creditors of the debtor, provided that the beneficiary of such transaction had positive knowledge of the debtor's intent at the time of the transaction;

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

  •
  the transaction granting an insolvency creditor security or satisfaction was entered into (i) within the three-month period prior to the petition for the commencement of insolvency proceedings over the assets of the debtor and the debtor was insolvent or was rendered insolvent because of the transaction and the creditor had positive knowledge thereof or (ii) following a petition for the commencement of the insolvency proceedings and the creditor had positive knowledge of either the debtor's inability to make payments when due or of the petition for commencement at the time of the transaction; or

  •
  the transaction was entered into within the three months prior to the petition for the commencement of insolvency proceedings over the assets of the debtor and the debtor did not receive fair consideration or reasonably equivalent value in the transaction and was (i) insolvent or was rendered insolvent because of the transaction; (ii) undercapitalized or became undercapitalized because of the transaction; or (iii) intended to incur, or believed that it would incur, indebtedness beyond its ability to pay at maturity.

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

        Under German law, a security interest may not be enforceable for the benefit of beneficiaries who are not a party to the relevant pledge agreement creating such security interest. A pledge is a so-called "accessory" security interest ("akzessorische Sicherheit") which means that the existence of the pledge is dependent on the existence of the underlying secured claim. At the same time, pledges require that the pledgee and the creditors be the same person. Pledges cannot be held on behalf of third parties who do not hold the secured claim. The holders of interests in Senior Notes from time to time will not be party to such pledge agreements. In order to permit holders of Senior Notes from time to time to have a secured claim, the Intercreditor Agreement to which the Note Trustee will become a party provides for the Security Trustee to be a joint and several creditor of each holder of Senior Notes from the date of the issue of the Senior Notes until full repayment. The effect of this provision is to give the Security Trustee a pledge equal in amount to the aggregate principal amount of the Senior Notes. The Security Trustee will undertake not to exercise that pledge without the consent of the Senior Notes Trustee. However, the Security Trustee's right to take any action to protect or to preserve any rights under the Guarantee or the Security or to enforce any security interest created thereby as contemplated by the Intercreditor Agreement or the Security Documents (or to take any act reasonably incidental to any of the foregoing) is not limited. This procedure has not yet been tested under German law, and we cannot assure you that it will eliminate or mitigate the risk of the unenforceability of the pledge under German law.

        Moreover, under German law, in the event that KDG, KDVS or KDV entered into insolvency proceedings, the Security could also be subject to potential challenges under the "claw back" provisions of German insolvency law (in addition to the avoidance rights described above). If any challenge to the validity or enforceability of the Security is successful, you may not be able to recover any amounts under the Security.

You may not be able to enforce, or recover any amounts under the Guarantee due to restrictions on enforcement contained in German corporate law.

        The enforcement of the Guarantee by any holder of the Senior Notes or the Trustee will be limited by virtue of specific limitation language within the Guarantee reflecting the requirements under the capital maintenance rules imposed by Sections 30 and 31 et seq. of the German Limited Liability Company Act. These capital maintenance rules prohibit the direct or indirect repayment of a German limited liability company's registered share capital to its shareholders (including payments pursuant to guarantees or security in favor of the debt of such shareholders). Payments under the Guarantee will be limited if, and to the extent, such payments would cause the net assets of KDVS' general partner's ("Komplementär"), who is liable for the debt of KDVS, to fall below the amount of its registered share capital ("Stammkapital"). If such an event occurs, the Trustee is not entitled to enforce the Guarantee save for the amount which may be enforced without diminishing the registered share capital of the general partner of KDVS. As a result and to the extent of any such limitations, claims under the Guarantee will be effectively junior to the claims of direct creditors of KDVS, such as trade creditors and employees.

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

        The Intercreditor Agreement provides that, upon a release of the first-priority security in connection with a refinancing of the Senior Credit Facilities, whether by operation of law or otherwise, the Security will be released. Although under our new senior facilities the Security will, immediately after new first-priority security has been granted to secure our new senior facilities, be replaced by a new second-priority security on substantially the same terms as the Security, there will be a period of three months following the date in which such replacement occurs during which, under German law, the transaction creating the new security may be avoided by an insolvency administrator if KDG or KDVS becomes insolvent. In certain circumstances such period may extend to ten years prior to the commencement of insolvency proceedings (see "German insolvency laws may preclude the recovery of payments due under the Senior Notes, the Guarantee or the Security").

We may not be able to finance a change of control offer required by the indenture.

        The indenture governing the Senior Notes contains provisions relating to certain events constituting a "Change of Control". Upon the occurrence of a change of control, KDG will be required to offer to repurchase all outstanding Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, KDG may not have sufficient funds available, or may not be able to obtain the funds needed, to pay the purchase price for all of the Senior Notes tendered by holders deciding to accept the repurchase offer. The restrictions in the instruments governing KDG's and its subsidiaries' existing and future indebtedness may also prohibit the KDG from being provided with the funds necessary to purchase any Senior Notes prior to their stated maturity, including upon a change of control. In any case, third party financing would be required in order to provide the funds necessary for the issuer to make the change of control offer. We may not be able to obtain such additional financing.

        In addition, the definition of "Change of Control" refers to a sale, lease or other disposition of "all or substantially all" of our assets to a person or group of persons. There is little New York case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, your ability to require us to repurchase such Senior Notes as a result of a sale, lease or other disposition of all or substantially all of our assets to a person or group of persons may be uncertain.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        Our legal and commercial name is Kabel Deutschland GmbH and we were incorporated under the laws of Germany on December 17, 2002. We were formed from the combination of cable assets in six of the nine regional cable television regions previously operated by DTAG, together with other network assets owned by DTAG. We are a limited liability company ("GmbH") organized under the laws of the Federal Republic of Germany. Our principal executive offices are located at Betastraße 6-8, 85774 Unterföhring, Germany. Our telephone number is +49-89-960-100. We are registered with the commercial register of the local court of Munich under number HRB 145837.

        KDVS is a limited partnership and was formed under the laws of Germany on November 4, 2003 (date of entry in the commercial register—partners' resolution already adopted on October 16, 2003). The registered office of KDVS is Betastraße 6-8, 85774 Unterföhring, Germany. KDVS is registered with the commercial register of the local court of Munich under number HRA 83902.

        We maintain websites at www.kabeldeutschland.de and www.kabeldeutschland.com. However, any information provided on our websites does not form part of this annual report and is not incorporated by reference herein.

        We are the largest cable operator in Germany, currently operating in 13 of the 16 federal states (with the exception of Hesse, North Rhine-Westphalia and Baden-Württemberg), including Germany's three major cities of Berlin, Hamburg and Munich. KDG is the market leader in the German cable television business in terms of homes passed, subscribers and revenue. KDG primarily provides cable access connections and also offers Internet & Phone services to its customers. Furthermore, KDG delivers digital television signals through its digital playout center. KDG carries and offers its own pay TV packages and PPV ("Pay per view") as well as packages of an unaffiliated German pay television operator, and the free-to-air digital programs offered by the public and private broadcasters.

        We have made significant investments primarily to upgrade of our network over the past three years. Our cash flows utilized in investments predominantly to upgrade our network for the year ended March 31, 2006, 2007 and 2008 were €144.4 million, €268.8 million and €316.4 million, respectively. These have been funded principally from operating cash flows. We expect to fund our capital expenditures to upgrade our network with cash flows from our operating activities, cash on hand, and if necessary, from borrowings under the working capital facility Tranche B (as defined hereafter) under our Senior Credit Facility (as defined hereafter). See also ITEM 5B Liquidity and Capital Resources.

	Fiscal Year Ended March 31,
	2008	2007	2006
	(€ million)
Cash Paid for Investments in Intangible Assets	(63.0)	(63.6)	(27.6)
Cash Paid for Investments in Property and Equipment	(253.4)	(205.2)	(116.8)

Investments Network and Operational Business	(316.4)	(268.8)	(144.4)

Cash Received from Sale of Investments	38.1	0.0	0.0
Cash Paid for Acquisitions	(29.7)	(5.1)	(7.3)
Cash Paid for Investments in Financial Assets	(39.7)	(6.8)	(0.0)

Net Investments Acquisitions and Financial Assets	(31.3)	(11.9)	(7.3)

        In addition, in the course of the last financial year, we also made considerable acquisitions: (i) we acquired a 14.28% stake in Primacom from Wolfgang Preuss (WP), resulting in KDG owning 18.6% in Primacom as of May 18, 2007 but selling off the stake to Orion in a tender offer as of September 26, 2007; and (ii) we acquired networks serving approximately 1.1 million cable television subscribers in eight German federal states from Orion, as announced on September 20, 2007. The rescission period for this transaction elapsed on December 21, 2007 and the transaction was closed on April 30, 2008. This acquisition was financed through securing an additional Tranche C (as defined hereafter) under the Senior Credit Facility (as defined hereafter).

        During the fiscal year 2007/2008 ended on March 31, 2008, KDG also reported several smaller acquisitions:

  (i)
  100% of the shares of Leto GmbH, an unlisted company based in Berlin, Germany, specialized in supplying multimedia services for housing industries;

  (ii)
  63,610 subscribers, including the major part of the associated technical CATV Level 4 network infrastructure from RKS Süd-West GmbH.

        During the fiscal year 2006/2007 ended on March 31, 2007, the Company reported the following acquisitions:

  (i)
  100% of the shares of Schramm Elektro- and Antennen GmbH;

  (ii)
  100% of the shares of HOT-Kabelservice GmbH;

  (iii)
  2,800 subscribers and the associated CATV Level 4 network infrastructure from Titze Kabelbetriebs KG.

        Since March 31, 2008, on June 30, 2008, an additional purchase of 30.0% of the direct share of KMG Kabel Fernsehen Hannover GmbH, of 4.2% the indirect share of RKS Niedersächsische Kabel-Servicegesellschaft GmbH & Co. KG and of 5.0% of the indirect share of RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft GmbH was closed.

        Please note that the geographic distribution of these investments does not affect our business, as we are not operating within a certain geographic scope. See also ITEM 5B Liquidity and Capital Resources.

        As from October 2007, the Federal Cartel Office (FCO) examined with regard to KDG's Pay TV offering (Kabel Digital Home) whether KDG is abusing a market dominant position. This examination was closed in June 2008 as the FCO could not find indications for a dominant position of KDG in the market for the acquisition of broadcasting rights of full TV channels nor for impediments of competition by KDG. See also ITEM 4B Business Overview.

B.    Business Overview

Our Business

        Kabel Deutschland GmbH ("KDG") was founded on December 17, 2002 with its legal seat registered in Unterföhring (commercial register Munich HRB 145837). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG ("KDVS"), a wholly owned subsidiary of KDG.

        As of March 31, 2008, the Company's cable television network passed approximately 15.3 million homes (excluding TKS) and served approximately 8,845 thousand direct and indirect cable subscribers.

        Cable access subscribers are segmented into direct customers ("B2C"), indirect customers ("B2B") and wholesale customers. The loss in cable access subscribers primarily comes from the wholesale segment which has, however, the lowest ARPU and has less impact on our EBITDA results. Pay TV growth continues to be strong. In 2006 PPV ("Pay per view") services were introduced. The Company currently offers stand-alone Internet and stand-alone Phone products, however an overwhelming majority of new subscribers choose a bundled product. Internet and phone products may be subscribed to even without subscribing to CATV services.

        We generate revenue through subscription and distribution fees from our cable access business, our pay TV and PPV business, our broadband Internet & Phone business and from other activities. Monthly subscription rates paid by our access customers depend on the number of subscribers connected at a network connection point. In general, single family direct customers pay a higher monthly subscription fee on a per subscriber basis than Level 4 operators or housing associations that aggregate several subscribers behind one network connection point. The Company gives a 5% discount to all customers who prepay the monthly subscription fee on an annual basis for the digital access product.

        Level 4 operators typically resell the signal to housing associations but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service. We also charge installation fees related to the connection of subscribers to the network. In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their television signals over the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered over the network into subscriber homes.

Cable Access Business

        Cable Access contains all activities and services linked to the customer's physical access to the Company's cable network either directly to end customers or indirectly through commercial Level 4 operators or housing associations for which the Company charges a fee.

        Cable access is the basis for free and paid services offered by the Company, including TV and radio services.

        Our cable access business generates revenues through subscription fees, installation fees and other revenues. Through our cable access television business we generated €867.1 million, or approximately 72.4%, of our total revenues for the twelve months ended March 31, 2008.

  •
  Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our current cable access offering consists of between 32 and 41 analog television channels (depending on the region served) and up to 36 analog radio channels. In April of 2006, the Company discontinued the analog Access product offering for new single family homes and now offers a digital Access product instead, which includes analog and digital TV signals. The basic digital service is offered under the brand name of "Digitaler Kabelanschluss". This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany, totaling approximately 100 FTA digital channels. The product offers an enhanced electronic program guide (EPG) and access to a pay per view service comprising content from Hollywood Studios within the PPV/VOD licensing window under the Brand "Select Kino" as well as adult content under the brand "redXclub". Monthly subscription rates depend on payment terms and the number of subscribers connected at a single network connection point. On March 1, 2007 the Company changed the price on the access products delivered to single family homes from €14.13 to €16.90 per month (Digitaler Kabelanschluss). In order to become a digital viewer the customer can receive a Set-top-box free of charge.

  •
  Installation and network connection fees and reimbursements.    Generally, each first-time subscriber is charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network.

TV/Radio

        In addition to the cable access business described above, the Company offers its own pay TV packages. The Company's pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers more than 35 pay TV channels within seven genres (documentaries, movies and series, sports, entertainment, kids, music and adult). The product portfolio Kabel Digital International comprises more than 40 foreign language Pay TV channels grouped in nine language-specific packages. The Company sells its pay TV packages directly to consumers and to a lesser extent indirectly through certain Level 4 operators. We also sell our digital packages to an unaffiliated regional cable television operator. Under these wholesale agreements the operator typically receives a discount to our listed retail subscription fee.

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

  •
  Pay TV subscription fees, on-demand fees and CPE sales.    Homes connected to our network and having a CPE installed can receive the digital programming of the public broadcasters and the major private broadcasters free of charge if they are cable digital access subscribers and have an activated smartcard. Customers may also subscribe to Kabel Digital International and Kabel Digital Home, the Company's own pay TV offerings. In addition we have established the two pay per view services "Select Kino" and "redXclub". Cable customers can access the respective services and purchase content on an NVOD basis.

  •
  Digital carriage fees are derived from the transmission of digital television programs of third party program providers, such as the public broadcasters, most of the large private free-to-air ("FTA") broadcasters and the programs transmitted by an unaffiliated pay TV operator in Germany.

  •
  Analog carriage fees.    In addition to providing basic cable access services to its subscribers, the Company charges more than 200 national, regional and local television broadcasters carriage fees for delivering their television signals over the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also charges carriage fees for radio signals delivered over the network into subscriber homes

  •
  Playout facility fees.    We operate a digital playout facility, which in addition to serving its own subscriber base packages, encrypts and distributes programming received from third party program providers via leased satellite transponders to our network and to the networks of the other regional cable television operators in Germany.

Internet & Phone

        The Company can offer Internet & Phone services to those homes which are passed by its upgraded bi-directional network (630 MHz) and where the Company has or can have a direct relationship with the customer, or where the Level 4 operators allow us to either directly or indirectly provide our services ("Marketable Homes"). As of March 31, 2008, the Company passed approximately 11.0 million homes with upgraded network for increased capacity plus return path to enable a two-way communication. The company offers stand-alone Internet and stand-alone Phone products, however most customers subscribe to bundled offerings of Internet & Phone together. As of March 31, 2008, the Company served approximately 421 thousand subscribers which amount to approximately 393 thousand Internet and 361 thousand Phone RGUs.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

        TKS, a wholly owned subsidiary of KDVS, provides cable access, Internet & Phone services to the NATO military personnel based in Germany. It also provides billing services for telephone customers of DTAG who prefer English language bills.

Revenue Breakdown

        The following table sets forth our revenues of our business segments for the fiscal years indicated. For more information regarding our revenues on a segment basis, see ITEM 5A. Operating results.

	Fiscal Year Ended March 31,
	2004		2005		2006		2007		2008
	(€ millions, except percentages)
Cable Access revenues	833.5	86.6%	850.1	84.7%	839.3	82.9%	845.6	77.4%	867.1	72.4%
TV/Radio revenues	108.1	11.3%	126.4	12.6%	137.8	13.5%	163.0	14.9%	179.8	15.0%
Internet & Phone revenues	1.2	0.1%	2.8	0.3%	9.8	1.0%	56.5	5.2%	121.4	10.1%
TKS revenues	19.3	2.0%	23.9	2.4%	25.2	2.6%	28.1	2.6%	28.6	2.4%

Total Revenues	962.1	100.0%	1,003.2	100.0%	1,012.1	100.0%	1,093.2	100.0%	1,196.9	100.0%

Seasonality

        Certain aspects of our business are subject to seasonal factors. For example, television usage, and the levels of new subscriptions for television services, is typically lower during the summer months. Our customer churn rates include persons who disconnect service due to moving, resulting in a seasonal increase in our churn rates during the summer months when higher levels of moves occur.

        In addition, we have a disproportionately high level of annual prepayments in the months between November and February, which results in higher cash flow from operations in these months of the year.

Raw Materials

        Due to the nature of our business, raw materials and the sources and availability of raw materials, hence the price volatility of commodities etc., are not relevant.

Our Markets

        The German television market is the largest in Europe with about 35.0 million television homes (according to AGF/GfK). Cable television is the leading television signal distribution platform in Germany, with approximately 18.7 million, or 53.4% of television homes using this delivery means, followed by satellite (approximately 14.9 million, or 42.6% of television homes) and terrestrial reception via antenna (approximately 1.4 million, or 4.0% of television homes). DTT and TV distribution via Internet were only recently introduced in Germany.

        In Germany, analog terrestrial transmission provides viewers with 3 to 12 analog channels, depending on the area where the viewer is located. Digital terrestrial television, which has replaced analog terrestrial television in most regions and can be received by almost 85% of all TV households via antenna (Dec. 2007), offers between 12 and 24 channels, depending on the area where the viewer is located. Cable television typically offers 33 to 45 analog channels (depending on the region served) and more than 200 digital free and pay TV channels. Satellite television also offers more channels than analog terrestrial transmission, typically up to 43 German language channels and several hundred international channels. Satellite and cable viewers also receive a variety of digital programming, including pay television services, with satellite viewers typically receiving the highest number of channels. In the case of cable, and to some extent terrestrial and television, subscribers also have access to the programming of smaller regional and local broadcasters.

        Free television broadcasters pay fees for the terrestrial transmission of their programming and for transmission via satellite. Similarly, free television broadcasters pay carriage fees to Level 3 cable network operators and also to some Level 4 cable network operators for the distribution of their programming on cable networks. In addition to carriage fees, cable network operators are paid subscription fees either directly or indirectly from viewers receiving their television signals from cable television. We derive carriage fees for delivering digital as well as analog programming, taking into account the current special situation caused by simulcast on programming in analog and digital. In such cases the free television broadcasters pay the greater of analog and digital feed-in fees.

        For historic reasons, the German market developed around an ownership division between broadcasters (Level 1), regional and local cable distribution networks (Level 2 and Level 3) and the in-house cable network (Level 4 networks). Whereas DTAG, and its predecessors constructed Level 2 and Level 3 networks (which we and the other regional cable companies now own and operate) and, to a limited extent, also Level 4 in-house networks, most of the Level 4 networks consist primarily of in-house wiring constructed by electricians, housing associations and local cable network operators, known as Level 4 operators. In recent years, some industry consolidation has occurred, such as consolidation among Level 4 operators, the acquisition of small Level 4 operators by regional cable companies, the business combination of a large Level 4 operator with regional cable companies and construction by some Level 4 operators of their own Level 3 networks. Although there may be further industry consolidation in the future, Level 4 operators currently remain primarily resellers of signals received from us, the other regional cable companies and satellite operators. The German Level 4 market tends to be characterized by smaller scale operators, although there are some larger operators.

        We offer our services directly to homes or small apartment blocks (typically with 1 to 12 dwellings). We also offer our services indirectly through large housing associations and Level 4 operators for resale to their own subscribers. Subscription fees per subscriber are generally higher for direct subscribers as compared to those generated from operators or housing associations, both of which aggregate large numbers of subscribers behind individual connection points. Of our approximately 8.8 million cable access customers as of March 31, 2008, approximately 2.8 million have a direct contractual relationship with us (B2C), the remainder being tenants of housing associations (B2B, approximately 3.5 million) or customers of Level 4 operators (wholesale, approximately 2.5 million).

        We provide broadband Internet access and telephony services in some areas of our network. As of March 31, 2008, we served approximately 779 thousand pay TV RGUs, 361 thousand telephony RGUs and 393 thousand Internet RGUs. We offer broadband Internet products under the brand name Kabel Internet. We offer telephony service under the brand name Kabel Phone.

        Germany is, by the total number of households, the largest Internet market in Europe. Technologies with transmission-line speeds higher than those for ISDN are generally classified as broadband. These include all fixed-line technologies, such as DSL, fiber-to-the-home (FTTH) and Internet access via cable or power line. In addition, satellite services and mobile technologies, such as UMTS, WLAN and WiMax, are usually also classified as broadband. Whereas analog dial-up modems may be used throughout Germany to connect to the Internet, the availability of all other means of access may be limited in certain regions.

        The German broadband Internet market primarily comprises four access technologies: DSL, cable, power line and satellite, with DSL as the dominant access platform. The remaining Internet subscribers use narrowband access technology, in particular analog dial-up services.

        Despite rapid growth, broadband penetration is still relatively low compared with other European countries, mainly due to the fact that cable operators have only recently begun to offer broadband Internet which for the first time has spurred infrastructure-based competition.

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

Our Network

        In total, our network extends over more than 261 thousand kilometers throughout the regions in which we currently operate and it passes approximately 15.3 million households. DTAG and its predecessors constructed both the cable television and fixed-line telephony networks, and certain parts of the infrastructure (including cable ducts, towers, fiber optic transmission systems and equipment locations) are shared by both the DTAG telephony service and our cable television businesses. We lease these assets from DTAG under the SLAs. For a description of the SLAs, see ITEM 10C. Material Contracts. We rely on DTAG and certain of its affiliates for a significant part of our network.

        Our standard analog cable television network was originally constructed using tree architecture to deliver 470 MHz one-way signals. Within this bandwidth in our network the standard allocation uses 33 channels for analog and 19 channels for digital television services. We started to upgrade our current compression technology to a higher and enhanced modulation technology (QAM 256) in September 2006. It allows us to assign up to 16 digital television program streams to one digital channel. We started to convert analog channels into digital channels by upgrading our head end equipment to feed such channels. In these head ends one digital channel is assigned for HD-TV distribution.

        Our standard network is served by 52 master head ends that receive analog television broadcast signals from satellite, terrestrial or in some cases direct feeds from program providers or broadcasters. The incoming signals are processed, assigned to channel positions and amplified for distribution. These 52 master head ends transmit the signals to approximately 370 supply areas, primarily via fiber optic transmission. We also have 738 local head ends (including Level 4 head ends) that receive signals or direct feeds from program providers or broadcasters for distribution independently of a master head end. Approximately 320 of the master head ends and local head ends also receive digital signals via satellite from our digital playout center for distribution through the cable television network. All master head ends and the vast majority of the local head ends are located in facilities owned by DTAG. We lease these facilities from DTAG under the SLAs. The received signals at the head ends are distributed primarily by coaxial cable, but in some cases fiber optic, to approximately 2,200 hubs. In most cases we own the coaxial cable, but we typically lease the fiber optic network from DTAG under the SLAs and other agreements. The hubs are pure distribution points where no content is added.

        From the hubs, A-lines (primarily extension lines) extend through public right of ways (öffentlich-rechtliche Wegerechte) to approximately 2.2 million splitters. Extension lines and drops then extend the splitters to connection points. In total there are approximately 4.2 million connection points available on the network. In the case of multi-unit dwellings the connection point may be located in the basement of the building. At the connection point, our own Level 4 network, housing associations or other Level 4 operators connect to our network. All third parties connecting to the network are required to meet our technical standards.

        In general, the network is comprised of coaxial cables that are either buried in the ground or housed in cable ducts. The ducts are typically owned by DTAG and we lease duct space for our network under the SLAs. The distribution plant is powered by approximately 133,500 amplifiers. With the exception of the duct and fiber, we operate all of the distribution plant and associated electronics ourselves. We purchase the electrical power required to operate the master head ends, local head ends and amplifiers through DTAG under the SLAs. Purchasing the power from DTAG is necessary because, in many cases, the same power source supplies DTAG's telephone plant and our cable plant. In general, DTAG sells the power to us at cost plus a margin of approximately 5%. We believe that we would not be able to purchase power on better terms from another source because we benefit from DTAG's buying power.

        Since our formation we have upgraded additional portions of our Level 3 network based on a technology allowing us to transmit bi-directional 630 MHz-signals which enables us to deliver Internet & Phone services. This technology does not require fundamental changes to our network structure. To upgrade our Level 3 network we only need to replace the active components of the amplifiers and the hubs and install additional head end equipment to monitor and deliver Internet traffic. In addition, Internet & Phone services typically also require an upgrade of the Level 4 in-house networks. Presently, the upgraded portion of our Level 3 network passes approximately 11 million homes. Based upon current upgrade projects, we expect to have approximately 12.0 million homes passed by our upgraded network by the end of March 2009.

        In addition to our upgrade project we are segmenting our Level 3 network step by step. We build own fiber solutions in order to penetrate the HFC network and reduce the number of Level 3 Clusters. This segmentation upgrade is driven by customer growth. In some supply areas we use the spectrum of 862 MHz already and we plan to use the spectrum of 862 MHz in the following years through the segmentation of the Level 3 network.

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

        Level 1 encompasses the production of content, the transmission of the signal to the satellite Earth station or a terrestrial transmitter, and the up-link to the satellite.

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

        The vast majority of the Level 2 and Level 3 cable television network was constructed by DTAG's predecessor between 1980 and 1988. Another wave of construction activity followed after the reunification of Germany in 1990. Due to political decisions of the German federal government, electricians, housing associations and Level 4 operators initially constructed the majority of the Level 4 network infrastructure. This decision resulted in the development of a dual ownership network structure serving cable subscribers. This dual ownership structure is distinct from the single ownership cable structure prevalent in the United States and in most EU countries, in which private operators own the network entirely, from the head end to the wall socket inside the home.

        Most of the network infrastructure from Level 2 to Level 4 is one-way coaxial cable with a bandwidth of 470 MHz. Within this bandwidth in our network, the standard allocation uses 33 channels for analog and 19 channels for digital television services. As a result of digital compression technologies, each digital channel can carry up to 12 program streams (64 QAM) or up to 16 program streams (256 QAM), resulting in approximately 200 potential program streams. Technically, it is possible to convert every analog channel into a digital channel by using specific digital head end equipment for such channels. In addition, this network infrastructure can be upgraded to permit the transmission of bi-directional 630 MHz-signals, thereby allowing Internet & Phone products to be distributed via the network.

        Since DTAG's predecessors initially constructed both the fixed-line telephony networks and the cable television network, the telephony and cable television networks share a high degree of common infrastructure, in particular cable ducts, co-location facilities, towers and fiber optic systems. Today, this infrastructure is owned by DTAG and we are permitted to use it under long-term lease agreements. In addition, we purchase electrical power from DTAG. The relevant agreements with DTAG are an essential component of our operations and historically have accounted for our single largest expense item each year. See section "Our Network" above.

Our Strengths

        Cable is the Leading Medium for the Delivery of Television Services in Germany.    Approximately 18.7 million (53.4%) of the approximately 35.0 million German television homes are connected to a cable television network allowing them to receive cable television services on their television screens without further equipment or installation. As of March 31, 2008, our network passed approximately 15 million homes and we provided cable access television services to approximately 8.8 million households (57.9% of the homes passed). This customer base is both large and diverse. Many of our housing association and Level 4 customers have entered into multi-year contracts with us, and many of our direct customers (generally either individual homeowners or tenants in smaller multi-unit dwellings) prepay their subscription fees via direct debit on an annual, quarterly or monthly basis.

        Scope for Broadband Growth.    Broadband penetration in the German market of 21.2% is slightly above the OECD average of 18.8% (according to OECD 2007). Based on our recent experience with broadband and telephony rollout, we believe there is a substantial growth opportunity for our broadband services. Our current pricing and product offering are attractive in the German market and, given that we own our network, we believe we have margin and capacity advantages over some of our competitors. Currently, on our core product we offer a price advantage of approximately 40% to the market leader's offering and, technologically our cable network is superior to the DSL-network used by our competitors in the market.

        Experienced Management Team, Advisors and Shareholders.    Our management team and their advisors have significant experience in the cable, television and telecommunications industries in Germany.

        Dr. Adrian v. Hammerstein has been Chief Executive Officer of Kabel Deutschland since May 2007. Most recently, Dr. v. Hammerstein was Chief Executive Officer at Siemens Business Services. Prior to that, he has been Chief Executive Officer of Fujitsu Siemens Computers, group Chief Financial Officer of Information and Communications Products at Siemens AG and Chief Financial Officer of the Open Enterprise Computing Division at Siemens Nixdorf.

        The Chief Financial Officer of KDG, Paul Thomason joined KDG in 2003 and was previously CEO and CFO of Primacom and, prior to that, CFO of KabelMedia, a predecessor of Primacom.

        Herbert Hribar has been Chief Operating Officer since November 2006. Before joining KDG, Mr. Hribar worked for the Swiss cable operator, Cablecom and at the Irish telecommunication provider, Eircom.

        In December 2005, Dr. Manuel Cubero del Castillo-Olivares was promoted to Managing Director for the Cable Television and Content areas. Since November 2006 he also has taken responsibility for the Internet & Phone product area and since April 2007 for sales and marketing of the Company. Dr. Cubero brings several years of industry experience to this position, having previously worked for Kirch Media Group in various management positions.

        In May 2005, Tony Ball joined the Company as Chairman of KDG's Advisory Board. Mr. Ball was formerly CEO of BSkyB, the largest pay-TV operator in the United Kingdom.

        Our principal owners are funds affiliated with or advised or managed by Providence Equity Partners ("Providence"). Providence provides us with telecommunications and media operating experience and financial expertise.

Our Strategies

        We currently hold a leading position in German television distribution. We aim to build on this market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet & Phone services in Germany. We plan to further strengthen our existing subscriber base and to increase the penetration in our core markets by introducing new services and enhancing existing products. At the same time we are focusing on increasing the efficiency of our processes.

        The key components of our strategy are as follows:

Maintain Subscribers and Grow Number of Revenue Generating Units ("RGUs") through Enhanced Product Offerings

  •
  Maintain our leadership in analog and digital cable television services.    We intend to maintain our position in the cable television market by introducing innovative television products and expanding the range of broadcasting services we currently offer. We believe that continued investments in the product development, customer service and marketing are essential.

  •
  Introduce new cable television services and increase the content quality.    We believe new and/or enhanced services assist our efforts to retain customers against competitive threats from satellite and new technologies, like DTT or IPTV. Since the launch of our pay television products, such as

  Kabel Digital Home, we have continued to add new channels and packages and plan to continue to do so in the future. In addition to our pay television packages, we have introduced a pay-per-view movie service and a PVR service (Kabel Digital+). On the free TV side we constantly optimize the digital channel line-up to enhance the quality and quantity of our services.

  •
  Continue to push digitalization of the network.    We intend to promote the benefits of digital cable television. By going digital we are able to use our network bandwidths more effectively allowing us to increase the number and range of channels within our cable access and pay TV offerings. To further increase the capacity in our network, we started to upgrad the modulation technology on our digital cable television platform to QAM 256. This allows us to send up to 16 digital video streams per analog channel (only certain channels are able to be upgraded to that extent) versus 12 streams under QAM 64.

  •
  Continue to grow broadband Internet & Phone services.    We also intend to continue to focus on expanding our customer base for our Kabel Internet broadband access and Kabel Phone telephony services through various sales channels, by cross-selling services to our existing customer base and through further investments in the Internet upgrade of additional regions. So far, we have launched Phone services in all Internet upgraded areas and positioned the cable offer with a leading price/performance ratio. At fiscal year end on March 31, 2008 internet and phone RGUs increased by 127.8% to 754 thousand from 331 thousand in the previous year. The 2008 acquisition of cable assets serving 1.1 million subscribers from Orion will further enhance our marketable base for broadband internet & phone services and thus contribute to the company's growth profile.

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

  •
  Complementary acquisitions.    We intend to pursue selective acquisitions of Level 4 operators further. With the recent Orion transaction we resolved the historic and unique separation of network levels in 8 German federal states to a large extent and, furthermore, we will continue to accelerate the integration of the Level 3 and Level 4 networks. Strategically, Level 4 acquisitions and consolidation positively impact our new products, particularly Internet & Phone, in two ways. First, acquisitions can make unattractive areas economically viable for upgrade by increasing the network density. Second, by bringing us one step closer to the customer, we believe acquisitions can increase our ability to attract subscribers since we can market directly to potential customers. By taking out intermediary agents margin improvements occur.

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

  •
  Efficiency improvement in Technical Operations.    We successfully implemented a substantial restructuring project ("Operations 2008") within the Technical Operations department leading to considerable cost saving potentials and efficiency improvements.

  •
  Investments in IT.    We have invested in our IT systems as we introduced new products and services and to ensure an efficient customer service experience. We believe we are now at the end of the cycle in terms of IT investment and anticipate that our IT investments will decline from historic levels.

Material Contracts

        We have entered into various long-term Service Level Agreements ("SLAs") with DTAG and certain of its affiliates that are significant to our business. The various services offered by DTAG are defined under so-called "Term Sheets" that are part of the SLAs. For a complete list of material contracts see ITEM 10C "Material Contracts".

The Risk Management System for KDG

        During the course of the previous business year, an organization-wide risk management system was introduced at Kabel Deutschland.

        The implementation of the risk management organization including the publication of the risk management manual and the assignment of functions to management was carried out in 2006.

        The risk management system is an integral component of all processes within our organization. It is designed to ensure that unplanned developments can be identified early and actively controlled by management.

        History has shown that KDG's risk environment can change quickly and unexpectedly as a result of various situations and influences. It is therefore necessary to be able to react quickly so that no situation may cause substantial damage to the existence or have long-term impact on the assets, the financial position and earnings.

        The decisions made on the identification and the taking of risks are generally made in the operating units. The management of KDG are therefore also risk managers. This means that the competencies for the responsibility and the control of risks lie with them. The system is supported by the central risk management unit which carries out risk controlling. The separation of functions is thus ensured.

        Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed transparency of the risk situation. In particular cases and in the event of determined limits in the early warning system being exceeded, immediate reporting is put in place alongside the regular standard reports. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Regulation

        German law and regulation draws a distinction between telecommunications and media laws. Telecommunications law applies to the establishment and operation of technical infrastructures for communication. Media laws apply to the content of such communication.

Telecommunications Regulation

        Telecommunications services and the operation of telecommunications networks are subject to the regulatory regime of the Telecommunications Act ("Telekommunikationsgesetz") of June 22, 2004 (the

"Telecommunications Act") and certain ordinances under the Telecommunications Act. These ordinances contain further provisions in respect of, and in addition to, certain sections of the Telecommunications Act. The Telecommunications Act implements the European Regulatory Framework for Electronic Communications Networks and Services (the "Framework") that consists of, amongst other things, the Framework Directive (2002/21/EC), the Authorization Directive (2002/20/EC), the Access Directive (2002/19/EC), the Universal Service Directive (2002/22/EC), and the Directive on Privacy and Electronic Communications (2002/58/EC). The Framework with its various directives is currently under revision. Changes will most likely not become effective before the year 2009. It is further to be expected that the member states will from then on have two years to transform such changes into their national law.

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

        Important aspects concerning the regulation of access and fees for broadcasting and cable television markets are determined by a market definition and market analysis procedure which is conducted by the FNA. The outcome of this market analysis must be in line with the Framework Directive (2002/21/EC) and further directives of the Framework. In particular, national regulators must take into account the European Commission Recommendation (2003/311/EC) of May 8, 2003 (the "Recommendation") on relevant product and service markets within the electronic communications sector. The recommendation presumes only one relevant market for the broadcasting sector: Broadcasting transmission services to deliver broadcast content to end-users on the wholesale level (Market 18 of the Recommendation). In Germany, (i) the TV signal feed-in market and (ii) the market for TV signal delivery to other operators are associated to this market pursuant to a final market analysis published by the FNA in October 2006. Nevertheless the FNA is entitled to define further markets for regulation even though they are not listed in the Recommendation. At the end of 2007, the European Commission has revised the Recommendation and has removed, inter alia, Market 18 from the list of markets warranting special observation. This should have consequences for the next periodical market analysis to be performed by the FNA.

        Pursuant to the current final market definition and market analysis published by the FNA in October 2006 and a regulatory ordinance published in April 2007, KDG, together with Kabel BW, Unity Media and T-Systems, found to have SMP (i) in the TV signal feed-in market and (ii) the market for TV signal delivery to other operators.

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

        In 2006, DTAG announced its intention to build a fiber optic network in Germany's 50 largest cities. The FNA has announced that this network generally falls within its regulatory competence, in particular with respect to the wholesale broadband Internet access market, so long as the products and services provided via this network are merely a substitute to existing products and services. If the products and services provided via this network are deemed not to be mere substitutes for previously existing products and services, then DTAG may operate this network without any regulation, for at least some initial period. In addition, pursuant to an amendment to the Telecommunications Act effective since February 2007, new markets shall in the future be exempted from regulation upon the FNA's discretion. The term of this exemption period is also to be determined by the FNA upon its discretion. The European Commission has raised serious concerns about the conformity of this regulatory exemption with the existing regulatory framework. After sending a letter of formal notice to Germany on the grounds that Germany's approach could in effect grant a "regulatory holiday" to the incumbent fixed network operator as it would reduce the discretion of the German NRA and bypass the consultation and consolidation mechanism provided for in the EU regulatory framework. The case was referred to the Court of Justice in the course of 2007.

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

Allocation of frequencies

        In principle, a frequency allocation by the FNA is required for the use of frequencies. However, under the Frequency Range Allocation Plan Ordinance ("Frequenzbereichszuweisungs-planverordnung—FreqBZPV"), frequencies in cable networks within the frequency range of 9 kHz to 3 GHz may be used without allocation by the FNA provided that (i) the frequencies are not used in frequency ranges within which security relevant radio services are operated and (ii) electromagnetic interferences do not exceed a specified threshold. In cases of these preconditions not being satisfied the FNA is authorized to issue specifications for the use of the relevant frequencies. The operation of KDG's telecommunications cable networks may in the future either in general or in certain areas become subject to such specifications. Furthermore, KDG could be required to apply for individual frequency allocations for its telecommunications cable networks. There are political considerations to amend the Ordinance (in a first step) to free up frequencies currently devoted to broadcasting for mobile, stationary and/or wireless technologies in order to close existing gaps in broadband availability in Germany and to foster competition ("digital dividend"). Recent proposed changes in a regulation concerning the protection of public telecommunication networks (Verordnung zum Schutz von öffentlichen Telekommunkationsnetzen und Sende und Empfangsanlagen—SchuTSEV) aim at the

mandatory digitization or even complete switch-off of a specified number of analog channels in the lower frequency spectrum for security reasons (mitigating interference with air traffic etc.). The proposal provides for a digitization or switch-off in steps until the year 2011. It is still unclear, to what extent and at which point in time the proposed steps will have to be realized. The regulation is expected to become effective during the course of 2008.

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

        Regardless of whether or not an operator of public telecommunications networks has significant market power, it is obligated to offer any other operator upon its request the interconnection of both parties' telecommunications networks provided the interconnection is technically feasible. KDG is subject to such obligation in respect of those parts of its telecommunications networks that have bi-directional transmission capability.

        If the FNA were to impose the obligation on an operator to grant access to its telecommunications networks or to offer the re-sale of its telecommunications services on a wholesale basis, and if any third-party requested an offer from such operator for access to its telecommunications networks or for re-sale of its telecommunications services and failed to come to an agreement in this respect with such operator, the FNA would, upon application, be entitled to order the access or re-sale and provide for the terms and conditions (including fees) of such access or re-sale. Moreover, if an operator possesses significant market power, the FNA, upon application, has the authority to order the interconnection of such operator's and any third-party's public telecommunications networks and to provide for the terms and conditions (including fees) of such interconnection.

        To date the FNA has not imposed any obligations on KDG to grant third parties access to its telecommunications networks or to offer third parties the re-sale of its telecommunications services on a wholesale basis.

Regulatory Framework

        Before the revised Telecommunications Act of June 22, 2004 came into force, KDG was considered by the FNA, under the former Telecommunications Act of 1996, to have a dominant position in the regional markets of (i) the feed-in of radio and television programs into telecommunications cable networks and (ii) the distribution of radio and television programs via telecommunications cable networks to subscribers. In October 2006, the FNA has published the final market definition and market analysis for Market 18 based on the Recommendation and a regulatory ordinance as of April 2007, according to which KDG, Kabel BW, Unity Media and T-Systems in each case are considered to have Significant Market Power (SMP) (i) in the market for analog and digital TV signal feed-in and (ii) the market for analog and digital TV signal delivery to other operators. KDG has filed various complaints against this ordinance with the competent court where these matters are pending. Furthermore, as mentioned above, the European Commission has per the end of 2007 revised the Recommendation and has abolished Market 18. The consequences of such removal are unclear as of yet.

        As stated above, the European Regulatory Framework as a whole is currently under revision. Access obligations might therefore be modified on the European level which may have consequences for the existing obligations and respective remedies administered by the FNA on the national level.

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

        KDG's fees for signal delivery to Level 4 operators and carriage of feed-in signals from broadcasters are subject to ex post regulation. During an ex post review, the FNA examines the fees charged as to whether they are abusive. If any such fees are found to infringe the requirements of the Telecommunications Act, the FNA must declare such fees void and it may either direct the affected operator to adjust its fees or provide for fees that are not abusive.

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

Fixed-Line Telephony and Internet Access Regulation

        With respect to the commercial provision of (narrowband) telephony services to end-customers based on a self-operated fixed-line telecommunications network, the aforementioned provisions of the

Telecommunications Act as regards notification, granting of rights of way, allocation of frequencies, access obligations, regulation of fees and abusive behavior also apply. See "Telecommunications Regulation". In particular, if the Company is deemed either to have significant market power in the relevant market or to control end-user access, the FNA may impose access obligations on the Company, order the interconnection of end-customers or regulate the fees charged to end-customers.

Regulation of Call Termination Fees

        As regards market 9 (call termination on individual public telephone networks of alternative network operators provided at a fixed location) of the Recommendation, the Company is deemed to have significant market power pursuant to a ruling by the FNA of October 2007. The FNA had already deemed Unitymedia and Kabel BW to have significant market power with respect to call termination in their telephone networks. Under said ruling, the fees for call termination services in our telecommunications network are subject to an ex-post review by the FNA.

Interconnection

        Alternative telephony service providers generally enter into an interconnection agreement with DTAG in order to allow their fixed-line telephony customers to call subscribers of other fixed and mobile telecommunications networks and to be called by third parties. The fees DTAG charges for its interconnection services are subject to an ex-ante review by the FNA. In addition, the FNA has ordered DTAG to publish a reference interconnection offer. DTAG's reference offer has been under review by the FNA. The currently existing interconnection agreement between alternative telephony service providers and DTAG may be terminated by DTAG and replaced with a standardized agreement based on the reference interconnection offer approved by the FNA. The Company has entered into an interconnection agreement with DTAG.

        Pursuant to the above mentioned ruling by the FNA of October 2007, our company is likewise obligated to grant interconnection to alternative network operators seeking termination in our network on a transparent and non-discriminatory basis. This includes our obligation to publish a reference interconnection offer.

Consumer Protection

        Pursuant to the Telecommunications Act and the Telecommunications Customer Protection Ordinance ("Telekommunikations-Kundenschutzverordnung—TKV") of December 11, 1997, KDG is obligated to comply with various provisions for the special protection of end-users (customers) as regards, among other things, (i) the formation of agreements, (ii) the subject matter and the termination of contracts and certain rights and obligations of the contracting parties and of third parties engaged in telecommunications traffic, (iii) quality of service, (iv) details of delivery periods, (v) the operator's liability vis-à-vis the end-customers, (vi) the way in which reference is made to standard terms and conditions and fees, (vii) requirements deriving from the Universal Service Directive, (viii) entries in directories and directory enquiry service databases, (ix) the blocking of the subscriber's line, (x) itemized bills, (xi) out-of-court dispute resolution procedures for customers and (xii) declaration from property owners.

        There exists a number of draft proposals to amend the Telecommunications Act and other federal acts with special regard to consumer protection issues. The legislator intends to implement these proposals before the end of 2008. The proposed changes aim at, inter alia, facilitating the termination of agreements by end-users, stricter rules for operator customer acquisition practices and enforcement of legal remedies, especially with regard to unwanted telephone marketing. The final shape of these provisions is not determined as of yet.

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

        Furthermore, any person offering publicly available telephone services is obligated to provide all users with free access to emergency services by using the European-wide emergency call number "112" and any additional national emergency call numbers.

        Each service provider is obligated to make appropriate technical arrangements or take other measures in order to protect the privacy of telecommunications and personal data and telecommunications and data processing systems against (i) unauthorized access, (ii) any faults which would result in considerable harm to telecommunications networks and (iii) external attacks and the effects of natural disasters. In addition, it is obligated to nominate a security commissioner ("Sicherheitsbeauftragten") and to draw up a security concept ("Sicherheitskonzept") setting out (i) which telecommunications systems are to be used and which publicly available telecommunications services are provided, (ii) any potential hazards, and (iii) which technical arrangements or other safeguards have been made or put in place or are planned.

Interception and Information Requests from Law Enforcement Authorities

        Each operator of a telecommunications system on which publicly available telecommunications services are provided has to provide, at its own expense, technical facilities for telecommunications interception by law enforcement authorities. The administrative and procedural details of the telecommunications interception are specified in the revised Telecommunications Interception Ordinance ("Telekommunikations-Überwachungsverordnung"), whereas the technical details (for example, relating to transmission protocols) are specified in the "Technical Guideline: requirements for the implementing of statutory telecommunications monitoring operations" ("Technische Richtlinie zur Beschreibung der Anforderungen an die Umsetzung gesetzlicher Maßnahmen zur Überwachung der

Telekommunikation"). The FNA regularly updates the technical guideline in order to reflect developments in technology, such as the use of e-mail and VoIP, for example.

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

        Even though the Recommendation does not provide for a national market for Internet access, the FNA has already conducted a market analysis with respect to Internet access services in Germany. However, within this market analysis, the Company was not deemed to have any significant market power within the market for Internet access services. Therefore we are not subject to any regulation due to the FNA's market analysis for the Internet access market.

        With regard to the provision of Internet access via our network certain statutory provisions apply. Internet access providers are generally not obligated to monitor the content transmitted via their telecommunications infrastructure if their role is strictly limited to the technical transport of the signals. Otherwise, certain monitoring obligations pursuant to the State Broadcasting Treaty (see below) may apply. There are current political discussions to tighten the obligations of Internet access providers to block certain traffic, especially illegal content with regard to protection of minors. The outcome of such discussions is unclear as of now. See also ITEM 4B. Provision of Telemedia Services.

Media Regulation

        Regulation of the media is subject to the legislative authority of each of the German federal states (Bundesländer). Each federal state has its own media law, all 16 federal states however, have also harmonized certain parts of their media laws in the state broadcasting treaty concerning broadcasting and so-called telemedia services (Rundfunkstaatsvertrag, or State Broadcasting Treaty). The State Broadcasting Treaty establishes the framework of the German broadcasting system. In particular, it provides for a regime designed to ensure that a diversity of views and opinions is secured and delivered in the mix of public and private radio and television channels and their respective programming. The State Broadcasting Treaty, together with the media laws of each of the federal states, regulates (i) the establishment and powers of regulatory bodies, (ii) the licensing of private broadcasters, (iii) notification requirements in connection with the (re-)transmission of radio and television programs, and (iv) the allocation and use of transmission capacities and digital platforms. The State Broadcasting Treaty—and as a corollary the media laws of the federal states—are under permanent revision, as the legislators see the need to adapt the law to technological and economical changes in the media field constantly.

        The State Broadcasting Treaty has recently been amended to introduce a distinctive "platform" regulation and specific rules concerning the scale and scope of obligatory digital retransmission of programs or bundles of programs. The scale and scope of such must-carry obligations has in certain parts been narrowed down which has a beneficial effect on our capacity to manage digital bandwidth in our networks. The revised treaty will come into force on September 1, 2008. The European Directive 89/552/EEC on the provision of audiovisual media services, which forms the basis of certain of the provisions in the State Broadcasting Treaty, has been amended per the end of 2007 (Audiovisual Media Services Directive). The amendments include reductions of the regulatory burden on Europe's providers of TV and TV-like services to provide them with more flexibility for financing audiovisual content by new kinds of advertising. However, they also include new definitions of linear and non-linear services which might have an effect on the German distinction between broadcasting and telemedia services in general and an adverse bearing on the must-carry obligations, our near-video-on-demand and potential future on-demand services in particular. The amendments will have to be transferred into national law by the end of 2009. The outcome and the implications are not yet clear as of now.

        The establishment, the functions and the obligations of the public broadcasters are regulated separately.

The Regulatory Bodies

        As a rule, each German federal state has established its own independent regulatory body, the state media authority ("Landesmedienanstalt"), for the regulation of the private broadcasting sector and platform providers. The states of Berlin/Brandenburg and Hamburg/Schleswig-Holstein have established a joint regulatory body. A number of joint committees among the state media authority exist to coordinate certain aspects of media regulation.

        The state media authorities are primarily responsible for the licensing and supervision of private broadcasters and the allocation of transmission capacities for radio and television channels. In most states, they are also required to run, or to supervise, "open channels" (amateur radio and television channels). The state media authorities have the power to supervise the compliance with, and to intervene against infringements of the provisions of the State Broadcasting Treaty regulating matters as the use of conditional access systems, application programming interfaces and electronic program guides and the charging of fees from broadcasters and other content providers.

        The state media authorities have various powers to enforce compliance with the law. Any decisions of the state media authorities can be challenged before the competent administrative courts. The regulatory body in the field of telecommunications, the FNA, has similar jurisdiction and powers with respect to the subject matters mentioned above. Such double regulation has a potential adverse effect on our business.

License and Notification Requirements

        Private broadcasters are required to obtain broadcasting licenses from the competent state media authority in accordance with applicable state laws. In contrast, the operation of cable networks for the transmission of radio and television programs does not currently require a license from a state media authority. In certain states, however, a notification to the state media authority is required in connection with the operation of cable networks. The new State Broadcasting Treaty will introduce a general notification requirement for digital platform providers. In addition, the analog and/or digital transmission of radio and television channels transmitted via cable networks must be notified. The operators of cable networks and other relevant parties are also required to notify the state media authorities of (i) the use of conditional access systems and electronic program guides, (ii) title to application programming interfaces, and (iii) their feed-in fees. This requirement also applies with respect to subsequent changes of the foregoing.

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

        Art. 31 sec. 1 of the Universal Service Directive of the European Communities (the Universal Service Directive) is the blueprint of the before-mentioned clarification. It requires a proportional "must-carry" regime and does not distinguish between analog and digital transmission of radio and television channels. In addition, the Universal Service Directive requires a periodic review of the "must-carry" regime.

        Consequently, the State Broadcasting Treaty provides for a review of the currently applicable "must-carry" regime on a regular basis. Said requirements of the Universal Service Directive must also be implemented into the other relevant legislation of the states. Therefore, the "must-carry" regime must be reviewed periodically on all national levels and could become still less strict in the future, in particular with respect to the analog transmission of radio and television channels. In order to push this process of deregulation, the German cable association (Deutscher Kabelverband) filed a complaint with the European Commission which in 2006 has led the European Commission to open formal infringement proceedings against Germany. In its reply, Germany has rebutted the Commission's view asserting that the existing regimes are lawful. The Commission has, in principle, upheld its position. The final outcome of this complaint has not yet been determined, as the case is resting until the European Court of Justice (see below) has come to a decision. Kabel Deutschland has filed a suit against a ruling of September 2005 by the media authority of Lower-Saxony pursuant to which the full analog cable spectrum is allocated to the authorities decision under to the current regulatory regime. The claim is based, inter alia, on the argument that the allocation of the full analog spectrum is a violation of the art. 31 sec. 1 of the Universal Service Directive. The administrative court in charge of the matter has referred the case to the European Court of Justice for a preliminary ruling to have this (and other) questions answered. The outcome is unclear as of yet. A decision is to be expected around by March 2008.

Allocation and Use of Analog Transmission Capacities

        As stated above, regulations regarding the analog transmission of radio and television channels vary from state to state and cable network operators are generally not entirely free to allocate analog channels in their networks. Rather, the state media authorities make—in varying degrees in accordance with the respective state's media law—allocation decisions regarding which programs will be carried over the cable networks, in keeping with the states' responsibility for ensuring that a diversity of views and opinions is secured in the mix and delivery of channels and programming. Regulations as of now do not explicitly state whether cable network operators are entitled to decide the amount of capacity they devote or use for the broadcasting of radio or television channels and which amount they devote or use for other services such as Internet access. However, the new State Broadcasting Treaty as of September 2008 will, at least for digital capacities, contain provisions confirming the cable operators' entitlement to make such allocation decision. It is also not clearly stated whether or not the cable network operators can freely determine which capacities they use for analog and for digital transmission. Some of the state media authorities seem to be of the opinion that it is not the cable network operators who are entitled to decide on these questions. Some state media laws or statutes of the state media authorities expressly state the number of cable channels that must be used for the analog transmission of television programs. Channels will be given preference by the state media authorities if they are deemed to contribute to the diversity of views and opinions in the respective state so that the state's mix of channels and programs reflects a range of political, religious, cultural, social and ethnic views.

        In general, state media authorities prioritize the allocations of channels based on the following order:

  •
  channels of the respective state's public broadcasters;

  •
  channels of private broadcasters (including local and regional channels) licensed in the respective state and open channels;

  •
  general interest channels of private broadcasters;

  •
  special interest channels of private broadcasters; and

  •
  other programs

  •
  telemedia services.

        The specific allocation of channels varies from state to state, and rules relating to the allocation of radio channels are usually somewhat less strict than those relating to television channels. In certain states, the state media authorities make allocation decisions regarding all or almost all of the analog channels available in the network. In other states, the law defines a number of "must-carry" channels, while the network operator is entitled to allocate the remainder of the capacity. An increasing number of states have adopted more liberal allocation regimes which grant network operators the right to allocate a limited number of channels, subject to certain legal constraints and as long as such allocations do not conflict with the state media authority's policy with respect to the diversity of opinions. In some cases, a certain portion of channels is given to the network operator to be allocated as they see fit under purely economic considerations (within the confines of the general laws). Whereas the state of Bavaria went farthest in deregulating its media law to reduce the must-carry obligations to limited number of channels. However, the recent past has also seen a re-regulation of previously more liberal regimes, such as in the state of Saarland.

        In those states where the state media law grants preference to channels that are terrestrially receivable within the state, the introduction of digital terrestrial television in several metropolitan areas in Germany also affects the allocation of analog cable capacities. Digital terrestrial television (DTT) allows for the reception of 12 to 24 channels, which according to the interpretation of the law by some media authorities leads to a "must-carry" status of the digital terrestrial channels. We have challenged in court such interpretation of the law in the case of a September 2005 ruling by the media authority of Lower-Saxony (see already above). Because of doubts of the conformity of said interpretation with European law (especially art. 31 sec. 1 of the Universal Service Directive), the court referred the case for a preliminary ruling to the European Court of Justice in June 2007. A ruling in our favor could potentially clear the way and provide general guidelines for more liberal media laws in the states in the future. Broadcasters have the right to file a complaint with the relevant state media authority in the event that cable network operators unlawfully refuse to transmit their signals. The state media authorities are vested with the power to order the transmission of channels upon such complaints, provided that the respective broadcasters programs enjoy "must-carry" status or that the network has sufficient excess capacity. Whether or not the broadcasters, in particular those enjoying "must-carry" status, are entitled to assert claims for distribution directly against the cable network operator is unclear. It is also not uncontested, yet asserted by us and now standard practice, that a cable network operator's obligation to transmit "must-carry" programs is subject to the conclusion of a carriage agreement with the respective broadcaster. In the absence of such a carriage agreement, it has proven difficult for the cable network operator to claim carriage fees.

Allocation and Use of Digital Transmission Capacities

        The State Broadcasting Treaty also governs the digital transmission of television channels. The State Broadcasting Treaty prioritizes the allocation of digital transmission capacities in three different categories of channels:

  •
  First Tier:    Each operator of a telecommunications cable network must reserve the equivalent capacity of a maximum of three analog channels for the transmission of all channels of the respective state's public broadcasters. According to current political discussions, such limit might be removed in the future, the consequences of which for our business are unclear as of now. Furthermore, each network operator must allocate the transmission capacity equivalent to one analog television channel to regional and local television channels of private broadcasters licensed to broadcast in the relevant state and open channels (where those exist). In the new State Broadcasting Treaty effective from September 1, 2008, this capacity limit is no longer mentioned, which might have a beneficial effect on our capacity management. Cable network operators are also required to transmit the two television channels of private broadcasters that are distributed nationwide and achieve the largest coverage in Germany, as these are obligated by law to include local programming windows in order to foster diversity of views and opinions.

  •
  Second Tier:    Each cable network operator must allocate transmission capacity equivalent to one third of the total digital transmission capacity of his network on the basis that this mix of channels ensures a diversity of views and opinions, which allows for a certain degree of discretion.

  •
  Third Tier:    Cable network operators are free to allocate the remainder of the capacity subject only to certain general legal constraints.

        As mentioned above, the new State Broadcasting Treaty effective from September 1, 2008 will include a provision implicitly confirming that it is in the cable operator's discretion to determine which portion of capacity they allocate to the transmission of radio and television channels and telemedia services on the one hand, and telecommunications services on the other.

        The cable network operator is not entitled to de-bundle the digital program packages of public and private broadcasters and to compile their contents and other programs into new program packages for its own marketing without the broadcaster's consent. However, the Treaty as of September 2008 acknowledges the cable operator's right to make changes that serve to enhance technical efficiency as long as such changes do not have negative effects on the agreed-upon delivery standard. It is uncertain whether this entitlement includes the right to encrypt the digital broadcasting signal without the broadcaster's consent, in order to make sure that only entitled subscribers can watch the digital broadcasted contents.

        The rules regarding the allocation of digital transmission capacities for radio channels vary from state to state. The new Treaty as of September 2008 will however introduce unified must-carry obligations for radio channels.

Use of Technical Digital Platforms

        The operation of technical digital platforms for television is also governed by the State Broadcasting Treaty. A digital platform in the technical sense can be defined as the entirety of all infrastructure and technical means (e.g. CAS, subscriber management, transmission paths, etc.), which enable customers to receive, and providers to distribute, digital content of any kind. The new Treaty as of September 2008 will introduce a general platform regulation (see above) in an attempt to extend must-carry and related obligations to other digital delivery systems as well.

        Providers of telecommunication services via technical digital platforms, which distribute broadcast or comparable telemedia services, must guarantee that the distribution technology used in the technical digital platform allows diversity of offers. They are prohibited from restricting or discriminating against broadcasters or providers of telemedia, in particular, through the use of conditional access systems, application programming interfaces and navigators or pricing models. Moreover, providers of telecommunications services are required to notify the state media authorities of the use of conditional access systems and navigators and of the title to any application programming interfaces. See "License and notification requirements".

        The Bavarian state media authority ("Bayerische Landesanstalt für neue Medien—BLM") confirmed by order of July 23, 2004 that the navigator offered by KDG at that time complied with the regulatory requirements of the predecessor version of the State Broadcasting Treaty. Furthermore, in dismissing an objection to this order filed by an alliance of public broadcasters, the BLM stated that our navigator also satisfied the applicable regulatory requirements of the State Broadcasting Treaty as amended. However, at the present time, KDG does not use or offer this navigator expect as in the original digital receiver population the navigator was designed for.

        The Telecommunications Act also includes provisions applicable to the use and the licensing of conditional access systems and application programming interfaces. As pointed out above, the relationship between the provisions of the Telecommunications Act and of the State Broadcasting Treaty and between the authority of the FNA and the state media authorities has not been clarified by the latest legislation.

Regulation of Fees

        Under the State Broadcasting Treaty, fees for the transmission of radio and television channels and of telemedia services may not be restrictive or discriminatory. It is unclear whether this requirement also applies to fees for the licensing of conditional access systems, application programming interfaces and electronic program guides. The new Treaty as of September 2008 makes such interpretation more likely. The operators of cable networks are required to notify the state media authorities of their feed-in fees. See "License and notification requirements". And the state media authorities are authorized to review these fees. State media authorities are required to consult with the FNA before they decide upon investigated infringements of the State Broadcasting Treaty. However, due to the split of the legislative authority between the Federal government and the states, it is doubtful whether the introduction of regulation by the state media authorities of the fees that operators of cable networks charge broadcasters is in line with German constitutional law.

Provision of Telemedia Services

        Under German law, the provision of electronic content offerings other than broadcasting services or pure telecommunications services, such as electronic press, teleshopping services, or video-on-demand offers, are regulated by the Telemedia Act in force since March 1, 2007 (Telemediengesetz) and the current State Broadcasting Treaty, likewise in force since March 1, 2007 (until that time, these services were regulated as Media Services in a separate treaty). For the regulations to apply it does not matter whether the electronic content service is delivered via fixed-line telephony networks, cable networks or other means of distribution or whether the delivery is based on the Internet Protocol or any other transmission standard. The former distinction between tele services and media services has been abolished under the State Broadcasting Treaty and the Telemedia Act. These changes do not have substantial consequences for our business. Recent discussions concerning the implementation of the revised Audiovisual Media Services Directive into German law until the end of 2009 (see above) may lead to changes in the differentiation between broadcasting and telemedia services, the outcomes and effects of which are however unclear at the moment.

        The provision of a telemedia service does not require a license from, or a notification to, any regulatory body, as long as it is not a telemedia service "comparable to broadcasting". However, a notification to the state media authority of telemedia services distributed via typical television distribution platforms, such as cable networks, is best practice. In a decision, the European Court of Justice has ruled that so called near-video-on-demand offers qualify as broadcasting services under European law. According to this decision providers of near-video-on-demand services must comply with program quotas for European productions, which could make it difficult to furnish near-video-on-demand offerings with "Hollywood blockbusters" only. This decision may also result in near-video-on-demand operators in Germany being prohibited from incorporating adult content into their offerings because under German regulation such content is allowed in telemedia but not in broadcasting offerings. Again, it is unclear what effect the revised Audiovisual Media Services Directive might have on German national media law in this regard.

        In this context, the State Treaty on the Protection of Minors in Broadcasting and Telemedia (Jugendmedienschutz-Staatsvertrag), as amended, provides for the admissibility of adult content offerings under specified conditions, namely ensuring that such content is only made available to closed groups of users. The competent regulatory bodies of the German states have issued guidelines how a provider of telemedia services can meet the legal conditions, e. g. by way of identification and age verification systems. As regards the current adult content telemedia service available via KDG's digital platform, the regulatory bodies have found that the system installed by KDG fully meets the safeguarding conditions.

Zoning Laws

        German zoning laws currently restrict the installation of satellite dishes in certain areas. In addition, contracts with residents of multi-unit dwellings may, and usually do, prohibit tenants from attaching satellite dishes to their apartments if they are connected to a cable network. However, this may change in the future. The European Commission published a communication claiming that the EU's rules on free movement of goods and services prohibit national restrictions on the individual reception of satellite television signals. While restrictions on individuals resulting from contracts with housing associations do not fall under these rules, the EU's current communication seems to exhibit a determination to remove this perceived barrier to the free movement of goods and services. As a result, German law may change in the future, which may ultimately result in an increase in the number of satellite users and intensify competition with satellite providers.

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

Important Business Developments

        During fiscal year 2007/2008 the Company continued with its strategy to become the leading triple play company in Germany. In order to attain this goal, among others the following actions were taken:

  •
  In July 2007, the Company finished a major restructuring effort in the Technical Operations department that had been kicked off in February 2007. The focus of the reorganization was to increase efficiencies by centralizing several service centers and by introducing an electronic disposition system for in-field technicians;

  •
  On May 18, 2007, the Company bought a 14.28% stake in Primacom. With this transaction, KDG increased its Primacom stake to 18.6%. On September 26, 2007 KDG tendered its entire stake in a public tender offer from Orion;

  •
  On May 21, 2007, Dr. Adrian v. Hammerstein became the new CEO of Kabel Deutschland;

  •
  In April 2007, the Company decided to launch a new TV product, a Personal Video Recorder (PVR), on a "Try and Buy" basis to its subscriber base. This is one of the first PVR offerings in the German market and over time is likely to change German TV viewer consumption behavior;

  •
  In the summer of 2007, the Company decided to in-source the telephony services and interconnections that were previously provided by an external service provider. The contract with this service provider was terminated. The switch-over worked smoothly and without disruptions;

  •
  In September 2007, the Company officially launched the 'Solo' product where customers may subscribe to telephony and internet services without necessarily subscribing to the Company's TV access product. This decision was an important milestone for the Company's overall product strategy;

  •
  On September 13, 2007, KDG announced the marketing start of Kabel Internet & Phone in the federal state of Lower Saxony which was upgraded in the months prior to marketing start. With this upgrade, KDG added another approximately 2.0 million Homes Passed upgraded;

  •
  On September 30, 2007, the Company announced the acquisition of approximately 1.1 million cable television subscribers from Orion for approximately €500.0 million;

  •
  On December 21, 2007 the Company started a trial in the city of Hamburg deploying the new cable software version DOCSIS 3.0, in order to test Internet download speeds of up to 100 MBit/s. The successful test marked a milestone in the cable business demonstrating the superior network infrastructure. This test might be important for new product offerings in the future; and

  •
  KDG generally improved its product line-up throughout the year, i.e. offering inexpensive fixed line telephony access, increasing speeds in the broadband business to 30 MBit/s (end of the fiscal year) starting at 10 MBit/s (beginning of the year) for its so-called "Deluxe"-product and enhancing the pay TV product by adding/exchanging TV channels.

C.    Organizational Structure

        As of March 31, 2008, the following is a list of our significant group companies and our proportion of share-holding in each company: See also ITEM 6E Group Structure.

Fully consolidated companies (IFRS 3)		Registered office	Shareholding in %
1	Kabel Deutschland GmbH	Unterföhring
2	Kabel Deutschland Verwaltungs GmbH	Unterföhring	100.00
3	Kabel Deutschland Vertrieb und Service GmbH & Co. KG	Unterföhring	100.00
4	Kabel Deutschland Breitband Services GmbH	Unterföhring	100.00
5	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
6	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG	Kaiserslautern	100.00
7	Leto GmbH	Berlin	100.00
Companies consolidated at equity (IAS 28)
8	KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Braunschweig	24.00
9	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Wolfsburg	24.00
10	Kabelfernsehen München Servicenter Gesellschaft mit beschränkter Haftung—Beteiligungsgesellschaft—	Munich	24.00
11	Kabelfernsehen München Servicenter GmbH & Co. KG	Munich	30.22
12	Kabel-Service Berlin GmbH (Sold on April 30, 2008 with economic effect as of January 1, 2008)	Berlin	24.00
13	RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH	Hanover	43.80
14	RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	Hanover	52.63

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

        In many cases KDG leases space in the cable ducts of DTAG to house KDG's cable network. In relation to these leases, KDG is subject to contractual asset retirement obligations. Depreciation is charged over the normal useful life of the respective assets.

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

        The Senior Credit Facility is secured by all the assets of KDVS. See also ITEM 10C Additional Information.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

        We operate the business through four operating segments: Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation segment which primarily includes central services and corporate activities.

        We measure our financial performance in large part with reference to EBITDA. We define EBITDA as profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expenses (Adjusted EBITDA). Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that "Consolidated EBITDA" is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable television companies.

Impact of Inflation and Exchange Rate Fluctuations

        A portion of our costs is affected by inflation. We attempt to restrict increases in our costs below the rate of inflation through productivity improvements and capital expenditure. However, general inflation affects costs for our competitors and us.

        Our functional and reporting currency is the Euro. We have almost no revenues, and almost no expenses or liabilities that are denominated in currencies other than the Euros other than described below. We could incur significant currency exchange risks in relation to the Dollar denominated Senior Notes, although we fully hedged this exposure at the time of closing the Senior Notes over the initial five years or up until the first call date in July of 2009. In the future, if we incur other debt denominated in other currencies, such as Dollar denominated bank or bond debt, we could incur additional currency risk and related hedging costs.

        The exchange rate underlying our five year currency hedge was fixed at USD/EUR 1.2066 until 2009. A 1.0% increase (decrease) in the USD/EUR exchange rate subsequently to that would result in an incremental increased (decreased) notional amount to be repaid in 2014 of approximately €

5.1 million. Further a 1.0% increase (decrease) in the USD/EUR exchange rate would result in an incremental increased (decreased) annual interest payment of approximately €0.5 million after expiry of the currency hedge in 2009.

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We have no cash flow exposure due to rate changes on the Senior Notes because they will bear interest at a fixed rate.

        As of March 31, 2008, we had interest rate swaps with a notional amount of approximately €455.5 million which effectively exchanged the floating EURIBOR-based interest rate into a fixed interest rate of 3.705% per annum. In addition, we had interest rate caps of 4.2% per annum with a notional amount of approximately €151.8 million as of March 31, 2008. The remaining balance of the Senior Credit Facilities Tranche A and Tranche B of up to €867.7 million was not hedged and is therefore subject to fluctuations in the EURIBOR-based interest rate.

        A 100 basis points increase in the current EURIBOR rate would result in an increase of annual interest payments of €5.4 million and a 100 basis points decrease in the current EURIBOR rate would result in a decrease of annual interest payments of €6.6 million, based on a notional amount of the swaps of €455.5 million, notional amount of the cap of €151.8 million, €1,150.0 million debt outstanding and current EURIBOR levels of approximately 4.4%. Excluding the existing swap and cap arrangements, a 100 basis points change in the current EURIBOR rate would result in a change of €11.5 million annual interest payments.

        With regard on effect on net income and equity, a 100 basis points increase in the current EURIBOR rate would result in a decrease of €8.6 million and a decrease in the same amount would result in an increase in net income and equity of €8.2 million respectively.

Critical Accounting Estimates

        The preparation of our financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

        We have summarized below our accounting policies that require the more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect our results of operations and financial condition. For more information see the Notes to our consolidated financial statements included elsewhere in this Form 20-F.

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

Leases

Operating lease

        A lease is accounted for as an operating lease if all the risks and benefits incidental to ownership of the leased item remain with the lessor. Operating lease payments are therefore recorded on a straight-line basis over the lease term as an expense in the consolidated statement of operations.

Operating Lease for Customer Premises Equipment (CPE)

        To connect to Internet & Phone services as well as to receive digital TV, the Company leases the necessary equipment to customers. These leases for which the Company is the lessor, are classified as operating leases. Therefore, the Company capitalizes the equipment as fixed assets based on acquisition cost and the cost of removing the asset at the end of the lease. Over the useful life of 3 years, the assets are depreciated using the straight-line method.

Finance Lease

        In accordance with IAS 17 "Leases", assets leased under finance leases are recorded at the lower of fair value at the inception of the lease or the present value of the lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

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

Depreciation of Fixed Assets

        Depreciation is calculated based on the straight-line method over each asset's estimated useful life as follows:

Buildings and leasehold improvements	3 to 25 years
Technical equipment and machines	3 to 20 years
Property and equipment	3 to 15 years

        Gains and losses from derecognition of fixed assets are determined by deducting the carrying amount of the asset being sold from the proceeds received at the time of derecognition. The results are included in other operating income or in the corresponding expense line item. The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate at each financial year end.

Intangible Assets

Customer List

        In connection with the initial acquisition of the cable business by the Company in March 2003, approximately €681.7 million of the purchase price was allocated to the customer list. Further additions to the customer list that occurred during the twelve months ended March 31, 2008 and in the previous years are primarily related to the acquisition of Level 4 companies and subscribers. The weighted remaining useful life of the customer list is 3.92 years, 4.61 years and 5.55 years as of March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Other Intangible Assets

        Intangible assets which are purchased separately are recorded at cost. Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if they can be reliably measured at the acquisition date.

        Computer software is recorded at cost as an intangible asset.

        The Company recognizes intangible assets developed internally (consisting of software used by the company) to the extent the criteria in IAS 38 "Intangible Assets" are met. Development costs for internally generated intangible assets are recognized at cost to the extent the Company can demonstrate the technical feasibility of completing the asset, how the asset will generate future economic benefit, the availability of resources to complete the asset and the ability to measure reliably the expenditure during the development. If the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

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

        The amortization of other intangible assets with definite useful lives is based on the straight-line method over the assets' estimated useful lives. Amortization begins when the intangible asset is ready for use.

        The Company recognizes subscriber acquisition costs incurred to obtain new subscribers. The Company amortizes these costs over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period.

        The amortization expense is recognized in the statement of operations in the expense category consistent with the function of the intangible assets.

        The useful lives are estimated as follows:

Customer list	8.5 years
Software and licenses	1 to 10 years
Subscriber Acquisition Costs	1 to 8.5 years

        The appropriateness of the useful life for the customer list is validated on an annual basis.

Financial Instruments

Recognition and De-recognition of Financial Instruments

        Financial assets and liabilities are recognized when the Company enters into a contractual relationship with the respective counterparty or issuer. A financial asset is derecognized when:

  •
  the rights to receive cash flows from the asset have expired;

  •
  the Company retains the right to receive cash flows from the asset but has assumed an obligation to pay those cash flows in full without material delay to a third party under a "pass-through" arrangement; or

  •
  the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

        A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

        Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recorded in the consolidated statement of operations.

Financial Assets

        Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are initially recognized they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All purchases and sales of financial assets in the ordinary course of business are recognized on the date on which control over the asset changes.

Financial assets at fair value through profit or loss

        Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognized in the consolidated statement of operations.

Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statement of operations when the loans and receivables are extinguished or impaired as well as through the amortization process.

Available-for-sale financial assets

        Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is sold or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the statement of operations.

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

Derivative Financial Instruments

        Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from financing activities. In accordance with IAS 39 "Financial Instruments: Recognition and Measurement", all derivative financial instruments are accounted for at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the statement of operations or in the statement of changes in equity under cash flow hedge reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in the consolidated statement of operations. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100% effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as a cash flow hedge reserve.

        If derivative financial instruments are not 100% effective, the difference between the fair value and the changes in fair value of the related underlying contract is recognized in the consolidated statement of operations. The portion of the change in fair value not covered by the underlying transaction is immediately recognized in the consolidated statement of operations. If hedge accounting cannot be used by the Company, the change in the fair value of derivative financial instruments is recorded in the consolidated statement of operations.

Equity Investments in Associates

        Investments in associates are accounted for using the equity method at the investor's share of equity pursuant to IAS 28 "Investments in Associates". The Company's share of income, reduced by distributions and amortization of write-ups in amortizable assets from purchase accounting is disclosed in the fixed asset register as a change in equity investments.

Trade and Other Receivables

        Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

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

        If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and recoverable amount, i.e. the higher of the present value of estimated future cash flows discounted at the financial asset's original effective interest rate and fair value less cost to sell. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

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

Employee Benefits

        Under the Company's pension plans, KDG provides employees post-employment benefits under a defined benefit plan. The benefits are unfunded.

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

        If the benefits of the pension plan improve, the share of those plan improvements relating to the employees' previous years of service will be recognized as an expense on a straight-line basis over the period in which the claims vest. If the claims have already vested, the prior service cost is expensed immediately.

        In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in the consolidated statement of operations until the cumulative outstanding amounts exceed a corridor of 10% (corridor approach) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to the consolidated statement of operations over the remaining average service life of the employees entitled to pensions.

Other Provisions

        Other provisions are recognized in the consolidated balance sheet pursuant to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" when a legal or constructive obligation to a third party arises as a result of past events, an outflow of resources embodying economic benefits will be required to settle the obligation and the anticipated amount of the provision can be reliably estimated. Non-current other provisions are stated at their discounted settlement value on the balance sheet date where the effect of the time value of money is material.

Revenue and Other Income

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The different types of revenue are recognized as follows:

Installation and Network Connection

        Revenue from the installation of the cable connection and the network connection is recognized when the services have been rendered, the costs incurred can be measured reliably and the Company is not obliged to provide any future network connection or installation services.

Rendering of Services

        Revenue generated by the delivery of analog and digital pay products, internet and telephone services, as well as carriage fees and digital playout facility fees paid by television broadcasters, are recognized when services have been provided, the costs incurred can be measured reliably and the Company is not obliged to provide any future services. Prepayments are accounted for by deferring the received payments and amortizing them straight-line over the service period.

        When free months are offered to customers in relation to a subscription, the Company recognizes the total amount of billable revenue in equal monthly installments over the term of the contract provided that the Company has the enforceable and contractual right to deliver the customer with the products after the promotional free month period. If free months are given without a contract at the beginning of a subscription period, the company does not recognize revenues during the free months as the customer's continuance is not assured.

Sale of Goods

        Revenue for the sale of digital set-top boxes, cable modems, and other goods (Customer Premises Equipment—CPE) is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Costs in connection with returns are accounted for by accruing the respective amount. If the Company acts as an agent, revenue is only recognized in the amount of the sales commissions.

Multiple Elements Arrangements

        For bundled services in multiple element arrangements the Company recognizes revenue for each element on the basis of the relative fair value of each item in the transaction, if there is an evidence of fair value.

Share-Based Payments

        The Company applies IFRS 2 "Share-Based Payment". Under IFRS 2, plans which result in share-based payment transactions have to be accounted for as cash-settled if the interest holder will receive a payment in cash upon settlement rather than the underlying equity instruments. Due to the terms of the different programs at KDG, it is highly likely that the general partner of Cayman Cable Holding L.P. (the Partnership) will exercise the existing repurchase option in most cases of the interest holders' termination of employment and settle in cash. Alternatively, employees leaving the Company may have the option to put their vested interests to Cayman for cash. In the case of a put or call, the employee is generally protected from decreases in fair value below their initial investment amount. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests in the Management Equity Participation Program I (MEP I) and in the Management Equity Participation Program IV (Indirect MEP IV), which are share acquisition programs the costs of cash-settled transactions are measured initially based on the notional amount paid.

        For MEP II and III, as well as the MEP IV Option program and MEP V, which all are option programs, the costs of cash-settled transactions are measured initially at fair value at the grant date using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted because it is typically not possible to reliably estimate the fair value of employee services received. This fair value is expensed over the period until vesting with recognition of a corresponding liability.

        For all MEP programs the services received during the vesting periods and, therefore, the corresponding liabilities, are re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the consolidated statement of operations.

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

        Income taxes relating to items recognized directly in equity are recognized in equity and not in the statement of operations.

        Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Key Judgments and Estimation Uncertainty

        The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in the consolidated statement of operations when better information is available.

Key Judgments

        In the process of applying KDG's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Derivatives

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

        Hardware devices are recognized as equipment in accordance with IAS 16 and amortized over the useful life of three years.

Operating Lease Cable Ducts

        In certain cases KDG leases space in the cable ducts of Deutsche Telekom AG (DTAG) to house KDG's network cable. The Company has determined that it retains no significant risks and rewards of ownership of these cable ducts and, therefore, accounts for the leases as operating leases. See Item 10C Material Contracts.

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

Derivatives

        The fair values of the derivative financial instruments as of the balance sheet date have been estimated at the net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). The total fair values of the derivative financial instruments amounted to minus €116.3 million, minus €53.2 million and minus €26.5 million as of March 31, 2008, March 31, 2007 and 2006, respectively.

Share-Based Payments

        As of March 31, 2006 and for periods prior to this, it was management's intention to settle MEP I using the formula price as stated in the respective limited partnership agreement. Effective April 19, 2006 and in connection with the 5th amendment to the limited partnership agreement, the controlling shareholders of Cayman Cable modified the settlement terms of MEP I interests in Cayman Cable Holding L.P to better reflect current market value conditions, changing the settlement formula from an EBITDA formula with fixed multiples to estimated fair value. The change in the fair price estimation resulted in an increase in personnel expenses in the amount of €36.8 million for the fiscal year ended March 31, 2007.

        Based on the 5th amendment to the limited partnership agreement, the fair value measurement for MEP IV interests is based on the same valuation methods as is used for MEP I.

        The measurement of the fair value at grant date with respect to the MEP II and MEP III option plans as well as to the MEP IV Option Program and MEP V is based on the Black-Scholes option pricing model. The main parameters, the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date were estimated by the Company.

        The Company recognized expenses with respect to all MEP plans in an amount of €23.0 million, €41.8 million and €19.2 million for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Internally Developed Software

        The Company recognized intangible assets developed internally (consisting of software used by the Company) to the extent the criteria of IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured. For the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively, approximately €2.5 million, €1.0 million and €3.0 million of costs for internally developed software were capitalized.

Customer List

        The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the average number of terminations and the term of the average contract life. The book value of the customer list amounted to €317.8 million, €382.4 million and €460.5 million for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Provision for Pensions

        With respect to the actuarial calculation of the provision for pensions, the Company estimated the future salary increases, future pension increases and the discount rate. As of March 31, 2008, March 31, 2007 and March 31, 2006, the provision for pensions amounted to €29.1 million, €24.2 million and €19.8 million, respectively.

Asset Retirement Obligations

        The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the technical facilities. Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Approximately 93% of KDG's obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDG assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years. The remaining 7% of the asset retirement obligations are divided into accruals for furniture, fixtures and miscellaneous restoration obligations. The asset retirement obligations amounted to €20.7 million, €20.6 million and €20.0 million as of March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Comparison of Operating Results for the fiscal years ended March 31, 2008 with March 31, 2007

Revenues

        The following chart gives an overview of the Company's revenues for the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007. Total revenues for the fiscal year ended March 31, 2008 increased by €103.7 million or 9.5% to €1,196.9 million from €1,093.2 million for the fiscal year ended March 31, 2007.

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Cable Access	867.1	845.6
TV/Radio	179.8	163.0
Internet & Phone	121.4	56.5
TKS	28.6	28.1

Total Revenues	1,196.9	1,093.2

Cable Access

        Cable Access contains all activities and services linked to the customer's physical access to the Company's cable network either directly to end customers or indirectly through commercial Level 4 operators or housing associations for which the Company charges a fee.

        Cable access is the primary basis for free and paid services offered by the Company, including TV and radio services and Internet & Phone services. In September 2007, the Company revised its strategy of requiring cable access as a basis for subscribing to Internet & Phone in order to reach customers not using cable television.

        Our cable access business generates revenues through subscription fees, installation fees and other revenues. Through our cable television access business we generated €867.1 million or approximately 72.4% of our total revenues for the fiscal year ended March 31, 2008.

  •
  Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our current cable access offering consists of between 33 and 41 analog television channels (depending on the region served) and up to 36 analog radio channels. In April 2006, the Company discontinued the analog access product offering for single family homes and now offers a digital access product instead. This basic digital service is offered under the brand name "Digitaler Kabelanschluss". This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total, up to 100 digital free-to-air (FTA) channels are now offered in the digital access product. The product has an enhanced electronic program guide (EPG) and access to a pay per view service. On March 1, 2007, the Company began to change the price on all access products delivered to single family homes to €16.90 per month. The new pricing is for both the analog and digital access services. In conjunction with the new price, the Company agreed to provide the set-top box to upgrade to digital access free of charge to the customer. The pricing initiative was implemented throughout the following twelve months and was fully implemented by the fiscal year ended March 31, 2008.

  •
  Installation and network connection fees and reimbursements.    Generally, each first-time subscriber is charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network.

  •
  Other revenues are revenues primarily generated from Level 4 services, e.g. maintenance service.

Cable Access Revenues

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Cable Access Subscription Fees	854.1	833.8
Installation Fees	7.6	7.0
Other Revenues	5.4	4.8

Total Cable Access Revenues	867.1	845.6

ARPU(16)	(€)
Cable Access	7.79	7.31

(16)
The cable access ARPU only relates to cable access subscription fees.

	As of March 31,
RGUs
	2008	2007
	(in thousand)
Cable Access	8,936	9,276

        For the fiscal year ended March 31, 2008 cable access subscription fees increased by €20.3 million or 2.4% to €854.1 million from €833.8 million for the fiscal year ended March 31, 2007. The increase in revenue primarily results from a price increase implemented in March 2007. For new single family customers connecting to our network we offer a digital access product with a free set-top box. We will continue to increase the digital penetration in our cable households served.

        For the fiscal year ended March 31, 2008 installation fees increased by €0.6 million or 8.6% to €7.6 million from €7.0 million for the fiscal year ended March 31, 2007 primarily due to cost reimbursements received from housing associations for the upgrade of our two way capable network.

        For the fiscal year ended March 31, 2008 other revenues increased by €0.6 million or 12.5% to €5.4 million from €4.8 million for the fiscal year ended March 31, 2007. This is related to the completion of a construction project where we acted as a subcontractor and built the Level 4 network for which we charged a housing association.

TV/Radio

        In addition to the cable access subscription business described above, the Company offers its own pay TV product portfolio. The Company's pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers 39 basic pay TV channels within seven genres (documentaries, movies and series, sports, entertainment, kids, music and erotic) primarily dedicated to a German speaking audience. Kabel Digital International comprises 43 foreign language Pay TV channels catering to the demand of Germany's ethnic populations. The Company sells its pay TV packages directly to consumers and, to a lesser extent, indirectly through certain Level 4 operators and an unaffiliated regional cable television operator. Under these agreements, the wholesale customer typically receives a discount to our listed retail subscription fee.

        In addition to serving its own subscriber base, the Company's digital playout center also delivers digital video signals to unaffiliated regional cable television operators in Germany for distribution to the subscribers served by these operators. Among the operators that used the service previously, only one remains from January 1, 2008. This operator is expected to discontinue the use of our digital playout services by the end of the calendar year 2008.

        Our TV/Radio business generates revenue through subscription fees, carriage fees, fees for services in connection with our digital playout facility and customer premise equipment (CPE; e.g. receiver) sales.

  •
  Pay TV subscription fees and CPE sales.    Homes connected to our network can receive the digital programming of the public broadcasters and the major private broadcasters free of charge if they are digital cable access subscribers and have a digital receiver (set-top box) and an activated smartcard. Customers can also subscribe to the Company's pay TV product portfolio containing Kabel Digital Home and Kabel Digital International as well as to a pay per view service. In addition, customers can subscribe to the Company's Digital Video Receiver (DVR) product, Kabel Digital+ containing an enhanced digital receiver with integrated hard disc drive as well as a more sophisticated EPG.

  •
  Analog carriage fees.    In addition to providing basic cable television services to its subscribers, the Company charges more than 200 national, regional and local television broadcasters carriage fees for delivering their television signals over the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also charges carriage fees for radio signals delivered via the network into subscriber homes.

  •
  Digital carriage fees are derived for the transmission of digital television programs on behalf of third party program providers. The Company also delivers the digital television programming offered by the public broadcasters, most of the large private free-to-air (FTA) broadcasters and the programs transmitted by an unaffiliated pay TV operator in Germany. In addition to receiving fixed carriage fees, the unaffiliated pay television operator pays the Company a variable fee based on the revenue generated from the subscribers receiving its pay television services via the cable network.

  •
  Playout facility fees.    The Company operates a digital playout facility, which in addition to serving our subscriber base with digital pay TV packages, encrypts and distributes programming received from third party program providers via leased satellite transponders to our network and to the networks of one other regional cable television operator in Germany. This operator is expected to discontinue by the end of the calendar year 2008 as this unaffiliated regional cable TV operator has developed its own digital playout facility.

Revenues TV/Radio

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Pay TV Subscription Fees	69.9	55.6
Analog/Digital Carriage Fees	100.0	99.6
Playout Facility Fees	1.1	2.0
Other Digital Revenues	8.8	5.8

Total TV/Radio revenues	179.8	163.0

ARPU	(€)
Pay TV	7.73	7.71
Kabel Digital+	3.33	n/a

Total blended TV/Radio	7.55	7.71

	As of March 31,
RGUs
	2008	2007
	(in thousand)
Pay TV	779	690
Kabel Digital+	60	2

Total TV/Radio RGUs	839	692

        Pay TV subscription fees increased substantially by €14.3 million or 25.7% to €69.9 million in the fiscal year ended March 31, 2008 from €55.6 million for the fiscal year ended March 31, 2007 primarily resulting from a rapidly growing subscriber base. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

        Carriage fees increased by €0.4 million or 0.4% to €100.0 million in the fiscal year ended March 31, 2008 from €99.6 million for the fiscal year ended March 31, 2007. The future development of carriage fees will depend on the number of subscribers connected to our network. Until December 31, 2007 the Company paid a portion (approximately 38%) of certain revenues derived from digital carriage fees to the unaffiliated regional operators based on the number of subscribers served. KDG recorded €4.9 million of pass through revenue as cost of services rendered for the fiscal year ended March 31, 2008 and €6.9 million in the fiscal year ended March 31, 2007. These fees are now paid directly to the regional cable operators by the Pay TV operator.

        Playout facility fees decreased by €0.9 million or 45.0% to €1.1 million in the fiscal year ended March 31, 2008 from €2.0 million for the fiscal year ended March 31, 2007. Revenues related to playout facility fees will continue to decrease and are expected to be completely eliminated by the end of the year 2008.

        Other digital revenues increased by €3.0 million or 51.7% to €8.8 million in the fiscal year ended March 31, 2008 from €5.8 million in the fiscal year ended March 31, 2007. This increase is primarily related to Kabel Digital+ revenues and is expected to continue in the future.

        The total blended TV/Radio ARPU decreased by €0.16 or 2.1% to €7.55 in the fiscal year ended March 31, 2008 compared to €7.71 in the fiscal year ended March 31, 2007. In general the ARPU has decreased due to the introduction of Kabel Digital+, which is generally offered 3 months free of charge.

Internet & Phone

        The Company can offer Internet & Phone services to those homes which are passed by its upgraded bi-directional network (630 MHz) and where we have the ability to market our products (Marketable Homes). As of March 31, 2008, the Company passed approximately 10.9 million homes with an upgraded network which had return path capability to enable two-way communication. The Company offers Internet and Phone products independently; however, most customers subscribe to bundled offerings of Internet & Phone. Prior to September 2007, the Internet & Phone product was only offered to customers who subscribed to cable television access; since then we also offer Internet & Phone to non-cable television access subscribers. As of March 31, 2008, the Company served approximately 421 thousand subscribers which generated approximately 393 thousand Internet and 361 thousand Phone RGUs.

Internet & Phone

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Subscription Fees (recurring)	115.8	55.2
Installation Fees and other non-recurring revenues	5.6	1.3

Total Internet & Phone Revenues	121.4	56.5

ARPU	(€)
Kabel Internet & Kabel Phone blended	19.11	21.53

	As of March 31,
RGUs
	2008	2007
	(in thousand)
Kabel Internet	393	179
Kabel Phone	361	152

Total Internet & Phone RGUs	754	331

        Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

        In the fiscal year ended March 31, 2008, subscription fees increased substantially by €60.6 million or 109.8% to €115.8 million from €55.2 million for the fiscal year ended March 31, 2007. This increase was primarily due to the doubling of Internet & Phone RGUs.

        In the fiscal year ended March 31, 2008, installation fees and other non-recurring revenues increased by €4.3 million or 307.1% to €5.6 million from €1.3 million for the fiscal year ended March 31, 2007. This increase is related to an installation fee which was introduced in April 2007 by the company for all Internet & Phone products. Installation fees will continue to be a source of revenue.

        The Internet & Phone ARPU decreased by €2.42 or 11.2% to €19.11 in the fiscal year ended March 31, 2008 from €21.53 for the fiscal year ended March 31, 2007 which was primarily driven by the decrease in price in order to be more competitive in the fast growing Internet & Phone market. Another reason is the increasing percentage of subscribers taking bundled products which are generally offered at a discount price compared to prices for the stand-alone products.

        Going forward, the Company expects Internet & Phone ARPU to stabilize over time as the market matures.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

        TKS, a wholly owned subsidiary of KDVS, provides cable access, internet and phone services to NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (DTAG) who prefer English language bills.

        Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases, such as prepaid mobile phones, cash cards, and telecommunication related products and services.

TKS Revenues

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Billing services revenues	7.2	8.5
Internet Revenues	6.4	5.9
Cable Television Revenues	4.6	5.0
Mobile Phone Services	4.5	1.2
Merchandise	4.0	6.6
Phone Services	1.3	n/a
Other Revenues	0.6	0.9

Total TKS Revenues	28.6	28.1

Subscribers

	As of March 31,
	2008	2007
	(in thousand)
TKS Subscribers (cable TV)	44	44

        TKS revenues increased by €0.5 million or 1.8% to €28.6 million for the fiscal year ended March 31, 2008 from €28.1 million for the fiscal year ended March 31, 2007. The increase is primarily related to higher revenues from Mobile Phone Services and the new TKS bundle product "surf'n talk" which was introduced in November 2007. Partly offsetting this positive impact was a decrease in revenues from billing services related to a reduction of military personnel based in Germany and a decrease in sale of merchandise.

Expenses

        The following chart gives an overview of the Company's expenses for the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007. Total expenses for the fiscal year ended March 31, 2008 increased by €43.3 million or 4.2% to €1,070.0 million from €1,026.7 million for the fiscal year ended March 31, 2007.

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Cost of Services Rendered	588.5	567.1
Selling Expenses	352.8	318.7
General and Administrative Expenses	128.7	140.9

Total Expenses	1,070.0	1,026.7

Cost of Services Rendered

        Cost of services rendered are costs related to the revenue generating business activities of the Company.

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Cost of Materials and Services	314.0	288.2
Personnel Expenses	44.2	63.0
Depreciation and Amortization	154.7	133.1
Other Cost and Expenses	75.6	82.8

Total Cost of Services Rendered	588.5	567.1

        In the fiscal year ended March 31, 2008, cost of services rendered increased by €21.4 million or 3.8% to €588.5 million from €567.1 million for the fiscal year ended March 31, 2007.

        Included in cost of services rendered for the fiscal year ended March 31, 2008 are costs related to the restructuring of the technical department of €5.5 million. These costs primarily relate to external service providers and should be eliminated as the restructuring process is finalized.

        Cost of materials and services primarily include Service Level Agreements with DTAG (SLA) which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition to SLA payments, cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the fiscal year ended March 31, 2008, cost of materials and services increased by €25.8 million or 9.0% to €314.0 million from €288.2 million for the fiscal year ended March 31, 2007.

        Expenses for SLAs decreased by €4.5 million or 2.7% to €165.0 million for the fiscal year ended March 31, 2008 from €169.5 million(17) in the fiscal year ended March 31, 2007. Due to the upgrade and roll out of our two way capable network in the state of Bavaria and Lower Saxony the Company entered into agreements to lease a fibre backbone covering the region. The Company was partly able to offset the increased cost of this backbone through unit price reductions related to other service level agreements.

(17)
To be able to compare the SLA expenses for the fiscal years ended March 31, 2007 and 2008 the figure for the fiscal year ended March 31, 2007 has been reclassified.

        In the fiscal year ended March 31, 2008, content costs, primarily for pay TV activities, increased by €8.9 million or 24.7% to €44.9 million from €36.0 million in the fiscal year ended March 31, 2007. The increase is related to subscriber growth and the addition of certain channels.

        Costs for interconnect increased by €8.3 million or 102.5% to €16.4 million for the fiscal year ended March 31, 2008 from €8.1 milion for the fiscal year ended March 31, 2007 related to the variable usage cost of phone subscribers. Interconnection costs will continue to rise with the number of phone subscribers.

        Network expenses increased by €6.0 million or 73.2% to €14.2 million for the fiscal year ended March 31, 2008 from €8.2 million for the fiscal year ended March 31, 2007 primarily due to the continued upgrade of our networks. As long as the Company continues to upgrade the network and to add additional capacity, network costs will increase.

        Costs for installation of modems decreased by €4.2 million or 95.5% to €0.2 million for the fiscal year ended March 31, 2008 from €4.4 million for the fiscal year ended March 31, 2007 due to the full impact of the capitalization of these costs which had started in November 2006.

        Other cost of materials and services increased by €11.3 million or 18.2% to €73.3 million for the fiscal year ended March 31, 2008 from €62.0 million for the fiscal year ended March 31, 2007. The increase primarily results from an increase of the maintenance costs and cost of materials from upgraded networks and substantial growth in our Internet & Phone product offerings.

        Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as expenses for the restructuring of the technical departments and non-cash expenses related to the Management Equity Participation program. In the fiscal year ended March 31, 2008 personnel expenses include €2.4 million(18) for current restructuring. In the fiscal year ended March 31, 2007 €11.6 million were accrued for the restructuring of the technical department. In the fiscal year ended March 31, 2008 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of €0.8 million compared to €0.3 million in the fiscal year ended March 31, 2007. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses decreased by €10.1 million or 19.8% to €41.0 million in the fiscal year ended March 31, 2008 from €51.1 million for the fiscal year ended March 31, 2007, primarily due to an achieved decrease in the number of employees as a result of the restructuring of the technical departments.

(18)
Thereof €1.1 million non-cash expenses are adjusted in terms of EBITDA.

        Depreciation and amortization expenses primarily include the depreciation of the network, capitalized leased transponders and the digital platform. In the fiscal year ended March 31, 2008, depreciation and amortization expenses increased by €21.6 million or 16.2% to €154.7 million from €133.1 million for the fiscal year ended March 31, 2007 primarily due to substantial investments made to upgrade the network for two way capacity.

        Other cost and expenses primarily include copyright fees, fees paid to the "Bayerische Medienanstalt", IT, rent for technical infrastructure and other miscellaneous expenses. In the fiscal year ended March 31, 2008, other cost and expenses decreased by €7.2 million or 8.7% to €75.6 million from €82.8 million for the fiscal year ended March 31, 2007. This decrease primarily results from the abolition of the fees paid to the "Bayerische Medienanstalt" due to a change in law which took effect on January 1, 2008 and decreased consulting expenses as the consulting process for restructuring measures was completed.

        Excluding the impact of non-cash amortization and depreciation and the MEP, total cash expenses included in cost of services rendered decreased by €0.7 million or 0.2% to €433.0 million for the fiscal year ended March 31, 2008 from €433.7 million for the fiscal year ended March 31, 2007.

Selling Expenses

        Selling expenses are expenses incurred to support the sales effort of the Company's products and services.

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Cost of Materials and Services	26.1	27.1
Personnel Expenses	71.4	70.5
Depreciation and Amortization	115.5	96.0
Other Cost and Expenses	139.8	125.1

Total Selling Expenses	352.8	318.7

        In the fiscal year ended March 31, 2008, selling expenses increased by €34.1 million or 10.7% to €352.8 million from €318.7 million for the fiscal year ended March 31, 2007. This is primarily due to the items discussed below.

        Cost of materials and services included in selling expenses are services related to the general distribution of our product packages. Cost of materials and services decreased by €1.0 million or 3.7% to €26.1 million for the fiscal year ended March 31, 2008 from €27.1 million for the fiscal year ended March 31, 2007.

        Personnel expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the fiscal year ended March 31, 2008 personnel expenses include €1.6 million related to the Management Equity Participation program compared to €2.7 million for the fiscal year ended March 31, 2007. In the fiscal year ended March 31, 2008 minor amounts related to the restructuring expenses are included compared to €1.0 million for the fiscal year ended March 31, 2007. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by €3.0 million or 4.5% to €69.8 million in the fiscal year ended March 31, 2008 from €66.8 million in the fiscal year ended March 31, 2007. The increase primarily resulted from an increase in the number of call center employees and from scheduled salary increases.

        Depreciation and amortization expenses primarily include the amortization of the customer list, capitalized sales commissions paid to the Company's call center representatives, and CPE. The amortization period for the capitalized subscriber acquisition costs depends on the product offered and is 8.5 years for our access products corresponding to the expected life average of the contracts and 12 or 24 months for our pay TV and Internet & Phone products corresponding to the fixed contract duration. Expenses related to depreciation and amortization increased by €19.5 million or 20.3% to €115.5 million for the fiscal year ended March 31, 2008 from €96.0 million for the fiscal year ended March 31, 2007 due to higher amortization of capitalized subscriber acquisition costs and CPE.

        Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. These costs increased by €14.7 million or 11.8% to €139.8 million for the fiscal year ended March 31, 2008 from €125.1 million for the fiscal year ended March 31, 2007 primarily due to increased bad debt. The bad debt expense increase is in line with the overall increase in accounts receivable. During the year, stringent cross-functional programs to tighten the collection process have continued to further leverage accounts receivable control. Collection of accounts receivable is expected to return to normal operating levels.

        Excluding the impact of non-cash amortization and depreciation and the MEP, total cash expenses included in selling expenses increased by €15.8 million or 7.2% to €235.7 million for the fiscal year ended March 31, 2008 from €219.9 million for the fiscal year ended March 31, 2007.

General and Administrative Expenses

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Personnel Expenses	64.5	76.1
Depreciation and Amortization	23.8	17.5
Other Cost and Expenses	40.4	47.3

Total General and Administrative Expenses	128.7	140.9

        General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered or selling expenses. General and administrative expenses include personnel, consultants, IT, rent and depreciation and amortization of software.

        In the fiscal year ended March 31, 2008, general and administrative expenses decreased by €12.3 million or 8.7% to €128.7 million from €141.0 million for the fiscal year ended March 31, 2007. This is primarily due to the items discussed below.

        Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the fiscal year ended March 31, 2008 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of €20.6 million compared to €38.8 million in the fiscal year ended March 31, 2007. In the fiscal year ended March 31, 2008 restructuring expenses in the amount of €0.2 million are included compared to €1.8 million for the fiscal year ended March 31, 2007. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by €8.2 million or 23.1% to €43.7 million in the fiscal year ended March 31, 2008 from €35.5 million in the fiscal year ended March 31, 2007. This increase is primarily resulting from an increase in the number of employees and from scheduled salary increases.

        Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the fiscal year ended March 31, 2008, these expenses increased by €6.3 million or 36.0% to €23.8 million from €17.5 million for the fiscal year ended March 31, 2007 primarily due to the amortization related to the Company's customer care and billing system, a new SAP system and other IT-applications.

        Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the fiscal year ended March 31, 2008, other cost and expenses decreased by €6.9 million or 14.6% to €40.4 million from €47.3 million for the fiscal year ended March 31, 2007. This primarily results from a decrease in IT expenses.

        Excluding the impact of non-cash amortization and depreciation and the MEP, total cash expenses included in general and administrative expenses decreased by €0.4 million or 0.5% to €84.3 million for the fiscal year ended March 31, 2008 from €84.7 million for the fiscal year ended March 31, 2007.

Profit from Ordinary Activities

        Profit from ordinary activities for the fiscal year ended March 31, 2008 increased by €59.8 million or 75.0% to €139.5 million from €79.7 million for the fiscal year ended March 31, 2007.

        The increase is primarily related to the issues discussed in the above sections.

Interest Income

        Interest income is derived from our bank deposits. In the fiscal year ended March 31, 2008 interest income decreased by €1.5 million or 41.7% to €2.1 million from €3.6 million in the fiscal year ended March 31, 2007.

Interest Expenses

        Interest expenses include interest accrued on bank loans, the Company's 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest expenses increased by €16.1 million or 10.3% to €171.8 million for the fiscal year ended March 31, 2008 from €155.7 million for the fiscal year ended March 31, 2007. This increase is primarily related to increased expenses from the Senior Credit Facility by €13.0 million.

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Senior Notes	78.5	78.5
Senior Credit Facility	81.6	68.6
Amortization of Capitalized Finance Fees	8.3	9.8
Finance Lease	2.9	2.7
Pensions	1.4	1.2
Asset Retirement Obligations	1.0	0.9
Interest Hedge	(3.1)	(8.7)
Other	1.2	2.7

Total Interest Expenses	171.8	155.7

        Outstanding interest bearing indebtedness as of March 31, 2008 increased by €60.0 million or 3.1% to €1,965.6 million from €1,905.6 million as of March 31, 2007 due to a higher capital need for the network acquisition, investments and upgrade of our network.

Accretion or Depreciation on Investments and other Securities

        In the fiscal year ended March 31, 2008 expenses in the amount of €3.8 million were recorded, whereas in the fiscal year ended March 31, 2007 income in the amount of €0.3 million was recorded. 2008 expenses result from a devaluation of the Company's current investments which were sold in October 2007.

Income from Associates

        Income from associates increased by €0.5 million or 125.0% to €0.9 million for the fiscal year ended March 31, 2008 from €0.4 million in the fiscal year ended March 31, 2007.

Loss before Taxes

        Loss before taxes decreased by €38.6 million or 53.8% to €33.1 million for the fiscal year ended March 31, 2008 from €71.7 million in the fiscal year ended March 31, 2007.

        This decrease is related to the issues discussed in the above sections.

Taxes on Income

        Tax expenses amount to €0.7 million for the fiscal year ended March 31, 2008 compared to €27.5 million in the fiscal year ended March 31, 2007. For the fiscal year ended March 31, 2008 taxes are comprised of deferred tax income in the amount of €0.1 million and current tax expense of €0.8 million. For the fiscal year ended March 31, 2007 taxes are comprised of deferred tax expense in the amount of €26.8 million and current tax expense of €0.7 million. As a result of the 2008 corporate tax reform, the combined income tax will be 29.79% from 2008. The anticipated tax rate of 29.79% (2007 and 2006: 39.19%) is based on the corporate income tax rate of 15.0%, a solidarity surcharge of 5.5% on corporate income tax and a trade tax rate of 13.96%.

Net Loss

        Net loss decreased by €65.4 million or 65.9% to €33.8 million for the fiscal year ended March 31, 2008 from €99.2 million in the fiscal year ended March 31, 2007.

        The decrease is related to the issues discussed in the above sections.

Adjusted EBITDA

        Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (Adjusted EBITDA) increased by €75.3 million or 19.7% to €457.8 million in the fiscal year ended March 31, 2008 from €382.5 million for the fiscal year ended March 31, 2007. The increase primarily relates to the rate increase implemented in relation to the roll-out of the digital access product and the growth in subscription revenues from pay TV and Internet & Phone offerings. In regard to cost and expenses, approximately €5.5 million of total cost and expenses are related to the restructuring of the technical department and are one-time in nature. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Fiscal Year Ended March 31,
	2008	2007
	(€ million)
Profit from Ordinary Activities	139.5	79.7
Depreciation and Amortization	293.9	246.6
MEP related non-cash Expenses	23.0	41.8
Restructuring Expenses	1.4	14.4

Adjusted EBITDA	457.8	382.5

Segment Reporting

        The following table reflects the allocation of adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(19) for the fiscal year ended March 31, 2008:

(19)
Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	(€ million)
Profit/Loss from Ordinary Activities	271.1	28.4	(35.2)	2.8	(127.6)	139.5
Depreciation and Amortization	207.9	20.2	39.0	1.7	25.1	293.9
MEP related non-cash Expenses	1.8	0.1	0.4	0.1	20.6	23.0
Restructuring Expenses	1.1	0.0	0.0	0.0	0.3	1.4

Adjusted EBITDA	481.9	48.7	4.2	4.6	(81.6)	457.8

Comparison of Operating Results for the fiscal years ended March 31, 2007 with March 31, 2006

Revenues

  Cable Access

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Cable Access Subscription Fees	833.8	829.1
Installation Fees	7.0	5.7
Other Revenues	4.8	4.5

Total Cable Access Revenues	845.6	839.3

ARPU	(€)
Cable Access	7.31	7.26

	As of March 31,
RGUs
	2007	2006
	(in thousand)
Cable Access	9,276	9,559

        For the fiscal year ended March 31, 2007 cable access subscription fees increased by €4.7 million or 0.6% to €833.8 million from €829.1 million in the fiscal year ended March 31, 2006 which primarily resulted from the introduction of the new product "Digitaler Kabelanschluss" with a higher price for our new customers in April 2006 and, to a lesser extent, a price increase for our existing customers in March 2007.

        The primary factor responsible for the increase of installation fees by €1.3 million or 22.8% to €7.0 million for the fiscal year ended March 31, 2007 from €5.7 million for the fiscal year ended March 31, 2006 relates to higher installation fees for the new product "Digitaler Kabelanschluss" implemented in April 2006.

  TV/Radio

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Analog/Digital Carriage Fees	99.6	99.0
Pay TV Subscription Fees	55.6	27.7
Playout Facility Fees	2.0	3.4
CPE Sold	1.1	5.4
Other Digital Revenues	4.7	2.3

Total TV/Radio revenues	163.0	137.8

ARPU	(€)
Pay TV	7.71	6.97

	As of March 31,
RGUs
	2007	2006
	(in thousand)
Pay TV	692	479

        The Company paid a portion (approximately 38%) of certain revenues from digital carriage fees to the unaffiliated regional operators based on the number of subscribers served. KDG recorded €6.9 million and €9.8 million pass through as cost of services rendered in the fiscal year ended March 31, 2007 and March 31, 2006, respectively.

        In the fiscal year ended March 31, 2007, pay TV subscription fees increased substantially by €27.9 million or 100.7% to €55.6 million compared to €27.7 million in the fiscal year ended March 31, 2006 resulting from a rapidly growing subscriber base.

        Fees received for the utilization of our playout facility decreased by €1.4 million or 41.2% to €2.0 million in the fiscal year ended March 31, 2007 from €3.4 million in the fiscal year ended March 31, 2006. This was due to regional cable TV operators starting to operate their own digital playout facilities and discontinuing the service provided by the Company.

        The primary factor for the decline of revenues from CPE sold by €4.3 million or 79.6% to €1.1 million in the fiscal year ended March 31, 2007 from €5.4 million in the fiscal year ended March 31, 2006 was related to aggressive product offers at a higher ARPU but with a free set top box included.

        The average ARPU increased by €0.74 or 10.6% to €7.71 in the fiscal year ended March 31, 2007 from €6.97 in the fiscal year ended March 31, 2006. This was primarily based on a price increase on certain pay TV products in June 2006.

  Internet & Phone

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Subscription Fees (recurring)	55.2	9.1
Installation Fees and other non-recurring revenues	1.3	0.7

Total Internet & Phone Revenues	56.5	9.8

ARPU	(€)
Kabel Internet	16.30	21.08
Kabel Phone	28.02	27.40

Kabel Internet & Kabel Phone blended	21.53	23.20

	As of March 31,
RGUs
	2007	2006
	(in thousand)
Kabel Internet	179	61
Kabel Phone	152	40

Total Internet & Phone RGUs	331	101

        In the fiscal year ended March 31, 2007, total Internet & Phone revenues increased by €46.7 million or almost fivefold to €56.5 million from €9.8 million in the fiscal year ended March 31, 2006. This increase was due to a sharp rise in the number of RGUs for Internet & Phone products.

        The Phone ARPU increased by €0.62 or 2.3% to €28.02 in the fiscal year ended March 31, 2007 from €27.40 in the fiscal year ended March 31, 2006 and the Internet ARPU decreased by €4.78 or 22.7% to €16.30 in the fiscal year ended March 31, 2007 from €21.08 in the fiscal year ended March 31, 2006. Both changes were driven by the increasing percentage of subscribers taking bundled products which were generally offered at a discount compared to prices for the stand-alone products.

  TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

  TKS Revenues

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Billing services revenues	8.5	8.6
Merchandise	6.6	7.5
Internet Revenues	5.9	3.0
Cable Television Revenues	5.0	5.3
Mobile Phone Services	1.2	0.0
Other Revenues	0.9	0.8

Total TKS Revenues	28.1	25.2

	As of March 31,
Subscribers
	2007	2006
	(in thousand)
TKS Subscriber (cable TV)	44	38

        In the fiscal year ended March 31, 2007, TKS revenues increased by €2.9 million or 11.5% to €28.1 million from €25.2 million in the fiscal year ended March 31, 2006 primarily due to higher revenues from Internet services and the new product TKS-Mobile.

Expenses

        The following chart gives an overview on the Company's expenses for the fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006. Total expenses for the fiscal year ended March 31, 2007 increased by €157.2 million or 18.1% to €1,026.7 million from €869.5 million in the fiscal year ended March 31, 2006.

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Cost of Services Rendered	567.1	490.1
Selling Expenses	318.7	277.0
General and Administrative Expenses	140.9	102.4

Total Expenses	1,026.7	869.5

Cost of Services Rendered

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Cost of Materials and Services	288.2	257.5	(20)
Personnel Expenses	63.0	53.4	(20)
Depreciation and Amortization	133.1	117.4
Other Cost and Expenses	82.8	61.8

Total Cost of Service Rendered	567.1	490.1

(20)
To be able to compare the results for the fiscal years ended March 31, 2007 and March 31, 2006 a reclassification in the amount of €14.1 million for the fiscal year ended March 31, 2006 was effected between Expenses for Materials and Services and Personnel Expenses.

        In the fiscal year ended March 31, 2007, cost of services rendered increased by €77.0 million or 15.7% to €567.1 million from €490.1 million in the fiscal year ended March 31, 2006. This was primarily due to the relevant items discussed below.

        Cost of materials and services increased by €30.7 million or 11.9% to €288.2 million in the fiscal year ended March 31, 2007 from €257.5 million in the fiscal year ended March 31, 2006.

        In the fiscal year ended March 31, 2007 content costs increased by €16.0 million or 80.0% to €36.0 million from €20.0 million in the fiscal year ended March 31, 2006 which was in line with subscriber growth.

        Costs for Interconnect increased by €7.1 million to €8.1 million in the fiscal year ended March 31, 2007 from €1.0 million in the fiscal year ended March 31, 2006. This was related to the variable usage of Phone subscribers. Interconnection costs will continue to rise with the number of Phone subscribers.

        Expenses for CPE (modems) and its installation increased by €5.7 million in the fiscal year ended March 31, 2007 from €4.6 million in the fiscal year ended March 31, 2006 related to the connection of new subscribers. In November 2006 the Company changed the standard customer contract for Internet & Phone so that the CPE now remains in possession of the Company.

        Network expenses increased by €4.1 million for the fiscal year ended March 31, 2007 due to the continued upgrade of additional networks.

        Personnel expenses included non-cash expenses related to the Management Equity Participation program in the amount of €0.3 million in the fiscal year ended March 31, 2007 compared to €0.6 million in the fiscal year ended March 31, 2006. The expenses related to the restructuring amounted to €11.6 million for the fiscal year ended March 31, 2007 compared to €4.2 million in the fiscal year ended March 31, 2006 due to further restructuring of the technical department. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by €2.4 million or 4.9% to €51.1 million in the fiscal year ended March 31, 2007 from €48.7 million in the fiscal year ended March 31, 2006. This increase was related to regularly scheduled salary increases which became effective in the beginning of 2006.

        Depreciation and amortization expenses primarily include the depreciation of the network, capitalized leased transponders and the digital platform. In the fiscal year ended March 31, 2007, depreciation and amortization expenses increased by €15.7 million or 13.4% to €133.1 million from €117.4 million in the fiscal year ended March 31, 2006 primarily due to the investments related to the upgrade of the network for Internet & Phone.

        Other cost and expenses increased by €21.0 million or 34.0% to €82.8 million in the fiscal year ended March 31, 2007 from €61.8 million in the fiscal year ended March 31, 2006. This was primarily related to costs for ongoing projects to improve the efficiency of our operating business especially in the technical department and to additional costs for IT in relation to the Internet & Phone roll-out.

        Excluding the impact of non-cash amortization and depreciation and the MEP, total cash expenses included in cost of services rendered increased by €61.6 million or 16.6% to €433.7 million for the fiscal year ended March 31, 2007 from €372.0 million for the fiscal year ended March 31, 2006.

Selling Expenses

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Cost of Materials and Services	27.1	19.4
Personnel Expenses	70.5	70.4
Depreciation and Amortization	96.0	88.2
Other Cost and Expenses	125.1	99.0

Total Selling Expenses	318.7	277.0

        In the fiscal year ended March 31, 2007, selling expenses increased by €41.7 million or 15.1% to €318.7 million from €277.0 million in the fiscal year ended March 31, 2006. This was primarily due to the items discussed below.

        Cost of materials and services increased by €7.7 million or 39.7% to €27.1 million in the fiscal year ended March 31, 2007 from €19.4 million in the fiscal year ended March 31, 2006 which was primarily related to increased CPE expenses in connection with the launch of the new product "Digitaler Kabelanschluss" in April 2006.

        Personnel expenses included non-cash expenses related to the Management Equity Participation program in the amount of €2.7 million in the fiscal year ended March 31, 2007 compared to €8.8 million in the fiscal year ended March 31, 2006. The expenses related to a planned restructuring amounted to €1.0 million for the fiscal year ended March 31, 2007 compared to €2.0 million in the fiscal year ended March 31, 2006. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by €7.2 million or 12.1% to €66.8 million in the fiscal year ended March 31, 2007 from €59.6 million in the fiscal year ended March 31, 2006 and primarily resulted from an increase in the number of employees and also from scheduled salary increases implemented in the beginning of 2006.

        Depreciation and amortization expenses increased by €7.8 million or 8.8% to €96.0 million in the fiscal year ended March 31, 2007 from €88.2 million in the fiscal year ended March 31, 2006 due to higher investments in capitalized subscriber acquisition costs.

        Other cost and expenses increased by €26.1 million or 26.3% to €125.1 million in the fiscal year ended March 31, 2007 from €99.0 million in the fiscal year ended March 31, 2006 primarily due to an increase in marketing and advertising expenses, expenses for sales support and bad debt expenses.

        Excluding the impact of non-cash amortization and depreciation and the MEP, total cash expenses included in selling expenses increased by €39.9 million or 22.2% to €219.9 million for the fiscal year ended March 31, 2007 from €180.0 million for the fiscal year ended March 31, 2006.

General and Administrative Expenses

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Personnel Expenses	76.1	41.1
Depreciation and Amortization	17.5	15.2
Other Cost and Expenses	47.3	46.1

Total General and Administrative Expenses	140.9	102.4

        General and administrative expenses increased by €38.5 million or 37.6% to €140.9 million in the fiscal year ended March 31, 2007 from €102.4 million in the fiscal year ended March 31, 2006.

        Personnel expenses included non-cash expenses related to the Management Equity Participation program in the amount of €38.8 million in the fiscal year ended March 31, 2007 compared to €9.8 million in the fiscal year ended March 31, 2006. The expenses related to the restructuring amounted to €1.8 million for the fiscal year ended March 31, 2007. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by €4.2 million or 13.4% to €35.5 million in the fiscal year ended March 31, 2007 from €31.3 million in the fiscal year ended March 31, 2006 primarily resulted from an increase in the number of employees and also from a tariff increase consummated in the beginning of 2006.

        Depreciation and amortization increased by €2.3 million or 15.1% to €17.5 million in the fiscal year ended March 31, 2007 from €15.2 million in the fiscal year ended March 31, 2006 primarily due to the amortization related to the Company's customer care and billing system and other IT-applications.

        Other cost and expenses increased by €1.2 million or 2.6% to €47.3 million in the fiscal year ended March 31, 2007 from €46.1 million in the fiscal year ended March 31, 2006. This increase primarily resulted from an increase in IT expenses.

        Excluding the impact of non-cash amortization and depreciation and the MEP, total cash expenses included in General and administrative expenses increased by €7.2 million or 9.3% to €84.7 million for the fiscal year ended March 31, 2007 from €77.5 million for the fiscal year ended March 31, 2006.

Profit from Ordinary Activities

        Profit from ordinary activities for the fiscal year ended March 31, 2007 decreased by €75.4 million or 48.6% to €79.7 million from €155.1 million in the fiscal year ended March 31, 2006.

        The decrease was primarily related to the issues discussed in the above sections.

Interest Income

        Interest income was primarily derived from bank deposits. In the fiscal year ended March 31, 2007 interest income increased by €0.8 million or 28.6% to €3.6 million from €2.8 million in the fiscal year ended March 31, 2006.

Interest Expenses

        Interest expenses include interest accrued on bank loans, the Company's 2014 Senior Notes, amortization of financing fees, interest on finance leases and other. Interest Expenses decreased by €59.4 million or 27.6% to €155.7 million for the fiscal year ended March 31, 2007, compared to €215.1 million in the fiscal year ended March 31, 2006. This decrease primarily resulted from the write-off of financing fees in the fiscal year ended March 31, 2006 related to the previous senior credit facility which was refinanced on May 12, 2006.

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Senior Notes	78.5	78.5
Senior Credit Facility	68.6	72.2
Amortization of Capitalized Finance Fees	9.8	66.9
Finance Lease	2.7	2.7
Pensions	1.2	1.0
Asset Retirement Obligations	0.9	0.7
Transaction Cost for Bridge Facility	0.0	7.5
Interest Hedge	(8.7)	(16.8)
Other	2.7	2.4

Total Interest Expenses	155.7	215.1

        Included in interest expenses for the fiscal year ended March 31, 2006 was a positive adjustment of €17.0 million related to a retroactive de-designation of the Company's hedge relationship.

        Outstanding interest bearing indebtedness as of March 31, 2007 decreased by €75.8 million or 3.8% to €1,905.6 million from €1,981.4 million as of March 31, 2006 due to the refinancing of our previous senior credit facilities at a reduced level on May 12, 2006. At the time of refinancing the Company used excess cash to lower the required debt needs.

Accretion or Depreciation on Investments and other Securities

        Income from accretion or depreciation on investments and other securities for the fiscal year ended March 31, 2007 increased by €0.4 million compared to the fiscal year ended March 31, 2006. In the fiscal year ended March 31, 2007 income in the amount of €0.3 million was recorded whereas in the fiscal year ended March 31, 2006 expenses in the amount of €0.1 million were recorded.

Income from Associates

        For the fiscal year ended March 31, 2007 income decreased by €51 thousand or 10.4% to €440 thousand from €491 thousand in the fiscal year ended March 31, 2006.

Taxes

        Taxes for the fiscal year ended March 31, 2007 increased by €15.8 million or 135.0% to €27.5 million from €11.7 million in the fiscal year ended March 31, 2006. Taxes were comprised of deferred tax expenses in the amount of €26.8 million and current income tax expenses in the amount of €0.7 million.

Net Loss

        Net loss for the fiscal year ended March 31, 2007 increased by €30.7 million or 44.8% to €99.2 million from €68.5 million in the fiscal year ended March 31, 2006.

        The increase in net loss was related to the issues discussed in the above sections.

Adjusted EBITDA

        Earnings before interest, taxes, depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (Adjusted EBITDA) decreased by €18.8 million or 4.7% to €382.5 million in the fiscal year ended March 31, 2007 from €401.3 million in the fiscal year ended March 31, 2006. The decrease primarily related to increased operating costs in connection with the roll out and increased sales activities of Internet & Phone. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Fiscal Year Ended March 31,
	2007	2006
	(€ million)
Profit from Ordinary Activities	79.7	155.1
Depreciation and Amortization	246.6	220.8
MEP related non-cash Expenses	41.8	19.2
Restructuring Expenses	14.4	6.2

Adjusted EBITDA	382.5	401.3

Segment Reporting

        The following table reflects the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation for the fiscal year ended March 31, 2007:

	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	(€ million)
Profit/Loss from Ordinary Activities	238.3	13.2	(51.9)	8.3	(128.2)	79.7
Depreciation and Amortization	202.9	12.9	12.2	1.4	17.2	246.6
MEP related non-cash Expenses	1.6	0.0	0.0	0.0	40.2	41.8
Restructuring Expenses	12.9	0.0	0.0	0.0	1.5	14.4

Adjusted EBITDA	455.7	26.1	(39.7)	9.7	(69.3)	382.5

Subsequent Events

        On April 30, 2008, KDG closed the acquisition of several companies from the Orion Group with 1.1 million CATV subscribers. The FCO approved the transaction which was signed during the fiscal year on April 4, 2008. The purchase price amounted to approximately €500.0 million and was fully funded through an increase in KDG's Senior Credit Facility. The transaction covers the acquisition of several entities listed below.

        An additional 30.0% direct share of KMG and indirect share of 4.2% of RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG and 5.0% of RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH was closed on June 30, 2008.

        In total, the acquisitions include the following entities at the stated percentage of voting equity:

        Directly held:

Tele Columbus Nord GmbH	100.0%
KMG KABEL-FERNSEHEN HANNOVER GmbH	100.0%
KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH	75.6%
KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH	72.5%
Kabel Deutschland Süd GmbH (previously Cor H Erste GmbH)	100.0%
Kabel Deutschland West GmbH (previously Cor H Zweite GmbH)	100.0%
Kabel Deutschland Nord GmbH (previously Cor H Dritte GmbH)	100.0%

        Indirectly held:

AEP Plückhahn Kabel GmbH	100.0%
RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	47.4%
RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH	56.2%
Urbana Teleunion Rostock GmbH & Co. KG	70.0%
Verwaltung Urbana Teleunion Rostock GmbH	50.0%

        Please note that the purchase price of the various transactions is based on financial information which is currently being prepared. Therefore, neither assets and liabilities nor contingent liabilities of the acquired entities can be presented at this point in time. As a result, it is impracticable to disclose the purchase price.

        As of April 30, 2008 the Company sold and transferred its share in Kabel-Service-Berlin GmbH to Tele Columbus GmbH for total consideration of €13.0 million.

        As of April 30, 2008 an amount of €535.0 million was drawn down under the Senior Add-on Facility. On the same day, the Company entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.410% per annum has a notional amount of €250.0 million and a one year duration. As of May 9, 2008 the granted loan amount of the Senior Add-on Facility was reduced by €115.0 million to €535.0 million from €650.0 million originally.

        In April 2008, we entered into a new 24-month collective bargaining agreement with the labor union representing our unionized employees. As a result, wages for employees increased by 3.7% from June 1, 2008 and will increase another 3.3% from April 1, 2009.

        On May 7, 2008, the Company announced that they have agreed with pay-TV operator Premiere on a new five year contract running until 2012. The contract governs the feed-in of the existing Premiere pay-TV channels over the Company's cable network.

        On May 14, 2008, the Company announced that the cooperation with Nagravision will be continued and Nagravision's new coding system will be introduced in autumn 2008.

        See also ITEM 4A History and Development of the Company.

B.    Liquidity and Capital Resources

COVENANTS

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

  •
  enter into agreements that restrict our subsidiaries' ability to pay dividends; and

  •
  consolidate, merge or sell all or substantially all of our assets.

        These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

        The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following range over time:

Test	Requirement
EBITDA to Net Interest	1.75 x–3.00 x
Senior Net Debt to EBITDA	4.00 x–2.00 x

        As of March 31, 2008 the ratio of EBITDA to Net Interest amounted to 2.81. The ratio of Senior Net Debt to EBITDA amounted to 2.61.

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

        The 2014 Senior Notes are subject to several affirmative and negative covenants which are generally less strict than under the Senior Credit Facility. The 2014 Senior Notes contain covenants including but not limited to limitations on indebtedness, limitations on asset disposals, limitations on distributions and reporting requirements. Each of the covenants is subject to a number of important exceptions and qualifications.

        Our principal source of liquidity on an ongoing basis is our operating cash flow. Our ability to generate cash depends on our future operating performance, which in turn depends to some extent on general economic, financial, industry, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in ITEM 3D "Risk Factors." In particular, our new emphasis on pay TV and Internet & Phone services could lead to increased volatility in our cash flows.

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

        On July 19, 2007, KDG increased its €200.0 million Revolving Credit Facility by €125 million to €325 million.

        On October 30, 2007 KDG secured a Tranche C under the Senior Credit Facilities in the amount of €650 million for an acquisition of Level 4 assets from Orion Cable announced on September 20, 2007. As per March 31, 2008, the transaction was still waiting final approval from the FCO and the €650 million Tranche C was undrawn. On closing of the transaction on April 30, 2008, the Tranche C was drawn in the amount of €535 million and the remaining €115 million cancelled on May 9, 2008.

        For further information on the balance of borrowings and maturity please refer to ITEM 17.

        In addition to our operating cash flows and cash on our balance sheet, we will have access to credit under the working capital facility under the Tranche B (see above, subject to certain conditions). In our opinion, our working capital is sufficient for our present requirements.

        Although we believe that our expected cash flows from operations, together with headroom under the revolver, will be adequate to meet our anticipated liquidity and debt service needs, we cannot be certain that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available in an amount sufficient to enable KDG to pay debts on maturity, including the Senior Notes, or to fund the digital cable television rollout, our network upgrade, or our other liquidity needs. See ITEM 3D "Risks relating to our indebtedness and our structure".

Cash flow for the Fiscal Year Ended March 31, 2008 compared to the Fiscal Year Ended March 31, 2007

        As of March 31, 2008 our cash balance amounted to €15.5 million and we had €259.0 million of credit available under our revolver.

        The following table shows a condensed version of our cash flow for the periods ended March 31, 2006, 2007 and 2008:

	Fiscal Year Ended March 31,
	2008	2007	2006
	(€ million)
Cash Flow from Operating Activities	444.7	360.0	399.3
Net Cash used in Investing Activities	(345.4)	(276.4)	(148.1)
Net Cash used in Financing Activities	(137.9)	(254.9)	(158.8)
Change in Cash and Cash Equivalents	(38.6)	(171.2)	92.5
Cash and Cash Equivalents at the beginnig of the period	54.1	225.1	132.8
Accretion/Depreciation on Investments and Other Securities	0.0	0.3	(0.1)

Cash and Cash Equivalents at the end of the period	15.5	54.1	225.1

Cash flow from Operating Activities

        Our cash flow provided from operating activities in the fiscal year ended March 31, 2008 increased by €84.7 million or 23.5% to €444.7 million from €360.0 million in the fiscal year ended March 31, 2007. This increase was driven by a significant lower net loss as a result of the revenue growth of 9.5% compared to the fiscal year ended March 31, 2007 and the containment of costs and expenses. The increase of the Company's revenues is mainly caused by higher Internet & Phone revenues. The increase of the cash flow provided from operating activities is also affected by an increase of trade payables.

        In the fiscal year ended March 31, 2007 our cash flow provided from operating activities decreased by €39.3 million or 9.8% to €360.0 million from €399.3 million in the fiscal year ended March 31, 2006. The decrease of the cash flow provided from operating activities was mainly caused by an increase of net loss as a result of higher cost of services rendered, selling expenses as well as general and administrative expenses based on the accelerated roll-out of its Internet & Phone services.

Net Cash used in Investing Activities

        Net cash used in investing activities increased by €69.0 million or 25.0% to €345.4 million for the fiscal year ended March 31, 2008 from €276.4 million for the fiscal year ended March 31, 2007. The increase was primarily related to increased investments in our network to pass additional homes with two way capability and increased sales and installation of premium services.

        In the fiscal year ended March 31, 2007, net cash used in investing activities increased by €128.3 million or 86.5% to €276.4 million from €148.1 million for the fiscal year ended March 31, 2006.

Net cash used in Financing Activities

        Net cash used in financing activities amounted to €137.9 million in the fiscal year ended March 31, 2008. Included in the cash flow from financing activities are proceeds of €391.0 million from Tranche B and repayments of €331.0 million. €177.1 million was used to pay interest and transaction costs.

        Net cash used in financing activities amounted to €254.9 million in the fiscal year ended March 31, 2007. Included was the repayment of €75.8 million of our senior credit facilities in relation to the refinancing in May 2006.

        This new Senior Credit Facility is now comprised of three tranches. As of May 12, 2006, the Senior Credit Facility was comprised of two tranches; a €1,150.0 million Term Loan Facility (Tranche A) and a €200.0 million Revolving Credit Facility (Tranche B), which was increased to €325.0 million on July 19, 2007. Tranche A and Tranche B mature on September 30, 2012. On October 30, 2007, we secured a third Tranche C under the Senior Credit Facility. The original amount available under Tranche C was €650.0 million, which was reduced by €115.0 million to €535.0 million on May 9, 2008. The final maturity date of Tranche C is March 31, 2013.

        KDG is highly leveraged and has significant debt service obligations. We believe that the funds generated from operations, together with existing cash and equivalents and revolving credit facility availability will be sufficient to meet operating and debt service requirements. We regularly assess our investment management approach in view of our current and potential future needs.

        Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on many general economic, financial and market factors, many of which are beyond our control, as well as on other factors discussed in ITEM 3D "Risk Factors". Considering those factors, we cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

Capital Expenditures

        In the fiscal year ended March 31, 2008, capital expenditures amounted to approximately €353.4 million. Of this amount the Company used approximately €175.4 million for the upgrade of the network for internet & phone services.

        Capital expenditures related to IT systems, licenses, software and intangible assets amounted to €63.0 million for the fiscal year ended March 31, 2008.

        Included in the capital expenditures are network acquisitions in the amount of €29.9 million. Thereof €20.9 million were allocated to customer list and €9.0 million to fixed assets. Financial assets in the amount of €4.6 million were related to the Orion acquisition, which is also mentioned in the Subsequent Events section.

        During the fiscal year ended March 31, 2008, KDG entered into a contract for the lease of an additional transponder. Therefore an amount of €2.4 million was capitalized and will be depreciated over the lease term.

C.    Research and Development, Patents and Licenses, etc.

        The Company has not undertaken any significant research or development over the past three years. Therefore, there were no significant amounts spent on company-sponsored research and development activities during each of the fiscal years ended March 31, 2006, 2007 and 2008.

D.    Trend Information

        See ITEM 5A Operating Results and 5 B Liquidity and Capital Resources.

E.    Off-Balance Sheet Arrangements

        There are no significant off-balance sheet arrangements that are likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditure or capital resources.

Purchase Obligations

        On September 17 and 18, 2007 Kabel Deutschland signed a purchase agreement with Orion to acquire approximately 1.2 million cable television subscribers. The closing occurred with effect from April 30, 2008. The scope of the transaction was reduced to approximately 1.1 million cable television subscribers and the purchase price was reduced from approximately €585.0 million to approximately €500.0 million. Please note that the purchase price of the various transactions is based on financial information which is currently being prepared. Therefore, neither assets and liabilities nor contingent liabilities of the acquired entities can be presented at this point in time. As a result, it is impracticable to disclose the purchase price.

F.     Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	Total	Less than 1 year		1–3 years	3–5 years		More than 5 years
	(€ million)
1. Long-term Debt Obligations(21)	2,761.7	211.1	(22)	294.3	1,382.7	(23)	873.6
2. Agreements with DTAG and Subsidiaries	634.0	237.4		278.6	32.2		85.8
3. License, Rental and Operating Lease Commitments	96.3	29.7		35.6	25.5		5.5
4. Other	116.7	106.6		7.4	1.0		1.7
5. Purchase Agreements	500.0	500.0	(24)	—	—		—

Total	4,108.7	1,084.8		615.9	1,441.4		966.6

(21)
Gross payment for debt and interest in Tranche A and B of the Senior Credit Facilities and Senior Notes.

(22)
As of March 31, 2008 the €325.0 million revolving facility under Tranche B of our Senior Credit Facilities was drawn in the amount of €60 million. Tranche B matures on March 31, 2012.

(23)
Tranche A matures on March 31, 2012. As of March 31, 2008 Tranche C was undrawn.

(24)
The €500.0 million relates to the purchase agreement with Orion signed during the fiscal year 2007/2008.

G.    Safe Harbor

Forward-looking statements

        This annual report includes forward-looking statements. These forward-looking statements include all matters that are not historical facts. These forward-looking statements can be identified by the use of forward-looking terminology, including terms such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases, including references to assumptions. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

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

        Please read the sections of this annual report entitled ITEM 3D Risk Factors, ITEM 4B Business Overview, ITEM 5A Operating Results and ITEM 5B Liquidity and Capital Resources for a complete picture of factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.

        We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the Exchange Act), and we are required to make periodic reports to the U.S. Securities and Exchange Commission (SEC) about KDG and KDG's business that are publicly available. In addition, we are subject to the ongoing reporting requirements of the Irish Stock Exchange. Apart from any requirements pursuant to these laws and rules we have no obligation to update publicly or revise any forward-looking statements in this annual report, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this annual report.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        In accordance with German corporate law we are managed by a Management Board (Geschäftsführung) and supervised by a Supervisory Board (Aufsichtsrat). These two boards are separate. No individual may be a member of both boards.

        The Management Board is responsible for the day-to-day management of our business. The Supervisory Board appoints members of the Management Board and is authorized to remove members from the Management Board. The principal function of the Supervisory Board is to monitor the Management Board. The Management Board is obligated to report to the Supervisory Board on our business activities and strategy regularly, and the Supervisory Board may request additional reports at any time. The Management Board must obtain prior approval from the Supervisory Board with respect to certain material matters, but the Supervisory Board is generally not entitled to assume management functions or interfere with the day-to-day management of our business. In addition, the Management Board of KDV is advised by KDV's Advisory Board. No family relationships exist between the members of any of our Management Board, Supervisory Board or KDV's Advisory Board.

Our Management Board

        Our Management Board currently consists of four members. The following table sets out the name, age, position and the year of appointment for each of the members of our Management Board.

Name	Born	Position	Year first appointed
Dr. Adrian v. Hammerstein	1953	Chairman of the Management Board, Chief Executive Officer since May 2007	2007
Paul Thomason	1955	Chief Financial Officer	2003
Dr. Manuel Cubero del Castillo-Olivares	1963	Chief Commercial Officer	2005
Herbert H. Hribar	1951	Chief Operating Officer	2006

        Dr. Adrian v. Hammerstein has been Chairman of the Management Board and Chief Executive Officer of Kabel Deutschland since May 2007. He holds a doctorate in economics and has been working as an executive in the sector of information and communications for 20 years. Most recently, Dr. v. Hammerstein was Chief Executive Officer at Siemens Business Services, an IT service provider. Before that, Dr. v. Hammerstein managed the business of Fujitsu Siemens Computers for five years, first as CFO then as CEO. Under his management, the joint venture evolved into a profitable and recognized supplier of IT hardware and infrastructure. Former stages of his occupational history have been group Chief Financial Officer of Information and Communications Products at Siemens AG, Chief Financial Officer of the Open Enterprise Computing Division at Siemens Nixdorf and System Business Finance Manager at Digital Equipment.

        Paul Thomason is Chief Financial Officer and has been a member of the Management Board since 2003. From 1999 to 2002, he held the position of Chief Financial Officer at Primacom. Between 1996 and 1998 Mr. Thomason served as Chief Financial Officer of KabelMedia, a predecessor to PrimaCom. Prior to joining KabelMedia, Mr. Thomason served as Senior Vice President of the First Union National Bank (Wachovia) in Charlotte, North Carolina, where he was responsible for the bank's media investment and loan portfolio. Mr. Thomason received a BA in Business Administration from Georgia State University.

        Dr. Manuel Cubero del Castillo-Olivares has been Vice President at Kabel Deutschland since November 2003. He was appointed Managing Director, responsible for Cable TV and content in December 2005. Since November 2006 he also takes responsibility for the product segment Cable Internet & Phone. Since April 2007 he is also responsible for sales and marketing. This includes sales to private customers, small and medium-sized companies, large corporations, and housing associations. Before joining KDG he held various positions within the German media-company Kirch Group. He was among other positions responsible for the digital playout center and managing director of Beta Technik Beteiligungs-GmbH. He was also founder and managing director of an Internet betting company in Austria and worked as a consultant. Dr. Cubero holds a doctorate degree in physics from Darmstadt Technical University, Germany, and an MBA from INSEAD Business School in Fontainebleau, France. He has been President of Cable Europe (European Cable Communications Association) since February 2006.

        Herbert Hribar has been a member of the Management Board since November 2006. As Chief Operating Officer he is responsible for operations at Kabel Deutschland. He is in charge of Central Engineering, Technical Services, IT and Customer Services. Before joining KDG Herbert Hribar worked for the Swiss cable network operator Cablecom, where he was responsible for the operation and modernization of the cable network as well as marketing and sales in his position as managing director. Among other things Mr. Hribar improved the performance of Internet & Phone services at Cablecom, including network planning and customer service. Previous to his position at Cablecom, Mr. Hribar worked for the Irish telecommunication-provider Eircom.

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

        The following table sets out the name, age, position and the year of appointment for each of the members of our Supervisory Board.

Name	Born	Position	Year first appointed
Prof. Dr. Heinz Riesenhuber	1935	Chairman	2004
Sibylle Spoo	1961	Member; Vice Chairman (since September 6, 2007)	2003
Walter Ruland	1957	Vice Chairman (until September 6, 2007); Member	2003
John Hahn	1958	Member	2003
Biswajit Subramanian	1965	Member	2003
Frank Sauerland	1968	Member (until December 31, 2007)	2003
Toni Krüger	1961	Member	2003
Petra Hesse	1965	Member	2005
Tony Ball	1955	Member	2006
Torsten Winkler	1971	Member	2006
Robert Sudo	1976	Member	2006
Norbert Michalik	1960	Member	2006
Joachim Pütz	1953	Member	Since January 2, 2008

Shareholder Representatives:

Prof. Dr. Heinz Riesenhuber	Chairman of the Board
Tony Ball	External Advisor
John Carl Hahn	Providence Equity, Managing Director
Biswajit Anna Subramanian	Providence Equity, Managing Director
Robert Sudo	Providence Equity, Senior Associate
Torsten Winkler	Providence Equity, Director

Employee Representatives:

Walter Ruland	Technical Secretary for Telecommunication (Technischer Fernmeldehauptsekretär) Vice Chairman of the Board
Toni Krüger	Engineering Employee (Technischer Angestellter)
Frank Sauerland	Secretary of Workers Union (Gewerkschaftssekretär) (until December 31, 2007)
Joachim Pütz	Secretary of Workers Union (Gewerkschaftssekretär) (since January 2, 2008)
Sibylle Spoo	Secretary of Workers Union (Gewerkschaftssekretärin)
Petra Hesse	Chairman of Workers Council for Region Niedersachsen/Bremen (Betriebsratsvorsitzende der Region Niedersachsen/Bremen)
Norbert Michalik	Executive Employee (leitender Angestellter)

        Prof. Dr. Heinz Riesenhuber was appointed Chairman of our Supervisory Board in December 2004. He is a member of the German Federal Parliament since 1976. He is also in the Supervisory Boards of EVOTEC AG and of, Frankfurter Allgemeine Zeitung GmbH in the Verwaltungsrat of HBM BioVentures AG and in other Boards. From 1982 to 1993 he served as the German Federal Minister for Research and Technology. Prior to 1982, Mr. Riesenhuber was CEO of Synthomer Chemie GmbH Frankfurt and Erzgesellschaft mbH (a subsidiary of Metallgesellschaft AG). Mr. Riesenhuber is an honorary Professor of Johann-Wolfgang-Goethe-University Frankfurt and holds a Ph.D. in chemical engineering.

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

        John Hahn is a shareholder representative and has been a member of the Supervisory Board since 2003. Mr. Hahn is a managing director of Providence Equity Partners Limited and he is responsible for Providence's European investment activities. He is also a director of Nordic Cable Acquisition Company (com hem), Digital Platform lletisim Hizmetleri (Digiturk), Grupo Corporativo Ono and Volia Cable. Prior to joining Providence in 2000, Mr. Hahn was a Managing Director at Morgan Stanley. Prior to Morgan Stanley, Mr. Hahn worked with Price Waterhouse and Federal Data Corporation. Mr. Hahn received a Master of Business Administration from the Anderson School at the

University of California at Los Angeles and a Bachelor of Business Administration from the University of Notre Dame.

        Biswajit Subramanian is a shareholder representative and has been a member of the Supervisory Board since 2003. Mr Subramanian is a managing director of Providence Equity Advisors India Private Limited and is a director of the board of Idea Cellular Ltd. Previously he was a member of the board of directors of eircom Limited, Ireland, and its holding company Valentia Telecommunications. Before joining Providence, he was a vice president at Morgan Stanley & Co. International Ltd. in the European telecommunications investment banking team and, prior to that, worked at Credit Suisse First Boston, McKinsey & Co., and Intel Corporation. Mr. Subramanian received an MBA from the Wharton School of the University of Pennsylvania, a Master's degree in electrical engineering from the University of California Santa Barbara and a Bachelor's degree in electrical engineering from the Indian Institute of Technology.

        Frank Sauerland is an employee representative and has been a member of the Supervisory Board since 2003. Mr. Sauerland is the head of department of the telecommunications section at ver.di (German Union representing the public sector employees) in North-Rhine Westphalia. He is also assigned to ver.di's national department of tariff policy where he negotiates nationwide tariff agreements, including with DTAG. With effect from December 31, 2007 Mr. Sauerland retired from the Supervisory Board.

        Toni Krüger is an employee representative and has been a member of the Supervisory Board since 2003. Mr. Krüger has worked in the cable industry for 20 years. Since our spin-off from DTAG Mr. Krüger represents the interests of our employees on a full-time basis as a member of our group works council.

        Petra Hesse is an employee representative and has been a member of the Supervisory Board since July 2005. Ms. Hesse worked for the controlling department of Deutsche Telekom AG and joined Kabel Deutschland in 1999. She has been representing the employees' interests as chairwoman of the works council of the region Lower Saxony/Bremen since 2002.

        Tony Ball was appointed to the Supervisory Board in 2006 following the completion of the Acquisition and became Chairman of the KDV's Advisory Board in June 2005. Previously he was CEO of BSkyB plc (2001-2005) and before that CEO of Fox-Liberty Networks (1998-2000). He is a board member of the London 2012 Olympic Delivery Authority, a director of ONO SA (Spain), Canal Digitaal Satelliet (Netherlands) and a trustee of the Media Trust. Mr Ball received an MBA from Kingston University and an honorary doctorate from Middlesex University. He is a Fellow of the Royal Television Society.

        Torsten Winkler was appointed to our Supervisory Board in 2006 following the completion of the Acquisition Mr. Winkler is a Director of Providence Equity Partners Limited and is a member of the London-based team responsible for Providence's European investment activities. Prior to joining Providence Mr. Winkler worked for Morgan Stanley Dean Witter in corporate finance and mergers & acquisitions, where he focused on the telecommunications and technology industries. Mr. Winkler received Bachelor of Science degrees in Mathematics and Industrial Engineering from Karlsruhe University and a Master of Engineering Economic Systems & Operations Research degree from Karlsruhe University.

        Robert Sudo was appointed to our Supervisory Board in 2006 following the completion of the Acquisition. Mr. Sudo is a Senior Associate of Providence Equity Partners Limited and is a member of the London-based team responsible for Providence's European investment activities. Prior to joining Providence Mr. Sudo worked as an Analyst for Goldman Sachs in mergers & acquisitions and corporate finance. He received a Diploma in Business Administration from HHL Leipzig Graduate School of Management.

        Norbert Michalik is an employee representative and has been a member of the Supervisory Board since 2006. Mr. Michalik is the head of our Internal Audit/Risk management and SOX Compliance department. He is responsible for an independent and objective assurance activity designed to add value and improve on organization's operations by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of the internal control system (ICS), control and governance processes. He studied economics (main focuses on accounting and controlling) at the University in Duisburg.

        Joachim Pütz is an employee representative and has been a member of the Supervisory Board since January 2008. Mr. Pütz is working as Secretary of Workers Union at ver.di (German Union representing the public sector employees) in Berlin.

        According to the Articles of Association the members of the Supervisory Board are appointed until the end of the shareholder meeting that decides on the discharge for the fourth fiscal year after the start of the term, whereby the fiscal year in which the term begins is not included.

        The shareholder representatives were appointed by shareholder resolution of July 24, 2003 with effect as of September 8, 2003 (being the date of the registration by the commercial registry of the change of the articles of association regarding the codetermined supervisory board of September 8, 2003), i.e. during the fiscal year ended March 31, 2004. Thus, the term of the shareholder representatives terminates with the end of the shareholder meeting that decides on the discharge for the fiscal year ending March 31, 2008, i.e. approximately July or August of 2008 (an exact date is not yet fixed).

        The first six employee representatives were appointed by compensatory appointment of the local court of Munich on August 1, 2003 ("gerichtliche Ersatzbestellung"). In the meantime, Mr. Karl Vollmert (May 2005), Mr. Erwin Sauermann (August 2006) and Mr. Frank Sauerland (December 2007) have left the board. Therefore, the local court of Munich has appointed Ms. Petra Hesse (July 2005), Mr. Norbert Michalik (September 2006) and Mr. Joachim Pütz (January 2008) as new members. The compensatory appointment by court ends as soon as the fault has been remedied, i.e. as soon as the missing employee representatives have been elected and have accepted their election. Currently, there is no official date for an election. (However, an election is in preparation for around October 2008).

KDV's Advisory Board

        KDV's Advisory Board currently consists of five members. Two of these members are shareholder representatives and three are external advisors. The Advisory Board advises the Management Board and approves principal strategy decisions.

Name	Year first appointed
John Hahn	2003
Biswajit Subramanian	2003
Ian West	2003
Prof. Dr. Heinz Riesenhuber	2004
Tony Ball	2006

        For details on Tony Ball, Prof. Dr. Heinz Riesenhuber, John Hahn and Biswajit Subramanian, please see above under ITEM 6A "Our Supervisory Board".

        Ian West has been a member of the Advisory Board since September 2003. Mr. West is Founder and Chairman of the nettv247.com Ltd group, specialising in internet TV and also Co-Founder & Vice-Chairman of Top Up TV founded in 2003 in the UK. Mr. West has held senior management and board positions at both BSkyB and its subsidiaries (1989 – 2000) and ntl (2001 – 2003), as well as being an advisor/investor with a range of private equity companies and via his own stand alone investments in a range of companies. Mr. West has a BA (honors) in Business Studies and is a member of the Chartered Institute of Marketing.

B.    Compensation

        The aggregate compensation paid to the members of our Management Board for the year ended March 31, 2008 amounted to approximately €2.1 million.(25)

(25)
Does not include MEP payments.

        In the same period, the remuneration of the Supervisory Board members was €48 thousand and the remuneration of the Advisory Board members was €285 thousand.

        We also maintain a directors' and officers' insurance policy with respect to the members of our Management Board and senior officers.

        In the fiscal year ended March 31, 2008, €324 thousand were set aside by the Company for pension, retirement or similar benefits.

Benefits

Annual Bonus

        In addition to Base Salary, Managing Directors have the opportunity to earn a target bonus of up to 100% of Base Salary. This target bonus differs according to the individual Service Agreement, but is not lower than 80% of Base Salary. The annual bonus paid to the Management in the fiscal year ended March 31, 2008, amounted to €1.4 million.

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

Managing Directors' service contracts

        Service contracts differ individually concerning notice periods but can mainly be terminated with a notice period of three months to the end of a calendar month.

C.    Board Practices

        In addition to the supervision of our Management Board by the Supervisory Board and Advisory Board, certain decisions of our Management Board are subject to prior shareholder approval in accordance with our Management Board's rules of procedure. The managing directors of Cable Holding S.à.r.l. have the authority to grant such approval. In many cases, however, their approval requires prior consent of Cable Holding S.à.r.l.'s advisory board. This advisory board currently consists of three members.

Benefits for Directors

        No benefits are paid to directors upon termination of employment.(25)

Audit committee

        KDV's Advisory Board has decided to establish an audit committee. The current members of the audit committee are Torsten Winkler, Robert Sudo and Roderik Schlosser. The purpose of the audit committee is to assist the Advisory Board in fulfilling its responsibilities to oversee the accounting and financial reporting processes at the Company. These responsibilities include the oversight of the quality and integrity of the Company's consolidated financial statements and related disclosure and its internal control, risk management and audit functions. The committee furthermore oversees the performance, qualifications and independence of the external auditor. The audit committee meets with representatives of management and the external auditor at least twice annually.

D.    Employees

        The following table sets forth our head-count numbers as of March 31, 2004, 2005, 2006, 2007 and 2008:

	As of March 31,
	2004	2005	2006	2007		2008
Sales & Marketing	467	602	659	560	(26)	464
Network and Infrastructure	1,258	1,160	1,194	1,105		948
Overhead	291	274	282	318		475
Call Center	322	363	433	701		707	(27)
TKS	129	141	149	155		154

Total Employees	2,467	2,540	2,717	2,839		2,748

(26)
Including Order Management.

(27)
Including Order Management.

        As of March 31, 2008, approximately 15% of our workforce were civil servants and still had the right to cease working for us and return to work for DTAG or its affiliates. An additional approximately 18% of our workforce had the right to return to DTAG or its affiliates until the end of 2008. However, this right can be exercised only under certain circumstances such as corporate restructurings, reorganizations or insolvency.

        Approximately 22% of our employees are members of a labor union. Historically, we have enjoyed good labor relationships and we are committed to maintaining these relationships. We take a constructive approach to union relationships and have been able to secure the cooperation of the unions and our workforce with regard to significant changes and the process of continuous improvements. We have negotiated various collective bargaining agreements directly with the labor union. These collective bargaining agreements cover the general labor conditions of our employees (other than executives), such as working hours, holidays, termination, provisions and general payment schemes for wages.

        In February 2007, we entered into a new 15-month collective bargaining agreement with the labor union representing our unionized employees. As a result, wages for employees increased by 2.5% from March 1, 2007. At the same time we signed a collective agreement with the labor union concerning a "collective severance plan" with defined rules in case of possible upcoming restructuring measures. For the Technical Operation unit we also negotiated several shop floor agreements to reduce work force, costs and modernize work conditions.

        In April 2008, we entered into a new 24-month collective bargaining agreement with the labor union representing our unionized employees. As a result, wages for employees increased by 3.7% from June 1, 2008 and will increase by another 3.3% from April 1, 2009.

E.    Share Ownership

        On February 6, 2006, Providence Equity Partners, which has significant experience in investing in the telecommunications and media sectors and which had invested in the initial acquisition of KDG, completed the acquisition of the beneficial ownership interests in our parent company, Cayman Cable

Holding L.P., previously owned by Apax and GS Capital Partners as well as those of several minority investors. Following this acquisition, Providence and its co-investing party Ontario Teachers' Pension Plan Board now own approximately 96% of the entity that indirectly controls the Company, with the remainder owned by members of our management.

Our group structure

        KDG's sole shareholder is Kabel Deutschland Holding GmbH which in turn is wholly owned by Cable Holding S.à.r.l., Luxembourg. Cable Holding S.à.r.l. is wholly owned by Cayman Cable Holding L.P., a limited partnership under Cayman law. The general partner of Cayman Cable Holding L.P. is Cayman Cable Holding G.P. Co. Ltd., a corporation under Cayman law. Cayman Cable Holding G.P. Co. Ltd. has the primary responsibility for the management of the limited partnership.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        The tables in this section present information regarding the beneficial ownership of our shares as of March 31, 2008 by each person who is known by us to own shares of Cayman Cable Holding G.P. Co. Ltd. and partnership interests in Cayman Cable Holding L.P. (the "Partnership").

        The amounts and percentages of shares beneficially owned by each shareholder are reported on the basis of SEC rules governing the determination of beneficial ownership, and the information is not necessarily indicative of beneficial ownership for any other purposes. Under such rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of a security, or investment power, which includes the power to dispose of or direct the disposition of a security, and includes securities for which a person holds the right to acquire beneficial ownership within 60 days. Except as otherwise indicated in the footnotes to the table below, we believe each beneficial owner named in the table has sole voting or investment power with respect to all shares beneficially owned by that owner. For a discussion of voting rights, see ITEM 7B "Partnership Arrangements".

A.    Major Shareholders

        As of March 31, 2008, the shareholder of Cayman Cable Holding G.P. Co. Ltd. is:

	Number of Shares	Percentage of Shares
Providence	270	100%

        For any significant changes in ownership percentage by major shareholders see ITEM 6E "Share Ownership".

Major Interest Holders

        As of March 31, 2008, the principal partnership interest holders of Cayman Cable Holding L.P. are the following:

	Number of Investor Common LP Interests	Number of Management Common LP Interests(28)	Number of Options Representing Interest in Management Common LP Interests
Providence(29)	919,696
Ontario Teachers' Pension Plan Board	80,304
Direct MEP I(30)		3,736,186
Indirect MEP I(31)		440,853
MEP II and MEP III(32)			434,896
MEP IV(33)		540,758	2,037,738
MEP V(34)			481,688

(28)
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

(29)
Held by Providence Equity Offshore Partners IV, L.P., Providence Equity Operating Partners IV, L.P., and Providence Equity Offshore Partners V, L.P.

(30)
(As at 31 March 2008) Direct MEP I has 3,736,186 Management Common LP Interests held by participants via the management equity program established for our senior management, including Prof. Dr. Heinz Riesenhuber (62,252) and Basil Management Inc. (2,693,698), members or the associates of members of KDV's Supervisory Board and Advisory Board, Albrecht Ziemer (8,680), member of KDV's Advisory Board and Paul Thomason (839,720), member of our Management Board and certain other senior managers holding in total 131,836 Management Common LP Interests. Christof Wahl, a former member of MEP I, resigned as Managing Director as of May 9, 2007.

(31)
Indirect MEP I is established via Kabel Management Beteiligungs GbR, a German partnership established to implement the management equity program for other managers. None of the participants of the Direct MEP I referred to in footnote 29 above are participants of the Indirect MEP I. 440,853 Management Common LP Interests are held by the Kabel Management Beteiligungs GbR. Dr. Manuel Cubero, a member of our Management Board, indirectly holds 209,930 Management Common LP Interests through Indirect MEP I. See ITEM 7 B MEP I.

(32)
MEP II and MEP III represent options to acquire interests in the Partnership.

(33)
Since March 31, 2007, an additional management participation plan MEP IV has been implemented, holding 540,758 Management Common LP Interests. Dr. Adrian v. Hammerstein and Dr. Manuel Cubero indirectly hold 125,000 and 100,000 of such Management Common LP Interests, respectively. During the fiscal year ended March 31, 2008 and in conjunction with the implementation of MEP IV 2,085,908 options have been granted and as of March 31, 2008, a total of 2,037,738 options were outstanding to the participants in MEP IV. See ITEM 7 B MEP IV.

(34)
During the fiscal year ended March 31, 2008 and in conjunction with the implementation of the additional plan MEP V 481,688 options have been granted. See ITEM 7 B MEP V.

        KDG's record holder is Cayman Cable Holding L.P. and therefore, there are no host country holders of record. Management Common LP Interests and the Investor Common LP Interests rank equally as to entitlement to distributions and voting rights.

B.    Related Party Transactions

Partnership Arrangements

        The Limited Partners of Cayman Cable Holding L.P. (the Partnership) entered into an amended and restated exempted limited partnership agreement on February 8, 2006 following the Acquisition. This agreement (the "Partnership Agreement") sets out the terms of the investment of the Limited Partners in the Partnership. Under the Partnership Agreement the primary right to manage and control the affairs of the Partnership assets, including its investment in KDG, is vested in the general partner of the Partnership, Cayman Cable Holding G.P. Co. Limited, an entity wholly owned by Providence (the "GP"). The limited partners in the Partnership have no independent right to manage separately from the GP although they have certain very limited consent rights. In relation to the votes cast by the limited partners each holder of an LP Interest (being an Investor Common LP Interest or a Management Common LP Interest) has one vote for each LP Interest it is deemed to hold. No limited partners have a right to board seats on KDG or its subsidiaries.

Management Equity Programs

        The Company has five Management Equity Programs (MEP I, MEP II, MEP III, MEP IV and MEP V) in place. MEP I provides interests in the Partnership, the parent company of KDG, MEP II and III provide options on interests in the Partnership. MEP IV provides indirect interests in the Partnership and options on indirect interests in the Partnership. MEP V provides options on interests in the Partnership if certain events take place. The interests and options on interests of certain members of our Management Equity Programs were purchased by Providence in connection with the Acquisition. There are no special voting rights for MEP I, MEP II, MEP III , MEP IV and MEP V.

MEP I

        The management of KDG participates in the Partnership, in part directly, as limited partner of the Partnership (Direct MEP I) and in part indirectly, through interests in Kabel Management Beteiligungs-GbR, a separate partnership which is itself a limited partner in the Partnership (Indirect MEP I). The terms of both programs are substantially the same.

        The members of both the Direct MEP I and the Indirect MEP I were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs-GbR, respectively, have financed up to 70% of the managers' contributions with a loan from the Partnership. Interest accrues on such loans at a rate between 3.0% and 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The managers are entitled to distributions. With distributions by the Partnership and Kabel Management Beteiligungs GbR to the Managers dated March 29 and November 19, 2004 (such distributions financed through the sale of shares in the subsidiary Cable Holding S.à.r.l.), the granted loans were settled. Put or call provisions apply to the managers' Management Common LP Interests in the event that such managers cease to be employed by KDG or its subsidiaries.

        Owners of Management Common LP Interests may not transfer their interests in the Partnership. Providence has a "right of first refusal" with respect to any transfer of interests held by Ontario Teachers' Pension Plan Board. Ontario Teachers' Pension Plan Board also has the right to "tag" on any transfer of interests by Providence, apart from certain permitted transfers. Notwithstanding the foregoing, no transfers shall be valid or effective if the transfer would violate any applicable securities laws or it would cause the Partnership to lose any of its exemptions or favorable treatment under the

U.S. Federal income tax laws, ERISA or the U.S. Investment Company Act of 1940. Cayman Cable Holding G.P. Co. Ltd. may also decide to issue new partnership interests to new limited partners under certain circumstances.

MEP II and MEP III

        MEP II and MEP III are option programs that differ from MEP I in the exercise price and grant date only. Under these programs the participants were granted options on interests in the Partnership.

MEP IV

        Further management of KDG participate in the Partnership indirectly through interests in Kabel Management Beteiligungs (MEP IV) GbR, a separate partnership which is itself a limited partner in the Partnership (Indirect MEP IV). Options were also issued under MEP IV on interests in the Partnership. The terms of both the MEP IV option program and the indirect MEP IV program are substantially the same.

        The members of the indirect MEP IV were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs (MEP IV) GbR, respectively, have financed 80% of the managers' contributions with a loan from the Partnership. Interest accrues on such loans at a rate of 5.0% per annum, compounded annually. The managers are entitled to distributions. Put or call provisions apply to the managers' Management Common LP Interests in the event that such managers cease to be employed by KDG or its subsidiaries.

MEP V

        MEP V is an option program that grants an option to purchase limited partnership interests (Management Common LP Interests) in the Partnership if Kabel Deutschland GmbH (or its parent entity) is listed or sold to a third party, therefore allowing the management to potentially benefit from any relevant listing or sale. The General Partner also has discretion to allow options to become exercisable on an earlier date where any transaction occurs which would materially affect the value of options. Any unused options expire ten years from the date of the grant of such options.

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

Certain Relationships and Related Party Transaction

        The holders of preferred limited partnership interests (subsequently exchanged for Investor Common A LP Interests) were originally entitled to receive a preferred share of any distributions of the Partnership, up to an amount of €5,873.53 per Partnership interest, plus interest. Following a one-time distribution made by the Partnership in March 2004, the preferred distribution rights were satisfied in full. Following an amendment to the Partnership agreement on May 21, 2007 and a sub-division of the Investor Common LP Interests on that date, the Management Common LP Interests and the Investor Common LP Interests rank equally as to entitlement to distributions and voting rights.

Shareholder Loan

        On March 29, 2004, KDG granted a loan of €150.0 million to its shareholder, Cable Holding S.à.r.l., and made a €118.4 million distribution to Cable Holding S.à.r.l. KDG has waived repayment of this loan (including accrued interest) and the loan has been terminated.

Management Equity Participation Programs

        Part of the management of KDG, including two members of the supervisory board, participates in Cayman Cable Holding L.P. either by means of the equity participation program set out in the amended and restated exempted limited partnership agreement dated May 21, 2007 (Equity Participation Program), or by means of Kabel Management Beteiligungs-GbR and Kabel Management Beteiligungs (MEP IV) GbR, separate partnerships which are themselves limited partners in Cayman Cable Holding L.P. (Management Scheme). The terms of the programs are substantially the same. Most of the managers who are members of the Equity Participation Program participate in Cayman Cable Holdings L.P. with effect from March 13, 2003. The managers who are members of the Management scheme participate with effect from November 27, 2002 and March 29, 2007. The members of both programs were required to pay a capital contribution upon admission. Up to 80% of the managers' contributions were financed by a loan from Cayman Cable Holding L.P.

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

        These advisors have also acted as advisors in connection with our refinancing in July 2004 and they advised us in connection with the failed acquisitions of ish, iesy and Kabel BW. In consideration for these services they received a total fee of approximately €6.1 million. In addition, we formerly paid an annual fee of €100 thousand to each of the three advisors to cover reasonable travel and other customary expenses. Following the Acquisition, the advisory arrangements with Apax and GS Capital Partners have been terminated. We will continue to pay an advisory fee to Providence and Ontario Teachers' Pension Plan Board. Providence and Ontario Teachers' Pension Plan Board may in the future provide additional services, for which they will receive customary fees in compliance with our financing documents.

Other Transactions

        Prof. Dr. Heinz Riesenhuber obtained separate loans in the amounts of €70 thousand and €379 thousand with an interest rate of 5.5% p.a. from Cayman Cable Holding L.P. As of March 31, 2008, approximately €128 thousand remained outstanding including accrued interest.

        Dr. Adrian v. Hammerstein obtained a loan with an interest rate of 5.0% p.a. in the amount of €1.2 million from Cayman Cable Holding L.P., accrued interest as of March 31, 2008 amounted to €51 thousand. Dr. Manual Cubero obtained a loan with an interest rate of 5.5% p.a. in the amount of €960 thousand from Cayman Cable Holding L.P., accrued interest as of March 31, 2008 amounted to €43 thousand. The principal amount of each of these loans is outstanding.

        In April and May 2007 KDVS entered into loan agreements with Cayman Cable Holding. The first agreement of €1.0 million with an interest rate of 6.0% p.a. payable on February 1 of each year (or 11.0% p.a. on the overdue amount if the borrower fails to pay any amount), entered into on April 4, 2007 was fully drawn at the same date. The second agreement from May 21, 2007 provides for loans of up to €19.0 million with an interest rate of 6.0% p.a. payable on April 15 of each year (or 11.0% p.a.

on the overdue amount if the borrower fails to pay any amount) in total to be drawn in tranches based on request and subject to management and board approval. The first tranche of €8.0 million was drawn at inception, a second tranche of €1.5 million was drawn on May 25, 2007 and a third tranche of €2.0 million was drawn on December 18, 2007 totaling to €11.5 million on March 31, 2008. The cash loaned to the holding company was used in relation to purchases of MEP interests from management leaving the company.

C.    Interests of Experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated statements and other financial information

        See ITEM 17 Financial Statements.

B.    Significant Changes

        See ITEM 17 Financial Statements.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

        All of our common stocks is owned by our parent company, Cayman Cable Holding L.P. (See ITEM 7 Major Shareholders and Related Party Transactions). There is no established public trading market for our common stocks. We did not declare dividends on our common stocks during the past two fiscal years. Our ability to pay dividends on our common stocks is restricted by our Senior Credit Facilities, the PIK loan facility on Holding Company Level, the indentures governing our 2014 Senior Notes and certain other agreements governing our indebtedness (See ITEM 17 Financial Statements). Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The Senior Notes are currently listed on the Irish Stock Exchange and registered with the SEC.

D.    Selling Shareholder

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        There have been no changes to our Memorandum and Articles of Association during the last financial year. Please refer to the information provided for in our previous annual report in Form 20-F.

C.    Material Contracts

Senior Credit Facility

        On May 12, 2006, KDG entered into a new Senior Credit Facility. As from May 16, 2006, this agreement was comprised of two tranches, a €1,150.0 million Term Loan Facility and a €200.0 million Revolving Credit Facility. Tranche A and Tranche B mature on March 31, 2012. The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Service GmbH & Co. KG ("KDVS") and a first pledge on 100% of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. The carrying amount of KDVS' shares amounts to €3.3 million. At closing Facility A was fully drawn and the proceeds (€1,150.0 million), along with available cash (€75.9 million) were used to repay and extinguish the existing bank facility.

        On June 22, 2007 the amount of Tranche B was increased by €125.0 million to €325.0 million. Tranche B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of March 31, 2008, €60.0 million were borrowed under Tranche B.

        On October 22, 2007, KDG entered into a Senior Add-on Facility accession agreement for a Tranche C in the amount of €650.0 million. The purpose of the facility was the funding of the acquisition of CATV assets from the Orion Group. On April 30, 2008, KDG drew €535.0 million under the facility to fund the acquisition. The remaining availability was cancelled. The final maturity date of Tranche C is March 31, 2013.

        Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

        The margin on the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percent. p.a.)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

        The margin on the Senior Credit Facility, Tranche C is 3.25%.

        KDG pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B.

        The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following range over time:

Test	Requirement
EBITDA to Net Interest	1.75x–3.00x
Senior Net Debt to EBITDA	4.00x–2.00x

        Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts, (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

        At March 31, 2008, €1,150.0 million was outstanding under Tranche A at an interest rate of approximately 6.1% and €60.0 million was outstanding under Tranche B. On the same date, Tranche C of €650.0 million was undrawn. On April 30, 2008, KDG drew €535.0 million with the closing of the acquisition of assets from Orion Group. As of May 9, 2008 the granted loan amount of the Senior Add-on Facility was reduced by €115.0 million to €535.0 million. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks.

SLAs with DTAG

        We have entered into various long-term Service Level Agreements with DTAG and certain of its affiliates that are significant to our business, in particular for the lease of cable duct space for approximately 13% of our cable network as well as the use of fiber optic transmission systems, tower and facility space. In addition, we purchase the electrical power required for the operation of our network through DTAG under such agreements. The various services offered by DTAG are defined under so-called "Term Sheets" that are part of the SLAs. Generally, the term of the SLAs is unlimited, but the Term Sheets are subject to certain termination rights and, according to German law, lease agreements are subject to a termination right of either party after a term of 30 years. We renegotiated with DTAG in January 2003 to reduce our payments under the SLAs. Our total operational expenditures under the SLAs for the year ended March 31, 2008, amounted to €161.0 million. We believe our payments under the SLAs, coupled with other contracted services with DTAG affiliates, make us one of the larger customers of DTAG.

The following chart provides an overview of the services covered by the SLAs:

SLA Term Sheet		Service	Duration	Approx. annual cost (based on 2007 figures)	Termination rights
1.	Co-use of cable ducts	Usage of cable ducts within DTAG's conduit system for existing broadband cable lines (13% of our coaxial cable is located in cable ducts leased from DTAG under this Term Sheet; the remainder is directly buried underground.	Unlimited	€102 million; possible increases based on actual cost, but subject to a cap at the German consumer price index ("CPI") rate until 2015.	We can terminate the Term Sheet upon 12 months' notice to the end of the calendar year. We can also partially terminate the Term Sheet upon 15 months' notice period to the end of a calendar month. DTAG cannot terminate the Term Sheet except for good cause (Wichtiger Grund). If DTAG ceases to use part of the conduit system it can terminate with a 12-month notice period. In such a case DTAG must offer us the conduits for sale; provided that such conduits are owned by DTAG. If conduits are replaced, DTAG must offer us space for our cable in the new conduits with the same conditions.
2.	Offer of co-use of further cable ducts	Non-binding offer to lease additional cable duct capacities in existing or newly built systems at pre-determined prices. The offer is subject to individual agreements for specific cable ducts.	Term of offer unlimited but offer can be terminated by DTAG upon 12 months' notice.	€1.7 million; possible increases based on actual cost, but subject to a cap at the German CPI rate until 2015.
Both parties can terminate the individual agreements that are based on the non-binding offer upon 3 years notice to the end of a calendar year, but not for a period of 10 years. The Term Sheet itself can be terminated as described in the duration column.
3.	Fiber optic transmission system	DTAG provides for the distribution of receiving certain analog and digital broadcasting signals via fiber optic transmission systems.	Unlimited	€3.6 million; possible increases based on actual cost, but subject to a cap at the German CPI rate until 2015.
We can terminate the Term Sheet upon 24 months' notice to the end of each calendar year or upon four weeks' notice if reliability of the system is below 99%. We can also terminate the Term Sheet with respect to individual locations. DTAG cannot terminate except for good cause. The systems can be shut down by DTAG only to a limited extent; for example, the analog systems can only be shut down at a rate of up to 3% of the systems per year and up to 15% over the first 15 years.
4.	Rental spaces for network equipment	Lease of space of DTAG's premises which are used for broadband equipment such as transmission equipment, satellite receivers, antennae and microwave equipment.	Unlimited	€4.6 million; (if the landlord is a third party, fees are those paid to that third party plus a margin of 5%), plus €5.2 million for rental of antenna space.
We can terminate the Term Sheet upon 24 months' notice period to the end of a calendar year. We can also terminate the Term Sheet with respect to certain locations upon 24 months' notice to the end of each calendar month. DTAG cannot terminate the Term Sheet except for good cause. DTAG can cease to operate the premises but only to a very limited extent and only upon a notice period of 24 months in most cases.
5.	Electrical power supply	Purchase of electrical power from DTAG required for the operation of our network equipment.	Unlimited	€19.1 million; equal to price paid by DTAG plus a margin of 5%.
The termination of the rental of network equipment automatically terminates the corresponding power supply; any separate termination of indoor power supply is prohibited. for outdoor power supply, we can terminate upon six months' notice to the end of a calendar month (also partially for individual locations upon six months notice period) and DTAG can terminate upon 12 months' notice to the end of a calendar month.
15.	Rental rooms for network equipment	Framework agreement for the lease of rooms which are used for broadband equipment such as transmission equipment, satellite receivers, antennae and microwave equipment.	Unlimited	€4 million.
The framework agreement can be terminated with a notice period of 24 month to the end of a year, at the earliest to the end of the year 2021. KDG and DTAG can terminate rental contracts based on the framework agreement with either 6 or 12 month prior notice at the earliest to end of the minimum contract term.

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

        In 2004 we entered into two agreements with DTAG:

  •
  Under the "BRN-AMTV" agreement it was agreed to replace 254 of our point-to-point radio systems on A-mode TV base (AMTV-Richtfunk) by 254 optic broadband connection lines of DTAG. As a result, we have been able to terminate the lease for several transmission systems under Term Sheet 3, as well as to reduce our obligations under Term Sheet 5 (energy) of the SLAs. The implementation of this contract allowed us to reduce our operating expenses by a total of €13.0 million per year.

  •
  Under the "BRN 2.2d" agreement it was agreed to transfer the lease of the existing 436 analog broadband connection lines under Term Sheet 3 of the SLAs to corresponding leases under the "BRN 2.2d" agreement, reducing the prices at the same time by 10%. Further, this agreement provides for an option to upgrade the current analog broadband connection lines to optic broadband connection lines (optische BK VL) with up to 862 MHz with feedback channel. In this context, an agreement regarding the use of the relevant spaces for interactive services (Internet, voice and data services) under Term Sheet 4 of the SLAs was made.

In November 2007 we entered into the following agreements with DTAG:

  •
  The aforementioned contracts from 2004, "BRN-AMTV" and "BRN 2.2d" where replaced by a new contract that includes all connection lines of the contracts "BRN-AMTV" and "BRN 2.2d" and gives KDG a formal way to order further connection lines. The average price per line could be reduced by about 20 percent. Lines can be canceled with a cancellation period of 24 months (for cancellations before 2013) or 12 months for cancellations in 2013 or later. The new contract has an annual volume of about €32.0 million.

  •
  In 2008 DTAG will deliver backbones to interconnect KDG?s cable pops in Bavaria und lower Saxony. The solution is a managed service using a technology called resilient packet ring (RPR). The contracts run from January 2, 2008 until June 13, 2022.

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

Conditional access system for digital television

        Our digital free-to-air cable access offering (except for the public broadcasters' channels), our pay TV packages and the offering of an unaffiliated pay TV operator that is distributed over our network are only offered to the subscribers of these services based on a conditional access system. The conditional access system (consisting of certain head end functionalities in the digital playout system and a smart card for each subscriber's CPE which is delivered to the customer upon request for digital free-to-air television or subscription to pay television services) is necessary to encrypt (on the network side) and to decrypt (on the subscriber side) digital television and radio content. This system allows operators to provide pay TV services and the respective billing on an individual subscriber basis. Once we activate the subscriber's smart card, the encrypted digital signal is decoded, decompressed and converted to an analog signal and can be viewed by the respective subscriber.

Cable set-top boxes

        As part of our launch of our digital television services we entered into agreements with various producers of set-top boxes for the activation and presentation of Kabel Deutschland products as well as the use of the trademark "Kabel Digital". On February 1, 2005, we announced the implementation of a self-certification process for Kabel Digital set-top boxes. In order to be "Kabel Digital geeignet" (Kabel Digital ready), the producers have to self-certify that their boxes provide copyright protection (a requirement of the content providers), comply with parental control requirements required by law and are compatible with the specification of our conditional access system. The inclusion of other functions, like an electronic program guide, interactive TV interfaces or other software features are at the discretion of the producers. The self-certification should simplify and shorten the introduction of new cable set-top boxes and help to avoid shortages.

Call center framework agreements

        In addition to our internal call center, we have assigned 8 external service providers with various call center activities based on framework agreements. The contracts with the service providers are basic agreements and have no defined volume per annum.

Delphi—Wizard/Infinys® Series 3 Rating and Billing (IRB)

        The new application DELPHI is an enhancement of SMILE system with workforce—and trouble ticket functionality. We have a support and maintenance agreement with the vendor of an annual volume of €1.2 million. New developments and adoptions of the software are subject of still ongoing negotiations. The program is called Next Generation Billing System (NGBS) with new components for the account and receivables functionality (SAP- RMCA) and billing (IRB V4.0).

Webhosting and unified messaging

        In December 2006 Kabel Deutschland started to offer webhosting and unified messaging services to its customers. Both services are outsourced to service providers. Currently about 232 thousand customers of Kabel Deutschland are using these services. It is planned to insource webhosting and unified messaging without an agreed deadline.

Telecommunication

        All billing related to telephone and Internet services that Kabel Deutschland is offering to its customers was outsourced. In December 2006, Kabel Deutschland decided to insource these services. Therefore, the existing vendor contract was replaced by a transaction agreement which regulated the migration of telephone numbers and all services to Kabel Deutschland. This contract was amended in February 2008 to shorten the transition phase. In addition, Kabel Deutschland entered into various interconnection contracts with other network operators including the DTAG. By end of March 2008 about 99.5% of telephone numbers and services were migrated to Kabel Deutschland.

D.    Exchange Controls

        There are currently no legal restrictions in Germany on international capital movement and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union.

        For statistical purposes, however, every individual or corporation residing in Germany must report to the German Federal Reserve Bank ("Deutsche Bundesbank") any payment received from or made to a non-resident corporation or individual if the payment exceeds €12.5 thousand (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Federal Reserve Bank any claims against or any liabilities payable to a non-resident corporation or individual exceeding an aggregate amount of €5.0 million (or the equivalent in a foreign currency) at the end of every calendar month.

E.    Taxation

        The following summary of certain German income tax considerations for holders of the Senior Notes (the "Noteholders") is based on the effective tax law at the date of this filing which may change, even with retroactive effect. The summary does not describe all tax considerations that may be relevant for an individual's decision to purchase and exchange Senior Notes. It is not a substitute for tax advice.

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

        The summary will also outline the amendments regarding the new tax regime of investment income and capital gains as it will come into effect from January 1, 2009.

Tax Residents (Tax treatment until December 31, 2008)

Interest payments

        Interest paid to a Noteholder resident in Germany (a person whose residence, habitual abode, statutory seat, or place of effective management and control is located in Germany) is subject to German personal or corporate income tax. On the basis of the assessed personal or corporate income tax, solidarity surcharge ("Solidaritätszuschlag") of 5.5% is levied. In addition, if Senior Notes are held as assets of a German commercial business, any interest is subject to trade tax. Accrued interest ("Stückzinsen") paid by an individual upon the acquisition of Senior Notes may give rise to negative income and may, therefore, reduce a Noteholder's personal tax liability.

        If Senior Notes are held in a custodial account which the Noteholder maintains with a bank or financial services institution in Germany, including branches of foreign banks or financial services institutions in Germany (the "Disbursing Agent"—"inländische auszahlende Stelle"), such Disbursing Agent will withhold tax ("Zinsabschlag") at a rate of 30% of the gross amount of all interest payments to the Noteholder plus 5.5% solidarity surcharge ("Solidaritätszuschlag") thereon. As a result, 31.65% of the gross amount of interest paid to a Noteholder will be withheld by the Disbursing Agent.

        The tax withheld by the Disbursing Agent will be credited against the Noteholder's total annual tax burden for German personal or corporate income tax purposes.

        The Issuer of the Senior Notes, unless it qualifies as Disbursing Agent, is not obliged under German law to withhold any withholding tax from the interest payments.

Sale or Redemption of Senior Notes

Senior Notes as private assets

        If the Senior Notes are held as private assets, according to recent changes in the jurisprudence of the Federal Fiscal Court, gains and losses from the sale or redemption of financial innovations providing for a stated yield ("Emissionsrendite")—such as the Senior Notes—are taxable only as gains from private sales transactions. Therefore, gains from the sale or redemption of the Senior Notes—except for accrued interest ("Stückzinsen")—are taxable and losses are deductible only if the Senior Notes were held for not more than one year by the private investor. Gains from private sales transactions are fully taxable, provided that such gains—alone or together with other gains from private sales transactions—equal or exceed €600. Gains falling short of this threshold are tax exempt. Losses realized within the one year period described above, can only be set off against other gains from private sales transactions. To the extent such a set off is not possible in the calendar year in which the loss has been realized, such loss can be carried back one year or can be carried forward into future years without any limitation and—subject to certain restrictions—can be set off against gains from private sales transactions generated in other assessment periods. In case the Senior Notes are held for more than one year, gains from the sale or the redemption are not taxable provided that the Senior Notes are held as private assets. Conversely, any loss is also not recognized for tax purposes.

        To the extent the Senior Notes are denominated in a currency other than Euro (USD), the gains from the sale or redemption (except for accrued interest) are computed as the excess of the proceeds from the sale or redemption expressed in Euro over the purchase price expressed in Euro where the Euro amounts are determined on the basis of the prevailing foreign exchange rate.

        If Senior Notes are held in a custodial account maintained with a Disbursing Agent since the acquisition of the Senior Notes, tax is deducted at a rate of 30% (plus solidarity surcharge of 5.5% thereon) from the excess of the proceeds arising from the sale or redemption over the purchase price paid for the Senior Notes. If custody has changed since the acquisition of the Senior Notes, tax is withheld from the amount equal to 30% of the proceeds arising from the sale or redemption of the Senior Notes. In computing the tax to be withheld, the Disbursing Agent may deduct any accrued interest paid by the Noteholder to the Disbursing Agent during the calendar year of the taxable gain from the basis of assessment. The tax withheld will be credited against the Noteholder's annual tax liability for personal income tax purposes.

        The Issuer of the Senior Notes, unless it qualifies as Disbursing Agent, is not obliged under German law to withhold any withholding tax from the sale or redemption proceeds.

Senior Notes as business assets

        Gains from the sale or redemption of the Senior Notes are subject to income tax or corporate income tax as well as solidarity surcharge and trade tax if the Senior Notes are held as assets of a German commercial trade or business. Losses are fully deductible when realized.

        The procedure of the withholding tax deduction on payments from the sale or redemption of the Senior Notes is similar to the procedure outlined above for private investors.

        Any withholding tax withheld is credited against the Noteholder's personal or corporate income tax liability in the course of the tax assessment procedure. Any potential surplus for the benefit of the Noteholder will be paid out to the Noteholder.

        The Issuer of the Senior Notes is not obliged to withhold any withholding tax from the proceeds from the sale or redemption of the Senior Notes under German law, unless it qualifies as Disbursing Agent.

Tax Residents (Tax treatment from January 1, 2009 onward)

        The Business Tax Reform Act 2008 dated August 14, 2007 (BGBl. I 2007, p. 1912)—amongst others—changes the taxation of investment income for a German tax resident private investor significantly.

Interest Payments

Senior Notes as private assets

        Current interest payments from the Senior Notes qualify as investment income pursuant to Sec. 20 para. 1 No. 7 EStG and are subject to tax at a rate of 25% (plus solidarity surcharge).

        If the Senior Notes are held in custody with or administered by a German Disbursing Agent current interest payments are subject to a tax at a rate of 25% (plus solidarity surcharge) that is withheld by such institution. The list of entities qualifying as Disbursing Agent is enlarged by including securities trading companies or securities trading banks as of 1.1.2009 onward. The withholding tax is definitive (flat tax; Abgeltungsteuer) i.e. the withholding tax is satisfying the personal income tax of the Noteholder. Noteholders having a lower personal income tax rate may include the capital investment income in their personal income tax return to achieve a lower tax rate. Income not subject to a definitive withholding tax will be subject to a special tax rate of 25% (plus solidarity surcharge) upon assessment.

        The Issuer of the Senior Notes is not obliged to withhold any withholding tax from the interest payments under German law, unless it qualifies as Disbursing Agent.

Senior Notes as business assets

        If the Senior Notes are held as business assets any current interest payments from the Senior Notes qualify as business income and are subject to personal or corporate income tax plus solidarity surcharge. Further, such interest payments are recognized for trade tax purposes.

        The procedure of the withholding tax deduction on interest payments is similar to the procedure outlined above for private Noteholders. Any withholding tax withheld is credited against the Noteholder's personal or corporate income tax liability in the course of the tax assessment procedure. Any potential surplus for the benefit of the Noteholder will be paid out to the Noteholder.

        The Issuer of the Senior Notes is not obliged to withhold any withholding tax from the interest payments under German law, unless it qualifies as Disbursing Agent.

Sale or Redemption of Senior Notes

Senior Notes as private assets

        Capital gains from the sale or redemption of the Senior Notes qualify as investment income pursuant to Sec. 20 para. 2 No. 7 EStG and are subject to personal income tax plus solidarity surcharge. Losses from the sale or redemption of the Senior Notes can only be off-set against other investment income. In the event that an off-set is not possible in the assessment period in which the losses have been realized, such losses can be carried forward into future assessment periods only and can be off-set against investment income generated in future assessment periods.

        To the extent the Senior Notes are denominated in a currency other than Euro (USD), the gains and losses are computed as the excess of the proceeds from the Senior Note's sale or redemption expressed in Euro over the purchase price expressed in Euro where the Euro amounts are determined on the basis of the foreign exchange rate as of the acquisition date and the sale or redemption date respectively.

        If the Senior Notes are held in custody with or administered by a German credit institution, financial services institution (including a German permanent establishment of such foreign institution), securities trading company or securities trading bank, a tax at a rate of 25% (plus solidarity surcharge thereon) is withheld by such institution upon sale or redemption of the Senior Notes. The withholding tax is imposed on the excess of the proceeds from the sale or redemption over the purchase price paid for the Senior Notes, if the Senior Notes were held in custody by such institution since their acquisition. If custody has changed since the acquisition and the acquisition data is not proved, the tax at a rate of 25% (plus solidarity surcharge) will be imposed on an amount equal to 30% of the proceeds from the sale or redemption of the Senior Notes. The withholding tax is definitive, i.e. the withholding tax is satisfying the personal income tax of the Noteholder. Noteholders having a lower personal income tax rate may include the capital investment income in their personal income tax return to achieve a lower tax rate. Income not subject to a definitive withholding tax (e.g. since there is no German custodian institution) will be subject to a special tax rate of 25% (plus solidarity surcharge) upon assessment.

        The Issuer of the Senior Notes, unless it qualifies as Disbursing Agent, is not obliged under German law to withhold any withholding tax upon the sale or redemption of the Senior Notes.

Senior Notes as business assets

        If the Senior Notes are held as business assets capital gains from the sale or redemption of the Senior Notes qualify as business income and are subject to personal or corporate income tax plus solidarity surcharge. Further, such gains and losses are recognized for trade tax purposes.

        The procedure of the withholding tax deduction is similar to the procedure outlined above for private Noteholders. Any withholding tax withheld is credited against the Noteholder's personal income tax liability in the course of the tax assessment procedure. Any potential surplus for the benefit of the Noteholder will be paid out to the Noteholder. No withholding tax deduction applies where the Senior Notes are held by a corporation.

        No withholding tax is to be deducted by the Issuer of the Senior Notes upon the sale or redemption of the Senior Notes, unless it qualifies as Disbursing Agent.

Transition Rules

        The above flat tax regime applies (i) to Senior Notes acquired from January 1, 2009 onward, (ii) to interest income received from January 1, 2009 onward, (iii) to gains/losses from the sale or redemption of Senior Notes acquired prior to January 1, 2009 provided the gains/losses are generated from January 1, 2009 onward.

Non-residents

        Interest paid to a Noteholder and capital gains realized by a Noteholder not resident in Germany will generally not be taxable in Germany and no tax will be withheld (even if the Senior Notes are kept with a Disbursing Agent). Exceptions apply, however, if (i) the Senior Notes are held as a business asset of a German permanent establishment or by a permanent representative of the non-resident Noteholder, if (ii) the interest income of such Senior Notes does otherwise constitute German source income (such as income from the letting and leasing of certain German situs property) or if (iii) the non-resident Noteholder does not comply with the procedural rules to prove his status as a non-tax resident. In these cases, the Noteholder not resident in Germany will be subject to a tax regime similar to that described above under "German Tax Considerations—Tax Residents."

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

EU Directive on the Taxation of Savings Income

        Directive 2003/48/EC of the Council of the European Union, relating to the taxation of savings income, became effective on July 1, 2005. Under this directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. "Paying agent" is defined broadly for this purpose and generally includes any agent of either the payor or the payee. Belgium, Luxembourg and Austria have opted instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years), subject to the ability of the individual to avoid withholding tax through voluntary disclosure of the investment to the individual's member state. In addition, certain non-members of the European Union (Switzerland, Liechtenstein, Andorra, Monaco and San Marino), as well as dependent and associated territories of the United Kingdom and the Netherlands, have adopted equivalent measures effective on the same date, and some (including Switzerland) have exercised the option to apply withholding taxes as described above.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file annual reports and other information with the SEC. You may review a copy of these materials, including this annual report and its exhibits, at the Commission's Public Room at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1580
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

        The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Our filings with the SEC are also available to the public through the SEC's web site.

I.     Subsidiary Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        See ITEM 3D Risk Factors and ITEM 5A Operating Results.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        Not applicable.

ITEM 15T.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        The Company's disclosure controls and procedures (as defined in rule 13a-15(e) of the Securities Exchange Act of 1934) are designed in a way that the information required to be disclosed in reports under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We have, under the supervision and with the participation of our management, including the CEO and CFO (our principal executive and financial officers), performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act rule 15d-15(e)) as of March 31, 2008. Based on this evaluation, we concluded as of such date that, our disclosure controls and procedures were effective to ensure that information required to be disclosed by Kabel Deutschland GmbH in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

        Our Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our chief executive and chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  •
  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;

  •
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and board of our company; and

  •
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company's assets that could have a material effect on our financial statements.

        Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of March 31, 2008 our internal control over financial reporting is effective based on those criteria.

        This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management's report in this annual report.

Change in Internal Control over Financial Reporting

        During the period covered by this annual report on Form 20-F, there have been changes relating to material weaknesses identified in prior year in the areas of accounting for derivatives and the completeness of the flow of information related to the management equity participation program ("MEP"). Since these issues were identified the company has provided more training to those performing the controls operating for derivative accounting and implemented additional review procedures. For MEP the company redesigned the process to ensure the correct and complete communication of changes between the administrators of the program and the accounting department. As a result of the remediation actions, the material weaknesses did no longer exist as of March 31, 2008. There were no other changes in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect KDG's internal control over financial reporting.

Limitations

        There are inherent limitations to the effectiveness of any system of disclosure and internal controls, including the possibilities of faulty judgments in decision-making, simple error or mistake, fraud, the circumvention of controls by individual acts or the collusion of two or more people, or management override of controls. Accordingly, even an effective disclosure and internal control system can provide only reasonable assurance with respect to disclosures and financial statement preparation. Furthermore, because of changes in conditions, the effectiveness of a disclosure and internal control system may vary over time.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        One of the members of the Supervisory Board and the Audit Committee, Torsten Winkler, has an extensive knowledge of financial and economic matters. Prior to joining Providence Mr. Winkler worked for Morgan Stanley Dean Witter in Corporate Finance and Mergers & Acquisitions, where he focused on telecommunication and technology industries. Nevertheless, he currently does not meet all criteria to be qualified as an Audit Committee financial expert, as defined in the Corporate Governance Code. Therefore no Audit Committee financial expert has been currently designated.

ITEM 16B.    CODE OF ETHICS

        The Company has adopted a Code of Ethics ("Code") that applies to the Company and its officers in order to promote honesty, integrity, transparency and ethical conduct in our officers' performance of their management responsibilities. For a full version, please refer to Exhibit 11 of this report. Please note that we amended our Code during the fiscal year ended March 31, 2008, effective as of February 2008, in order to clarify the group of people to whom the Code applies. Accordingly, the Code now specifies that the officers covered by the Code include the managing directors (including the chief executive officer and the chief financial officer), the director of finance and any other directors directly reporting to the managing directors. Also, the Code now specifies that all conflicts or potential conflicts of interest should immediately be reported to the supervisory board and/or, in addition, the advisory board. No further changes were made to the Code. Please also refer to the information provided in our previous annual report in Form 20-F for further details on our Code.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor's Remuneration

a      Audit Fees

        Fees for audit services totaled approximately €1.3 million in 2007/08 and approximately €1.6 million in 2006/07, including fees associated with the annual audits and statutory audits required.

b      Audit-Related Fees

        Fees for audit-related services totaled approximately €1.5 million in 2007/08 and approximately €0.7 million in 2006/07. Audit-related services principally include due diligence in connection with acquisitions, internal controls review and information systems audits.

c      Tax Fees

        Fees for tax services, including tax compliance and tax advice, totaled approximately €0.3 million in 2007/08 and €0.3 million in 2006/07.

d      Other Services than a to c

        Not applicable.

e      Audit Committee's Pre-Approval Policy

        Our Audit Committee has adopted rules of procedures, which include policies and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants. Pre-approval is given on an individual basis. The procedures prohibit retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also consider whether proposed services are compatible with the independence of the public accountants. All fees incurred described in this Item 16C have been approved in accordance with these policies and procedures.

f       Accountant's Engagement

        Not applicable.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        See pages F-1 to F-146.

ITEM 18.    FINANCIAL STATEMENTS

        The Registrant has responded to ITEM 17 Financial Statements in lieu of responding to this item.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Exhibit
1	Memorandum and Articles of Association(35)
11	Code of Ethics
12.1	Certification Rule 13A-14(A) CEO Kabel Deutschland GmbH
12.2	Certification Rule 13A-14(A) CFO Kabel Deutschland GmbH
12.3	Certification Rule 13A-14(A) CEO Kabel Deutschland Vertrieb und Service GmbH & Co. KG
12.4	Certification Rule 13A-14(A) CFO Kabel Deutschland Vertrieb und Service GmbH & Co. KG
13.1	Certification Rule 13A-14(B) CEO Kabel Deutschland GmbH
13.2	Certification Rule 13A-14(B) CFO Kabel Deutschland GmbH
13.3	Certification Rule 13A-14(B) CEO Kabel Deutschland Vertrieb und Service GmbH & Co. KG
13.4	Certification Rule 13A-14(B) CFO Kabel Deutschland Vertrieb und Service GmbH & Co. KG
15.1	Report of Independent Registered Public Accounting Firm
15.2	Report of Independent Registered Public Accounting Firm

(35)
Incorporated by reference to the Kabel Deutschland GmbH Form 20-F Annual Report (SEC File 333-137371), filed July 31, 2007.

SIGNATURES KDG

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KABEL DEUTSCHLAND GMBH

Signature	Title	Date

/s/ DR. ADRIAN V. HAMMERSTEIN Name: Dr. Adrian v. Hammerstein	Chief Executive Officer	July 29, 2008
/s/ PAUL THOMASON Name: Paul Thomason	Chief Financial Officer	July 29, 2008
/s/ HERBERT R. HRIBAR Name: Herbert R. Hribar	Chief Operating Officer	July 29, 2008
/s/ DR. MANUEL CUBERO DEL CASTILLO-OLIVARES Name: Dr. Manuel Cubero del Castillo-Olivares	Chief Commercial Officer	July 29, 2008

SIGNATURES KDVS

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO. KG

Signature	Title	Date

/s/ DR. ADRIAN V. HAMMERSTEIN Name: Dr. Adrian v. Hammerstein	Chief Executive Officer	July 29, 2008
/s/ PAUL THOMASON Name: Paul Thomason	Chief Financial Officer	July 29, 2008
/s/ HERBERT R. HRIBAR Name: Herbert R. Hribar	Chief Operating Officer	July 29, 2008
/s/ DR. MANUEL CUBERO DEL CASTILLO-OLIVARES Name: Dr. Manuel Cubero del Castillo-Olivares	Chief Commercial Officer	July 29, 2008

 Kabel Deutschland GmbH
Unterföhring

Consolidated Financial Statements
March 31, 2008

 Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet as of March 31, 2008

	Note	March 31, 2008	March 31, 2007	as adjusted March 31, 2006
		€	T€	T€
Assets
Current Assets
Cash and Cash Equivalents	4.1	15,463,180.34	54,108	225,092
Trade Receivables	4.2	130,878,150.44	101,370	120,799
Receivables from Shareholders	4.2	0.00	0	351
Receivables from Affiliates	4.2	922,287.39	1,019	1,566
Receivables from Associates	4.2	30,626.08	108	590
Inventories	4.3	26,201,007.25	24,265	13,453
Receivables from Tax Authorities	4.4	6,881,441.70	6,266	1,473
Other Current Assets	4.5	7,272,260.92	8,771	14,111
Prepaid Expenses	4.5	19,902,659.66	20,698	19,081

Total Current Assets		207,551,613.78	216,605	396,516

Non-Current Assets
Intangible Assets	4.6	431,878,171.92	477,343	519,685
Property and Equipment	4.7	1,085,952,093.47	986,608	902,711
Equity Investments in Associates	4.8	6,353,712.31	5,681	5,562
Other Non-Current Financial Assets		4,631,722.13	7,510	492
Deferred Tax Assets	3.8	536,715.71	366	396
Other Non-Current Assets		4,239,178.00	5,414	603
Prepaid Expenses		11,165,915.60	5,959	0

Total Non-Current Assets		1,544,757,509.14	1,488,881	1,429,449

Total Assets		1,752,309,122.92	1,705,486	1,825,965

Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.11	25,674,112.53	36,997	97,473
Trade Payables		218,293,051.20	175,518	160,690
Liabilities to Affiliates		0.00	0	3,795
Liabilities to Associates		323,445.57	324	323
Other Current Provisions	4.13	6,492,952.18	18,107	9,288
Liabilities due to Income Taxes	3.8	12,960,638.80	14,157	19,419
Deferred Income	4.10	199,510,078.76	216,818	246,744
Other Current Liabilities	4.9	59,640,025.79	60,399	69,499

Total Current Liabilities		522,894,304.83	522,320	607,231

Non-Current Liabilities
Senior Notes	4.11	603,839,675.37	672,782	715,771
Non-Current Financial Liabilities	4.11	1,311,989,077.42	1,186,042	1,174,886
Deferred Tax Liabilities	3.8	87,531,231.00	82,660	49,951
Provisions for Pension	4.12	29,148,389.51	24,171	19,798
Other Non-Current Provisions	4.13	22,270,375.16	21,246	20,212
Other Non-Current Liabilities	4.14	105,379,733.89	92,352	47,515
Deferred Income		1,825,366.74	270	0

Total Non-Current Liabilities		2,161,983,849.09	2,079,523	2,028,133

Equity	4.15
Subscribed Capital		1,025,000.00	1,025	1,025
Capital Reserve		49,590,255.94	45,415	40,840
Cash Flow Hedge Reserve		1,288,398.15	(6,293)	(13,403)
Available-for-Sale Reserve		0.00	625	0
Accumulated Deficit		(984,472,685.09)	(937,129)	(837,861)

Total Equity (Deficit)		(932,569,031.00)	(896,357)	(809,399)

Total Equity and Liabilities		1,752,309,122.92	1,705,486	1,825,965

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterföhring
Consolidated Statement of Operations
for the Period from April 1, 2007 to March 31, 2008

	Note	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	as adjusted Apr. 1, 2005- Mar. 31, 2006
		€	T€	T€
Revenues	3.1	1,196,869,804.27	1,093,179	1,012,133
Cost of Services Rendered	3.2	(588,460,907.65)	(567,090)	(490,055)
thereof depreciation/amortization T€154,676 (prior year T€133,123; for the fiscal year ending March 31, 2006 T€117,428)
Other Operating Income	3.3	12,613,561.34	13,215	12,522
Selling Expenses	3.4	(352,836,091.48)	(318,652)	(277,047)
thereof depreciation/amortization T€115,478 (prior year T€95,983; for the fiscal year ending March 31, 2006 T€88,155)
General and Administrative Expenses	3.5	(128,667,045.33)	(140,954)	(102,422)
thereof depreciation/amortization T€23,795 (prior year T€17,512; for the fiscal year ending March 31, 2006 T€15,161)

Profit from Ordinary Activities		139,519,321.15	79,698	155,131
Interest Income	3.7	2,056,845.25	3,563	2,774
Interest Expense	3.7	(171,839,017.02)	(155,670)	(215,100)
Accretion/Depreciation on Investments and other Securities		(3,712,461.37)	265	(127)
Income from Associates		899,286.66	440	491

Loss before Taxes		(33,076,025.33)	(71,704)	(56,831)
Taxes on Income	3.8	(763,708.01)	(27,565)	(11,667)

Net loss for the period		(33,839,733.34)	(99,269)	(68,498)

The accompanying notes to this statement of operations form an integral part to these consolidated financial statements.

 Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Cash Flows

for the Period from April 1, 2007 to March 31, 2008

	Note	April 1, 2007- March 31, 2008	April 1, 2006- March 31, 2007	as adjusted April 1, 2005- March 31, 2006
		T€	T€	T€
1. Cash flows from operating activities
Net loss		(33,840)	(99,269)	(68,498)
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income		764	27,564	11,667
Interest expense		171,839	155,670	215,100
Interest income		(2,057)	(3,563)	(2,774)
Accretion/Depreciation and amortization on fixed assets		293,949	246,618	220,744
Accretion/Depreciation on investments and other securities		3,712	(265)	127
Gain/Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		822	1,878	271
Income from associates		(899)	(440)	(491)
Compensation expense relating to share-based payments		23,042	41,791	19,232

		457,332	369,984	395,378
Changes in assets and liabilities:
Increase (-)/decrease (+) of inventories		(1,936)	(10,812)	(5,902)
Increase (-)/decrease (+) of trade receivables		(29,507)	19,429	(39,341)
Increase (-)/decrease (+) of other assets		4,544	1,513	(802)
Increase (+)/decrease (-) of trade payables		42,691	22,363	33,231
Increase (+)/decrease (-) of other provisions		(11,658)	8,965	1,032
Increase (+)/decrease (-) of deferred income		(15,753)	(29,656)	3,225
Increase (+)/decrease (-) of provisions for pensions		3,582	3,187	1,199
Increase (+)/decrease (-) of other liabilities		(2,125)	(14,531)	15,355

Cash provided by operations		447,170	370,442	403,375
Income taxes paid (-)/received (+)		(2,487)	(10,461)	(4,031)

Net cash from operating activities		444,683	359,981	399,344

2. Cash flows from investing activities
Cash received from disposal/sale of fixed assets (intangible assets; property and equipment; financial assets)		258	876	223
Cash received from sale of investments		38,076	0	0
Cash paid for investments in intangible assets		(63,020)	(63,571)	(27,569)
Cash paid for investments in property and equipment		(253,413)	(205,194)	(116,829)
Cash paid for acquisitions	1.3.2	(29,696)	(5,092)	(7,310)
Cash paid for investments in financial assets		(39,666)	(6,790)	(9)
Interest received		1,777	3,085	2,666
Dividends received from associates		227	321	766

Net cash used in investing activities		(345,457)	(276,365)	(148,062)

3. Cash flows from financing activities
Cash payments to shareholders		(13,504)	0	0
Cash received/paid non-current financial liabilities		391,000	1,205,000	(652)
Cash repayments of non-current financial liabilities		(331,000)	(1,205,000)	0
Cash repayments of current financial liabilities		0	(75,848)	0
Cash payments for reduction of finance lease liabilities		(7,240)	(5,610)	(4,473)
Interest and transaction costs paid		(177,127)	(173,407)	(153,695)

Net cash used in financing activities		(137,871)	(254,865)	(158,820)

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		(38,645)	(171,249)	92,462
Accretion/Depreciation on investments and other securities		0	265	(127)
Cash and cash equivalents at the beginning of the period		54,108	225,092	132,757

Cash and cash equivalents at the end of the period	4.1	15,463	54,108	225,092

Additional Information
Investments relating to capital lease		2,447	15,311	0
Other non cash investments		0	0	0

The accompanying notes to this statement of cash flows form an integral part to these consolidated financial statements.

 Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the Period from April 1, 2007 to March 31, 2008

	Note	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available-for-sale reserve	Accumulated deficit	Equity (Deficit)
		T€	T€	T€	T€	T€	T€
Balance as of March 31, 2005		1,025	35,890	(22,369)	0	(769,362)	(754,816)
Additions relating to share-based payment		0	4,950	0	0	0	4,950
Changes in fair value of hedging instruments (net of tax)	5.5	0	0	17,286	0	0	17,286
Retrospective effect of applying IAS 8 to interest swap accounting		0	0	(8,320)	0	0	(8,320)
Net loss of the period		0	0	0	0	(68,498)	(68,498)

Total income and expense for the period				8,966	0	(68,498)	(59,532)

Balance as of March 31, 2006		1,025	40,840	(13,403)	0	(837,860)	(809,398)
Additions relating to share-based payment		0	4,575	0	0	0	4,575
Changes in fair value of hedging instruments (net of tax)	5.5	0	0	7,110	0	0	7,110
Changes in fair value of financial assets classified as available-for-sale		0	0	0	624	0	624
Net loss of the period		0	0	0	0	(99,269)	(99,269)

Total income and expense for the period				7,110	624	(99,269)	(91,535)

Balance as of March 31, 2007		1,025	45,415	(6,293)	624	(937,129)	(896,358)
Additions relating to share-based payment		0	4,175	0	0	0	4,175
Transactions with parents		0	0	0	0	(13,504)	(13,504)
Changes in fair value of hedging instruments (net of tax)	5.5	0	0	7,582	0	0	7,582
Changes in fair value of financial assets classified as available-for-sale		0	0	0	(624)	0	(624)
Net loss of the period		0	0	0	0	(33,840)	(33,840)

Total income and expense for the period				7,582	(624)	(33,840)	(26,882)

Balance as of March 31, 2008		1,025	49,590	1,289	0	(984,473)	(932,569)

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

Notes to the Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of March 31, 2008

1.     General

        Kabel Deutschland GmbH (KDG GmbH) was founded on December 17, 2002. KDG GmbH's registered office is in Unterföhring, Betastraße 6-8 (commercial register of Munich HRB 145837), Germany. On December 2, 2004, Cable Holding S.à.r.l. (LuxCo) contributed its 100% interest in KDG GmbH to its wholly-owned subsidiary Kabel Deutschland Holding GmbH (KDG HoldCo, formerly Kabel Deutschland Holding GmbH & Co. KG), founded on November 29, 2004, commercial register Munich HRB 155690, in exchange for an increase in its shareholders' equity in KDG HoldCo valued at a total of T€1,133,098 and a note receivable from KDG HoldCo in an amount of T€382,400. On January 19, 2005, KDG HoldCo was converted into a limited liability company (Gesellschaft mit beschränkter Haftung -GmbH-) effective as of January 1, 2005. LuxCo is wholly-owned by Cayman Cable Holding LP, George Town, Cayman Islands (Cayman Cable) which is owned by Providence Equity Partners, London, United Kingdom, the ultimate parent. KDG GmbH and its subsidiaries (KDG or the Company) is the market leader in the German cable television business in terms of homes passed, subscribers and revenues. The Company primarily provides cable access connections, offering up to 41 analog TV channels and up to 36 VHF radio stations. Furthermore, KDG delivers digital television signals through its digital playout center. KDG carries and offers its own digital pay program packages, packages of an unaffiliated German pay television operator, and the digital programs offered by the public and private broadcasters. The Company also offers internet and telephony services to its customers.

1.1   Acknowledgement

        The consolidated financial statements of KDG GmbH for the three years ended March 31, 2008, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statement also comply with the regulations under German Commercial Law pursuant to Sec. 315a (3) German Commercial Code. All IFRSs issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by KDG GmbH, have been adopted for use in the European Union (EU) by the European Commission. Therefore the consolidated financial statements also comply with IFRS as adopted by the EU.

1.2   Basis of Presentation

        The Company's fiscal year is the twelve month period ending March 31.

        The consolidated financial statements and notes are presented in Euros and all values are rounded to nearest thousand (T€) except where otherwise stated. The Company's financial statements have been prepared using consistent accounting and consolidation methods for all periods presented. The Company's statement of operations has been prepared using the cost of sales method under IFRS. The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and liabilities related to its Management Equity Participation Program that have been measured at fair value.

        The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

        Prior to March 31, 2007 the Company assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the "change in variable cash flow method". Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on "IAS 39 Financial Instruments:

Recognition and Measurement—Assessing hedge effectiveness of an interest rate swap in a cash flow hedge" the Company has reconsidered its accounting treatment applied to those transactions and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Company had adjusted its financial statements as of March 31, 2007 and comparative periods to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through profit and loss. This change in accounting treatment has been accounted for retroactively. This adjustment resulted in a decrease in other comprehensive income of T€8,320, a decrease in interest expense of T€13,682 and an increase in deferred tax expense of T€5,362 for the fiscal year ended March 31, 2006.

        With respect to changes in estimates regarding asset retirement obligations, refer to note 4.7 and 4.13.

1.3   Consolidation

1.3.1 Scope of Consolidation

        In the fiscal year ended March 31, 2008, the Company acquired Leto GmbH. As of May 9, 2007, Schramm Elektro und Antennen GmbH and as of July 10, 2007, HOT-Kabelservice Gesellschaft mit beschränkter Haftung (both were Level 4 operators) were merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG. KDG's consolidated financial statements as of March 31, 2008 are comprised of KDG GmbH and six consolidated subsidiaries (fiscal year ended March 31, 2007: seven consolidated subsidiaries; fiscal year ended March 31, 2006: six consolidated subsidiaries). Investments are consolidated if KDG GmbH directly or indirectly owns more than 50% of the outstanding voting rights of an entity and if the investments are under the control of KDG GmbH as defined by IAS 27 "Consolidated and Separate Financial Statements".

1.3.2 Changes in the Consolidation Group and Acquisitions

Share Acquisition

        The accounting for business combinations in the KDG consolidated financial statements is performed according to IFRS 3 "Business Combinations" by allocating the cost of a business combination to the acquiree's identifiable assets, liabilities and contingent liabilities at their fair value at the time of the acquisition. Any difference between the cost and the fair value is goodwill or badwill.

        As of March 1, 2008, the Company acquired 100% of the shares of Leto GmbH, an unlisted company based in Berlin, Germany, specialized in supplying multimedia for the housing industries, especially the provision and management of cable access for subscribers of Level 4 operators.

        The fair value of the identifiable assets and liabilities of Leto GmbH as at the date of acquisition and the corresponding carrying amounts immediately before the acquisition were:

	Fair value recognised on acquisition	Previous carrying value
	T€	T€
Customer List	5,094	4,418
Property and equipment	4,342	4,342
Cash and Cash equivalents	10	10
Trade receivables	22	22
Other current assets	79	79
Deferred expenses	4	4

	9,551	8,875

Liabilities to Affiliates	(9)	(9)
Other provision	(34)	(34)
Deferred income tax liabilites	(202)	0

	(245)	(43)

Net assets	9,306	8,832

Total consideration (in cash)	9,306

        From the date of acquisition, Leto GmbH had a positive impact in terms of revenue of T€190 and of T€12 to the net profit/loss of the Company. If the combination had taken place at the beginning of the year, the net loss for the Company would have been T€33,902 and revenue from continuing operations would have been T€1,199,350.

        With regard to business combinations that were effected after the balance sheet date but before the financial statements are authorized for issue the Company refers to Section 5.7.

Asset Acquisitions

        In the fiscal year ended March 31, 2008, the Company acquired approximately 63,610 subscribers and the major part of the associated technical CATV Level 4 network infrastructure from RKS Süd-West GmbH for total aggregate consideration of approximately T€20,270. The aggregate purchase price of the transactions resulted in an increase in customer list of T€15,653 and an increase of technical equipment of T€4,617.

        The Company acquired an additional 599 subscribers from several small Level 4 companies for total aggregate consideration of approximately T€192. The aggregate purchase price of the transactions resulted in an increase in customer list of T€189 and an increase of technical equipment of T€3.

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

        Companies in which KDG GmbH has significant influence over the business and the financial policies as defined by IAS 28 "Investments in Associates" are recorded in the consolidated financial statements using the equity method. Intercompany profits and losses of associated companies are eliminated in consolidation in relation to their shareholding ratio.

1.4   Currency Translation

        The functional and reporting currency of KDG is the Euro.

        Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are converted to Euros at the exchange rate of the European Central Bank on the balance sheet date. Currency differences resulting from these adjustments are recognized in the consolidated statement of operations.

        Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date which are to be carried at fair value were converted to Euros at the rate as of the balance sheet date. The Company used the following exchange rates (spot rates):

	March 31, 2008	March 31, 2007	March 31, 2006
1€	US$ 1.5812	US$ 1.3318	US$ 1.2104
1€	GBP 0.7958	GBP 0.6798	GBP 0.6964

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

2.1.2 Leases

Operating lease

        A lease is accounted for as an operating lease if all the risks and benefits incidental to ownership of the leased item remain with the lessor. Operating lease payments are therefore recorded on a straight-line basis over the lease term as an expense in the consolidated statement of operations.

Operating lease for Customer Premises Equipment (CPE)

        To get connection to Internet & Phone services as well as to receive digital TV, the Company leases the necessary equipment to the customers. These leases for which the Company is the lessor, are classified as an operating lease. Therefore, the Company capitalizes the CPE as fixed assets based on acquisition cost and the cost of removing the asset at the end of the lease. Over the useful life of 3 years, the assets are depreciated using the straight-line method.

Finance lease

        In accordance with IAS 17 "Leases", assets leased under finance leases are recorded at the lower of fair value at the inception of the lease or the present value of the lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

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

2.1.4 Depreciation of Fixed Assets

        Depreciation is calculated based on the straight-line method over each asset's estimated useful life as follows:

Buildings and leasehold improvements	3 to 25 years
Technical equipment and machines	3 to 20 years
Property and equipment	3 to 15 years

        Gains and losses from derecognition of fixed assets are determined by deducting the carrying amount of the asset being sold from the proceeds received at the time of derecognition. The results are included in other operating income or in the corresponding expense line item. The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate at each financial year end.

2.2   Intangible Assets

2.2.1 Customer List

        In connection with the initial acquisition of the cable business by the Company in March 2003, approximately T€681,659 of the purchase price was allocated to the customer list. Further additions to the customer list that occurred during the twelve months ended March 31, 2008 and in the previous years are primarily related to the acquisition of Level 4 companies and subscribers. The weighted remaining useful life of the customer list is 3.92 years, 4.61 years and 5.55 years as of March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

2.2.2 Other Intangible Assets

        Intangible assets which are purchased separately are recorded at cost. Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if they can be reliably measured at the acquisition date.

        Computer software is recorded at cost as an intangible asset.

        The Company recognizes intangible assets developed internally (consisting of software used by the company) to the extent the criteria in IAS 38 "Intangible Assets" are met. Development costs for internally generated intangible assets are recognized at cost to the extent the Company can demonstrate the technical feasibility of completing the asset, how the asset will generate future economic benefit, the availability of resources to complete the asset and the ability to measure reliably the expenditure during the development. If the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

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

        The amortization of other intangible assets with definite useful lives is based on the straight-line method over the assets` estimated useful lives Amortization begins when the intangible asset is ready for use.

        The Company recognizes subscriber acquisition costs incurred to obtain new subscribers. The Company amortizes these costs over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period.

        The amortization expense is recognized in the statement of operations in the expense category consistent with the function of the intangible assets.

        The useful lives are estimated as follows:

•	Customer list	8.5 years
•	Software and licenses	1-10 years
•	Subscriber Acquisition Costs	1-8.5 years

        The appropriateness of the useful life for the customer list is validated on an annual basis.

2.3   Financial Instruments

Recognition and Derecognition of Financial Instruments

        Financial assets and liabilities are recognized when the Company enters into a contractual relationship with the respective counterparty or issuer. A financial asset is derecognized when:

  •
  the rights to receive cash flows from the asset have expired;

  •
  the Company retains the right to receive cash flows from the asset but has assumed an obligation to pay those cash flows in full without material delay to a third party under a 'pass-through' arrangement; or

  •
  the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

        A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

        Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recorded in the consolidated statement of operations.

Financial Assets

        Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are initially recognized they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All purchases and sales of financial assets in the ordinary course of business are recognized on the date on which control over the asset changes.

Financial assets at fair value through profit or loss

        Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognized in the consolidated statement of operations.

Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statement of operations when the loans and receivables are extinguished or impaired as well as through the amortization process.

Available-for-sale financial assets

        Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is sold or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the statement of operations.

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

Derivative Financial Instruments

        Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from financing activities. In accordance with IAS 39 "Financial Instruments: Recognition and Measurement", all derivative financial instruments are accounted for at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the statement of operations or in the statement of changes in equity under cash flow hedge reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in the consolidated statement of operations. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100% effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as a cash flow hedge reserve.

        If derivative financial instruments are not 100% effective, the difference between the fair value and the changes in fair value of the related underlying contract is recognized in the consolidated statement of operations. The portion of the change in fair value not covered by the underlying transaction is immediately recognized in the consolidated statement of operations. If hedge accounting cannot be used by the Company, the change in the fair value of derivative financial instruments is recorded in the consolidated statement of operations.

Equity Investments in Associates

        Investments in associates are accounted for using the equity method at the investor's share of equity pursuant to IAS 28 "Investments in Associates". The Company's share of income, reduced by distributions and amortization of write-ups in amortizable assets from purchase accounting is disclosed in the fixed asset register as a change in equity investments.

2.4   Inventories

        Raw materials, consumables, supplies, finished goods and merchandise are recorded at the lower of cost or net realizable value. Cost is generally determined using a moving average cost.

2.5   Trade and Other Receivables

        Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

2.6   Cash and Cash Equivalents

        Cash and cash equivalents are mainly comprised of cash on hand and other short-term, highly liquid investments with an original maturity of three months or less. Cash on hand and in bank and other are carried at nominal value.

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

        If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and recoverable amount, i.e. the higher of the present value of estimated future cash flows discounted at the financial asset's original effective interest rate and fair value less cost to sell. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

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

2.9   Employee Benefits

        Under the Company's pension plans, KDG provides employees post-employment benefits under a defined benefit plan. The benefits are unfunded.

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

        If the benefits of the pension plan improve, the share of those plan improvements relating to the employees' previous years of service will be recognized as an expense on a straight-line basis over the period in which the claims vest. If the claims have already vested, the prior service cost is expensed immediately.

        In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in the consolidated statement of operations until the cumulative outstanding amounts exceed a corridor of 10% (corridor approach) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to the consolidated statement of operations over the remaining average service life of the employees entitled to pensions.

2.10 Other Provisions

        Other provisions are recognized in the consolidated balance sheet pursuant to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" when a legal or constructive obligation to a third party arises as a result of past events, an outflow of resources embodying economic benefits will be required to settle the obligation and the anticipated amount of the provision can be reliably estimated. Non-current other provisions are stated at their discounted settlement value on the balance sheet date where the effect of the time value of money is material.

2.11 Trade Payables and Other Liabilities

        Trade payables and other liabilities are recorded at amortized cost.

2.12 Revenue and Other Income

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The different types of revenue are recognized as follows:

Installation and network connection

        Revenue from the installation of the cable connection and the network connection is recognized when the services have been rendered, the costs incurred can be measured reliably and the Company is not obliged to provide any future network connection or installation services.

Rendering of services

        Revenue generated by the delivery of analog and digital pay products, internet and telephone services, as well as carriage fees and digital playout facility fees paid by television broadcasters, are recognized when services have been provided, the costs incurred can be measured reliably and the Company is not obliged to provide any future services. Prepayments are accounted for by deferring the received payments and amortizing them straight-line over the service period.

        When free months are offered to customers in relation to a subscription, the Company recognizes the total amount of billable revenue in equal monthly installments over the term of the contract provided that the Company has the enforceable and contractual right to deliver the customer with the products after the promotional free month period. If free months are given without a contract at the beginning of a subscription period, the company does not recognize revenues during the free months as the customer's continuance is not assured.

Sale of goods

        Revenue for the sale of digital set-top boxes, cable modems, and other goods (Customer Premises Equipment—CPE) is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Costs in connection with returns are accounted for by accruing the respective amount. If the Company acts as an agent, revenue is only recognized in the amount of the sales commissions.

Multiple Elements Arrangements

        For bundled services in multiple element arrangements the Company recognizes revenue for each element on the basis of the relative fair value of each item in the transaction, if there is an evidence of fair value.

2.13 Share-Based Payments

        The Company applies IFRS 2 "Share-Based Payment". Under IFRS 2, plans which result in share-based payment transactions have to be accounted for as cash-settled if the interest holder will receive a payment in cash upon settlement rather than the underlying equity instruments. Due to the terms of the different programs at KDG, it is highly likely that the general partner of Cayman Cable Holding L.P. (the Partnership) will exercise the existing repurchase option in most cases of the interest holders' termination of employment and settle in cash. Alternatively, employees leaving the Company may have the option to put their vested interests to Cayman for cash. In the case of a put or call, the employee is generally protected from decreases in fair value below their initial investment amount. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests in the Management Equity Participation Program I (MEP I) and in the Management Equity Participation Program IV (Indirect MEP IV), which are share acquisition programs the costs of cash-settled transactions are measured initially based on the notional amount paid.

        For MEP II and III, as well as the MEP IV Option program and MEP V, which all are option programs, the costs of cash-settled transactions are measured initially at fair value at the grant date using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted because it is typically not possible to reliably estimate the fair value of employee services received. This fair value is expensed over the period until vesting with recognition of a corresponding liability.

        For all MEP programs the services received during the vesting periods and, therefore, the corresponding liabilities, are re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the consolidated statement of operations.

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

        Income taxes relating to items recognized directly in equity are recognized in equity and not in the statement of operations.

        Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.15 Key Judgments and Estimation Uncertainty

        The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in the consolidated statement of operations when better information is available.

2.15.1 Key Judgments

        In the process of applying KDG's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Derivatives

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

        Hardware devices are recognized as equipment in accordance with IAS 16 and amortized over the useful life of three years.

Operating lease cable ducts

        In certain cases KDG leases space in the cable ducts of Deutsche Telekom AG (DTAG) to house KDG's network cable. The Company has determined that it retains no significant risks and rewards of ownership of these cable ducts and, therefore, accounts for the leases as operating leases.

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

Derivatives

        The fair values of the derivative financial instruments as of the balance sheet date have been estimated at the net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). The total fair values of the derivative financial instruments amounted to T€-116,346, T€-53,191 and T€-26,461 as of March 31, 2008, March 31, 2007 and 2006, respectively.

Share-based payments

        As of March 31, 2006 and for periods prior to this, it was management's intention to settle MEP I using the formula price as stated in the respective limited partnership agreement. Effective April 19, 2006 and in connection with the 5th amendment to the limited partnership agreement, the controlling shareholders of Cayman Cable modified the settlement terms of MEP I interests in Cayman Cable Holding L.P to better reflect current market value conditions, changing the settlement formula from an EBITDA formula with fixed multiples to estimated fair value. The change in the fair price estimation resulted in an increase in personnel expenses in the amount of T€36,836 for the fiscal year ended March 31, 2007.

        Based on the 5th amendment to the limited partnership agreement, the fair value measurement for MEP IV interests is based on the same valuation methods as is used for MEP I.

        The measurement of the fair value at grant date with respect to the MEP II and MEP III option plans as well as to the MEP IV Option Program and MEP V is based on the Black-Scholes option pricing model. The main parameters, the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date were estimated by the Company.

        The Company recognized expenses with respect to all MEP plans in an amount of T€23,042, T€41,791 and T€19,232 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Internally Developed Software

        The Company recognized intangible assets developed internally (consisting of software used by the Company) to the extent the criteria of IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured. For the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively, approximately T€2,528, T€1,048 and T€3,042 of costs for internally developed software were capitalized.

Customer List

        The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the average number of terminations and the term of the average contract life. The book value of the customer list amounted to T€317,813, T€382,387 and T€460,483 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Provision for Pensions

        With respect to the actuarial calculation of the provision for pensions, the Company estimated the future salary increases, future pension increases and the discount rate. As of March 31, 2008, March 31, 2007 and March 31, 2006, the provision for pensions amounted to T€29,148, T€24,171 and T€19,798, respectively.

Asset Retirement Obligations

        The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the technical facilities. Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Approximately 93% of KDG's obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDG assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years. The remaining 7% of the asset retirement obligations are divided into accruals for furniture, fixtures and miscellaneous restoration obligations. The asset retirement obligations amounted to T€20,665, T€20,562 and T€19,964 as of March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

2.16 Accounting Standards Recently Issued by the IASB

        The Company applied all IFRSs and IFRIC interpretations issued by the IASB, London, that are effective as of March 31, 2008, and applicable to the Company. The designation IFRS also includes all valid IAS. All interpretations of the IFRIC, formerly the SIC, were also applied.

Accounting Standards recently issued by the IASB and applied by the Company

        In addition to the IFRSs and IFRIC Interpretations already applied by the Company in the fiscal year ending March 31, 2007, it has adopted the following amended IFRS standards and IFRIC interpretation during the year ending March 31, 2008. The following standard did have an effect on the financial statements of the Company:

        IFRS 7 "Financial Instruments: Disclosures"

  This standard results in a fundamental restructuring of the disclosure obligations for financial instruments and combines all disclosure regulations for financial instruments in a new standard. IFRS 7 requires disclosure of information on the importance of financial instruments for the asset and income situation of companies. In addition, it contains new requirements for reporting on risks which are associated with financial instruments. Also associated with the adoption of IFRS 7 is an expansion of IAS 1 "Presentation of Financial Statements". Qualitative information is disclosed on objectives, methods and processes for the management of capital. In addition external minimum capital claims, infringements of these as well as the resulting consequences are disclosed.

        The following interpretation did not have any effect on the financial statements of the Company:

        IFRIC 11 "IFRS 2 Group and Treasury Share Transactions"

  IFRIC 11 was issued in November 2006 and becomes effective for annual periods beginning on or after March 1, 2007. This Interpretation requires arrangements whereby an employee is granted rights to an entity's instruments to be accounted for as an equity settled scheme, even if the entity buys the instruments from another party, or shareholders provide the equity instruments needed.

Accounting Standards recently Issued by the IASB and not yet applied by the Company

        The Company has not applied the following IFRS and IFRIC interpretations that have been issued and have been endorsed by the EU but are not effective as of March 31, 2008:

        In November 2006, the IASB issued IFRS 8 "Operating Segments". The standard requires an entity to report financial and descriptive information about its reportable segments. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. The standard also requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about revenues derived from its products or services, about the countries in which it earns revenues and holds assets, and about major customers. The provisions of IFRS 8 are effective for annual periods beginning on or after January 1, 2009. The Company expects to adopt the amended IFRS 8 beginning April 1, 2009. It is not expected that the adoption of IFRS 8 will have a material impact on the Company's results of operations, financial position or cash flow.

        The Company has not applied the following IFRSs and IFRIC interpretations that have been issued but have not yet been endorsed by the EU and are not effective as of March 31, 2008:

        In September 2007, the IASB issued a revised version of IAS 1 "Presentation of Financial Statements: A Revised Presentation", which has to be applied to annual periods beginning on or after January 1, 2009. Early adoption is not expected. The intention of the revision is to improve the users' ability to analyse and compare the information given in financial statements. IAS 1 requires a Statement of Comprehensive Income and under certain circumstances the presentation of the opening balance sheet of the comparative period. The initial application of the revised IAS 1 will have an effect on the presentation of the consolidated financial statements.

        In March 2007, the IASB issued a revised version of IAS 23 "Borrowing Costs". The revised standard requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of qualifying assets as a part of the costs of that asset. Under this standard an entity does not have to capitalize borrowing costs relating to qualifying assets measured at fair value, or to inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial time to produce. The revised Standard is effective for annual periods beginning on or after January 1, 2009. The Company expects to adopt the amended IAS 23 beginning April 1, 2009. It is not expected that the adoption of amendments will have a material impact on the Company's operations, financial position or cash flow.

        In January 2008, the IASB issued a revised version of IAS 27 "Consolidated and Separate Financial Statements", which has to be applied to annual periods beginning on or after July 1, 2009.

Early adoption is not expected. The changes in this Standard relate to the accounting for non-controlling (minority) interest and are not expected to have any effect on the Company's results of operations, financial position or cash flow.

        In February 2008, the IASB published amendments to IAS 32 and IAS 1 "Puttable Financial Instruments and Obligations Arising on Liquidation", which have to be applied to annual periods beginning on or after January 1, 2009. Early adoption is not expected. These amendments require certain financial instruments that represent a residual interest in the net assets of an entity, which would otherwise be classified as financial liabilities, to be classified as equity, if both the financial instrument and the capital structure of the issuing entity meet certain conditions. IAS 1 has been amended to include additional disclosure requirements. It is not expected that the adoption of the amendments will have a material impact on the Company's results of operations, financial position or cash flow.

        In January 2008, the IASB published an amendment to IFRS 2 "Share-Based Payment: Vesting Conditions and Cancellations", which has to be applied to annual periods beginning on or after January 1, 2009. Early adoption is not expected. This amendment clarifies the definition of vesting conditions in share-based payments and stipulates that all cancellations of share-based payments should receive identical accounting treatment, regardless of the party responsible for cancellation. The adoption of this revision is not expected to have a material impact on the Company's results of operations, financial position or cash flow.

        In January 2008, the IASB published a revised version of IFRS 3 "Business Combinations", which has to be applied to annual periods beginning on or after July 1, 2009. Early adoption is not expected. Major changes are: (a) the requirement that the assets acquired, the liabilities assumed, and equity interests be consistently measured at fair value on the acquisition date, (b) All items of consideration transferred by the acquirer are measured and recognized at fair value at the acquisition date, including contingent consideration, (c) transaction costs incurred in an acquisition are recognized in the statement of operations as incurred, (d) the option of measuring any non-controlling interest in the entity at fair value, and (e) new disclosures are required. The changes must be applied prospectively and will affect future acquisitions.

        In November 2006, the IFRIC issued the interpretation IFRIC 12, "Service Concession Agreements". The interpretation addresses how service concession operators should apply existing IFRSs to account for the obligations they assume and rights they receive in service concession arrangements. In one type of such an arrangement, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading a public sector asset. In the other type of such an arrangement, the operator receives an intangible asset, i.e., a right to charge for the use of the public sector asset that it contracts or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent to the extent to which the public uses the service. IFRIC 12 allows for the possibility that both types of arrangements may exist within a single contract. To the extent that the government has given an unconditional guarantee to pay for the construction of the public sector asset, the operator owns a financial asset. To the extent that the operator has to rely on the public using the service in order to obtain payment, the operator owns an intangible asset. IFRIC 12 applies for all annual periods beginning on or after January 1, 2008. The Company expects to adopt IFRIC 12 beginning April 1, 2008. The adoption of this interpretation is not expected to have a material impact on the Company's results of operations, financial position or cash flow.

        In June 2007, the IFRIC issued the interpretation IFRIC 13 "Customer Loyalty Programs", which has to be applied for annual periods beginning on or after July 1, 2008. Early adoption is not expected. The interpretation addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. It is not expected that the adoption of the interpretation will have a material impact on the Company's results of operations, financial position or cash flow.

        The IFRIC issued IFRIC 14 "The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction" in July 2007. The standard is effective for annual periods beginning on or after January 1, 2009. Early adoption is not expected. The interpretation addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS 19 on the measurement of the defined benefit asset or liability. It is not expected that the adoption of the interpretation will have any impact on the Company's results of operations, financial position or cash flow.

        In July 2008, the IFRIC issued the Interpretation IFRIC 15 "Agreements for the Construction of Real Estate" which has to be applied for annual periods beginning on or after January 1, 2009 and is to be applied retrospectively. Early adoption is not expected. IFRIC 15 provides guidance on how to determine whether an arrangement for the construction of real estate is within the scope of IAS 11 "Construction contracts" or IAS 18 "Revenue" and when revenue from the construction should be recognized. It is not expected that the adoption of the interpretation will have any effect on the Company's results of operation, financial position or cash flow.

        In July 2008, the IFRIC issued the Interpretation IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" which has to be applied for annual periods beginning on or after October 1, 2008. Early adoption is not expected. IFRIC 16 clarifies that the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. It is not expected that the adoption of the interpretation will have any effect on the Company's results of operation, financial position or cash flow.

3.     Notes to the Statement of Operations

3.1   Revenues

        Revenues were generated in Germany as follows:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Cable access revenues	867,066	845,562	839,276
TV/Radio revenues	179,802	162,987	137,839
Internet revenues	48,591	24,241	7,008
Phone revenues	72,776	32,299	2,842
TKS revenues	28,635	28,090	25,168

	1,196,870	1,093,179	1,012,133

        Cable access revenues are primarily made up of monthly subscription fees paid for access to our network and the delivery of analog and digital signals to both our direct and indirect subscribers. We also receive one time fees for the installation of a cable television or network connection.

        TV/Radio revenues are primarily generated by subscription fees paid by our customers for our pay TV digital packages, Kabel Digital International, Kabel Digital Basic and Kabel Digital Home. The Company sells its pay TV packages on a subscription basis directly to consumers and indirectly through certain Level 4 operators. Additional revenues are generated by sales of CPE, digital and analog carriage fees and fees for the use of the digital platform.

        Internet revenues are primarily comprised of monthly subscription fees for internet services and, to a much lesser extent, revenues from one time installation fees and the sale of CPE.

        Phone revenues are primarily comprised of monthly subscription fees and variable fees based on usage and, to a much lesser extent, revenues from one time installation fees and the sale of CPE.

        TKS revenues primarily relate to revenues generated by TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (TKS) for providing cable television, Internet & Phone services to the NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (DTAG) who prefer English language bills. Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases such as prepaid mobile phones, cash cards, and telecommunication related products and services.

3.2   Cost of Services Rendered

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
Cost of materials and services	313,976	288,120	257,357
thereof service level agreements	164,992	169,486	169,715
Personnel expenses	44,171	63,018	53,449
Depreciation and amortization	154,676	133,123	117,428
thereof intangible assets	4,943	4,976	4,342
thereof tangible assets	149,733	128,147	113,086
Other cost and expenses	75,638	82,829	61,821

Total Cost of Service Rendered	588,461	567,090	490,055

        Cost of services rendered include primarily costs of materials and services, including charges related to service level agreements for services provided by DTAG as well as personnel expenses, depreciation and amortization and other cost and expenses. These other costs and expenses are primarily comprised of copyright expenses, IT support and other miscellaneous expense. In the fiscal year ended March 31, 2007, personnel expenses included accrued expenses for restructuring in the amount of T€11,639.

3.3   Other Operating Income

        Other operating income amounts to T€12,613, T€13,215 and T€12,522, respectively, for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, and primarily consists of administrative fees charged to customers who do not pay their subscription fee by direct debit amounting to T€3,024, T€3,348 and T€3,103, respectively, for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, and insurance recoveries related to damaged property, marketing subsidies and other income amounting to T€3,502, T€3,897 and T€3,195 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

3.4   Selling Expenses

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
Cost of materials and services	26,080	27,139	19,418
Personnel expenses	71,445	70,515	70,425
Depreciation and amortization	115,478	95,983	88,155
thereof intangible assets	104,525	92,783	86,631
thereof tangible assets	10,953	3,200	1,524
Other cost and expenses	139,833	125,015	99,049

Total Selling Expenses	352,836	318,652	277,047

        Selling expenses primarily consist of costs of materials and services, personnel expenses for sales and marketing employees, depreciation and amortization expense primarily relating to the customer list and other cost and expenses including marketing and advertising expenses, sales commissions and other miscellaneous expenses.

3.5   General and Administrative Expenses

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
Personnel expenses	64,453	76,065	41,134
Depreciation and amortization	23,795	17,512	15,161
thereof intangible assets	19,783	13,941	11,938
thereof tangible assets	4,012	3,571	3,223
Other cost and expenses	40,419	47,377	46,127

Total General and Administative Expenses	128,667	140,954	102,422

        General and administrative expenses which are related to headquarter functions primarily include personnel expenses related to headquarter personnel, depreciation and amortization for IT and standard software licenses and other cost and expenses including external consulting expense, IT-support and other miscellaneous expenses.

3.6   Personnel Expenses

        Personnel expenses are comprised of the following:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Wages and salaries	152,005	179,202	136,265
Social security	28,064	30,396	28,743

	180,069	209,598	165,008

        Included in wages and salaries:

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
MEP	23,042	41,791	19,232
thereof cost of services rendered	797	295	584
thereof selling expense	1,687	2,731	8,846
thereof general and administrative expenses	20,558	38,765	9,802
Restructuring	2,593	14,381	6,205
thereof cost of services rendered	2,383	11,639	4,193
thereof selling expense	5	987	2,012
thereof general and administrative expenses	205	1,755	0

        For further information regarding restructuring plans see Section 4.13.

        Included in social security:

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
Personnel expenses related to defined benefit pension plan	3,781	3,477	2,431
thereof cost of services rendered	1,120	1,030	1,158
thereof selling expense	1,499	1,368	626
thereof general and administrative expenses	1,162	1,079	647
Statutory social security contribution	19,710	20,458	19,494
thereof cost of services rendered	6,419	7,725	7,438
thereof selling expense	8,578	8,611	8,071
thereof general and administrative expenses	4,713	4,122	3,985

        For the fiscal years ended March 31, 2008, 2007 and 2006, social security included T€10,003, T€8,420 and T€8,007, respectively, for expenses related to the defined contribution plans from the governmental pension scheme.

        During the years ended March 31, 2008, March 31, 2007 and March 31, 2006, an average of 2,702, 2,781 and 2,625, respectively, people were employed.

3.7   Interest Expense and Income

Interest Expenses

	Fiscal Year Ended March 31,
	2008	2007	2006
		(in T€)
Interest Expenses on financial instruments that are not at fair value through profit or loss
Senior Notes	78,465	78,465	78,465
Senior Credit Facility	81,645	65,670	62,305
Amortization of Capitalized Finance Fees	8,296	9,819	66,900
Transaction Costs for Bridge Facility	0	0	7,535
Finance Lease	2,873	2,675	2,657
Other	588	1,704	2,396
Interest Expenses/Income on financial instruments at fair value through profit or loss	(3,122)	(5,718)	(6,900)
Interest expense on provisions and non-financial liabilities
Pensions	1,395	1,186	1,019
Asset Retirement Obligations	999	888	723
Other	700	981	0

Total Interest Expenses	171,839	155,670	215,100

        Interest expense includes interest accrued on bank loans, the Company's 2014 Senior Notes, amortization of financing fees, interest on finance leases and other.

        Interest expenses on financial instruments at fair value through profit or loss includes net interest payments to the counterparties of interest rate swaps and caps as well as effects from fair value measurement of such financial instruments. Included in interest expenses for the fiscal year ended March 31, 2006 is a positive adjustment related to a retroactive de-designation of the Company's hedge relationship.

        (See the definition of all terms above in Section 4.11 and 5.5).

Interest Income

        Interest income for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006 amounts to T€2,057, T€3,563 and T€2,774, respectively, and primarily relates to interest income on bank deposits. Of the total interest income, amounts of T€45, T€603 and T€0 relate to non-financial assets and liabilities mainly in connection with tax issues. Interest income will remain a small contributor to the Company's operating results in the future.

3.8   Taxes on Income

        Major components of income tax expense for the years ended March 31, 2008, March 31, 2007 and March 31, 2006 are:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Consolidated statement of operations
Current income tax
Current income tax charge	1,985	2,907	2,701
Prior year income tax charge/release	(1,118)	(2,138)	427
Deferred income tax
Relating to origination and reversal of temporary differences	(104)	26,796	8,539

Income tax expense (+)/ income (-) reported in consolidated statement of operations	763	27,565	11,667

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Consolidated statement of changes in equity
Deferred income tax
Net deferred income on revaluation of hedges	(12,446)	(13,421)	18,580
Net loss/profit on revaluation of financial instruments	17,048	18,003	(12,803)

Income tax benefit (-)/expense (+) reported in equity	4,602	4,582	5,777

        As a result of the 2008 corporate tax reform, the combined income tax will be 29.79% from 2008. The anticipated tax rate of 29.79% (2007 and 2006: 39.19%) is based on the corporate income tax rate of 15%, a solidarity surcharge of 5.5% on corporate income tax and a trade tax rate of 13.96%.

        A reconciliation of income taxes for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, determined using a combined statutory rate of 29.79% for corporate and trade tax to actual income tax expense as recorded on the statement of operations, is as follows:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Loss (-) before income tax	(33,076)	(71,705)	(56,831)
Notional tax income at KDG's statutory income tax rate of 29.79% (2007 and 2006: 39.19%)	(9,852)	(28,101)	(22,272)
Adjustments in respect of current income tax of previous years	(1,118)	(2,138)	427
Unrecognized tax losses	9,958	30,679	16,587
Non-deductible expenses	15,722	25,940	17,324
Tax-free income portions	(255)	(77)	0
Tax-rate changes	(13,461)	0	0
Other	(231)	1,262	(399)

Income tax benefit (-)/expense (+) according to the statement of operations	763	27,565	11,667

Deferred income taxes

        Deferred income taxes at March 31, 2008, March 31, 2007 and March 31, 2006 relate to the following:

				Consolidated statement of operations
	Consolidated balance sheet
				Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	2008	2007	2006
	T€	T€	T€	T€	T€	T€
Deferred income tax liabilties
Debt issuance cost	18,357	24,157	16,512	(5,800)	7,645	(25,660)
Fair value adjustments customer list	16,983	28,103	32,626	(11,321)	(5,884)	(2,748)
Accelerated depreciation for tax purposes	94,354	95,038	57,824	(684)	37,214	43,120
Asset Retirement Obligation	6,491	9,083	5,021	(2,592)	4,062	(1,038)
Fair value adjustments fixed assets	0	1,751	4,500	(1,751)	(2,749)	261
Intangible assets	2,323	3,149	3,725	(826)	(576)	238
Financial instruments	35,673	18,625	622	0	0	0
Finance lease contracts	0	0	88	0	(88)	(97)
Revenue Recognition	9,795	6,479	0	3,316	6,479	0
Other	71	88	0	(17)	88	0

Gross deferred income tax liabilities	184,047	186,473	120,918

Offsetting with deferred tax assets	(96,517)	(103,814)	(70,967)

Net deferred income tax liability	87,530	82,659	49,951

Deferred income tax
Tangible assets	571	0	0	(571)	0	0
Hedges	33,839	20,559	10,498	(834)	3,360	6,601
Receivables	9,988	17,027	12,165	7,039	(4,862)	(3,781)
Other accruals	1,526	65	1,435	(1,461)	1,370	(578)
Pension	1,372	1,191	748	(181)	(443)	125
Finance Lease contracts	1,170	1,319	1,080	149	(239)	(298)
Tax loss carryforwards	48,588	64,018	45,437	15,430	(18,580)	(7,606)

Gross deferred income tax assets	97,054	104,179	71,363

Offsetting with deferred tax liabilities	(96,517)	(103,814)	(70,967)

Net deferred income tax asset	537	365	396

Deferred income tax charge				(104)	26,797	8,539

        For the years ended March 31, 2008, March 31, 2007 and March 31, 2006, deferred tax assets on corporate income tax loss carry forwards of KDG in the amount of T€268,229 T€219,621 and T€145,433, respectively and trade tax loss carry forwards of KDG in the amount of T€43,987, T€47,550 and T€55,261, respectively were recognized. In accordance with IAS 12, the Company has assessed that the deferred tax assets for these tax loss carry forwards are probable to be realized under consideration of the German minimum taxation rules. The tax loss carry forwards do not expire under current law.

        Deferred tax assets on further corporate income tax loss carry forwards of KDG in an amount of approximately T€280,000, T€250,000 and T€250,000, respectively for the years ended March 31, 2008, March 31, 2007 and March 31, 2006 and trade tax loss carry forwards in the amount of approximately T€226,000, T€176,000 and T€79,000, respectively have not been recognized due to uncertain recoverability.

Liabilities due to Income Taxes

        The liabilities due to income taxes of T€12,961, T€14,157 and T€19,419, respectively for the years ended March 31, 2008, March 31, 2007 and March 31, 2006 in the balance sheet relate to corporate and trade tax.

4.     Notes to the Balance Sheet

4.1   Cash and Cash Equivalents

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Cash at banks	15,463	54,108	175,471
Short-term deposits	0	0	49,621

        Cash and cash equivalents are primarily comprised of cash bank balances and money market funds.

4.2   Receivables

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Gross Trade receivables	215,206	160,683	160,630
Bad debt allowance	(84,328)	(59,313)	(39,831)

Trade Receivables	130,878	101,370	120,799

Receivables from Affiliates	922	1,019	1,566
Receivables from Associates	31	108	590
Receivables from Shareholders	0	0	351

	953	1,127	2,507

	Balance at Beginning of Period	Provision for Bad Debt	Deduction/ Write-Offs and other Charges	Balance at End of Period
	T€	T€	T€	T€
Fiscal year ended March 31, 2008
Allowance for doubtful accounts	(59,313)	(39,324)	14,309	(84,328)

Fiscal year ended March 31, 2007
Allowance for doubtful accounts	(39,831)	(25,014)	5,532	(59,313)

Fiscal year ended March 31, 2006
Allowance for doubtful accounts	(48,356)	(6,691)	15,216	(39,831)

        As of March 31, the analyses of trade receivables that were past due but not impaired were as follows:

		Carrying amount past due but not impaired at the reporting date
	Not past due	Less than 30 days	31–60 days	61–90 days	More than 90 days	Total
	(in T€)
March 31, 2008	48,220	47,173	8,033	5,444	22,008	82,658
March 31, 2007	34,420	28,398	19,556	12,326	6,670	66,950

        Receivables with an invoice amount of T€50,739, T€14,974 and T€11,036, excluding VAT, at March 31, 2008, March 31, 2007 and March 31, 2006, respectively, were individually determined to be impaired and were written off by 100%.

        Accounts receivable past due but not impaired are expected to ultimately be collected.

        Also no indications of defaults are recognizable for accounts receivable that are neither past due nor impaired.

        All receivables were pledged as security in accordance with the Senior Credit Facility Agreement (see 4.11 Financial Liabilities) at March 31, 2008, March 31, 2007 and March 31, 2006.

4.3   Inventories

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Raw materials, consumables and supplies	6,138	2,949	2,409
Work in process	74	0	71
Finished goods and merchandise	19,989	21,316	10,973
thereof carried at net realizable value	1,293	1,723	682

	26,201	24,265	13,453

        Due to an increase in number of customers and therefore an increase in demand of digital cable access, inventory of finished goods has been reduced. These are capitalized in fixed assets. The total amount of inventories recognized as an expense amount to T€20,580, T€26,020 and T€28,863 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively. Expenses for inventory allowances related to obsolete inventory were approximately T€69, T€258 and T€1,009, respectively. Inventories in an amount of T€7,238, T€6,373 and T€3,829 were pledged in accordance with the Senior Credit Facility Agreement (see 4.11 Financial Liabilities) at March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

4.4   Receivables from Tax Authorities

        Receivables from tax authorities relate to corporate income tax, trade tax and solidarity tax contributions and amounted to T€6,881, T€6,266 and T€1,473 as of March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

4.5   Other Current Assets and Prepaid Expenses

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
VAT refund claims	530	4,321	4,351
Creditors with debit balances	1,653	1,768	1,238
Deposits	2,422	1,691	1,385
Withholding tax	0	0	1,651
Security withheld	357	357	357
Payments in advance	1,387	0	0
Miscellaneous other receivables	923	634	5,129
Current prepaid expenses
Deferred Costs for Equipment located at customer locations	6,571	9,916	8,342
Insurance	1,780	2,937	3,303
Other	11,552	7,846	7,436

	27,175	29,470	33,192

        As of March 31, 2008, other current prepaid expenses primarily consisted of prepaid cost for transaction cost, interest, fees and contributions, broadband fees and prepaid expenses for maintenance.

4.6   Intangible Assets

Software and Licenses and other Contractual and Legal Rights

        Software and licenses primarily consist of software licenses for standard business software and costs related to the customer care and billing system. The software is being amortized on a straight-line basis over three to six years through October 2010.

        Beginning April 1, 2006, the Company modified the conditions related to the minimum duration of customer contracts. Due to this modification, the Company began to capitalize the related sales commissions of its sales agents and the costs of call center representatives based on future contractual revenue streams. The amortization period of these amounts is 8.5 years for cable access contracts, which is based on the estimated average life of an access customer relationship, and 12 or 24 months for digital pay and Internet & Phone contracts which is based on the fixed term period of those customer contracts. Amortization is calculated based on the straight-line method. For the fiscal years ended March 31, 2008 and March 31, 2007, sales commissions in an amount of T€28,091 and T€17,384, respectively, were capitalized in software and licences and other contractual and legal rights. The amortization of sales commissions was T€13,507 and T€4,806 for the fiscal years ended March 31, 2008 and March 31, 2007, respectively.

Internally Developed Software

        For the years ended March 31, 2008, March 31, 2007 and March 31, 2006 approximately T€2,528, T€1,048 and T€3,042, respectively, of costs for internally developed software were capitalized. For the fiscal year ended March 31, 2008, costs for internally developed software comprised of T€795 for internally developed software and T€1,733 for prepayments for internally developed software. These amounts relate to costs incurred in the further development of company-specific software applications, particularly for its customer care and billing systems (CCB), Smile BK and digital pay TV. The software of CCB is being amortized over a period of 6 years, the software of Smile BK and digital pay are being amortized over a period of 4 years. The remaining useful life of all internally developed software is between 0.5–3.5 years.

Customer List

        For the years ended March 31, 2008, March 31, 2007 and March 31, 2006 the Company recorded additions in the customer list of T€20,936, T€5,713 and T€6,178, respectively. The remaining useful life of the customer list is between 3.5–8.5 years.

        For further information relating to intangible assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

4.7   Property and Equipment

Asset Retirement Obligation

        In many cases KDG leases space in the cable ducts of DTAG to house KDG's cable network. Related to these leases, KDG is subject to contractual asset retirement obligations. The costs were estimated at T€17,477 and were capitalized as of April 1, 2003. Further additions related to new asset retirement obligations in an amount of T€723 were recognized as of March 31, 2008. Depreciation is charged over the normal useful life of the respective assets which resulted in a depreciation expense of T€1,398, T€1,509 and T€1,260 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

        Due to a change in estimate with respect to the interest rate as of March 31, 2008 and March 31, 2007 the capitalized costs were reduced by an amount of T€2,308 and T€1,182, respectively.

Operating Lease for CPE

        To get connection to internet and phone services as well as to receive digital pay TV, the Company leases the necessary equipment to the customers. These leases, for which the Company is the lessor, are classified as operating leases. Therefore, the Company capitalizes the CPE as fixed assets based on acquisition cost and the cost of removing the asset at the end of the lease. Over the useful life of 3 years the assets are depreciated using the straight-line method. In the Fixed Asset Schedule CPE is presented as part of technical equipment. For the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, the net book value of CPE amounted to T€22,468, T€4,352 and T€0, respectively.

Finance Lease

        As of March 31, 2008, the Company leased certain transponders under finance leases through 2012. As of March 31, 2008, March 31, 2007 and March 31, 2006, the net book value of the capitalized transponders totaled T€33,136, T€38,449 and T€28,802, respectively. During the fiscal year ended March 31, 2008, March 31, 2007 and March 31, 2006, KDG recorded depreciation expense of T€7,759, T€5,664 and T€4,735, respectively. The Company also recorded interest expense related to these finance leases of T€2,853, T€2,504 and T€2,473 for the fiscal years ended March 31, 2008, 2007 and 2006, and paid T€7,197, T€5,145 and T€3,973, to reduce the financial liability, respectively.

        There is an option to extend the contract duration related to the lease of certain transponders by another five year period by mutual agreement of the parties, which must be reached at least six months before the expiry of the first five year period.

        Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2008		2007		2006
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	T€	T€	T€	T€	T€	T€
Within one year	10,645	8,228	10,008	7,184	7,083	4,740
After one year but not more than five years	32,113	28,836	39,481	34,141	25,843	20,635
After five years	0	0	536	534	6,982	6,693

Total minimum lease payments	42,758	37,064	50,025	41,859	39,908	32,068

Less amounts representing finance charges	5,694		8,166		7,840

Present value of minimum lease payments	37,064		41,859		32,068

        For further information relating to property and equipment, reference is made to the fixed asset registers in Appendix 1, Appendix 2 and Appendix 3.

4.8   Equity Investments in Associates

        The carrying value of equity investments in associates is increased by the Company's share of income and reduced by dividends received. Net additions from associates amounted to T€672, net additions from associates amounted to T€120 and net deductions to associates amounted to T€276 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively, and reflect KDG's share of income recorded by associates in the amount of T€899, T€440 and T€491, and the receipt of dividends in the amount of T€227, T€320 and T€766, respectively. The fiscal year of all associates is the period from January 1 to December 31.

Associates' accumulated balance sheets	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	T€	T€	T€
Assets	113,635	103,230	91,273
Liabilities	94,505	86,846	72,337
Associates' accumulated revenue and profit	Jan. 1- Dec. 31, 2007	Jan. 1- Dec. 31, 2006	Jan. 1- Dec. 31, 2005
	T€	T€	T€
Revenue	78,852	71,203	70,799
Profit	1,442	737	3,300

        For further information relating to financial assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

4.9   Other Current Liabilities

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Liabilities for personnel expenses	32,090	28,627	30,385
Value added and employment taxes	10,116	7,742	10,393
Finance leases	8,228	7,184	4,740
Liabilities for other taxes	0	1,617	3,069
Debtors with credit balances	818	7,882	2,831
Miscellaneous other Liabilities	8,388	7,347	18,081

	59,640	60,399	69,499

4.10 Deferred Income

        Deferred income primarily consists of customer prepayments on a quarterly, semi-annual or annual basis.

4.11 Financial Liabilities (current and non-current) and Senior Notes

Current financial liabilities

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Accrued interest related to
Senior Credit Facility	6,311	17,335	76,928
Senior Notes	16,966	18,885	19,616
Senior Add-on Facility	1,264	0	0
Other	1,133	777	929

Current financial liabilities	25,674	36,997	97,473

        As of March 31, 2006, current financial liabilities included the current repayment obligation of the Senior Credit Facility amounting to T€76,928, thereof T€75,704 related to the refinancing and T€1,224 related to accrued interest.

Non-current financial liabilities

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Financial Liabilities
Senior Credit Facility	1,191,404	1,127,436	1,147,822
Swap (see note 5.5)	120,585	58,606	27,064

	1,311,989	1,186,042	1,174,886

Senior Notes	603,840	672,782	715,771

Senior Credit Facility

        The Senior Credit Facility developed as follows:

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Amount payable Tranche A	1,150,000	1,150,000	1,225,848
Amount payable Tranche B	60,000	0	0
Financing and transaction costs, Tranche A	(25,932)	(25,932)	(85,733)
Accretion of Tranche A	7,336	3,368	83,411

	1,191,404	1,127,436	1,223,526

Thereof current	0	0	75,704
Thereof non-current	1,191,404	1,127,436	1,147,822

        On May 12, 2006, KDVS entered into a Senior Credit Facility agreement. This agreement was comprised of two facilities, a T€1,150,000 term loan facility (Tranche A) and a T€200,000 revolving credit facility (Tranche B). Tranche A and Tranche B mature on March 31, 2012 (together the Senior Credit Facility). On July 19, 2007 the Company amended its Senior Credit Facility and increased Tranche B to T€325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS) and a first pledge on 100% of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. The carrying amount of KDVS' shares amounts to T€3,278,200. Since the closing date, Tranche A (T€1,150,000) has been fully drawn.

        Tranche B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of March 31, 2008, T€60,000 was outstanding under Tranche B.

        The financing and transaction costs related to Tranche B are shown under non-current prepaid expenses in the amount of T€3,679 and under current prepaid expenses in the amount of T€767.

        Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

        The margin on the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percentage per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

        As of March 31, 2008 the ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA amounted to 2.61:1. Therefore, the applicable margin was 1.75% as of March 31, 2008. KDG pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B.

        The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement
EBITDA to Net Interest	1.75x–3.00x
Senior Net Debt to EBITDA	4.00x–2.00x

        As of March 31, 2008 the ratio of EBITDA to Net Interest amounted to 2.81. The ratio of Senior Net Debt to EBITDA amounted to 2.61.

        Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts and (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

        At March 31, 2008, T€1,150,000 was outstanding under Tranche A at an interest rate of approximately 6.14%. At March 31, 2008, T€60,000 was outstanding under Tranche B at an interest rate of approximately 6.1127%. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks, although these are not accounted for as hedges.

Senior Add-on Facility

        On October 22, 2007 KDVS signed a T€650,000 Senior Add-on Facility or Tranche C, restricted for usage in acquisitions which ranks pari-passu with the existing T€1,150,000 Senior Credit Facility.

        The Senior Add-on Facility matures in March 2013 and carries a coupon of EURIBOR + 325bps. The Tranche C can be cancelled in part or completely at any time. The Facility has the same financial covenants as the existing Term Loan Facility.

        As of March 31, 2008, Tranche C is unfunded. Since January 22, 2008, KDVS has paid an annual commitment fee of 1% on the undrawn commitment under Tranche C.

        The financing and transaction costs related to Tranche C are shown under non-current prepaid expenses in the amount of T€6,647.

Senior Notes

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Amount payable	755,553	755,553	755,553
Financing and transaction cost	(42,587)	(42,587)	(42,587)
Accretion	10,644	7,342	4,392
Exchange rate effect	(119,770)	(47,526)	(1,587)

	603,840	672,782	715,771

        On July 2, 2004, KDG GmbH issued T€250,000 of its 10.75% Senior Notes (Euro Notes) due in 2014 and TUSD 610,000 of its 10.625% Senior Notes (US $ Notes) due in 2014 (together 2014 Senior Notes). The dollar denominated Senior Notes were swapped into Euros using a currency swap.

        Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several financial covenants including but not limited to limitations on indebtedness, limitations on asset disposals and limitations on distributions and reporting requirements.

        The Indenture governing the Notes limits, among other things, our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or make other distributions;

  •
  make certain other restricted payments and investments;

  •
  create liens;

  •
  impose restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

  •
  transfer or sell assets;

  •
  merge or consolidate with other entities; and

  •
  enter into transactions with affiliates.

        Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of the Notes—Certain Covenants." in the Registration Statement.

        At any time prior to July 1, 2009, KDG GmbH may redeem all or part of the 2014 Senior Notes by paying a "make whole premium" which is the sum of:

  (i)
  the present value of the redemption price of such Euro or US $ Note at July 1, 2009 (i.e. 105.375% for the Euro Note and 105.313% for the US $ Note)

  (ii)
  the present value of all required interest payments due on such Notes to and including July 1, 2009 using a discount rate for the Euro Notes equal to the Bund Rate (as defined in the 2014 Senior Notes agreement) and for the US $ Notes equal to the US Treasury Rate (as defined in the 2014 Senior Notes agreement) at such redemption date, plus 50 basis points.

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

4.12 Provisions for Pension

        The following tables summarize the components of net benefit expense recognized in the statement of operations and the funded status and amounts recognized in the balance sheet for the respective plans:

Net benefit expenses recognized in the consolidated statement of operations

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Current service cost	3,637	3,302	2,409
Interest expense	1,395	1,186	1,019
Net actuarial losses	144	273	22
Plan disbursements	0	(98)	0
Other	0	0	0

Net benefit expense	5,176	4,663	3,450

        The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

        The recognized expense is recorded in the following items in the statement of operations:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Cost of services rendered	1,120	1,030	1,158
Selling expenses	1,499	1,368	626
General and administrative expenses	1,162	1,079	647
Interest expense	1,395	1,186	1,019

	5,176	4,663	3,450

Benefit Liability

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Defined benefit obligation	29,119	29,149	26,385
Unrecognized actuarial gains (losses)	29	(4,978)	(6,587)

Benefit liability	29,148	24,171	19,798

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

Changes in the present value of the defined benefit obligation are as follows:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Defined Benefit Obligation at April 1	29,149	26,385	19,441
Current Service Cost	3,637	3,302	2,409
Interest Cost	1,395	1,186	1,019
Actual Benefit Payments	(199)	(72)	(142)
Acquisition/Business Combination	0	(316)	(1,050)
Actuarial (Gains)/Losses	(4,863)	(1,336)	4,708

Defined Benefit Obligation at March 31	29,119	29,149	26,385

        The principal assumptions used in determining pension benefit obligations for the Company plans are shown below:

Underlying actuarial assumptions

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	%	%	%
Discount rate as of March 31	5.65	4.80	4.50
Future salary increases	3.25	2.75	2.75–3.50
Future pension increases	1.00–1.50	1.00–1.50	1.00–1.50
Staff turnover	4.50	5.00	5.00

Amounts for the current and previous four periods are as follows:

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€	T€	T€
Defined benefit obligation	29,119	29,149	26,385	19,441	20,007
Plan assets	0	0	0	0	0
(Deficit)/surplus	29,119	29,149	26,385	19,441	20,007
Experience adjustments on plan liabilities	(626)	210	0	0	0

4.13 Other Provisions (current and non-current)

	Balance as of April 1, 2007	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2008
	T€	T€	T€	T€	T€	T€
Anniversary payments	226	(57)	0	15	0	184
Asset retirement obligations	21,020	(330)	(32)	1,686	(258)	22,086
Restructuring	14,636	(12,293)	(1,465)	1,286	0	2,164
Legal fees and litigation costs	1,750	0	0	151	0	1,901
Other	1,721	(727)	(52)	1,486	0	2,428

Total provisions	39,353	(13,407)	(1,549)	4,624	(258)	28,763

        Other provisions can be segregated into current obligations (T€6,493) and non-current obligations (T€22,270).

        Restructuring provisions are shown as adjusted by additions that were utilized or reversed within the same year.

	Balance as of April 1, 2006	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2007
	T€	T€	T€	T€	T€	T€
Anniversary payments	249	(27)	0	4	0	226
Asset retirement obligations	19,964	(41)	0	1,391	(294)	21,020
Restructuring	6,439	(6,065)	(40)	14,302	0	14,636
Legal fees and litigation costs	1,807	(35)	(433)	411	0	1,750
Other	1,041	0	(100)	780	0	1,721

Total provisions	29,500	(6,168)	(573)	16,888	(294)	39,353

        Other provisions can be segregated into current obligations (T€18,107) and non-current obligations (T€21,246).

        Due to a change in estimate with respect to the interest rate as of March 31, 2007, the reduction in interest of T€294 related to asset retirement obligations consists of T€1,182 for the change in estimate and T€888 for the accretion in interest, which is considered in interest expense.

	Balance as of April 1, 2005	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2006
	T€	T€	T€	T€	T€	T€
Anniversary payments	254	(29)	0	24	0	249
Asset retirement obligations	18,041	(929)	0	2,129	723	19,964
Restructuring	2,470	(811)	(1,425)	6,205	0	6,439
Legal fees and litigation costs	1,563	(86)	0	330	0	1,807
Other	3,490	(4,580)	0	2,131	0	1,041

Total provisions	25,818	(6,435)	(1,425)	10,819	723	29,500

        Other provisions can be segregated into current obligations (T€9,288) and non-current obligations (T€20,212).

Provisions for restructuring

        The following development of restructuring provisions includes effects that were utilized or reversed within the same year.

        At the end of fiscal year ended March 31, 2006, KDVS announced a restructuring plan affecting the regional technical departments, the central marketing department and the sales department. As of March 31, 2007, T€2,455 remained as a restructuring provision of which T€2,165 was utilized and T€54 were reversed during the fiscal year ended March 31, 2008. Based on the final negotiations related to this restructuring, the restructuring accrual increased by T€202 and personnel expense in the same amount was recorded. As of March 31, 2008 the restructuring provision amounted to T€438.

        Additional restructuring plans for the centralization of the regional IT-departments from various regions to Unterföhring, the outsourcing of parts of the IT-department and the reorganization of the regional technical departments were announced by KDBS. The provision for restructuring amounted to T€1,735 as of March 31, 2007. At the end of fiscal year March 31, 2008, the total provision amounted to T€1,292 due to a utilization of T€648, a reversal of T€860 and additional accruals of T€1,065. Amounts recorded were accrued as personnel expenses.

        As of March 31, 2007, KDVS announced an additional restructuring plan relating to the regional technical departments. As of March 31, 2007 T€10,412 remained as a restructuring provision. In the fiscal year ended March 31, 2008 the provision increased by T€1,598 due to the finalization of the negotiations related to this restructuring which was recorded as personnel expense. Furthermore an amount of T€10,941 was utilized and an amount of T€651 was reversed during the fiscal year ended March 31, 2008. As of March 31, 2008 T€418 remained as a restructuring provision.

        Additionally, a KDG restructuring program entered into prior to April 1, 2005 had remaining accruals of T€34 and T€16 as of March 31, 2007 and March 31, 2008.

Provisions for asset retirement obligation

        All asset retirement obligation calculations utilize an inflation rate of 2.01% (20-year-OECD- average) and a risk-free interest refinancing rate of 5.65% (prior period: 4.8% and for the period ended March 31, 2006: 4.5%). The obligation is accreted to the expected payment amount using the effective interest method.

        Approximately 93% of KDG's obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDG assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be replaced after 30 years.

        The remaining 7% of the asset retirement obligations are divided into accruals for furniture and fixtures and miscellaneous restoration obligations.

        A change in estimate with respect to the interest rate as of March 31, 2008 resulted in a decrease of the provision amounting to T€2,308. Further additions for new asset retirement obligations recognized as of March 31, 2008 increased the provision by T€723.

Other

        Provisions for other primarily include provisions for obligations due to onerous contracts and premature cancellation of contracts.

4.14 Other Non-Current Liabilities

	Mar. 31, 2008	Mar. 31, 2007	Mar.31, 2006
	T€	T€	T€
Finance leases	28,836	34,675	27,328
Liabilities related to share-based payments (MEP)	76,544	57,677	20,187

	105,380	92,352	47,515

4.15 Equity

        Subscribed capital and capital reserves are stated at nominal value. Shareholders have paid in the full amount of subscribed capital and capital reserves.

Subscribed capital

        As of March 31, 2008, the subscribed capital of KDG GmbH is held entirely by the sole shareholder Kabel Deutschland Holding GmbH and is represented by three shares in the following amounts (unchanged since April 1, 2003):

Shareholder	€ per share
Kabel Deutschland Holding GmbH	24,750
Kabel Deutschland Holding GmbH	250
Kabel Deutschland Holding GmbH	1,000,000

1,025,000

Capital reserve

        For the years ended March 31, 2008, March 31, 2007 and March 31, 2006, changes in the capital reserve relate to share-based payments of T€10,665, T€4,575 and T€4,950, respectively resulting from the repurchase of interests granted under the Company's interest programs and the repurchase of interests granted by the Company for exercised options under the Company's option programs.

Additionally, due to interests granted under the Indirect MEP IV, the capital reserve decreased by T€6,489 as of March 31, 2008 (prior year: T€0, for the fiscal year ended March 31, 2006: T€0).

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

Accumulated deficit

        For the years ended March 31, 2008, March 31, 2007 and March 31, 2006, the net loss of the period was T€33,840, T€99,269 and T€68,498 respectively.

        Included in this amount are loans granted to Cayman Cable Holding L.P. in its capacity as parent of Kabel Deutschland GmbH in the amount of T€13,504 as of March 31, 2008 repayable on March 2016. The granted loans are classified as transactions with parents and therefore included in Equity.

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

        The financial obligations as of March 31, 2008, March 31, 2007 and March 31, 2006 include the obligations arising due to the earliest possible termination date of KDG and are as follows:

			March 31, 2008 Due				March 31, 2007 Due
Type of liability		Due up to 1 year	between 1 and 5 years	more than 5 years	Total	Due up to 1 year	between 1 and 5 years	more than 5 years	Total
		(in T€)
1.	Agreements with DTAG and subsidiaries	237,391	310,822	85,845	634,058	209,623	292,102	31,897	533,622
2.	License, rental and operating lease commitments	29,736	61,075	5,472	96,283	44,490	77,802	15,760	138,052
3.	Other	606,595	8,395	1,700	616,690	30,554	18,380	1,922	50,856

Total		873,722	380,292	93,017	1,347,031	284,667	388,284	49,579	722,530

		March 31, 2006 Due
	Due up to 1 year	between 1 and 5 years	more than 5 years	Total
	(in T€)
1. Agreements with DTAG and subsidiaries	206,980	272,378	24,591	503,949
2. License, rental and operating lease commitments	62,050	79,605	26,246	167,901
3. Other	22,152	45,234	2,293	69,679

Total	291,182	397,217	53,130	741,529

        The lease payments for cable ducts are T€103,492, T€103,450 and T€103,928 for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12–24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for 15 years, when the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be cancelled at the option of DTAG. As of March 31, 2008, 2007 and 2006 the total financial obligations for cable ducts amounted to T€2,116,935, T€2,220,200 and T€2,323,465, respectively.

        In the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, KDG had leasing expenses amounting to T€167,890, T€176,058 and T€173,783, respectively.

        The increase of other financial obligations in the fiscal year ended March 31, 2008 related to the purchase agreement with Orion Cable signed during the fiscal year. The Company refers to Section 5.7.

Contingencies

        On December 16, 2003, KDG received notice from Arbeitsgemeinschaft Kabel (ARGE Kabel), a copyright collection agency representing three collecting societies (GVL, VG Wort, VG Bild-Kunst), which indicated that the Company could owe up to approximately T€3,000. This represents 40% of the amount paid to VG Media for copyright fees for the fiscal year ended December 31, 2003. The Company believes these fees should be paid by GEMA and VG Media as a condition to certain agreements between these two collecting societies and the Company. Therefore the Company has refused to make the payment. In September 2007, the Munich Regional Court dismissed the claim. However, ARGE Kabel filed its appeal with the Munich Higher Regional Court. The proceedings in the second instance are still pending but Management believes the lower court ruling will be confirmed.

General Risks

        In the course of its business activities, the Company faces general economic risks due to relationships with customers, suppliers and employees. In addition, general risks exist regarding obligations under legal and tax authorities. Currently there are no proceedings related to these risks.

5.2   Related Parties

        In accordance with IAS 24, persons or companies which are in control of or controlled by KDG GmbH must be disclosed, unless they are already included as consolidated companies in KDG GmbH's consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in KDG GmbH or, by virtue of an agreement, has the power to control the financial and operating policies of KDG GmbH's management.

        The disclosure requirements under IAS 24 also extend to transactions with associated companies as well as transactions with persons who have significant influence on KDG GmbH's financial and operating policies, including close family members and intermediate entities. Significant influence is deemed to be exerted by persons holding an interest in KDG GmbH of 20% or more, a seat on the management board or the supervisory board, or other key management positions.

        The transactions of KDG with associated companies are all attributable to the ordinary activities of these respective entities.

        The parent company of KDG GmbH is KDG HoldCo. The latter company is wholly-owned by LuxCo, which in turn is wholly-owned by Cayman Cable. Cayman Cable is owned by Providence Equity Partners, the ultimate parent.

        The KDG Financials are consolidated into the direct parent's Group Accounts of KDG HoldCo and the group accounts of the indirect parent LuxCo.

Related Party Transactions

        KDG GmbH conducted the following transactions with related parties in the fiscal years ended March 31, 2008, 2007 and 2006 (in T€).

	Cayman Cable			Kabel Holding GmbH			LuxCo			KABELCOM Braunschweig(36)
	2007/ 2008	2006/ 2007	2005/ 2006	2007/ 2008	2006/ 2007	2005/ 2006	2007/ 2008	2006/ 2007	2005/ 2006	2007/ 2008	2006/ 2007	2005/ 2006
Goods and services sold	0	0	0	0	0	0	0	0	0	3,099	2,963	2,492
Goods and services purchased	0	(253)	0	0	0	0	0	1	(16)	167	150	82
Interest income	0	0	0	0	99	0	37	37	37	0	0	0
Interest expense	0	0	0	0	0	0	0	0	0	0	0	0
Receivables	0	253	807	0	0	351	797	760	722	0	94	0
Liabilities	0	0	3,393	0	0	0	0	0	0	0	0	0

(36)
KABELCOM Braunschweig Gesellschaft für Breitband-Kommunikation mbH, Braunschweig.

	KABELCOM Wolfsburg(37)			RKS GmbH & Co. KG(38)			Kabel-Service-Berlin(39)			Kabelcenter München(40)
	2007/ 2008	2006/ 2007	2005/ 2006	2007/ 2008	2006/ 2007	2005/ 2006	2007/ 2008	2006/ 2007	2005/ 2006	2007/ 2008	2006/ 2007	2005/ 2006
Goods and services sold	1,571	1,798	1,671	202	133	0	1	152	69	906	0	0
Goods and services purchased	129	160	129	4	5	0	7	9	17	0	0	0
Interest income	0	0	0	0	0	0	0	0	0	0	0	0
Interest expense	0	0	0	0	0	0	0	0	0	0	0	0
Receivables	0	0	0	0	0	0	0	14	11	31	0	579
Liabilities	0	1	0	323	323	323	0	0	0	0	0	0
(37)
KABELCOM Wolfsburg Gesellschaft für Breitband-Kommunikation mbH, Wolfsburg.

(38)
RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG, Hannover.

(39)
Kabel-Service Berlin GmbH, Berlin.

(40)
Kabelfernsehen München Servicenter GmbH—Beteiligungsgesellschaft und Kabelfernsehen München Servicenter GmbH & Co. KG, Munich.

        Most of the significant contracts with associated companies are signal delivery agreements concluded in the ordinary course of business.

Transactions with Members of the Management Board and the Supervisory Board

Supervisory Board

        The Supervisory Board Members received remuneration in the amount of T€48, T€68 and T€67 for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

        Certain Supervisory Board Members participate in the Company's Management Equity Participation Program and hold interests in Cayman Cable Holding L.P. of approximately 2.76%. In the fiscal year ended March 31, 2008, March 31, 2007 and March 31, 2006, the holders of those interests have received non-cash share-based payments due to changes in the carrying amount of the underlying interests in the amount of T€9,270, T€14,680 and T€3,023, respectively.

        In total the Supervisory Board Members received remuneration of T€9,318, T€14,748 and T€3,090 for the fiscal year ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Management

        Management received short-term employee benefits of T€3,594 , T€3,871 and T€3,129 as well as post-employment benefits in the amount of T€300, T€383 and T€377 for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

        Additionally, Management participates in the Company's Management Equity Participation Program and holds interests in Cayman Cable Holding L.P. of 1.28% upon which they have received non-cash share-based payments due to changes in the measurement of the carrying amount of the underlying interests in the fiscal year ending March 31, 2008 in the amount of T€3,451. Cash paid for the repurchase of interests from former members of Management totaled T€7,557 during the period ended March 31, 2008. During the fiscal year ending March 31, 2007, non-cash share-based payments to members of the Management amounted to T€15,913. In the fiscal year ended March 31, 2006, Management has not received any share-based payments due a negative change in the measurement of the carrying amount of the underlying interests. Cash paid for the repurchase of interests from Management totaled T€5,159 during the period ended March 31, 2006.

        In total, Management received remuneration in the amount of T€14,902, T€20,167 and T€8,665 for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Former Members of Management and their surviving dependents

        For former Members of Management and their surviving dependents related to pension claims liabilities of T€129, T€144 and T€147 have been recorded for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Other transactions with Members of the Management Board and the Supervisory Board

        Prof. Dr. Heinz Riesenhuber obtained separate loans in the amounts of T€70 and T€379 with an interest rate of 5.5% p.a. from Cayman Cable Holding L.P. As of March 31, 2008, approximately T€128 remained outstanding including accrued interest.

        Dr. Adrian v. Hammerstein obtain a loan with an interest rate of 5.0% p.a. in the amount of T€1,200 from Cayman Cable Holding L.P., accrued interest as of March 31, 2008 amounted to T€51. Dr. Manuel Cubero obtained a loan with an interest rate of 5.5% p.a. in the amount of T€960 from Cayman Cable Holding L.P., accrued interest as of March 31, 2008 amounted to T€43. The principal amount of each of these loans is outstanding.

Transactions with Shareholders

        In the fiscal year ended March 31, 2008, Providence Equity Partners (ultimate Shareholder) received Management fees, Director fees and Transaction fees in the total amount of T€1,671 (prior year: T€1,882, for the fiscal year ended March 31, 2006: T€100).

5.3   Segment Reporting

        For the purposes of segment reporting, KDG's activities are split into business segments in accordance with IAS 14. Business segments are the primary reporting format. This breakdown is based on the internal management and reporting system and takes into account the different risks and earnings structures of the business segments.

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

        Cable Access contains all activities and services linked to the customer's physical access to the Company's cable network either directly to end customers or indirectly through commercial Level 4 operators or housing associations for which the Company charges a fee.

        Cable television access is the basis for free and paid services offered by the Company, including TV and radio services, Internet & Phone services. Recently the Company revised its strategy of requiring cable access as a basis for subscribing to Internet & Phone. Non-cable access customers may now subscribe to Internet & Phone services.

        The Company's cable access business generates revenues through subscription fees, installation fees and other revenues.

TV/Radio

        In addition to the access cable television business described in the above section, the Company offers its own pay TV packages. The Company sells its pay TV packages directly to consumers and to a lesser extent indirectly through certain Level 4 operators. The company sells pay TV packages to an unaffiliated regional cable television operator.

        The Company also delivers the pay TV packages of an unaffiliated pay TV operator. In addition to serving its own subscriber base our digital playout center also delivers digital video signals to unaffiliated regional cable television operators in Germany for distribution to the subscribers served by these operators. Among the operators that used the service previously, only one remains from January 1, 2008. This operator is expected to discontinue the use of the Company's digital playout services by the end of the calendar year 2008.

        Our TV/Radio business generates revenue through subscription fees, CPE sales, carriage fees and fees for services in connection with our digital playout facility.

Internet & Phone

        The Company can offer Internet & Phone services to those homes which are passed by its upgraded bi-directional network (630 MHz) and where the Company has or can have a direct relationship with the customer, or where the Level 4 operators allow us to either directly or indirectly provide our services (Marketable Homes).

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

        TKS, a wholly-owned subsidiary of KDVS, provides cable television, Internet and Phone services to the NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (DTAG) who prefer English language bills. Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases such as prepaid mobile phones, cashcards, and telecommunication related products and services.

Reconciliation

        Reconciliation includes all headquarter functions of the Company such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication, investor relations, purchasing, IT and intercompany elimination.

        The segment reporting is as follows:

	Cable Access			TV/Radio			Internet & Phone
	2007/2008	2006/2007	2005/2006	2007/2008	2006/2007	2005/2006	2007/2008	2006/2007	2005/2006
	T€			T€			T€
Revenues	867,066	845,562	839,276	179,802	162,987	137,839	121,367	56,540	9,850
Profit or loss from ordinary activities	271,100	238,302	273,635	28,352	13,263	7,854	(35,146)	(51,898)	(24,252)
Net finance cost	0	0	0	0	0	0	0	0	0
Depreciation on investments
Income from associates	0	0	0	0	0	0	0	0	0
Taxes on income	0	0	0	0	0	0	0	0	0
Net loss for the fiscal year
Fixed assets	1,098,821	1,228,322	1,328,982	69,112	57,967	4,324	266,027	100,743	9,708
Trade Receivables	63,813	73,719	93,933	41,661	19,992	14,400	17,386	4,787	1,103
Unallocated	0	0	0	0	0	0	0	0	0

Assets	1,162,634	1,302,041	1,422,915	110,773	77,959	18,724	283,413	105,530	10,811

Depreciation and amortization	207,855	202,892	192,400	20,204	12,975	9,559	38,967	12,175	1,984
Additions fixed assets	95,279	101,020	60,307	28,771	30,183	5,605	175,356	125,695	50,787
Trade Payables	80,897	80,881	90,637	62,882	45,423	14,886	49,086	27,379	1,064
Other current liabilities	15,175	24,840	21,142	10,570	10,910	5,757	6,120	3,705	1,151
Provisions for Pension	15,441	16,093	13,183	1,073	1,820	1,491	960	1,363	1,116
Current and non-current provisions	20,622	33,399	26,398	2,998	2,838	2,745	1,053	935	0
Deferred Income	195,390	216,493	246,658	4,027	0	0	1,832	0	0
Other non-current liabilities	4,362	2,771	2,575	28,979	35,094	27,284	402	0	0
Unallocated	0	0	0	0	0	0	0	0	0

Liabilities	331,887	374,477	400,593	110,529	96,085	52,163	59,453	33,382	3,331

	TKS			Reconciliation			Total Group
	2007/2008	2006/2007	2005/2006	2007/2008	2006/2007	2005/2006	2007/2008	2006/2007	2005/2006
	T€			T€			T€
Revenues	28,635	28,090	25,168	0	0	0	1,196,870	1,093,179	1,012,133
Profit or loss from ordinary activities	2,803	8,274	3,384	(127,590)	(128,245)	(105,490)	139,519	79,696	155,131
Net finance cost	(20)	0	0	(169,762)	(152,107)	(212,326)	(169,782)	(152,107)	(212,326)
Depreciation on investments	0	0	0	(3,712)	265	(127)	(3,712)	265	(127)
Income from associates	0	0	0	899	440	490	899	440	490
Taxes on income	154	0	0	(918)	(27,565)	(11,667)	(764)	(27,565)	(11,667)
Net loss for the financial year							(33,840)	(99,269)	(68,498)
Fixed assets	6,765	6,674	5,092	88,091	83,436	80,343	1,528,816	1,477,142	1,428,449
Trade Receivables	6,867	2,872	11,363	1,151	0	0	130,878	101,370	120,799
Unallocated	0	0	0	92,615	126,975	276,717	92,615	126,975	276,717

Assets	13,632	9,546	16,455	181,857	210,411	357,060	1,752,309	1,705,487	1,825,965

Depreciation and amortization	1,700	1,393	1,478	25,223	17,183	15,323	293,949	246,618	220,744
Additions fixed assets	1,791	3,006	1,395	52,188	38,040	35,551	353,385	297,944	153,645
Trade Payables	3,901	3,599	2,080	21,527	18,236	52,023	218,293	175,518	160,690
Other current liabilities	2,554	1,208	1,035	25,221	19,736	40,414	59,640	60,399	69,499
Provisions for Pension	343	457	374	11,331	4,438	3,634	29,148	24,171	19,798
Current and non-current provisions	85	0	12	4,005	2,181	345	28,763	39,353	29,500
Deferred Income	65	325	86	21	270	0	201,335	217,088	246,744
Other non-current liabilities	536	0	0	71,101	54,487	17,656	105,380	92,352	47,515
Unallocated	0	0	0	2,042,319	1,992,963	2,061,618	2,042,319	1,992,963	2,061,618

Liabilities	7,484	5,589	3,587	2,175,525	2,092,311	2,175,690	2,684,878	2,601,844	2,635,364

        The total amount of additions to fixed assets due to acquisitions (T€34,505) (see 1.3) is reported in the segment Cable Access for the fiscal year ended March 31, 2008.

5.4   Share-Based Payments

Management Equity Participation (MEP) Programs

        At March 31, 2008, the Company has five Management Equity Participation Programs (MEP I, MEP II, MEP III, MEP IV and MEP V) in place. MEP I provides direct and indirect—via Kabel Management Beteiligungs GbR—ownership in Cayman Cable Holding L.P., the parent company of KDG and LuxCo. MEP II and III provide options in Cayman Cable Holding L.P. interests. MEP IV is split into an interest program providing indirect—via Kabel Management Beteiligungs- (MEP IV) GbR—ownership in Cayman Cable Holding L.P. and an option program providing options in Cayman Cable Holding L.P. interests. MEP V also provides options in Cayman Cable Holding L.P. interests. Certain employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions.

MEP I

        Certain members of KDG GmbH Management and the Supervisory Board participate in the Cayman Cable Holding L.P. directly as limited partners (the Direct Management Equity Program I—direct MEP I) and certain members participate indirectly through interests in Kabel Management Beteiligungs GbR, a separate partnership which is itself a limited partner in Cayman Cable Holding L.P. (the Indirect Management Equity Program I—indirect MEP I). The terms of both programs are substantially the same.

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

        The members both of the direct MEP I and indirect MEP I were required to pay a capital contribution upon admission. The direct MEP I and the indirect MEP I members have financed up to 70% of the members' contributions with a loan from the Partnership.

        Interest accrues on such loans at a rate between 3.0% and 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds resulting from the sale of shares in LuxCo by Cayman L.P. With these proceeds the granted loans were repaid.

        Put or call provisions apply to the members' Partnership interests in the event that such member ceases to be employed by KDG GmbH or its subsidiaries.

        Certain limits apply with respect to the transfer of interests in the Partnership. Limited partners are not permitted to transfer their interests in the Partnership (subject to certain exceptions for affiliate transfers and transfers to subsidiaries or family vehicles) without the consent of the general partner, Cayman Cable Holding G.P. Co. Ltd. Such consent may be given subject to conditions or restrictions or may be withheld at the general partner's absolute discretion. Notwithstanding the foregoing, no transfers shall be valid or effective if the transfer would violate any applicable securities laws or it would cause the Partnership to lose any of its exemptions or favorable treatment under the U.S. Federal income tax laws, ERISA or the U.S. Investment Company Act of 1940.

        As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of that, the Partnership decided to adjust the number of interests to reflect the decrease in the value of MEP I members shares resulting in the issuance of additional interests to the MEP I holders. The number of interests additionally issued as an adjustment without any consideration was 724,102 in the direct MEP I and 136,227 in the indirect MEP I.

        During the fiscal year ended March 31, 2008, 629,790 interests in Cayman Cable Holding L.P. of members of the direct MEP I and 83,972 interests of members of indirect MEP I were sold by the respective members. These interests were repurchased by Cayman Cable Holding L.P. at an average price of €12.00 per interest in direct MEP I and €14.66 per interest in indirect MEP I. Since Cayman Cable Holding L.P. repurchased these interests for cash and has not required KDG to fund the repurchase, the liabilities related to these interests have been treated as a contribution from the parent when settled, resulting in an increase in capital reserve of T€8,789.

Grant date

        The grant date determines the point in time at which the fair value of the services of the members of MEP is measured. The persons who are members of the direct MEP I participate in Cayman Cable Holding L.P. with a grant date as of March 13, 2003. The persons who are members of the indirect MEP I participate with a grant date as of November 27, 2003. For one limited partner in the Partnership the grant date was October 1, 2003. The grant date for 14,250 of the additional 2,259,723 interests granted during the fiscal year ending March 31, 2006 was February 28, 2006. For the other 2,245,473 interests which were granted on February 2, 2006, Cayman Cable Holding L.P. awarded the holders immediate additional vesting as if the interests had been granted on April 26, 2005.

        On April 19, 2006, Cayman Cable Holding L.P. granted the holders of interests an additional year vesting. As a result, the vested part of the interests of the MEP I holders increased by 25% in addition to the scheduled vesting.

Number of interests granted

        As of March 31, 2008, Management holds direct and indirect interests of 3.74% and 0.44%, respectively, in the Cayman Cable Holding L.P. The total consideration paid for these interests amounts to T€13,957 and T€312, respectively.

Measurement

        Under the direct MEP I as of March 13, 2003, the fair value of the interests at March 31, 2008 amounts to T€15,074 (prior year: T€19,432). Under the indirect MEP I as of November 27, 2003, the fair value of the interests in Kabel Management Beteiligungs GbR, which is valued by the fair value of its contribution in the Cayman Cable Holding L.P. amounts to T€6,463 (prior year: T€6,151). The fair value of the interests of the new members of direct MEP I granted in February 2006 at March 31, 2008 amounts to T€39,699 (prior year: T€31,737).

        At each balance sheet date through March 31, 2006, the carrying value of the repurchase obligation related to vested MEP I interests has been based on a formula defined in the partnership agreement for fair price estimation of the respective shares, which have been negotiated between the partners and are documented in the partnership agreement (third amendment) and a letter of grant (for certain of the interests granted in February 2006). Effective April 19, 2006 and in connection with the 5th amendment to the limited partnership agreement, the controlling shareholders of Cayman Cable modified the settlement terms of MEP I interests in Cayman Cable Holding L.P to change the settlement formula from an EBITDA formula with fixed multiples to a fair value based model. The difference between repurchase obligation as computed at each reporting date and the consideration for the interests is accounted for as personnel expense. This amount is recognized over a vesting period of four years commencing at grant date using the accelerated recognition method in accordance with IFRS 2 whereby 25% are vested at each anniversary. Therefore the program is split into 4 different layers, for which fair value is calculated at each reporting date. As of March 31, 2008, March 31, 2007 and March 31, 2006 T€61,229, T€56,146 and T€6,906, respectively have vested. The liability was recorded in other liabilities. Included in these amounts is the contribution made by the members of MEP I since such contributions are a liability in case of the sale of the interests. Due to changes in the fair value of the interests and due to additional vesting, the Company recognized an increase in expenses and an increase in other liabilities for the fiscal year ended March 31, 2008 in the amount of T€13,695 (prior year (including the change from a formula based price to a fair value based price): T€37,585). Additionally, T€207 was recognized as a increase in personnel expense due to the sale of interests resulting in a net income effect in total of T€13,902.

MEP II and III

        MEP II and MEP III are option programs that differ in the exercise price only. Under these programs, the participants were granted options on interests in the Cayman Cable Holding L.P.

        As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of this equity restructuring, the Partnership adjusted the number of options to reflect the decrease in value of the underlying interests resulting in the issuance of additional options to the MEP II and III holders. The number of options issued for that adjustment was 26,961 in MEP II and 109,344 in MEP III. At the same time, the strike price for the options was adjusted by the same proportion to keep the total strike price constant. The value of the total outstanding options before and after this adjustment was the same.

Number of options granted

        In May 2006, KDG granted 300,000 additional options at a strike price of €7.01 each.

        As of March 31, 2008, a total of 434,897 options have been granted to the participants in MEP II and MEP III representing a 0.43% interest in the Cayman Cable Holding L.P.

Grant date and terms

        The maximum term of the options is ten years after grant date. The options will be forfeited if they are not exercised. The weighted average remaining life of the options is 1.97 years as of March 31, 2008.

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

	Number of options					Risk free interest rate at grant date	Fair value of option at grant date	Fair value of shares at grant date	Fair value of option at measurement date
Grant date	March 31, 2007	Granted	Called	Exercised	March 31, 2008
						(%)	in T€	in T€	in T€
October 1, 2004 MEP II	161,962	0	0	0	161,962	3.33	3,689	8,085	2,195
January 1, 2005 MEP III	62,985	0	0	0	62,985	2.99	1,222	2,079	656
June 1, 2005 MEP III	149,964	0	0	0	149,964	2.58	852	1,437	1,570
March 31, 2006 MEP III	59,986	0	0	0	59,986	3.59	379	420	834
May 22, 2006 MEP III	300,000	0	0	300,000	0	3.88	546	2,103	—

	734,897	0	0	300,000	434,897

	Number of options						Risk free interest rate at grant date	Fair value of option at grant date	Fair value of shares at grant date	Fair value of option at measurement date
Grant date	March 31, 2006	Granted	Adjustment(1)	Called	Exercised	March 31, 2007
							(%)	in T€	in T€	in T€
October 1, 2004 MEP II	135,000	0	26,961	0	0	161,962	3.33	3,689	8,085	1,727
January 1, 2005 MEP III	52,500	0	10,485	0	0	62,985	2.99	1,222	2,079	483
February 2, 2005 MEP III	140,000	0	27,960	0	167,960	0	2.78	906	1,552	—
May 1, 2005 MEP III	180,000	0	35,949	0	215,949	0	2.58	1,227	2,069	—
June 1, 2005 MEP III	125,000	0	24,964	0	0	149,964	2.58	852	1,437	1,161
March 31, 2006 MEP III	50,000	0	9,986	0	0	59,986	3.59	379	420	661
May 22, 2006 MEP III	0	300,000	0	0	0	300,000	3.88	546	2,103	1,788

	682,500	300,000	136,305	0	383,909	734,897

(1)
For Explanation, see section MEP II and III, paragraphs 1 and 2.

        For MEP II and III the Company recognized compensation expense and a corresponding increase in other liabilities in the amount of T€1,940 in fiscal year ended March 31, 2008, of which the entire amount has vested. None of the options granted have been cancelled since granting. Therefore, all options shown are outstanding as of year end March 31, 2008 of which 382,409 vested and 52,488 remain unvested.

        The net book value of the liability relating to MEP II and III at March 31, 2008 amounts to T€5,252.

Indirect MEP IV

        Since March 2007, an additional management participation plan has been implemented, including options on interests in the Partnership (MEP IV option program) and interests in the Partnership which are held indirectly via Kabel Management Beteiligungs- (MEP IV) GbR (Indirect MEP IV). Kabel Management Beteiligung- (MEP IV) GbR is itself a limited partner in the Partnership.

        The general rules of the indirect MEP IV plan are substantially the same as for the indirect MEP I. All members of the indirect MEP IV were admitted to the program through ownership in Kabel Management Beteiligungs- (MEP IV) GbR, a limited partner in the Partnership holding common interests in the Partnership.

        The members of the indirect MEP IV were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs- (MEP IV) GbR, respectively, have financed 80% of the managers' contributions with a loan from the Partnership. Interest accrues on such loan at a rate of 5.0% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds received by them in respect of their interests.

        Put or call provisions apply to the members' Partnership interests in the event that such member ceases to be employed by KDG GmbH or its subsidiaries.

        The total number of interests in Kabel Management Beteiligungs- (MEP IV) GbR issued under the Indirect MEP IV amounts to 540,758. During the fiscal year ended March 31, 2008, none of these interests were sold by the respective members.

Grant date

        The grant date determines the point in time at which the fair value of the services of the members of MEP is measured. The persons who are members of the indirect MEP IV participate in Kabel Management Beteiligungs- (MEP IV) GbR with a grant date as of March 29, 2007.

Number of interests granted

        As of March 31, 2008, the members of that management participation plan indirectly hold interests in Cayman Cable Holding L.P. of 0.54%. The total consideration paid for these interests amounts to T€6,489.

Measurement

        Under the indirect MEP IV as of March 29, 2007, the fair value of the interests at March 31, 2008 amounts to T€7,928.

        As for the MEP I, the carrying amount of the repurchase obligation related to vested MEP IV interests at each reporting date is measured based on estimated fair value. This amount is recognized over a vesting period of four years commencing at grant date using the accelerated recognition method in accordance with IFRS 2 whereby 25% are vested at each anniversary. Therefore the program is split into 4 different layers, for which fair value is calculated at each reporting date. As of March 31, 2008, T€7,238 have vested. The liability was recorded in other liabilities. Included in these amounts is the contribution made by the members of indirect MEP IV since such contributions are a liability in case of the sale of the interests. Due to changes in the fair value of the interests and due to additional vesting, the Company recognized an increase in expenses and an increase in other liabilities for the fiscal year ended March 31, 2008 in the amount of T€749.

MEP IV Option Program

        Under the MEP IV Option Program, the participants were granted options on interests in the Cayman Cable Holding L.P. The terms and conditions of this management participation plan are substantially the same as for the other option programs.

Number of options granted

        During the fiscal year ended March 31, 2008 and in conjunction with the implementation of the additional plan, 2,085,908 options have been granted. Furthermore, 48,170 options have been called in that period based on the regulations in the amended and restated Cayman Cable Holding L.P. option plan—MEP IV.

        As of March 31, 2008, a total of 2,037,738 options have been granted to the participants in MEP IV representing a 2.04% interest in the Cayman Cable Holding L.P.

Grant date and terms

        The options under the MEP IV Option program have been issued with a grant date as of March 29, 2007. The weighted average remaining life of the options is 3.99 years as of March 31, 2008.

Method and extent of exercise

        The Options will become immediately vested and exercisable upon any of the following events:

  •
  the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Group to a third party purchaser (which is not itself a Group undertaking or under common ownership with a Group undertaking);

  •
  the effective date of a Flotation whereby Flotation means any underwritten public offering of the shares of a holding undertaking of Group Companies; or

  •
  the date of an Approved Offer whereby Approved Offer means an offer to acquire all of the issued limited partnership interests in the Partnership,

        after which they will lapse if unexercised.

        In addition, the general partner of Cayman Cable Holding L.P. may, at its absolute discretion, allow options to become exercisable, in whole or in part, prior to an exit event.

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

Measurement

        The measurement of the fair value at grant date and each consecutive reporting period is based on the Black-Scholes option pricing model. The main parameters are the estimated fair value of the interests, expected volatility of the values of the interests, the estimated term of the options and the risk free interest rate on grant date (based on the estimated average life of the options of five years). The grant of the options is not dependent on market conditions, whereby expected future distributions are included in the calculation.

        The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

        The strike price is €12.00 for all options in the MEP IV Option Program.

Number of options
						Risk free interest rate at grant date	Fair value of option at grant date	Fair value of shares at grant date
Grant date	March 31, 2007	Granted	Called	Exercised	March 31, 2008				Fair value of option at measurement date
						(%)	in T€	in T€	in T€
March 29, 2007 MEP IV Option Program	0	2,085,908	48,170	0	2,037,738	4.00	7,165	24,447	10,509

        For the MEP IV Option Program, the Company recognized compensation expense and a corresponding increase in other liabilities in the amount of T€5,514 in fiscal year ended March 31, 2008, of which the entire amount has vested. None of the options granted have been cancelled since granting. Therefore all options shown are outstanding as of year end March 31, 2008 of which 509,435 vested and 1,528,303 remain unvested. The net book value of the liability relating to the MEP IV Option Program at March 31, 2008 amounts to T€5,473.

MEP V

        Under MEP V, the participants were granted options on interests in the Cayman Cable Holding L.P. The terms and conditions of this management participation plan are substantially the same as for the other option programs.

Number of options granted

        During the fiscal year ended March 31, 2008 and in conjunction with the implementation of the additional plan, 481,688 options have been granted. All these options representing a 0.48% interest in the Cayman Cable Holding L.P. are outstanding as of March 31, 2008.

Grant date and terms

        The options under MEP V have been issued with a grant date as of December 3, 2007. The weighted average remaining life of the options is 4.67 years as of March 31, 2008.

Method and extent of exercise

        The options will become immediately vested and exercisable upon any of the following events:

  •
  the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Group to a third party purchaser (which is not itself a Group undertaking or under common ownership with a Group undertaking);

  •
  the effective date of a Flotation whereby Flotation means any underwritten public offering of the shares of a holding undertaking of Group Companies; or

  •
  the date of an Approved Offer whereby Approved Offer means an offer to acquire all of the issued limited partnership interests in the Partnership,

        after which they will lapse if unexercised.

        In addition, the general partner of Cayman Cable Holding L.P. may, at its absolute discretion, allow options to become exercisable, in whole or in part, prior to an exit event.

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

Measurement

        The measurement of the fair value at grant date and each consecutive reporting period is based on the Black-Scholes options pricing model. The main parameters are the estimated fair value of the interests, expected volatility of the values of the interests, the estimated term of the options and the risk free interest rate on grant date (based on the estimated average life of the options of five years). The grant of the options is not dependent on market conditions, whereby expected future distributions are included in the calculation.

        The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

        The strike price is €14.66 for all options in the MEP V Option Program.

Number of options
						Risk free interest rate at grant date	Fair value of option at grant date	Fair value of shares at grant date
Grant date	March 31, 2007	Granted	Called	Exercised	March 31, 2008				Fair value of option at measurement date
						(%)	in T€	in T€	in T€
December 3, 2007 MEP V	0	481,688	0	0	481,688	3.90	2,127	7,062	2,014

        For MEP V, the Company recognized compensation expense and a corresponding increase in other liabilities in the amount of T€524 in fiscal year ended March 31, 2008, of which the entire amount has vested. None of the options granted have been cancelled since granting. Therefore all options shown are outstanding as of year end March 31, 2008 of which none vested and 481,688 remain unvested. The net book value of the liability relating to the MEP V Option Program at March 31, 2008 amounts to T€524.

5.5   Financial Instruments

        KDG is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. KDG manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through hedging strategies that utilize derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risk by entering in currency swaps or the risk of variable interest payments by entering into interest rate swaps and buying caps. Derivative instruments are only used to hedge existing or prospective transactions.

        Of KDG's financial instruments, only the Senior Notes bear fixed interest and a fair value interest rate risk, whereas the bank loans bear cash flow interest rate risks.

        The Company has incurred debt that is denominated in various currencies, primarily via bond issues and bank borrowings. The total notional amount of debt denominated in USD is TUSD 610,000 as of March 31, 2008, March 31, 2007 and March 31, 2006. As a result, KDG is exposed to risks from changes in interest rates and exchange rates.

        Risks are initially hedged by way of naturally closed positions in which the values or the cash flows of primary financial instruments are matched in terms of maturity and amounts. Any residual risks are mitigated by way of conventional derivative financial instruments.

        As of the balance sheet date, derivative financial instruments consisted of the following: (notional amounts):

	March 31, 2008	March 31, 2007	March 31, 2006
	T€	T€	T€
Interest Rate Swaps
Within one year	75,960	71,863	67,988
One to five years	379,568	455,528	527,391
More than 5 years	0	0	0

Total	455,528	527,391	595,379
Interest Rate Cap
Within one year	25,320	23,954	22,663
One to five years	126,523	151,843	175,797
More than 5 years	0	0	0

Total	151,843	175,797	198,460
Currency Swaps
Within one year	0	0	0
One to five years	505,553	505,553	505,553
More than 5 years	0	0	0

Total	505,553	505,553	505,553
Total nominal volume	1,112,924	1,208,741	1,299,392

        The nominal volume is the sum total of all purchase and sale amounts of the interest rate and currency derivatives. The nominal amounts are equal to the volume of the hedged items.

        Changes in the fair value of the currency swaps are recognized directly in equity under cash flow hedge reserve. The accumulated amount is released to profit or loss insofar as the hedged transaction affects profit or loss of the year.

Interest Rate Swaps and Caps

        Approximately T€1,037,500 borrowed under the Company's initial senior loan facility in 2003 was used to fund the acquisition of the cable television business. The interest rate volatility related to these outstanding loans was mitigated with a combination of interest rate swaps and caps at the time the bank loans were incurred. The loans were extended by the lending banks subject to the condition that the Company would enter into appropriate interest rate swaps and interest caps.

        With the interest rate swaps, the variable interest rates (EURIBOR) on KDG's bank loans were effectively exchanged for a fixed interest rate of 4.0495% per annum. KDG initially entered into interest rate swaps with a notional amount of T€778,125 which will be amortized until 2015. These swaps entitle KDG to receive a payment from the counterparty if the variable market interest rate exceeds the fixed interest rate, and oblige KDG to make a payment to the counterparty if the fixed interest rate exceeds the variable market interest rate. These types of agreements are entered into to effectively convert the interest rates on a portion of KDG's long-term liabilities to banks from variable to fix. In 2003, KDG also purchased interest rate caps with a cap level of 4.2% per annum with a notional amount of T€259,375 which will be amortized until 2015. These caps entitle KDG to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

        In September 2004, KDG restructured its interest rate swaps and caps. The restructured derivatives now mature June 2009 compared to the original maturity, and the effective interest rate on the swaps was reduced from 4.0495% to 3.705% as of September 29, 2004.

Currency Swaps

        KDG GmbH issued TUSD 610,000 of 10.625% Senior Notes on July 2, 2004. Interest payment dates are semi-annual each January 1 and July 1, commencing in January 2005. Interest accrues from the issue date of the notes on July 2, 2004. The Senior Notes are not callable until after the fifth anniversary of the issuance date.

        KDG GmbH entered into a derivative agreement swapping 100% of the US dollar-denominated principal and interest payments into Euro-denominated principal and interest payments at a fixed rate over five consecutive years with various banks. The agreed exchange rate is US dollar 1.2066 for each Euro. The weighted average Euro fixed rate considering derivatives currently in place is 10.2046%. The Cross Currency swap matures on July 1, 2009.

Credit Risk

        Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. It arises principally from receivables from customers. The exposure to credit risk is influenced mainly by the individual characteristics of each customer.

        For all payments underlying the financial instruments, collateral must be requested, credit ratings/references obtained and a track record of prior business relations used in order to minimize the credit risk depending on the nature and extent of the respective payments. Without taking into account any collateral or other credit enhancements, the carrying amount of financial assets represents the maximum exposure to credit risk.

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

Interest Rate Risk

        KDG's interest payment risk is mitigated by the derivatives described. As of year-end 2006, 2007 and 2008, all of the interest-bearing liabilities are due in 5 years, which is why the interest rate derivative structure is long term.

Liquidity risk

        Liquidity risk represents the risk that liquidity reserves will prove to be insufficient to meet financial obligations in a timely manner. In order to ensure liquidity the Company has unused Senior Credit Facilities and other lines of credit amounting to T€909,000 T€200,000 and T€50,000 at March 31, 2008, March 31, 2007 and March 31, 2006, respectively. In the fiscal year 2008 an amount of T€650,000 is included which relates to the Senior Add-on-Facility.

        Future cash outflows arising from financial liabilities that are recognized in the Consolidated Balance Sheet are presented in the following table. This includes payments to settle the liabilities and interest payments as well as cash outflows from cash settled derivatives with a negative market value. Financial liabilities that are repayable on demand are included on the basis of the earliest date of repayment. Cash flows for variable interest liabilities are determined with reference to the market conditions at the balance sheet date.

March 31, 2008	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
Senior Notes	78,465	156,930	156,929	873,250	1,265,574
Financial liabilities	70,350	133,369	1,223,810	0	1,427,529
Trade payables	218,293	0	0	0	218,293
Finance lease liabilities	10,645	21,285	10,828	0	42,758
Other liabilities	3,463	0	0	0	3,463
Derivative financial liabilities	9,910	107,351	0	0	117,261

Total	391,126	418,935	1,391,567	873,250	3,074,878

March 31, 2007	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
Senior Notes	78,465	156,930	156,930	951,715	1,344,040
Financial liabilities	77,593	136,677	1,293,386	0	1,507,656
Trade payables	175,518	0	0	0	175,518
Finance lease liabilities	10,008	19,889	19,592	536	50,025
Other liabilities	8,460	0	0	0	8,460
Derivative financial liabilities	3,196	54,877	0	0	58,073

Total	353,240	368,373	1.469.908	952.251	3,143,771

March 31, 2006	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
Senior Notes	78,465	156,930	156,930	1,030,180	1,422,505
Financial liabilities	1,271,803	143,383	65,988	1,291,031	2,772,205
Trade payables	160,690	0	0	0	160,690
Finance lease liabilities	7,083	12,952	12,891	6,982	39,908
Other liabilities	7,878	0	0	0	7,878
Derivative financial liabilities	2,937	0	0	0	2,937

Total	1,528,856	313,265	235,809	2,328,193	4,406,123

Capital management

        The primary objective of the Company's capital management is to ensure that it maintains a strong credit rating to reduce risks from its highly leveraged financing structure.

        This is monitored using the debt covenants of the Senior Credit Facility and the indenture of the Senior Notes.

        The Company's ability to make payments and to refinance its debt, and to fund future operations and capital expenditures, will depend on future operating performance and the ability to generate sufficient cash. Accordingly the Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions.

Carrying amounts of Financial Instruments

        The following table presents the carrying amounts of financial instruments according to categories of IAS 39:

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Financial assets at fair value through profit or loss	4,239	5,414	603
Loans and Receivables	148,956	158,379	353,035
Available-for-Sale financial assets	0	7,510	492

	153,195	171,303	354,130

Financial liabilities at fair value through profit or loss	0	0	3,844
Financial liabilities measured at amortised cost	2,163,259	2,079,799	2,156,698

	2,163,259	2,079,799	2,160,542

        The category Available-for-Sale financial assets in the prior years included equity instruments measured at amortized cost because they did not have a quoted market price and their value could not be measured reliably amounting to T€156 and T€492 for the years ended March 31, 2007 and 2006, respectively.

        The following table shows net gains or losses of financial instruments according to categories of IAS 39 recognized in the Consolidated Statement of Operations:

	Fiscal Year Ended March 31,
	2008	2007	2006
	T€	T€	T€
Financial assets and liabilities at fair value through profit or loss	(1,175)	8.655	16.919
Loans and Receivables	(27,964)	(19.695)	(8.447)
Available-for-Sale financial assets	2,337	0	0
Financial liabilities measured at
Amortised cost	72,244	45,939	(32,669)

	45,442	34,899	(24,197)

        Net gains or losses on financial assets and liabilities at fair value through profit or loss include the effects from the fair value measurement of the derivatives that are not part of a hedge accounting relationship.

        Net gains and losses on loans and receivables comprise mainly impairment losses and reversals.

        Net gains or losses of Available-for-Sale financial assets result from the sale of interests in other companies. In the fiscal year 2008 the amount relates to the sale of Primacom.

        Net gains and losses on financial liabilities measured at amortised cost include effects from foreign currency translation and from early settlement.

        Net gains and losses on financial liabilities measured at amortised cost include effects from foreign currency translation from the Senior Notes denominated in USD which is accounted for under hedge accounting provisions. The effects are completely compen-sated through the hedging instruments.

Fair Values of Financial Instruments

        The following table presents the carrying amounts and fair values of financial assets and liabilities included in each balance sheet item.

		Mar. 31, 2008		Mar. 31, 2007		Mar. 31, 2006
	Category according to IAS 39	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		T€	T€	T€	T€	T€	T€
Financial assets measured at cost or amortized cost
Cash and Cash Equivalents	LaR	15,463	15,463	54,108	54,108	225,092	225,092
Trade Receivables	LaR	130,878	130,878	101,370	101,370	120,799	120,799
Receivables from Affiliates	LaR	922	922	1,019	1,019	1,917	1,917
Receivables from Associates	LaR	31	31	108	108	590	590
Other Current assets	LaR	1,662	1,662	1,774	1,774	4,637	4,637
Other Financial Assets*	AfS	0	0	156	0	492	0
Financial assets measured at fair value
Other Financial Assets	AfS	0	0	7,354	7,354	0	0
Other non-current Assets
Derivatives without a hedging relationship	FAHfT	4,239	4,239	5,414	5,414	603	603
Financial liabilities measured at cost or amortized cost
Current Financial Liabilities	FLAC	25,674	25,674	36,997	36,997	97,473	97,473
Trade payables	FLAC	218,293	218,293	175,518	175,518	160,690	160,690
Liabilities to Associates	FLAC	323	323	324	324	323	323
Other Current Liabilities
Other financial liabilities	FLAC	3,140	3,140	8,398	8,398	3,760	3,760
Finance lease liabilities	n/a	8,228	8,228	7,184	7,184	4,740	4,740
Senior Credit Facility	FLAC	1,191,404	1,191,404	1,127,436	1,127,436	1,223,526	1,223,526
Senior Notes	FLAC	603,840	624,996	672,782	804,915	715,771	836,376
Other non-current Liabilities
Finance lease liabilities	n/a	28,836	28,744	34,675	34,587	27,328	27,250
Financial liabilities measured at fair value
Non-current Financial Liabilities
Derivatives without a hedging
relationship	FLHfT	0	0	0	0	3,844	3,844
Derivatives with a hedging relationship	n/a	120,585	120,585	58,606	58,606	23,220	23,220

*
This line consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.

        The terms have the following respective meanings:

        "LaR" refers to Loans and Receivables

        "AfS" refers to Available-for-Sale

        "FAHfT" refers to Financial Assets Financial Assets Held for Trading

        "FLAC" refers to Financial Liabilities Measured at Amortized Cost

        "FLHfT" refers to Financial Liabilities Held for Trading

        The carrying amounts of the Company's cash and cash equivalents, money market funds, trade receivables and payables, short-term loans, as well as other current liabilities, in view of their short terms as of March 31, 2008, 2007, and 2006, are effectively equal to their fair values as they have interest rates based on variable interest rates that change in line with the market. Using a discounted cash flow analysis based on the current lending rate for an identical loan term, the fair value of the Company's long-term, fixed-rate liabilities is estimated as the net present value of future payments, using yield curves obtained by banks and money market observations. Due to the complexity inherent in such an estimate, the estimate may not necessarily reflect actual market values. Different market assessments or procedures may therefore significantly influence the fair value estimate.

        The fair value of the Euro denominated portion of the Senior Notes as of March 31, 2008 amounts to approximately T€245,000 (98.00% of the nominal value). The fair value of the US dollar denominated portion of the Senior Notes amounts to approximately T€379,996 (98.50% of nominal value). These values are determined by reference to published price quotations. With respect to the carrying amounts of the financial assets and liabilities please refer to the respective sections in the Notes.

        The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). They are as follows:

Instrument	Nominal amount March 31, 2008	Fair value March 31, 2008	Recognized in statement of operations April 1, 2007- March 31, 2008	Recognized in equity April 1, 2007- March 31, 2008
	T€	T€	T€	T€
Interest rate swap	455,528	3,625	(1,358)	0
Interest rate cap	151,843	614	183	0
Currency swap	505,553	(120,585)	72,244	12,184

Total	1,112,924	(116,346)	71,069	12,184

Deferred Taxes	0	0	0	(4,602)

Total	1,112,924	(116,346)	71,069	7,582

Instrument	Nominal amount March 31, 2007	Fair value March 31, 2007	Recognized in statement of operations April 1, 2006- March 31, 2007	Recognized in equity April 1, 2006- March 31, 2007
	T€	T€	T€	T€
Interest rate swap	527,391	4,983	8,827	0
Interest rate cap	175,797	432	(172)	0
Currency swap	505,553	(58,606)	(35,386)	11,694

Total	1,208,741	(53,191)	(26,731)	11,694

Deferred Taxes	0	0	0	(4,583)

Total	1,208,741	(53,191)	(26,731)	7,111

Instrument	Nominal amount March 31, 2006	Fair value March 31, 2006	Recognized in statement of operations April 1, 2005- March 31, 2006	Recognized in equity April 1, 2005- March 31, 2006
	T€	T€	T€	T€
Interest rate swap	595,379	(3,844)	17,165	0
Interest rate cap	198,460	603	(246)	0
Currency swap	505,553	(23,220)	(29,488)	14,663

Total	1,299,392	(26,461)	(12,569)	14,663

Deferred Taxes	0	0	0	(5,697)

Total	1,299,392	(26,461)	(12,569)	8,966

        Amounts removed from equity and recognized in income for currency swaps that are part of cash flow hedge accounting according to the tables above are included in interest expense or interest income, respectively.

        Prior to March 31, 2007 the Company assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the "change in variable cash flow method". Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on "IAS 39 Financial Instruments: Recognition and Measurement—Assessing hedge effectiveness of an interest rate swap in a cash flow hedge" the Company has reconsidered its accounting treatment applied to those transactions and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Company had adjusted its financial statements as of March 31, 2007 and comparative periods to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through profit and loss. This change in accounting treatment has been accounted for retroactively. This adjustment resulted in a decrease in other comprehensive income of T€8,320, a decrease in interest expense of T€13,682 and an increase in deferred tax expense of T€5,362 for the fiscal year ended March 31, 2006.

Sensitivity analysis

        KDG prepares sensitivity analysis that shows how net income and equity would have been affected by changes in the relevant market risk variables that were reasonably possible at the reporting date.

        Foreign currency risks result from the US dollar-denominated Senior Notes as described in Note 4.11. Future cash flows for the repayment of the principal and interest payments are fully hedged with derivative instruments that are accounted for as cash flow hedges through to July 2009. A 1% increase (decrease) in the USD/EUR exchange rate subsequently to that would result in an incremental increased (decreased) notional amount to be repaid in 2014 of approximately T€5,100. Further a 1% increase (decrease) in the USD/EUR exchange rate would result in an incremental increased (decreased) annual interest payment of approximately T€500 after expiry of the currency hedge in 2009.

        Interest rate risks result from the variable interest rates (EURIBOR) on KDG's bank loans and are hedged with interest rate swaps and caps that are accounted for at fair value through profit or loss. In determining the sensitivity concerning interest rate risks the fair values for interest rate swaps and caps were calculated based on the hypothetical market interest rates with the resulting effects on net income and equity. The effect of interest rate changes on interest expense for bank loans with variable interest rates is calculated based on the risk exposure at the balance sheet date. Excluded from the analysis is the fixed rate Senior Note that is measured at amortised cost so that changes in interest rates do not effect net income. Under this approach and assuming constant foreign exchange rate the interest rate sensitivity is as follows.

	Effect on net income and equity
	Parallel increase of the interest curve of 100 basis points	Parallel decrease of the interest curve of 100 basis points
	(in T€)
March 31, 2008
Bank loans with variable interest rate	(12,100)	12,100
Derivative financial instruments	3,523	(3,851)

	(8,577)	8,249

March 31, 2007
Bank loans with variable interest rate	(11,500)	11,500
Derivative financial instruments	6,469	(6,190)

	(5,031)	5,310

5.6   Group Companies

		Registered office	Share-holding in %
Fully consolidated companies (IFRS 3)
1	Kabel Deutschland GmbH	Unterföhring
2	Kabel Deutschland Verwaltungs GmbH	Unterföhring	100.00
3	Kabel Deutschland Vertrieb und Service GmbH & Co. KG	Unterföhring	100.00
4	Kabel Deutschland Breitband Services GmbH	Unterföhring	100.00
5	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
6	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG	Kaiserslautern	100.00
7	Leto GmbH	Berlin	100.00

		Registered office	Share- holding in %
Companies consolidated at equity (IAS 28)
8	KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Braunschweig	24.00
9	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Wolfsburg	24.00
10	Kabelfernsehen München Servicenter Gesellschaft mit beschränkter Haftung—Beteiligungsgesellschaft	Munich	24.00
11	Kabelfernsehen München Servicenter GmbH & Co. KG	Munich	30.22
12	Kabel-Service Berlin GmbH (Sold on April 30, 2008 with economic effect as of January 1, 2008)	Berlin	24.00
13	RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH	Hanover	43.80
14	RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	Hanover	52.63

        RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG is consolidated at equity although KDG GmbH holds a share of over 50%. This is due to the fact that KDG GmbH has only voting rights of 50% regarding material decisions and, therefore, has no control over the company.

5.7   Particular Events after the Balance Sheet Date

        On April 30, 2008, KDG closed the acquisition of several companies from the Orion Group with 1.1 million CATV subscribers. The FCO approved the transaction which was signed during the fiscal year on April 4, 2008. The purchase price amounted to approximately T€500,000 and was fully funded through an increase in KDG's Senior Credit Facility. The transaction covers the acquisition of several entities listed below.

        An additional 30% direct share of KMG and indirect share of 4.225% of RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG and 5% of RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH was closed on June 30, 2008.

        In total, the acquisitions include the following entities at the stated percentage of voting equity:

Directly held:

Tele Columbus Nord GmbH	100.00%
KMG KABEL-FERNSEHEN HANNOVER GmbH	100.00%
KABELCOM Braunschweig Gesellschaft für Breitbandkabel- Kommunikation mbH	75.58%
KABELCOM Wolfsburg Gesellschaft für Breitbandkabel- Kommunikation mbH	72.49%
Kabel Deutschland Süd GmbH (previously Cor H Erste GmbH)	100.00%
Kabel Deutschland West GmbH (previously Cor H Zweite GmbH)	100.00%
Kabel Deutschland Nord GmbH (previously Cor H Dritte GmbH)	100.00%

Indirectly held:

AEP Plückhahn Kabel GmbH	100.00%
RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	47.38%
RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH	56.20%
Urbana Teleunion Rostock GmbH & Co. KG	70.00%
Verwaltung Urbana Teleunion Rostock GmbH	50.00%

        Please note that the purchase price of the various transactions is based on financial information which is currently being prepared. Therefore, neither assets and liabilities nor contingent liabilities of the acquired entities can be presented at this point in time. As a result, it is impracticable to disclose the purchase price.

        As of April 30, 2008 the Company sold and transferred its share in Kabel-Service-Berlin GmbH to Tele Columbus GmbH for total consideration of T€13,000.

        As of April 30, 2008 an amount of T€535,000 was drawn down under the Senior Add-on Facility. On the same day, the Company entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.410% per annum has a notional amount of T€250,000 and a one year duration. As of May 9, 2008 the granted loan amount of the Senior Add-on Facility was reduced by T€115,000 to T€535,000 from T€650,000 originally.

        In April 2008, we entered into a new 24-month collective bargaining agreement with the labor union representing our unionized employees. As a result, wages for employees increased by 3.7% from June 1, 2008 and will increase another 3.3% from April 1, 2009.

        On May 7, 2008, the Company announced that they have agreed with pay-TV operator Premiere on a new five year contract running until 2012. The contract governs the feed-in of the existing Premiere pay-TV channels over the Company's cable network.

        On May 14, 2008, the Company announced that the cooperation with Nagravision will be continued and Nagravision's new coding system will be introduced in autumn 2008.

5.8   Management and Supervisory Board

Management

Dr. Adrian von Hammerstein	Chairman of the Management Board, Chief Executive Officer
Paul Thomason	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares	Chief Commercial Officer
Herbert R. Hribar	Chief Operating Officer

Supervisory Board

Shareholder Representatives:

Prof. Dr. Heinz Riesenhuber	Chairman of the Board
Tony Ball	External Advisor
John Carl Hahn	Providence Equity, Managing Director
Biswajit Anna Subramanian	Providence Equity, Managing Director
Robert Sudo	Providence Equity, Senior Associate
Torsten Winkler	Providence Equity, Director

Employee Representatives:

Walter Ruland	Technical Secretary for Telecommunication (Technischer Fernmeldehauptsekretär) Vice Chairman of the Board
Toni Krüger	Engineering Employee (Technischer Angestellter)
Frank Sauerland	Secretary of Workers Union (Gewerkschaftssekretär) until December 31, 2007
Sibylle Spoo	Secretary of Workers Union (Gewerkschaftssekretärin)
Petra Hesse	Chairman of Workers Council for Region Niedersachsen/Bremen (Betriebsratsvorsitzende der Region Niedersachsen/Bremen)
Norbert Michalik	Executive Employee (leitender Angestellter)
Joachim Pütz	Secretary of Workers Union (Gewerkschaftssekretär) since January 2, 2008

5.9   Other Mandatory Disclosures According to German Commercial Code

Auditor's remuneration

        During the fiscal year ended March 31, 2008, the Company expensed the following amounts for services of its auditor:

•	Audit fees:	T€1,266
•	Audit-related fees:	T€1,501
•	Tax fees:	T€250

5.10 Authorization of Financial Statements

        The consolidated financial statements were released for publication on July 25, 2008 (date of management authorization for issue to the supervisory board).

Unterföhring, July 25, 2008

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein Chief Executive Officer	Paul Thomason Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Commercial Officer	Herbert R. Hribar Chief Operating Officer

Kabel Deutschland GmbH, Unterföhring

Appendix 1 to the Notes

Analysis of Fixed Assets for Period from April 1, 2007 to March 31, 2008

			Acquisition and production costs						Accumulated depreciation and amortization						Net book value
			April 1, 2007	Acquisitions	Additions	Disposals	Reclassifications	March 31, 2008	April 1, 2007	Additions	Disposals	Reclassifications	Change in at-equity investment	March 31, 2008	March 31, 2008
			€	€	€	€	€	€	€	€	€	€	€	€	€
I.	Intangible assets
	1.	Software and Licences and other Contractual and Legal Rights	151,699,402.32	0.00	52,696,913.36	6,066.75	10,395,887.76	214,786,136.69	75,718,874.80	40,874,595.07	6,066.75	53.12	0.00	116,587,456.24	98,198,680.45
	2.	Internally generated software	13,837,173.00	0.00	2,527,960.15	0.00	0.00	16,365,133.15	5,787,914.48	2,765,760.44	0.00	0.00	0.00	8,553,674.92	7,811,458.23
	3.	Customer List	715,426,567.68	20,936,112.22	111,394.43	11,030.98	0.00	736,463,043.35	333,039,392.45	85,611,086.83	415.04	0.00	0.00	418,650,064.24	317,812,979.11
	4.	Prepayments	10,926,153.95	0.00	7,683,386.95	275.56	(10,554,211.21)	8,055,054.13	0.00	0.00	0.00	0.00	0.00	0.00	8,055,054.13

			891,889,296.95	20,936,112.22	63,019,654.89	17,373.29	(158,323.45)	975,669,367.32	414,546,181.73	129,251,442.34	6,481.79	53.12	0.00	543,791,195.40	431,878,171.92

II.	Property and equipment
	1.	Buildings on non-owned land	7,185,148.98	0.00	2,573,705.68	0.00	3,128,884.04	12,887,738.70	2,424,677.72	1,212,954.48	0.00	605.63	0.00	3,638,237.83	9,249,500.87
	2.	Technical equipment	1,603,466,977.78	8,962,186.68	194,121,088.50	3,382,762.56	34,449,651.88	1,837,617,142.28	697,586,347.10	154,889,282.60	2,504,661.65	(566,305.81)	0.00	849,404,662.24	988,212,480.04
	3.	Other equipment, furniture and fictures	62,883,526.27	0.00	9,545,309.13	3,230,180.78	1,300,943.50	70,499,598.12	37,536,561.86	8,595,136.46	3,170,808.89	565,647.06	0.00	43,526,536.49	26,973,061.63
	4.	Construction in progress	50,619,484.08	0.00	49,620,116.66	1,393.84	(38,721,155.97)	61,517,050.93	0.00	0.00	0.00	0.00	0.00	0.00	61,517,050.93

			1,724,155,137.11	8,962,186.68	255,860,219.97	6,614,337.18	158,323.45	1,982,521,530.03	737,547,586.68	164,697,373.54	5,675,470.54	(53.12)	0.00	896,569,436.56	1,085,952,093.47

III.	Financial Assets
	1.	Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	139,097.84	0.00	0.00	0.00	(672,215.12)	(533,117.28)	6,353,712.31
	2.	Other	7,509,863.31	4,606,721.62	0.00	7,484,862.80	0.00	4,631,722.13	0.00	0.00	0.00	0.00	0.00	0.00	4,631,722.13

			13,330,458.34	4,606,721.62	0.00	7,484,862.80	0.00	10,452,317.16	139,097.84	0.00	0.00	0.00	(672,215.12)	(533,117.28)	10,985,434.44

			2,629,374,892.40	34,505,020.52	318,879,874.86	14,116,573.27	0.00	2,968,643,214.51	1,152,232,866.25	293,948,815.88	5,681,952.33	0.00	(672,215.12)	1,439,827,514.68	1,528,815,699.83

Kabel Deutschland GmbH, Unterföhring

Appendix 2 to the Notes

Analysis of Fixed Assets for Period from April 1, 2006 to March 31, 2007

			Acquisition and production costs						Accumulated depreciation and amortization						Net book value
			April 1, 2006	Acquisitions	Additions	Disposals	Reclassifications	March 31, 2007	April 1, 2006	Additions	Disposals	Reclassifications	Change in at-equity investment	March 31, 2007	March 31, 2007
			€	€	€	€	€	€	€	€	€	€	€	€	€
I.	Intangible assets
	1.	Software and Licences and other Contractual and Legal Rights	100,549,175.37	0.00	52,348,547.59	3,239,616.88	2,041,296.24	151,699,402.32	53,584,726.12	25,373,765.56	3,239,616.88	0.00	0.00	75,718,874.80	75,980,527.52
	2.	Internally generated software	12,789,484.77	0.00	1,047,688.23	0.00	0.00	13,837,173.00	3,271,505.03	2,516,409.45	0.00	0.00	0.00	5,787,914.48	8,049,258.52
	3.	Customer List	709,713,538.37	5,713,029.31	0.00	0.00	0.00	715,426,567.68	249,230,050.39	83,809,342.06	0.00	0.00	0.00	333,039,392.45	382,387,175.23
	4.	Prepayments	2,719,177.16	0.00	10,174,463.03	0.00	(1,967,486.24)	10,926,153.95	0.00	0.00	0.00	0.00	0.00	0.00	10,926,153.95

			825,771,375.67	5,713,029.31	63,570,698.85	3,239,616.88	73,810.00	891,889,296.95	306,086,281.54	111,699,517.07	3,239,616.88	0.00	0.00	414,546,181.73	477,343,115.22

II.	Property and equipment
	1.	Buildings on non-owned land	5,340,718.78	0.00	1,777,558.40	640.83	67,512.63	7,185,148.98	1,722,880.78	701,860.77	63.83	0.00	0.00	2,424,677.72	4,760,471.26
	2.	Technical equipment	1,425,843,167.38	741,174.20	162,952,692.29	17,258,248.20	31,188,192.11	1,603,466,977.78	585,965,045.25	126,614,504.51	14,983,155.99	(10,046.67)	0.00	697,586,347.10	905,880,630.68
	3.	Other equipment, furniture and fixtures	51,138,809.34	0.00	12,794,280.71	1,819,658.85	770,095.07	62,883,526.27	31,671,730.39	7,602,185.64	1,747,400.84	10,046.67	0.00	37,536,561.86	25,346,964.41
	4.	Construction in progress	39,748,427.85	0.00	42,979,545.25	8,879.21	(32,099,609.81)	50,619,484.08	0.00	0.00	0.00	0.00	0.00	0.00	50,619,484.08

			1,522,071,123.35	741,174.20	220,504,076.65	19,087,427.09	(73,810.00)	1,724,155,137.11	619,359,656.42	134,918,550.92	16,730,620.66	0.00	0.00	737,547,586.68	986,607,550.43

III.	Financial assets
	1.	Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	258,913.10	0.00	0.00	0.00	(119,815.26)	139,097.84	5,681,497.19
	2.	Others	491,561.62	0.00	7,414,800.37	396,498.68	0.00	7,509,863.31	0.00	0.00	0.00	0.00	0.00	0.00	7,509,863.31

			6,312,156.65	0.00	7,414,800.37	396,498.68	0.00	13,330,458.34	258,913.10	0.00	0.00	0.00	(119,815.26)	139,097.84	13,191,360.50

			2,354,154,655.67	6,454,203.51	291,489,575.87	22,723,542.65	0.00	2,629,374,892.40	925,704,851.06	246,618,067.99	19,970,237.54	0.00	(119,815.26)	1,152,232,866.25	1,477,142,026.15

Kabel Deutschland GmbH, Unterföhring

Appendix 3 to the Notes

Analysis of Fixed Assets for Period from April 1, 2005 to March 31, 2006

			Acquisition and production costs						Accumulated depreciation and amortization						Net book value
			April 1, 2005	Acquisitions	Additions	Disposals	Reclassifications	March 31, 2006	April 1, 2005	Additions	Disposals	Reclassifications	Change in at-equity investment	March 31, 2006	March 31, 2006
			€	€	€	€	€	€	€	€	€	€	€	€	€
I.	Intangible assets
	1.	Software and Licences and other Contractual and Legal Rights	77,890,029.69	0.00	20,803,016.04	0.00	1,856,129.64	100,549,175.37	36,574,017.44	17,008,999.17	0.00	1,709.51	0.00	53,584,726.12	46,964,449.25
	2.	Internally generated software	9,747,676.00	0.00	3,041,808.77	0.00	0.00	12,789,484.77	849,968.87	2,421,536.16	0.00	0.00	0.00	3,271,505.03	9,517,979.74
	3.	Customer List	696,615,984.17	5,605,485.01	572,624.92	58,508.16	6,977,952.43	709,713,538.37	165,757,814.09	83,481,224.29	8,987.99	0.00	0.00	249,230,050.39	460,483,487.98
	4.	Prepayments	1,367,755.27	0.00	3,151,260.98	0.00	(1,799,839.09)	2,719,177.16	0.00	0.00	0.00	0.00	0.00	0.00	2,719,177.16

			785,621,445.13	5,605,485.01	27,568,710.71	58,508.16	7,034,242.98	825,771,375.67	203,181,800.40	102,911,759.62	8,987.99	1,709.51	0.00	306,086,281.54	519,685,094.13

II.	Property and equipment
	1.	Buildings on non-owned land	4,489,044.69	0.00	1,222,223.28	422,578.09	52,028.90	5,340,718.78	1,391,701.69	625,802.97	294,623.88	0.00	0.00	1,722,880.78	3,617,838.00
	2.	Technical equipment	1,333,122,659.69	1,704,994.47	69,221,542.14	442,566.52	22,236,537.60	1,425,843,167.38	473,482,327.42	111,464,120.09	257,320.92	1,275,918.66	0.00	585,965,045.25	839,878,122.13
	3.	Other equipment, furniture and fixture	40,495,864.46	0.00	9,313,050.27	553,009.71	1,882,904.32	51,138,809.34	27,698,523.05	5,742,643.44	491,807.93	(1,277,628.17)	0.00	31,671,730.39	19,467,078.95
	4.	Construction in progress	24,976,304.54	0.00	38,999,884.68	0.00	(24,227,761.37)	39,748,427.85	0.00	0.00	0.00	0.00	0.00	0.00	39,748,427.85

			1,403,083,873.38	1,704,994.47	118,756,700.37	1,418,154.32	(56,290.55)	1,522,071,123.35	502,572,552.16	117,832,566.50	1,043,752.73	(1,709.51)	0.00	619,359,656.42	902,711,466.93

III.	Financial assets
	1.	Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	(16,756.76)	0.00	0.00	0.00	275,669.86	258,913.10	5,561,681.93
	2.	Other financial assets	7,531,492.32	0.00	9,158.37	71,136.64	(6,977,952.43)	491,561.62	0.00	0.00	0.00	0.00	0.00	0.00	491,561.62

			13,352,087.35	0.00	9,158.37	71,136.64	(6,977,952.43)	6,312,156.65	(16,756.76)	0.00	0.00	0.00	275,669.86	258,913.10	6,053,243.55

			2,202,057,405.86	7,310,479.48	146,334,569.45	1,547,799.12	0.00	2,354,154,655.67	705,737,595.80	220,744,326.12	1,052,740.72	0.00	275,669.86	925,704,851.06	1,428,449,804.61

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
Unterföhring
Consolidated Financial Statements
March 31, 2008

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Consolidated Balance Sheet as of March 31, 2008

	Note	March 31, 2008	March 31, 2007	as adjusted March 31, 2006
		€	T€	T€
Assets
Current Assets
Cash and Cash Equivalents	4.1	15,422,425.30	54,108	223,070
Trade Receivables	4.2	130,530,330.70	101,158	120,789
Receivables from Affiliates	4.2	0.00	256	38
Receivables from Associates	4.2	0.00	0	0
Inventories	4.3	26,201,007.25	24,265	13,453
Receivables from Tax Authorities	4.4	2,336,106.04	751	236
Other Current Assets	4.5	5,861,418.14	7,266	9,189
Prepaid Expenses	4.5	18,221,205.19	18,263	16,553

Total Current Assets		198,572,492.62	206,067	383,328

Non-Current Assets
Intangible Assets	4.6	431,395,118.82	476,426	517,957
Property and Equipment	4.7	1,085,509,095.67	986,022	902,062
Equity Investments in Associates	4.8	1,331,888.06	1,630	1,858
Other Non-Current Financial Assets		4,631,721.62	7,446	352
Deferred Tax Assets	3.9	536,715.71	366	396
Non-Current Financial Assets		4,239,178.00	5,414	604
Prepaid Expenses		11,165,915.60	5,959	0

Total Non-Current Assets		1,538,809,633.48	1,483,263	1,423,229

Total Assets		1,737,382,126.10	1,689,330	1,806,557

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Consolidated Balance Sheet as of March 31, 2008 (Continued)

	Note	March 31, 2008	March 31, 2007	as adjusted March 31, 2006
		€	T€	T€
Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.11	8,708,002.92	18,112	77,123
Trade Payables		210,407,870.54	167,907	146,269
Payments on Account		0.00	0	0
Liabilities to Associates		0.00	0	0
Other Current Provisions	4.13	5,583,664.83	18,054	9,194
Liabilities due to Income Taxes	3.9	12,959,549.80	14,157	18,705
Deferred Income	4.10	199,489,029.71	216,818	246,744
Other Current Liabilities	4.9	48,038,951.83	50,633	58,170

Total Current Liabilities		485,187,069.63	485,681	556,205

Non-Current Liabilities
Non-Current Financial Liabilities	4.11	1,191,404,077.42	1,127,436	1,151,666
Deferred Tax Liabilities	3.9	55,777,639.96	57,272	39,013
Provisions for Pension	4.12	25,849,548.20	21,579	17,959
Other Non-Current Provisions	4.13	22,268,257.53	21,244	20,210
Capital attributable to the Limited Partners	4.15	2,185,500,000.00	1,882,600	1,420,000
Other Non-Current Liabilities	4.14	36,072,239.35	36,494	28,082
Deferred Income		1,825,366.74	270	0

Total Non-Current Liabilities		3,518,697,129.20	3,146,895	2,676,930

Equity
Subscribed Capital	4.16	1,000.00	1	1
Capital Reserve	4.16	27,327,266.28	29,728	26,577
Available-for-Sale Reserve	4.16	0.00	625	0
Accumulated Deficit	4.16	(2,293,830,339.01)	(1,973,600)	(1,453,156)

Total Equity (Deficit)		(2,266,502,072.73)	(1,943,246)	(1,426,578)

Total Equity and Liabilities		1,737,382,126.10	1,689,330	1,806,557

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Consolidated Statement of Operations

for the period from April 1, 2007 to March 31, 2008

	Note	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	as adjusted Apr. 1, 2005- Mar. 31, 2006
		€	T€	T€
Revenues	3.1	1,196,869,804.27	1,093,179	1,012,133
Cost of Services Rendered	3.2	(588,460,907.65)	(567,090)	(489,504)
thereof depreciation/amortization T€154,676 (prior year T€133,123; for the fiscal year ending March 31, 2006 T€117,428)
Other Operating Income	3.3	13,118,184.24	14,354	12,298
Selling Expenses	3.4	(352,836,091.48)	(318,663)	(271,542)
thereof depreciation/amortization T€115,478 (prior year T€95,983; for the fiscal year ending March 31, 2006 T€88,155)
General and Administrative Expenses	3.5	(104,075,255.21)	(99,456)	(87,096)
thereof depreciation/amortization T€23,136 (prior year T€16,313; for the fiscal year ending March 31, 2006 T€14,771)

Profit from Ordinary Activities		164,615,734.17	122,323	176,289
Interest Income	3.7	1,943,519.16	2,875	3,867
Interest Expense	3.7	(89,908,595.49)	(73,510)	(133,699)
Accretion/Depreciation on Investments and other Securities		(3,712,461.37)	265	(127)
Income from Associates		(141,941.48)	(40)	(27)
Expense due to Changes in Capital Attributable to the Limited Partners	3.8	(302,900,000.00)	(462,600)	(80,000)

Loss before Taxes		(230,103,745.01)	(410,687)	(33,697)
Taxes on Income	3.9	281,522.63	(19,351)	(11,318)

Net loss for the period		(229,822,222.38)	(430,038)	(45,015)

The accompanying notes to this statement of operations form an integral part to these consolidated financial statements.

Kabel Deutschland Vertrieb & Service GmbH & Co. KG, Unterföhring

Consolidated Statement of Cash Flows

for the Period from April 1, 2007 to March 31, 2008

	Note	April 1, 2007- March 31, 2008	April 1, 2006- March 31, 2007	as adjusted April 1, 2005- March 31, 2006
		T€	T€	T€
1. Cash flows from operating activities
Net income (+)/loss (-)		(229,822)	(430,038)	(45,015)
Adjustments to reconcile net income/net loss to cash provided by operations:
Taxes on income		(282)	19,351	11,318
Interest expense		89,909	73,510	133,699
Interest income		(1,944)	(2,875)	(3,867)
Accretion/Depreciation and amortization on fixed assets		293,290	245,419	220,354
Accretion/Depreciation on investments and other securities		3,712	(265)	127
Gain/Loss on disposal/sale of fixed assets (intangible assets; property and equipment; financial assets)		758	2,096	270
Income from associates		142	40	28
Compensation expense relating to share-based payments		3,016	4,216	6,708
Fair value increase (decrease) of capital attributed to the limited partners		302,900	462,600	80,000

		461,679	374,054	403,622
Changes in assets and liabilities:
Increase (-)/decrease (+) of inventories		(1,936)	(10,812)	(5,902)
Increase (-)/decrease (+) of trade receivables		(29,372)	19,631	(39,340)
Increase (-)/decrease (+) of other assets		3,792	(3,632)	4,003
Increase (+)/decrease (-) of trade payables		42,417	29,173	31,381
Increase (+)/decrease (-) of other provisions		(12,514)	9,006	802
Increase (+)/decrease (-) of deferred income		(15,774)	(29,656)	3,226
Increase (+)/decrease (-) of provisions for pensions		3,029	2,555	642
Increase (+)/decrease (-) of other liabilities		(3,547)	4,301	17,357

Cash provided by operations		447,774	394,620	415,791
Income taxes paid (-)/received (+)		(4,637)	(10,270)	(7,535)

Net cash from operating activities		443,137	384,350	408,256

2. Cash flows from investing activities
Cash received from disposal/sale of fixed assets (intangible assets; property and equipment; financial assets)		258	584	216
Cash received from sale of investments		38,076	0	0
Cash paid for investments in intangible assets		(62,956)	(63,420)	(26,589)
Cash paid for investments in property and equipment		(253,395)	(205,042)	(116,603)
Cash paid for acquisitions	1.3.2	(29,696)	(5,093)	(7,310)
Cash received from contribution of sub-divisions		0	0	2
Cash paid for investments in financial assets		(39,666)	(6,769)	(9)
Interest received		1,701	2,777	2,788
Dividends received from associates		156	188	208

Net cash used in investing activities		(345,522)	(276,775)	(147,297)

3. Cash flows from financing activities
Cash payments to shareholders		(90,408)	(100,995)	(90,371)
Cash received non-current financial liabilities		391,000	1,205,000	0
Cash repayments of non-current financial liabilities		(331,000)	(1,205,000)	(652)
Cash repayments of current financial liabilities		0	(75,848)	0
Cash payments for reduction of finance lease liabilities		(7,240)	(5,610)	(4,473)
Interest and transaction costs paid		(98,653)	(94,349)	(75,010)

Net cash used in financing activities		(136,301)	(276,802)	(170,506)

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		(38,686)	(169,227)	90,453
Accretion/Depreciation on investments and other securities		0	265	(127)
Cash and cash equivalents at the beginning of the period		54,108	223,070	132,744

Cash and cash equivalents at the end of the period	4.1	15,422	54,108	223,070

Additional Information
Investments relating to capital lease		2,447	15,311	0
Other non cash investments		0	0	0

The accompanying notes to this statement of cash flows form an integral part to these consolidated financial statements.

 Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Statement of Changes in Consolidated Equity

for the Period from April 1, 2007 to March 31, 2008

	Note	Limited Partnership capital	Capital reserve	Cash flow hedge reserve	Available- for-sale reserve	Accumulated deficit	Equity (Deficit)
		T€	T€	T€	T€	T€	T€
Balance as of March 31, 2005	4.16	0	14,279	0	0	(1,305,017)	(1,290,738)
Changes in fair value of hedging instruments (net of tax)		0	0	11,367	0	0	11,367
Capital contributions		1	4,360	0	0	0	4,361
Additions relating to share-based payment		0	7,938	0	0	0	7,938
Retrospective effect of applying
IAS 8 to interest swap accounting		0	0	(11,367)	0	0	(11,367)
Retrospective change in accordance with IAS 8 due to transactions with parents		0	0	0	0	(103,124)	(103,124)
Net profit of the period		0	0	0	0	(45,015)	(45,015)

Total income and expense for the period				0	0	(45,015)	(45,015)

Balance as of March 31, 2006	4.16	1	26,577	0	0	(1,453,156)	(1,426,578)
Changes in fair value of hedging instruments (net of tax)		0	0	0	0	0	0
Capital contributions		1	0	0	0	0	1
Additions relating to share-based payment		0	3,151	0	0	0	3,151
Transactions with parents		0	0	0	0	(90,407)	(90,407)
Changes in fair value of financial assets classified as available-for-sale		0	0	0	624	0	624
Net profit of the period		0	0	0	0	(430,037)	(430,037)

Total income and expense for the period				0	624	(430,037)	(429,413)

Balance as of March 31, 2007	4.16	1	29,728	0	624	(1,973,600)	(1,943,247)
Changes in fair value of hedging instruments (net of tax)		0	0	0	0	0	0
Capital contributions		1	0	0	0	0	1
Additions relating to share-based payment		0	(2,401)	0	0	0	(2,401)
Transactions with parents		0	0	0	0	(90,408)	(90,408)
Changes in fair value of financial assets classified as available-for-sale		0	0	0	(624)	0	(624)
Net profit of the period		0	0	0	0	(229,822)	(229,822)

Total income and expense for the period				0	(624)	(229,822)	(230,446)

Balance as of March 31, 2008	4.16	1	27,327	0	0	(2,293,830)	(2,266,502)

The accompanying notes to statement of changes in consolidated equity form an integral part to these consolidated financial statements.

Notes to the Consolidated
Financial Statements for

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
as of March 31, 2008

1.     General

        Kabel Deutschland Vertrieb und Service GmbH & Co. KG (KDVS), formerly Kabel Asset GmbH & Co. KG, was founded on October 16, 2003. KDVS' registered office is in Unterföhring, Betastraße 6-8 (commercial register of Munich HRA 83902), Germany. Since its formation, KDVS has been a wholly-owned subsidiary of Kabel Deutschland GmbH, Unterföhring (KDG) which is owned by Cayman Cable Holding L.P., George Town, Cayman Islands (Cayman Cable). Cayman Cable was controlled by a consortium consisting of Apax, Goldman Sachs Capital Partners and Providence as of March 31, 2003, 2004 and 2005. As of February 8, 2006, Providence acquired all shares of Cayman Cable held by Apax and Goldman Sachs Capital Partners.

        Kabel Deutschland Vertrieb und Service GmbH & Co. KG and its subsidiaries (KDVS Group or the Group) is the market leader in the German cable television business in terms of homes passed, subscribers and revenues. The Group primarily provides cable access connections, offering up to 41 analog TV channels and up to 36 VHF radio stations. The KDVS Group also delivers digital television signals through its digital playout center. The KDVS Group carries and offers its own digital pay TV program packages, packages of an unaffiliated German pay television operator, and the digital programs offered by the public broadcasters. The Group also offers internet and telephony services to our customers.

1.1   Acknowledgement

        The consolidated financial statements of KDVS for the three years ended March 31, 2008, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statement also comply with the regulations under German Commercial Law pursuant to Sec. 315a (3) German Commercial Code. All IFRSs issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by the Group, have been adopted for use in the European Union (EU) by the European Commission. Therefore the consolidated financial statements also comply with IFRS as adopted by the EU.

1.2   Basis of Presentation

        As of March 29, 2006 (effective April 1, 2006) KDVS changed its fiscal year end from December 31 to March 31. Therefore, the period from January 1, 2006 to March 31, 2006 is a stub period. The fiscal year end of the shareholder KDG, is March 31. As KDVS is the guarantor of KDG's debt the KDVS' consolidated financial statements are presented for the twelve month period ending March 31 (fiscal year ended March 31).

        The amounts in the consolidated financial statements and notes are presented in Euros and all values are rounded to nearest thousand (T€) except where otherwise stated. The Group's financial statements have been prepared using consistent accounting and consolidation methods for all periods presented. The Group's statement of operations has been prepared using the cost of sales method under IFRS. The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and liabilities related to its Management Equity Participation Program that have been measured at fair value.

        The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

        Prior to March 31, 2007 the Group assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the "change in variable cash flow method". Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on "IAS 39 Financial Instruments: Recognition and Measurement—Assessing hedge effectiveness of an interest rate swap in a cash flow hedge" the Group has reconsidered its accounting treatment applied to those transactions and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Group had adjusted its financial statements as of March 31, 2007 and comparative periods to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through profit and loss. This change in accounting treatment has been accounted for retroactively. This adjustment resulted in a decrease in other comprehensive income of T€8,320, a decrease in interest expense of T€13,682 and an increase in deferred tax expense of T€5,362 for the fiscal year ended March 31, 2006.

        With respect to changes in estimates regarding the asset retirement obligation please refer to note 4.7 and 4.13.

1.3   Consolidation

1.3.1 Scope of Consolidation

        In the fiscal year ended March 31, 2008 the Group acquired Leto GmbH. As of May 9, 2007, Schramm Elektro und Antennen GmbH and as of July 10, 2007, HOT-Kabelservice Gesellschaft mit beschränkter Haftung (both were Level 4 operators) were merged with the Group. KDVS' consolidated financial statements as of March 31, 2008 are comprised of KDVS and five consolidated subsidiaries (fiscal year ended March 31, 2007: six consolidated subsidiaries; fiscal year ended March 31, 2006: five consolidated subsidiaries). Investments are consolidated if KDVS directly or indirectly owns more than 50% of the outstanding voting rights of an entity and if the investments are under the control of KDVS as defined by IAS 27 "Consolidated and Separate Financial Statements".

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

1.3.2 Changes in the Consolidation Group and Acquisitions

Share Acquisition

        The accounting for business combinations in the KDVS consolidated financial statements is performed according to IFRS 3 "Business Combinations" by allocating the cost of a business combination to the acquiree's identifiable assets, liabilities and contingent liabilities at their fair value at the time of the acquisition. Any difference between the cost and the fair value is goodwill or badwill.

        As of March 1, 2008, the Group acquired 100% of the shares of Leto GmbH, an unlisted company based in Berlin, Germany, specialized in supplying multimedia for the housing industries, especially the provision and management of cable access for subscribers of Level 4 operators.

        The fair value of the identifiable assets and liabilities of Leto GmbH as at the date of acquisition and the corresponding carrying amounts immediately before the acquisition were:

	Fair value recognised on acquisition	Previous carrying value
	T€	T€
Customer List	5,094	4,418
Property and equipment	4,342	4,342
Cash and Cash equivalents	10	10
Trade receivables	22	22
Other current assets	79	79
Deferred expenses	4	4

	9,551	8,875

Liabilities to Affiliates	(9)	(9)
Other provision	(34)	(34)
Deferred income tax liabilites	(202)	0

	(245)	(43)

Net assets	9,306	8,832

Total consideration (in cash)	9,306

        From the date of acquisition, Leto GmbH had a positive impact in terms of revenue of T€190 and of T€12 to the net profit/loss of the Group. If the combination had taken place at the beginning of the year, the net loss for the Group would have been T€229,884 and revenue from continuing operations would have been T€1,199,350.

        With regard to business combinations that were effected after the balance sheet date but before the financial statements are authorized for issue the Group refers to Section 5.7.

Asset Acquisitions

        In the fiscal year ended March 31, 2008, the Group acquired approximately 63,610 subscribers and the major part of the associated technical CATV Level 4 network infrastructure from RKS Süd-West GmbH for total aggregate consideration of approximately T€20,270. The aggregate purchase price of the transactions resulted in an increase in customer list of T€15,653 and an increase of technical equipment of T€4,617.

        The Group acquired an additional 599 subscribers from several small Level 4 companies for total aggregate consideration of approximately T€192. The aggregate purchase price of the transactions resulted in an increase in customer list of T€189 and an increase of technical equipment of T€3.

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

        Companies in which KDVS has significant influence over the business and the financial policies as defined by IAS 28 "Investments in Associates" are recorded in the consolidated financial statements using the equity method. Intercompany profits and losses of associated companies are eliminated in consolidation in relation to their shareholding ratio.

1.4   Currency Translation

        The functional and reporting currency of KDVS Group is the Euro.

        Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are converted to Euros at the exchange rate of the European Central Bank on the balance sheet date. Currency differences resulting from these adjustments are recognized in the consolidated statement of operations.

        Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date which are to be carried at fair value were converted to Euros at the rate. The Group used the following exchange rates (spot rates):

	March 31, 2008	March 31, 2007	March 31, 2006
1€	US$ 1.5812	US$ 1.3318	US$ 1.2104
1€	GBP 0.7958	GBP 0.6798	GBP 0.6964

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

2.1.2 Leases

Operating lease

        A lease is accounted for as an operating lease if all the risks and benefits incidental to ownership of the leased item remain with the lessor. Operating lease payments are therefore recorded on a straight-line basis over the lease term as an expense in the consolidated statement of operations.

Operating lease for Customer Premises Equipment (CPE)

        To get connection to Internet & Phone services as well as to receive digital TV, the Group leases the necessary equipment to the customers. These leases for which the Group is the lessor, are classified as an operating lease. Therefore, the Group capitalizes the CPE as fixed assets based on acquisition cost and the cost of removing the asset at the end of the lease. Over the useful life of 3 years the assets are depreciated using the straight-line method.

Finance lease

        In accordance with IAS 17 "Leases", assets leased under finance leases are recorded at the lower of fair value at the inception of the lease or the present value of the lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

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

2.1.4 Depreciation of Fixed Assets

        Depreciation is calculated based on the straight-line method over each asset's estimated useful life as follows:

Buildings and leasehold improvements	3 to 25 years
Technical equipment and machines	3 to 20 years
Property and equipment	3 to 15 years

        Gains and losses from derecognition of fixed assets are determined by deducting the carrying amount of the asset being sold from the proceeds received at the time of derecognition. The results are included in other operating income or in the corresponding expense line item. The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate at each financial year end.

2.2   Intangible Assets

2.2.1 Customer List

        In connection with the initial acquisition of the cable business by the Group in March 2003, approximately T€681,659 of the purchase price was allocated to the customer list. Further additions to the customer list that occurred during the twelve months ended March 31, 2008 and in the previous years are primarily related to the acquisition of Level 4 companies and subscribers. The weighted remaining useful life of the customer list is 3.92 years, 4.61 years and 5.55 years as of March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

2.2.2 Other Intangible Assets

        Intangible assets which are purchased separately are recorded at cost. Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if they can be reliably measured at the acquisition date.

        Computer software is recorded at cost as an intangible asset.

        The Group recognizes intangible assets developed internally (consisting of software used by the Group) to the extent the criteria in IAS 38 "Intangible Assets" are met. Development costs for internally generated intangible assets are recognized at cost to the extent the Group can demonstrate the technical feasibility of completing the asset, how the asset will generate future economic benefit, the availability of resources to complete the asset and the ability to measure reliably the expenditure during the development. If the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

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

        The amortization of other intangible assets with definite useful lives is based on the straight line method over the assets' estimated useful lives. Amortization begins when the intangible asset is ready for use.

        The Group recognizes subscriber acquisition costs incurred to obtain new subscribers. The Group amortizes these costs over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period.

        The amortization expense is recognized in the statement of operations in the expense category consistent with the function of the intangible assets.

        The useful lives are estimated as follows:

•	Customer list	8.5 years
•	Software and licenses	1–10 years
•	Subscriber Acquisition Costs	1–8.5 years

        The appropriateness of the useful life for the customer list is validated on an annual basis.

2.3   Financial Instruments

Recognition and Derecognition of Financial Instruments

        Financial assets and liabilities are recognized when the Group enters into a contractual relationship with the respective counterparty or issuer. A financial asset is derecognized when:

  •
  the rights to receive cash flows from the asset have expired;

  •
  the Group retains the right to receive cash flows from the asset but has assumed an obligation to pay those cash flows in full without material delay to a third party under a 'pass-through' arrangement; or

  •
  the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

        A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

        Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recorded in the consolidated statement of operations.

Financial Assets

        Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are initially recognized, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All purchases and sales of financial assets in the ordinary course of business are recognized on the date on which control over the asset changes.

Financial assets at fair value through profit or loss

        Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognized in the consolidated statement of operations.

Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statement of operations when the loans and receivables are extinguished or impaired as well as through the amortization process.

Available-for-sale financial assets

        Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is sold or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the statement of operations.

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

Derivative Financial Instruments

        Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from financing activities. In accordance with IAS 39 "Financial Instruments: Recognition and Measurement", all derivative financial instruments are accounted for at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the statement of operations or in the statement of changes in equity under cash flow hedge reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in the consolidated statement of operations. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100% effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as a cash flow hedge reserve.

        If derivative financial instruments are not 100% effective, the difference between the fair value and the changes in fair value of the related underlying contract is recognized in the consolidated statement of operations. The portion of the change in fair value not covered by the underlying transaction is immediately recognized in the consolidated statement of operations. If hedge accounting cannot be used by the Group, the change in the fair value of derivative financial instruments is recorded in the consolidated statement of operations.

Equity Investments in Associates

        Investments in associates are accounted for using the equity method at the investor's share of equity pursuant to IAS 28 "Investments in Associates". The Group's share of income, reduced by distributions and amortization of write-ups in amortizable assets from purchase accounting is disclosed in the fixed asset register as a change in equity investments.

2.4   Inventories

        Raw materials, consumables, supplies, finished goods and merchandise are recorded at the lower of cost or net realizable value. Cost is generally determined using a moving average cost.

2.5   Trade and Other Receivables

        Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

2.6   Cash and Cash Equivalents

        Cash and cash equivalents are mainly comprised of cash on hand and other short-term, highly liquid investments with an original maturity of three months or less. Cash on hand and in bank and other are carried at nominal value.

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

        If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and recoverable amount, i.e. the higher of the present value of estimated future cash flows discounted at the financial asset's original effective interest rate and fair value less cost to sell. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

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

2.9   Capital attributable to the Limited Partners

        Financial instruments which grant the holder a right of repayment of the capital contributed to the partnership are classified as liabilities in accordance with IAS 32 "Financial Instruments". KDVS and its legal predecessors have been structured in the legal form of commercial partnerships in which the limited partners can obligate the partnership to repay capital contributions and the related attributable profit interest by exercising a legal right of notice.

        The rights of the limited partners to the net assets of the partnerships are therefore reported in the IFRS consolidated financial statements of KDVS as liabilities under the item "Capital attributable to the Limited Partners". The liability is measured at the present value of the repayment right of the limited partner that, in accordance with the provisions of the partnership agreements, amounts to 2/3 of the fair value of the interest in the limited partnership. The fair value of the interest is determined by reference to market transactions or by applying the discounted cash flow method (DCF method).

2.10 Employee Benefits

        Under the Group's pension plans, KDVS provides employees post-employment benefits under a defined benefit plan. The benefits are unfunded.

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

        If the benefits of the pension plan improve, the share of those plan improvements relating to the employees' previous years of service will be recognized as an expense on a straight-line basis over the period in which the claims vest. If the claims have already vested, the prior service cost is expensed immediately.

        In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in the consolidated statement of operations until the cumulative outstanding amounts exceed a corridor of 10% (corridor approach) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to the consolidated statement of operations over the remaining average service life of the employees entitled to pensions.

2.11 Other Provisions

        Other provisions are recognized in the consolidated balance sheet pursuant to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" when a legal or constructive obligation to a third party arises as a result of past events, an outflow of resources embodying economic benefits will be required to settle the obligation and the anticipated amount of the provision can be reliably estimated. Non-current other provisions are stated at their discounted settlement value on the balance sheet date where the effect of the time value of money is material.

2.12 Trade Payables and Other Liabilities

        Trade payables and other liabilities are recorded at amortized cost.

2.13 Revenue and Other Income

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The different types of revenue are recognized as follows:

Installation and network connection

        Revenue from the installation of the cable connection and the network connection is recognized when the services have been rendered, the costs incurred can be measured reliably and the Group is not obliged to provide any future network connection or installation services.

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

        When free months are offered to customers in relation to a subscription, the Group recognizes the total amount of billable revenue in equal monthly installments over the term of the contract provided that the Group has the enforceable and contractual right to deliver the customer with the products after the promotional free month period. If free months are given without a contract at the beginning of a subscription period, the Group does not recognize revenues during the free months as the customer's continuance is not assured.

Sale of goods

        Revenue for the sale of digital set-top boxes, cable modems, and other goods (Customer Premise Equipment—CPE) is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Costs in connection with returns are accounted for by accruing the respective amount. If the Group acts as an agent, revenue is only recognized in the amount of the sales commissions.

Multiple Elements Arrangements

        For bundled services in multiple element arrangements the Group recognizes revenue for each element on the basis of the relative fair value of each item in the transaction, if there is an evidence of fair value.

2.14 Share-Based Payments

        The Group applies IFRS 2 "Share-Based Payment". Under IFRS 2, plans which result in share-based payment transactions have to be accounted for as cash-settled if the interest holder will receive a payment in cash upon settlement rather than the underlying equity instruments. Due to the terms of the different programs at KDVS, it is highly likely that the general partner of Cayman Cable Holding L.P. (the Partnership) will exercise the existing repurchase option in most cases of the interest holders' termination of employment and settle in cash. Alternatively, employees leaving the Group may have the option to put their vested interests to Cayman for cash. In the case of a put or call, the employee is generally protected from decreases in fair value below their initial investment amount. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests in the Management Equity Participation Program I (MEP I) and in the Management Equity Participation Program IV (Indirect MEP IV) which are share acquisition programs the costs of cash-settled transactions are measured initially based on the notional amount paid.

        For MEP II and III as well as the MEP IV Option program and MEP V, which all are option programs, the costs of cash-settled transactions are measured initially at fair value at the grant date using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted because it is typically not possible to reliably estimate the fair value of employee services received. This fair value is expensed over the period until vesting with recognition of a corresponding liability.

        For all MEP programs the services received during the vesting periods and, therefore, the corresponding liabilities are re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the consolidated statement of operations.

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

        Income taxes relating to items recognized directly in equity are recognized in equity and not in the statement of operations.

        Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.16 Key Judgments and Estimation Uncertainty

        The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in the consolidated statement of operations when better information is available.

2.16.1 Key Judgments

        In the process of applying KDVS' accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Derivatives

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

        Hardware devices are recognized as equipment in accordance with IAS 16 and amortized over the useful life of three years.

Operating lease cable ducts

        In certain cases KDVS leases space in the cable ducts of Deutsche Telekom AG (DTAG) to house KDVS' network cable. The Group has determined that it retains no significant risks and rewards of ownership of these cable ducts and, therefore, accounts for the leases as operating leases.

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

Capital attributable to the Limited Partners

        The rights of the limited partners to the net assets of the partnership are recorded as liability (under the item "Capital attributable to the Limited Partners"). If the limited partner (KDG) left KDVS, KDVS would not exist in the same way as before. Management expects that KDVS would not continue its business. As in that case no deductible temporary difference would arise KDVS did not recognize any deferred tax assets due to the revalued limited partnership.

2.16.2 Estimation Uncertainty

        The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Derivatives

        The fair values of the derivative financial instruments as of the balance sheet date have been estimated at the net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). The total fair values of the derivative financial instruments amounted to T€4,239, T€5,415 and T€-3,241 as of March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Share-based payments

        As of March 31, 2006 and for periods prior to this, it was management's intention to settle MEP I using the formula price as stated in the respective limited partnership agreement. Effective April 19, 2006 and in connection with the 5th amendment to the limited partnership agreement, the controlling shareholders of Cayman Cable modified the settlement terms of MEP I interests in Cayman Cable Holding L.P to better reflect current market value conditions, changing the settlement formula from an EBITDA formula with fixed multiples to estimated fair value. The change in the fair price estimation resulted in an increase in personnel expenses in the amount of T€1,493 for the fiscal year ended March 31, 2007.

        Based on the 5th amendment to the limited partnership agreement, the fair value measurement for MEP IV interests is based on the same valuation methods as is used for MEP I.

        The measurement of the fair value at grant date with respect to the MEP II and MEP III option plans as well as to the MEP IV Option Program and MEP V is based on the Black-Scholes option pricing model. The main parameters, the expected volatility of the values of the shares, the estimated term of the options and the risk free interest rate on grant date were estimated by the Group.

        The Group recognizes expenses with respect to all MEP plans in an amount of T€3,017, T€4,217 and T€4,483 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Internally Developed Software

        The Group recognized intangible assets developed internally (consisting of software used by the Group) to the extent the criteria of IAS 38 were met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured. For the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively, approximately T€2,528, T€1,048 and T€3,042 of costs for internally developed software were capitalized.

Customer List

        The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the average number of terminations and the term of the average contract life. The book value of the customer list amounted to T€317,813, T€382,387 and T€460,483 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Provision for Pensions

        With respect to the actuarial calculation of the provision for pensions, the Group estimated future salary increases, future pension increases and the discount rate. As of March 31, 2008, March 31, 2007 and March 31, 2006, the provision for pensions amounted to T€25,849, T€21,579 and T€17,959, respectively.

Asset Retirement Obligations

        The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the technical facilities. Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Approximately 93% of KDVS' obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDVS assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be restored after 30 years. The remaining 7% of the asset retirement obligations are divided into accruals for furniture, fixtures and miscellaneous restoration obligations. The asset retirement obligations amounted to T€20,665, T€20,562 and T€19,964 as of March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

2.17 Accounting Standards Recently Issued by the IASB

        The Group applied all IFRSs and IFRIC interpretations issued by the IASB, London, that are effective as of March 31, 2008, and applicable to the Group. The designation IFRS also includes all valid IAS. All interpretations of the IFRIC, formerly the SIC, were also applied.

Accounting Standards recently issued by the IASB and applied by the Group

        In addition to the IFRSs and IFRIC Interpretations already applied by the Group in the fiscal year ending March 31, 2007, it has adopted the following amended IFRS standards and IFRIC interpretation during the year ending March 31, 2008. The following standard did have an effect on the financial statements of the Group:

  IFRS 7 "Financial Instruments: Disclosures"

  This standard results in a fundamental restructuring of the disclosure obligations for financial instruments and combines all disclosure regulations for financial instruments in a new standard. IFRS 7 requires disclosure of information on the importance of financial instruments for the asset and income situation of companies. In addition, it contains new requirements for reporting on risks which are associated with financial instruments. Also associated with the adoption of IFRS 7 is an expansion of IAS 1 "Presentation of Financial Statements". Qualitative information is disclosed on objectives, methods and processes for the management of capital. In addition external minimum capital claims, infringements of these as well as the resulting consequences are disclosed.

        The following interpretation did not have any effect on the financial statements of the Group:

  IFRIC 11 "IFRS 2 Group and Treasury Share Transactions"

  IFRIC 11 was issued in November 2006 and becomes effective for annual periods beginning on or after March 1, 2007. This Interpretation requires arrangements whereby an employee is granted rights to an entity's instruments to be accounted for as an equity settled scheme, even if the entity buys the instruments from another party, or shareholders provide the equity instruments needed.

Accounting Standards recently Issued by the IASB and not yet applied by the Group

        The Group has not applied the following IFRS and IFRIC interpretations that have been issued and have been endorsed by the EU but are not effective as of March 31, 2008:

        In November 2006, the IASB issued IFRS 8 "Operating Segments". The standard requires an entity to report financial and descriptive information about its reportable segments. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. The standard also requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about revenues derived from its products or services, about the countries in which it earns revenues and holds assets, and about major customers. The provisions of IFRS 8 are effective for annual periods beginning on or after January 1, 2009. The Group expects to adopt the amended IFRS 8 beginning April 1, 2009. It is not expected that the adoption of IFRS 8 will have a material impact on the Group's results of operations, financial position or cash flow.

        The Group has not applied the following IFRSs and IFRIC interpretations that have been issued but have not yet been endorsed by the EU and are not effective as of March 31, 2008:

        In September 2007, the IASB issued a revised version of IAS 1 "Presentation of Financial Statements: A Revised Presentation", which has to be applied to annual periods beginning on or after January 1, 2009. Early adoption is not expected. The intention of the revision is to improve the users' ability to analyse and compare the information given in financial statements. IAS 1 requires a Statement of Comprehensive Income and under certain circumstances the presentation of the opening balance sheet of the comparative period. The initial application of the revised IAS 1 will have an effect on the presentation of the consolidated financial statements.

        In March 2007, the IASB issued a revised version of IAS 23 "Borrowing Costs". The revised standard requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of qualifying assets as a part of the costs of that asset. Under this standard an entity does not have to capitalize borrowing costs relating to qualifying assets measured at fair value, or to inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial time to produce. The revised Standard is effective for annual periods beginning on or after January 1, 2009. The Group expects to adopt the amended IAS 23 beginning April 1, 2009. It is not expected that the adoption of amendments will have a material impact on the Group's operations, financial position or cash flow.

        In January 2008, the IASB issued a revised version of IAS 27 "Consolidated and Separate Financial Statements", which has to be applied to annual periods beginning on or after July 1, 2009. Early adoption is not expected. The changes in this Standard relate to the accounting for non-controlling (minority) interest and are not expected to have any effect on the Group's results of operations, financial position or cash flow.

        In February 2008, the IASB published amendments to IAS 32 and IAS 1 "Puttable Financial Instruments and Obligations Arising on Liquidation", which have to be applied to annual periods beginning on or after January 1, 2009. Early adoption is not expected. These amendments require certain financial instruments that represent a residual interest in the net assets of an entity, which would otherwise be classified as financial liabilities, to be classified as equity, if both the financial instrument and the capital structure of the issuing entity meet certain conditions. IAS 1 has been amended to include additional disclosure requirements. The Group currently evaluates the effect of the new standard. The assessment of a possible reclassification to liabilities has not been finalized.

        In January 2008, the IASB published an amendment to IFRS 2 "Share-Based Payment: Vesting Conditions and Cancellations", which has to be applied to annual periods beginning on or after January 1, 2009. Early adoption is not expected. This amendment clarifies the definition of vesting conditions in share-based payments and stipulates that all cancellations of share-based payments should receive identical accounting treatment, regardless of the party responsible for cancellation. The adoption of this revision is not expected to have a material impact on the Group's results of operations, financial position or cash flow.

        In January 2008, the IASB published a revised version of IFRS 3 "Business Combinations", which has to be applied to annual periods beginning on or after July 1, 2009. Early adoption is not expected.

Major changes are: (a) the requirement that the assets acquired, the liabilities assumed, and equity interests be consistently measured at fair value on the acquisition date, (b) All items of consideration transferred by the acquirer are measured and recognised at fair value at the acquisition date, including contingent consideration, (c) transaction costs incurred in an acquisition are recognized in the statement of operations as incurred, (d) the option of measuring any non-controlling interest in the entity at fair value, and (e) new disclosures are required. The changes must be applied prospectively and will affect future acquisitions.

        In November 2006, the IFRIC issued the interpretation IFRIC 12, "Service Concession Agreements". The interpretation addresses how service concession operators should apply existing IFRSs to account for the obligations they assume and rights they receive in service concession arrangements. In one type of such an arrangement, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading a public sector asset. In the other type of such an arrangement, the operator receives an intangible asset, i.e., a right to charge for the use of the public sector asset that it contracts or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent to the extent to which the public uses the service. IFRIC 12 allows for the possibility that both types of arrangements may exist within a single contract. To the extent that the government has given an unconditional guarantee to pay for the construction of the public sector asset, the operator owns a financial asset. To the extent that the operator has to rely on the public using the service in order to obtain payment, the operator owns an intangible asset. IFRIC 12 applies for all annual periods beginning on or after January 1, 2008. The Group expects to adopt IFRIC 12 beginning April 1, 2008. The adoption of this interpretation is not expected to have a material impact on the Group's results of operations, financial position or cash flow.

        In June 2007, the IFRIC issued the interpretation IFRIC 13 "Customer Loyalty Programs", which has to be applied for annual periods beginning on or after July 1, 2008. Early adoption is not expected. The interpretation addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. It is not expected that the adoption of the interpretation will have a material impact on the Group's results of operations, financial position or cash flow.

        The IFRIC issued IFRIC 14 "The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction" in July 2007. The standard is effective for annual periods beginning on or after January 1, 2009. Early adoption is not expected. The interpretation addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS 19 on the measurement of the defined benefit asset or liability. It is not expected that the adoption of the interpretation will have any impact on the Group's results of operations, financial position or cash flow.

        In July 2008, the IFRIC issued the Interpretation IFRIC 15 "Agreements for the Construction of Real Estate" which has to be applied for annual periods beginning on or after January 1, 2009 and is to be applied retrospectively. Early adoption is not expected. IFRIC 15 provides guidance on how to determine whether an arrangement for the construction of real estate is within the scope of IAS 11 "Construction contracts" or IAS 18 "Revenue" and when revenue from the construction should be recognized. It is not expected that the adoption of the interpretation will have any effect on the Group's results of operation, financial position or cash flow.

        In July 2008, the IFRIC issued the Interpretation IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" which has to be applied for annual periods beginning on or after October 1, 2008. Early adoption is not expected. IFRIC 16 clarifies that the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. It is not expected that the adoption of the interpretation will have any effect on the Group's results of operation, financial position or cash flow.

3.     Notes to the Statement of Operations

3.1   Revenues

        Revenues were generated in Germany as follows:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Cable access revenues	867,066	845,562	839,276
TV/Radio revenues	179,802	162,987	137,839
Internet revenues	48,591	24,241	7,008
Phone revenues	72,776	32,299	2,842
TKS revenues	28,635	28,090	25,168

	1,196,870	1,093,179	1,012,133

        Cable access revenues are primarily made up of monthly subscription fees paid for access to our network and the delivery of analog and digital signals to both our direct and indirect subscribers. We also receive one time fees for the installation of a cable television or network connection.

        TV/Radio revenues are primarily generated by subscription fees paid by our customers for the Group's pay TV digital packages, Kabel Digital International, Kabel Digital Basic and Kabel Digital Home. The Group sells its pay TV packages on a subscription basis directly to consumers and indirectly through certain Level 4 operators. Additional revenues are generated by sales of CPE, digital and analog carriage fees and fees for the use of the digital platform.

        Internet revenues are primarily comprised of monthly subscription fees for internet services and, to a much lesser extent, revenues from one time installation fees and the sale of CPE.

        Phone revenues are primarily comprised of monthly subscription fees and variable fees based on usage and, to a much lesser extent, revenues from one time installation fees and the sale of CPE.

        TKS revenues primarily relate to revenues generated by TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (TKS) for providing cable television, Internet & Phone services to the NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (DTAG) who prefer English language bills. Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases such as prepaid mobile phones, cash cards, and telecommunication related products and services.

3.2   Cost of Services Rendered

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
Cost of materials and services	313,976	288,120	257,357
thereof service level agreements	164,992	168,506	169,715
Personnel expenses	44,171	63,018	53,449
Depreciation and amortization	154,676	133,123	117,428
thereof intangible assets	4,943	4,976	4,342
thereof tangible assets	149,733	128,147	113,086
Other cost and expenses	75,638	82,829	61,821

Total Cost of Service Rendered	588,461	567,090	490,055

        Cost of services rendered include primarily costs of materials and services, including charges related to service level agreements for services provided by DTAG as well as personnel expenses, depreciation and amortization and other cost and expenses. These other costs and expenses are primarily comprised of copyright expenses, IT support and other miscellaneous expense. In the fiscal year ended March 31, 2007, personnel expenses included accrued expenses for restructuring in the amount of T€11,639.

3.3     Other Operating Income

        Other operating income amounts to T€13,118, T€14,354 and T€12,298, respectively, for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, and primarily consists of administrative fees charged to customers who do not pay their subscription fee by direct debit amounting to T€3,024, T€3,348 and T€3,103, respectively, for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, and insurance recoveries related to damaged property, marketing subsidies and other income amounting to T€3,502, T€3,897 and T€3,195 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

3.4   Selling Expenses

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
Cost of materials and services	26,080	27,139	19,418
thereof digital boxes sold	12,619	9,587	3,109
Personnel expenses	71,445	70,526	65,055
Depreciation and amortization	115,478	95,983	88,155
thereof intangible assets	104,525	92,783	86,631
thereof tangible assets	10,953	3,200	1,524
Other cost and expenses	139,833	125,015	98,914

Total Selling Expenses	352,836	318,663	271,542

        Selling expenses primarily consist of costs of materials and services, personnel expenses for sales and marketing employees, depreciation and amortization expense primarily relating to the customer list and other cost and expenses including marketing and advertising expenses, sales commissions and other miscellaneous expenses.

3.5   General and Administrative Expenses

	Fiscal Year Ended March, 31
	2008	2007	2006
	(in T€)
Personnel expenses	22,178	19,116	16,262
Depreciation and amortization	23,136	16,313	14,771
thereof intangible assets	19,286	12,946	11,763
thereof tangible assets	3,850	3,367	3,008
Other cost and expenses	58,761	64,027	56,063

Total General and Administrativ Expense	104,075	99,456	87,096

        General and administrative expenses which are related to headquarter functions primarily include personnel expenses related to headquarter personnel, depreciation and amortization for IT and standard software licenses and other cost and expenses including external consulting expense IT-support and other miscellaneous expenses.

3.6   Personnel Expenses

        Personnel expenses are comprised of the following:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar.31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Wages and salaries	112,646	124,969	107,813
Social security	25,148	27,691	26,451

	137,794	152,660	134,264

        Included in wages and salaries:

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
MEP	3,017	4,217	4,483
thereof cost of services rendered	797	295	91
thereof selling expense	1,687	2,743	1,343
thereof general and administrative expenses	533	1,179	3,049
Restructuring	2,593	14,381	6,205
thereof cost of services rendered	2,383	11,639	4,193
thereof selling expense	5	987	2,012
thereof general and administrative expenses	205	1,755	0

        For further information regarding restructuring plans see Section 4.13.

        Included in social security:

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
Personnel expenses related to defined benefit pension plan	3,096	2,734	1,665
thereof cost of services rendered	1,120	1,030	961
thereof selling expense	1,499	1,368	284
thereof general and administrative expenses	477	336	420

        During the years ended March 31, 2008, March 31, 2007 and March 31, 2006, an average of 2,488, 2,585 and 2,400, respectively, people were employed.

3.7   Interest Expense and Income

Interest Expenses

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
Interest Expenses on financial instruments that are not at fair value through profit or loss
Senior Credit Facility	81,645	65,670	62,305
Amortization of Capitalized Finance Fees	4,995	6,869	66,489
Transaction Costs for Bridge Facility	0	0	7,523
Finance Lease	2,873	2,675	2,657
Other	579	1,081	0
Interest Expenses/Income on financial instruments at fair value through profit or loss	(3,122)	(5,718)	(6,900)
Interest expense on provisions and non-financial liabilities
Pensions	1,242	1,064	902
Asset Retirement Obligations	999	888	723
Other	698	981	0

Total Interest Expenses	89,909	73,510	133,699

        Interest expense includes interest accrued on bank loans, amortization of financing fees, interest on finance leases and other.

        Interest expenses on financial instruments at fair value through profit or loss includes net interest payments to the counterparties of interest rate swaps and caps as well as effects from fair value measurement of such financial instruments. Included in interest expenses for the fiscal year ended March 31, 2006 is a positive adjustment related to a retroactive de-designation of the Group's hedge relationship.

        (See the definition of all terms above in Section 4.11 and 5.4).

Interest Income

        Interest income for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006 amounts to T€1,944, T€2,875 and T€3,867, respectively, and primarily relates to cash pooling. Of the total interest income, amounts of T€2, T€3 and T€0 relate to non-financial assets and liabilities mainly in connection with tax issues. In April 2004 the cash pooling was transferred to KDVS. As a result, all of KDVS' cash receipts were remitted to KDG and all cash disbursements were funded by KDG.

3.8   Expense/Income due to Changes in Capital attributable to the Limited Partners

        The expense of T€302,900 (prior year: expense of T€462,600; period ended March 31, 2006: T€80,000) is based on changes in the fair value of the liability for "Capital attributable to the Limited Partners".

3.9   Taxes on Income

        Major components of income tax expense for the years ended March 31, 2008, March 31, 2007 and March 31, 2006 are:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar.31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Consolidated statement of operations
Current income tax
Current income tax charge	1,985	2,907	2,701
Prior year income tax charge/release	(399)	(469)	(194)
Deferred income tax
Relating to origination and reversal of temporary differences	(1,867)	16,913	8,811

Income tax expense (+)/income (-) reported in consolidated statement of operations	(281)	19,351	11,318

        No deferred taxes were recorded in equity in the period under review.

        As a result of the 2008 corporate tax reform, the combined income tax rate will be 29,79% from 2008. Subsidiaries of the KDVS group are corporations which are subject to corporate income tax and trade tax. The combined tax rate for these corporations is 29.79% which deviates from the expected tax rate of KDVS group.

        A reconciliation of income taxes for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, determined using a combined statutory rate of 13.96% for corporate and trade tax to actual income tax expense as recorded on the statement of operations, is as follows:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Profit (+)/loss (-) before income tax	(230,104)	(410,687)	(33,775)
Notional tax income at KDVS' s statutory income tax rate of 13.96% (2007 and 2006: 17.4%)	(32,123)	(71,460)	(5,877)
Adjustments in respect of current income tax of previous years	(399)	(469)	(194)
Unrecognized tax losses/gains	(1,337)	3,053	(70)
Non-deductible expenses	53,102	92,884	25,749
Tax-free income portions	(5)	(12)	0
Special business expenses	(6,631)	(8,404)	(8,268)
Corporate income tax of subsidiary	394	3,670	372
Tax-rate changes	(12,934)
Other	(348)	(198)	(398)

Income tax benefit (-)/expense (+) according to the statement of operations	(281)	19,351	11,318

        In the reporting year, the effects of the 2008 coporate income tax reform in Germany led to an one-time deferred tax income. The anticipated tax rate of 13.96% (2007: 17.4%) is based only on the trade tax rate of 13.96%.

        The special business expense includes expenses and income, respectively, of the partners which are subject to taxation at the level of the partnership.

Deferred income taxes

        Deferred income taxes at March 31, 2008, March 31, 2007 and March 31, 2006 relate to the following:

	Consolidated balance sheet			Consolidated statement of operations
	2008	2007	2006	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€	T€	T€	T€
Deferred income tax liabilties
Debt issuance cost	4,145	4,593	685	(448)	3,908	(10,976)
Fair value adjustments customer list	7,960	12,478	14,486	(4,719)	(3,385)	(1,228)
Accelerated depreciation for tax
purposes	44,223	42,195	25,674	2,028	16,521	19,146
Asset Retirement Obligation	3,107	4,033	2,229	(926)	1,804	(461)
Fair value adjustments fixed assets	0	778	1,998	(778)	(1,220)	116
Intangible assets	2,302	3,140	3,725	(838)	(585)	238
Revenue Recognition	6,052	3,791	0	2,261	3,791	0
Finance lease contracts	0	0	39	0	(39)	(43)
Hedges	604	942	0	(338)	942	0
Other	34	38	0	(4)	38	0

Gross deferred income tax liabilities	68,427	71,988	48,836

Offsetting with deferred tax assets	(12,649)	(14,716)	(9,823)

Net deferred income tax liability	55,778	57,272	39,013

Deferred income tax
Hedges	0	0	394	0	394	3,204
Receivables	4,681	7,560	5,401	2,879	(2,159)	(1,679)
Tangible assets	261	0	0	(261)	0	0
Other accruals	858	81	1,015	(777)	934	(508)
Pension	810	685	1,039	(125)	354	(438)
Finance Lease contracts	1,170	1,319	1,080	149	(239)	(298)
Tax loss carryforwards	5,406	5,436	1,290	30	(4,146)	1,738

Gross deferred income tax assets	13,186	15,081	10,219

Offsetting with deferred tax liabilities	(12,649)	(14,716)	(9,823)

Net deferred income tax asset	537	365	396

Deferred income tax charge				(1,867)	16,913	8,811

        As of March 31, 2008, deferred tax assets on corporate income tax loss carryforwards of KDVS in the amount of T€1,561 (prior year T€0; period ending March 31, 2006: T€1,106) and trade tax loss carryforwards of KDVS in the amount of T€36,953 (prior year: T€42,434; period ending March 31, 2006: T€6,029) were recognized. Pursuant to IAS 12, the Group has assessed that the deferred tax assets for these tax loss carryforwards are probable to be realized under consideration of the German minimum taxation rules. The tax loss carryforwards do not expire under current law.

        Deferred tax assets on further corporate income tax loss carryforwards of KDVS in an amount of approximately T€1,041 (prior year: T€0; prior year ending March 31,2006: T€6,509) and trade tax loss carry forwards of KDVS in the amount of T€24,635 (prior year: T€28,289; prior year ending March 31, 2006: T€9,792) have not been recognized due to uncertain recoverability.

Liabilities due to Income Taxes

        The liabilities due to Income Taxes of T€12,960 (prior year: T€14,157; period ending March 31, 2006: T€18,705) in the balance sheet relate to corporate and trade tax.

4.     Notes to the Balance Sheet

4.1   Cash and Cash Equivalents

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Cash at banks	15,422	54,108	173,449
Short-term deposits	0	0	49,621

        Cash and cash equivalents are primarily comprised of cash bank balances and money market funds.

4.2   Receivables

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Gross Trade receivables	214,858	160,434	160,583
Bad debt allowance	(84,328)	(59,276)	(39,794)

Trade Receivables	130,530	101,158	120,789

Receivables from Affiliates	0	256	38
Receivables from Associates	0	0	0
Receivables from Shareholders	0	0	288,371

	0	256	288,409

	Balance at Beginning of Period	Provision for Bad Debt	Deduction/Write-Offs and other Charges	Balance at End of Period
	T€	T€	T€	T€
Fiscal year ended March 31, 2008
Allowance for doubtful accounts	(59,276)	(39,324)	14,272	(84,328)

Fiscal year ended March 31, 2007
Allowance for doubtful accounts	(39,794)	(25,014)	5,532	(59,276)

Fiscal year ended March 31, 2006
Allowance for doubtful accounts	(48,356)	(6,691)	15,253	(39,794)

        As of March 31, the analyses of trade receivables that were past due but not impaired were as follows:

		Carrying amount past due but not impaired at the reporting date
	Not past due	less than 30 days	31-60 days	61-90 days	more than 90 days	Total
	(in T€)
March 31, 2008	47,872	47,173	8,033	5,444	22,008	82,658
March 31, 2007	34,208	28,398	19,556	12,326	6,670	66,950

        Receivables with an invoice amount of T€50,739, T€14,937 and T€10,999 excluding VAT at March 31, 2008, March 31, 2007 and March 31, 2006, respectively, were individually determined to be impaired and were written off by 100%.

        Accounts receivable past due but not impaired are expected to ultimately be collected.

        Also no indications of defaults are recognizable for accounts receivable that are neither past due nor impaired.

        All receivables were pledged as security in accordance with the Senior Credit Facility Agreement (see 4.11 Financial Liabilities) at March 31, 2008, March 31, 2007 and March 31, 2006.

4.3   Inventories

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Raw materials, consumables and supplies	6,138	2,949	2,409
Work in process	74	0	71
Finished goods and merchandise	19,989	21,316	10,973
thereof carried at net realizable value	1,293	1,723	682

	26,201	24,265	13,453

        Due to an increase in number of customers and therefore an increase in demand of digital cable access, inventory of finished goods has been reduced. These are capitalized in fixed assets. The total amount of inventories recognized as an expense amount to T€20,580, T€26,020 and T€28,863 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively. Expenses for inventory allowances related to obsolete inventory were approximately T€69, T€258 and T€1,009, respectively. Inventories in an amount of T€7,238, T€6,373 and T€3,829 were pledged in accordance with the Senior Credit Facility Agreement (see 4.11 Financial Liabilities) at March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

4.4   Receivables from Tax Authorities

        Receivables from tax authorities relate to corporate income tax, trade tax and solidarity tax contributions and amounted to T€2,336, T€751 and T€236 as of March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

4.5   Other Current Assets and Prepaid Expenses

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Withholding tax	0	0	1,651
Creditors with debit balances	1,649	1,713	912
Deposits	1,623	891	586
Security withheld	357	357	357
VAT refund claims	529	3,581	0
Payments in advance	1,041	0	0
Miscellaneous other receivables	663	724	5,683
Current prepaid expenses:
Deferred Costs for Equipment Located at customer locations	6,571	9,915	8,342
Insurance	205	649	788
Other	11,445	7,699	7,423

	24,083	25,529	25,742

        As of March 31, 2008, other current prepaid expenses primarily consisted of prepaid cost for transaction, interest, fees and contributions, Broadband fee and prepaid expenses for maintenance.

4.6   Intangible Assets

Software and Licenses and other Contractual and Legal Rights

        Software and licenses primarily consist of software licenses for standard business software and costs related to the customer care and billing system. The software is being amortized on a straight-line basis over three to six years through October 2010.

        Beginning April 1, 2006, the Group modified the conditions related to the minimum duration of customer contracts. Due to this modification, the Group began to capitalize the related sales commissions of its sales agents and the costs of call center representatives based on future contractual revenue streams. The amortization period of these amounts is 8.5 years for cable access contracts, which is based on the estimated average life of an access customer relationship, and 12 or 24 months for pay TV and Internet & Phone contracts which is based on the fixed term period of those customer contracts. Amortization is calculated based on the straight-line method. For the fiscal years ended March 31, 2008 and March 31, 2007, sales commissions in an amount of T€28,091 and T€17,384, respectively, were capitalized in software and licences and other contractual and legal rights. The amortization of sales commissions was T€13,507 and T€4,806 for the fiscal years ended March 31, 2008 and March 31, 2007, respectively.

Internally Developed Software

        For the years ended March 31, 2008, March 31, 2007 and March 31, 2006, approximately T€2,528, T€1,048 and T€3,042, respectively, of costs for internally developed software were capitalized. For the fiscal year ended March 31, 2008, costs for internally developed software comprised of T€795 for internally developed software and T€1,733 for prepayments for internally developed software. These amounts relate to costs incurred in the further development of group-specific software applications, particularly for its customer care and billing systems (CCB), Smile BK and digital pay TV. The software of CCB is being amortized over a period of 6 years, the software of Smile BK and digital pay are being amortized over a period of 4 years. The remaining useful life of all internally developed software is between 0.5-3.5 years.

Customer List

        For the years ended March 31, 2008, March 31, 2007 and March 31, 2006 the Group recorded additions in the customer list of T€20,936, T€5,713 and T€6,178, respectively. The remaining useful life of the customer list is between 3.5 - 8.5 years.

        For further information relating to intangible assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

4.7   Property and Equipment

Asset Retirement Obligation

        In many cases KDVS leases space in the cable ducts of DTAG to house KDVS` cable network. Related to these leases, KDVS is subject to contractual asset retirement obligations. The costs were estimated at T€17,477 and were capitalized as of April 1, 2003. Further additions related to new asset retirement obligations in an amount of T€723 were recognized as of March 31, 2008. Depreciation is charged over the normal useful life of the respective assets which resulted in a depreciation expense of T€1,398, T€1,509 and T€1,260 for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

        Due to a change in estimate with respect to the interest rate as of March 31, 2008 and March 31, 2007, the capitalized costs were reduced by an amount of T€2,308 and T€1,182, respectively.

Operating Lease for CPE

        To get connection to internet and phone services as well as to receive digital pay TV, the Group leases the necessary equipment to the customers. These leases for which the Group is the lessor, are classified as operating leases. Therefore, the Group capitalizes the CPE as fixed assets based on acquisition cost and the cost of removing the asset at the end of the lease. Over the useful life of 3 years the assets are depreciated using the straight-line method. In the Fixed Asset Schedule CPE is presented as part of technical equipment. For the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, the net book value of CPE amounted to T€22,468, T€4,352 and T€0, respectively.

Finance Lease

        As of March 31, 2008, the Group leased certain transponders under finance leases through 2012. As of March 31, 2008, March 31, 2007 and March 31, 2006, the net book value of the capitalized transponders totaled T€33,136, T€38,449 and T€28,802, respectively. During the fiscal year ended March 31, 2008, March 31, 2007 and March 31, 2006, KDVS recorded depreciation expense of T€7,759, T€5,664 and T€4,735, respectively. The Group also recorded interest expense related to these finance leases of T€2,853, T€2,504 and T€2,473 for the fiscal year ended March 31, 2008, 2007 and 2006, and paid T€7,197, T€5,145 and T€3,973, to reduce the financial liability, respectively.

        There is an option to extend the contract duration related to the lease of certain transponders by another five year period by mutual agreement of the parties, which must be reached at least six months before the expiry of the first five year period.

        Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2008		2007		2006
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	T€	T€	T€	T€	T€	T€
Within one year	10,645	8,228	10,008	7,184	7,083	4,740
After one year but not more than five years	32,113	28,836	39,481	34,141	25,843	20,635
After five years	0	0	536	534	6,982	6,693

Total minimum lease payments	42,758	37,064	50,025	41,859	39,908	32,068

Less amounts representing finance charges	5,694		8,166		7,840

Present value of minimum lease payments	37,064		41,859		32,068

        For further information relating to property and equipment, reference is made to the fixed asset registers in Appendix 1, Appendix 2 and Appendix 3.

4.8   Equity Investments in Associates

        The carrying value of equity investments in associates is increased by the Group's share of income and reduced by dividends received. Net deductions to associates amounted to T€298, T€227 and T€236, for the years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively, and reflect KDVS' share of income recorded by associates in the amount of T€-142, T€-40 and T€-28, and the receipt of dividends in the amount of T€156, T€187 and T€208, respectively. The fiscal year of all associates is the period from January 1 to December 31.

Associates' accumulated balance sheets	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	T€	T€	T€
Assets	9,386	8,671	8,296
Liabilities	6,736	6,103	6,228

Associates' accumulated revenue and profit	Jan. 1- Dec. 31, 2007	Jan. 1- Dec. 31, 2006	Jan. 1- Dec. 31, 2005
	T€	T€	T€
Revenue	10,377	9,764	9,406
Profit	733	651	780

        For further information relating to financial assets, reference is made to the fixed asset registers in Appendix 1, Appendix 2 and Appendix 3.

4.9   Other Current Liabilities

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Liabilities for personnel expenses	26,410	23,795	24,684
Value added and employment taxes	8,038	7,397	10,138
Finance leases	8,228	7,184	4,740
Liabilities for other taxes	0	724	3,069
Debtors with credit balances	818	7,882	2,831
Miscellaneous other Liabilities	4,545	3,651	12,708

	48,039	50,633	58,170

4.10 Deferred Income

        Deferred income primarily consists of customer prepayments on a quarterly, semi-annual or annual basis.

4.11 Financial Liabilities (current and non-current)

Current financial liabilities

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Accrued interest related to
Senior Credit Facility	6,311	17,335	76,928
Senior Add-on Facility	1,264	0	0
Other	1,133	777	195

Current financial liabilities	8,708	18,112	77,123

        As of March 31, 2006, current financial liabilities included the current repayment obligation of the Senior Credit Facility amounting to T€76,928, thereof T€75,704 related to the refinancing and T€1,224 related to accrued interest.

Non-current financial liabilities

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Financial Liabilities
Senior Credit Facility	1,191,404	1,127,436	1,147,822
Swap (see note 5.4)	0	0	3,844

	1,191,404	1,127,436	1,151,666

Senior Credit Facility

        The Senior Credit Facility developed as follows:

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Amount payable Tranche A	1,150,000	1,150,000	1,225,848
Amount payable Tranche B	60,000	0	0
Financing and transaction costs, Tranche A	(25,932)	(25,932)	(85,733)
Accretion of Tranche A	7,336	3,368	83,411

	1,191,404	1,127,436	1,223,526

Thereof current	0	0	75,704
Thereof non-current	1,191,404	1,127,436	1,147,822

        On May 12, 2006, KDVS entered into a Senior Credit Facility agreement. This agreement was comprised of two facilities, a T€1,150,000 term loan facility (Tranche A) and a T€200,000 revolving credit facility (Tranche B). Tranche A and Tranche B mature on March 31, 2012 (together the Senior Credit Facility). On July 19, 2007 the Group amended its Senior Credit Facility and increased Tranche B to T€325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS) and a first pledge on 100% of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. The carrying amount of KDVS' shares amounts to T€3,278,200. Since the closing date, Tranche A (T€1,150,000) has been fully drawn.

        Tranche B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of March 31, 2008, T€60,000 was outstanding under Tranche B.

        The financing and transaction costs related to Tranche B are shown under non-current prepaid expenses in the amount of T€3,679 and under current prepaid expenses in the amount of T€767.

        Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

        The margin on the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percentage per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

        As of March 31, 2008 the ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA amounted to 2.61:1. Therefore, the applicable margin was 1.75% as of March 31, 2008. KDVS pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B.

        The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement
EBITDA to Net Interest	1.75x–3.00x
Senior Net Debt to EBITDA	4.00x–2.00x

        As of March 31, 2008 the ratio of EBITDA to Net Interest amounted to 2.81. The ratio of Senior Net Debt to EBITDA amounted to 2.61.

        Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts, (iii) the sale of shares on the public market (if consolidated senior total net borrowings to consolidated EBITDA is greater than or equal 2:1).

        At March 31, 2008, T€1,150,000 was outstanding under Tranche A at an interest rate of approximately 6.14%. At March 31, 2008, T€60,000 was outstanding under Tranche B at an interest rate of approximately 6.1127%. The Group entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks, although these are not accounted for as hedges.

Senior Add-on Facility

        On October 22, 2007 KDVS signed a T€650,000 Senior Add-on Facility or the Tranche C, restricted for usage in acquisitions which ranks pari-passu with the existing T€1,150,000 Senior Credit Facility.

        The Senior Add-on Facility matures in March 2013 and carries a coupon of EURIBOR + 325bps. The Tranche C can be cancelled in part or completely at any time. The Facility has the same financial covenants as the existing Term Loan Facility.

        As of March 31, 2008, Tranche C is unfunded. Since January 22, 2008, KDVS has paid an annual commitment fee of 1% on the undrawn commitment under Tranche C.

        The financing and transaction costs related to Tranche C are shown under non-current prepaid expenses in the amount of T€6,647.

4.12 Provisions for Pension

        The following tables summarize the components of net benefit expense recognized in the statement of operations and the funded status and amounts recognized in the balance sheet for the respective plans:

Net benefit expenses recognized in the consolidated statement of operations

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Current service cost	2,956	2,578	1,663
Interest expense	1,242	1,064	902
Net actuarial losses	124	233	2
Plan disbursements	16	(77)	0
Other	0	0	0

Net benefit expense	4,338	3,798	2,567

        The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

        The recognized expense is allocated to the following items of the statement of operations:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Cost of services rendered	1,120	1,030	961
Selling expenses	1,499	1,368	284
General and administrative expenses	477	336	420
Interest expense	1,242	1,064	902

	4,338	3,798	2,567

Benefit Liability

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Defined benefit obligation	25,596	25,931	23,675
Unrecognized actuarial (gains) losses	253	(4,352)	(5,716)

Benefit liability	25,849	21,579	17,959

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

Changes in the present value of the defined benefit obligation are as follows:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	T€	T€	T€
Defined Benefit Obligation at April 1	25,931	23,675	17,199
Current Service Cost	2,956	2,578	1,663
Interest Cost	1,242	1,064	902
Actual Benefit Payments	(81)	(39)	(113)
Acquisition/Business Combination	30	(217)	(287)
Actuarial (Gains)/Losses	(4,482)	(1,130)	4,311

Defined Benefit Obligation at March 31	25,596	25,931	23,675

        The principal assumptions used in determining pension benefit obligations for the Group plans are shown below:

Underlying actuarial assumptions:

	Apr. 1, 2007- Mar. 31, 2008	Apr. 1, 2006- Mar. 31, 2007	Apr. 1, 2005- Mar. 31, 2006
	%	%	%
Discount rate as of March 31	5.65	4.80	4.50
Future salary increases	3.25	2.75	2.75–3.50
Future pension increases	1.00–1.50	1.00–1.50	1.00–1.50
Staff turnover	4.50	5.00	5.00

Amounts for the current and previous four periods are as follows:

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
	T€	T€	T€	T€	T€
Defined benefit obligation	25,596	25,931	23,675	17,199	18,567
Plan assets	0	0	0	0	0
(Deficit)/surplus	25,596	25,931	23,675	17,199	18,567
Experience adjustments on plan liabilities	(715)	277	0	0	0

4.13 Other Provisions (current and non-current)

	Balance as of April 1, 2007	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2008
	T€	T€	T€	T€	T€	T€
Anniversary payments	224	(56)	0	14	0	182
Asset retirement obligations	21,020	(330)	(32)	1,686	(258)	22,086
Restructuring	14,636	(12,328)	(1,465)	1,305	0	2,148
Legal fees and litigation costs	1,750	0	0	151	0	1,901
Other	1,668	(674)	(52)	593	0	1,535

Total provisions	39,298	(13,388)	(1,549)	3,749	(258)	27,582

        Other provisions can be segregated into current obligations (T€5,584) and non-current obligations (T€22,268).

        Restructuring provisions are shown as adjusted by additions that were utilized or reversed within the same year.

	Balance as of April 1, 2006	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2007
	T€	T€	T€	T€	T€	T€
Anniversary payments	246	(25)	0	3	0	224
Asset retirement obligations	19,964	(41)	0	1,391	(294)	21,020
Restructuring	6,393	(6,059)	0	14,302	0	14,636
Legal fees and litigation costs	1,807	(35)	(436)	414	0	1,750
Other	994	0	(100)	774	0	1,668

Total provisions	29,404	(6,160)	(536)	16,884	(294)	39,298

        Other provisions can be segregated into current obligations (T€18,054) and non-current obligations (T€21,244).

        Due to a change in estimate with respect to the interest rate as of March 31, 2007, the reduction in interest of T€294 related to asset retirement obligations consists of T€1,182 for the change in estimate and T€888 for the accretion in interest which is considered in interest expense.

	Balance as of April 1, 2005	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2006
	T€	T€	T€	T€	T€	T€
Anniversary payments	247	(24)	0	23	0	246
Asset retirement obligations	18,041	(929)	0	2,129	723	19,964
Restructuring	1,874	(605)	(1,081)	6,205	0	6,393
Legal fees and litigation costs	1,557	(80)	0	330	0	1,807
Other	3,413	(4,504)	0	2,085	0	994

Total provisions	25,132	(6,142)	(1,081)	10,772	723	29,404

        Other provisions can be segregated into current obligations (T€9,194) and non-current obligations (T€20,120).

Provisions for restructuring

        The following development of restructuring provisions includes effects that were utilized or reversed within the same year.

        At the end of fiscal year ended March 31, 2006, KDVS announced a restructuring plan affecting the regional technical departments, the central marketing department and the sales department. As of March 31, 2007, T€2,455 remained as a restructuring provision of which T€2,165 was utilized and T€54 were reversed during the fiscal year ended March 31, 2008. Based on the final negotiations related to this restructuring, the restructuring accrual increased by T€202 and personnel expense in the same amount was recorded. As of March 31, 2008 the restructuring provision amounted to T€438.

        Additional restructuring plans for the centralization of the regional IT-departments from various regions to Unterföhring, the outsourcing of parts of the IT-department and the reorganization of the regional technical departments were announced by KDBS. The provision for restructuring amounted to T€1,735 as of March 31, 2007. At the end of fiscal year March 31, 2008, the total provision amounted to T€1,292 due to a utilization of T€648, a reversal of T€860 and additional accruals of T€1,065. Amounts recorded were accrued as personnel expenses.

        As of March 31, 2007, KDVS announced an additional restructuring plan relating to the regional technical departments. As of March 31, 2007 T€10,412 remained as a restructuring provision. In the fiscal year ended March 31, 2008 the provision increased by T€1,598 due to the finalization of the negotiations related to this restructuring which was recorded as personnel expense. Furthermore an amount of T€10,941 was utilized and an amount of T€651 was reversed during the fiscal year ended March 31, 2008. As of March 31, 2008 T€418 remained as a restructuring provision.

Provisions for asset retirement obligation

        All asset retirement obligation calculations utilize an inflation rate of 2.01% (20-year-OECD-average) and a risk-free interest refinancing rate of 5.65% (prior period: 4.8% and for the period ended March 31, 2006: 4.5%). The obligation is accreted to the expected payment amount using the effective interest method.

        Approximately 93% of KDG's obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDG assumes that 30% of the technical equipment will be replaced by other technologies after 15 years. The remaining 70% of the technical equipment is expected to be replaced after 30 years.

        The remaining 7% of the asset retirement obligations are divided into accruals for furniture and fixtures and miscellaneous restoration obligations.

        A change in estimate with respect to the interest rate as of March 31, 2008 resulted in a decrease of the provision amounting to T€2,308. Further additions for new asset retirement obligations recognized as of March 31, 2008 increased the provision by T€723.

Other

        Provisions for other primarily include provisions for obligations due to onerous contracts and premature cancellation of contracts.

4.14 Other Non-Current Liabilities

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Finance leases	28,836	34,675	27,328
Liabilities related to share-based payments (MEP)	7,236	1,819	754

	36,072	36,494	28,082

4.15 Capital attributable to the Limited Partners

        The rights of limited partners regarding repayment of the capital contribution to KDVS are reported in the IFRS consolidated financial statements of KDVS as liabilities under the item "Capital attributable to the Limited Partners".

4.16 Equity

        Kabel Deutschland Verwaltungs GmbH (KDG Verwaltung) is the general partner of KDVS. KDG Verwaltung is fully owned by KDG.

        KDG as the limited partner of KDVS owns a capital share of T€3. The second limited partner, Kabel Deutschland Vertrieb and Service Beteiligungs GmbH & Co KG (KDVS Beteiligung), has no shares and is liable with an amount of T€1.

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

        On March 25, 2004, LuxCo contributed its loan receivable of T€140,097 from KDVS to the capital reserve of KDG. On March 26, 2004, in a second step, KDG contributed this partner's loan to the capital account of KDVS.

        On July 2, 2004, KDG made a capital contribution of T€475,000 to KDVS. On November 19, 2004, KDVS' limited partner KDG withdrew capital of T€475,000.

        In connection of the transfer of four KDG- sub-divisions to KDVS the difference between the underlying assets and liabilities (T€4,361) and the increase in Limited Partnership Capital (T€1) increased the capital reserve by T€4,360.

        For the years ended March 31, 2008, March 31, 2007 and March 31, 2006, other additions relate to share-based payments of T€656, T€3,151 and T€7,938, respectively resulting from the repurchase of interests granted under the Group's interest programs and the repurchase of interests granted by the Group for exercised options the Group's option programs. Additionally, due to interests granted under the MEP IV interest program, the capital reserve decreased by T€3,469 as of March 31, 2008 (prior year: T€0, for the fiscal year ended March 31, 2006: T€0).

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

Accumulated loss

        For the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, the net loss was T€229,822, T€430,038 and T€45,015, respectively.

        Included in this amount are loans granted to Cayman Cable Holding L.P. in its capacity as parent of the group in the amount of T€13,504 as of March 31, 2008 repayable on March 2016. The granted loans are classified as transactions with parents and therefore included in Equity.

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

        The financial obligations as of March 31, 2008, March 31, 2007 and March 31, 2006 include the obligations arising due to the earliest possible termination date of KDVS and are as follows:

			March 31, 2008 Due				March 31, 2007 Due
Type of liability		Due up to 1 year	between 1 and 5 years	more than 5 years	Total	Due up to 1 year	between 1 and 5 years	more than 5 years	Total
		(in T€)
1.	Agreements with DTAG and subsidiaries	237,391	310,822	85,845	634,058	208,897	291,054	31,897	531,848
2.	License, rental and operating lease commitments	29,265	60,806	5,472	95,543	36,455	64,471	13,233	114,159
3.	Other	603,969	8,286	1,701	613,956	28,921	18,092	1,922	48,935

Total		870,625	379,914	93,018	1,343,557	274,273	373,617	47,052	694,942

		March 31, 2006 Due
	Due up to 1 year	between 1 and 5 years	more than 5 years	Total
	(in T€)
1. Agreements with DTAG and subsidiaries	206,385	271,138	24,591	502,114
2. License, rental and operating lease commitments	58,679	66,660	20,835	146,174
3. Other	21,350	45,234	2,293	68,877

Total	286,414	383,032	47,719	717,165

        The lease payments for cable ducts are T€103,492, T€103,450 and T€103,928 for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively. While the Group has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 - 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for 15 years, when the Group believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be cancelled at the option of DTAG. As of March 31, 2008, 2007 and 2006 the total financial obligations for cable ducts amounted to T€2,116,935, T€2,220,200 and T€2,323,465, respectively.

        In the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, KDVS had leasing expenses amounting to T€167,890, T€176,058 and T€173,783, respectively.

        The increase of other financial obligations in the fiscal year ended March 31, 2008 related to the purchase agreement with Orion Cable signed during the fiscal year. The Group refers to Section 5.7.

Contingencies

        On December 16, 2003, KDVS received notice from Arbeitsgemeinschaft Kabel (ARGE Kabel), a copyright collection agency representing three collecting societies (GVL, VG Wort, VG Bild-Kunst), which indicated that the Group could owe up to approximately T€3,000. This represents 40% of the amount paid to VG Media for copyright fees for the fiscal year ended December 31, 2003. The Group believes these fees should be paid by GEMA and VG Media as a condition to certain agreements between these two collecting societies and the Group. Therefore the Group has refused to make the payment. In September 2007, the Munich Regional Court dismissed the claim. However, ARGE Kabel filed its appeal with the Munich Higher Regional Court. The proceedings in the second instance are still pending but Management believes the lower court ruling will be confirmed.

General Risks

        In the course of its business activities, the Group faces general economic risks due to relationships with customers, suppliers and employees. In addition, general risks exist regarding obligations under legal and tax authorities. Currently there are no proceedings related to these risks.

5.2   Related Parties

        In accordance with IAS 24, persons or companies which are in control of or controlled by KDVS must be disclosed, unless they are already included as consolidated companies in KDVS' consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in KDVS or, by virtue of an agreement, has the power to control the financial and operating policies of KDVS' management.

        The disclosure requirements under IAS 24 also extend to transactions with associated companies as well as transactions with persons who have significant influence on KDVS' financial and operating policies, including close family members and intermediate entities. Significant influence is deemed to be exerted by persons holding an interest in KDVS of 20% or more, a seat on the management board or the supervisory board, or other key management positions.

        The transactions of KDVS with associated companies are all attributable to the ordinary activities of these respective entities.

        The parent companies of KDVS are:

  —
  Kabel Deutschland Verwaltungs GmbH (general partner)

  —
  Kabel Deutschland GmbH (limited partner)

        The parent company of KDG GmbH is KDGHoldCo. The latter company is wholly owned by LuxCo which in turn is wholly owned by Cayman Cable. Cayman Cable is owned by Providence Equity Partners, the ultimate parent.

Related Party Transactions

        KDVS conducted the following transactions with related parties in the years ended March 31, 2008, 2007 and 2006 (in T€).

	Cayman Cable			Cable Holding S.à.r.l.			Kabel Holding GmbH
	2007/ 2008	2006/ 2007	2005/ 2006	2007/ 2008	2006/ 2007	2005/ 2006	2007/ 2008	2006/ 2007	2005/ 2006
Goods and services sold	0	0	0	0	0	0	0	0	0
Goods and services purchased	0	(253)	0	0	0	0	0	0	0
Interest income	0	0	0	0	0	0	0	98	0
Interest expense	0	0	0	0	0	0	0	0	0
Receivables	0	253	0	0	0	0	0	0	0
Liabilities	0	0	0	0	0	0	0	0	0

	Kabel Deutschland GmbH			KABELCOM Braunschweig(1)			KABELCOM Wolfsburg(2)
	2007/ 2008	2006/ 2007	2005/ 2006	2007/ 2008	2006/ 2007	2005/ 2006	2007/ 2008	2006/ 2007	2005/ 2006
Goods and services sold	725	1,435	0	3,099	2,963	2,242	1,571	1,798	1,671
Goods and services purchased	28,476	22,191	30,536	167	150	82	129	160	129
Interest income	20,457	13,228	34	0	0	0	0	0	0
Interest expense	0	0	1,007	0	0	0	0	0	0
Receivables	0	481,598	427,668	0	94	0	0	0	0
Liabilities	0	78,327	139,412	0	0	0	0	1	0

(1)
KABELCOM Braunschweig Gesellschaft für Breitband-Kommunikation mbH, Braunschweig.

(2)
KABELCOM Wolfsburg Gesellschaft für Breitband-Kommunikation mbH, Wolfsburg.

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

        On March 25, 2004, LuxCo contributed its loan receivable of T€140,097 from KDVS to the capital reserve of KDG. On March 26, 2004, in a second step, KDG contributed this partner's loan to the capital account of KDVS.

        On July 2, 2004 KDG made a capital contribution of T€475,000 to KDVS. On November 19, 2004, KDVS' limited partner KDG withdrew capital in an amount of T€475,000.

        As of July 29, 2005 (effective April 1, 2005) KDG and KDVS signed a Ausgliederungs- und Übernahmevertrag (spinoff and acquisition agreement) for KDG`s operating units "Central Marketing", "Central Sales", "Product Management" and "Corporate Services". KDG transferred all of these units with all the belonging assets and liabilities at their book values as of March 31, 2005 in exchange for an increase in the limited partnership capital of €1 thousand and additional paid in capital in the amount of €4,360 thousand.

        The acquired assets consisted mainly of licences (€2,544 thousand), property and equipment (€2,423 thousand), receivables from affiliates (€10,693 thousand) and other assets (€1,575 thousand).

The acquired liabilities consisted mainly of provision for pensions (€616 thousand), other provisions and trade payable (€12,806 thousand).

        Goods and services purchased mainly relate to cost allocations for management services provided by KDG to its operating subsidiaries. The year-on-year increase is mainly the result of increased cost allocations for Management Services due to the launch of "Kabel Digital". Management Services are allocated to general and administrative expenses in the amount of T€28,418 (prior year: T€21,914; period ending March 31, 2005: T€30,146).

        In the fiscal years ended March 31, 2008, 2007 and 2006 KDVS received Management fees in the amount of T€725, T€1,435 and T€1,293, respectively, for rental expenses from KDG.

Related Party Guarantees

        On July 2, 2004 KDG issued senior notes with a nominal value of T€250,000 as well as senior notes with a nominal value of TUSD 610,000, both with a maturity date in 2014 (2014 Senior Notes). The outstanding loan amount is due and payable on July 1, 2014. The 2014 Senior Notes are senior liabilities that rank pari passu with all existing and future liabilities of KDG. The 2014 Senior Notes are secured by a second-ranking lien on the shares held by KDG in KDVS.

        KDVS itself is the guarantor of the KDG's debt. The Guarantee is a senior subordinated obligation of KDVS and ranks junior in right of payment to all of its existing and future unsubordinated debt. The Guarantee will rank senior to all existing and future obligations of KDVS expressly subordinated to the Guarantee. The Guarantee is effectively subordinated in right of payment to all of KDVS' existing and future secured debt (including under the Senior Credit Facilities), to the extent of the value of the assets securing such debt, and to all liabilities of any subsidiary of KDVS.

Transactions with Members of the Management Board

        The Group is presented by its general partner Kabel Deutschland Verwaltungs GmbH. The Management equals to the one of KDG and therefore payments to the management board are made by KDG directly.

        Management received short-term employee benefits in the amount of T€3,594 , T€3,871 and T€3,129 as well as post-employment benefits in the amount of T€300, T€383 and T€377 for the fiscal year ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

        Additionally management participates in the Group's Management Equity Participation Program and is holding interests in the Cayman Cable Holding L.P. of 1.05% upon which they have received non-cash share-based payments due to changes in the measurement of the carrying amount of the underlying interests in the fiscal year ending March 31, 2008 in the amount of T€3,451. Cash paid for the repurchase of interests from former members of Management totaled T€7,557 during the period ended March 31, 2008. During the fiscal year ending March 31, 2007, non-cash share-based payments to members of the Management amounted to T€15,913. In the fiscal year ended March 31, 2006, Management has not received any share-based payments due a negative change in the carrying amount of the underlying interests. Cash paid for the repurchase of interests from Management totaled T€5,159 during the period ended March 31, 2006.

        In total, management received remuneration in the amount of T€14,902, T€20,167 and T€8,665 for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

        For further details regarding share-based payments refer to note 5.3.

        Dr. Adrian v. Hammerstein obtained a loan with an interest rate of 5.0% p.a. in the amount of T€1,200 from Cayman Cable Holding L.P., accrued interest as of March 31, 2008 amounted to T€51. Dr. Manuel Cubero obtained a loan with an interest rate of 5.5% p.a. in the amount of T€960 from

Cayman Cable Holding L.P., accrued interest as of March 31, 2008 amounted to T€43. The principal amount of each of these loans is outstanding.

Former Members of Management and their surviving dependents

        For former Members of Management and their surviving dependents related to pension claims liabilities of T€129, T€144 and T€147 have been recorded for the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.

Transactions with Shareholders

        In the fiscal year ended March 31, 2008, Providence Equity Partners (ultimate Shareholder) received Management fees and Director fees and Transaction fees in the total amount of T€1,671 (prior year: T€1,882, for the fiscal year ended March 31, 2006: T€100)

5.3   Share-Based Payments

Management Equity Participation (MEP) Programs

        At March 31, 2008, the Group has five Management Equity Participation Programs (MEP I, MEP II, MEP III, MEP IV and MEP V) in place. MEP I provides direct and indirect—via Kabel Management Beteiligungs GbR—ownership in Cayman Cable Holding L.P., the parent company of KDG and LuxCo. MEP II and III provide options in Cayman Cable Holding L.P. interests. MEP IV is split into an interest program providing indirect—via Kabel Management Beteiligungs- (MEP IV) GbR—ownership in Cayman Cable Holding L.P. and an option program providing options in Cayman Cable Holding L.P. interests. MEP V also provides options in Cayman Cable Holding L.P. interests. Certain employees (including senior executives) of the Group receive remuneration in the form of share-based payment transactions.

MEP I

        In the fiscal year ending March 31, 2008, no members of KDVS Management participate in the Cayman Cable Holding L.P. directly as limited partners (the Direct Management Equity Program I—direct MEP I). Certain members participate indirectly through interests in Kabel Management Beteiligungs GbR, a separate partnership which is itself a limited partner in Cayman Cable Holding L.P. (the Indirect Management Equity Program I—indirect MEP I). The terms of both programs are substantially the same.

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

        The members both of the direct MEP I and indirect MEP I were required to pay a capital contribution upon admission. The direct MEP I and the indirect MEP I members, respectively, have financed up to 70% of the members' contributions with a loan from the Partnership.

        Interest accrues on such loans at a rate of 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds of gains resulting from the sale of shares in LuxCo by Cayman L.P. With these proceeds the granted loans were repaid.

        Put or call provisions apply to the members' Partnership interests in the event that such member cease to be employed by KDVS or its subsidiaries.

        Certain limits apply with respect to the transfer of interests in the Partnership. Limited partners are not permitted to transfer their interests in the Partnership (subject to certain exceptions for affiliate transfers and transfers to subsidiaries or family vehicles) without the consent of the general partner, Cayman Cable Holding G.P. Co. Ltd. Such consent may be given subject to conditions or restrictions or may be withheld at the general partner's absolute discretion. Notwithstanding the foregoing, no transfers shall be valid or effective if the transfer would violate any applicable securities laws or it would cause the Partnership to lose any of its exemptions or favorable treatment under the U.S. Federal income tax laws, ERISA or the U.S. Investment Company Act of 1940.

        As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of that, the Partnership decided to adjust the number of interests to reflect the decrease in the value of MEP I members shares resulting in the issue of additional interests to the MEP I holders. The number of interests additionally issued as adjustment without any consideration was 8,313 in the direct MEP I and 97,804 in the indirect MEP I.

        During the fiscal year ended March 31, 2008, 4 1,986 interests in Cayman Cable Holding L.P. were sold by members of the indirect MEP I. These interests were repurchased by Cayman Cable Holding L.P. at an average price of €14.66 per interest. Since Cayman Cable Holding L.P. repurchased these interests for cash and has not required KDVS to fund the repurchase, the liabilities related to these interests have been treated as a contribution from the parent when settled, resulting in an additional increase in capital reserve of T€616.

        One member of MEP I was reallocated from KDVS to KDG due to a change in its responsibilities, resulting in a decrease of the number of MEP I interests to be recognized by the Group of 209,930.

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

Number of interests granted

        As of March 31, 2008, Management holds indirect interests of 0.04% in the Cayman Cable Holding L.P. The total consideration paid for these interests amount to T€30.

Measurement

        Under the indirect MEP I as of November 27, 2003, the fair value of the interests in Kabel Management Beteiligungs GbR, which is valued by the fair value of its contribution in the Cayman Cable Holding L.P. amounts to T€616.

        At each balance sheet date through March 31, 2006, the carrying value of the repurchase obligation related to vested MEP I interests has been based on a formula defined in the partnership agreement for fair price estimation of the respective shares, which have been negotiated between the partners and are documented in the partnership agreement (third amendment). Effective April 19, 2006 and in connection with the 5th amendment to the limited partnership agreement, the controlling shareholders of Cayman Cable modified the settlement terms of MEP I interests in Cayman Cable Holding L.P to change the settlement formula from an EBITDA formula with fixed multiples to a fair value based model. The difference between repurchase obligation as computed at each reporting date and the consideration for the interests is accounted for as personnel expense. This amount is recognized over a vesting period of four years commencing at grant date using the accelerated recognition method in accordance with IFRS 2 whereby 25% are vested at each anniversary. Therefore the program is split into 4 different layers, for which fair value is calculated at each reporting date. As of March 31, 2008, March 31, 2007 and March 31, 2006 T€1,402, T€4,030 and T€517 included in the valuation of other liabilities, have been vested. Included in these amounts is the contribution made by the members of MEP I since such contributions are a liability in case of the sale of the interests. Due to changes in the fair value of the interests and due to additional vesting the Group recognized an increase in expenses and an increase in other liabilities for the fiscal year ended March 31, 2008 in the amount of T€415 (prior year (including the change from a formula based price to a fair value based price): T€4,392). In the fiscal year ended March 31, 2008, no changes in personnel expense due to the sale of interests have been recognized (prior year: decrease of T€352).

MEP II and III

        MEP II and MEP III are option programs that differ in the exercise price only. Under these programs, the participants were granted options on interests in the Cayman Cable Holding L.P.

        As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of this equity restructuring, the Partnership adjusted the number of options to reflect the decrease in value of the underlying interests resulting in the issuance of additional options to the MEP II and III holders. The number of options issued for that adjustment was 34,950 in MEP III. No additional options were issued to employees of the Group in MEP II. At the same time, the strike price for the options was adjusted by the same proportion to keep the total strike price constant. The value of the total outstanding options before and after this adjustment was the same.

Number of options granted

        As of March 31, 2008, in total 62,985 options have been granted to the participants in MEP III representing a 0.06% interest in the Cayman Cable Holding L.P. The increase in the number of options granted compared to March 31, 2007 is due to the change of responsibilities of one member of MEP III from KDG to KDVS. This change resulted in a reallocation of 20,995 options.

Grant date and terms

        The maximum term of the options is ten years after grant date. The options will be forfeited if they are not exercised. The weighted average remaining life of the options is 1.75 years as of March 31, 2008.

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

        The strike price is €4.53 for MEP III.

	Number of options
							Risk free interest rate at grant date	Fair value of option at grant date	Fair value of shares at grant date
Grant date	March 31, 2007	Granted	Reallocation	Called	Exercised	March 31, 2008				Fair value of option at measurement date
							(%)	in T€	in T€	in T€
January 1, 2005 MEP III	41,990	0	20,995	0	0	62,985	2,99	228	388	656

	41,990	0	20,995	0	0	62,985

	Number of options
							Risk free interest rate at grant date	Fair value of option at grant date	Fair value of shares at grant date
Grant date	March 31, 2006	Granted	Adjustment (1)	Called	Exercised	March 31, 2007				Fair value of option at measurement date
							(%)	in T€	in T€	in T€
January 1, 2005 MEP III	35,000	0	6,990	0	0	41,990	2,99	228	388	322
February 2, 2005 MEP III	140,000	0	27,960	0	167,960	0	2,78	906	1,552	1,291

	175,000	0	34,950	0	167,960	41,990

(1)
For Explanation, see section MEP II and III, paragraphs 1 and 2.

        For MEP II and III the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€192 in fiscal year ended March 31, 2008, of which the entire amount has vested. None of the options granted have been cancelled since granting. Therefore, all options shown are outstanding as of year end March 31, 2008 all of which have vested.

Indirect MEP IV

        Since March 2007, an additional management participation plan has been implemented, including options on interests in the Partnership (MEP IV option program) and interests in the Partnership which are held indirectly via Kabel Management Beteiligungs- (MEP IV) GbR (Indirect MEP IV). Kabel Management Beteiligung- (MEP IV) GbR is itself a limited partner in the Partnership.

        The general rules of the indirect MEP IV plan are substantially the same as for the indirect MEP I. All members of the indirect MEP IV were admitted to the program through ownership in Kabel Management Beteiligungs- (MEP IV) GbR, a limited partner in the Partnership holding common interests in the Partnership.

        The members of the indirect MEP IV were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs- (MEP IV) GbR, respectively, have financed 80% of the managers' contributions with a loan from the Partnership. Interest accrues on such loan at a rate of 5.0% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds received by them in respect of their interests.

        Put or call provisions apply to the members' Partnership interests in the event that such member ceases to be employed by KDG GmbH or its subsidiaries.

        The total number of interests in Kabel Management Beteiligungs- (MEP IV) GbR issued under the Indirect MEP IV amounts to 289,084. During the fiscal year ended March 31, 2008, none of these interests were sold by the respective members.

Grant date

        The grant date determines the point in time at which the fair value of the services of the members of MEP is measured. The persons who are members of the indirect MEP IV participate in Kabel Management Beteiligungs- (MEP IV) GbR with a grant date as of March 29, 2007.

Number of interests granted

        As of March 31, 2008, the members of that management participation plan indirectly hold interests in Cayman Cable Holding L.P. of 0.29%. The total consideration paid for these interests amounts to T€3,469.

Measurement

        Under the indirect MEP IV as of March 29, 2007, the fair value of the interests at March 31, 2008 amounts to T€4,238.

        As for the MEP I, the carrying amount of the repurchase obligation related to vested MEP IV interests at each reporting date is measured based on discounted cash flow models. This amount is recognized over a vesting period of four years commencing at grant date using the accelerated recognition method in accordance with IFRS 2 whereby 25% are vested at each anniversary. Therefore the program is split into 4 different layers, for which fair value is calculated at each reporting date. As of March 31, 2008, T€3,870 have vested. The liability was recorded in other liabilities. Included in these amounts is the contribution made by the members of indirect MEP IV since such contributions are a liability in case of the sale of the interests. Due to changes in the fair value of the interests and due to additional vesting, the Group recognized an increase in expenses and an increase in other liabilities for the fiscal year ended March 31, 2008 in the amount of T€401.

MEP IV Option Program

        Under the MEP IV Option Program, the participants were granted options on interests in the Cayman Cable Holding L.P. The terms and conditions of this management participation plan are substantially the same as for the other option programs.

Number of options granted

        During the fiscal year ended March 31, 2008 and in conjunction with the implementation of the additional plan, 432,143 options have been granted. Furthermore, 48,170 options have been called in that period based on the regulations in the amended and restated Cayman Cable Holding L.P. option plan—MEP IV.

        As of March 31, 2008, a total of 383,973 options have been granted to the participants in MEP IV option program representing a 0.04% interest in the Cayman Cable Holding L.P.

Grant date and terms

        The options under the MEP IV Option program have been issued with a grant date as of March 29, 2007. The weighted average remaining life of the options is 3.99 years as of March 31, 2008.

Method and extent of exercise

        The Options will become immediately vested and exercisable upon any of the following events:

  •
  the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Group to a third party purchaser (which is not itself a Group undertaking or under common ownership with a Group undertaking);

  •
  the effective date of a Flotation whereby Flotation means any underwritten public offering of the shares of a holding undertaking of Group Companies; or

  •
  the date of an Approved Offer whereby Approved Offer means an offer to acquire all of the issued limited partnership interests in the Partnership,

        after which they will lapse if unexercised.

        In addition, the general partner of Cayman Cable Holding L.P. may, at its absolute discretion, allow options to become exercisable, in whole or in part, prior to an exit event.

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

Measurement

        The measurement of the fair value at grant date and each consecutive reporting period is based on the Black-Scholes option pricing model. The main parameters are the estimated fair value of the interests, expected volatility of the values of the interests, the estimated term of the options and the risk free interest rate on grant date (based on the estimated average life of the options of five years). The grant of the options is not dependent on market conditions, whereby expected future distributions are included in the calculation.

        The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

        The strike price is €12.00 for all options in the MEP IV Option Program.

Number of options
						Risk free interest rate at grant date	Fair value of option at grant date	Fair value of shares at grant date
Grant date	March 31, 2007	Granted	Called	Exercised	March 31, 2008				Fair value of option at measurement date
						(%)	in T€	in T€	in T€
March 29, 2007 MEP IV Option Program	0	432,143	48,170	0	383,973	4.00	1,484	5,065	1,980

        For the MEP IV Option Program, the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€1,072 in fiscal year ended March 31, 2008, of which the entire amount has vested. None of the options granted have been cancelled since granting. Therefore all options shown are outstanding as of year end March 31, 2008 of which 95,993 vested and 287,980 remain unvested. The net book value of the liability relating to the MEP IV Option Program at March 31, 2008 amounts to T€1,031.

MEP V

        Under MEP V, the participants were granted options on interests in the Cayman Cable Holding L.P. The terms and conditions of this management participation plan are substantially the same as for the other option programs.

Number of options granted

        During the fiscal year ended March 31, 2008 and in conjunction with the implementation of the additional plan, 481,688 options have been granted. All these options representing a 0.48% interest in the Cayman Cable Holding L.P. are outstanding as of March 31, 2008.

Grant date and terms

        The options under MEP V have been issued with a grant date as of December 3, 2007. The weighted average remaining life of the options is 4.67 years as of March 31, 2008.

Method and extent of exercise

        The options will become immediately vested and exercisable upon any of the following events:

  •
  the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Group to a third party purchaser (which is not itself a Group undertaking or under common ownership with a Group undertaking);

  •
  the effective date of a Flotation whereby Flotation means any underwritten public offering of the shares of a holding undertaking of Group Companies; or

  •
  the date of an Approved Offer whereby Approved Offer means an offer to acquire all of the issued limited partnership interests in the Partnership,

        after which they will lapse if unexercised.

        In addition, the general partner of Cayman Cable Holding L.P. may, at its absolute discretion, allow options to become exercisable, in whole or in part, prior to an exit event.

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

Measurement

        The measurement of the fair value at grant date and each consecutive reporting period is based on the Black-Scholes options pricing model. The main parameters are the estimated fair value of the interests, expected volatility of the values of the interests, the estimated term of the options and the risk free interest rate on grant date (based on the estimated average life of the options of five years). The grant of the options is not dependent on market conditions, whereby expected future distributions are included in the calculation.

        The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

        The strike price is €14.66 for all options in the MEP V Option Program.

Number of options
						Risk free interest rate at grant date	Fair value of option at grant date	Fair value of shares at grant date
Grant date	March 31, 2007	Granted	Called	Exercised	March 31, 2008				Fair value of option at measurement date
						(%)	in T€	in T€	in T€
December 3, 2007 MEP V	0	481,688	0	0	481,688	3.90	2,127	7,062	2,014

        For MEP V, the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€524 in fiscal year ended March 31, 2008, of which the entire amount has vested. None of the options granted have been cancelled since granting. Therefore all options shown are outstanding as of year end March 31, 2008 of which none vested and 481,688 remain unvested. The net book value of the liability relating to the MEP V Option Program at March 31, 2008 amounts to T€524.

5.4   Financial Instruments

        KDVS is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. KDVS manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through hedging strategies that utilize derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risk by entering in currency swaps or the risk of variable interest payments by entering into interest rate swaps and buying caps. Derivative instruments are only used to hedge existing or prospective transactions.

        Of KDVS' financial instruments, only the interest swaps bear a fair value interest rate risk, whereas the money market funds and the bank loans bear cash flow interest rate risks.

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

        As of the balance sheet date, derivative financial instruments consisted of the following:

	March 31, 2008	March 31, 2007	March 31, 2006
	T€	T€	T€
Interest Rate Swaps
Within one year	75,960	71,863	67,988
One to five years	379,568	455,528	527,391
More than 5 years	0	0	0

Total	455,528	527,391	595,379
Interest Rate Cap
Within one year	25,320	23,954	22,663
One to five years	126,523	151,843	175,797
More than 5 years	0	0	0

Total	151,843	175,797	198,460
Total	607,371	703,188	793,839

        The nominal volume is the sum total of all purchase and sale amounts of the interest rate derivatives. The nominal amounts are equal to the volume of the hedged items.

Interest Rate Swaps and Caps

        Approximately T€1,037,500 borrowed under the Group's initial senior loan facility in 2003 was used to fund the acquisition of the cable television business. The interest rate volatility related to these outstanding loans was mitigated with a combination of interest rate swaps and caps at the time the bank loans were incurred. The loans were extended by the lending banks subject to the condition that the Group would enter into appropriate interest rate swaps and interest caps.

        With the interest rate swaps, the variable interest rates (EURIBOR) on KDVS' bank loans were effectively exchanged for a fixed interest rate of 4.0495% per annum. KDVS initially entered into interest rate swaps with a notional amount of T€778,125 which will be amortized until 2015. These swaps entitle KDVS to receive a payment from the counterparty if the variable market interest rate exceeds the fixed interest rate, and oblige KDVS to make a payment to the counterparty if the fixed interest rate exceeds the variable market interest rate. These types of agreements are entered into to effectively convert the interest rates on a portion of KDVS' long-term liabilities to banks from variable to fix. In 2003, KDVS also purchased interest rate caps with a cap level of 4.2% per annum with a notional amount of T€259,375 which will be amortized until 2015. These caps entitle KDVS to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

        In September 2004, KDVS restructured its interest rate swaps and caps. The restructured derivatives now mature June 2009 compared to the original maturity, and the effective interest rate on the swaps was reduced from 4.0495% to 3.705% as of September 29, 2004.

Credit Risk

        Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. It arises principally from receivables from customers. The exposure to credit risk is influenced mainly by the individual characteristics of each customer.

        For all payments underlying the financial instruments, collateral must be requested, credit ratings/references obtained and a track record of prior business relations used in order to minimize the credit risk depending on the nature and extent of the respective payments. Without taking into account any collateral or other credit enhancements, the carrying amount of financial assets represents the maximum exposure to credit risk.

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

Interest Rate Risk

        KDVS' interest payment risk is mitigated by the derivatives described. As of year-end 2008, 2007 and 2006, all of the interest-bearing liabilities are due in 5 years, which is why the interest rate derivative structure is long term.

Liquidity risk

        Liquidity risk represents the risk that liquidity reserves will prove to be insufficient to meet financial obligations in a timely manner. In order to ensure liquidity the Group has unused Senior Credit Facilities and other lines of credit amounting to T€909,000, T€200,000 and T€50,000 at March 31, 2008, March 31, 2007 and March 31, 2006, respectively. In the fiscal year 2008 an amount of T€650,000 is included which relates to the Senior Add-on-Facility.

        Future cash outflows arising from financial liabilities that are recognized in the Consolidated Balance Sheet are presented in the following table. This includes payments to settle the liabilities and interest payments as well as cash outflows from cash settled derivatives with a negative market value. Financial liabilities that are repayable on demand are included on the basis of the earliest date of repayment. Cash flows for variable interest liabilities are determined with reference to the market conditions at the balance sheet date.

Mar. 31, 2008	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
Financial liabilities	70,350	133,369	1,223,810	0	1,427,529
Trade payables	210,408	0	0	0	210,408
Finance lease liabilities	10,645	21,285	10,828	0	42,758
Other liabilities	3,091	0	0	0	3,091
Derivative financial liabilities	0	0	0	0	0

Total	294,494	154,654	1,234,638	0	1,683,786

Mar. 31, 2007	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
Financial liabilities	77,593	136,677	1,293,386	0	1,507,656
Trade payables	167,907	0	0	0	167,907
Finance lease liabilities	10,008	19,889	19,592	536	50,025
Other liabilities	8,335	0	0	0	8,335
Derivative financial liabilities	0	0	0	0	0

Total	263,843	156,566	1,312,978	536	1,733,923

Mar. 31, 2006	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€
	T€
Financial liabilities	1,271,803	143,383	65,988	1,291,031	2,772,205
Trade payables	146,269	0	0	0	146,269
Finance lease liabilities	7,083	12,952	12,891	6,982	39,908
Other liabilities	3,760	0	0	0	3,760
Derivative financial liabilities	2,937	0	0	0	2,937

Total	1,431,852	156,335	78,879	1,298,013	2,965,079

Capital management

        The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating to reduce risks from its highly leveraged financing structure.

        This is monitored using the debt covenants of the Senior Credit Facility and the indenture of the Senior Notes.

        The Group's ability to make payments and to refinance its debt, and to fund future operations and capital expenditures, will depend on future operating performance and the ability to generate sufficient cash. Accordingly the Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions.

Fair Values of Financial Instruments

        The following table presents the carrying amounts of financial instruments according to categories of IAS 39:

	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2006
	T€	T€	T€
Financial assets at fair value through profit or loss	4,239	5,414	604
Loans and Receivables	147,610	157,241	346,558
Available-for-Sale financial assets	0	7,446	352

	151,849	170,101	347,514

Financial liabilities at fair value through profit or loss	0	0	3,844
Financial liabilities measured at amortised cost	1,413,611	1,321,790	1,378,818

	1,565,460	1,321,790	1,382,662

        The category Available-for-Sale financial assets in the prior years included equity instruments measured at amortized cost because they did not have a quoted market price and their value could not be measured reliably amounting to T€156 and T€352 for the years ended March 31, 2007 and 2006, respectively.

        The following table shows net gains or losses of financial instruments according to categories of IAS 39 recognized in the Consolidated Statement of Operations:

	Fiscal Year Ended March 31,
	2008	2007	2006
	(in T€)
Financial assets and liabilities at fair value through profit or loss	(1,175)	8,655	16,919
Loans and Receivables	(27,863)	(19,268)	(8,447)
Available-for-Sale financial assets	2,337	0	0

	(26,701)	(10,613)	8,472

        Net gains or losses on financial assets and liabilities at fair value through profit or loss include the effects from the fair value measurement of the derivatives that are not part of a hedge accounting relationship.

        Net gains and losses on loans and receivables comprise mainly impairment losses and reversals.

        Net gains or losses of Available-for-Sale financial assets result from the sale of interests in other companies. In the fiscal year 2008 the amount relates to the sale of Primacom.

        Net gains and losses on financial liabilities measured at amortised cost include effects from foreign currency translation and from early settlement.

Fair Values of Financial Instruments

        The following table presents the carrying amounts and fair values of financial assets and liabilities included in each balance sheet item.

		Mar. 31, 2008		Mar. 31, 2007		Mar. 31, 2006
	Category according to IAS 39	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		T€	T€	T€	T€	T€	T€
Financial assets measured at cost or amortized cost
Cash and Cash Equivalents	LaR	15,422	15,422	54,108	54,108	223,070	223,070
Trade Receivables	LaR	130,530	130,530	101,158	101,158	120,789	120,789
Receivables from Affiliates	LaR	0	0	256	256	38	38
Receivables from Associates	LaR	0	0	0	0	0	0
Other Current assets	LaR	1,658	1,658	1,719	1,719	2,661	2,661
Other Financial Assets *	AfS	0	0	156	0	492	0
Financial assets measured at fair value
Other Financial Assets	AfS	0	0	7,290	7,290	(140)	(140)
Other non-current Assets
Derivatives without a hedging
relationship	FAHfT	4,239	4,239	5,414	5,414	604	604
Financial liabilities measured at cost or amortized cost
Current Financial Liabilities	FLAC	8,708	8,708	18,112	18,112	77,123	77,123
Trade payables	FLAC	210,408	210,408	167,907	167,907	146,269	146,269
Liabilities to Associates	FLAC	0	0	0	0	0	0
Other Current Liabilities
Other financial liabilities	FLAC	3,091	3,091	8,398	8,398	3,760	3,760
Finance lease liabilities	n/a	8,228	8,228	7,184	7,184	4,740	4,740
Senior Credit Facility	FLAC	1,191,404	1,191,404	1,127,436	1,127,436	1,223,526	1,223,526
Other non-current Liabilities
Finance lease liabilities	n/a	28,836	28,744	34,675	34,587	27,328	27,250
Financial liabilities measured at fair value
Non-current Financial Liabilities
Derivatives without a hedging
relationship	FLHfT	0	0	0	0	3,844	3,844

*
This line consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.

        The terms have the following respective meanings:

        "LaR" refers to Loans and Receivables

        "AfS" refers to Available-for-Sale

        "FAHfT" refers to Financial Assets Financial Assets Held for Trading

        "FLAC" refers to Financial Liabilities Measured at Amortized Cost

        "FLHfT" refers to Financial Liabilities Held for Trading

        The carrying amounts of the Group's cash and cash equivalents, money market funds, trade receivables and payables, short-term loans, as well as other current liabilities, in view of their short terms as of March 31, 2008, 2007, and 2006, are effectively equal to their fair values as they have interest rates based on variable interest rates that change in line with the market. Using a discounted cash flow analysis based on the current lending rate for an identical loan term, the fair value of the Group's long-term, fixed-rate liabilities is estimated as the net present value of future payments, using yield curves obtained by banks and money market observations. Due to the complexity inherent in such an estimate, the estimate may not necessarily reflect actual market values. Different market assessments or procedures may therefore significantly influence the fair value estimate.

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

        The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). They are as follows (in T€):

Instrument	Nominal amount March 31, 2008	Fair value March 31, 2008	Recognized in statement of operations April 1, 2007- March 31, 2008	Recognized in equity April 1, 2007- March 31, 2008
	T€	T€	T€	T€
Interest rate swap	455,528	3,625	(1,358)	0
Interest rate cap	151,843	614	183	0

Total	607,371	4,239	(1,175)	0

Deferred Taxes	0	0	0	0

Total	607,371	4,239	(1,175)	0

Instrument	Nominal amount March 31, 2007	Fair value March 31, 2007	Recognized in statement of operations April 1, 2006- March 31, 2007	Recognized in equity April 1, 2006- March 31, 2007
	T€	T€	T€	T€
Interest rate swap	527,391	4,983	8,827	0
Interest rate cap	175,797	432	(172)	0

Total	703,188	5,415	8,655	0

Deferred Taxes	0	0	0	0

Total	703,188	5,415	8,655	0

Instrument	Nominal amount March 31, 2006	Fair value March 31, 2006	Recognized in statement of operations April 1, 2005- March 31, 2006	Recognized in equity April 1, 2005- March 31, 2006
	T€	T€	T€	T€
Interest rate swap	595,379	(3,844)	17,165	0
Interest rate cap	198,460	603	(246)	0

Total	793,839	(3,241)	16,919	0

Deferred Taxes	0	0	0	0

Total	793,839	(3,241)	16,919	0

        Prior to March 31, 2007 the Group previously assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the "change in variable cash flow method". Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on "IAS 39 Financial Instruments: Recognition and Measurement—Assessing hedge effectiveness of an interest rate swap in a cash flow hedge" the Group has reconsidered its accounting treatment applied to those transactions and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Group had adjusted its financial statements as of March 31, 2007 and comparative periods to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through profit and loss. This change in accounting treatment has been accounted for retroactively. This adjustment resulted in a decrease in other comprehensive income of T€8,320, a decrease in interest expense of T€13,682 and an increase in deferred tax expense of T€5,362 for the fiscal year ended March 31, 2006.

Sensitivity analysis

        KDVS prepares sensitivity analysis that shows how net income and equity would have been affected by changes in the relevant market risk variables that were reasonably possible at the reporting date.

        Interest rate risks result from the variable interest rates (EURIBOR) on KDVS' bank loans and are hedged with interest rate swaps and caps that are accounted for at fair value through profit or loss. In determining the sensitivity concerning interest rate risks the fair values for interest rate swaps and caps were calculated based on the hypothetical market interest rates with the resulting effects on net income and equity. The effect of interest rate changes on interest expense for bank loans with variable interest rates is calculated based on the risk exposure at the balance sheet date. Under this approach and assuming constant foreign exchange rate the interest rate sensitivity is as follows.

	Effect on net income and equity
	Parallel increase of the interest curve of 100 basis points	Parallel decrease of the interest curve of 100 basis points
	(in T€)	(in T€)
March 31, 2008
Bank loans with variable interest rate	(12,100)	12,100
Derivative financial instruments	3,523	(3,851)

	(8,577)	8,249

March 31, 2007
Bank loans with variable interest rate	(11,500)	11,500
Derivative financial instruments	6,469	(6,190)

	(5,031)	5,310

5.5   Group Companies

		Registered office	Shareholding
			(in %)
Fully consolidated companies (IFRS 3)
1	Kabel Deutschland Vertrieb und Service GmbH & Co. KG	Unterföhring
2	Kabel Deutschland Breitband Services GmbH	Unterföhring	100.00
3	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
4	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG	Kaiserslautern	100.00
5	Leto GmbH	Berlin	100.00

		Registered office	Shareholding
			(in %)
Companies consolidated at equity (IAS 28)
6	KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Braunschweig	24.00
7	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Wolfsburg	24.00

5.6   Particular Events after the Balance Sheet Date

        On April 30, 2008, KDVS closed the acquisition of several companies from the Orion Group with 1.1 million CATV subscribers. The FCO approved the transaction which was signed during the fiscal year on April 4, 2008. The purchase price amounted to approximately T€500,000 and was fully funded through an increase in KDVS' Senior Credit Facility. The transaction covers the acquisition of several entities listed below.

        An additional 30% direct share of KMG and indirect share of 4.225% of RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG and 5% of RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH was closed on June 30, 2008.

        In total, the acquisitions include the following entities at the stated percentage of voting equity:

        Directly held:

Tele Columbus Nord GmbH	100.00%
KMG KABEL-FERNSEHEN HANNOVER GmbH	100.00%
KABELCOM Braunschweig Gesellschaft für Breitbandkabel- Kommunikation mbH	75.58%
KABELCOM Wolfsburg Gesellschaft für Breitbandkabel- Kommunikation mbH	72.49%
Kabel Deutschland Süd GmbH (previously Cor H Erste GmbH)	100.00%
Kabel Deutschland West GmbH (previously Cor H Zweite GmbH)	100.00%
Kabel Deutschland Nord GmbH (previously Cor H Dritte GmbH)	100.00%
Indirectly held:
AEP Plückhahn Kabel GmbH	100.00%
RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	47.38%
RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH	56.20%
Urbana Teleunion Rostock GmbH & Co. KG	70.00%
Verwaltung Urbana Teleunion Rostock GmbH	50.00%

        Please note that the purchase price of the various transactions is based on financial information which is currently being prepared. Therefore, neither assets and liabilities nor contingent liabilities of the acquired entities can be presented at this point in time. As a result, it is impracticable to disclose the purchase price.

        As of April 30, 2008 the Group sold and transferred its share in Kabel-Service-Berlin GmbH to Tele Columbus GmbH for total consideration of T€13,000.

        As of April 30, 2008 an amount of T€535,000 was drawn down under the Senior Add-on Facility. On the same day, the Company entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.410% per annum has a notional amount of T€250,000 and a one year duration. As of May 9, 2008 the granted loan amount of the Senior Add-on Facility was reduced by T€115,000 to T€535,000 from T€650,000 originally.

        In April 2008, we entered into a new 24-month collective bargaining agreement with the labor union representing our unionized employees. As a result, wages for employees increased by 3.7% from June 1, 2008 and will increase another 3.3% from April 1, 2009.

        On May 7, 2008, the Group announced that they have agreed with pay-TV operator Premiere on a new five year contract running until 2012. The contract governs the feed-in of the existing Premiere pay-TV channels over the Group's cable network.

        On May 14, 2008, the Group announced that the cooperation with Nagravision will be continued and Nagravision's new coding system will be introduced in autumn 2008.

5.7   Management

        The Group is represented by its general partner Kabel Deutschland Verwaltungs GmbH. No further representatives are registered in the commercial register.

        The Management and Advisory Board of Kabel Deutschland Verwaltungs GmbH are the following:

Management

Dr. Adrian von Hammerstein	Chairman of the Management Board, Chief Executive Officer
Paul Thomason	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares	Chief Commercial Officer
Herbert R. Hribar	Chief Operating Officer

5.8   Authorization of Financial Statements

        The consolidated financial statements were released for publication on July 25, 2008.

Unterföhring, July 25, 2008

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

Dr. Adrian von Hammerstein Chief Executive Officer	Paul Thomason Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Commercial Officer	Herbert R. Hribar Chief Operating Officer

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Appendix 1 to the Notes

Analysis of Fixed Assets for Period from April 1, 2007 to March 31, 2008

	Acquisition and Production Cost						Accumulated Depreciation and Amortization						Net Book Value
	April 1, 2007	Acquisitions	Additions	Disposals	Reclassifications	March 31, 2008	April 1, 2007	Additions	Disposals	Reclassifications	Change in at-equity Investment	March 31, 2008	March 31, 2008
	€	€	€	€	€	€	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences and other Contractual and Legal Rights	148,880,844.66	0.00	52,633,605.53	6,066.75	10,395,887.76	211,904,271.20	73,817,436.14	40,377,221.34	6,066.75	53.12	0.00	114,188,643.85	97,715,627.35
2. Internally generated Software	13,837,173.00	0.00	2,527,960.15	0.00	0.00	16,365,133.15	5,787,914.48	2,765,760.44	0.00	0.00	0.00	8,553,674.92	7,811,458.23
3. Customer List	715,426,567.68	20,936,112.22	111,394.43	11,030.98	0.00	736,463,043.35	333,039,392.45	85,611,086.83	415.04	0.00	0.00	418,650,064.24	317,812,979.11
4. Prepayments	10,926,153.95	0.00	7,683,386.95	275.56	(10,554,211.21)	8,055,054.13	0.00	0.00	0.00	0.00	0.00	0.00	8,055,054.13

	889,070,739.29	20,936,112.22	62,956,347.06	17,373.29	(158,323.45)	972,787,501.83	412,644,743.07	128,754,068.61	6,481.79	53.12	0.00	541,392,383.01	431,395,118.82

II. Property and Equipment
1. Buildings on non-owned Land	7,083,733.17	0.00	2,573,705.68	0.00	3,128,884.04	12,786,322.89	2,400,512.91	1,200,609.96	0.00	605.63	0.00	3,601,728.50	9,184,594.39
2. Technical Equipment	1,603,466,977.78	8,962,186.68	194,121,088.50	3,382,762.56	34,449,651.88	1,837,617,142.28	697,586,347.10	154,889,282.60	2,504,661.65	(566,305.81)	0.00	849,404,662.24	988,212,480.04
3. Other Equipment, Furniture and Fixtures	61,812,353.85	0.00	9,523,937.36	3,229,865.59	1,218,277.56	69,324,703.18	36,888,467.44	8,446,112.07	3,170,493.70	565,647.06	0.00	42,729,732.87	26,594,970.31
4. Construction in progress	50,533,854.29	0.00	49,623,080.51	1,393.84	(38,638,490.03)	61,517,050.93	0.00	0.00	0.00	0.00	0.00	0.00	61,517,050.93

	1,722,896,919.09	8,962,186.68	255,841,812.05	6,614,021.99	158,323.45	1,981,245,219.28	736,875,327.45	164,536,004.63	5,675,155.35	(53.12)	0.00	895,736,123.61	1,085,509,095.67

III. Financial Assets
1. Equity Investments in Associates	2,487,200.00	0.00	0.00	0.00	0.00	2,487,200.00	857,029.91	0.00	0.00	0.00	298,282.03	1,155,311.94	1,331,888.06
2. Other financial Assets	7,445,800.37	4,606,721.62	0.00	7,420,800.37	0.00	4,631,721.62	0.00	0.00	0.00	0.00	0.00	0.00	4,631,721.62

	9,933,000.37	4,606,721.62	0.00	7,420,800.37	0.00	7,118,921.62	857,029.91	0.00	0.00	0.00	298,282.03	1,155,311.94	5,963,609.68

	2,621,900,658.75	34,505,020.52	318,798,159.11	14,052,195.65	0.00	2,961,151,642.73	1,150,377,100.43	293,290,073.24	5,681,637.14	0.00	298,282.03	1,438,283,818.56	1,522,867,824.17

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Appendix 2 to the Notes

Analysis of Fixed Assets for Period from April 1, 2006 to March 31, 2007

	Acquisition and Production Cost						Accumulated Depreciation and Amortization						Net Book Value
	April 1, 2006	Acquisitions	Additions	Disposals	Reclassifications	March 31, 2007	April 1, 2006	Additions	Disposals	Reclassifications	Change in at-equity Investment	March 31, 2007	March 31, 2007
	€	€	€	€	€	€	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences and other Contractual and Legal Rights	98,012,500.58	0.00	52,198,278.72	3,239,616.88	1,909,682.24	148,880,844.66	52,678,422.33	24,378,630.69	3,239,616.88	0.00	0.00	73,817,436.14	75,063,408.52
2. Internally generated Software	12,789,484.77	0.00	1,047,688.23	0.00	0.00	13,837,173.00	3,271,505.03	2,516,409.45	0.00	0.00	0.00	5,787,914.48	8,049,258.52
3. Customer List	709,713,538.37	5,713,029.31	0.00	0.00	0.00	715,426,567.68	249,230,050.39	83,809,342.06	0.00	0.00	0.00	333,039,392.45	382,387,175.23
4. Prepayments	2,621,373.16	0.00	10,174,463.03	0.00	(1,869,682.24)	10,926,153.95	0.00	0.00	0.00	0.00	0.00	0.00	10,926,153.95

	823,136,896.88	5,713,029.31	63,420,429.98	3,239,616.88	40,000.00	889,070,739.29	305,179,977.75	110,704,382.20	3,239,616.88	0.00	0.00	412,644,743.07	476,425,996.22

II. Property and Equipment
1. Buildings on non-owned Land	5,260,629.38	0.00	1,765,226.16	9,635.00	67,512.63	7,083,733.17	1,712,301.38	689,345.53	1,134.00	0.00	0.00	2,400,512.91	4,683,220.26
2. Technical Equipment	1,425,843,167.38	741,174.20	162,952,692.29	17,258,248.20	31,188,192.11	1,603,466,977.78	585,965,045.25	126,614,504.51	14,983,155.99	(10,046.67)	0.00	697,586,347.10	905,880,630.68
3. Other Equipment, Furniture and Fixtures	50,124,817.98	0.00	12,741,652.04	1,824,211.24	770,095.07	61,812,353.85	31,203,663.03	7,410,583.97	1,735,826.23	10,046.67	0.00	36,888,467.44	24,923,886.41
4. Construction in progress	39,714,617.85	0.00	42,893,915.46	8,879.21	(32,065,799.81)	50,533,854.29	0.00	0.00	0.00	0.00	0.00	0.00	50,533,854.29

	1,520,943,232.59	741,174.20	220,353,485.95	19,100,973.65	(40,000.00)	1,722,896,919.09	618,881,009.66	134,714,434.01	16,720,116.22	0.00	0.00	736,875,327.45	986,021,591.64

III. Financial Assets
1. Equity Investments in Associates	2,487,200.00	0.00	0.00	0.00	0.00	2,487,200.00	629,532.93	0.00	0.00	0.00	227,496.98	857,029.91	1,630,170.09
2. Other financial Assets	352,000.00	0.00	7,393,800.37	300,000.00	0.00	7,445,800.37	0.00	0.00	0.00	0.00	0.00	0.00	7,445,800.37

	2,839,200.00	0.00	7,393,800.37	300,000.00	0.00	9,933,000.37	629,532.93	0.00	0.00	0.00	227,496.98	857,029.91	9,075,970.46

	2,346,919,329.47	6,454,203.51	291,167,716.30	22,640,590.53	0.00	2,621,900,658.75	924,690,520.34	245,418,816.21	19,959,733.10	0.00	227,496.98	1,150,377,100.43	1,471,523,558.32

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterföhring

Appendix 3 to the Notes

Analysis of Fixed Assets for Period from April 1, 2005 to March 31, 2006

	Acquisition and Production Cost							Accumulated Depreciation and Amortization							Net Book Value
	April 1, 2005	Acquisitions	Contribution of Assets	Additions	Disposals	Reclassification	March 31, 2006	April 1, 2005	Contribution of Assets	Additions	Disposals	Reclassification	Change in at-equity Investment	March 31, 2006	March 31, 2006
	€	€	€	€	€	€	€	€	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences and other Contractual and Legal Rights	73,440,636.52	0.00	3,479,887.35	19,920,718.67	0.00	1,171,258.04	98,012,500.58	34,906,374.81	936,140.81	16,834,197.20	0.00	1,709.51	0.00	52,678,422.33	45,334,078.25
2. Internally generated Software	9,747,676.00	0.00	0.00	3,041,808.77	0.00	0.00	12,789,484.77	849,968.87	0.00	2,421,536.16	0.00	0.00	0.00	3,271,505.03	9,517,979.74
3. Customer List	696,615,984.17	5,605,485.01	0.00	572,624.92	58,508.16	6,977,952.43	709,713,538.37	165,757,814.09	0.00	83,481,224.29	8,987.99	0.00	0.00	249,230,050.39	460,483,487.98
4. Prepayments	682,883.67	0.00	0.00	3,053,456.98	0.00	(1,114,967.49)	2,621,373.16	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,621,373.16

	780,487,180.36	5,605,485.01	3,479,887.35	26,588,609.34	58,508.16	7,034,242.98	823,136,896.88	201,514,157.77	936,140.81	102,736,957.65	8,987.99	1,709.51	0.00	305,179,977.75	517,956,919.13

II. Property and Equipment
1. Buildings on non-owned Land	2,960,544.20	0.00	1,457,200.60	1,213,433.77	422,578.09	52,028.90	5,260,629.38	1,258,260.20	132,376.60	616,288.46	294,623.88	0.00	0.00	1,712,301.38	3,548,328.00
2. Technical Equipment	1,333,122,659.69	1,704,994.47	0.00	69,221,542.14	442,566.52	22,236,537.60	1,425,843,167.38	473,482,327.42	0.00	111,464,120.09	257,320.92	1,275,918.66	0.00	585,965,045.25	839,878,122.13
3. Other Equipment, Furniture and Fixtures	38,207,580.17	0.00	1,449,229.26	9,128,458.73	543,354.50	1,882,904.32	50,124,817.98	27,081,374.76	354,584.26	5,536,934.11	491,601.93	(1,277,628.17)	0.00	31,203,663.03	18,921,154.95
4. Construction in progress	24,973,104.54	0.00	3,200.00	38,966,074.68	0.00	(24,227,761.37)	39,714,617.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	39,714,617.85

	1,399,263,888.60	1,704,994.47	2,909,629.86	118,529,509.32	1,408,499.11	(56,290.55)	1,520,943,232.59	501,821,962.38	486,960.86	117,617,342.66	1,043,546.73	(1,709.51)	0.00	618,881,009.66	902,062,222.93

III. Financial Assets
1. Equity Investments in Associates	2,487,200.00	0.00	0.00	0.00	0.00	0.00	2,487,200.00	393,323.54	0.00	0.00	0.00	0.00	236,209.39	629,532.93	1,857,667.07
2. Other financial Assets	7,391,930.70	0.00	0.00	9,158.37	71,136.64	(6,977,952.43)	352,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	352,000.00

	9,879,130.70	0.00	0.00	9,158.37	71,136.64	(6,977,952.43)	2,839,200.00	393,323.54	0.00	0.00	0.00	0.00	236,209.39	629,532.93	2,209,667.07

	2,189,630,199.66	7,310,479.48	6,389,517.21	145,127,277.03	1,538,143.91	0.00	2,346,919,329.47	703,729,443.69	1,423,101.67	220,354,300.31	1,052,534.72	0.00	236,209.39	924,690,520.34	1,422,228,809.13